As filed with the Securities and Exchange Commission on August 24, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EQUITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Kansas	6022	72-1532188
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

(316) 612-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

Wichita, Kansas 67207

(316) 612-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael G. Keeley, Esq. Norton Rose Fulbright US LLP 2200 Ross Avenue, Suite 3600 Dallas, Texas 75201-7932 (214) 855-3906	Dan R. Bowers, Esq. Bowers Law Firm 1413 McCoy Drive, Suite A Harrison, Arkansas 72601 (870) 741-6166	Jonathan S. Hightower, Esq. Bryan Cave LLP 1201 West Peachtree Street, NW 14th Floor Atlanta, Georgia 30309 (404) 572-6669

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Class A Common Stock, par value $0.01 per share	2,689,838	N/A	$43,168,538.50	$4,347.07

(1)	Represents the maximum number of shares of Registrant common stock that could be issued in connection with the merger described herein.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), and computed pursuant to Rule 457(f)(2) and (f)(3) under the Securities Act, by multiplying the book value of Community First Bancshares, Inc.’s common stock of approximately $143.83 per share as of June 30, 2016, the latest practicable date prior to the date of filing this registration statement, by 370,450, the maximum number of shares of Community First Bancshares, Inc.’s common stock to be cancelled in the merger described herein, less the estimated aggregate cash consideration to be paid in the merger of $10,113,285.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $100.70 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED AUGUST 24, 2016

PROXY STATEMENT	PROSPECTUS

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

On July 14, 2016, Equity Bancshares, Inc., a Kansas corporation (which we refer to in this joint proxy statement/prospectus as “Equity”), and Community First Bancshares, Inc., an Arkansas corporation (which we refer to in this joint proxy statement/prospectus as “Community”) entered into an Agreement and Plan of Reorganization (which we refer to in this joint proxy statement/prospectus as the “merger agreement”). Subject to its terms and conditions, the merger agreement provides that Community will merge with and into Equity (which we refer to in this joint proxy statement/prospectus as the “merger”), with Equity continuing as the surviving corporation.

At the effective time of the merger (which we refer to in this joint proxy statement/prospectus as the “Effective Time”), each outstanding share of Community common stock will be converted into the right to receive (i) 7.261 shares of Class A common stock, par value of $0.01 per share, of Equity (which we refer to in this joint proxy statement/prospectus as “Equity common stock”), and (ii) $27.30, in cash, subject to a possible downward adjustment of the cash consideration based upon Community’s consolidated capital, surplus and retained earnings accounts less all intangible assets and Community merger costs (which we refer to in this joint proxy statement/prospectus as the “Community stockholders’ equity”) prior to the closing of the merger (which we refer to in this joint proxy statement/prospectus as the “Closing”) as provided in the merger agreement. The Equity common stock is listed on the NASDAQ Stock Market, Inc. Global Select Market (which we refer to in this joint proxy statement/prospectus as the “NASDAQ”) under the symbol “EQBK.” The market value of the shares of Equity common stock to be paid as consideration will fluctuate with the market price of Equity common stock and will not be known at the time the Community stockholders vote on the merger. Community has also agreed that, by separate corporate action prior to the completion of the merger, it will distribute to its stockholders either (i) the shares of common stock of White River Bancshares Company (which we refer to in this joint proxy statement/prospectus as “White River”) held by Community, (ii) the net proceeds from the sale of the shares of White River common stock held by Community, or (iii) a combination of the foregoing in the event that Community sells some but not all of its shares of White River common stock (which we refer to in this joint proxy statement/prospectus as the “White River Distribution”).

Based on (i) the closing price of $21.58 for Equity common stock on NASDAQ on July 13, 2016, the last trading day before public announcement of the merger, the implied value of the stock component of the merger consideration per share of Community common stock would be approximately $156.69, and, together with the maximum $27.30 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $183.99 per share of Community common stock, (ii) the closing price of $23.83 for Equity’s common stock on the NASDAQ on August 19, 2016, the latest practicable trading day before the initial filing of this joint proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Community common stock would be approximately $173.03 and together with the maximum $27.30 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $200.33 per share of Community common stock and (iii) the closing price of $[        ] for Equity’s common stock on NASDAQ on [            ·        ], 2016, the latest practicable trading day before the printing of this joint proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Community common stock would be approximately $[        ·        ] and together with the maximum $27.30 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $[        ] per share of Community common stock.

We urge you to obtain current market quotations for Equity common stock. There are no current market quotations for Community common stock because Community is a privately owned corporation and its common stock is not traded on any established public trading market.

Equity will hold a special meeting (which we refer to in this joint proxy statement/prospectus as the “Equity special meeting”) of its stockholders in connection with the merger. At the Equity special meeting, the holders of Equity common stock (which we refer to in this joint proxy statement/prospectus as the “Equity stockholders”) will be asked to vote to adopt the merger agreement and the transactions contemplated therein, including the issuance of the Equity common stock in connection with the merger (which we refer to in this joint proxy statement/prospectus as the “Equity Merger Proposal”).

Community will hold a special meeting (which we refer to in this joint proxy statement/prospectus as the “Community special meeting”) of its stockholders in connection with the merger. Community stockholders will be asked to vote to adopt the merger agreement and approve related matters as described in this joint proxy statement/prospectus.

The Equity special meeting will be held on [        ·        ] at [        ·        ], at [        ·        ] local time. The Community special meeting will be held on [        ·        ] at [        ·        ], at [        ·        ] local time.

Equity’s board of directors unanimously recommends that the Equity stockholders vote “FOR” the adoption of the Equity Merger Proposal and “FOR” the other matter to be considered at the Equity special meeting.

Community’s board of directors unanimously recommends that Community stockholders vote “FOR” the adoption of the merger agreement and “FOR” the other matter to be considered at the Community special meeting.

This joint proxy statement/prospectus describes the Equity special meeting, the Community special meeting, the merger, the issuance of the Equity common stock in connection with the merger, the documents related to the merger and other related matters. Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 38, for a discussion of the risks relating to the proposed merger. You also can obtain information about Equity from documents that it has filed with the Securities and Exchange Commission (which we refer to in this joint proxy statement/prospectus as the “SEC”).

Brad S. Elliott Chairman and Chief Executive Officer Equity Bancshares, Inc.	Jerry P. Maland Chairman, President and Chief Executive Officer Community First Bancshares, Inc.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Equity or Community, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [        ·        ], 2016, and it is first being mailed or otherwise delivered to the stockholders of Equity and Community on or about [        ·        ], 2016.

EQUITY BANCSHARES, INC.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Equity Bancshares, Inc.:

Notice is hereby given that Equity Bancshares, Inc. (“Equity”) will hold a special meeting of its stockholders (the “Equity special meeting”) on [                        ], 2016 at [            ] local time, at [            ] to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Reorganization (the “merger agreement”), between Equity and Community First Bancshares, Inc. (“Community”), pursuant to which Community will merge with and into Equity (the “merger”), and approve the merger, including the issuance of shares of Equity common stock in the merger, each as more fully described in this joint proxy statement/prospectus (which Equity and Community refer to in this joint proxy statement/prospectus as the “Equity Merger Proposal”); and

•	a proposal to adjourn the Equity special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Equity Merger Proposal (which Equity and Community refer to in this joint proxy statement/prospectus as the “Equity Adjournment Proposal”).

These proposals are described in the accompanying joint proxy statement/prospectus. Equity has fixed the close of business on [                    ], 2016 as the record date for the Equity special meeting (which Equity and Community refer to in this joint proxy statement/prospectus as the “Equity record date”). Only holders of record of Equity’s Class A common stock, par value of $0.01 per share (“Equity common stock”), at that time are entitled to notice of, and to vote at, the Equity special meeting, or any adjournment or postponement of the Equity special meeting. Approval of the Equity Merger Proposal requires the affirmative vote of the holders of a majority of the Equity common stock outstanding as of the Equity record date. The Equity Adjournment Proposal will be approved if a majority of the votes entitled to be cast at the Equity special meeting are voted in favor of the Equity Adjournment Proposal.

Equity’s board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Equity and its stockholders, and unanimously recommends that Equity stockholders vote “FOR” the Equity Merger Proposal and “FOR” the Equity Adjournment Proposal.

Your vote is very important. Equity and Community cannot complete the merger unless Equity’s stockholders approve the Equity Merger Proposal. Regardless of whether you plan to attend the Equity special meeting, please vote as soon as possible. If you hold Equity common stock in your name as a stockholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

This joint proxy statement/prospectus provides a detailed description of the Equity special meeting, the Equity Merger Proposal, the documents related to the Equity Merger Proposal and other related matters. Equity and Community urge you to read this joint proxy statement/prospectus, including any documents they refer you to, and its annexes carefully and in their entirety. We look forward with pleasure to seeing and visiting with you at the Equity special meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Brad S. Elliott

Chairman and Chief Executive Officer

COMMUNITY FIRST BANCSHARES, INC.

200 East Ridge Avenue

Harrison, Arkansas 72601

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Community First Bancshares, Inc.:

Notice is hereby given that Community First Bancshares, Inc. (“Community”) will hold the Community special meeting at [    ] on [    ] at [    ], local time, to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Reorganization (the “merger agreement”), between Equity and Community, pursuant to which Community will merge with and into Equity (the “Merger”), and approve the merger, each as more fully described in this joint proxy statement/prospectus (which Equity and Community refer to in this joint proxy statement/prospectus as the “Community Merger Proposal”); and

•	a proposal to adjourn the Community special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Community Merger Proposal (which Equity and Community refer to in this joint proxy statement/prospectus as the “Community Adjournment Proposal”).

Community has fixed the close of business on [                        ], 2016 as the record date for the Community special meeting (which Equity and Community refer to in this joint proxy statement/prospectus as the “Community record date”). Only Community stockholders of record at that time are entitled to notice of, and to vote at, the Community special meeting, or any adjournment or postponement of the Community special meeting. Approval of the Community Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Community common stock. The Community Adjournment Proposal will be approved if a majority of the votes cast on such proposal at the Community special meeting are voted in favor of such proposal.

Community stockholders have the right to dissent from the merger and obtain payment in cash of the appraised fair value of their shares of Community common stock under applicable provisions of the Arkansas Business Corporation Act of 1987 (which Equity and Community refer to in this joint proxy statement/prospectus as the “ABCA”). In order for such Community stockholder to perfect such Community stockholder’s right to dissent, such Community stockholder must carefully follow the procedure set forth in the ABCA. A copy of the applicable statutory provisions of the ABCA is included as Annex F to this joint proxy statement/prospectus and a summary of the provisions can be found under the section of this joint proxy statement/prospectus entitled “The Merger—Dissenters’ Rights in the Merger.”

Community’s board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Community and its stockholders, and unanimously recommends that Community stockholders vote “FOR” the Community Merger Proposal and “FOR” the Community Adjournment Proposal.

Your vote is very important. Equity and Community cannot complete the merger unless Community’s stockholders adopt the merger agreement and approve the merger. Regardless of whether you plan to attend the Community special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of Community, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

This joint proxy statement/prospectus provides a detailed description of the Community special meeting, the Community Merger Proposal, the documents related to the merger and other related matters. Equity and Community urge you to read this joint proxy statement/prospectus, including any documents they refer you to, and its annexes carefully and in their entirety. We look forward with pleasure to seeing and visiting with you at the Community special meeting.

By Order of the Board of Directors,

Jerry P. Maland

Chairman, President and Chief Executive Officer

ADDITIONAL INFORMATION

This joint proxy statement/prospectus references important business and financial information about Equity and Community from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this joint proxy statement/prospectus by accessing the SEC’s website maintained at http://www.sec.gov, for documents regarding Equity, or by requesting copies in writing or by telephone from the appropriate company, as set forth below, for documents regarding either Equity or Community:

Equity Bancshares, Inc. 7701 East Kellogg Drive, Suite 200 Wichita, Kansas 67207 Attention: Investor Relations Telephone: (316) 612-6000	Community First Bancshares, Inc. 200 East Ridge Avenue Harrison, Arkansas 72601 Attention: Jerry Maland Telephone: (870) 391-8000

You will not be charged for any of these documents that you request. To receive timely delivery of these documents in advance of the meeting, you must make your request no later than [    ], 2016.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Equity (File No. 333-[    ]), constitutes a prospectus of Equity under Section 5 of the Securities Act of 1933, as amended (which we refer to in this joint proxy statement/prospectus as the “Securities Act”), with respect to the shares of Equity common stock to be issued to Community stockholders pursuant to the terms of the merger agreement. This document also constitutes a joint proxy statement for both Equity and Community under the Securities Exchange Act of 1934, as amended (which Equity and Community refer to in this joint proxy statement/prospectus as the “Exchange Act”). It also constitutes a notice of special meeting with respect to the Equity special meeting and the Community special meeting.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [    ], 2016, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to Equity stockholders or Community stockholders nor the issuance by Equity of shares of Equity common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Equity has been provided by Equity and information contained in this document regarding Community has been provided by Community.

For more details, see the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 323.

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QUESTIONS AND ANSWERS

The following are some questions that you, as an Equity stockholder or a Community stockholder, may have about the merger, the Equity special meeting and the Community special meeting, as applicable, and brief answers to those questions. Equity and Community urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the Equity special meeting and the Community special meeting or the proposals presented at those meetings, as applicable. Additional important information is also contained in the annexes to this joint proxy statement/prospectus. For details about where you can find additional important information, please see the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information.”

Unless the context otherwise requires, references in this joint proxy statement/prospectus to “Equity” refer to Equity Bancshares, Inc., a Kansas corporation, and its affiliates, including Equity Bank, a Kansas state bank and a wholly-owned subsidiary of Equity (which Equity and Community refer to in this joint proxy statement/prospectus as “Equity Bank”). Additionally, unless the context otherwise requires, references in this joint proxy statement/prospectus to “Community” refer to Community First Bancshares, Inc., an Arkansas corporation, and its affiliates, including Community First Bank, an Arkansas state bank and a wholly-owned subsidiary of Community (which Equity and Community refer to in this joint proxy statement/prospectus as “Community First Bank”).

Q:	What is the merger?

A:	Equity and Community entered the merger agreement on July 14, 2016. Under the merger agreement, Community will merge with and into Equity, with Equity surviving the merger (which Equity and Community refer to as the “Merger”). Immediately following the merger (or at such later time as Equity may determine in its sole discretion), Equity will cause Community First Bank to merge with and into Equity Bank (the “Bank Merger”), with Equity Bank surviving the Bank Merger.

A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.

The Merger cannot be completed unless, among other things, the Equity stockholders and Community stockholders approve their respective proposals to adopt the merger agreement.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Equity and Community are delivering this document to you because it is a joint proxy statement being used by both Equity’s board of directors (which Equity and Community refer to in this joint proxy statement/prospectus as the “Equity Board”) and Community’s board of directors (which Equity and Community refer to in this joint proxy statement/prospectus as the “Community Board”) to solicit proxies of their respective stockholders entitled to vote on the matters in connection with approval of the merger and the issuance of shares of Equity common stock in the merger, as applicable, and related matters.

In order to adopt the merger agreement and approve related matters, Equity has called a special meeting of its common stockholders. This document serves as proxy statement for the Equity special meeting and describes the proposals to be presented at the Equity special meeting. Holders of Equity’s Class B common stock, par value $0.01 per share (“Class B common stock”), are not entitled to, and are not requested to, vote at the Equity special meeting. This document also constitutes a notice of special meeting with respect to the Equity special meeting.

Community has also called a special meeting of its stockholders to adopt the merger agreement and approve related matters. This document serves as proxy statement for the Community special meeting and describes the proposals to be presented at the Community special meeting. It also constitutes a notice of special meeting with respect to the Community special meeting.

In addition, this document is also a prospectus that is being delivered to Community stockholders because Equity is offering shares of Equity common stock to Community stockholders in connection with the merger.

This joint proxy statement/prospectus contains important information about the merger and the related Equity share issuance and the other proposals being voted on at the Equity and Community special meetings and important information to consider in connection with an investment in Equity common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important, and Equity and Community encourage you to submit your proxy as soon as possible.

Q:	What are the Equity stockholders being asked to vote on at the Equity special meeting?

A:	Equity is soliciting proxies from the Equity Stockholders with respect to the following proposals:

•	a proposal to adopt the merger agreement and approve the merger, including the issuance of shares of Equity common stock in the merger (which Equity and Community refer to as the “Equity Merger Proposal”);

•	a proposal to adjourn the Equity special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Equity Merger Proposal (which Equity and Community refer to as the “Equity Adjournment Proposal”). Completion of the merger is not conditioned upon approval of the Equity Adjournment Proposal.

Q:	What are Community stockholders being asked to vote on at the Community special meeting?

A:	Community is soliciting proxies from its common stockholders with respect to the following proposals:

•	a proposal to adopt the merger agreement and approve the merger (which Equity and Community refer to as the “Community Merger Proposal”);

•	a proposal to adjourn the Community special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Community Merger Proposal (which Equity and Community refer to as the “Community Adjournment Proposal”). Completion of the merger is not conditioned upon approval of the Community Adjournment Proposal.

Q:	What will Community stockholders be entitled to receive in the merger?

A:

If the merger is completed, each share of Community common stock (other than shares of Community common stock held by Community, Equity and any Community stockholder who has perfected such stockholder’s appraisal rights under applicable law including the terms and provisions of Subchapter 13 of the ABCA (which Equity and Community refer to in this joint proxy statement/prospectus as a “dissenting stockholder”)) will be converted into the right to receive (i) 7.261 shares of Equity common stock, and (ii) $27.30, in cash, subject to a possible downward adjustment of the cash consideration based upon the amount of Community stockholders’ equity (as defined below) prior to Closing, for each share of Community common stock they hold immediately prior to the merger. Equity will not issue any fractional shares of Equity common stock in the merger. Community common stockholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $22.00. Shares of Community common stock held by dissenting stockholders of Community will not be converted into the merger consideration.

As a result of the foregoing, based on the number of shares of Equity common stock and Community common stock outstanding as of [                    ], 2016, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, approximately [    ]% of outstanding Equity common stock following the merger will be held by stockholders who were holders of Equity common stock immediately prior to the effectiveness of the merger and approximately [    ]% of outstanding Equity common stock will be held by stockholders who were holders of Community common stock immediately prior to the effectiveness of the merger.

In addition to the foregoing, if the conditions to closing are satisfied and Community receives regulatory approval, Community will distribute its shares of White River common stock or the proceeds therefrom to its stockholders. For more information on the White River Distribution see “The Merger Agreement—White River Distribution and Disposition of Certain Other Assets.”

Q:	What will Equity stockholders be entitled to receive in the merger?

A:	Equity stockholders will not be entitled to receive any merger consideration and will continue to hold the shares of Equity common stock that they held immediately prior to the completion of the merger. Following the merger, shares of Equity common stock will continue to be traded on NASDAQ under the symbol “EQBK.”

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:	The value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for Equity common stock. Any fluctuation in the market price of Equity common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Equity common stock that Community stockholders will be entitled to receive.

Based on (i) the closing price of $21.58 for Equity common stock on NASDAQ on July 13, 2016, the last trading day before public announcement of the merger, the implied value of the stock component of the merger consideration per share of Community common stock would be approximately $156.69, and, together with the maximum $27.30 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $183.99 per share of Community common stock, (ii) the closing price of $23.83 for Equity common stock on NASDAQ on August 19, 2016, the latest practicable trading day before the initial filing of this joint proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Community common stock would be approximately $173.03 and together with the maximum $27.30 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $200.33 per share of Community common stock and (iii) the closing price of $[    ] for Equity common stock on NASDAQ on [        ·        ], 2016, the latest practicable trading day before the printing of this joint proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Community common stock would be approximately $[        ·        ] and together with the maximum $27.30 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $[    ] per share of Community common stock.

The cash component of the merger consideration is subject to downward adjustment based upon Community’s consolidated capital, surplus and retained earnings accounts less all intangible assets and Community merger costs (“Community stockholders’ equity”). If the Community stockholders’ equity is less than $44,820,793, then the per share cash consideration to be paid to each holder of Community common stock will be reduced pro rata for each dollar that the Community stockholders’ equity is less than $44,820,793. In the event that the Community stockholders’ equity is less than approximately $34,707,508, then the holders of Community common stock would receive no cash consideration; provided, however, that Equity has a right to terminate the merger agreement if the Community stockholders’ equity is less than $34,820,793 after subtracting the Community Merger Costs (as defined in the merger agreement). As of [        ], 2016, the most recent practicable date before the printing of this joint proxy statement/prospectus, Community estimates that the Community Merger Costs (as defined in the merger agreement) would be approximately $11.4 million, which estimate consists of estimated merger-related expenses of approximately $2.7 million, the value of the White River Distribution of approximately $8.3 million as of June 30, 2016, and an unrealized gain in Community’s securities portfolio of approximately $446 thousand as of June 30, 2016.

Q:	How does the Equity Board recommend that I vote at the Equity special meeting?

A:	The Equity Board unanimously recommends that you vote “FOR” the Equity Merger Proposal and “FOR” the Equity Adjournment Proposal.

Q:	How does the Community Board recommend that I vote at the Community special meeting?

A:	The Community Board unanimously recommends that you vote “FOR” the Community Merger Proposal and “FOR” the Community Adjournment Proposal.

Q:	What will happen to the shares of common stock of White River held by Community?

A:	Pursuant to the merger agreement, Community has agreed, prior to the closing of the merger, to either (i) sell the shares of White River common stock it currently owns or (ii) distribute those shares to the Community stockholders. If Community is able to sell all of the shares of White River common stock Community owns prior to the closing of the merger, Community intends to distribute the net proceeds of such sale as a dividend to the Community stockholders. If Community is able to sell some but not all of the shares of White River common stock Community owns prior to the closing of the merger, Community intends to distribute the net proceeds of the shares sold and the remaining shares of White River common stock Community owns to the Community stockholders. In the event Community does not sell any shares of White River common stock that Community owns prior to the closing of the merger, Community will distribute such shares of White River common stock to its stockholders. It is a condition to Equity’s obligation to consummate the merger that Equity receives documentation reasonably satisfactory to Equity from the Board of Governors of the Federal Reserve System, or the “Federal Reserve,” that, following the disposition of the shares of White River common stock held by Community, Community may deregister as a bank holding company with respect to White River and its subsidiary bank, Signature Bank of Arkansas.

Q:	How many shares of White River common stock will I receive and what is the value of a share of White River common stock?

A:

Community currently owns 142,367 shares of White River common stock. If Community does not sell any shares of White River common stock, Community anticipates distributing one share of White River common stock for each 2.6 shares of Community common stock held by Community stockholders as of the record date of the dividend. If Community is able to sell some or all of the White River common stock Community owns, the amount of the cash or the number of shares of White River common stock a

Community stockholder may receive will depend on several factors including the sales price of such shares, the expenses associated with the sale and the number of shares of White River common stock sold, which Community does not presently know. To the extent that Community distributes any shares of White River common stock to its stockholders, Community will determine a value of such shares of White River common stock for purposes of tax reporting for Community stockholders. For further information, please see “Equity Merger Proposal—Material U.S. Federal Income Tax Consequences of the Merger—White River Distribution.”

Q:	When and where are the special meetings?

A:	The Equity special meeting will be held at [ · ] on [ · ], at [ · ] local time.

The Community special meeting will be held at [        ·        ] on [        ·        ], at [        ·        ] local time.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at your special meeting. If you hold your shares in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. “Street name” stockholders who wish to vote in person at their special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What is the difference between a stockholder of record and a “street name” holder?

A:	If you are an Equity stockholder and if your shares of Equity common stock are registered directly in your name with Continental Stock Transfer and Trust Company (which Equity and Community refer to in this joint proxy statement/prospectus as “Continental”), Equity’s stock transfer agent, you are considered the stockholder of record with respect to those shares of Equity common stock. This joint proxy statement/prospectus and the Equity proxy card have been sent directly to you by Continental at Equity’s request. On the Equity record date, Equity had [ · ] holders of record.

If you are a Community stockholder and if your shares of Community common stock are registered directly in your name, you are considered the stockholder of record with respect to those shares of Community common stock. On the Community record date, Community had [    ] holders of record.

If your shares of Equity common stock or Community common stock are held in a stock brokerage account or by a bank or other nominee, the nominee is considered the record holder of those shares. You are considered the beneficial owner of these shares, and your shares are held in “street name.” This joint proxy statement/prospectus and the Equity proxy card or Community proxy card, as applicable, have been forwarded to you by your nominee. As the beneficial owner, you have the right to direct your nominee concerning how to vote your shares by using the voting instructions it included in the mailing or by following its instructions for voting.

For additional information on voting by participants in the Community First Bank Employee Stock Ownership Plan (which we refer to in this joint proxy statement/prospectus as the “Community ESOP”) please see the disclosure on page 75.

Q:	If my shares of Equity common stock or Community common stock, as applicable, are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:	No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:	What is a broker non-vote?

A:	A broker non-vote occurs when a broker or nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

If you are an Equity stockholder, your broker does not have discretionary authority to vote your shares with respect to the Equity Merger Proposal, but your broker does have discretionary authority to vote your shares with respect to the Equity Adjournment Proposal.

If you are a Community stockholder, your broker does not have discretionary authority to vote your shares with respect to the Community Merger Proposal, but your broker does have discretionary authority to vote your shares with respect to the Community Adjournment Proposal.

Q:	How are broker non-votes and abstentions treated?

A:	Brokers, as holders of record, are permitted to vote on certain routine matters, but not on non-routine matters. A broker non-vote occurs when a broker does not have discretionary authority to vote the shares and has not received voting instructions from the beneficial owner of the shares. The only routine matter to be presented at the Equity and Community special meetings are the Equity Adjournment Proposal and the Community Adjournment Proposal, respectively. If you hold shares in “street name” and do not provide voting instructions to your broker, those shares will be counted as broker non-votes for all non-routine matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum.

Abstentions and broker non-votes by Equity stockholders will have the effect of a vote against the Equity Merger Proposal because Kansas law requires the Equity Merger Proposal to be approved by a majority of the outstanding Equity common stock.

Likewise, abstentions and broker non-votes by Community common stockholders will have the effect of a vote against the Community Merger Proposal because Arkansas law also requires the Community Merger Proposal to be approved by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote.

Abstentions and broker non-votes will not have the effect of a vote against the Equity Adjournment Proposal. As the Community Adjournment Proposal and the Equity Adjournment Proposal are considered routine matters and a broker or other nominee may generally vote on routine matters, no broker non-votes are expected to occur in connection with these proposals.

Q:	What constitutes a quorum for the Equity special meeting?

A:

Generally, a quorum is defined as the number of shares that are required to be present at the Equity special meeting so that the results of voting on a particular proposal at the Equity special meeting will be deemed to be the act of the Equity stockholders as a whole. All shares of Equity common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Equity special meeting. With respect to Equity, a quorum is determined by counting the relevant number of shares of Equity common stock represented in person or by proxy at the Equity special meeting. If you submit a properly executed proxy card, you will be considered part of the quorum even if you withhold authority from the proxy holders to vote your shares or do not attend the Equity special meeting. The presence in person or by proxy of one-half of the Equity common stock outstanding on the Equity record date will constitute a quorum.

Q:	What constitutes a quorum for the Community special meeting?

A:	The presence (in person or by proxy) of holders of at least a majority of the voting power represented by all issued and outstanding shares of Community common stock entitled to be voted at the Community special meeting constitutes a quorum for transacting business at the Community special meeting. All shares of Community common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Community special meeting.

Q:	What is the vote required to approve each proposal at the Equity special meeting?

A:	Equity Merger Proposal: The affirmative vote of the majority of the outstanding shares of Equity common stock is required to approve the Equity Merger Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Equity special meeting, or fail to instruct your bank or broker how to vote with respect to the Equity Merger Proposal, it will have the effect of a vote against the Equity Merger Proposal.

Equity Adjournment Proposal: The Equity Adjournment Proposal will be approved if a majority of the votes entitled to be cast at the Equity special meeting are voted in favor of the proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Equity special meeting, or fail to instruct your bank or broker how to vote with respect to the Equity Adjournment Proposal, it will have no effect on the proposal.

Q:	What is the vote required to approve each proposal at the Community special meeting?

A:	Community Merger Proposal: The affirmative vote of the majority of the outstanding shares of Community common stock is required to approve the Community Merger Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Community special meeting, or fail to instruct your bank or broker how to vote with respect to the Community Merger Proposal, it will have the effect of a vote against the Community Merger Proposal.

Community Adjournment Proposal: The affirmative vote of a majority of votes cast on the proposal at the Community special meeting is required to approve the Community Adjournment Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Community special meeting, or fail to instruct your bank or broker how to vote with respect to the Community Adjournment Proposal, it will have no effect on the proposal.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for Equity or Community to obtain the necessary quorum to hold their respective special meetings and to obtain approval of the proposals to be voted upon at the special meetings. In addition, your failure to vote will have the effect of a vote against the Equity Merger Proposal or the Community Merger Proposal, as applicable. The Equity Board unanimously recommends that you, as an Equity stockholder, vote “FOR” the Equity Merger Proposal. The Community Board unanimously recommends that you, as a Community stockholder, vote “FOR” the Community Merger Proposal.

Q:	How do I vote if I own shares through the Community ESOP?

A:	Participants in the Community ESOP will be permitted to direct the voting of the shares allocated to their respective Community ESOP accounts. Community ESOP participants will receive further instructions on how to direct the voting of their shares held by the Community ESOP by mail. By providing your voting instruction, you instruct the Community ESOP Trustee to vote the shares allocated to your Community ESOP account. On the Community record date, participants in the Community ESOP held 8,201 shares. Unallocated shares held by the Community ESOP will be voted by the Community ESOP Trustees, who are currently David Morton and Ann Main, at the direction of the Community ESOP Administrator, which is currently Community First Bank. As of the Community record date, there were 588 shares that were held by the Community ESOP and not allocated to the Community ESOP accounts of participants.

Q:	Can I attend the meeting and vote my shares in person?

A:	Yes. All stockholders of Equity and Community, as applicable, including stockholders of record and stockholders who hold their shares in “street name” through banks, brokers, nominees or any other holder of record, are invited to attend their respective special meetings. Holders of record of Equity common stock and Community common stock can vote in person at the Equity special meeting and Community special meeting, respectively. If you are not a stockholder of record, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at your meeting. If you plan to attend your special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Equity and Community reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meetings is prohibited without Equity’s or Community’s express written consent, respectively.

Q:	Can I change my vote?

A:	Equity stockholders: Yes. If you are a holder of record of Equity common stock, you may change your vote or revoke any proxy at any time before the Equity special meeting is called to order by (1) delivering a written revocation letter to Equity’s corporate secretary, (2) a duly executed proxy bearing a later date than the preceding proxy, or (3) attending the Equity special meeting in person, notifying the corporate secretary that you are revoking your proxy and voting by ballot at the Equity special meeting. Your attendance by itself at the Equity special meeting will not automatically revoke your proxy unless you give written notice of revocation to the corporate secretary of Equity before the Equity special meeting is called to order. A revocation or later-dated proxy received by Equity after the Equity special meeting is called to order will not affect the vote. All written notices of revocation and other communications with respect to revocation or proxies should be sent to: Equity Bancshares, Inc., 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207, Attention: Corporate Secretary.

Community stockholders: Yes. If you are a holder of record of Community common stock, you may change your vote or revoke any proxy at any time before it is voted by (1) attending and voting in person at the Community special meeting; (2) giving notice of revocation of the proxy at the Community special meeting; or (3) delivering to the Secretary of Community (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares, bearing a date later than the proxy card previously executed. Attendance at the Community special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Community after the vote will not affect the vote. Community’s corporate secretary’s mailing address is: 200 East Ridge Avenue, Harrison, Arkansas 72601.

If you hold your shares of Equity common stock or Community common stock in “street name” through a bank or broker, you should contact your bank or broker to change your vote or revoke your proxy.

Q:	What are the expected U.S. federal income tax consequences to a holder of Community common stock as a result of the transactions contemplated by the merger agreement?

A:	Equity and Community intend that the merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. If the merger qualifies as a reorganization under Section 368(a) of the Code, a holder of Community common stock who exchanges Community common stock for a combination of Equity common stock and cash should recognize gain (but not loss) in the exchange equal to the lesser of (1) the cash received by the holder and (2) the amount, if any, by which the cash plus the fair market value of Equity common stock received by the holder exceeds his or her adjusted tax basis of the Community common stock surrendered in exchange therefor (in each case excluding cash received in lieu of a fractional share of Equity common stock, the U.S. federal income tax treatment of which is discussed below).

For further information, please see “Equity Merger Proposal—Material U.S. Federal Income Tax Consequences of the Merger.” The U.S. federal income tax consequences described above may not apply to all holders of Community common stock. Your tax consequences will depend on your individual situation. Accordingly, Equity and Community strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Are Community stockholders entitled to dissenters’ rights?

A:	Yes, Community common stockholders may assert dissenters’ rights. For further information, see “The Merger—Dissenters’ Rights in the Merger” beginning on page 281, which discussion is qualified by that description and by the text of the provisions of the ABCA relating to rights of dissent set forth in Annex F hereto.”

Q:	If I am a Community stockholder, should I send in my Community stock certificates now?

A:	No. Please do not send in your Community stock certificates with your proxy. After the merger, Continental will send you instructions for exchanging Community stock certificates for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates” beginning on page 287.

Q:	Whom may I contact if I cannot locate my Community stock certificate(s)?

A:	If you are unable to locate your original Community stock certificate(s), you should contact Dan R. Bowers, Corporate Secretary, at (870) 741-6166.

Q:	What should I do if I receive more than one set of voting materials?

A:	Equity stockholders and Community stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Equity common stock or Community common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Equity common stock or Community common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Equity common stock and Community common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Equity common stock and/or Community common stock that you own.

Q:	When do you expect to complete the merger?

A:	Equity and Community currently expect to complete the merger in the fourth calendar quarter of 2016. However, neither Equity nor Community can assure you of when or if the merger will be completed. Before the merger is completed, Equity must obtain the approval of Equity stockholders for the Equity Merger Proposal, Community must obtain the approval of Community stockholders for the Community Merger Proposal, necessary regulatory approvals must be obtained and certain other closing conditions must be satisfied.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, holders of Community common stock will not receive any consideration for their shares in connection with the merger. Instead, Community will remain an independent company. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by Community. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination Fee” beginning on page 300 for a complete discussion of the circumstances under which termination fees will be required to be paid.

Q:	Whom should I call with questions?

A:	Equity stockholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Equity common stock, please contact Investor Relations at (316) 612-6000.

Community stockholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Community common stock, please contact Jerry P. Maland, at (870) 391-8069.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. Equity and Community urge you to read carefully the entire joint proxy statement/prospectus, including the annexes, and the other documents to which they refer in order to fully understand the merger. A copy of the merger agreement is attached as Annex A. See “Where You Can Find More Information” beginning on page 325. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

In the Merger, Community Common Stockholders Will Be Entitled To Receive Shares of Equity common stock and cash (pages 254 and 285)

Equity and Community are proposing a strategic merger. If the merger is completed, each share of Community common stock (other than shares of Community common stock held by Community, Equity and any dissenting stockholder) will be converted into the right to receive (i) 7.261 shares of Equity common stock, and (ii) $27.30, in cash, subject to a possible downward adjustment of the cash consideration based upon the amount of Community stockholders’ equity prior to Closing, for each share of Community common stock they hold immediately prior to the merger. Equity will not issue any fractional shares of Equity common stock in the merger. Community common stockholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $22.00.

The Equity common stock is listed on NASDAQ under the symbol “EQBK.” The market value of the shares of Equity common stock to be paid as consideration will fluctuate with the market price of Equity common stock and will not be known at the time the Community stockholders vote on the merger.

Based on (i) the closing price of $21.58 for Equity common stock on NASDAQ on July 13, 2016, the last trading day before public announcement of the merger, the implied value of the stock component of the merger consideration per share of Community common stock would be approximately $156.69, and, together with the maximum $27.30 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $183.99 per share of Community common stock, (ii) the closing price of $23.83 for Equity’s Common Stock on NASDAQ on August 19, 2016, the latest practicable trading day before the initial filing of this joint proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Community common stock would be approximately $173.03 and together with the maximum $27.30 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $200.33 per share of Community common stock and (iii) the closing price of $[    ] for Equity’s Common Stock on NASDAQ on [        ·        ], 2016, the latest practicable trading day before the printing of this joint proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Community common stock would be approximately $[        ·        ] and together with the maximum $27.30 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $[    ] per share of Community common stock. The table below shows the implied value of the total merger consideration payable for each share of Community common stock assuming no downward adjustment to the cash portion of the merger consideration at each of the aforementioned dates:

	Closing Price of Equity common stock			Implied Value of Stock Consideration			Amount of Cash Consideration (assuming no downward adjustment)	Implied Value of Merger Consideration for One Share of Community Common Stock
July 13, 2016		$21.58			$156.69		$27.30		$183.99
August 19, 2016		$23.83			$173.03		$27.30		$200.33

[ ], 2016	$	[	]	$	[	]	$27.30	$	[	]

The merger agreement governs the merger. The merger agreement is included in this joint proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this joint proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.

The Equity Board Unanimously Recommends that Equity Stockholders Vote “FOR” the Equity Merger Proposal and the Equity Adjournment Proposal (page 264)

The Equity Board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement, including the issuance of the Equity common stock, are advisable and in the best interests of Equity and its stockholders and has unanimously approved the merger agreement. The Equity Board unanimously recommends that Equity stockholders vote “FOR” the Equity Merger Proposal and “FOR” the Equity Adjournment Proposal. For the factors considered by the Equity Board in reaching its decision to approve the merger agreement, see “The Merger—Equity’s Reasons for the Merger; Recommendation of the Equity Board.”

The Community Board Unanimously Recommends that Community Stockholders Vote “FOR” the Community Merger Proposal and the Community Adjournment Proposal (page 256)

The Community Board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Community and its stockholders and has unanimously approved the merger agreement. The Community Board unanimously recommends that Community stockholders vote “FOR” the Community Merger Proposal and “FOR” the Community Adjournment Proposal. For the factors considered by the Community Board in reaching its decision to approve the merger agreement, see “The Merger—Community’s Reasons for the Merger; Recommendation of the Community Board.”

Certain executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of Community have entered into support agreements with Equity, solely in their capacity as stockholders of Community, pursuant to which they have agreed to vote in favor of the Community Merger Proposal and in favor of any other matter required to be approved by the stockholders of Community to facilitate the transactions contemplated by the merger agreement. For more information regarding the support agreements, see “The Merger Agreement—Community Voting Agreement and Director Support Agreements.”

Opinion of Community’s Financial Advisor (page 258 and Annex D)

In connection with the merger, the Community Board received a written opinion letter from Stephens, the financial advisor to Community, as to the fairness to Community’s disinterested stockholders (holders of less than 10% of outstanding Community common stock and excluding Equity or any of its affiliates), from a financial point of view, of the consideration to be received in the merger by such disinterested stockholders. The full text of the opinion letter of Stephens dated July 12, 2016, is included in this document as Annex D. Community encourages you to read this opinion letter carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Stephens. The opinion letter of Stephens is directed to the Community Board and does not constitute a recommendation to you or any other stockholder as to how to vote with respect to the merger agreement or any other matter relating to the proposed transaction. For further information, please see the section entitled “The Merger—Opinion of Community’s Financial Advisor” on page 258.

Opinion of Equity’s Financial Advisor (page 266 and Annex E)

In connection with the merger, Equity’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”) delivered a written opinion, dated July 12, 2016, to the Equity Board as to the fairness, from a financial point of view and as of the date of the opinion, to Equity of the aggregate merger consideration in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex E to this joint proxy statement-prospectus. The opinion was for the information of, and was directed to, the Equity Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Equity to engage in the merger or enter into the merger agreement or constitute a recommendation to the Equity Board in connection with the merger, and it does not constitute a recommendation to any holder of Equity common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter.

How the Community TRUPS Will Be Treated (page 286)

Community has issued $5,155,000 of principal amount of junior subordinated debentures to Community First AR Statutory Trust I or the Community TRUPS. Immediately prior to and contingent upon the occurrence of the closing, Equity will assume the Community TRUPS in accordance with the terms, documents and agreements related thereto, which Equity and Community refer to in this joint proxy statement/prospectus as the TRUPS assumption.

Equity Will Hold the Equity Special Meeting on [        ·        ], 2016 (page 78)

The Equity special meeting will be held on [        ·        ], at [        ·        ] local time, at [        ·        ]. At the Equity special meeting, Equity stockholders will be asked to approve the Equity Merger Proposal and approve the Equity Adjournment Proposal.

Only holders of record of Equity common stock at the close of business on [                    ], 2016, the Equity record date, will be entitled to notice of and to vote at the Equity special meeting. Each share of Equity common stock is entitled to one vote on each proposal to be considered at the Equity special meeting. As of the Equity record date, there were [            ] shares of Equity common stock entitled to vote at the Equity special meeting. As of the Equity record date, the directors and executive officers of Equity and their affiliates beneficially owned and were entitled to vote approximately [            ] shares of Equity common stock representing approximately [    ]% of the shares of Equity common stock outstanding on that date.

The Equity Merger Proposal will be approved if a majority of the outstanding shares of Equity common stock are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Equity special meeting, or fail to instruct your bank or broker how to vote with respect to the Equity Merger Proposal, it will have the effect of a vote against the Equity Merger Proposal.

The Equity Adjournment Proposal will be approved if a majority of the votes entitled to be cast at the Equity Special meeting are voted in favor of the proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Equity special meeting, or fail to instruct your bank or broker how to vote with respect to the Equity Adjournment Proposal, it will have no effect on the proposal.

Community Will Hold the Community Special Meeting on [        ·        ], 2016 (page 73)

The Community special meeting will be held on [        ·        ], at [        ·        ] local time, at [        ·        ]. At the Community special meeting, Community stockholders will be asked to approve the Community Merger Proposal and to approve the Community Adjournment Proposal.

Only holders of record of Community common stock at the close of business on [                    ], 2016, the Community record date, will be entitled to notice of and to vote at the Community special meeting. Each share of Community common stock is entitled to one vote on each proposal to be considered at the Community special meeting. As of the Community record date, there were [            ] shares of Community common stock entitled to vote at the Community special meeting. As of the Community record date, the directors and executive officers of Community and their affiliates beneficially owned and were entitled to vote, in the aggregate, [            ] shares of Community common stock representing approximately [    ]% of the shares of Community common stock outstanding on that date.

The Community Merger Proposal will be approved if a majority of the outstanding shares of Community common stock are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Community special meeting, or fail to instruct your bank or broker how to vote with respect to the Community Merger Proposal, it will have the effect of a vote against the Community Merger Proposal.

The Community Adjournment Proposal will be approved if a majority of the votes cast on the proposal at the Community special meeting are voted in favor of the proposal at the Community special meeting. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Community special meeting, or fail to instruct your bank or broker how to vote with respect to the Community Adjournment Proposal, it will have no effect on the proposal.

Material U.S. Federal Income Tax Consequences of the Merger (page 303)

The obligations of Equity and Community to complete the merger are conditioned on, among other things, the receipt by Equity and Community of tax opinions from Norton Rose Fulbright US LLP and Bryan Cave LLP, respectively, dated as of the closing date of the merger, to the effect that the merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, it is anticipated that a holder of Community common stock who exchanges Community common stock for a combination of Equity common stock and cash should recognize gain (but not loss) in the exchange equal to the lesser of the cash received by the holder (excluding cash received in lieu of a fractional share of Equity common stock) and the amount, if any, by which the cash plus the fair market value of Equity common stock received by the holder exceeds his or her adjusted tax basis of the Community common stock surrendered in exchange therefor.

For further information, please see “Equity Merger Proposal—Material U.S. Federal Income Tax Consequences of the Merger.” The U.S. federal income tax consequences described above may not apply to all holders of Community common stock. Your tax consequences will depend on your individual situation. Accordingly, Equity and Community strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Interests of Community Directors and Executive Officers in the Merger (page 279)

In considering the recommendation of the Community Board with respect to the merger agreement, you should be aware that some of Community’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of the Community stockholders generally. Interests of directors and executive officers that may be different from or in addition to the interests of the Community stockholders include:

•	Indemnification and Insurance. Equity has agreed to indemnify the directors and officers of Community against certain liabilities arising before the effective date of the merger and to provide certain “tail” insurance for the benefit of the directors and officers of Community.

•	Director Appointments. Equity has agreed to take all actions necessary prior to the effective date of the merger to appoint two current Community directors to the Equity Board effective upon consummation of the merger. The directors to be appointed to Equity’s board are Jerry P. Maland and Dan R. Bowers.

•	Employment Agreements. Equity Bank has entered into employment agreements to be effective as of the effective time of the merger with Ann B. Main, Executive Vice President and Chief Financial Officer of Community First Bank, and Danny R. Criner, Chief Credit Officer of Community First Bank.

•	Employee Benefit Plans. On or as soon as reasonably practicable following the merger, employees of Community who continue on as employees of Equity will be entitled to participate in the Equity health and welfare benefit and similar plans on the same terms and conditions as employees of Equity. Subject to certain exceptions, these employees will receive credit for their years of service to Community or Community First Bank for participation, vesting and benefit accrual purposes.

•	Employee Severance Benefits. Equity has agreed to provide certain severance benefits to Community’s employees whose employment is terminated under the circumstances specified in the merger agreement.

Certain of the above payments are transaction expenses borne by Community stockholders. These interests are discussed in more detail in the section of this joint proxy statement/prospectus entitled “The Merger—

Interests of Community’s Directors and Executive Officers in the Merger” beginning on page 279. The Community Board was aware of these interests and considered them, among other matters, in approving the merger agreement.

Community Stockholders Are Entitled To Assert Dissenters’ Rights (page 281 and Annex F)

Community stockholders have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of Community common stock under Subchapter 13 of ABCA. In order for such Community stockholder to perfect such Community stockholder’s right to dissent, such Community stockholder must carefully follow the procedure set forth in the applicable provisions of the ABCA. A copy of the applicable statutory provisions of the ABCA is included as Annex F to this joint proxy statement/prospectus and a summary of the provisions can be found under the section of this joint proxy statement/prospectus entitled “The Merger—Dissenters’ Rights in the Merger” beginning on page 281.

Conditions that Must Be Satisfied or Waived for the Merger To Occur (page 295)

Currently, Community and Equity expect to complete the merger in the fourth calendar quarter of 2016. As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Each party’s obligations under the merger agreement are conditioned upon (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) the performance in all material respects by the other party of its obligations under the merger agreement, (3) adoption of the merger agreement by Community’s stockholders and Equity’s stockholders, (4) receipt of required regulatory and other third party consents or approvals, (5) no action having been taken and the absence of any statute, rule, regulation or order prohibiting the consummation of the merger, (6) the receipt of required closing documents from the other party, (7) the absence of any material adverse change with respect to the other party since December 31, 2015, and (8) the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part.

Community’s obligation to complete the merger is also subject to (1) the shares of Equity common stock to be issued pursuant to the merger agreement being approved for listing on NASDAQ, (2) receipt of an opinion from Bryan Cave LLP to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (3) Equity obtaining a six year tail insurance coverage policy in accordance with the merger agreement.

Equity’s obligation to complete the merger is also subject to (1) receipt of releases from directors and officers of Community, (2) the termination of certain employee benefit plans of Community, (3) holders of not more than 10% of the outstanding shares of Community common stock having duly exercised their dissenters’ rights under subchapter 13 of the ABCA, (4) the Community stockholders’ equity being at least $34,820,793, (5) the exercise or cancellation of options to purchase shares of Community common stock prior to the Closing, (6) receipt from Community of a notice to the IRS conforming to the requirements of Treasury Regulation Section 1.897-2(h)(2) and a Statement of Non-U.S. Real Property Holding Corporation Status Pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and Certificate of Non-Foreign Status, (7) receipt of a federal tax opinion from Norton Rose Fulbright US LLP to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (8) receipt of documentation related to the deregistration as a bank holding company for White River and Signature Bank of Arkansas, (9) repayment of certain debt of Community, and (10) the consummation of the TRUPS Assumption.

Neither Community nor Equity can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the merger agreement (page 298)

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by the mutual written consent of Equity and Community;

•	by either Community or Equity (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such parties’ obligations to close have not been met or waived by March 31, 2017; provided, that such date may be extended to such later date as agreed upon by the parties hereto;

•	by either Equity or Community if any of the transactions contemplated by the merger agreement are disapproved by any federal or state governmental or regulatory agency or authority whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the merger agreement or the transactions contemplated hereby and such disapproval, order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate the merger agreement pursuant to this provision is required to use its commercially reasonable efforts to contest, appeal and remove such order, decree, ruling or other action;

•	by either Equity or Community if there has been any material adverse change with respect to the other party;

•	subject to certain cure rights, by Equity or Community, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in the merger agreement on the part of the other party to the merger agreement or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing, the failure of a closing condition; provided, that the right to terminate the merger agreement under this provision shall not be available to a party if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement;

•	by Equity or Community, if such party does not receive the required stockholder approval at its special meeting or any adjournment or postponement thereof; provided, that such party may not terminate the merger agreement pursuant to this provision if it has breached in any material respect any of its obligations under the merger agreement, in each case in a manner that caused the failure to obtain the approval of the stockholders at its stockholders’ meeting, or at any adjournment or postponement thereof;

•	by Community prior to obtaining the approval of the Community stockholders at the Community special meeting, and subject to the terms and conditions set forth in the merger agreement, in order to accept an alternative acquisition proposal;

•	by Equity if Community’s board of directors, prior to obtaining the approval of the Community stockholders and in compliance with the procedures set forth in the merger agreement, approves, endorses or recommends an alternative acquisition proposal or enters into a definitive agreement with respect to an alternative acquisition proposal or modifies or amends its recommendation in a manner adverse to Equity or withdraws its recommendation;

•	by Equity or Community if the other party or its respective banking subsidiary enter into any formal or informal administrative action with any court, arbitrator, federal or state governmental agency or other authority or any such action is threatened by any such entity;

•	by Community in the event that as of the date specified in Agreement and in accordance with the terms and conditions set forth in the merger agreement both of the following general conditions are satisfied: (i) the volume weighted average price of the Equity common stock has declined by more than 20% from an initial measurement price, and (ii) Equity common stock has, generally, underperformed the NASDAQ Bank Index by more than 20%. These termination provisions are discussed in more detail in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination Fees” beginning on page 300.

Termination Fees (page 300)

If the merger agreement is terminated under certain circumstances, including circumstances involving an alternative acquisition proposal and changes in the recommendation of the Community Board, Community may be required to pay to Equity a termination fee equal to $2.5 million. These termination fees could discourage other companies from seeking to acquire or merge with Community. Termination fees are discussed in more detail in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination Fees” beginning on page 298.

Regulatory Approvals Required for the Merger (page 283)

Subject to the terms of the merger agreement, both Community and Equity have agreed to cooperate with each other and use their commercially reasonable efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include approvals from, among others, the Federal Reserve, the Office of the State Bank Commissioner of Kansas and the Arkansas State Bank Department. Equity and Community have submitted applications and notifications to obtain regulatory approvals from, or provide prior notice to, each required governmental authority.

Although neither Community nor Equity knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Community and Equity cannot be certain when or if they will be obtained.

The Rights of Community Stockholders Will Change as a Result of the Merger (page 311)

The rights of Community stockholders will change as a result of the merger due to differences in Equity’s and Community’s governing documents. See “Comparison of Stockholders’ Rights” for a description of the material differences in stockholders’ rights under each of the Equity and Community governing documents.

Information About the Companies (pages 83 and 191)

Equity

Equity is Kansas corporation and the holding company for Equity Bank. Through its banking subsidiary, Equity Bank, it offers a full range of financial solutions, including commercial loans, consumer banking, mortgage loans, and treasury management services. As of June 30, 2016, Equity had $1.54 billion in consolidated total assets, with 29 locations throughout Kansas and Missouri, including corporate headquarters in Wichita, Kansas and branches throughout the Kansas City metropolitan area.

Equity’s stock is traded on NASDAQ under the symbol “EQBK”.

Equity’s principal office is located at 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207, and its telephone number at that location is (316) 612-6000. Additional information about Equity and its subsidiaries is included in documents referred to in the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information,” beginning on page 325.

Community

Community is an Arkansas corporation that owns all of the outstanding shares of common stock of Community First Bank, a Arkansas state bank, with its headquarters in Harrison, Arkansas. Community First Bank offers a variety of services including commercial lending, real estate lending, and a selection of consumer products. Community First Bank has five branch locations in Arkansas: Harrison (2), Berryville, Eureka Springs, and Pea Ridge.

Community’s principal executive offices are located at 200 East Ridge Avenue, Harrison, Arkansas 72601, and its telephone number at that location is (870) 391-8000. For additional information about Community and its subsidiaries see the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 325.

Risk Factors (page 38)

You should consider all the information contained in this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should consider the factors described under the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 38.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EQUITY

The following table sets forth selected historical consolidated financial and other data (i) as of and for the six months ended June 30, 2016 and 2015 and (ii) as of and for the years ended December 31, 2015, 2014 and 2013. Selected consolidated financial data as of and for the years ended December 31, 2015, 2014 and 2013 have been derived from Equity’s audited financial statements included elsewhere in this joint proxy statement/prospectus. Selected financial data as of and for the six months ended June 30, 2016 and 2015 have been derived from Equity’s unaudited financial statements included elsewhere in this joint proxy statement/prospectus and have not been audited but, in the opinion of Equity’s management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly Equity’s financial position and results of operations for such periods in accordance with generally accepted accounting principles, or GAAP. Equity’s historical results are not necessarily indicative of any future period. The performance, asset quality and capital ratios are unaudited and derived from Equity’s audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages, unless otherwise denoted.

(Dollars in thousands, except per share data)	As of and for the six months ended June 30,		As of and for the years ended December 31,
	2016	2015	2015	2014	2013
Statement of Income Data
Interest and dividend income	$29,242	$25,399	$53,028	$46,794	$46,845
Interest expense	4,290	2,900	6,766	5,433	5,610
Net interest income	24,952	22,499	46,262	41,361	41,235
Provision for loan losses	1,255	1,330	3,047	1,200	2,583
Net gain on acquisition	—	—	682	—	—
Net gain from securities transactions	479	370	756	986	500
Other non-interest income	4,671	4,075	8,364	7,688	7,392
Merger expense	—	—	1,691	—	—
Loss on debt extinguishment	58	316	316	—	—
Other non-interest expense	19,572	17,729	36,568	35,645	35,137
Income before income taxes	9,217	7,569	14,442	13,190	11,407
Provision for income taxes	2,931	2,559	4,142	4,203	3,534
Net income	6,286	5,010	10,300	8,987	7,873
Dividends and discount accretion on preferred stock	(1)	(86)	(177)	(708)	(978)
Net income allocable to common stockholders	6,285	4,924	10,123	8,279	6,895
Basic earnings per share	0.77	0.79	1.55	1.31	0.93
Diluted earnings per share	0.75	0.78	1.54	1.30	0.92

Balance Sheet Data (at period end)
Cash and cash equivalents	$46,202	$19,626	$56,829	$31,707	$20,620
Available-for-sale securities	74,976	72,103	130,810	52,985	65,450
Held-to-maturity securities	317,509	306,100	310,539	261,017	284,407
Loans held for sale	4,002	2,251	3,504	897	347
Gross loans held for investment	980,110	834,740	960,355	725,876	660,294
Allowance for loan losses	6,030	5,643	5,506	5,963	5,614
Loans held for investment, net of allowance for loan losses	974,080	829,097	954,849	719,913	654,680
Goodwill and core deposit intangibles, net	19,506	19,116	19,679	19,237	19,600
Mortgage servicing asset	26	—	29	—	—

(Dollars in thousands, except per share data)	As of and for the six months ended June 30,		As of and for the years ended December 31,
	2016	2015	2015	2014	2013
Total assets	1,544,857	1,350,719	1,585,727	1,174,515	1,139,897
Total deposits	1,196,767	1,003,919	1,215,914	981,177	947,319
Borrowings	179,801	214,566	194,064	70,370	43,365
Total liabilities	1,386,669	1,228,971	1,418,494	1,056,786	1,000,024
Total stockholders’ equity	158,188	121,748	167,233	117,729	139,873
Tangible common equity*	138,656	86,269	131,153	82,133	88,381

Performance ratios
Return on average assets (ROAA) annualized	0.76%	0.82%	0.75%	0.78%	0.67%
Return on average equity (ROAE) annualized	8.15%	8.45%	8.19%	7.30%	5.71%
Return on average tangible common equity (ROATCE) annualized*	9.54%	11.98%	9.66%	9.99%	8.27%
Yield on loans annualized	4.97%	5.65%	5.31%	5.63%	5.63%
Cost of interest-bearing deposits annualized	0.63%	0.50%	0.55%	0.49%	0.53%
Net interest margin annualized	3.25%	4.01%	3.65%	3.92%	3.87%
Efficiency ratio*	66.07%	66.72%	66.94%	72.67%	72.26%
Non-interest income / average assets annualized	0.63%	0.73%	0.71%	0.75%	0.67%
Non-interest expense / average assets annualized	2.38%	2.95%	2.80%	3.08%	2.99%

Capital Ratios
Tier 1 Leverage Ratio	9.32%	8.44%	9.47%	9.62%	11.59%
Common Equity Tier 1 Capital Ratio	13.04%	9.47%	12.35%	N/A	N/A
Tier 1 Risk Based Capital Ratio	13.90%	11.17%	13.85%	13.16%	17.01%
Total Risk Based Capital Ratio	14.45%	11.76%	14.35%	13.86%	17.74%
Equity / Assets	10.24%	9.01%	10.55%	10.02%	12.27%
Tangible common equity to tangible assets*	9.09%	6.48%	8.37%	7.11%	7.89%
Book value per share	$19.25	$16.81	$18.37	$16.71	$14.62
Tangible book value per share*	$16.87	$13.76	$15.97	$13.54	$11.97
Tangible common book value per diluted share*	$16.64	$16.29	$15.74	$13.07	$11.84

*	Indicates non-GAAP financial measure. Please refer to explanation below.

Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial measures included in Equity’s selected historical consolidated financial and other data are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include tangible common equity, return on average tangible common equity, efficiency ratio, tangible book value per share, and tangible common equity to tangible assets. Equity’s management uses the non-GAAP financial measures set forth below in its analysis of Equity’s performance.

•	“Tangible common equity” is total stockholders’ equity less goodwill, other intangible assets and preferred stock.

•	“Tangible book value per share” is defined as tangible common equity divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets.

•	“Tangible common equity to tangible assets” is defined as the ratio of stockholders’ equity less goodwill, other intangible assets and preferred stock, divided by total assets less goodwill and other intangible assets. Equity believes that this measure is important to many investors in the marketplace who are interested in relative changes from period-to-period in equity and total assets, each exclusive of changes in intangible assets.

•	“Average tangible common equity” is defined as the average of Equity’s tangible common equity for the applicable period.

•	“Return on average tangible common equity,” or ROATCE, is defined as net income available to common stockholders divided by average tangible common equity.

•	“Efficiency ratio” is defined as noninterest expense not including loss on extinguishment of debt, divided by Equity’s operating revenue (which is equal to net interest income plus noninterest income) excluding gains and losses on sales of securities. This measure is important to investors looking for a measure of efficiency in Equity’s productivity measured by the amount of revenue generated for each dollar spent.

Equity believes that these non-GAAP financial measures provide useful information to management and investors that is supplementary to Equity’s financial condition, results of operations and cash flows computed in accordance with GAAP. However, Equity acknowledge that its non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures.

Non-GAAP Financial Measures

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity, tangible book value per common share, and diluted tangible book value per common share and compares these values with book value per common share (dollars in thousands, except per share data):

	June 30, 2016	June 30, 2015	December 31, 2015	December 31, 2014	December 31, 2013
Total stockholders’ equity	$158,188	$121,748	$167,233	$117,729	$139,873
Less: preferred stock	—	16,363	16,372	16,359	31,892
Less: goodwill	18,130	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	1,376	986	1,549	1,107	1,470
Less: mortgage servicing asset	26	—	29	—	—

Tangible common equity	$138,656	$86,269	$131,153	$82,133	$88,381

Common shares outstanding at period end	8,219,415	6,270,727	8,211,727	6,067,511	7,385,603

Diluted common shares outstanding at period end	8,334,445	6,289,407	8,332,762	6,285,628	7,464,074

Book value per common share	$19.25	$16.81	$18.37	$16.71	$14.62

Tangible book value per common share	$16.87	$13.76	$15.97	$13.54	$11.97

Tangible book value per diluted common share	$16.64	$13.72	$15.74	$13.07	$11.84

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity and total assets to tangible assets (dollars in thousands):

	June 30, 2016	June 30, 2015	December 31, 2015	December 31, 2014	December 31, 2013
Total stockholders’ equity	$158,188	$121,748	$167,233	$117,729	$139,873
Less: preferred stock	—	16,363	16,372	16,359	31,892
Less: goodwill	18,130	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	1,376	986	1,549	1,107	1,470
Less: mortgage servicing asset	26	—	29	—	—

Tangible common equity	$138,656	$86,269	$131,153	$82,133	$88,381

Total assets	$1,544,857	$1,350,719	$1,585,727	$1,174,515	$1,139,897
Less: goodwill	18,130	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	1,376	986	1,549	1,107	1,470
Less: mortgage servicing asset	26	—	29	—	—

Tangible assets	$1,525,325	$1,331,603	$1,566,019	$1,155,278	$1,120,297

Equity / assets	10.24%	9.01%	10.55%	10.02%	12.27%

Tangible common equity to tangible assets	9.09%	6.48%	8.37%	7.11%	7.89%

The following table reconciles, as of the dates set forth below, total average stockholders’ equity to average tangible common equity and net income allocable to common stockholders to adjusted net income allocable to common stockholders (dollars in thousands):

	As of and for the six months ended June 30,		As of and for the years ended December 31,
	2016	2015	2015	2014	2013
Total average stockholders’ equity	$155,166	$119,614	$125,808	$123,181	$137,936
Less: average intangible assets and preferred stock	20,261	35,593	19,165	37,924	50,646

Average tangible common equity	$134,905	$84,021	$106,643	$85,257	$87,290

Net income allocable to common	$6,285	$4,924	$10,123	$8,279	$6,895
Amortization of core deposit intangible	176	121	275	363	487
Less: Tax effect of core deposit intangible amortization	62	42	96	127	166

Adjusted net income allocable to common stockholders	$6,399	$5,003	$10,302	$8,515	$7,216

Return on average equity (ROAE) annualized	8.15%	8.45%	8.19%	7.30%	5.71%

Return on average tangible common equity (ROATCE) annualized	9.54%	11.98%	9.66%	9.99%	8.27%

The following table reconciles, as of the dates set forth below, the efficiency ratio to the GAAP-based efficiency ratio (dollars in thousands):

	As of and for the six months ended June 30,		As of and for the years ended December 31,
	2016	2015	2015	2014	2013
Non-interest expense	$19,630	$18,045	$38,575	$35,645	$35,137
Less: merger expenses	—	—	1,691	—	—
Less: loss on debt extinguishment	58	316	316	—	—

Non-interest expense, excluding merger expenses and loss on debt extinguishment	$19,572	$17,729	$36,568	$35,645	$35,137

Net interest income	$24,952	$22,499	$46,262	$41,361	$41,235

Non-interest income	$5,150	$4,445	$9,802	$8,674	$7,892
Less: net gain from securities transactions	479	370	756	986	500
Less: net gain on acquisition	—	—	682	—	—

Non-interest income, excluding net gains on security transactions and on acquisition	$4,671	$4,075	$8,364	$7,688	$7,392

Non-interest expense to net interest income plus non-interest income	65.21%	66.97%	68.81%	71.24%	71.52%

Efficiency Ratio	66.07%	66.72%	66.94%	72.67%	72.26%

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COMMUNITY

The following table sets forth selected historical consolidated financial and other data (i) as of and for the six months ended June 30, 2016 and 2015 and (ii) as of and for the years ended December 31, 2015 and 2014. Selected consolidated financial data as of and for the years ended December 31, 2015 and 2014 have been derived from Community’s audited financial statements included elsewhere in this joint proxy statement/prospectus. Selected financial data as of and for the six months ended June 30, 2016 and 2015 have been derived from Community’s unaudited financial statements included elsewhere in this joint proxy statement/prospectus and have not been audited but, in the opinion of Community’s management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly Community’s financial position and results of operations for such periods in accordance with generally accepted accounting principles, or GAAP. Community’s historical results are not necessarily indicative of any future period. The performance, asset quality and capital ratios are unaudited and derived from Community’s audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages, unless otherwise denoted.

(Dollars in thousands, except per share data)	As of and for the six months ended June 30		As and for the years ended December 31,
	2016	2015	2015	2014
Statement of Income Data
Interest and dividend income	$11,488	$11,225	$22,619	$22,806
Interest expense	1,463	1,390	2,760	3,000
Net interest income	10,025	9,835	19,859	19,806
Provision for loan losses	91	140	140	837
Net gain on investment securities	49	33	66	62
Other non-interest income	2,276	1,848	3,575	2,696
Other non-interest expense	8,155	7,339	14,407	14,769
Income before income taxes	4,104	4,237	8,953	6,958
Provision for income taxes	1,160	1,226	2,599	1,503
Net income	2,944	3,011	6,354	5,455
Dividends and discount accretion on preferred Stock	—	24	24	1,062
Net income allocable to common stockholders	2,944	2,987	6,330	4,393
Basic earnings per share	$7.83	$7.18	$15.82	$10.43

Balance Sheet Data (at period end)
Cash and cash equivalents	$8,909	$10,794	$17,096	$28,592
Investment securities available-for-sale	74,397	78,011	74,017	79,160
Investment securities held-to-maturity	6,549	6,723	6,641	6,811
Loans held for sale	919	864	1,043	427
Gross loans held for investment	376,369	342,235	353,075	350,201
Allowance for loan losses	5,879	6,128	5,655	6,514
Loans held for investment, net of allowance for loan losses	370,490	336,107	347,420	343,687
Total assets	495,002	467,772	479,936	496,718
Total deposits	383,791	392,004	393,974	389,905
Borrowings	56,279	24,952	32,730	45,575
Total liabilities	441,719	419,456	428,061	439,916
Total stockholders’ equity	53,283	48,316	51,875	59,802

(Dollars in thousands, except per share data)	As of and for the six months ended June 30		As and for the years ended December 31,
	2016	2015	2015	2014
Performance ratios
Return on average assets (ROAA) annualized	1.22%	1.26%	1.33%	1.14%
Return on average equity (ROAE) annualized	11.27%	11.53%	12.28%	7.16%
Yield on loans annualized	5.73%	5.81%	5.80%	5.89%
Cost of interest-bearing deposits annualized	0.52%	0.56%	0.54%	0.60%
Net interest margin annualized	4.43%	4.44%	4.47%	4.52%
Efficiency ratio*	66.30%	62.82%	61.48%	65.63%
Non-interest income / average assets annualized	0.94%	0.78%	0.75%	0.56%
Non-interest expense / average assets annualized	3.37%	3.08%	3.01%	3.09%

Capital Ratios
Tier 1 Leverage Ratio	11.46%	11.03%	11.71%	13.28%
Common Equity Tier 1 Capital Ratio	13.01%	13.11%	13.54%	16.43%
Tier 1 Risk Based Capital Ratio	14.28%	14.49%	14.86%	17.80%
Total Risk Based Capital Ratio	15.53%	15.75%	16.12%	19.06%
Equity / Assets	10.76%	10.33%	10.81%	12.04%
Book value per share	$143.83	$125.71	$134.62	$119.02

*	“Efficiency ratio” is defined as noninterest expense, divided by Community’s operating revenue (which is equal to net interest income plus noninterest income) excluding gains and losses on sales of securities.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following table shows selected unaudited pro forma condensed consolidated combined financial information about the financial condition and results of operations of Equity giving effect to the merger. The selected unaudited pro forma condensed combined financial information assumes that the merger is accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the assets and liabilities of Community, as of the effective date, will be recorded by Equity at their respective fair values and the excess of the merger consideration over the fair value of Community’s net assets will be allocated to goodwill.

The table sets forth the information as if the merger had become effective on June 30, 2016, with respect to financial condition data, and on January 1, 2015, with respect to the results of operations data. The selected unaudited pro forma condensed consolidated combined financial data has been derived from and should be read in connection with the unaudited pro forma condensed consolidated combined financial information, including the notes thereto, which is included in this joint proxy statement/prospectus under “Unaudited Pro Forma Condensed Consolidated Combined Financial Information.”

The selected unaudited pro forma condensed consolidated combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected unaudited pro forma condensed consolidated combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions among other factors. Further, as explained in more detail in the notes accompanying the detailed unaudited pro forma condensed consolidated combined financial information included under “Unaudited Pro Forma Condensed Consolidated Combined Financial Information,” the allocation of the purchase price reflected in the selected unaudited pro forma condensed consolidated combined financial data is subject to adjustments and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the final adjustments may be different from the unaudited pro forma adjustments presented in this joint proxy statement/prospectus.

As of June 30, 2016
(Dollars in thousands)
Pro Forma Condensed Consolidated Combined Balance Sheet Data:
Loans held for investment	$1,345,956
Allowance for loan losses	6,030
Total assets	2,043,856
Deposits	1,580,907
Other borrowed funds	237,679
Total stockholders’ equity	217,629

	For the Six Months Ended June 30, 2016	For the Year Ended December 31, 2015
	(Dollars in thousands, except per share data)
Pro Forma Condensed Consolidated Combined Income Statement Data:
Net interest income	$35,313	$66,793
Provision for loan losses	1,346	3,187
Non-interest income	7,229	13,942
Non-interest expense	28,186	54,682
Income before income taxes	13,010	22,866
Net income	9,038	16,327
Net income allocable to common stockholders	9,037	16,126
Pro Forma Condensed Consolidated Combined Per Share Data:
Basic earnings per share	$0.83	$1.75
Diluted earnings per share	0.82	1.74

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated combined financial information of Equity as of and for the six months ended June 30, 2016 and for the year ended December 31, 2015, is presented to show the impact on Equity’s historical financial position and results of operations of:

•	the merger;

•	the White River Distribution;

•	the proposed issuance of common stock of Equity to Community stockholders and the cash consideration to be paid to Community stockholders in connection with the merger.

As a result of the merger, Community stockholders will be entitled to receive an aggregate of approximately 2,689,838 shares of Equity common stock and aggregate cash of approximately $10,113,000, subject to downward adjustment as described in the merger agreement. The calculation of the aggregate merger consideration assumes that no cash is paid in lieu of issuing fractional shares of Equity common stock and that no downward adjustment is made as described under the sections of this joint proxy statement/prospectus entitled “The Merger—Terms of the Merger” beginning on page 254 and “The Merger Agreement—Structure of the Merger—Merger Consideration” beginning on page 285. In addition, the unaudited pro forma combined consolidated financial information and explanatory notes are based upon the assumptions that:

•	the total number of shares of Community common stock outstanding immediately prior to the effective time of the merger will be 370,450;

•	a closing price of Equity common stock of $23.83, which was the closing price of Equity common stock on August 19, 2016, the last practicable trading day before the initial filing of this joint proxy statement/prospectus; and

•	that Community’s consolidated capital, surplus and retained earnings accounts less all intangible assets and Community merger costs prior to the closing total at a minimum $44,820,793.

The unaudited Pro Forma Condensed Consolidated Combined Balance Sheet reflects the historical position of Equity and Community as of June 30, 2016, with pro forma adjustments based on the assumption that the merger was completed on June 30, 2016. The pro forma adjustments are based on the acquisition method of accounting. The unaudited Pro Forma Condensed Consolidated Combined Statements of Income assume that the merger was completed on January 1, 2015. The adjustments are based on information available and certain assumptions that Equity believes are reasonable. The pro forma adjustments do not consider any potential revenue opportunities or anticipated cost savings and expense efficiencies. The final allocation of the purchase price for Community between stockholders’ equity and goodwill will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Community’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of Community will change the amount of the purchase price allocable to goodwill. Further, changes that would affect stockholders’ equity at Community, such as net income from June 30, 2016 through the date the merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be different from the unaudited pro forma adjustments presented in this joint proxy statement/prospectus.

The following information should be read in conjunction with and is qualified in its entirety by Equity’s consolidated financial statements and accompanying notes and the consolidated financial statements and accompanying notes of Community, which are included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed consolidated combined financial information is intended for informational purposes and is not necessarily indicative of the future financial position or future operating results of the combined company or of the financial position or operating results of the combined company that would have actually occurred had the merger been in effect as of the date or for the periods presented.

Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet

As of June 30, 2016

(Dollars in thousands)

	Equity Historical	Community Historical	Pro Forma Adjustment		Pro Forma Combined
ASSETS
Cash and due from banks	$25,413	$8,384	$(16,723)	(a)	$17,074
Federal funds sold	20,789	525	—		21,314

Cash and cash equivalents	46,202	8,909	(16,723)		38,388
Interest-bearing time deposits in other banks	5,245	—	—		5,245
Investment securities	392,485	80,946	54	(b)	473,485
Loans held for sale	4,002	919	—		4,921
Loans held for investment	980,110	376,369	(10,523)	(c)	1,345,956
Allowance for loan losses	(6,030)	(5,879)	5,879	(d)	(6,030)

Loans, net	974,080	370,490	(4,644)		1,339,926
Other real estate owned, net	4,898	4,981	(1,618)	(e)	8,261
Premises and equipment, net	39,103	12,413	2,750	(f)	54,266
Bank owned life insurance	33,052	—	—		33,052
Federal Reserve Bank and Federal Home Loan Bank stock	10,875	1,851	—		12,726
Interest receivable	4,323	2,226	—		6,549
Goodwill	18,130	—	28,122	(g)	46,252
Core deposit intangible, net	1,376	—	4,340	(h)	5,716
Investment in White River	—	8,284	(8,284)	(i)	—
Other assets	11,086	3,983	—		15,069

Total assets	$1,544,857	$495,002	$3,997		$2,043,856

LIABILITIES AND STOCKHOLDERS’ EQUITY
Non-interest-bearing deposits	$157,896	$38,020	$—		$195,916
Interest-bearing transaction and savings	595,272	244,785	—		840,057
Time deposits	443,599	100,987	348	(j)	544,934

Total deposits	1,196,767	383,792	348		1,580,907
Federal funds purchased and retail repurchase agreements	22,782	274	—		23,056
Federal Home Loan Bank advances	147,648	41,233	312	(k)	189,193
Bank stock loan	—	8,941	—	(l)	8,941
Subordinated debentures	9,371	5,155	(1,544)	(m)	12,982
Contractual obligations	2,831	676	—		3,507
Interest payable and other liabilities	7,270	1,648	(1,277)	(n)	7,641

Total liabilities	1,386,669	441,719	(2,161)		1,826,227
Commitments and contingent liabilities
Stockholders’ equity
Common stock	97	37	(37)	(o)	124
			27	(p)
Additional paid-in capital	138,480	9,641	(9,641)	(o)	202,552
			64,072	(p)
Retained earnings	41,240	43,159	(8,284)	(i)	36,582
			(34,875)	(o)
			(4,658)	(a)
Accumulated other comprehensive income (loss)	(1,732)	446	(446)	(o)	(1,732)
Employee stock loans	(242)	—	—		(242)
Treasury stock	(19,655)	—	—		(19,655)

Total stockholders’ equity	158,188	53,283	6,158		217,629

Total liabilities and stockholders’ equity	$1,544,857	$495,002	$3,997		$2,043,856

See accompanying notes to pro forma condensed consolidated combined financial information

Unaudited Pro Forma Condensed Consolidated Combined Statement of Income

For the Six Months Ended June 30, 2016

(Dollars in thousands, except per share amounts)

	Equity Historical	Community Historical	Pro Forma Adjustments			Pro Forma Combined
Interest and dividend income
Loans, including fees	$23,392	$10,360	$374	(q	)	$34,126
Securities	4,856	1,105	(5)	(r	)	5,956
Other interest income	994	23	(62)	(s	)	955

Total interest and dividend income	29,242	11,488	307			41,037
Interest expense
Deposits	3,277	921	(35)	(t	)	4,163
Federal funds purchased and retail repurchase agreements	26	—	—			26
Federal Home Loan Bank advances	677	257	(31)	(u	)	903
Bank stock loan	—	184	—	(v	)	184
Subordinated debentures	310	101	37	(w	)	448

Total interest expense	4,290	1,463	(29)			5,724
Net interest income	24,952	10,025	336			35,313
Provision for loan losses	1,255	91	—			1,346

Net interest income after provision for loan losses	23,697	9,934	336			33,967
Non-interest income
Service charges and fees	1,586	921	—			2,507
Debit card income	1,405	—	—			1,405
Mortgage banking	577	—	—			577
Increase in value of bank owned life insurance	497	—	—			497
Equity in earnings of White River	—	257	(257)	(x	)	—
Net gains on investment securities transactions	479	49	—			528
Other non-interest income	606	1,109	—			1,715

Total non-interest income	5,150	2,336	(257)			7,229
Non-interest expense
Salaries and employee benefits	10,458	4,866	—			15,324
Net occupancy and equipment	2,162	1,141	35	(y	)	3,338
Data processing	1,707	686	—			2,393
Professional fees	1,017	—	—			1,017
Advertising and business development	548	159	—			707
Telecommunications	518	61	—			579
FDIC insurance	513	226	—			739
Courier and postage	303	96	—			399
Amortization of core deposit intangible	173	—	355	(z	)	528
Loan expense	260	194	—			454
Other real estate owned, net	8	11	—			19
Merger expenses	—	—	—			—
Other non-interest expense	1,963	726	—			2,689

Total non-interest expense	19,630	8,166	390			28,186

Income before income taxes	9,217	4,104	(311)			13,010
Provision for income taxes	2,931	1,160	(119)	(aa	)	3,972

Net income	6,286	2,944	(192)			9,038
Dividends and discount accretion on preferred stock	(1)	—	—			(1)

Net income allocable to common stockholders	$6,285	$2,944	$(192)			$9,037
Basic earnings per share	$0.77	$7.83				$0.83
Weighted average shares outstanding	8,213,912	375,814				10,903,749
Diluted earnings per share	$0.75					$0.82
Weighted average shares outstanding	8,326,615					11,016,452

See accompanying notes to pro forma condensed consolidated combined financial information

Unaudited Pro Forma Condensed Consolidated Combined Statement of Income

For the Year Ended December 31, 2015

(Dollars in thousands, except per share amounts)

	Equity Historical	Community Historical	Pro Forma Adjustments			Pro Forma Combined
Interest and dividend income
Loans, including fees	$43,361	$20,342	$748	(bb	)	$64,451
Securities	8,691	2,253	(11)	(cc	)	10,933
Other interest income	976	24	(124)	(dd	)	876

Total interest and dividend income	53,028	22,619	613			76,260
Interest expense
Deposits	4,926	1,912	(70)	(ee	)	6,768
Federal funds purchased and retail repurchase agreements	61	—	—			61
Federal Home Loan Bank advances	495	236	(62)	(ff	)	669
Bank stock loan	641	427	—	(gg	)	1,068
Subordinated debentures	643	185	73	(hh	)	901

Total interest expense	6,766	2,760	(59)			9,467
Net interest income	46,262	19,859	672			66,793
Provision for loan losses	3,047	140	—			3,187

Net interest income after provision for loan losses	43,215	19,719	672			63,606
Non-interest income
Service charges and fees	2,708	1,735	—			4,443
Debit card income	2,161	—	—			2,161
Mortgage banking	1,088	—	—			1,088
Increase in value of bank owned life insurance	957	—	—			957
Net gain on acquisition	682	—	—			682
Net gains on investment securities transactions	756	66	—			822
Equity in earnings of White River	—	340	(340)	(ii	)	—
Other non-interest income	1,450	2,339	—			3,789

Total non-interest income	9,802	4,480	(340)			13,942
Non-interest expense
Salaries and employee benefits	19,202	7,904	—			27,106
Net occupancy and equipment	4,155	2,367	71	(jj	)	6,593
Data processing	2,939	1,311	—			4,250
Professional fees	2,086	—	—			2,086
Advertising and business development	1,199	293	—			1,492
Telecommunications	811	126	—			937
FDIC insurance	840	447	—			1,287
Courier and postage	544	200	—			744
Amortization of core deposit intangible	275	—	790	(kk	)	1,065
Loan expense	388	356	—			744
Other real estate owned, net	287	839	—			1,126
Merger expenses	1,691	—	—			1,691
Other non-interest expense	4,158	1,403	—			5,561

Total non-interest expense	38,575	15,246	861			54,682

Income before income taxes	14,442	8,953	(529)			22,866
Provision for income taxes	4,142	2,599	(202)	(ll	)	6,539

Net income	10,300	6,354	(327)			16,327
Dividends and discount accretion on preferred stock	(177)	(24)	—			(201)

Net income allocable to common stockholders	$10,123	$6,330	$(327)			$16,126
Basic earnings per share	$1.55	$15.82				$1.75
Weighted average shares outstanding	6,515,346	400,218				9,205,183
Diluted earnings per share	$1.54					$1.74
Weighted average shares outstanding	6,560,021					9,249,858

See accompanying notes to pro forma condensed consolidated combined financial information

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information

(Dollars in thousands, except per share amounts)

The following pro forma adjustments have been reflected in the unaudited pro forma condensed consolidated combined financial information. All adjustments are based on current assumptions and valuations which are subject to change.

(a)	This adjustment represents the cash portion of the merger consideration of approximately $10.1 million and estimated pre-tax direct, incremental merger costs of approximately $6.6 million ($4.7 million after tax).

(b)	This adjustment represents an approximation of the fair value adjustments on investment securities.

(c)	This adjustment represents an approximation of the fair value adjustments of loans to be acquired, based on Equity’s due diligence review of the portfolio, in accordance with the acquisition method of accounting. The loan due diligence focused on a preliminary risk rating determination, estimated loss expectations on loans preliminarily determined to be purchase credit impaired (“PCI”) on the acquisition date and a preliminary estimate of potential inherent losses in the non-PCI portfolio. Equity’s due diligence review of the Community loan portfolio involved the direct review of approximately 45% of the Community loan balances outstanding. The results of this review were then extrapolated to the total portfolio to determine preliminary risk ratings on the reviewed portfolio, the estimated loss expectations on loans preliminarily deemed to be PCI and the estimated inherent losses on the portion of the non-PCI portfolio that included the non-reviewed portfolio. These estimates were derived from a review of specific credits that focused on: cash flow of the borrowing entity, payment performance, estimated collateral valuation, past due history, credit and documentation exceptions, along with other general credit observations. From these reviews, a preliminary loan risk rating was assigned, a preliminary PCI determination was made and a loss estimate for PCI loans was determined. For loans determined to be potentially PCI an estimate of the liquidation value of the collateral or the present value of the expected future cash flows from the borrower was used to prepare the applicable credit loss estimate. For loans determined to be non-PCI (which includes the non-reviewed loans), Equity management developed a preliminary estimate of the fair value of the non-PCI portfolio based on Community’s loan risk ratings, loss history, general reserve methodology, payment performance and contractual interest rates as compared to current market rates. Upon closing of the merger an overall valuation of the loan portfolio will be prepared by a third-party valuation firm.

(d)	This adjustment represents the elimination of Community’s allowance for loan losses as part of the purchase accounting transactions.

(e)	This adjustment represents an approximation of the fair value adjustments of real estate acquired through or instead of foreclosure (“other real estate owned”). However, at the time of preparation of the pro forma financial statements Equity has not completed its fair value of the other real estate owned to be assumed in the merger. As a result there could be adjustment to the carrying value of the other real estate owned after the merger is completed.

(f)	This adjustment represents an approximation of the fair value adjustments of premises and equipment principally based on Equity’s due diligence evaluation of Community’s facilities in accordance with the acquisition method of accounting. At the time of preparation of the pro forma statements, Equity had not completed its fair value analysis of premises and equipment to be acquired in the merger. As a result, there could be adjustments to the carrying value of premises and equipment acquired after the merger is completed.

(g)	This adjustment represents the estimated purchase price allocation for the merger, calculated as follows:

2,689,838 Equity shares valued at the closing price for Equity common stock on August 19, 2016	$64,099
Cash merger consideration	10,113

Total purchase price	74,212
Less: Community equity at book value	(53,283)
Adjust book value of Community equity for distribution of investment in White River	8,284
Allocated to investment securities fair value	(54)
Allocated to loan fair value	10,523
Elimination of allowance for loan losses as part of purchase accounting transactions	(5,879)
Allocated to other real estate owned fair value	1,618
Allocated to premises and equipment	(2,750)
Allocated to core deposit intangibles	(4,340)
Allocated to time deposit fair value	348
Allocated to Federal Home Loan Bank term advances fair value	312
Allocated to subordinated debentures fair value	(1,544)
Allocated to deferred tax liabilities	675

Adjustment for estimated goodwill to be recognized	$28,122

(h)	This adjustment represents the recognition of estimated core deposit intangibles of approximately 1.5% of acquired deposits, excluding time deposits.

(i)	This adjustment reflects the proposed White River Distribution at the book value of White River as of June 30, 2016.

(j)	This adjustment represents an approximation of the fair value adjustments of deposits to be acquired based on Equity’s due diligence review of time deposits. However, at the time of preparation of the pro forma financial statements, Equity had not completed its fair value of the deposits to be assumed in the merger. As a result, there could be adjustments to the carrying value of deposits acquired after the merger is completed.

(k)	This adjustment represents an approximation of the fair value adjustments of Community’s Federal Home Loan Bank term advances.

(l)	Equity expects to draw against its borrowing facility to repay Community’s bank stock loan at acquisition.

(m)	This adjustment represents an approximation of the fair value adjustments of Community’s subordinated debentures to be assumed by Equity at acquisition. The estimated fair value of the subordinated debentures was estimated using a discounted cash flow analysis based on current borrowing rates for similar types of borrowing arrangements.

(n)	This adjustment represents the impact on deferred income taxes of the estimated $1.9 million tax benefit of the direct, incremental merger costs and the purchase accounting adjustments, calculated as follows:

Investment securities fair value adjustments	$(54)
Loan fair value adjustments	4,644
Other real estate owned fair value adjustments	1,618
Premises and equipment fair value adjustments	(2,750)
Core deposit intangibles	(4,340)
Deposits fair value adjustments	348
Federal Home Loan Bank term advances fair value adjustments	312
Subordinated debentures fair value adjustments	(1,544)

Subtotal of fair value adjustments	(1,766)

Calculated deferred taxes at Equity’s estimated statutory rate of 38.25%	$(675)

(o)	This adjustment represents the elimination of the historical equity of Community as a part of the purchase accounting transactions.

(p)	This adjustment represents issuance of 2,689,838 shares of Equity common stock, par value $0.01 per share, to stockholders of Community, based on the closing price for Equity common stock ending on August 19, 2016.

(q)	This adjustment represents six months of accretion over five years of the approximately $3.7 million portion of the loan discount expected to be accreted as interest income.

(r)	This adjustment represents six months amortization over five years of the purchase accounting adjustment on investment securities.

(s)	This adjustment represents the anticipated loss of investment income related to the cash portion of the merger consideration and the estimated direct, incremental merger costs using an assumed reinvestment rate of 0.74%.

(t)	This adjustment represents six months of amortization of the time deposit fair market value adjustment over five years.

(u)	This adjustment represents six months of amortization of the fair market value adjustment on Federal Home Loan Bank Advances over five years.

(v)	It is anticipated that Equity’s borrowing costs to repay Community’s bank stock loan will not be materially different than Community’s historical interest expense on its bank stock loan.

(w)	This adjustment represents six months of amortization of the subordinated debenture discount on a level-yield basis over the remaining maturity of the assumed subordinated debentures.

(x)	The merger agreement calls for the distribution of Community’s investment in White River. This adjustment removes the earnings from White River included in Community’s unaudited consolidated statement of income for the six months ended June 30, 2016.

(y)	This adjustment represents six months of additional depreciation on the fair value adjustment related to the facilities. The additional depreciation was computed on a straight-line basis over 39 years.

(z)	This adjustment represents six months of amortization on core deposit intangibles of $4.3 million expected to be acquired in the merger, which will be amortized on an accelerated basis over an estimated ten years.

(aa)	This adjustment represents the net tax effect of the pro forma adjustments using Equity’s statutory tax rate of 38.25%.

(bb)	This adjustment represents twelve months of accretion over five years of the approximately $3.7 million portion of the loan discount expected to be accreted as interest income.

(cc)	This adjustment represents twelve months amortization over five years of the purchase accounting adjustment on investment securities.

(dd)	This adjustment represents the anticipated loss of investment income related to the cash portion of the merger consideration and the estimated pre-tax direct, incremental merger costs using an assumed reinvestment rate of 0.74%.

(ee)	This adjustment represents twelve months of amortization of the time deposit fair market value adjustment over five years.

(ff)	This adjustment represents twelve months of amortization of the fair market value adjustment on Federal Home Loan Bank Advances over five years.

(gg)	It is anticipated that Equity’s borrowing costs to repay Community’s bank stock loan will not be materially different than Community’s historical interest expense on its bank stock loan.

(hh)	This adjustment represents twelve months of amortization of the subordinated debenture discount on a level-yield basis over the remaining maturity of the assumed subordinated debentures.

(ii)	The merger agreement calls for the distribution of Community’s investment in White River. This adjustment removes the earnings from White River included in Community’s consolidated statement of income for the year ended December 31, 2015.

(jj)	This adjustment represents twelve months of additional depreciation on the fair value adjustment related to the facilities. The additional depreciation was computed on a straight-line basis over 39 years.

(kk)	This adjustment represents twelve months of amortization on core deposit intangibles of $4.3 million expected to be acquired in the merger, which will be amortized on an accelerated basis over an estimated ten years.

(ll)	This adjustment represents the net tax effect of the pro forma adjustments using Equity’s statutory tax rate of 38.25%.

UNAUDITED COMPARATIVE PER SHARE DATA

Presented below for Equity and Community is historical, unaudited pro forma combined and pro forma equivalent per share financial data as of and for the year ended December 31, 2015 and as of and for the six months ended June 30, 2016. The information presented below should be read together with the historical consolidated financial statements of Equity and Community and the unaudited pro forma condensed consolidated combined financial information, including the notes thereto, which are included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma and pro forma per equivalent share information gives effect to the merger as if the merger had become effective on June 30, 2016 or December 31, 2015 in the case of the book value data, and as if the merger had been effective on January 1, 2015 in the case of earnings per share and cash dividends data. The unaudited pro forma data combines the historical results of Community into Equity’s consolidated statement of income. While certain adjustments were made for the estimated impact of fair value adjustments and other merger-related activity, they are not indicative of what could have occurred had the merger taken place on January 1, 2015.

The per equivalent Community share data shows the effect of the merger from the perspective of an owner of Community common stock. The data was computed by multiplying the pro forma data based on the exchange ratio of 7.261 shares of Equity common stock to be exchanged for each share of Community Common Stock. The maximum exchange ratio is calculated by dividing the maximum aggregate merger consideration by the number of exchangeable shares. The calculation of the maximum aggregate merger consideration assumes that no downward adjustment of the cash consideration is made as described under the sections of this joint proxy statement/prospectus entitled “The Merger—Terms of the Merger” beginning on page 254 and “The Merger Agreement—Structure of the Merger—Merger Consideration” beginning on page 285. Using the exchange ratio of 7.261, then, based on the closing sale prices of Equity common stock on NASDAQ on August 19, 2016, which is $23.83, and assuming the maximum cash consideration of $27.30 is paid, the implied value of the merger consideration per share of Community common stock is $200.33.

The selected unaudited pro forma adjustments are based upon available information and certain assumptions that Equity and Community management believe are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies, asset dispositions, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of Community will be reflected in the consolidated financial statements of Equity on a prospective basis.

	Equity Historical	Community Historical	Pro Forma Combined	Per Equivalent Community Share*
For the six months ended June 30, 2016:
Basic earnings per share	$0.77	$7.83	$0.83	$6.03
Diluted earnings per share	0.75	7.83	0.82	5.95
Cash dividends per share	—	1.45	—	—
Book value per common share as of June 30, 2016	19.25	143.83	19.95	144.86

For the year ended December 31, 2015:
Basic earnings per share	$1.55	$15.82	$1.75	$12.71
Diluted earnings per share	1.54	15.82	1.74	12.63
Cash dividends per share	—	1.26	—	—
Book value per common share as of December 31, 2015	18.37	134.62	19.29	140.06

*	Reflects Community shares at an assumed exchange ratio of 7.261

RISK FACTORS

In addition to general investment risks and the other information contained in this joint proxy statement/prospectus, including the matters addressed under the section of this joint proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 71 and the matters discussed under the caption “Risk Factors” in the Annual Report on Form 10-K filed by Equity for the fiscal year ended December 31, 2015, as updated by a subsequently filed Form 10-Q and other reports filed with the SEC, you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus.

Unless the context otherwise requires, references in this joint proxy statement/prospectus to “Equity” refer to Equity Bancshares, Inc., a Kansas corporation, and its affiliates, including Equity Bank.

Risks Relating to the Merger

The Merger may not be completed.

Completion of the merger is subject to regulatory approval. Equity may not receive the required regulatory approvals. If Equity does not obtain the required regulatory approvals, including documentation reasonably acceptable to Equity from the Federal Reserve that Community may deregister as a bank holding company with respect to White River and Signature Bank of Arkansas, the merger will not be completed. If such regulatory approvals are received, they may impose conditions that would result in certain closing conditions of the merger not being satisfied or may not be received timely.

The consummation of the merger is also subject to other conditions precedent described in the merger agreement. If a condition of either party is not satisfied, the other party may be able to terminate the merger agreement and, in such case, the merger would not be consummated. If all of the conditions precedent in the merger agreement are not satisfied the merger may not be completed.

The sum of Community’s consolidated capital, surplus and retained earnings accounts less all intangible assets prior to the closing of the merger could be an amount that results in the reduction of the amount of the cash portion of the merger consideration that Community stockholders would be entitled to receive.

The amount of the cash portion of the merger consideration that Community stockholders would be entitled to receive in the merger will be reduced on a dollar for dollar basis if the sum of Community’s consolidated capital, surplus and retained earnings accounts less all intangible assets as of the close of business on the fifth business day preceding the closing date of the merger, after adjusting for items specified in the merger agreement, is less than $44,820,793. Community’s capital, surplus, and retained earnings as calculated prior to the closing of the merger will depend in part on the results of Community’s business operations and the management of merger-related expenses by Community prior to the closing of the merger. Preparing for integration of the merger may have a negative impact on Community’s results of operations, and the merger-related expenses for which Community will be liable are difficult to predict. As of [                        ], 2016, the most recent practicable date before the printing of this joint proxy statement/prospectus, Community estimates that the Community Merger Costs (as defined in the merger agreement) would be approximately $11.4 million, which estimate consists of estimated merger-related expenses of approximately $2.7 million, the value of the White River Distribution of approximately $8.3 million as of June 30, 2016, and an unrealized gain in Community’s securities portfolio of approximately $446 thousand as of June 30, 2016. Accordingly, at the time Community stockholders vote with respect to the Community Merger Proposal, they will not know the exact value of the aggregate cash portion of the merger consideration they will be entitled to receive in the merger.

Preparing for the merger may negatively impact Community’s operating results and, as a result, the amount of the cash portion of the merger consideration that Community stockholders would be entitled to receive.

Community is taking various actions, as required by the merger agreement, to prepare for the merger and expects to continue to do so prior to the closing of the merger. These actions include participating in preparing regulatory filings for the merger, meeting with customers and employees to discuss the merger, and preparing for systems conversion related to the merger. These items may distract our management from pursuing the business strategy that Community has historically employed. In addition, the merger agreement places material restrictions on the ability of Community to manage its operations independently, including by requiring Community to obtain the approval of Equity prior to taking certain actions. Finally, Community will be liability for certain Merger-related expenses prior to the closing of the merger. Additional discussion of Community’s covenants made in connection with the merger agreement are discussed more fully in “The Merger Agreement—Covenants and Agreements,” beginning on page 290. These factors may impact Community’s profitability and these one-time expenses will result in Community’s non-interest expenses being higher than historical levels prior to the consummation of the merger. As a result, the results of Community’s operations prior to Community’s entry into the merger agreement may not have any predictive value relating to, or be representative of, Community’s operating results and profitability following its entry into the merger agreement. Lower profits and higher expenses may adversely affect Community’s capital, surplus, and retained earnings prior to the consummation of the merger, which may limit how much cash, if any, will be paid to Community’s stockholders as merger consideration.

Because the market price of Equity common stock will fluctuate, Community stockholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of Community common stock (except for dissenting shares (as defined in the merger agreement) and shares of Community common stock held by Community, Equity or their respective subsidiaries (other than (i) shares of Community common stock held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) shares of Community common stock held in respect of a debt previously contracted)) will be converted into the right to receive 7.261 shares of Equity common stock and $27.30, in cash, subject to adjustment based upon the sum of Community’s consolidated capital, surplus and retained earnings accounts less all intangible assets prior to the closing of the merger, after adjusting for items specified in the merger agreement. The market value of the equity portion of the merger consideration will vary from the closing price of Equity common stock on the date Equity and Community announced the merger, on the date that this joint proxy statement/prospectus is mailed to Community stockholders, on the date of the Community special meeting and on the date the merger is completed and thereafter. Any change in the market price of Equity common stock prior to the completion of the merger will affect the market value of the equity portion of the merger consideration that Community stockholders will be entitled to receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of shares of Equity common stock. Stock price changes may result from a variety of factors that are beyond the control of Equity, including, but not limited to, general market and economic conditions, changes in Equity’s business, operations and prospects and regulatory considerations.

Therefore, at the time of the Community special meeting you will not know the precise market value of the merger consideration you will be entitled to receive at the effective time. You should obtain current market quotations for shares of Equity common stock. There are no current market quotations for Community common stock because Community is a privately owned corporation and its common stock is not traded on any established public trading market.

The market price of Equity common stock after the merger may be affected by factors different from those affecting the shares of Community or Equity currently.

Upon completion of the merger, holders of Community common stock will become holders of Equity common stock. Equity’s business differs in important respects from that of Community, and, accordingly, the results of operations of the combined company and the market price of Equity common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Equity and Community. For a discussion of the businesses of Equity and Community and of some important factors to consider in connection with those businesses, see “Information About Equity” and “Information About Community” beginning on pages 83 and 191, respectively.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, Equity and Community must obtain approvals from the Federal Reserve, the Arkansas State Bank Department and the Office of the State Bank Commissioner of Kansas. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals, waivers or consents, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals Required for the Merger” beginning on page 283. An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approvals, waivers or consents, or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. See “The Merger—Regulatory Approvals Required for the Merger” beginning on page 283.

Combining the two companies, including the retention of key employees, may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

Equity and Community have operated and, until the completion of the merger, will continue to operate, independently and may not begin the actual integration process. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on Equity’s ability to successfully combine and integrate the businesses of Equity and Community in a manner that permits growth opportunities and does not materially disrupt the existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect Equity’s ability to successfully conduct its business, which could have an adverse effect on Equity’s financial results and the value of its common stock. If Equity experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that can cause Equity and/or Community to lose customers or cause customers to remove their accounts from Equity and/or Community and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Community and Equity during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The unaudited pro forma condensed consolidated combined financial information included in this joint proxy statement/prospectus are preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed consolidated combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Equity’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed consolidated combined financial information reflects adjustments to illustrate the effect of the merger had it been completed on the dates indicated, which is based upon preliminary estimates, to record the Community identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation for the merger reflected in this joint proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Community as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page 29.

Certain of Community’s directors and executive officers may have interests in the merger that may differ from the interests of Community’s stockholders.

Community’s stockholders should be aware that some of Community’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of Community’s stockholders generally. The Community Board was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Community’s stockholders vote in favor of adopting the merger agreement.

These interests include the following:

•	Indemnification and Insurance. Equity has agreed to indemnify the directors and officers of Community against certain liabilities arising before the effective date of the merger and to provide certain “tail” insurance for the benefit of the directors and officers of Community.

•	Director Appointments. Equity has agreed to take all actions necessary prior to the effective date of the merger to appoint two current Community directors to the Equity Board effective upon consummation of the merger. The directors to be appointed to Equity’s board are Jerry P. Maland and Dan R. Bowers.

•	Employment Agreements. Equity Bank has entered into employment agreements to be effective as of the effective time of the merger with Ann B. Main, Executive Vice President and Chief Financial Officer of Community First Bank, and Danny R. Criner, Chief Credit Officer of Community First Bank.

•	Employee Benefit Plans. On or as soon as reasonably practicable following the merger, employees of Community who continue on as employees of Equity will be entitled to participate in the Equity health and welfare benefit and similar plans on the same terms and conditions as employees of Equity. Subject to certain exceptions, these employees will receive credit for their years of service to Community or Community First Bank for participation, vesting and benefit accrual purposes.

•	Employee Severance Benefits. Equity has agreed to provide certain severance benefits to Community’s employees whose employment is terminated under the circumstances specified in the merger agreement.

For a more complete description of these interests, see “The Merger—Interests of Community’s Directors and Executive Officers in the Merger” beginning on page 279.

Termination of the merger agreement could negatively impact both Community and Equity.

If the merger agreement is terminated, there may be various consequences. For example, Community’s or Equity’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Equity’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Community may be required to pay to Equity a termination fee of $2.5 million.

Community and Equity will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Community or Equity. These uncertainties may impair Community’s or Equity’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Community or Equity to seek to change existing business relationships with Community or Equity. Retention of certain employees by Community or Equity may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Community or Equity. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Community or Equity, Community’s business or Equity’s business could be harmed. In addition, subject to certain exceptions, Community and Equity have each agreed to operate its business in the ordinary course prior to closing and agreed to certain restrictive covenants. See “The Merger Agreement—Covenants and Agreements” beginning on page 290 for a description of the restrictive covenants applicable to Community and Equity.

If the merger is not completed, Equity and Community will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Equity and Community has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, Equity and Community would have to recognize these expenses without realizing the expected benefits of the merger.

The merger agreement limits Community’s ability to pursue acquisition proposals and requires Community to pay a termination fee of $2.5 million under limited circumstances, including circumstances relating to acquisition proposals for Community.

The merger agreement prohibits Community from initiating, soliciting or knowingly encouraging certain third-party acquisition proposals. See “The Merger Agreement—Agreement Not to Solicit Other Offers” beginning on page 294. The merger agreement also provides that Community must pay a termination fee in the amount of $2.5 million in the event that the merger agreement is terminated under certain circumstances, including a change of recommendation of the Community Board in connection with a third-party acquisition proposal. See “The Merger Agreement—Termination Fee” beginning on page 300. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Community from considering or proposing such an acquisition. Each of the members of the Community Board, solely in his or her capacity as a stockholder of Community, and certain of their affiliates, has entered into a voting agreement, pursuant to which each such stockholder has agreed to vote his or her shares of Community common stock in favor of the Community Merger Proposal and certain related matters and against alternative transactions. The Community stockholders who are party to the voting agreement beneficially own and are entitled to vote in the aggregate approximately 27.1% of the outstanding shares of Community common stock as of the record date. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Community Community Voting Agreement and Director Support Agreements” beginning on page 301.

The shares of Equity common stock to be received by Community stockholders as a result of the merger will have different rights from the shares of Community common stock.

Upon completion of the merger, Community stockholders will become Equity stockholders and their rights as Equity stockholders will be governed by the KGCC, Equity’s Second Amended and Restated Articles of Incorporation (which Equity and Community refer to in this joint proxy statement/prospectus as the “Equity articles”) and Equity’s Amended and Restated Bylaws (which Equity and Community refer to in this joint proxy statement/prospectus as the “Equity bylaws”). The rights associated with Community common stock are different from the rights associated with Equity common stock. Please see “Comparison of Stockholders’ Rights” beginning on page 311 for a discussion of the different rights associated with Equity common stock.

Holders of Community and Equity common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Holders of Community common stock and Equity common stock currently have the right to vote in the election of the board and on other matters affecting Community and Equity, respectively. Upon the completion of the merger, each Community stockholder who receives shares of Equity common stock will become a stockholder of Equity with a percentage ownership of Equity that is smaller than the stockholder’s percentage ownership of Community. It is currently expected that the former stockholders of Community as a group will receive shares in the merger constituting approximately 27% of the outstanding shares of Equity common stock immediately after the merger, excluding shares of Equity’s Class B common stock which is non-voting. As a result, current holders of Equity common stock as a group will own approximately 73% of the outstanding shares of Equity common stock immediately after the merger, excluding shares of Equity’s Class B common stock which is non-voting. Because of this, Community stockholders may have less influence on the management and policies of Equity than they now have on the management and policies of Community and current Equity stockholders may have less influence than they now have on the management and policies of Equity.

The dissenters’ rights appraisal process is uncertain.

Community stockholders may or may not be entitled to receive more than the amount provided for in the merger agreement for their shares of Community common stock if they elect to exercise their right to dissent from the proposed merger, depending on the appraisal of the fair value of the Community common stock pursuant to the dissenting stockholder procedures under the ABCA. See “The Merger—Dissenters’ Rights in the Merger” beginning on page 281 and Annex F. For this reason, the amount of cash that you might be entitled to receive should you elect to exercise your right to dissent to the merger may be more or less than the value of the merger consideration to be paid pursuant to the merger agreement. In addition, it is a closing condition of the merger agreement that the holders of not more than 10% of the outstanding shares of Community common stock shall have exercised their statutory dissenters’ rights under the ABCA. The number of shares of Community common stock that will exercise dissenters’ rights under the ABCA is not known and therefore we do not know whether this closing condition will be satisfied.

The respective opinions of Equity’s and Community’s financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

The opinion of Community’s financial advisor to the Community Board and the opinion of Equity’s financial advisor to the Equity Board were both dated and delivered on July 12, 2016. Neither Equity nor Community has obtained an updated opinion from its respective financial advisor as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Equity or Community, general market and economic conditions and other factors that may be beyond the control of Equity or Community, and on which the opinions of the financial advisors of Equity or Community were based, may significantly alter the value of Community or the price of Equity common stock by the time the merger is completed. The opinions do not speak as of the date of this joint proxy statement/prospectus or the time the merger will be completed or as of any date other than the date of such opinions. Because neither Equity nor Community currently anticipates asking its financial advisor to update its opinion, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed.

Litigation may be filed against Community, Equity or their respective boards of directors or officers, which could prevent or delay the completion of the merger or result in the payment of damages following completion of the merger.

Lawsuits may be filed against Community, Equity or their respective boards of directors or officers in connection with the merger, which could prevent or delay completion of the merger and result in substantial costs to Community and Equity, including any costs associated with indemnification. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Equity’s business, financial condition, results of operations and cash flows following completion of the merger.

Risks Relating to Equity’s Business

Equity’s business is concentrated in, and largely dependent upon, the continued growth and welfare of the general geographic markets in which Equity operates.

Equity’s commercial banking operations are primarily concentrated in Kansas and Missouri. As a result, Equity’s financial condition and results of operations and cash flows are affected by changes in the economic conditions of Equity’s markets. Equity’s success depends to a significant extent upon the business activity, population, income levels, deposits, and real estate activity in these markets. Although Equity’s customers’ business and financial interests may extend well beyond these market areas, adverse conditions that affect these market areas could reduce Equity’s growth rate, affect the ability of Equity’s customers to repay their loans, affect the value of collateral underlying loans, impact Equity’s ability to attract deposits, and generally affect Equity’s financial conditions and results of operations. Because of Equity’s geographic concentration, it may be less able than other regional or national financial institutions to diversify Equity’s credit risks across multiple markets.

A return of recessionary conditions could result in increases in Equity’s level of nonperforming loans and/or reduced demand for Equity’s products and services, which could have an adverse effect on Equity’s results of operations.

Economic recession or other economic problems, including those affecting Equity’s markets and regions, but also those affecting the U.S. or world economies, could have a material adverse impact on the demand for Equity’s products and services. Since the conclusion of the last recession, economic growth has been slow and uneven, and unemployment levels remain high. If economic conditions deteriorate, or if there are negative developments affecting the domestic and international credit markets, the value of Equity’s loans and investments may be harmed, which in turn would have an adverse effect on Equity’s financial performance, and Equity’s financial condition may be adversely affected. In addition, although deteriorating market conditions could adversely affect Equity’s financial condition, results of operations, and cash flows, Equity may not benefit from any market growth or favorable economic conditions, either in its primary market areas or nationally, even if they do occur.

Difficult conditions in the market for financial products and services may materially and adversely affect Equity’s business and results of operations.

Dramatic declines in the housing market during the previous recessionary period, along with increased foreclosures and unemployment, resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, and, in some cases, to fail. This market turmoil and tightening of credit led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility, and widespread reduction of business activity generally. Although conditions have improved, a return of these trends could have a material adverse effect on Equity’s business and operations. Negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact Equity’s charge-offs and provisions for loan and credit losses. Economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. These conditions would have adverse effects on Equity and others in the financial services industry.

Equity relies heavily on its management team and could be adversely affected by the unexpected loss of key officers.

Equity is led by an experienced management team with substantial experience in the markets that it serves and the financial products that it offers. Equity’s operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, Equity’s success depends in large part on the performance of Equity’s key personnel, as well as on Equity’s ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute Equity’s business plan may be lengthy. Equity may not be successful in retaining its key employees and the unexpected loss of services of one or more of its key personnel could have a material adverse effect on Equity’s business because of their skills, knowledge of Equity’s market and financial products, years of industry experience, long-term customer relationships and the difficulty of promptly finding qualified replacement personnel. If the services of any of Equity’s key personnel should become unavailable for any reason, it may not be able to identify and hire qualified persons on terms acceptable to it, which could have an adverse effect on its business, financial condition and results of operations.

Equity’s ability to grow Equity’s loan portfolio may be limited by, among other things, economic conditions, competition within Equity’s market areas, the timing of loan repayments and seasonality.

Equity’s ability to continue to improve Equity’s operating results is dependent upon, among other things, growing Equity’s loan portfolio. While Equity believes that its strategy to grow its loan portfolio is sound and its growth targets are achievable over an extended period of time, competition within Equity’s market areas is significant, particularly for borrowers whose businesses have been less negatively impacted by the challenging economic conditions of the last few years. Equity competes with both large regional and national financial institutions, who are sometimes able to offer more attractive interest rates and other financial terms than Equity chooses to offer, as well as other community-based banks who seek to offer a similar level of service to that which it offers. This competition can make loan growth challenging, particularly if Equity is unwilling to price loans at levels that would cause unacceptable levels of compression of Equity’s net interest margin or if Equity is unwilling to structure a loan in a manner that it believes results in a level of risk to Equity that it is not willing to accept. Moreover, loan growth throughout the year can fluctuate due in part to seasonality of the businesses of Equity’s borrowers and potential borrowers and the timing on loan repayments, particularly those of Equity’s borrowers with significant relationships with it, resulting from, among other things, excess levels of liquidity. To the extent that Equity is unable to increase loans, Equity may be unable to successfully implement its growth strategy, which could materially and adversely affect Equity.

Equity’s financial performance will be negatively impacted if Equity is unable to execute Equity’s growth strategy.

Equity’s current growth strategy is to grow organically and supplement that growth with select acquisitions. Equity’s ability to grow organically depends primarily on generating loans and deposits of acceptable risk and expense, and it may not be successful in continuing this organic growth. Equity’s ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at a reasonable cost depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, and changes in banking laws, among other factors. Conversely, if Equity grows too quickly and is unable to control costs and maintain asset quality, such growth, whether organic or through select acquisitions, could materially and adversely affect its financial condition and results of operations.

Equity may not be able to identify and acquire other financial institutions, which could hinder its ability to continue to grow.

A substantial part of Equity’s historical growth has been a result of acquisitions of other financial institutions. Equity intends to continue its strategy of evaluating and selectively acquiring other financial institutions that serve customers or markets it finds desirable. However, the market for acquisitions remains highly competitive, and Equity may be unable to find satisfactory acquisition candidates in the future that fit its acquisition strategy. To the extent that Equity is unable to find suitable acquisition candidates, an important component of its strategy may be lost. If Equity is able to identify attractive acquisition opportunities, it must generally satisfy a number of conditions prior to completing any such transaction, including certain bank regulatory approvals, which has become substantially more difficult, time-consuming and unpredictable as a result of the recent financial crisis. Additionally, any future acquisitions may not produce the revenue, earnings or synergies that Equity anticipated.

Equity’s strategy of pursuing acquisitions exposes it to financial, execution, compliance and operational risks that could have a material adverse effect on Equity’s business, financial condition, results of operations and growth prospects.

Equity intends to continue pursuing a strategy that includes acquisitions. An acquisition strategy involves significant risks, including the following:

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth within acceptable risk tolerances;

•	maintaining asset quality;

•	retaining customers and key personnel, including bankers;

•	obtaining necessary regulatory approvals, which Equity may have difficulty obtaining or be unable to obtain;

•	conducting adequate due diligence and managing known and unknown risks and uncertainties;

•	integrating acquired businesses; and

•	maintaining adequate regulatory capital.

The market for acquisition targets is highly competitive, which may adversely affect Equity’s ability to find acquisition candidates that fit Equity’s strategy and standards. Equity faces significant competition in pursuing acquisition targets from other banks and financial institutions, many of which possess greater financial, human, technical and other resources than it does. Equity’s ability to compete in acquiring target institutions will depend on Equity’s available financial resources to fund the acquisitions, including the amount of cash and cash equivalents it has and the liquidity and market price of Equity common stock. In addition, increased competition may also drive up the acquisition consideration that Equity will be required to pay in order to successfully capitalize on attractive acquisition opportunities. To the extent that Equity is unable to find suitable acquisition targets, an important component of Equity’s growth strategy may not be realized.

Acquisitions of financial institutions also involve operational risks and uncertainties, such as unknown or contingent liabilities with no available manner of recourse, exposure to unexpected problems such as asset quality, the retention of key employees and customers, and other issues that could negatively affect Equity’s business. Equity may not be able to complete future acquisitions or, if completed, Equity may not be able to successfully integrate the operations, technology platforms, management, products and services of the entities that it acquires or to realize its attempts to eliminate redundancies. The integration process may also require significant time and attention from Equity’s management that would otherwise be directed toward servicing existing business and developing new business. Failure to successfully integrate the entities Equity acquires into its existing operations in a timely manner may increase Equity’s operating costs significantly and adversely affect its business, financial condition and results of operations. Further, acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of Equity’s tangible book value and net income per common share may occur in connection with any future acquisition, and the carrying amount of any goodwill that Equity currently maintains or may acquire may be subject to impairment in future periods.

If Equity continues to grow, it will face risks arising from its increased size. If Equity does not manage such growth effectively, it may be unable to realize the benefit from the investments in technology, infrastructure and personnel that it has made to support its expansion. In addition, Equity may incur higher costs and realize less revenue growth than it expects, which would reduce Equity’s earnings and diminish Equity’s future prospects, and Equity may not be able to continue to implement its business strategy and successfully conduct its operations. Risks associated with failing to maintain effective financial and operational controls as Equity grows, such as maintaining appropriate loan underwriting procedures, information technology systems, determining adequate allowances for loan losses and complying with regulatory accounting requirements, including increased loan losses, reduced earnings and potential regulatory penalties and restrictions on growth, all could have a negative effect on Equity’s business, financial condition and results of operations.

Acquisitions may disrupt Equity’s business and dilute stockholder value, and integrating acquired companies may be more difficult, costly, or time-consuming than Equity expects.

Equity’s pursuit of acquisitions may disrupt Equity’s business, and any equity that Equity issues as merger consideration may have the effect of diluting the value of your investment. In addition, Equity may fail to realize some or all of the anticipated benefits of completed acquisitions. Equity anticipates that the integration of businesses that it may acquire in the future will be a time-consuming and expensive process, even if the integration process is effectively planned and implemented.

In addition, Equity’s acquisition activities could be material to Equity’s business and involve a number of significant risks, including the following:

•	incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in Equity’s attention being diverted from the operation of Equity’s existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target company or the assets and liabilities that Equity seeks to acquire;

•	exposure to potential asset quality issues of the target company;

•	intense competition from other banking organizations and other potential acquirers, many of which have substantially greater resources than Equity does;

•	potential exposure to unknown or contingent liabilities of banks and businesses Equity acquires, including, without limitation, liabilities for regulatory and compliance issues;

•	inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits of the acquisition;

•	incurring time and expense required to integrate the operations and personnel of the combined businesses;

•	inconsistencies in standards, procedures, and policies that would adversely affect Equity’s ability to maintain relationships with customers and employees;

•	experiencing higher operating expenses relative to operating income from the new operations;

•	creating an adverse short-term effect on Equity’s results of operations;

•	losing key employees and customers;

•	significant problems relating to the conversion of the financial and customer data of the entity;

•	integration of acquired customers into Equity’s financial and customer product systems;

•	potential changes in banking or tax laws or regulations that may affect the target company; or

•	risks of impairment to goodwill.

If difficulties arise with respect to the integration process, the economic benefits expected to result from acquisitions might not occur. As with any merger of financial institutions, there also may be business disruptions that cause Equity to lose customers or cause customers to move their business to other financial institutions. Failure to successfully integrate businesses that Equity acquires could have an adverse effect on Equity’s profitability, return on equity, return on assets, or Equity’s ability to implement Equity’s strategy, any of which in turn could have a material adverse effect on Equity’s business, financial condition, and results of operations.

Equity’s largest loan relationships currently make up a material percentage of Equity’s total loan portfolio.

As of June 30, 2016, Equity’s ten largest loan relationships totaled over $168.2 million in loan exposure, or 17.2% of the total loan portfolio. The concentration risk associated with having a small number of large loan relationships is that, if one or more of these relationships were to become delinquent or suffer default, Equity could be at serious risk of material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect Equity’s earnings and capital. Even if the loans are collateralized, the large increase in classified assets could harm Equity’s reputation with Equity’s regulators, investors and potential investors and inhibit Equity’s ability to execute Equity’s business plan.

Several of Equity’s large depositors have relationships with each other, which creates a higher risk that one customer’s withdrawal of its deposit could lead to a loss of other deposits from customers within the relationship, which, in turn, could force Equity to fund its business through more expensive and less stable sources.

As of June 30, 2016, Equity’s ten largest non-brokered depositors accounted for $187.4 million in deposits, or approximately 5.7% of Equity’s total deposits. Further, Equity’s non-brokered deposit account balance was $1.2 billion, or approximately 99.4% of Equity’s total deposits, as of June 30, 2016. Several of Equity’s large depositors have business, family, or other relationships with each other, which creates a risk that any one customer’s withdrawal of its deposit could lead to a loss of other deposits from customers within the relationship.

Withdrawals of deposits by any one of Equity’s largest depositors or by one of Equity’s related customer groups could force Equity to rely more heavily on borrowings and other sources of funding for its business and withdrawal demands, adversely affecting Equity’s net interest margin and results of operations. Equity may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on Equity’s business, results of operations, financial condition, and future prospects.

Equity’s ability to retain bankers and recruit additional successful bankers is critical to the success of Equity’s business strategy, and any failure to do so could adversely affect Equity’s business, financial condition, results of operations and growth prospects.

Equity’s ability to retain and grow Equity’s loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of Equity’s bankers. If Equity were to lose the services of any of Equity’s bankers, including successful bankers employed by banks that it may acquire, to a new or existing competitor or otherwise, Equity may not be able to retain valuable relationships and some of Equity’s customers could choose to use the services of a competitor instead of Equity’s services.

Equity’s growth strategy also relies on Equity’s ability to attract and retain additional profitable bankers. Equity may face difficulties in recruiting and retaining bankers of Equity’s desired caliber, including as a result of competition from other financial institutions. In particular, many of Equity’s competitors are significantly larger with greater financial resources, and may be able to offer more attractive compensation packages and broader career opportunities. Additionally, Equity may incur significant expenses and expend significant time and resources on training, integration and business development before Equity is able to determine whether a new banker will be profitable or effective. If Equity is unable to attract and retain successful bankers, or if Equity’s bankers fail to meet Equity’s expectations in terms of customer relationships and profitability, Equity may be unable to execute its business strategy and Equity’s business, financial condition, results of operations and growth prospects may be adversely affected.

Any expansion into new markets or new lines of business might not be successful.

As part of Equity’s ongoing strategic plan, Equity may consider expansion into new geographic markets. Such expansion might take the form of the establishment of de novo branches or the acquisition of existing banks or bank branches. There are considerable costs associated with opening new branches, and new branches generally do not generate sufficient revenues to offset costs until they have been in operation for some time. Additionally, Equity may consider expansion into new lines of business through the acquisition of third parties or organic growth and development. There are substantial risks associated with such efforts, including risks that (i) revenues from such activities might not be sufficient to offset the development, compliance, and other implementation costs, (ii) competing products and services and shifting market preferences might affect the profitability of such activities, and (iii) Equity’s internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that Equity’s unfamiliarity with new markets or lines of business might adversely affect the success of such actions. If any such expansions into new geographic or product markets are not successful, there could be an adverse effect on Equity’s financial condition and results of operations.

Equity’s small to medium-sized business and entrepreneurial customers may have fewer financial resources than larger entities to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan, and such impairment could adversely affect Equity’s financial condition and results of operations.

Equity focuses its business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses and entrepreneurs. These small to medium-sized businesses and entrepreneurs may have fewer financial resources in terms of capital or borrowing capacity than larger entities. If economic conditions negatively impact Equity’s markets generally, and small to medium-sized businesses are adversely affected, Equity’s financial condition and results of operations may be negatively affected.

Equity must effectively manage its exposure to credit risk.

As a lender, Equity is exposed to the risk that Equity’s loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to fully compensate Equity for the outstanding balance of the loan plus the costs to dispose of the collateral. Equity may experience significant loan losses, which could have a material adverse effect on Equity’s operating results and financial condition. Management makes various assumptions and judgments about the collectability of Equity’s loan portfolio, including the diversification by industry of Equity’s commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of Equity’s loan portfolio, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers and the evaluation of Equity’s loan portfolio through Equity’s internal loan review process and other relevant factors.

Equity maintains an allowance for credit losses, which is an allowance established through a provision for loan losses charged to expense that represents management’s best estimate of probable incurred losses in Equity’s loan portfolio. Additional credit losses will likely occur in the future and may occur at a rate greater than Equity has experienced to date. In determining the amount of the allowance, Equity relies on an analysis of Equity’s loan portfolio, Equity’s experience and Equity’s evaluation of general economic conditions. If Equity’s assumptions prove to be incorrect, Equity’s current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in Equity’s loan portfolio. Material additions to the allowance could materially decrease Equity’s net income.

In addition, banking regulators periodically review Equity’s allowance for credit losses and may require Equity to increase its allowance for loan losses or recognize further charge-offs, based on judgments different than those of Equity’s management. Any increase in Equity’s allowance for loan losses or charge-offs as required by these regulatory agencies could have a material negative effect on Equity’s operating results, financial condition and liquidity.

We may not be able to adequately measure and limit the credit risk associated with Equity’s loan portfolio, which could adversely affect Equity’s profitability.

As a part of the products and services that Equity offers, Equity makes commercial and commercial real estate loans. The principal economic risk associated with each class of loans is the creditworthiness of the borrower, which is affected by the strength of the relevant business market segment, local market conditions, and general economic conditions. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower’s ability both to properly evaluate changes in the supply and demand characteristics affecting Equity’s market for products and services, and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property. A failure to effectively measure and limit the credit risk associated with Equity’s loan portfolio could have an adverse effect on Equity’s business, financial condition, and results of operations.

External economic factors, such as changes in monetary policy and inflation and deflation, may have an adverse effect on Equity’s business, financial condition and results of operations.

Equity’s financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. Actions by monetary and fiscal authorities, including the Federal Reserve, could lead to inflation, deflation, or other economic phenomena that could adversely affect Equity’s financial performance. The primary impact of inflation on Equity’s operations most likely will be reflected in increased operating costs. Conversely, deflation generally will tend to erode collateral values and diminish loan quality. Virtually all of Equity’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Equity’s performance than general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or by the same magnitude as the prices of goods and services.

Equity’s profitability is vulnerable to interest rate fluctuations.

Equity’s profitability depends substantially upon Equity’s net interest income. Net interest income is the difference between the interest earned on assets (such as loans and securities held in Equity’s investment portfolio) and the interest paid for liabilities (such as interest paid on savings and money market accounts and time deposits).

Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by fluctuations in interest rates. The magnitude and duration of changes in interest rates are events over which Equity has no control, and such changes may have an adverse effect on Equity’s net interest income. Prepayment and early withdrawal levels, which are also impacted by changes in interest rates, can significantly affect Equity’s assets and liabilities. For example, an increase in interest rates could, among other things, reduce the demand for loans and decrease loan repayment rates. Such an increase could also adversely affect the ability of Equity’s floating-rate borrowers to meet their higher payment obligations, which could in turn lead to an increase in nonperforming assets and net charge-offs. Conversely, a decrease in the general level of interest rates could affect Equity by, among other things, leading to greater competition for deposits and incentivizing borrowers to prepay or refinance their loans more quickly or frequently than they otherwise would. The primary tool that management uses to measure interest rate risk is a simulation model that evaluates the impact of varying levels of prevailing interest rates and the impact on net interest income and the economic value of equity. Generally, the interest rates on Equity’s interest-earning assets and interest-bearing liabilities do not change at the same rate, to the same extent or on the same basis. Even assets and liabilities with similar maturities or re-pricing periods may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Certain assets, such as fixed and adjustable rate mortgage loans, have features that limit changes in interest rates on a short-term basis and over the life of the asset. Changes in interest rates could materially and adversely affect Equity’s financial condition and results of operations. See “Information About Equity—Quantitative and Qualitative Disclosures About Market Risk” for a discussion of interest rate risk modeling and the inherent risks in modeling assumptions.

Market interest rates for loans, investments, and deposits are highly sensitive to many factors beyond Equity’s control.

Generally, interest rate spreads (the difference between interest rates earned on assets and interest rates paid on liabilities) have narrowed in recent years as a result of changing market conditions, policies of various government and regulatory authorities, and competitive pricing pressures, and Equity cannot predict whether these rate spreads will narrow even further. This narrowing of interest rate spreads could adversely affect Equity’s financial condition and results of operations. In addition, Equity cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in Equity’s net interest income.

Equity attempts to minimize the adverse effects of changes in interest rates by structuring its asset-liability composition in order to obtain the maximum spread between interest income and interest expense. However, there can be no assurance that we will be successful in minimizing the adverse effects of changes in interest rates. Depending on Equity’s portfolio of loans and investments, Equity’s financial condition and results of operations may be adversely affected by changes in interest rates.

Equity could suffer losses from a decline in the credit quality of the assets that Equity holds.

Equity could sustain losses if borrowers, guarantors, and related parties fail to perform in accordance with the terms of their loans. Equity has adopted underwriting and credit monitoring procedures and policies that it believes are appropriate to minimize this risk, including the establishment and review of the allowance for credit losses, periodic assessment of the likelihood of nonperformance, tracking loan performance, and diversifying Equity’s credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect Equity’s financial condition and results of operations. In particular, Equity faces credit quality risks presented by past, current, and potential economic and real estate market conditions.

Changes in economic conditions could cause an increase in delinquencies and nonperforming assets, including loan charge-offs, which could depress Equity’s net income and growth.

Equity’s loan portfolio includes many real estate secured loans, demand for which may decrease during economic downturns as a result of, among other things, an increase in unemployment, a decrease in real estate values and, a slowdown in housing. If Equity sees negative economic conditions develop in the United States as a whole or Equity’s Kansas and Missouri markets, Equity could experience higher delinquencies and loan charge-offs, which would reduce Equity’s net income and adversely affect Equity’s financial condition. Furthermore, to the extent that real estate collateral is obtained through foreclosure, the costs of holding and marketing the real estate collateral, as well as the ultimate values obtained from disposition, could reduce Equity’s earnings and adversely affect Equity’s financial condition.

The value of real estate collateral may fluctuate significantly resulting in an under-collateralized loan portfolio.

The market value of real estate, particularly real estate held for investment, can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. If the value of the real estate serving as collateral for Equity’s loan portfolio were to decline materially, a significant part of Equity’s loan portfolio could become under-collateralized. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then, in the event of foreclosure, Equity may not be able to realize the amount of collateral that it anticipated at the time of originating the loan. This could have a material adverse effect on Equity’s provision for loan losses and Equity’s operating results and financial condition.

A significant portion of Equity’s loan portfolio is secured by real estate, and events that negatively impact the real estate market could negatively impact Equity’s business.

There are significant risks associated with real estate-based lending. Real estate collateral may deteriorate in value during the time that credit is extended, in which case Equity might not be able to sell such collateral for an amount necessary to satisfy a defaulting borrower’s obligation to Equity. In that event, there could be a material adverse effect on Equity’s financial condition and results of operations. Additionally, commercial real estate loans are subject to unique risks. These types of loans are often viewed as having more risks than residential real estate or other consumer loans, primarily because relatively large amounts are loans to a relatively small number of borrowers. Thus, the deterioration of even a small number of these loans could cause a significant increase in the loan loss allowance or loan charge-offs, which in turn could have a material adverse effect on Equity’s financial condition and results of operations. Furthermore, commercial real estate loans depend on cash flows from the property securing the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in a local economy in one of Equity’s markets or in occupancy rates where a property is located could increase the likelihood of default.

The foregoing risks are enhanced as a result of the limited geographic scope of Equity’s principal markets. Most of the real estate securing Equity’s loans is located in Equity’s Kansas and Missouri markets. Because the value of this collateral depends upon local real estate market conditions and is affected by, among other things, neighborhood characteristics, real estate tax rates, the cost of operating the properties, and local governmental regulation, adverse changes in any of these factors in Equity’s markets could cause a decline in the value of the collateral securing a significant portion of Equity’s loan portfolio. Further, the concentration of real estate collateral in these two markets limits Equity’s ability to diversify the risk of such occurrences.

A large portion of Equity’s loan portfolio is comprised of commercial loans, which are secured by accounts receivable, inventory, equipment or other asset-based collateral, and a deterioration in the value of such collateral could increase Equity’s exposure to future probable losses.

These commercial loans are typically larger in amount than loans to individuals, and therefore, have the potential for larger losses on a single loan basis. Additionally, asset-based borrowers are often highly leveraged and have inconsistent historical earnings and cash flows. Historically, losses in Equity’s commercial credits have been higher than losses in other classes of Equity’s loan portfolio. Significant adverse changes in Equity’s borrowers’ industries and businesses could cause rapid declines in values of, and collectability associated with, those business assets, which could result in inadequate collateral coverage for Equity’s commercial loans and expose Equity to future losses. An increase in specific reserves and charge-offs related to Equity’s commercial loan portfolio could have a material adverse effect on Equity’s business, financial condition, results of operations and future prospects.

Equity’s use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, Equity generally requires an appraisal. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, Equity may not realize an amount equal to the indebtedness secured by the property.

A substantial portion of Equity’s loan portfolio is comprised of participation and syndicated transaction interests, which could have an adverse effect on Equity’s ability to monitor the lending relationships and lead to an increased risk of loss.

Equity participates in loans originated by other institutions and in syndicated transactions (including shared national credits) in which other lenders serve as the agent bank. Equity’s reduced control over the monitoring and management of these relationships, particularly participations in large bank groups, could lead to increased risk of loss, which could have a material adverse effect on Equity’s business, financial condition, results of operations and future prospects.

A lack of liquidity could adversely affect Equity’s financial condition and results of operations.

Liquidity is essential to Equity’s business. Equity relies on its ability to generate deposits and effectively manage the repayment and maturity schedules of Equity’s loans to ensure that we have adequate liquidity to fund Equity’s operations. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on Equity’s liquidity. Equity’s most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing Equity’s funding costs and reducing Equity’s net interest income and net income.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of Equity’s equity securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Home Loan Bank of Topeka. Equity also may borrow funds from third-party lenders, such as other financial institutions. Equity’s access to funding sources in amounts adequate to finance or capitalize Equity’s activities, or on terms that are acceptable to Equity, could be impaired by factors that affect Equity directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Equity’s access to funding sources could also be affected by a decrease in the level of Equity’s business activity as a result of a downturn in Equity’s markets or by one or more adverse regulatory actions against it.

Any decline in available funding could adversely impact Equity’s ability to originate loans, invest in securities, meet Equity’s expenses, or to fulfill obligations such as repaying Equity’s borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on Equity’s liquidity, business, financial condition and results of operations.

As a bank holding company, the sources of funds available to Equity are limited.

Any future constraints on liquidity at the holding company level could impair Equity’s ability to declare and pay dividends on Equity common stock. In some instances, notice to, or approval from, the Federal Reserve may be required prior to Equity’s declaration or payment of dividends. Further, Equity’s operations are primarily conducted by Equity’s subsidiary, Equity Bank, which is subject to significant regulation. Federal and state banking laws restrict the payment of dividends by banks to their holding companies, and Equity Bank will be subject to these restrictions in paying dividends to Equity. Because Equity’s ability to receive dividends or loans from Equity Bank is restricted, Equity’s ability to pay dividends to Equity’s stockholders is also restricted.

Additionally, the right of a bank holding company to participate in the assets of its subsidiary bank in the event of a bank-level liquidation or reorganization is subject to the claims of the bank’s creditors, including depositors, which take priority, except to the extent that the holding company may be a creditor with a recognized claim

Equity operates in a highly competitive industry and face significant competition from other financial institutions and financial services providers, which may decrease Equity’s growth or profits.

Consumer and commercial banking are highly competitive industries. Equity’s market areas contain not only a large number of community and regional banks, but also a significant presence of the country’s largest commercial banks. Equity competes with other state and national financial institutions, as well as savings and loan associations, savings banks, and credit unions, for deposits and loans. In addition, we compete with financial intermediaries, such as consumer finance companies, commercial finance companies, mortgage banking companies, insurance companies, securities firms, mutual funds, and several government agencies, as well as major retailers, all actively engaged in providing various types of loans and other financial services. Some of these competitors may have a long history of successful operations in Equity’s market areas and greater ties to local businesses and more expansive banking relationships, as well as more established depositor bases, fewer regulatory constraints, and lower cost structures than Equity does. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, to conduct more extensive promotional and advertising campaigns, or to operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than Equity can offer. For example, in the current low interest rate environment, competitors with lower costs of capital may solicit Equity’s customers to refinance their loans with a lower interest rate. Further, increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect Equity’s ability to market Equity’s products and services. Technology has lowered barriers to entry and made it possible for banks to compete in Equity’s market areas without a retail footprint by offering competitive rates, and for non-banks to offer products and services traditionally provided by banks.

The financial services industry could become even more competitive as a result of legislative, regulatory, and technological changes and continued consolidation. Banks, securities firms, and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking.

Equity’s ability to compete successfully depends on a number of factors, including:

•	Equity’s ability to develop, maintain, and build upon long-term customer relationships based on quality service and high ethical standards;

•	Equity’s ability to attract and retain qualified employees to operate Equity’s business effectively;

•	Equity’s ability to expand Equity’s market position;

•	the scope, relevance, and pricing of products and services that Equity offers to meet customer needs and demands;

•	the rate at which Equity introduces new products and services relative to Equity’s competitors;

•	customer satisfaction with Equity’s level of service; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken Equity’s competitive position, which could adversely affect Equity’s growth and profitability, which, in turn, could harm Equity’s business, financial condition, and results of operations.

As a community bank, Equity’s ability to maintain Equity’s reputation is critical to the success of Equity’s business, and the failure to do so may materially adversely affect Equity’s performance.

Equity is a community bank, and Equity’s reputation is one of the most valuable components of Equity’s business. As such, Equity strives to conduct its business in a manner that enhances Equity’s reputation. This is done, in part, by recruiting, hiring, and retaining employees who share Equity’s core values of being an integral part of the communities we serve, delivering superior service to Equity’s customers, and caring about Equity’s customers and associates. If Equity’s reputation is negatively affected, by the actions of Equity’s employees or otherwise, Equity’s business and, therefore, Equity’s operating results may be materially adversely affected. Further, negative public opinion can expose Equity to litigation and regulatory action as we seek to implement Equity’s growth strategy.

As a community banking institution, Equity has lower lending limits and different lending risks than certain of Equity’s larger, more diversified competitors.

Equity is a community banking institution that provides banking services to the local communities in the market areas in which Equity operates. Equity’s ability to diversify Equity’s economic risks is limited by Equity’s own local markets and economies. Equity lends primarily to individuals and to small to medium-sized businesses, which may expose Equity to greater lending risks than those of banks that lend to larger, better-capitalized businesses with longer operating histories. In addition, Equity’s legally mandated lending limits are lower than those of certain of Equity’s competitors that have more capital than Equity does. These lower lending limits may discourage borrowers with lending needs that exceed Equity’s limits from doing business with it. Equity may try to serve such borrowers by selling loan participations to other financial institutions; however, this strategy may not succeed.

Equity’s financial projections are based upon numerous assumptions about future events, and Equity’s actual financial performance may differ materially from Equity’s projections if Equity’s assumptions are inaccurate.

If the communities in which Equity operates does not grow, or if the prevailing economic conditions locally or nationally are less favorable than Equity has assumed, then Equity’s ability to reduce Equity’s nonperforming loans and other real estate owned portfolios and to implement Equity’s business strategies may be adversely affected, and Equity’s actual financial performance may be materially different from Equity’s projections.

Moreover, Equity cannot give any assurance that it will benefit from any market growth or favorable economic conditions in Equity’s market areas even if they do occur. If Equity’s senior management team is unable to provide the effective leadership necessary to implement Equity’s strategic plan, Equity’s actual financial performance may be materially adversely different from Equity’s projections. Additionally, to the extent that any component of Equity’s strategic plan requires regulatory approval, if Equity is unable to obtain necessary approval, we will be unable to completely implement Equity’s strategy, which may adversely affect Equity’s actual financial results. Equity’s inability to successfully implement Equity’s strategic plan could adversely affect the price of Equity common stock.

Volatility in commodity prices may adversely affect Equity’s financial condition and results of operations.

In addition to the geographic concentration of Equity’s markets, certain industry-specific economic factors also affect Equity. For example, while Equity does not have a concentration in energy lending, the industry is cyclical and recently has experienced a significant drop in crude oil and natural gas prices. In addition, Equity makes loans to customers involved in the agricultural industry, many of whom are also impacted by fluctuations in commodity prices. Volatility in commodity prices could adversely impact the ability of borrowers in these industries to perform under the terms of their borrowing arrangements with Equity, and as a result, a severe and prolonged decline in commodity prices may adversely affect Equity’s financial condition and results of operations. It is also difficult to project future commodity prices as they are dependent upon many different factors beyond Equity’s control.

Equity depends on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, Equity may rely on information furnished to it by or on behalf of customers and counterparties, including financial statements and other financial information. Equity also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. In deciding whether to extend credit, Equity may rely upon its customers’ representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations, and cash flows of the customer. Equity also may rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of its clients. Equity’s financial condition, results of operations, financial reporting, and reputation could be negatively affected if Equity relies on materially misleading, false, inaccurate, or fraudulent information.

Equity is subject to environmental risk in Equity’s lending activities.

Because a significant portion of Equity’s loan portfolio is secured by real property, Equity may foreclose upon and take title to such property in the ordinary course of business. If hazardous substances are found on such property, Equity could be liable for remediation costs, as well as for personal injury and property damage. Environmental laws might require Equity to incur substantial expenses, materially reduce the property’s value, or limit Equity’s ability to use or sell the property. Although management has policies requiring environmental reviews before loans secured by real property are made and before foreclosure is commenced, it is still possible that environmental risks might not be detected and that the associated costs might have a material adverse effect on Equity’s financial condition and results of operations.

Equity continually encounters technological change and may have fewer resources than Equity’s competitors to continue to invest in technological improvements.

The banking and financial services industries are undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to enhancing the level of service provided to customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Equity’s future success will depend, in part, upon Equity’s ability to address the needs of Equity’s customers by using technology to provide products and services that enhance customer convenience and create additional efficiencies in operations. Many of Equity’s competitors have greater resources to invest in technological improvements, and Equity may not be able to effectively implement new technology-driven products and services, which could reduce Equity’s ability to effectively compete.

Equity’s information systems may experience a failure or interruption.

Equity relies heavily on communications and information systems to conduct Equity’s business. Any failure or interruption in the operation of these systems could impair or prevent the effective operation of Equity’s customer relationship management, general ledger, deposit, lending, or other functions. While Equity has policies and procedures designed to prevent or limit the effect of a failure or interruption in the operation of Equity’s information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions impacting Equity’s information systems could damage Equity’s reputation, result in a loss of customer business, and expose Equity to additional regulatory scrutiny, civil litigation, and possible financial liability, any of which could have a material adverse effect on Equity’s financial condition and results of operations.

Equity uses information technology in its operations and offers online banking services to its customers, and unauthorized access to Equity’s or Equity’s customers’ confidential or proprietary information as a result of a cyber-attack or otherwise could expose Equity to reputational harm and litigation and adversely affect Equity’s ability to attract and retain customers.

Information security risks for financial institutions have generally increased in recent years, in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. Equity is under continuous threat of loss due to hacking and cyber-attacks, especially as Equity continues to expand customer capabilities to utilize internet and other remote channels to transact business. Equity’s risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, Equity’s plans to continue to provide internet banking and mobile banking channels, and Equity’s plans to develop additional remote connectivity solutions to serve Equity’s customers. Therefore, the secure processing, transmission, and storage of information in connection with Equity’s online banking services are critical elements of Equity’s operations. However, Equity’s network could be vulnerable to unauthorized access, computer viruses and other malware, phishing schemes, or other security failures. In addition, Equity’s customers may use personal smartphones, tablet PCs, or other mobile devices that are beyond Equity’s control systems in order to access Equity’s products and services. Equity’s technologies, systems and networks, and Equity’s customers’ devices, may become the target of cyber-attacks, electronic fraud, or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of Equity’s or Equity’s customers’ confidential, proprietary, and other information, or otherwise disrupt Equity’s or Equity’s customers’ or other third parties’ business operations. As cyber threats continue to evolve, Equity may be required to spend significant capital and other resources to protect against these threats or to alleviate or investigate problems caused by such threats. To the extent that Equity’s activities or the activities of Equity’s customers involve the processing, storage, or transmission of confidential customer information, any breaches or unauthorized access to such information could present significant regulatory costs and expose Equity to litigation and other possible liabilities. Any inability to prevent these types of security threats could also cause existing customers to lose confidence in Equity’s systems and could adversely affect Equity’s reputation and ability to generate deposits. While Equity has not experienced any material losses relating to cyber-attacks or other information security breaches to date, Equity may suffer such losses in the future. The occurrence of any cyber-attack or information security breach could result in potential liability to clients, reputational damage, damage to Equity’s competitive position, and the disruption of Equity’s operations, all of which could adversely affect Equity’s financial condition or results of operations.

Equity is dependent upon outside third parties for the processing and handling of Equity’s records and data.

Equity relies on software developed by third-party vendors to process various transactions. In some cases, Equity has contracted with third parties to run their proprietary software on Equity’s behalf. These systems include, but are not limited to, general ledger, payroll, employee benefits, loan and deposit processing, and securities portfolio accounting. While we perform a review of controls instituted by the applicable vendors over these programs in accordance with industry standards and perform Equity’s own testing of user controls, we must rely on the continued maintenance of controls by these third-party vendors, including safeguards over the security of customer data. In addition, we maintain, or contract with third parties to maintain, daily backups of key processing outputs in the event of a failure on the part of any of these systems. Nonetheless, Equity may incur a temporary disruption in Equity’s ability to conduct business or process transactions, or incur damage to Equity’s reputation, if the third-party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Such a disruption or breach of security may have a material adverse effect on Equity’s business.

Equity is subject to losses due to the errors or fraudulent behavior of employees or third parties.

Equity is exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical record-keeping errors and transactional errors. Equity’s business is dependent on Equity’s employees as well as third-party service providers to process a large number of increasingly complex transactions. Equity could be materially adversely affected if someone causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates Equity’s operations or systems. When Equity originates loans, it relies upon information supplied by loan applicants and third parties, including the information contained in the loan application, property appraisal and title information, if applicable, and employment and income documentation provided by third parties. If any of this information is misrepresented and such misrepresentation is not detected prior to loan funding, Equity generally bears the risk of loss associated with the misrepresentation. Any of these occurrences could result in a diminished ability of Equity to operate its business, potential liability to customers, reputational damage and regulatory intervention, which could negatively impact Equity’s business, financial condition and results of operations.

If Equity’s enterprise risk management framework is not effective at mitigating risk and loss to Equity, Equity could suffer unexpected losses and Equity’s results of operations could be materially adversely affected.

Equity’s enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. Equity has established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which Equity is subject, including credit, liquidity, operational, regulatory compliance and reputational. However, as with any risk management framework, there are inherent limitations to Equity’s risk management strategies as there may exist, or develop in the future, risks that Equity has not appropriately anticipated or identified. For example, the recent financial and credit crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks. If Equity’s risk management framework proves ineffective, Equity could suffer unexpected losses and Equity’s business and results of operations could be materially adversely affected.

Changes in accounting standards could materially impact Equity’s financial statements.

From time to time, the Financial Accounting Standards Board or the SEC may change the financial accounting and reporting standards that govern the preparation of Equity’s financial statements. Such changes may result in Equity being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators, outside auditors or management) may change their interpretations or positions on how these standards should be applied. These changes may be beyond Equity’s control, can be hard to predict, and can materially impact how Equity records and reports its financial condition and results of operations. In some cases, Equity could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in Equity’s needing to revise or restate prior period financial statements.

Adverse weather or manmade events could negatively affect Equity’s markets or disrupt Equity’s operations, which could have an adverse effect upon Equity’s business and results of operations.

A significant portion of Equity’s business is generated in Equity’s Kansas and Missouri markets, which have been, and may continue to be, susceptible to natural disasters, such as tornadoes, droughts, floods and other severe weather events. These natural disasters could negatively impact regional economic conditions, cause a decline in the value or destruction of mortgaged properties and increase the risk of delinquencies, foreclosures, or loss on loans originated by Equity, damage Equity’s banking facilities and offices, and negatively impact Equity’s growth strategy. Such weather events could disrupt operations, result in damage to properties, and negatively affect the local economies in the markets where Equity operates. Equity cannot predict whether or to what extent damage that may be caused by future weather or manmade events will affect Equity’s operations or the economies in Equity’s current or future market areas, but such events could negatively impact economic conditions in these regions and result in a decline in local loan demand and loan originations, a decline in the value or destruction of properties securing Equity’s loans, and an increase in delinquencies, foreclosures, or loan losses. Equity’s business or results of operations may be adversely affected by these and other negative effects of natural or manmade disasters. Further, severe weather, natural disasters, acts of war or terrorism, and other external events could adversely affect Equity in a number of ways, including an increase in delinquencies, bankruptcies, or defaults that could result in a higher level of nonperforming assets, net charge-offs, and provision for loan losses. Such risks could also impair the value of collateral securing loans and hurt Equity’s deposit base.

Equity is or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations, and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of Equity’s business involve substantial risk of legal liability. Equity has been named or threatened to be named as defendants in various lawsuits arising from Equity’s business activities (and in some cases from the activities of companies that Equity has acquired), including, but not limited to, consumer residential real estate mortgages. In addition, from time to time, Equity is, or may become, the subject of governmental and self-regulatory agency information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, the Consumer Financial Protection Bureau, the SEC, and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way in which Equity conducts its business, or reputational harm.

Equity is subject to claims and litigation pertaining to intellectual property.

Equity relies on technology companies to provide information technology products and services necessary to support Equity’s day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of Equity’s vendors, or other individuals or companies, have from time to time claimed to hold intellectual property sold to Equity by its vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, Equity may have to engage in litigation that could be expensive, time-consuming, disruptive to Equity’s operations, and distracting to management. If Equity is found to infringe one or more patents or other intellectual property rights, Equity may be required to pay substantial damages or royalties to a third-party. In certain cases, Equity may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase Equity’s operating expenses. If legal matters related to intellectual property claims were resolved against Equity or settled, Equity could be required to make payments in amounts that could have a material adverse effect on Equity’s business, financial condition and results of operations.

If the goodwill that Equity has recorded or may record in connection with a business acquisition becomes impaired, it could require charges to earnings, which would adversely affect Equity’s business, financial condition and results of operations.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets Equity acquired in connection with the purchase of another financial institution. Equity reviews goodwill for impairment at least annually, or more frequently if a triggering event occurs which indicates that the carrying value of the asset might be impaired.

Equity’s goodwill impairment test involves a two-step process. Under the first step, the estimation of fair value of the reporting unit is compared to its carrying value including goodwill. If step one indicates a potential impairment, the second step is performed to measure the amount of impairment, if any. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in Equity’s results of operations in the periods in which they become known. While Equity has not recorded any impairment charges since it initially recorded the goodwill, there can be no assurance that Equity’s future evaluations of Equity’s existing goodwill or goodwill it may acquire in the future will not result in findings of impairment and related write-downs, which could adversely affect Equity’s business, financial condition and results of operations.

Equity has pledged all of the stock of Equity Bank as collateral for a loan and if the lender forecloses, you could lose your investment.

Equity pledged all of the stock of Equity Bank as collateral for a third-party loan, which had a balance of $18.6 million as of December 31, 2015. On January 4, 2016, this loan was repaid and on January 28, 2016 Equity entered into another third-party loan with a maximum lending commitment of $20.0 million. As of June 30, 2016, no balance was outstanding. If Equity were to default on this indebtedness, the lender of such loan could foreclose on Equity Bank’s stock and Equity would lose its principal asset. In that event, if the value of Equity Bank’s stock is less than the amount of the indebtedness, you would lose the entire amount of your investment.

Equity may be required to repurchase mortgage loans or indemnify buyers against losses in some circumstances, which could harm liquidity, results of operations and financial condition.

When mortgage loans are sold, whether as whole loans or pursuant to a securitization, Equity is required to make customary representations and warranties to purchasers, guarantors and insurers, including government-sponsored enterprises, about the mortgage loans and the manner in which they were originated. Equity may be required to repurchase or substitute mortgage loans, or indemnify buyers against losses, in the event it breaches these representations or warranties. In addition, Equity may be required to repurchase mortgage loans as a result of early payment default of the borrower on a mortgage loan. With respect to loans that are originated through Equity Bank or correspondent channels, the remedies available against the originating broker or correspondent, if any, may not be as broad as the remedies available to purchasers, guarantors and insurers of mortgage loans against Equity. Equity faces further risk that the originating broker or correspondent, if any, may not have financial capacity to perform remedies that otherwise may be available. Therefore, if a purchaser, guarantor or insurer enforces its remedies against Equity, Equity may not be able to recover losses from the originating broker or correspondent. If repurchase and indemnity demands increase and such demands are valid claims and are in excess of Equity’s provision for potential losses, Equity’s liquidity, results of operations and financial condition may be adversely affected.

Risks Related to the Regulation of Equity’s Industry

Equity is subject to extensive regulation in the conduct of Equity’s business, which imposes additional costs on it and adversely affects its profitability.

As a bank holding company, Equity is subject to federal regulation under the Bank Holding Company Act of 1956, as amended, or the BHC Act, and the examination and reporting requirements of the Federal Reserve. Federal regulation of the banking industry, along with tax and accounting laws, regulations, rules, and standards, may limit Equity’s operations significantly and control the methods by which Equity conducts business, as they limit those of other banking organizations. Banking regulations are primarily intended to protect depositors, deposit insurance funds, and the banking system as a whole, and not stockholders or other creditors. These regulations affect lending practices, capital structure, investment practices, dividend policy, and overall growth, among other things. For example, federal and state consumer protection laws and regulations limit the manner in which Equity may offer and extend credit. In addition, the laws governing bankruptcy generally favor debtors, making it more expensive and more difficult to collect from customers who become subject to bankruptcy proceedings.

Equity also may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with applicable laws and regulations, particularly as a result of regulations adopted under the Dodd-Frank Act. This allocation of resources, as well as any failure to comply with applicable requirements, may negatively impact Equity’s financial condition and results of operations.

Changes in laws, government regulation, and monetary policy may have a material effect on Equity’s results of operations.

Financial institutions have been the subject of significant legislative and regulatory changes and may be the subject of further significant legislation or regulation in the future, none of which is within Equity’s control. New proposals for legislation continue to be introduced in the United States Congress that could further substantially increase regulation of the bank and non-bank financial services industries, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings, and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Changes to statutes, regulations, or regulatory policies, including changes in their interpretation or implementation by regulators, could affect Equity in substantial and unpredictable ways. Such changes could, among other things, subject Equity to additional costs and lower revenues, limit the types of financial services and products that Equity may offer, ease restrictions on non-banks and thereby enhance their ability to offer competing financial services and products, increase compliance costs, and require a significant amount of management’s time and attention. Failure to comply with statutes, regulations, or policies could result in sanctions by regulatory agencies, civil monetary penalties, or reputational damage, each of which could have a material adverse effect on Equity’s business, financial condition, and results of operations.

Banking agencies periodically conduct examinations of Equity’s business, including compliance with laws and regulations, and Equity’s failure to comply with any supervisory actions to which Equity becomes subject as a result of such examinations could materially and adversely affect Equity.

Equity is subject to supervision and regulation by federal and state banking agencies that periodically conduct examinations of Equity’s business, including compliance with laws and regulations—specifically, Equity’s subsidiary, Equity Bank, is subject to examination by the Federal Reserve and the Office of the State Bank Commissioner of Kansas, or the OSBC, and Equity is subject to examination by the Federal Reserve. Accommodating such examinations may require management to reallocate resources, which would otherwise be used in the day-to-day operation of other aspects of Equity’s business. If, as a result of an examination, any such banking agency was to determine that the financial condition, capital resources, allowance for loan losses, asset quality, earnings prospects, management, liquidity, or other aspects of Equity’s operations had become unsatisfactory, or that Equity or its management were in violation of any law or regulation, such banking agency may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in Equity’s capital, to restrict Equity’s growth, to assess civil monetary penalties against it, its officers, or directors, to remove officers and directors, and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate Equity’s deposit insurance. If we become subject to such a regulatory action, it could have a material adverse effect on Equity’s business, financial condition, and results of operations.

FDIC deposit insurance assessments may continue to materially increase in the future, which would have an adverse effect on earnings.

As a member institution of the FDIC, Equity’s subsidiary, Equity Bank, is assessed a quarterly deposit insurance premium. Failed banks nationwide have significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits. The FDIC has adopted a Deposit Insurance Fund, or DIF, Restoration Plan, which requires the DIF to attain a 1.35% reserve ratio by September 30, 2020. As a result of this requirement, Equity Bank could be required to pay significantly higher premiums or additional special assessments that would adversely affect its earnings, thereby reducing the availability of funds to pay dividends to Equity.

Equity is subject to certain capital requirements by regulators.

Applicable regulations require Equity to maintain specific capital standards in relation to the respective credit risks of Equity’s assets and off-balance sheet exposures. Various components of these requirements are subject to qualitative judgments by regulators. Equity maintains a “well capitalized” status under the current regulatory framework. Equity’s failure to maintain a “well capitalized” status could affect Equity’s customers’ confidence in it, which could adversely affect Equity’s ability to do business. In addition, failure to maintain such status could also result in restrictions imposed by Equity’s regulators on Equity’s growth and other activities. Any such effect on customers or restrictions by Equity’s regulators could have a material adverse effect on Equity’s financial condition and results of operations.

Equity will become subject to more stringent capital requirements, which may adversely impact Equity’s return on equity or constrain it from paying dividends or repurchasing shares.

The Dodd-Frank Act requires the federal banking agencies to establish stricter risk-based capital requirements and leverage limits to apply to banks and bank and savings and loan holding companies. In July 2013, the federal banking agencies published the final Basel III rules (as defined in “Information About Equity—Information About Equity’s Business—Supervision and Regulation—Bank Holding Company Regulation”) that revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets. The Basel III rules will apply to all bank holding companies with $1.0 billion or more in consolidated assets and all banks regardless of size.

As a result of the enactment of the Basel III rules, Equity will become subject to increased required capital levels. The Basel III rules became effective as applied to Equity on January 1, 2015, with a phase-in period that generally extends from January 1, 2015 through January 1, 2019. The application of more stringent capital requirements on Equity could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions such as the inability to pay dividends or repurchase shares if Equity were to be unable to comply with such requirements.

Equity may need to raise additional capital in the future, including as a result of potential increased minimum capital thresholds established by regulators, but that capital may not be available when it is needed or may be dilutive to stockholders.

Equity is required by federal and state regulatory authorities to maintain adequate capital levels to support Equity’s operations. New regulations implementing minimum capital standards could require financial institutions to maintain higher minimum capital ratios and may place a greater emphasis on common equity as a component of “Tier 1 capital,” which consists generally of stockholders’ equity and qualifying preferred stock, less certain goodwill items and other intangible assets. In order to support Equity’s operations and comply with regulatory standards, Equity may need to raise capital in the future. Equity’s ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside of Equity’s control, and on Equity’s financial performance. Accordingly, Equity cannot assure you of its ability to raise additional capital, if needed, on favorable terms. The capital and credit markets have experienced significant volatility in recent years. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If we cannot raise additional capital when needed, Equity’s financial condition and results of operations may be adversely affected, and Equity’s banking regulators may subject it to regulatory enforcement action, including receivership. Furthermore, Equity’s issuance of additional shares of Equity common stock could dilute the economic ownership interest of Equity stockholders.

Equity is subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, or CRA, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on Equity’s business, financial condition, results of operations, and future prospects.

Equity is subject to the Bank Secrecy Act and other anti-money laundering statutes and regulations, and any deemed deficiency by it with respect to these laws could result in significant liability.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, or the Patriot Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports when appropriate. In addition to other bank regulatory agencies, the federal Financial Crimes Enforcement Network of the U.S. Treasury, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the state and federal banking regulators, as well as the U.S. Department of Justice, Consumer Financial Protection Bureau, Drug Enforcement Administration, and the IRS. Equity is also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control of the U.S. Treasury regarding, among other things, the prohibition of transacting business with, and the need to freeze assets of, certain persons and organizations identified as a threat to the national security, foreign policy, or economy of the United States. If Equity’s policies, procedures, and systems are deemed deficient, Equity would be subject to liability, including fines and regulatory actions, which may include restrictions on Equity’s ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of Equity’s business plan, including Equity’s acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for Equity. Any of these results could have a material adverse effect on Equity’s business, financial condition, results of operations, and future prospects.

Many of Equity’s new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict Equity’s growth.

Equity intends to complement and expand Equity’s business by pursuing strategic acquisitions of financial institutions and other complementary businesses. Generally, we must receive state and federal regulatory approval before Equity can acquire an FDIC-insured depository institution or related business. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, Equity’s financial condition, Equity’s future prospects, and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the CRA) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to Equity, or at all. Equity may also be required to sell branches as a condition to receiving regulatory approval, which condition may not be acceptable to Equity or, if acceptable to it, may reduce the benefit of any acquisition.

The Federal Reserve may require Equity to commit capital resources to support Equity’s subsidiary, Equity Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, Equity could be required to provide financial assistance to Equity’s subsidiary, Equity Bank, if it experiences financial distress.

Such a capital injection may be required at a time when Equity’s resources are limited and Equity may be required to borrow the funds to make the required capital injection. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations.

Equity could be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Equity has exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose Equity to credit risk in the event of a default by a counterparty or client. In addition, Equity’s credit risk may be exacerbated when Equity’s collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect Equity’s business, financial condition and results of operations.

Stockholders may be deemed to be acting in concert or otherwise in control of Equity and its bank subsidiary, which could impose prior approval requirements and result in adverse regulatory consequences for such holders.

Equity is a bank holding company regulated by the Federal Reserve. Any entity (including a “group” composed of natural persons) owning 25% or more of a class of Equity’s outstanding shares of voting stock, or a lesser percentage if such holder or group otherwise exercises a “controlling influence” over Equity, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended. In addition, (i) any bank holding company or foreign bank with a U.S. presence is required to obtain the approval of the Federal Reserve under the Bank Holding Company Act to acquire or retain 5% or more of a class of Equity’s outstanding shares of voting stock, and (ii) any person other than a bank holding company may be required to obtain prior regulatory approval under the Change in Bank Control Act to acquire or retain 10% or more of Equity’s outstanding shares of voting stock. Any stockholder that is deemed to “control” Equity for bank regulatory purposes would become subject to prior approval requirements and ongoing regulation and supervision. Such a holder may be required to divest amounts equal to or exceeding 5% of the voting shares of investments that may be deemed incompatible with bank holding company status, such as an investment in a company engaged in non-financial activities. Regulatory determination of “control” of a depository institution or holding company is based on all of the relevant facts and circumstances. Potential investors are advised to consult with their legal counsel regarding the applicable regulations and requirements.

Shares of Equity’s common stock owned by holders determined by a bank regulatory agency to be acting in concert would be aggregated for purposes of determining whether those holders have control of a bank or bank holding company. Each stockholder obtaining control that is a “company” would be required to register as a bank holding company. “Acting in concert” generally means knowing participation in a joint activity or parallel action towards the common goal of acquiring control of a bank or a parent company, whether or not pursuant to an express agreement. The manner in which this definition is applied in individual circumstances can vary and cannot always be predicted with certainty. Many factors can lead to a finding of acting in concert, including where: (i) the stockholders are commonly controlled or managed; (ii) the stockholders are parties to an oral or written agreement or understanding regarding the acquisition, voting or transfer of control of voting securities of a bank or bank holding company; (iii) the stockholders are immediate family members; or (iv) both a stockholder and a controlling stockholder, partner, trustee or management official of such stockholder own equity in the bank or bank holding company.

Risks Relating to Equity common stock

The market price of Equity common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volumes, prices, and times desired.

The trading price of Equity common stock may be volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of Equity common stock, including:

•	actual or anticipated fluctuations in Equity’s operating results, financial condition, or asset quality;

•	market conditions in the broader stock market in general, or in Equity’s industry in particular;

•	publication of research reports about Equity, its competitors, or the bank and non-bank financial services industries generally, or changes in, or failure to meet, securities analysts’ estimates of Equity’s financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	future issuances of Equity common stock or other securities;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving Equity’s competitors or it;

•	additions or departures of key personnel;

•	trades of large blocks of Equity common stock;

•	economic and political conditions or events;

•	regulatory developments; and

•	other news, announcements, or disclosures (whether by Equity or others) related to us, its competitors, its core markets, or the bank and non-bank financial services industries.

The stock market and, in particular, the market for financial institution stocks, have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in Equity common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of Equity common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

The obligations associated with being a public company require significant resources and management attention.

As a public company, Equity faces increased legal, accounting, administrative and other costs and expenses that are not incurred by private companies, particularly after Equity is no longer an emerging growth company. Equity is subject to the reporting requirements of the Exchange Act, which requires that Equity file annual, quarterly and current reports with respect to Equity’s business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and NASDAQ, each of which imposes additional reporting and other obligations on public companies. As a public company, Equity is required to:

•	prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules;

•	expand the roles and duties of the Equity Board and committees thereof;

•	maintain an enhanced internal audit function;

•	institute more comprehensive financial reporting and disclosure compliance procedures;

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	enhance Equity’s investor relations function;

•	establish new internal policies, including those relating to trading in Equity’s securities and disclosure controls and procedures;

•	retain additional personnel;

•	comply with NASDAQ listing standards; and

•	comply with the Sarbanes-Oxley Act.

Equity expects these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Equity’s investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on Equity’s business, financial condition and results of operations. These increased costs may require Equity to divert a significant amount of money that Equity could otherwise use to expand its business and achieve its strategic objectives

Equity has not historically declared or paid cash dividends on Equity’s common stock and it does not expect to pay dividends on Equity’s common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment is if the price of Equity common stock appreciates.

The holders of Equity’s common stock will receive dividends if and when declared by the Equity Board out of legally available funds. The Equity Board has not declared a dividend on Equity’s common stock since Equity’s inception. Any future determination relating to Equity’s dividend policy will be made at the discretion of the Equity Board and will depend on a number of factors, including Equity’s future earnings, capital requirements, financial condition, future prospects, regulatory restrictions, and other factors that the Equity Board may deem relevant.

Equity’s principal business operations are conducted through Equity’s subsidiary, Equity Bank. Cash available to pay dividends to Equity’s stockholders is derived primarily, if not entirely, from dividends paid by Equity Bank to Equity. The ability of Equity Bank to pay dividends to Equity, as well as its ability to pay dividends to Equity’s stockholders, will continue to be subject to, and limited by, certain legal and regulatory restrictions. Further, any lenders making loans to Equity may impose financial covenants that may be more restrictive with respect to dividend payments than the regulatory requirements.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of Equity common stock could decline.

If Equity’s existing stockholders sell substantial amounts of Equity common stock in the public market, the market price of Equity common stock could decrease significantly. The perception in the public market that Equity’s existing stockholders might sell shares of Equity common stock could also depress Equity’s market price. Equity’s directors, executive officers and certain additional other holders of Equity common stock are subject to the lock-up agreements that expired on May 7, 2016. Because the lock-up periods have expired and the holding periods have elapsed, additional shares are eligible for sale in the public market. The market price of shares of Equity common stock may drop significantly if those holders of Equity common stock decide to sell their shares. A decline in the price of shares of Equity common stock might impede Equity’s ability to raise capital through the issuance of additional shares of Equity common stock or other equity securities and could result in a decline in the value of the shares of Equity common stock.

Securities analysts may not initiate or continue coverage on Equity common stock, which could adversely affect the market for Equity common stock.

The trading market for Equity common stock may depend in part on the research and reports that securities analysts publish about Equity and its business. Equity does not have any control over these securities analysts and they may not cover Equity common stock. If securities analysts do not cover Equity common stock, the lack of research coverage may adversely affect Equity’s market price. If Equity is covered by securities analysts and Equity common stock is the subject of an unfavorable report, the price of Equity common stock may decline. If one or more of these analysts cease to cover Equity or fail to publish regular reports on it, Equity could lose visibility in the financial markets, which could cause the price or trading volume of Equity common stock to decline.

The trading volume in Equity’s common stock is less than other larger financial institutions.

Although Equity common stock is listed for trading on NASDAQ, the trading volume in Equity’s common stock is less than that of other, larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of Equity common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Equity has no control. Given the lower trading volume of Equity common stock, significant sales of Equity common stock, or the expectation of these sales, could cause the price of Equity common stock to decline.

Use of Equity’s common stock for future acquisitions or to raise capital may be dilutive to existing stockholders.

When Equity determines that appropriate strategic opportunities exist, it may acquire other financial institutions and related businesses, subject to applicable regulatory requirements. Equity may use Equity’s common stock for such acquisitions. Equity may also seek to raise capital for such acquisitions through selling additional common stock. It is possible that the issuance of additional common stock in such acquisitions or capital transactions may be dilutive to the interests of Equity’s existing stockholders.

A future issuance of stock could dilute the value of Equity common stock.

Equity may sell additional shares of Equity common stock, or securities convertible into or exchangeable for such shares, in subsequent public or private offerings. Future issuance of any new shares could cause further dilution in the value of Equity’s outstanding shares of Equity common stock. Equity cannot predict the size of future issuances of Equity common stock, or securities convertible into or exchangeable for such shares, or the effect, if any, that future issuances and sales of shares of Equity common stock will have on the market price of

Equity common stock. Sales of substantial amounts of Equity common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of Equity common stock.

Equity has significant institutional investors whose interests may differ from yours.

A significant portion of Equity’s outstanding equity is currently held by various investment funds. These funds could have a significant level of influence because of their level of ownership and representation on the Equity Board, including a greater ability than you and Equity’s other stockholders to influence the election of directors and the potential outcome of other matters submitted to a vote of Equity’s stockholders, such as mergers, the sale of substantially all of Equity’s assets and other extraordinary corporate matters and affect the votes of the Equity Board. These funds also have certain rights, such as access rights and registration rights that Equity’s other stockholders do not have. The interests of these funds could conflict with the interests of Equity’s other stockholders, including you, and any future transfer by these funds of their shares of Equity common stock to other investors who have different business objectives could have a material adverse effect on Equity’s business, financial condition, results of operations and future prospects, and the market value of Equity common stock.

Equity’s directors and executive officers beneficially own a significant portion of Equity common stock and have substantial influence over it.

Equity’s directors and executive officers, as a group, beneficially owned approximately 26.2% of Equity’s outstanding Equity common stock as of August 19, 2016. As a result of this level of ownership, Equity’s directors and executive officers have the ability, by taking coordinated action, to exercise significant influence over Equity’s affairs and policies. The interests of Equity’s directors and executive officers may not be consistent with your interests as a stockholder. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of Equity’s other stockholders to approve transactions that they may deem to be in the best interests of Equity.

Shares of Equity common stock are not insured deposits and may lose value.

Shares of Equity common stock are not savings or deposit accounts and are not insured by the FDIC’s DIF, or any other agency or private entity. Such shares are subject to investment risk, including the possible loss of some or all of the value of your investment.

The laws that regulate Equity’s operations are designed for the protection of depositors and the public, not Equity’s stockholders.

The federal and state laws and regulations applicable to Equity’s operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the FDIC’s DIF and not for the purpose of protecting stockholders. These laws and regulations can materially affect Equity’s future business. Laws and regulations now affecting Equity may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change.

Equity has the ability to incur debt and pledge Equity’s assets, including Equity’s stock in Equity Bank, to secure that debt and holders of any such debt obligations will generally have priority over holders of Equity common stock with respect to certain payment obligations.

Equity has the ability to incur debt and pledge Equity’s assets to secure that debt. Absent special and unusual circumstances, a holder of indebtedness for borrowed money has rights that are superior to those of holders of Equity common stock. For example, interest must be paid to the lender before dividends can be paid to stockholders, and loans must be paid off before any assets can be distributed to stockholders if Equity were to liquidate. Furthermore, Equity would have to make principal and interest payments on Equity’s indebtedness, which could reduce Equity’s profitability or result in net losses on a consolidated basis.

Equity is an emerging growth company under the JOBS Act, and Equity cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make Equity common stock less attractive to investors.

Equity is an emerging growth company under the JOBS Act, and Equity therefore is permitted to, and it intends to, take advantage of exemptions from certain disclosure requirements. Equity is an emerging growth company until the earliest of: (i) the last day of the fiscal year during which Equity had total annual gross revenues of $1.0 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of Equity’s initial public offering (“IPO”); (iii) the date on which Equity has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which Equity is deemed a “large accelerated filer,” as defined under the federal securities laws. For so long as Equity remains an emerging growth company, it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in Equity’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on certain executive compensation matters, such as “say on pay” and “say on frequency.” As a result, Equity’s stockholders may not have access to certain information that they may deem important. Although Equity intends to rely on certain of the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for Equity are still subject to interpretations and guidance by the SEC and other regulatory agencies.

Equity cannot predict whether investors will find Equity common stock less attractive as a result of Equity’s taking advantage of these exemptions. If some investors find Equity common stock less attractive as a result of these choices, there may be a less active trading market for Equity common stock, and Equity’s stock price may be more volatile.

If Equity fails to maintain an effective system of disclosure controls and procedures and internal control over financial reporting, Equity may not be able to accurately report its financial results or prevent fraud.

Ensuring that Equity has adequate disclosure controls and procedures, including internal control over financial reporting, in place so that Equity can produce accurate financial statements on a timely basis is costly and time-consuming and needs to be reevaluated frequently. Equity is in the process of documenting, reviewing and, if appropriate, improving Equity’s internal controls and procedures in anticipation of being subject to the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of Equity’s internal control over financial reporting and, when Equity ceases to be an emerging growth company under the JOBS Act, a report by Equity’s independent auditors addressing these assessments. Equity’s management may conclude that Equity’s internal control over financial reporting are not effective due to Equity’s failure to cure any identified material weakness or otherwise. Moreover, even if Equity’s management concludes that Equity’s internal control over financial reporting are effective, Equity’s independent registered public accounting firm may not conclude that Equity’s internal control over financial reporting are effective. In the future, Equity’s independent registered public accounting firm may not be satisfied with Equity’s internal control over financial reporting or the level at which Equity’s controls are documented, designed, operated or reviewed, or it may interpret the relevant requirements differently from Equity. In addition, during the course of the evaluation, documentation and testing of Equity’s internal control over financial reporting, Equity may identify deficiencies that it may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Any such deficiencies may also subject Equity to adverse regulatory consequences. If Equity fails to achieve and maintain the adequacy of Equity’s internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, Equity may be unable to report its financial information on a timely basis, Equity may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, and Equity may suffer adverse regulatory consequences or violations of listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in the reliability of Equity’s financial statements.

Equity’s corporate governance documents, and certain corporate and banking laws applicable to it, could make a takeover more difficult.

Certain provisions of Equity’s Articles of Incorporation and Equity’s Bylaws, and applicable corporate and federal banking laws, could make it more difficult for a third party to acquire control of Equity or conduct a proxy contest, even if those events were perceived by many of Equity’s stockholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to Equity, among others:

•	empower the Equity Board, without stockholder approval, to issue preferred stock, the terms of which, including voting power, are set by the Equity Board;

•	only permit stockholder action to be taken at an annual or special meeting of stockholders and not by written consent in lieu of such a meeting;

•	provide for a classified board of directors, so that only approximately one-third of or directors are elected each year;

•	prohibit Equity from engaging in certain business combinations with “interested stockholders” (generally defined as a holder of 15% or more of the corporation’s outstanding voting stock);

•	require at least 120 days’ advance notice of nominations for the election of directors and the presentation of stockholder proposals at meetings of stockholders; and

•	require prior regulatory application and approval of any transaction involving control of Equity’s organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which Equity’s stockholders might otherwise receive a premium over the market price of Equity’s shares.

The Equity Board of directors may issue shares of preferred stock that would adversely affect the rights of Equity stockholders.

Equity’s authorized capital stock includes 10,000,000 shares of preferred stock of which none were issued and outstanding as of June 30, 2016. The Equity Board, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or Equity’s Articles of Incorporation, the Equity Board is empowered to determine:

•	the designation of, and the number of, shares constituting each series of preferred stock;

•	the dividend rate for each series;

•	the terms and conditions of any voting, conversion and exchange rights for each series;

•	the amounts payable on each series on redemption or Equity’s liquidation, dissolution or winding-up;

•	the provisions of any sinking fund for the redemption or purchase of shares of any series; and

•	the preferences and the relative rights among the series of preferred stock.

Equity could issue preferred stock with voting and conversion rights that could adversely affect the voting power of the shares of Equity common stock and with preferences over Equity common stock with respect to dividends and in liquidation.

The return on your investment in Equity common stock is uncertain.

Equity cannot provide any assurance that an investor in Equity common stock will realize a substantial return on his or her investment, or any return at all. Further, as a result of the uncertainty and risks associated with Equity’s operations, it is possible that an investor could lose his or her entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information presented herein and in other documents filed with or furnished to the SEC, in press releases or other public stockholder communications, or in oral statements made with the approval of an authorized executive officer contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Equity’s and Community’s current views with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s and Community’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s and Community’s control. Accordingly, Equity and Community caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity and Community believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Risk Factors” section of this joint proxy statement/prospectus.

There are or will be important factors that could cause Equity’s and Community’s actual results to differ materially from those indicated in these forward-looking statements, including, but are not limited to, the following:

•	an economic downturn, especially one affecting Equity’s or Community’s core market areas;

•	the occurrence of various events that negatively impact the real estate market, since a significant portion of Equity’s and Community’s loan portfolio is secured by real estate;

•	difficult or unfavorable conditions in the market for financial products and services generally;

•	interest rate fluctuations, which could have an adverse effect on Equity’s and Community’s profitability;

•	external economic and/or market factors, such as changes in monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve, inflation or deflation, changes in the demand for loans, and fluctuations in consumer spending, borrowing and savings habits, which may have an adverse impact on Equity’s and Community’s financial condition;

•	continued or increasing competition from other financial institutions, credit unions, and non-bank financial services companies, many of which are subject to different regulations than Equity and Community;

•	costs arising from the environmental risks associated with making loans secured by real estate;

•	losses resulting from a decline in the credit quality of the assets that Equity and Community hold;

•	inadequacies in Equity’s and Community’s allowance for loan losses, which could require Equity or Community to take a charge to earnings and thereby adversely affect Equity’s or Community’s financial condition;

•	inaccuracies or changes in the appraised value of real estate securing the loans that Equity or Community originate, which could lead to losses if the real estate collateral is later foreclosed upon and sold at a price lower than the appraised value;

•	the costs of integrating the businesses Equity acquires, which may be greater than expected;

•	challenges arising from unsuccessful attempts to expand into new geographic markets, products, or services;

•	a lack of liquidity resulting from decreased loan repayment rates, lower deposit balances, or other factors;

•	restraints on the ability of banks to pay dividends to bank holding companies, which could limit liquidity;

•	the loss of large loan and depositor relationships;

•	limitations on Equity’s and Community’s ability to lend and to mitigate the risks associated with Equity’s and Community’s lending activities as a result of Equity’s and Community’s size and capital position;

•	additional regulatory requirements and restrictions, which could impose additional costs;

•	increased capital requirements imposed by banking regulators, which may require raising capital at a time when capital is not available on favorable terms or at all;

•	a failure in the internal controls Equity and Community have implemented to address the risks inherent to the business of banking;

•	inaccuracies in assumptions about future events, which could result in material differences between financial projections and actual financial performance;

•	the departure of key management personnel or the inability to hire qualified management personnel;

•	disruptions, security breaches, or other adverse events, failures or interruptions in, or attacks on, information technology systems;

•	unauthorized access to nonpublic personal information of customers, which could result in litigation or reputational harm;

•	disruptions, security breaches, or other adverse events affecting the third-party vendors who perform critical processing functions;

•	the occurrence of adverse weather or manmade events, which could negatively affect Equity’s and Community’s core markets or disrupt Equity’s or Community’s operations;

•	an increase in FDIC deposit insurance assessments, which could adversely affect Equity’s and Community’s earnings;

•	an inability to keep pace with the rate of technological advances due to a lack of resources to invest in new technologies; and

•	other factors that are discussed in “Risk Factors.”

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this joint proxy statement/prospectus. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from what Equity and Community anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity and Community do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible to predict those events or how they may affect it. In addition, Equity and Community cannot assess the impact of each factor on Equity’s and Community’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity and Community or persons acting on Equity’s or Community’s behalf may issue.

THE COMMUNITY SPECIAL MEETING

This section contains information for Community stockholders about the Community special meeting that Community has called to allow its stockholders to consider and vote on the Community Merger Proposal. Community is mailing this joint proxy statement/prospectus to you, as a Community stockholder, on or about [    ], 2016. This joint proxy statement/prospectus is accompanied by a notice of the Community special meeting and a form of proxy card that the Community Board is soliciting for use at the Community special meeting and at any adjournments or postponements of the Community special meeting.

Date, Time and Place of the Community Special Meeting

The Community special meeting will be held at [    ], at [    ] local time, on [    ]. On or about [    ], 2016, Community commenced mailing this document and the enclosed form of proxy card to its stockholders entitled to vote at the Community special meeting.

Matters to Be Considered

At the Community special meeting, you, as a Community stockholder, will be asked to consider and vote upon the following matters:

•	the Community Merger Proposal; and

•	the Community Adjournment Proposal.

Completion of the merger is conditioned on, among other things, Community stockholder approval of the merger agreement and the transactions contemplated thereby, including the merger. No other business may be conducted at the Community special meeting.

Recommendation of the Community Board

On July 12, 2016, the Community Board unanimously approved the merger agreement and the transactions contemplated thereby. Based on Community’s reasons for the merger described in the section of this joint proxy statement/prospectus entitled “The Merger—Community’s Reasons for the Merger; Recommendation of the Community Board” beginning on page 256, the Community Board believes that the merger is in the best interests of the Community stockholders.

Accordingly, the Community Board recommends that you vote “FOR” the Community Merger Proposal and “FOR” the Community Adjournment Proposal.

Community Record Date and Quorum

The Community Board has fixed the close of business on [                        ], 2016 as the Community record date for determining the holders of Community common stock entitled to receive notice of and to vote at the Community special meeting.

As of the Community record date, there were [        ] shares of Community common stock outstanding and entitled to notice of, and to vote at, the Community special meeting or any adjournment thereof, and such outstanding shares of Community common stock were held by [    ] holders of record. Each share of Community common stock entitles the holder to one vote at the Community special meeting on each proposal to be considered at the Community special meeting.

No business may be transacted at the Community special meeting unless a quorum is present. The presence (in person or by proxy) of holders of at least a majority of the voting power represented by all issued and outstanding shares of Community common stock entitled to be voted at the Community special meeting constitutes a quorum for transacting business at the Community special meeting. All shares of Community common stock present in person or represented by proxy, including abstentions and broker-non votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Community special meeting.

As of the Community record date, the directors and executive officers of Community and their affiliates beneficially owned and were entitled to vote, in the aggregate, 122,436 shares of Community common stock, representing approximately 33.1% of the shares of Community common stock outstanding on that date. Certain of the directors of Community and certain of their affiliates have entered into voting agreements with Equity, solely in his, her or its capacity as a stockholder of Community, pursuant to which they have agreed to vote in favor of the and the transactions contemplated by the merger agreement. The Community stockholders who are parties to the voting agreements beneficially own and are entitled to vote in the aggregate approximately 27.1% of the outstanding shares of Community common stock as of the Community record date. Community currently expects that each of its executive officers will vote their shares of Community common stock in favor of the Community Merger Proposal and the Community Adjournment Proposal. As of the Community record date, Equity beneficially held no shares of Community common stock.

Required Vote; Treatment of Abstentions; Broker Non-Votes and Failure to Vote

Community Merger Proposal: The affirmative vote of the holders of a majority of the outstanding shares of Community common stock is required to approve the Community Merger Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Community special meeting, or fail to instruct your bank or broker how to vote with respect to the Community Merger Proposal, it will have the effect of a vote against the proposal.

Community Adjournment Proposal: The affirmative vote of a majority of votes cast on the Community Adjournment Proposal at the Community special meeting is required to approve the Community Adjournment Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Community special meeting or fail to instruct your bank or broker how to vote with respect to the Community Adjournment Proposal, it will have no effect on the proposal.

Voting on Proxies; Incomplete Proxies

A Community stockholder of record as of the Community record date may vote by proxy or in person at the Community special meeting. If you hold your shares of Community common stock in your name as a Community stockholder of record as of the Community record date, to submit a proxy, you, as a Community stockholder, we ask that you complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Community requests that Community stockholders vote by completing and signing the accompanying proxy card and returning it to Community as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Community common stock represented by it will be voted at the Community special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of Community common stock represented by the proxy card will be voted as recommended by the Community Board.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

Every Community stockholder’s vote is important. Accordingly, each Community stockholder should sign, date and return the enclosed proxy card whether or not the Community stockholder plans to attend the Community special meeting in person. Sending in your proxy card will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in “Street Name”; Broker Non-Votes

Banks, brokers and other nominees who hold shares of Community common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the Community special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of Community common stock in “street name,” your broker, bank or other nominee will vote your shares of Community common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.

Voting by Participants in the Community ESOP

Participants in the Community ESOP will be permitted to direct the voting of the shares allocated to their respective Community ESOP accounts. Community ESOP participants will receive further instructions on how to direct the voting of their shares held by the Community ESOP by mail. By providing your voting instruction, you instruct the Community ESOP Trustee to vote the shares allocated to your Community ESOP account. On the Community record date, participants in the Community ESOP held 8,201 shares. Unallocated shares held by the Community ESOP will be voted by the Community ESOP Trustees, who are currently David Morton and Ann Main, at the direction of the Community ESOP Administrator, which is currently Community First Bank. As of the Community record date, there were 588 shares that were held by the Community ESOP and not allocated to the Community ESOP accounts of participants.

Revocability of Proxies and Changes to a Community Stockholder’s Vote

You have the power to change your vote at any time before your shares of Community common stock are voted at the Community special meeting by:

•	attending and voting in person at the Community special meeting;

•	giving notice of revocation of the proxy at the Community special meeting; or

•	delivering to the Secretary of Community at 200 East Ridge Avenue, Harrison, Arkansas 72601 (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares, bearing a date later than the proxy card previously executed.

Attendance at the Community special meeting will not in and of itself constitute a revocation of a proxy.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the Community special meeting.

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

In addition to solicitation by mail Community’s proxy solicitor and/or directors, officers, and employees of Community may solicit proxies by personal interview, telephone, or electronic mail. Community reimburses brokerage houses, custodians, nominees, and fiduciaries for their expenses in forwarding proxies and proxy material to their principals. Community will bear the entire cost of soliciting proxies from you.

Attending the Community Special Meeting

All Community stockholders, including holders of record as of the Community record date and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Community special meeting. Only Community stockholders of record as of the Community record date can vote in person at the Community special meeting. If you are a Community stockholder of record as of the Community record date and you wish to attend the Community special meeting, please bring your proxy card and evidence of your stock ownership, such as your most recent account statement, to the Community special meeting. You should also bring valid picture identification.

A Community stockholder who holds shares in “street name” through a broker, bank, trustee or other nominee (which Equity and Community refer to in this joint proxy statement/prospectus as a “beneficial owner”) who desires to attend the Community special meeting in person must bring proof of beneficial ownership as of the record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker.

Assistance

If you need assistance in completing your proxy card, have questions regarding Community’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Jerry P. Maland at 870-391-8069.

COMMUNITY PROPOSALS

Proposal No. 1 Community Merger Proposal

Community is asking its stockholders to adopt the merger agreement and approve the merger. Holders of Community common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Community Board, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of Community and the stockholders of Community. See “The Merger—Community’s Reasons for the Merger; Recommendation of the Community Board” beginning on page 256 of this joint proxy statement/prospectus for a more detailed discussion of the Community Board’s recommendation.

The Community Board recommends a vote “FOR” the Community Merger Proposal.

Proposal No. 2 Community Adjournment Proposal

The Community special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Community special meeting to adopt the Community Merger Proposal.

If, at the Community special meeting, the number of shares of Community common stock present or represented and voting in favor of the Community Merger Proposal is insufficient to adopt the Community Merger Proposal, Community intends to move to adjourn the Community special meeting in order to enable the Community Board to solicit additional proxies for approval of the Community Merger Proposal. In that event, Community will ask its stockholders to vote upon the Community Adjournment Proposal, but not the Community Merger Proposal.

In this proposal, Community is asking its stockholders to authorize the holder of any proxy solicited by the Community Board on a discretionary basis to vote in favor of adjourning the Community special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Community stockholders who have previously voted.

The Community Board recommends a vote “FOR” the Community Adjournment Proposal.

THE EQUITY SPECIAL MEETING

This section contains information for Equity stockholders about the Equity special meeting that Equity has called to allow its stockholders to consider and vote on the Equity Merger Proposal and the Equity Adjournment Proposal. Equity is mailing this joint proxy statement/prospectus to you, as an Equity stockholder, on or about [    ], 2016. This joint proxy statement/prospectus is accompanied by a notice of the Equity special meeting of Equity stockholders and a form of proxy card that the Equity Board is soliciting for use at the Equity special meeting and at any adjournments or postponements of the Equity special meeting.

Date, Time and Place of Equity Special Meeting

The Equity special meeting will be held on [    ], 2016 at [    ], at [    ] local time.

Matters to Be Considered

At the Equity special meeting, you, as an Equity stockholder, will be asked to consider and vote upon the following matters:

•	the Equity Merger Proposal; and

•	the Equity Adjournment Proposal.

Recommendation of the Equity Board

After careful consideration, the Equity Board, by unanimous vote, determined that the merger agreement and the transactions contemplated thereby, including the merger and the Equity Merger Proposal, are advisable and in the best interests of Equity and its stockholders. The Equity Board unanimously recommends that Equity stockholders vote “FOR” the Equity Merger Proposal and “FOR” the Equity Adjournment Proposal. See the section of this joint proxy statement/prospectus entitled “The Merger—Equity’s Reasons for the Merger; Recommendation of the Equity Board” beginning on page 264 for a more detailed discussion of the Equity Board’s recommendation.

Equity Record Date and Quorum

The Equity Board has fixed the close of business on [    ], 2016 as the Equity record date for determining the holders of Equity common stock entitled to receive notice of and to vote at the Equity special meeting.

As of the Equity record date, there were [            ] shares of Equity common stock outstanding and entitled to vote at the Equity special meeting held by approximately [            ] holders of record. Each share of Equity common stock entitles the holder to one vote at the Equity special meeting on each proposal to be considered at the Equity special meeting.

The presence in person or by proxy of a majority of the Equity common stock outstanding on the Equity record date will constitute a quorum. All shares of Equity common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Equity special meeting.

Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote

Equity Merger Proposal: The affirmative vote of the majority of the outstanding shares of Equity common stock is required to approve the Equity Merger Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Equity special meeting, or fail to instruct your bank or broker how to vote with respect to the Equity Merger Proposal, it will have the effect of a vote against the Equity Merger Proposal.

Equity Adjournment Proposal: The Equity Adjournment Proposal will be approved if a majority of the votes entitled to be cast at the Equity special meeting are voted in favor of the proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Equity special meeting, or fail to instruct your bank or broker how to vote with respect to the Equity Adjournment Proposal, it will have no effect on the proposal.

Shares Held by Officers and Directors

As of the Equity record date, there were [            ] shares of Equity common stock entitled to vote at the Equity special meeting. As of the Equity record date, the directors and executive officers of Equity and their affiliates beneficially owned and were entitled to vote approximately [            ] shares of Equity common stock representing approximately [    ]% of the shares of Equity common stock outstanding on that date. Equity currently expects that each of its executive officers will vote their shares of Equity common stock in favor of the Equity Merger Proposal and the Equity Adjournment Proposal, although none of them has entered into any agreement obligating him or her to do so. As of the Equity record date, Community beneficially held no shares of Equity common stock.

Voting of Proxies; Incomplete Proxies

Each copy of this joint proxy statement/prospectus mailed to holders of Equity common stock is accompanied by a form of proxy card with instructions for voting. If you hold shares of Equity common stock in your name as an Equity stockholder of record as of the Equity record date, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the Equity special meeting.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

All shares represented by valid proxies that Equity receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted as recommended by the Equity Board. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the Equity special meeting or at any adjournment or postponement of the Equity special meeting.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers and other nominees who hold shares of Equity common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the Equity special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of Equity common stock in “street name,” your broker, bank or other nominee will vote your shares of Equity common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.

Revocability of Proxies and Changes to an Equity Stockholder’s Vote

If you are a holder of record of Equity Common Stock, you may change your vote or revoke any proxy at any time before the Equity special meeting is called to order by (1) delivering a written revocation letter to

Equity’s corporate secretary, (2) a duly executed proxy bearing a later date than the preceding proxy, or (3) attending the Equity special meeting in person, notifying the corporate secretary and voting by ballot at the Equity special meeting.

Any Equity stockholder entitled to vote in person at the Equity special meeting may vote in person regardless of whether a proxy has been previously given, but your attendance by itself at the Special Meeting will not automatically revoke your proxy unless you give written notice of revocation to the corporate secretary of Equity before the Special Meeting is called to order.

Written notices of revocation and other communications about revoking your proxy card should be addressed to:

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Attention: Corporate Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

Equity is soliciting your proxy in conjunction with the Equity share issuance. Equity will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Equity will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Equity common stock and secure their voting instructions. Equity will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Equity may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the Equity stockholders, either personally or by telephone, facsimile, letter or electronic means.

Attending the Meeting

All holders of Equity common stock, including holders of record as of the Equity record date and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Equity special meeting. Equity stockholders of record as of the Equity record date can vote in person at the Equity special meeting. If you are not an Equity stockholder of record as of the Equity record date, you must obtain a proxy executed in your favor from the record holder of your shares of Equity common stock, such as a broker, bank or other nominee, to be able to vote in person at the Equity special meeting. If you plan to attend the Equity special meeting, you must hold your shares of Equity common stock in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Equity reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Equity special meeting is prohibited without Equity’s express written consent.

Delivery of Proxy Materials to Equity Stockholders Sharing an Address

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple Equity stockholders sharing an address unless Equity has previously received contrary instructions from one or more such Equity stockholders. This is referred to as “householding.” Equity stockholders who hold their shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Investor Relations at (316) 612-6000, Equity will deliver promptly a separate copy of this document to an Equity stockholder at a shared address to which a single copy of the document was delivered.

Assistance

If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Equity common stock, please contact Investor Relations at (316) 612-6000.

EQUITY PROPOSALS

Proposal No. 1 Equity Merger Proposal

Equity is asking its stockholders to approve the merger agreement, pursuant to which Community will merge with and into Equity, and the transactions contemplated therein, including the issuance of Equity common stock in the merger. Holders of Equity common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement, the merger and the Equity share issuance. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Equity Board, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger and the Equity share issuance, to be advisable and in the best interests of Equity and the Equity stockholders. See the section of this joint proxy statement/prospectus entitled “The Merger—Equity’s Reasons for the Merger; Recommendation of the Equity Board” beginning on page 264 for a more detailed discussion of the Equity Board’s recommendation.

The Equity Board unanimously recommends that Equity stockholders vote “FOR” the Equity Merger Proposal.

Proposal No. 2 Equity Adjournment Proposal

The Equity special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Equity Merger Proposal.

If, at the Equity special meeting, the number of shares of Equity common stock present or represented and voting in favor of the merger agreement and the transactions contemplated therein is insufficient to approve such proposal, Equity intends to move to adjourn the Equity special meeting in order to solicit additional proxies for the approval of the Equity share issuance. In that event, Equity will ask its stockholders to vote upon the Equity Adjournment Proposal, but not the Equity Merger Proposal. In accordance with the Equity bylaws, a vote to approve the proposal to adjourn the Equity special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Equity special meeting to approve the merger agreement and the transactions contemplated therein may be taken in the absence of a quorum.

In this proposal, Equity is asking its stockholders to authorize the holder of any proxy solicited by the Equity Board on a discretionary basis to vote in favor of adjourning the Equity special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Equity stockholders who have previously voted.

The Equity Board unanimously recommends that Equity stockholders vote “FOR” the Equity Adjournment Proposal.

INFORMATION ABOUT EQUITY

Information About Equity’s Business

Equity is a bank holding company headquartered in Wichita, Kansas. Equity’s wholly-owned banking subsidiary, Equity Bank, provides a broad range of financial services primarily to businesses and business owners as well as individuals through Equity’s network of 29 full service branches located in Kansas and Missouri. As of June 30, 2016, Equity had consolidated total assets of $1.54 billion, total loans held for investment of $974.1 million (net of allowances), total deposits of $1.20 billion and total stockholders’ equity of $158.2 million.

Equity common stock is traded on NASDAQ under the symbol “EQBK.”

Equity’s principal objective is to increase stockholder value and generate consistent earnings growth by expanding its commercial banking franchise both organically and through strategic acquisitions. Equity strives to provide an enhanced banking experience for Equity’s customers by providing them with a comprehensive suite of sophisticated banking products and services tailored to meet their needs, while delivering the high-quality, relationship-based customer service of a community bank.

Equity’s History and Growth

Equity was founded in November 2002 by Chairman and CEO, Brad S. Elliott. Mr. Elliott believed that, as a result of in-market consolidation, there existed an opportunity to build an attractive commercial banking franchise and create long-term value for Equity’s stockholders. Following thirteen years’ experience as a finance executive, including serving as a Regional President for a Kansas bank with over $1.0 billion in assets, Mr. Elliott implemented his banking vision of developing a strategic consolidator of community banks and a destination for seasoned bankers and business persons who share Equity’s entrepreneurial spirit. In 2003, Equity raised capital from 23 local investors to finance the acquisition of National Bank of Andover in Andover, Kansas. At the time of Equity’s acquisition, National Bank of Andover had $32 million in assets and was subject to a regulatory enforcement agreement with the Office of the Comptroller of the Currency, or the OCC. Subsequent to its acquisition of National Bank of Andover, Equity changed its name to Equity Bank and instilled in its commercial and retail staff Equity’s entrepreneurial spirit and disciplined credit culture. Within eight months of the acquisition, the enforcement action with the OCC was terminated.

Equity believes it has a successful track record of selectively acquiring, integrating and consolidating community banks and branch networks. Equity’s acquisition activity includes the following:

•	June 2003—Acquired National Bank of Andover in Andover, Kansas for $3 million. At the time of Equity’s acquisition, National Bank of Andover had $32 million in total assets.

•	February 2005—Acquired two branches of Hillcrest Bank, N.A. in Wichita, Kansas, which increased Equity’s deposits by $66 million. In conjunction with this acquisition, Equity relocated Equity’s headquarters to Equity’s current principal executive offices in Wichita.

•	June 2006—Acquired the Mortgage Centre of Wichita and integrated it into Equity’s Bank as a department to expand Equity’s mortgage loan platform.

•	October 2006—Acquired a Missouri charter from First National Bank in Sarcoxie, Missouri, which allowed Equity to subsequently open a full service branch in Lee’s Summit, Missouri in 2007.

•	November 2007—Acquired Signature Bancshares, Inc. in Spring Hill, Kansas, which provided Equity entry into the Overland Park, Kansas market.

•	August 2008—Acquired Ellis State Bank with locations in Ellis and Hays, Kansas.

•	December 2011—Acquired four branches of Citizens Bank and Trust in Topeka, Kansas, which increased Equity’s deposits by $110 million.

•	October 2012—Acquired First Community Bancshares, Inc. in Overland Park, Kansas, which increased Equity’s deposits by approximately $515 million. At the time of acquisition, First Community had total assets of approximately $595 million, which significantly increased Equity’s total asset size and provided Equity with ten additional branches in Western Missouri and five additional branches in Kansas City.

•	October 2015—Acquired First Independence Corporation of Independence, the registered savings and loan holding company for First Federal Savings & Loan of Independence, based in Independence, Kansas. First Independence operated four full service branches in Southeastern Kansas, which represents a new market for Equity. At the time of acquisition, First Independence had consolidated total assets of $135.0 million, total deposits of $87.1 million and total loans of $89.9 million.

In conjunction with strategic acquisition growth, Equity strives to reposition and improve the loan portfolio and deposit mix of the banks it acquires. Following Equity’s acquisitions, it focuses on identifying and disposing of problematic loans and replacing them with higher quality loans generated organically. In addition, Equity has focused on growth in its commercial loan portfolio, which Equity believes generally offers higher return opportunities than its consumer loan portfolio, primarily by hiring additional talented bankers, particularly in its metropolitan markets, and incentivizing its bankers to expand their commercial banking relationships. Equity also seeks to increase its most attractive deposit accounts, primarily by growing deposits in its community markets and cross-selling its depository products to existing loan customers.

As a result of these strategic and organic growth efforts, since Equity’s inception through June 30, 2016, Equity has expanded its team of full-time equivalent employees from 19 to 313, and its network of branches from two to 29. Equity believes that it is well positioned to continue to be a strategic consolidator of community banks, while maintaining its history of attracting experienced and entrepreneurial bankers and organically growing its loans and deposits.

Equity’s Initial Public Offering

Equity completed the underwritten IPO of its common stock on November 16, 2015, where it sold an aggregate of 2,231,000 shares of its common stock at a price to the public of $22.50 per share. Equity’s common stock began trading on NASDAQ on November 11, 2015 under the symbol “EQBK.”

Equity’s Strategies

Equity believes it is a leading provider of commercial and personal banking services to businesses and business owners as well as individuals in its targeted Midwestern markets. Equity’s strategy is to continue strategically consolidating community banks within such markets and maintaining its organic growth, while preserving its asset quality through disciplined lending practices.

•	Strategic Consolidation of Community Banks. Equity believes its strategy of selectively acquiring and integrating community banks has provided it with economies of scale and improved its overall franchise efficiency. Equity expects to continue to pursue strategic acquisitions and believe its targeted market areas present it with many and varied acquisition opportunities. The following map illustrates the headquarters of potential acquisition opportunities broken out by asset size between $50.0 million and $1.5 billion within Equity’s target footprint.

Equity believes many of these banks will continue to be burdened by new and more complex banking regulations, resource constraints, competitive limitations, rising technological and other business costs, management succession issues and liquidity concerns.

Despite the significant number of opportunities, Equity intends to continue to employ a disciplined approach to its acquisition strategy and only seek to identify and partner with financial institutions that possess attractive market share, low-cost deposit funding and compelling noninterest income-generating businesses. Equity believes consolidation will lead to organic growth opportunities following the integration of businesses it acquires. Equity also expects to continue to manage its branch network in order to ensure effective coverage for customers while minimizing any geographic overlap and driving corporate efficiency.

•	Enhance the Performance of the Banks Equity Acquires. Equity strives to successfully integrate the banks it acquires into its existing operational platform and enhance stockholder value through the creation of efficiencies within the combined operations. As a result of its acquisition history, Equity believes it has developed an experienced approach to integration that seeks to identify and execute on such synergies, particularly in the areas of technology, data processing, compliance and human resources, while generating earnings growth. Equity believes that its experience and reputation as a successful integrator and acquiror will allow it to continue to capitalize on additional opportunities within its markets in the future.

•	Focus on Lending Growth in Equity’s Metropolitan Markets While Increasing Deposits in Equity’s Community Markets. Equity is focused on continuing to grow organically and believes the markets in which it operates currently provide meaningful opportunities to expand its commercial customer base and increase current market share. Equity believes its branch network is strategically split between growing metropolitan markets, such as Kansas City and Wichita, and stable community markets within Western Kansas, Western Missouri and Topeka. Equity believes this diverse geographic footprint provides it with access to low cost, stable core deposits in community markets that can be used to fund commercial loan growth in metropolitan markets. The following table shows Equity’s total deposits and loans (net of allowances) in community markets and metropolitan markets as of June 30, 2016, which Equity believes illustrates its execution of this strategy.

	Deposits		Loans
	Amount(1)	Overall %	Amount(1)	Overall %
Metropolitan markets(2)	$467,343	39%	$697,218	72%
Community markets(3)	$729,424	61%	$276,862	28%

(1)	Amounts in thousands.
(2)	Represents 10 branches located in the Wichita and Kansas City metropolitan statistical areas, or MSAs.
(3)	Represents 19 branches located outside of the Wichita and Kansas City MSAs.

Equity’s team of seasoned bankers represents an important driver of its organic growth by expanding banking relationships with current and potential customers. Equity expects to continue to make opportunistic hires of talented and entrepreneurial bankers, particularly in its metropolitan markets, to further augment its growth. Equity’s bankers are incentivized to increase the size of their loan and deposit portfolios and generate fee income while maintaining strong credit quality. Equity also seeks to cross-sell its various banking products, including deposit and treasury wealth management products, to its commercial loan customers, which Equity believes provides a basis for expanding its banking relationships as well as a stable, low-cost deposit base. Equity believes it has built a scalable platform that will support this continued organic growth.

•	Preserve Equity’s Asset Quality Through Disciplined Lending Practices. Equity’s approach to credit management uses well-defined policies and procedures, disciplined underwriting criteria and ongoing risk management. Equity believes it is a competitive and effective commercial and industrial lender, supplementing ongoing and active loan servicing with early-stage credit review provided by its bankers. This approach has allowed Equity to maintain loan growth with a diversified portfolio of high quality assets. Equity believes its credit culture supports accountable bankers, who maintain an ability to expand its customer base as well as make sound decisions for Equity. Equity believes its success in managing asset quality is illustrated by its aggregate net charge-off history.

Equity’s Competitive Strengths

Equity believes the following competitive strengths will allow Equity to continue to achieve its principal objective of increasing stockholder value and generating consistent earnings growth through the organic and strategic expansion of its commercial banking franchise:

•	Experienced Leadership and Management Team. Equity’s seasoned and experienced executive management team, senior leaders and board of directors have exhibited the ability to deliver stockholder value by consistently growing profitably while expanding its commercial banking franchise through acquisition and integration. The members of Equity’s executive management team have, on average, more than twenty years’ experience working for large, billion-dollar-plus financial institutions in Equity’s markets during various economic cycles and have significant mergers and acquisitions experience in the financial services industry. Equity’s executive management team has instilled a transparent and entrepreneurial culture that rewards leadership, innovation, and problem solving.

•	Focus on Commercial Banking. Equity is primarily a commercial bank. As measured by outstanding balances as of June 30, 2016, commercial loans composed over 69.7% of Equity’s loan portfolio, and within its commercial loan portfolio, 62.9% of such loans were commercial real estate loans and 37.1% were commercial and industrial loans. Equity believes it has developed strong commercial relationships in its markets across a diversified range of sectors, including key areas supporting regional and local economic activity and growth, such as manufacturing, freight/transportation, consumer services, franchising and commercial real estate. Equity believes it has also been successful in attracting customers from larger competitors because of its flexible and responsive approach in providing banking solutions tailored to meet its customers’ needs while maintaining disciplined underwriting standards. Equity’s relationship-based approach seeks to grow lending relationships with its customers as they expand their businesses, including geographically and through cross-selling Equity’s various other banking products, such as deposit and treasury management products. Equity has a growing presence in attractive commercial banking markets, such as Wichita and Kansas City, which Equity believes present significant opportunities to continue to increase its business banking activities.

•	Equity’s Ability to Consolidate. Equity’s branches are strategically located within metropolitan markets, such as Kansas City and Wichita as well as stable community markets that present opportunities to expand its market share. Equity’s executive management team has identified significant acquisition and consolidation opportunities, ranging from small to large community banking institutions. Equity believes its track record of strategic acquisitions and effective integrations, combined with expertise in its markets and scalable platform, will allow Equity to capitalize on these growth opportunities.

•	Disciplined Acquisition Approach. Equity’s disciplined approach to acquisitions, consolidations and integrations, includes the following: (i) selectively acquiring community banking franchises only at appropriate valuations, after taking into account risks that Equity perceives with respect to the targeted bank; (ii) completing comprehensive due diligence and developing an appropriate plan to address any legacy credit problems of the targeted institution; (iii) identifying an achievable cost savings estimate and holding Equity’s management accountable for achieving such estimates; (iv) executing definitive acquisition agreements that Equity believes provide adequate protections to us; (v) installing Equity’s credit procedures, audit and risk management policies and procedures and compliance standards upon consummation of the acquisition; (vi) collaborating with the target’s management team to execute on synergies and cost saving opportunities related to the acquisition; (vii) involving a broader management team across multiple departments in order to help ensure the successful integration of all business functions; and (viii) scheduling the acquisition closing date to occur simultaneously with the platform conversion date. Equity believes this approach allows it to realize the benefits of the acquisition and create stockholder value, while appropriately managing risk.

•	Efficient and Scalable Platform with Capacity to Support Equity’s Growth. Through significant investments in technology and staff, Equity’s management team has built an efficient and scalable corporate infrastructure within its commercial banking franchise, including in the areas of banking processes, technology, data processing, underwriting and risk management, which it believes will support its continued growth. While expanding Equity’s infrastructure, several departmental functions have been outsourced to gain the experience of outside professionals while at the same time achieving more favorable economics and cost-effective solutions. Such outsourced areas include the internal audit function, investment securities management, and select loan review. This outsourcing strategy has proven to control costs while adding enhanced controls and/or service levels. Equity believes that this scalable infrastructure will continue to allow it to efficiently and effectively manage its anticipated growth.

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Culture Committed to Talent Development, Transparency and Accountability. Equity has invested in professional talent since its inception by building a team of “business persons first and bankers second” and economically aligned them with its stockholders, primarily through its stock purchase opportunities. In Equity’s efforts to become a destination for seasoned bankers with an entrepreneurial spirit, it has developed numerous leadership development programs. For example, “Equity University” is a year-long program Equity designed for its promising company-wide leaders. In addition, in 2014 Equity Bank was named one of the “Best Places to Work” by the Wichita Business Journal, and in 2015, the Wichita Business Journal named Equity Bank a “Best in Business” winner. Equity believes its well-trained and motivated professionals work most effectively in a corporate environment that emphasizes transparency, respect, innovation and accountability. Equity’s culture provides its professionals with the empowerment to better serve its clients and its communities.

•	Sophisticated and Customized Banking Products with High-Quality Customer Service. Equity strives to offer its customers the sophisticated commercial banking products of large financial institutions with the personalized service of a community bank. Equity’s management team’s significant banking and lending experience in its markets has provided it with an understanding of the commercial banking needs of its customers, which allows it to tailor products and services to meet its customers’ needs. In addition to offering a diverse array of banking products and services, Equity offers its customers the high-touch, relationship-based customer service experience of a community bank. For example, Equity utilizes Flight, a customized customer relationship management system, to assign relationship officers to enhance its relationships with customers and to identify and meet their particular needs.

•	Strong Risk Management Practices. Equity places significant emphasis on risk management as an integral component of its organizational culture without sacrificing growth. Equity believes its comprehensive risk management system is designed to make sure that we have sound policies, procedures, and practices for the management of key risks under Equity’s risk framework (which includes market, operational, liquidity, interest rate sensitivity, credit, insurance, regulatory, legal and reputational risk) and that any exceptions are reported by senior management to the Equity Board or audit committee. Equity’s risk management practices are overseen by the Chairmen of Equity’s audit and risk committees, who have more than 60 years of combined banking experience, and its Chief Risk Officer, who has more than 30 years of banking experience. Equity believes that its enterprise risk management philosophy has been important in gaining and maintaining the confidence of its various constituencies and growing its business and footprint within its markets. Equity also believes its strong risk management practices are manifested in its asset quality statistics.

Equity’s Banking Services

A general description of the range of commercial banking products and other services Equity offers follows.

Lending Activities

Equity offers a variety of loans, including commercial and industrial, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), commercial lines of credit, working capital loans, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, agricultural, government guaranteed loans, letters of credit and other loan products to national and regional companies, restaurant franchisees, hoteliers, real estate developers, manufacturing and industrial companies, agribusiness companies and other businesses. Equity also offers various consumer loans to individuals and professionals including residential real estate loans, home equity loans, home equity lines of credit or HELOCs, installment loans, unsecured and secured personal lines of credit, overdraft protection and letters of credit. Lending activities originate from the relationships and efforts of Equity’s bankers, with an emphasis on providing banking solutions tailored to meet its customers’ needs while maintaining its underwriting standards.

At June 30, 2016, Equity had total loans of $974.1 million (net of allowances), representing 63.1% of Equity’s total assets. For additional information concerning Equity’s loan portfolio, see “Equity Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Concentrations of Credit Risk. Most of Equity’s lending activity is conducted with businesses and individuals in metropolitan Kansas City and Wichita. Equity’s loan portfolio consists primarily of commercial and industrial loans, which were $251.9 million and constituted 25.9% of Equity’s total loans net of allowances as of June 30, 2016, commercial real estate loans, which were $411.2 million and constituted 42.2% of Equity’s total loans net of allowances as of June 30, 2016, and residential real estate loans, which were $260.5 million and constituted 26.7% of Equity’s total loans net of allowances as of June 30, 2016. Equity’s commercial real estate loans are generally secured by first liens on real property. The remaining commercial and industrial loans are typically secured by general business assets, accounts receivable inventory and/or the corporate guaranty of the borrower and personal guaranty of its principals. The geographic concentration subjects the loan portfolio to the general economic conditions within Kansas and Missouri. The risks created by such concentrations have been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover incurred losses in Equity’s loan portfolio as of June 30, 2016.

Sound risk management practices and appropriate levels of capital are essential elements of a sound commercial real estate lending program. Concentrations of commercial real estate exposures add a dimension of risk that compounds the risk inherent in individual loans. Interagency guidance on commercial real estate concentrations describe sound risk management practices which include board and management oversight, portfolio management, management information systems, market analysis, portfolio stress testing and sensitivity analysis, credit underwriting standards, and credit risk review functions. Management believes these practices allow Equity to monitor concentrations in commercial real estate in Equity’s loan portfolio.

Large Credit Relationships. As of June 30, 2016, the aggregate amount of loans to Equity’s ten largest borrowers (including related entities) amounted to approximately $168.2 million, or 17.2% of total loans. See “Risk Factors—Risks Related to Equity’s Business—Equity’s largest loan relationships currently make up a material percentage of Equity’s total loan portfolio.”

Loan Underwriting and Approval. Historically, Equity believes it has made sound, high quality loans while recognizing that lending money involves a degree of business risk. Equity has loan policies designed to assist in managing this business risk. These policies provide a general framework for Equity’s loan origination, monitoring and funding activities, while recognizing that not all risks can be anticipated. The Equity Board delegates loan authority up to board-approved hold limits collectively to Equity’s Directors’ credit committee, which is comprised of members of the Equity Board. The Equity Board also delegates limited lending authority to Equity’s internal loan committee, which is comprised of members of Equity’s executive management team. In addition, the Equity Board also delegates more limited lending authority to Equity’s Chief Executive Officer, Chief Credit Officer, credit risk personnel, and, on a further limited basis, to selected lending managers in each of Equity’s target markets. Lending officers and relationship managers, including Equity’s bankers, have further limited individual loan authority. When the total relationship exceeds an individual’s loan authority, a higher authority or credit committee approval is required. The objective of Equity’s approval process is to provide a disciplined, collaborative approach to larger credits while maintaining responsiveness to client needs.

Loan decisions are documented as to the borrower’s business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements, and the risk rating rationale. Equity’s strategy for approving or disapproving loans is to follow conservative loan policies and consistent underwriting practices which include:

•	maintaining close relationships among Equity’s customers and their designated banker to ensure ongoing credit monitoring and loan servicing;

•	granting credit on a sound basis with full knowledge of the purpose and source of repayment for such credit;

•	ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;

•	developing and maintaining targeted levels of diversification for Equity’s loan portfolio as a whole and for loans within each category; and

•	ensuring that each loan is properly documented and that any insurance coverage requirements are satisfied.

Managing credit risk is a company-wide process. Equity’s strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria and ongoing risk monitoring and review processes for all credit exposures. Equity’s processes emphasize early-stage review of loans, regular credit evaluations and management reviews of loans, which supplement the ongoing and proactive credit monitoring and loan servicing provided by Equity’s bankers. Equity’s Chief Credit Officer provides company-wide credit oversight and periodically reviews all credit risk portfolios to ensure that the risk identification processes are functioning properly and that Equity’s credit standards are followed. In addition, a third-party loan review is performed to assist in the identification of problem assets and to confirm Equity’s internal risk rating of loans. Equity attempts to identify potential problem loans early in an effort to seek aggressive resolution of these situations before the loans become a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses incurred in the loan portfolio.

Equity’s loan policies generally include other underwriting guidelines for loans collateralized by real estate. These underwriting standards are designed to determine the maximum loan amount that a borrower has the capacity to repay based upon the type of collateral securing the loan and the borrower’s income. Such loan policies include maximum amortization schedules and loan terms for each category of loans collateralized by liens on real estate.

In addition, Equity’s loan policies provide guidelines for personal guarantees; an environmental review; loans to employees, executive officers and directors; problem loan identification; maintenance of an adequate allowance for loan losses and other matters relating to lending practices.

Lending Limits. Equity’s lending activities are subject to a variety of lending limits imposed by federal law. In general, Equity Bank is subject to a legal lending limit on loans to a single borrower based on Equity Bank’s capital level. The dollar amounts of Equity Bank’s lending limit increases or decreases as Equity Bank’s capital increases or decreases. Equity Bank is able to sell participations in its larger loans to other financial institutions, which allows it to manage the risk involved in these loans and to meet the lending needs of its customers requiring extensions of credit in excess of these limits.

Equity Bank’s legal lending limit as of June 30, 2016 on loans to a single borrower was $36.2 million. However, Equity typically maintains an in-house limit of $15.0 million for loans to a single borrower. Equity has strict policies and procedures in place for the establishment of hold limits with respect to specific products and businesses and evaluating exceptions to the hold limits for individual relationships.

Equity’s loan policies provide general guidelines for loan-to-value ratios that restrict the size of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Equity’s internal loan-to-value limitations follow limits established by applicable law.

Loan Types. Equity provides a variety of loans to meet Equity’s customers’ needs. The section below discusses Equity’s general loan categories.

Commercial and Industrial Loans. Equity makes commercial and industrial loans, including commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, restaurant franchisees, hoteliers, government guaranteed loans, letters of credit and other loan products, primarily in Equity’s target markets that are underwritten on the basis of the borrower’s ability to service the debt from income. Equity takes as collateral a lien on general business assets including, among other things, available real estate, accounts receivable, inventory and equipment and generally obtains a personal guaranty of the borrower or principal. Equity’s commercial and industrial loans generally have variable interest rates and terms that typically range from one to five years depending on factors such as the type and size of the loan, the financial strength of the borrower/guarantor and the age, type and value of the collateral. Fixed rate commercial and industrial loan maturities are generally short-term, three-to-five years, or include periodic interest rate resets. Terms greater than five years may be appropriate in some circumstances, based upon the useful life of the underlying asset being financed or if some form of credit enhancement, such as a government guarantee is obtained.

Equity also participates in syndicated loans (loans made by a group of lenders, including us, who share or participate in a specific loan) with a larger regional financial institution as the lead lender. Syndicated loans are typically made to large businesses (which are referred to as shared national credits) or middle market companies (which do not meet the regulatory definition of shared national credits), both of which are secured by business assets or equipment, and also commercial real estate. The syndicate group for both types of loans usually consists of two to three other financial institutions. In particular, we frequently work with a large regional financial institution, which is often the lead lender with respect to these loans. Equity has grown this portfolio to diversify Equity’s balance sheet, increase Equity’s yield and mitigate interest rate risk due to the variable rate pricing structure of the loans. Equity has a defined set of credit guidelines that it uses when evaluating these credits. Although other large financial institutions are the lead lenders on these loans, Equity’s credit department does its own independent review of these loans and the approval process of these loans is consistent with Equity’s underwriting of loans and Equity’s lending policies. Equity expects to continue its syndicated lending program for the foreseeable future.

In 2015, Equity began to participate in mortgage finance loans with another institution, “the originator.” These mortgage finance loans consist of ownership interests purchased in single family residential mortgages funded through the originator’s mortgage finance group. Equity has ceased to participate in this program and does not anticipate reinstating it in the foreseeable future.
In general, commercial and industrial loans may involve increased credit risk and, therefore, typically yield a higher return. The increased risk in commercial and industrial loans derives from the expectation that such loans generally are serviced principally from the operations of the business, and those operations may not be successful. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. In addition, the collateral securing commercial and industrial loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than Equity anticipates exposing Equity to increased credit risk. As a result of these additional complexities, variables and risks, commercial and industrial loans require extensive underwriting and servicing.

Commercial Real Estate Loans. Equity makes commercial mortgage loans collateralized by real estate, which may be owner occupied or non-owner occupied real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Equity requires its commercial real estate loans to be secured by well-managed property with adequate margins and generally obtains a guarantee from responsible parties. Equity’s commercial mortgage loans generally are collateralized by first liens on real estate, have variable or fixed interest rates and amortize over a 10-to-20 year period with balloon payments or rate adjustments due at the end of three to seven years. Periodically, Equity will utilize an interest rate swap to hedge against long term fixed rate exposures. Commercial mortgage loans considered for interest rate swap hedging typically have terms of greater than five years.

Payments on loans secured by such properties are often dependent on the successful operation (in the case of owner occupied real estate) or management (in the case of non-owner occupied real estate) of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. In underwriting commercial real estate loans, Equity seeks to minimize these risks in a variety of ways, including giving careful consideration to the property’s age, operating history, future operating projections, current and projected market rental rates, vacancy rates, location and physical condition. The underwriting analysis also may include credit verification, reviews of appraisals, environmental hazards or reports, the borrower’s liquidity and leverage, management experience of the owners or principals, economic condition and industry trends.

Real Estate Construction Loans. Equity makes loans to finance the construction of residential and non-residential properties. Construction loans generally are collateralized by first liens on real estate and have floating interest rates. Equity conducts periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above also are used in Equity’s construction lending activities. Equity’s construction loans have terms that typically range from six months to two years depending on factors such as the type and size of the development and the financial strength of the borrower/guarantor. Loans are typically structured with an interest only construction period. Loans are underwritten to either mature at the completion of construction, or transition to a traditional amortizing commercial real estate facility at the completion of construction, in line with other commercial real estate loans held at the bank.

Construction loans generally involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If Equity is forced to foreclose on a project prior to completion, there is no assurance that it will be able to recover the entire unpaid portion of the loan. In addition, Equity may be required to fund additional amounts to complete a project and it may be necessary to hold the property for an indeterminate period of time subject to the regulatory limitations imposed by local, state or federal laws.

1—4 Family Residential Mortgages. Equity makes residential real estate loans collateralized by owner occupied properties located in Equity’s market areas. Equity offers a variety of mortgage loan products with amortization periods up to 30 years including traditional 30-year fixed loans and various adjustable rate mortgages. Typically, loans with a fixed interest rate of greater than 10 years are held for sale and sold on the secondary market, and adjustable rate mortgages are held for investment. However, in connection with the acquisition of First Independence, Equity acquired $71 million in residential real estate loans, with a substantial amount having fixed interest rate terms of greater than 10 years. Loans collateralized by one-to-four family residential real estate generally are originated in amounts of no more than 80% of appraised value. Home equity loans and HELOCs are generally limited to a combined loan-to-value ratio of 80%, including the subordinate lien. Equity retains a valid lien on real estate, obtains a title insurance policy that insures that the property is free from encumbrances and requires hazard insurance.

From time to time Equity has purchased pools of residential mortgages originated by other financial institutions to hold for investment with the intent to diversify Equity’s residential mortgage loan portfolio, and increase its interest income. These loans purchased typically have an adjustable rate with a fixed period of no more than 10-years, and are collateralized by one-to-four family residential real estate. Equity has a defined set of credit guidelines that it uses when evaluating these credits. Although these loans were originated and underwritten by another institution, Equity’s mortgage and credit departments do their own independent review of these loans.

Agricultural Loans. Equity offers both fixed-rate and adjustable-rate agricultural real estate loans to Equity’s customers. Equity also makes loans to finance the purchase of machinery, equipment and breeding stock, seasonal crop operating loans used to fund the borrower’s crop production operating expenses, livestock operating and revolving loans used to purchase livestock for resale and related livestock production expense.

Generally, Equity’s agricultural real estate loans amortize over periods not in excess of 20 years and have a loan-to-value ratio of 80%. Equity also originates agricultural real estate loans directly and through programs sponsored by the Farmers Home Administration, an agency of the United States Department of Agriculture or FHA, which provides a partial guarantee on loans underwritten to FHA standards. Agricultural real estate loans generally carry higher interest rates and have shorter terms than 1-4 family residential real estate loans. Agricultural real estate loans, however, entail additional credit risks compared to one- to four-family residential real estate loans, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Equity generally requires farmers to obtain multi-peril crop insurance coverage through a program partially subsidized by the Federal government to help mitigate the risk of crop failures.

Agricultural operating loans are generally originated at an adjustable- or fixed-rate of interest and generally for a term of up to 7 years. In the case of agricultural operating loans secured by breeding livestock and/or farm equipment, such loans are originated at fixed rates of interest for a term of up to 5 years. Equity typically originates agricultural operating loans on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s agricultural business. As a result, the availability of funds for the repayment of agricultural operating loans may be substantially dependent on the success of the business itself and the general economic environment. A significant number of agricultural borrowers with these types of loans may qualify for relief under a chapter of the U.S. Bankruptcy Code that is designed specifically for the reorganization of financial obligations of family farmers and which provides certain preferential procedures to agricultural borrowers compared to traditional bankruptcy proceedings pursuant to other chapters of the U.S. Bankruptcy Code.

Consumer Loans. Equity makes a variety of loans to individuals for personal and household purposes, including secured and unsecured term loans and home improvement loans. Consumer loans are underwritten based on the individual borrower’s income, current debt level, past credit history and the value of any available collateral. The terms of consumer loans vary considerably based upon the loan type, nature of collateral and size of the loan. Consumer loans entail greater risk than do residential real estate loans because they may be unsecured or, if secured, the value of the collateral, such as an automobile or boat, may be more difficult to assess and more likely to decrease in value than real estate. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often will not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans.

Deposit Products

Equity’s lending and investing activities are primarily funded by deposits. Equity offers a variety of deposit accounts with a wide range of interest rates and terms including demand, savings, money market and time deposits with the goal of attracting a wide variety of customers, including small to medium-sized businesses. Equity employs customer acquisition strategies to generate new account and deposit growth, such as customer referral incentives, search engine optimization, targeted direct mail and email campaigns, in addition to conventional marketing initiatives and advertising. Equity’s goal is to emphasize Equity’s Signature Deposits and cross-sell Equity’s deposit products to Equity’s loan customers.

Equity designs its consumer deposit products specifically for the lifestyles of clients in the communities Equity serves. Some accounts emphasize and reward debit card usage, while others appeal to higher deposit customers. Equity also utilizes Flight, which is Equity’s customer relationship management system, to assist Equity’s personnel in deepening and expanding current relationships by providing timely identification of potential needs. It also serves as a methodical tool to track customer onboarding and retention actions by account officers. While Equity does not actively solicit wholesale deposits for funding purposes and does not partner with deposit brokers, Equity does participate in the CDARS service via Promontory Interfinancial Network an as option for Equity’s customers to place funds.

Equity also from time to time bids for, and accepts, deposits from public entities in Equity’s markets.

Other Products and Services

Equity offers banking products and services that are competitively priced with a focus on convenience and accessibility. Equity offers a full suite of online banking solutions including access to account balances, online transfers, online bill payment and electronic delivery of customer statements, mobile banking solutions for iPhone and Android phones, including remote check deposit with mobile bill pay. Equity offers extended drive-through hours, ATMs and banking by telephone, mail and personal appointment. Equity offers debit cards with no ATM surcharges or foreign ATM fees for checking customers, plus night depository, direct deposit, cashier’s and travelers checks and letters of credit, as well as treasury management services, wire transfer services and automated clearing house or ACH services.

Equity offers a full array of commercial treasury management services designed to be competitive with banks of all sizes. Treasury Management Services include balance reporting (including current day and previous day activity), transfers between accounts, wire transfer initiation, ACH origination and stop payments. Cash management deposit products consist of lockbox, remote deposit capture, positive pay, reverse positive pay, account reconciliation services, zero balance accounts and sweep accounts including loan sweep.

Equity’s Markets

Equity currently conducts banking operations through Equity’s 29 full service branches located in Kansas and Missouri. Equity believes that an important factor contributing to Equity’s historical performance and Equity’s ability to execute Equity’s strategy is the attractiveness and specific characteristics of Equity’s existing and target markets. In particular, Equity believes its markets provide Equity with access to low cost, stable core deposits in smaller community markets that it can use to fund commercial loan growth in metropolitan areas.

Equity believes its existing and target markets are among some of the most attractive in the Midwestern United States. Equity’s markets are home to thousands of manufacturing and trade jobs, and have experienced recent growth in the healthcare, consumer services and technology sectors. Equity believes the central geographic footprint of Equity’s markets provides numerous industrial plants, facilities and manufacturing businesses with a central shipping location from which they can distribute their products. In addition, many of the jobs within these industries in Equity’s market are highly specialized, and as a result, employees receive a premium in wages. For example, according to the Bureau of Labor Statistics, during 2014 manufacturing employees in Kansas City, one of Equity’s largest markets, received an annual average salary that was 10% higher than the annual average salary received by aerospace engineers in the United States. Equity’s markets also serve as the corporate headquarters for Koch Industries Inc., Hallmark Cards, Inc., H&R Block, Inc., Sprint Corporation, Cerner Corporation, AMC Entertainment Holdings, Inc., Garmin International, Inc., Cessna Aircraft Company, Seaboard Corporation, Cargill Meat Solutions and The Coleman Company and host a major presence for companies across a variety of industries, including Spirit AeroSystems, Inc., Bombardier Learjet, Collective Brands, Inc., Hills Pet Nutrition, Inc., Beechcraft Corporation, Bayer Corporation and Dean & Deluca, Inc. Equity understands the community banking needs of the businesses and individuals within Equity’s markets and has focused on developing a commercial and personal banking platform to service such needs.

The markets in which Equity operates have generally experienced stable population growth over the past five years, with modest population growth expected over the next five years. Wichita is the largest MSA in

Kansas with a population of over 640,000, and Kansas City is the 29th largest MSA in the U.S. with a population of more than 2 million. In addition, over the next five years Equity’s markets are projected to experience moderate compounded annual growth in consumer and commercial deposits. Equity’s markets are stable and have weathered various economic cycles relatively well. According to the FDIC, the aggregate noncurrent loans as a percentage of loans for all reporting institutions in both Kansas and Missouri were less than those of the United States during pre-recession periods (2005-2007), the most recent recession years (2008-2011) and post-recession years (2012-2014). More specifically, reporting banks nationwide posted average quarterly figures of 0.85%, 4.12% and 3.02% in the respective aforementioned time periods, while Kansas posted average quarterly figures of 0.78%, 2.76%, 1.53%, respectively, and Missouri posted average quarterly figures of 0.70%, 2.86%, and 1.77%, respectively.

Equity competes for loans, deposits and financial services in Equity’s markets against many other bank and nonbank institutions, including community banks, regional banks, national banks, Internet-based banks, money market and mutual funds, brokerage houses, credit unions, mortgage companies and insurance companies. Equity believes that its comprehensive suite of sophisticated banking products provides Equity with a competitive advantage over smaller community banks within Equity’s markets while Equity’s high-quality, relationship-based customer service will allow Equity to take market share from larger regional and national banks. In addition, Equity’s markets present significant acquisition, integration and consolidation opportunities, and Equity expects to continue to pursue strategic acquisitions in Equity’s markets. Equity believes that many small to mid-sized banking organizations that currently serve Equity’s markets are acquisition opportunities for Equity, either because of scale and operational challenges, regulatory pressures, management succession issues or stockholder liquidity needs. Equity thinks it offers an attractive solution for such banks because Equity retains the community banking feel and services upon which their customers expect and rely.

Information Technology Systems

Equity has made and continues to make significant investments in Equity’s information technology systems and staff for Equity’s banking and lending operations and treasury management activities. Equity believes this investment will support Equity’s continued growth and enable Equity to enhance its capabilities to offer new products and overall customer experience, and to provide scale for future growth and acquisitions. Equity utilizes a nationally recognized software vendor, and their support allows Equity to operate Equity’s data processing and core systems in-house. Equity’s internal network and e-mail systems are maintained in-house and Equity recently enhanced Equity’s back-up site at a decentralized location. This back-up site provides for redundancy and disaster recovery capabilities.

The majority of Equity’s other systems including Equity’s electronic funds transfer, transaction processing and Equity’s online banking services are hosted by third-party service providers. The scalability of this infrastructure will support Equity’s growth strategy. In addition, the tested capability of these vendors to automatically switch over to standby systems should allow Equity to recover Equity’s systems and provide business continuity quickly in case of a disaster.

Competition

The financial services industry is highly competitive. Equity competes for loans, deposits, and financial services in all of Equity’s principal markets. Equity competes directly with other bank and nonbank institutions located within Equity’s markets, Internet-based banks, out-of-market banks, and bank holding companies that advertise in or otherwise serve Equity’s markets, along with money market and mutual funds, brokerage houses, mortgage companies, and insurance companies or other commercial entities that offer financial services products. Competition involves efforts to retain current customers, obtain new loans and deposits, increase the scope and type of services offered, and offer competitive interest rates paid on deposits and charged on loans. Many of Equity’s competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives, and lower origination and operating costs. Some of Equity’s competitors have been in business for a long time and have an established customer base and name recognition. Equity believes that its competitive pricing, personalized service, and community involvement enable Equity to effectively compete in the communities in which it operates.

Employees

As of June 30, 2016, Equity had approximately 313 full-time equivalent employees. None of Equity’s employees are represented by any collective bargaining unit or is a party to a collective bargaining agreement.

Available Information

Equity files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information about issuers, like Equity, who file electronically with the SEC. The address of the site is http://www.sec.gov.

Documents filed by Equity with the SEC are available from Equity without charge (except for exhibits to the documents). You may obtain documents filed by Equity with the SEC by requesting them in writing or by telephone from Equity at the following address:

Equity Bancshares, Inc.

7701 East Kellogg Drive , Suite 200

Wichita, Kansas 67207

Attention: Investor Relations

Telephone: (316) 612-6000

Documents filed by Equity with the SEC are also available on Equity’s website, http://investor.equitybank.com.

Supervision and Regulation

Banking is a complex, highly regulated industry. Consequently, Equity’s growth and earnings performance can be affected, not only by management decisions and general and local economic conditions, but also by the statutes administered by and the regulations and policies of, various governmental regulatory authorities. These authorities include, but are not limited to, the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency, or the “OCC”, OSBC, the Consumer Financial Protection Bureau or CFPB, the IRS, and state taxing authorities. The effect of these statutes, regulations and policies and any changes to any of them can be significant and cannot be predicted.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. In furtherance of those goals, the U.S. Congress and the individual states have created numerous regulatory agencies and enacted numerous laws, such as the Dodd-Frank Act, that govern banks and the banking industry. The system of supervision and regulation applicable to Equity establishes a comprehensive framework for Equity’s operations and is intended primarily for the protection of the FDIC’s deposit insurance funds, Equity’s depositors and the public, rather than the stockholders and creditors.

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. The federal banking agencies have issued a number of significant new regulations as a result of the Dodd-Frank Act and a number of additional regulations are pending or may be proposed. Equity cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which Equity’s businesses may be affected by any new regulation or statute.

The following is an attempt to summarize some of the relevant laws, rules and regulations governing banks and bank holding companies, but does not purport to be a complete summary of all applicable laws, rules and regulations governing banks. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

Bank Holding Company Regulation

Equity is a bank holding company registered under the BHC Act and is subject to supervision and regulation by the Federal Reserve. Federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions, for violation of laws and policies.

Activities Closely Related to Banking

The BHC Act prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company that is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries or furnishing services to or performing services for its subsidiaries. Bank holding companies also may engage in or acquire interests in companies that engage in a limited set of activities that are so closely related to banking as to be a proper incident thereto. If a bank holding company has become a financial holding company, or an FHC, it may engage in a broader set of activities, including insurance underwriting and broker-dealer services as well as activities that are jointly determined by the Federal Reserve and the U.S. Treasury to be financial in nature or incidental to such financial activity. FHCs may also engage in activities that are determined by the Federal Reserve to be complementary to financial activities. Equity has not elected to be an FHC at this time. To maintain FHC status, the bank holding company and all subsidiary depository institutions must be “well managed” and “well capitalized.” Additionally, all subsidiary depository institutions must have received at least a “Satisfactory” rating on its most recent CRA examination. Failure to meet these requirements may result in limitations on activities and acquisitions.

Safe and Sound Banking Practices

Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve may order a bank holding company to terminate an activity or control of a non-bank subsidiary if such activity or control constitutes a significant risk to the financial safety, soundness or stability of a subsidiary bank and is inconsistent with sound banking principles. Regulation Y also requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company’s consolidated net worth.

Consistent with the Dodd-Frank Act codification of the Federal Reserve’s policy that bank holding companies must serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudence, a bank holding company generally should not maintain a rate of distributions to stockholders unless its available net income has been sufficient to fully fund the distributions and the prospective rate of earnings retention appears consistent with a bank holding company’s capital needs, asset quality and overall financial condition.

In addition, the Federal Reserve Supervisory Letter SR 09-4 provides guidance on the declaration and payment of dividends, capital redemptions and capital repurchases by a bank holding company. Supervisory

Letter SR 09-4 provides that, as a general matter, a bank holding company should eliminate, defer or significantly reduce its dividends if: (i) the bank holding company’s net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the bank holding company’s prospective rate of earnings retention is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner.

Limitations on Equity Bank’s ability to pay dividends could, in turn, affect Equity’s ability to pay dividends to Equity’s stockholders. For more information concerning Equity Bank’s ability to pay dividends, see “Bank Regulation” below.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. Notably, the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, provides that the Federal Reserve can assess civil money penalties for such practices or violations which can be as high as $1 million per day. FIRREA contains expansive provisions regarding the scope of individuals and entities against which such penalties may be assessed.

Annual Reporting and Examinations

Equity is required to file annual and quarterly reports with the Federal Reserve and such additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve may examine a bank holding company or any of its subsidiaries and charge the company for the cost of such an examination. Equity is also subject to reporting and disclosure requirements under state and federal securities laws.

Imposition of Liability for Undercapitalized Subsidiaries

The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, required each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages.

Pursuant to FDICIA, each federal banking agency has specified, by regulation, the levels at which an insured institution would be considered well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. As of June 30, 2016, Equity Bank exceeded the capital levels required to be deemed well capitalized.

Additionally, FDICIA requires bank regulators to take prompt corrective action to resolve problems associated with insured depository institutions. In the event an institution becomes undercapitalized, it must submit a capital restoration plan.

Under these prompt corrective action provisions of FDICIA, if a controlled bank is undercapitalized, then the regulators could require the bank to submit a capital restoration plan. If an institution becomes significantly undercapitalized or critically undercapitalized, additional and significant limitations are placed on the institution. The capital restoration plan of an undercapitalized institution will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan until it becomes adequately capitalized. Equity has control of Equity Bank for the purpose of this statute.

Further, by statute and regulation, a bank holding company must serve as a source of financial and managerial strength to each bank that it controls and, under appropriate circumstances, may be required to commit resources to support each such controlled bank. This support may be required at times when the bank holding company may not have the resources to provide the support. In addition, if the Federal Reserve believes that a bank holding company’s activities, assets or affiliates represent a significant risk to the financial safety, soundness or stability of a controlled bank, then the Federal Reserve could require the bank holding company to terminate the activities, liquidate the assets or divest the affiliates. The regulators may require these and other actions in support of controlled banks even if such actions are not in the best interests of the bank holding company or its stockholders.

Acquisitions by Bank Holding Companies

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank or ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve is required to consider the financial and managerial resources and future prospects of the bank holding company and banks concerned, the convenience and needs of the communities to be served, the effect on competition as well as the financial stability of the United States. The Attorney General of the United States may, within 30 days after approval of an acquisition by the Federal Reserve, bring an action challenging such acquisition under the federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling by the courts. Under certain circumstances, the 30-day period may be shortened to 15 days.

Control Acquisitions

The Change in Bank Control Act, or the CBCA, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as ourselves, would, under the circumstances set forth in the presumption, constitute acquisition of control of us.

In addition, the CBCA prohibits any entity from acquiring 25% (the BHC Act has a lower limit for acquirers that are existing bank holding companies) or more of a bank holding company’s or bank’s voting securities, or otherwise obtaining control or a controlling influence over a bank holding company or bank without the approval of the Federal Reserve. On September 22, 2008, the Board of Managers of the Federal Reserve issued a policy statement on equity investments in bank holding companies and banks, which states the Federal Reserve generally will not consider an entity’s investment to be “controlling” if the entity owns or controls less than 25% of the voting shares and less than 33% total equity of the bank holding company or bank and has limited business relationships, director representation or other indicia of control. Depending on the nature of the overall investment and the capital structure of the banking organization, the Federal Reserve will permit, based on the policy statement, noncontrolling investments in the form of voting and nonvoting shares that represent in the aggregate (i) less than one-third of the total equity of the banking organization (and less than one-third of any class of voting securities, assuming conversion of all convertible nonvoting securities held by the entity) and (ii) less than 15% of any class of voting securities of the banking organization.

Interstate Branching

The Dodd-Frank Act permits a national or state bank, with the approval of its regulator, to open a branch in any state if the law of the state in which the branch is located would permit the establishment of the branch if the bank were a bank chartered in that state.

Anti-Tying Restrictions

Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Bank Regulation

Equity Bank operates under a Kansas state bank charter and is subject to regulation by the OSBC and the Federal Reserve. The OSBC and the Federal Reserve regulate or monitor all areas of Equity Bank’s operations, including capital requirements, issuance of stock, declaration of dividends, interest rates, deposits, loans, investments, borrowings, record keeping, establishment of branches, acquisitions, mergers, information technology and employee responsibility and conduct. The OSBC places limitations on activities of Equity Bank, including the issuance of capital notes or debentures and the holding of real estate and personal property, and requires it to maintain a certain ratio of reserves against deposits. The OSBC requires Equity Bank to file a report annually, in addition to any periodic report requested.

The Federal Reserve and the OSBC regularly examine Equity Bank and its records. The FDIC may also periodically examine and evaluate insured banks.

Standards for Safety and Soundness

As part of FDICIA’s efforts to promote the safety and soundness of depository institutions and their holding companies, appropriate federal banking regulators are required to have in place regulations specifying operational and management standards (addressing internal controls, loan documentation, credit underwriting and interest rate risk), asset quality and earnings. As discussed above, the Federal Reserve and the FDIC have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution that it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties of up to $1 million per day, issue cease-and-desist or removal orders, seek injunctions and publicly disclose such actions.

The ability of Equity Bank, as a Kansas state bank, to pay dividends is restricted under the Kansas Banking Code. Pursuant to the Kansas Banking Code, a Kansas state bank may declare and pay a dividend out of undivided profits after deducting losses to the holders of record of the stock outstanding on the date the dividend is declared. However, prior to the declaration of any dividend, a Kansas state bank must transfer 25% of its net profits since the last preceding dividend to its surplus fund until the surplus fund is equal to its total capital stock. In addition, no dividend may be declared without the approval of the OSBC, if such dividend would reduce the surplus fund to an amount less than 30% of the resulting total capital of the bank.

Equity Bank is also subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain an adequate level of capital in accordance with guidelines promulgated from time to time by the federal regulators.

The present and future dividend policy of Equity Bank is subject to the discretion of its boards of directors. In determining whether to pay dividends to Equity and, if made, the amount of the dividends, the board of directors of Equity Bank considers many of the same factors discussed above. Equity Bank cannot guarantee that it will have the financial ability to pay dividends to us, or if dividends are paid, that they will be sufficient for Equity to make distributions to its stockholders. Equity Bank is not obligated to pay dividends.

Insider Transactions

A bank is subject to certain restrictions on extensions of credit to insiders of the bank or of any affiliate. Insiders include executive officers, directors, certain principal stockholders, and their related interests. Extensions of credit include derivative transactions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions to the extent that such transactions cause a bank to have credit exposure to an insider. Any extension of credit to an insider must:

•	Be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties; and

•	Involve no more than the normal risk of repayment or present other unfavorable features.

For loans above certain threshold amounts, board approval is required, and the interested insider may not be involved. In addition, a bank may purchase an asset from or sell an asset to an insider only if the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the majority of disinterested directors.

Additional and more stringent limits apply to a bank’s transactions with its own executive officers and certain directors. These limits do not apply to transactions with all directors nor to insiders of the bank’s affiliates.

Restrictions on Transactions with Affiliates

Section 23A of the Federal Reserve Act imposes quantitative and qualitative limits on transactions between a bank and any affiliate and requires certain levels of collateral for any such loans. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of a holding company. Section 23B of the Federal Reserve Act requires that certain transactions between Equity Bank and its affiliates must be on terms substantially the same, or at least as favorable, as those prevailing at the time for comparable transactions with or involving other nonaffiliated companies. In the absence of such comparable transactions, any transaction between Equity Bank and its affiliates must be on terms and under circumstances, including credit standards, which in good faith would be offered to or would apply to nonaffiliated companies.

Rules on Regulatory Capital

Regulatory capital rules released in July 2013 pursuant to the Basel III requirements, or the Basel III rules, implement higher minimum capital requirements for bank holding companies and banks. The Basel III rules include a new common equity Tier 1 capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These enhancements are designed to both improve the quality and increase the quantity of capital required, on a fully phased-in basis, to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. The Basel III rules require banks and bank holding companies to maintain a minimum common equity Tier 1, or CET1, capital ratio of 4.5%, a total Tier 1 capital ratio of 6%, a total capital ratio of 8% and a leverage ratio of 4%. Once fully phased in, bank holding companies will also be required to hold a capital conservation buffer of CET1 capital of 2.5% to avoid limitations on capital distributions and executive compensation payments. Under the Basel III rules, bank holding companies must maintain a total risk-based capital ratio of 10% and a total Tier 1 risk-based capital ratio of 6% to be considered “well capitalized” for purposes of certain rules and requirements.

The Basel III rules also require banks to maintain a CET1 capital ratio of 6.5%, a total Tier 1 capital ratio of 8%, a total capital ratio of 10% and a leverage ratio of 5% to be deemed “well capitalized” for purposes of certain rules and prompt corrective action requirements. The risk-based ratios include a “capital conservation buffer” of 2.5%. The new capital conservation buffer requirement began to be phased in January 2016 at 0.625%

of risk-weighted assets and will increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers, if its capital level is below the buffer amount.

The Basel III rules attempt to improve the quality of capital by implementing changes to the definition of capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments, such as trust preferred securities, in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage-servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. In addition, the Basel III rules require that most regulatory capital deductions be made from CET1 capital.

Under the Basel III rules, to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must hold a capital conservation buffer composed of common equity Tier 1 capital above its minimum risk-based capital requirements. This buffer will help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The buffer is measured relative to risk-weighted assets.

The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements to meet well capitalized standards and future regulatory change could impose higher capital standards as a routine matter. Equity’s regulatory capital ratios and those of Equity Bank are in excess of the levels established for well capitalized institutions under the Basel III rules.

The Basel III rules also set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn will affect the calculation of risk-based ratios. Under the Basel III rules, higher or more sensitive risk weights would be assigned to various categories of assets, including certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on non-accrual, foreign exposures and certain corporate exposures. In addition, the Basel III rules include (i) alternative standards of credit worthiness consistent with the Dodd-Frank Act, (ii) greater recognition of collateral and guarantees and (iii) revised capital treatment for derivatives and repo-style transactions.

In addition, the Basel III rules include certain exemptions to address concerns about the regulatory burden on community banks. For example, banking organizations with less than $15 billion in consolidated assets as of December 31, 2009 are permitted to include in Tier 1 capital trust preferred securities and cumulative perpetual preferred stock issued and included in Tier 1 capital prior to May 19, 2010 on a permanent basis, without any phase out. Community banks were also permitted to make a one-time election in their March 31, 2015 quarterly filings to opt-out of the requirement to include most accumulated other comprehensive income, or AOCI, components in the calculation of CET1 capital and, in effect, retain the AOCI treatment under the current capital rules. Under the Basel III rules, Equity made the one-time, permanent election to continue to exclude AOCI from capital.

Capital Adequacy

In addition to the capital rules applicable to both banks and bank holding companies discussed above, under the prompt corrective action regulations, the federal bank regulators are required and authorized to take supervisory actions against undercapitalized banks. For this purpose, a bank is placed in one of the following five categories based on the bank’s capital (as of the new capital rules discussed above):

•	well capitalized (at least 5% leverage capital, 6.5% common equity Tier 1 risk-based capital, 8% Tier 1 risk-based capital and 10% total risk-based capital);

•	adequately capitalized (at least 4% leverage capital, 4.5% common equity Tier 1 risk-based capital, 6% Tier 1 risk-based capital and 8% total risk-based capital);

•	undercapitalized (less than 4% leverage capital, 4.5% common equity Tier 1 risk-based capital, 6% Tier 1 risk-based capital and 8% total risk-based capital);

•	significantly undercapitalized (less than 3% leverage capital, 3% common equity Tier 1 risk-based capital, 4% Tier 1 risk-based capital and 6% total risk-based capital); and

•	critically undercapitalized (less than 2% tangible capital).

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. The regulators have the discretion to downgrade a bank from one category to a lower category. Generally, subject to a narrow exception, banking regulators must appoint a receiver or conservator for an institution that is “critically undercapitalized.” An institution that is categorized as “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized” is required to submit an acceptable capital restoration plan to its appropriate federal banking agency.

Failure to meet capital guidelines could subject Equity Bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and other restrictions on Equity’s business.

As of June 30, 2016, management of Equity Bank believes that it meets all capital adequacy requirements to which it is subject, including the capital conservation buffer.

Deposit Insurance

The FDIC insures the deposits of federally insured banks up to prescribed statutory limits for each depositor, through the Deposit Insurance Fund or DIF, and safeguards the safety and soundness of the banking and thrift industries. The Dodd-Frank Act permanently raised the standard maximum deposit insurance amount to $250,000. The amount of FDIC assessments paid by each insured depository institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors.

In connection with the Dodd-Frank Act’s requirement that insurance assessments be based on assets, the FDIC has redefined its deposit insurance premium assessment base to be an institution’s average consolidated total assets minus average tangible equity. The FDIC also has revised its deposit insurance assessment rate schedule in light of this change to the assessment base. The revised rate schedule and other revisions to the assessment rules became effective April 1, 2011.

Equity is generally unable to control the amount of premiums that it is required to pay for FDIC insurance. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required. If there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, Equity Bank may be required to pay higher FDIC insurance premiums. Any future increases in FDIC insurance premiums may have a material and adverse effect on Equity’s earnings.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation, or FICO, an agency of the federal government established to recapitalize the predecessor to DIF. These assessments, which are included in Deposit Insurance Premiums on the Consolidated Statements of Income, will continue until the FICO bonds mature between 2017 and 2019.

Consumer Financial Protection Bureau

The Dodd-Frank Act created the CFPB, which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act,

Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Depository institutions with less than $10 billion in assets, such as Equity Bank, are subject to rules promulgated by the CFPB, which may increase their compliance risk and the costs associated with their compliance efforts, but such banks will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products.

The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. In addition, the Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB. The CFPB has opened inquiries into whether additional rule-making would be appropriate for overdraft protection programs.

The CFPB has issued a number of regulations related to the origination of mortgages, foreclosure and overdrafts as well as many other consumer issues. Additionally, the CFPB has proposed, or will be proposing, additional regulations on issues that directly relate to Equity’s business. Although it is difficult to predict at this time the extent to which the CFPB’s final rules impact the operations and financial condition of Equity Bank, such rules may have a material impact on its compliance costs, compliance risk and fee income.

Privacy

Under the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions’ own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.

Recent cyber-attacks against bank and other institutions that resulted in unauthorized access to confidential customer information have prompted the federal banking agencies to issue extensive guidance on cyber security. The regulatory agencies may devote more resources to this part of their safety and soundness examination than they may have in the past.

Like other lending institutions, Equity’s subsidiary bank uses credit bureau data in its underwriting activities. Use of that data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis. The act and its implementing regulation, Regulation V, cover credit reporting, prescreening, sharing of information between affiliates, and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 allows states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the act.

The Patriot Act, International Money Laundering Abatement and Financial Anti-Terrorism Act and Bank Secrecy Act

A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The Patriot Act and the International Money Laundering and Financial Anti-Terrorism Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and penalties, specifically related to the Bank Secrecy Act and expanded the extra-territorial jurisdiction of the United States. The U.S. Treasury has issued a number of implementing regulations that apply various requirements of the

Patriot Act to financial institutions, such as Equity Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers.

Failure of a financial institution and its holding company to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution. Because of the significance of regulatory emphasis on these requirements, Equity Bank will continue to expend significant staffing, technology and financial resources to maintain programs designed to ensure compliance with applicable laws and regulations and an effective audit function for testing of Equity Bank’s compliance with the Bank Secrecy Act on an ongoing basis.

Community Reinvestment Act

The CRA requires that, in connection with examinations of financial institutions within its jurisdiction, the federal and the state banking regulators, as applicable, evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Equity. Additionally, Equity must publicly disclose the terms of various CRA-related agreements.

Other Regulations

Interest and other charges that Equity Bank collects or contracts for are subject to state usury laws and federal laws concerning interest rates. Equity Bank’s loan operations are also subject to federal laws applicable to credit transactions, such as:

•	the Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	the Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	the rules and regulations of the various governmental agencies charged with the responsibility of implementing these federal laws.

In addition, Equity Bank’s deposit operations are subject to the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement such act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Concentrated Commercial Real Estate Lending Regulations

The Federal Reserve and other federal banking regulatory agencies have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm residential properties and loans for construction, land development and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing and increasing capital requirements.

All of the above laws and regulations add significantly to the cost of operating Equity and Equity Bank and thus have a negative impact on profitability. Equity would also note that there has been a tremendous expansion experienced in recent years by certain financial service providers that are not subject to the same rules and regulations as Equity and Equity Bank. These institutions, because they are not so highly regulated, have a competitive advantage over Equity and Equity Bank and may continue to draw large amounts of funds away from banking institutions, with a continuing adverse effect on the banking industry in general.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions but also by both U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of fiscal and monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of and changes in reserve requirements against member banks’ deposits and assets of foreign branches, the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates and the placing of limits on interest rates that member banks may pay on time and savings deposits. Such policies influence to a significant extent the overall growth of bank loans, investments and deposits and the interest rates charged on loans or paid on time and savings deposits. Equity cannot predict the nature of future fiscal and monetary policies and the effect of such policies on the future business and Equity’s earnings.

Information About Equity’s Properties

Equity’s principal executive offices are located at 7701 East Kellogg Drive, Wichita, Kansas 67207. Including its principal executive offices, as of June 30, 2016, Equity operated a total of 29 branches, consisting of four branches in the Wichita, Kansas metropolitan area, six branches in the Kansas City metropolitan area, three branches in Topeka, Kansas, ten branches in Western Missouri, two branches in Western Kansas and four branches in Southeast Kansas. Most of Equity Bank’s branches are equipped with automated teller machines and drive-through facilities. Equity believes all of its facilities are suitable for its operational needs. The following table summarizes pertinent details of Equity’s principal executive offices and branches, as of June 30, 2016:

Address	Owned/Leased
Principal Executive Office and Wichita Branch:
7701 East Kellogg Drive Wichita, Kansas 67207	Owned

Other Wichita Branches:
225 West Central Andover, Kansas 67002	Leased

1555 North Webb Road Wichita, Kansas 67206	Owned

10222 West Central Wichita, Kansas 67212	Owned

Address	Owned/Leased
Kansas City Branches:
6200 Northwest 63rd Terrace Kansas City, Missouri 64151	Owned

8880 West 151st Street Overland Park, Kansas 66221	Owned

4551 West 107th Street, Suite 210 Overland Park, Kansas 66207	Leased

909 Northeast Rice Road Lee’s Summit, Missouri 64086	Leased

301 Southeast Main Street Lee’s Summit, Missouri 64063	Owned

1251 Southwest Oldham Parkway Lee’s Summit, Missouri 64081	Owned

Western Missouri Branches:
1919 Highway 13 Higginsville, Missouri 64037	Owned

300 South Miller Street Sweet Springs, Missouri 65351	Owned

612 North Maguire Warrensburg, Missouri 64093	Owned

1110 South Mitchell Street Warrensburg, Missouri 64093	Leased

200 North State Street Knob Noster, Missouri 65336	Owned

920 Thompson Boulevard Sedalia, Missouri 65301	Owned

504 West Benton Street Windsor, Missouri 65360	Owned

615 East Ohio Street Clinton, Missouri 64735	Owned

100 East Main Street Warsaw, Missouri 65355	Owned

1601 Commercial Street Warsaw, Missouri 65355	Owned

Topeka Branches:
701 South Kansas Avenue Topeka, Kansas 66603	Owned

507 West 8th Street Topeka, Kansas 66603	Owned

3825 Southwest 29th Street Topeka, Kansas 66614	Leased

Address	Owned/Leased
Western Kansas Branches:
2428 Vine Street Hays, Kansas 67601	Owned

916 Washington Street Ellis, Kansas 67637	Owned

Southeast Kansas Branches:
902 McArthur Rd Coffeyville, Kansas 67337	Owned

112 East Myrtle Street Independence, Kansas 67301	Owned

801 Main Neodesha, Kansas 66757	Owned

102 North Broadway Street Pittsburg, Kansas 66762	Owned

Equity Legal Proceedings

From time to time Equity is a party to various litigation matters incidental to the conduct of its business. See “Note 11—Legal Matters” of the Condensed Notes to Interim Consolidated Financial Statements of Equity included herein.

EQUITY MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Equity is a bank holding company headquartered in Wichita, Kansas. Equity’s wholly-owned banking subsidiary, Equity Bank, provides a broad range of financial services primarily to businesses and business owners as well as individuals through Equity’s network of 29 full service branches located in Kansas and Missouri. As of June 30, 2016, Equity had consolidated total assets of $1.54 billion, total loans held for investment of $974.1 million (net of allowances), total deposits of $1.20 billion and total stockholders’ equity of $158.2 million. During the three-month periods ended June 30, 2016 and June 30, 2015, net income was $2.8 million and $2.6 million and for the six-month periods ended June 30, 2016 and June 30, 2015, net income was $6.3 million and $5.0 million.

History and Background

Since 2003, Equity has completed a series of nine acquisitions and two charter consolidations. Equity has sought to integrate the banks it acquires into Equity’s existing operational platform and enhance stockholder value through the creation of efficiencies within the combined operations. In conjunction with Equity’s strategic acquisition growth, Equity strives to reposition and improve the loan portfolio and deposit mix of the banks it acquires. Following Equity’s acquisitions, Equity focuses on identifying and disposing of problematic loans and replacing them with higher quality loans generated organically. In addition, Equity has focused on growth in Equity’s commercial loan portfolio, which Equity believes generally offers higher return opportunities than its consumer loan portfolio, primarily by hiring additional talented bankers, particularly in Equity’s metropolitan markets, and incentivizing Equity’s bankers to expand their commercial banking relationships. Equity also seeks to increase Equity’s most attractive deposit accounts primarily by growing deposits in Equity’s community markets and cross-selling Equity’s depository products to Equity’s loan customers.

Equity’s principal objective is to continue to increase stockholder value and generate consistent earnings growth by expanding Equity’s commercial banking franchise both organically and through strategic acquisitions. Equity believes its strategy of selectively acquiring and integrating community banks has provided Equity with economies of scale and improved Equity’s overall franchise efficiency. Equity expects to continue to pursue strategic acquisitions and believes Equity’s targeted market areas present it with many and varied acquisition opportunities. Equity is also focused on continuing to grow organically and believe the markets in which Equity operates currently provide meaningful opportunities to expand its commercial customer base and increase its current market share. Equity believes its geographic footprint, which is strategically split between growing metropolitan markets, such as Kansas City and Wichita, and stable community markets within Western Kansas, Western Missouri and Topeka, provides Equity with access to low cost, stable core deposits in community markets that Equity can use to fund commercial loan growth in Equity’s metropolitan markets. Equity strives to provide an enhanced banking experience for Equity’s customers by providing them with a comprehensive suite of sophisticated banking products and services tailored to meet their needs, while delivering the high-quality, relationship-based customer service of a community bank.

Critical Accounting Policies

Equity’s significant accounting policies are integral to understanding the results reported. Equity’s accounting policies are described in detail in Note 1 to the December 31, 2015 audited financial statements, which are included elsewhere in this joint proxy statement/prospectus. Equity believes that of its significant accounting policies, the following may involve a higher degree of judgement and complexity. Equity has identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgements and assumptions inherent in those policies and estimates and the potential sensitivity of Equity’s financial statements to those judgements and assumptions, are critical to an understanding of Equity’s financial condition and results of operations. Equity believes that the judgments, estimates and assumptions used in the preparation of its financial statements are appropriate.

Business Combinations: Equity applies the acquisition method of accounting for business combinations. Under the acquisition method, the acquiring entity in a business combination recognizes 100% of the assets acquired and liabilities assumed at their acquisition date fair values. Equity uses valuation techniques appropriate for the asset or liability being measured in determining these fair values. Any excess of the purchase price over amounts allocated to assets acquired, including identified intangible assets and liabilities assumed is recorded as goodwill. Where amounts allocated to assets acquired and liabilities assumed is greater than the purchase price, a bargain purchase gain is recognized. Acquisition-related costs are expensed as incurred.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of previous charge-offs and an allowance for loan losses, and for purchased loans, net of unamortized purchase premiums and discounts. Interest income is accrued on the unpaid principal balance.

Purchased Credit Impaired Loans: As a part of acquisitions, Equity acquired certain loans for which there was, at acquisition, evidence of deterioration of credit quality since origination. These purchased credit impaired loans were recorded at the amount paid, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses. Such purchased credit impaired loans are accounted for individually. Equity estimates the amount and timing of expected cash flows for each loan, and the expected cash flows in excess of the amount paid are recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over expected cash flows is not recorded (non-accretable difference). Over the life of the loan, expected cash flows continue to be estimated. If the present value of the expected cash flows is less than the carrying amount, a loss is recorded. If the present value of the expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Nonaccrual Loans: Generally, loans are designated as nonaccrual when either principal or interest payments are 90 days or more past due based on contractual terms unless the loan is well secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed against income. Future interest income may be recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Impaired Loans: A loan is considered impaired when, based on current information and events, it is probable that Equity will be unable to collect all contractual principal and interest due according to the terms of the loan agreement. All loans are individually evaluated for impairment. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or on the value of the underlying collateral if the loan is collateral dependent. Equity evaluates the collectability of both principal and interest when assessing the need for a loss accrual.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Troubled Debt Restructurings: In cases where a borrower experiences financial difficulties and Equity makes certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructured loan and classified as impaired. Generally, a nonaccrual loan that is a troubled debt restructuring remains on nonaccrual until such time that repayment of the remaining principal and interest is not in doubt, and the borrower has a period of satisfactory repayment performance.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the collectability of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. A loan review process, independent of the loan approval process, is utilized by management to verify loans are being made and administered in accordance with company policy, to review loan risk grades and potential losses, to verify that potential problem loans are receiving adequate and timely corrective measures to avoid or reduce losses, and to assist in the verification of the adequacy of the loan loss reserve. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the sale of the collateral. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, Equity determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component of the allowance for loan losses covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio and class and is based on the actual loss history experienced by Equity. This actual loss experience is then adjusted by comparing current conditions to the conditions that existed during the loss history. Equity considers the changes related to (i) lending policies, (ii) economic conditions, (iii) nature and volume of the loan portfolio and class, (iv) lending staff, (v) volume and severity of past due, non-accrual, and risk graded loans, (vi) loan review system, (vii) value of underlying collateral for collateral dependent loans, (viii) concentration levels, and (ix) effects of other external factors.

Goodwill and Core Deposit Intangibles: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Core deposit intangibles are acquired customer relationships arising from whole bank and branch acquisitions. Core deposit intangibles are initially measured at fair value and then are amortized over their estimated useful lives using an accelerated method. The useful lives of the core deposits are estimated to generally be between seven and ten years. Goodwill and core deposit intangibles are assessed at least annually for impairment and any such impairment is recognized and expensed in the period identified. Equity has selected December 31 as the date to perform Equity’s annual goodwill impairment test. Goodwill is the only intangible asset with an indefinite useful life.

Fair Value: Fair values of assets and liabilities are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, collateral values and other factors, especially in the absence of broad markets for particular assets and liabilities. Changes in assumptions or in market conditions could materially affect the estimates.

Emerging Growth Company: Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the Financial Accounting Standards Board (“FASB”) or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. Equity has irrevocably elected to adopt new accounting standards within the public company adoption period.

Equity may take advantage of some of the reduced regulatory and reporting requirements that are available to it so long as Equity qualifies as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Equity Management’s Discussion and Analysis of Financial Condition and Results of Operations—June 30, 2016

Results of Operations

Equity generates most of its revenue from interest income and fees on loans, interest and dividends on investment securities and non-interest income, such as service charges and fees, debit card income and mortgage banking income. Equity incurs interest expense on deposits and other borrowed funds and non-interest expense, such as salaries and employee benefits and occupancy expenses. On October 9, 2015, Equity completed its acquisition of First Independence Corporation and its subsidiary, First Federal Savings & Loan of Independence, Kansas, collectively referred to as “First Independence”. The acquisition of First Independence added four branch locations in southeast Kansas. Results of operations of First Independence were included in Equity’s financial results beginning October 10, 2015.

Changes in interest rates earned on interest-earning assets or incurred on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and non-interest-bearing liabilities and stockholders’ equity, are usually the largest drivers of periodic change in net interest income. Fluctuations in interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in Equity’s loan portfolio are affected by, among other factors, economic and competitive conditions in Kansas and Missouri, as well as developments affecting the commercial, consumer and real estate sectors within these markets.

Net Income

Three months ended June 30, 2016 compared with three months ended June 30, 2015:

Net income for the three months ended June 30, 2016 was $2.8 million as compared to net income of $2.6 million for the three months ended June 30, 2015. Net income allocable to common stockholders also was $2.8 million for the three months ended June 30, 2016, compared to $2.5 million for the three months ended June 30, 2015, an increase of $320 thousand, or 12.7%. On January 4, 2016, Equity redeemed the Series C preferred stock initially issued to the U.S. Treasury in 2011 as part of the Small Business Lending Fund. During 2015, the Series C preferred stock paid dividends at a rate of 1.0% on the $16.4 million outstanding. Net income allocable to common stock holders for the second quarter of 2016 increased $43 thousand due to redemption of the preferred stock. Also, during the three-month period ended June 30, 2016, increases in net interest income of $728 thousand and non-interest income of $404 thousand were partially offset by an increase in non-interest expense of $917 thousand when compared to the three-month period ended June 30, 2015. The changes in the components of net income are discussed in more detail in the following sections of “Results of Operations.”

Six months ended June 30, 2016 compared with six months ended June 30, 2015:

Net income for the six months ended June 30, 2016 was $6.3 million as compared to net income of $5.0 million for the six months ended June 30, 2015. Net income allocable to common stockholders also was $6.3 million for the six months ended June 30, 2016, compared to $4.9 million for the six months ended June 30, 2015, an increase of $1.4 million, or 27.6%. On January 4, 2016, Equity redeemed the Series C preferred stock initially issued to the U.S. Treasury in 2011 as part of the Small Business Lending Fund. During 2015, the Series

C preferred stock paid dividends at a rate of 1.0% on the $16.4 million outstanding. Net income allocable to common stock holders for the first six months of 2016 increased $85 thousand due to redemption of the preferred stock. Also, during the six-month period ended June 30, 2016, increases in net interest income of $2.4 million and non-interest income of $705 thousand were partially offset by an increase in non-interest expense of $1.6 million when compared to the six-month period ended June 30, 2015. The changes in the components of net income are discussed in more detail in the following sections of “Results of Operations.”

Net Interest Income and Net Interest Margin Analysis

Net interest income is the difference between interest income on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. To evaluate net interest income, management measures and monitors (1) yields on loans and other interest-earning assets, (2) the costs of deposits and other funding sources, (3) the net interest spread and (4) net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because non-interest-bearing sources of funds, such as non-interest-bearing deposits and stockholders’ equity also fund interest-earning assets, net interest margin includes the benefit of these non-interest-bearing sources of funds. Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a “volume change,” and it is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a “yield/rate change.”

Three months ended June 30, 2016 compared with three months ended June 30, 2015: The following table shows the average balance of each principal category of assets, liabilities, and stockholders’ equity and the average yields on interest-earning assets and average rates on interest-bearing liabilities for the three-month periods ended June 30, 2016 and 2015. The yields and rates are calculated by dividing annualized income or annualized expense by the average daily balances of the associated assets or liabilities.

Average Balance Sheets and Net Interest Analysis

	For the Three Months Ended June 30,
	2016			2015
(Dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)(4)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)(4)
Interest-earning assets:
Loans(1)	$950,243	$11,551	4.89%	$772,215	$10,737	5.58%
Taxable securities	362,724	1,987	2.20%	332,251	1,796	2.17%
Nontaxable securities	49,371	332	2.71%	44,454	265	2.39%
Federal funds sold and other	179,067	510	1.15%	32,973	169	2.06%

Total interest-earning assets	1,541,405	$14,380	3.75%	1,181,893	$12,967	4.40%

Non-interest-earning assets:
Other real estate owned, net	6,069			5,907
Premises and equipment, net	38,861			36,730
Bank owned life insurance	32,890			29,044
Goodwill and core deposit intangible, net	19,570			19,143
Other non-interest-earning assets	16,522			12,388

Total assets	$1,655,317			$1,285,105

Interest-bearing liabilities:
Interest-bearing demand deposits	$295,516	$198	0.27%	$258,913	$160	0.25%
Savings and money market	313,545	323	0.41%	244,407	202	0.33%

Savings, NOW and money market	609,061	521	0.34%	503,320	362	0.29%
Certificates of deposit	436,723	1,149	1.06%	340,981	728	0.86%

Total interest-bearing deposits	1,045,784	1,670	0.64%	844,301	1,090	0.52%
FHLB term and line of credit advances	253,067	345	0.55%	133,103	88	0.26%
Bank stock loan	—	—	0.00%	14,498	149	4.11%
Subordinated borrowings	9,334	157	6.74%	9,062	160	7.08%
Other borrowings	22,230	14	0.24%	25,301	14	0.24%

Total interest-bearing liabilities	1,330,415	$2,186	0.66%	1,026,265	$1,501	0.59%

Non-interest-bearing liabilities and stockholders’ equity:
Non-interest-bearing checking accounts	159,077			132,270
Non-interest-bearing liabilities	9,422			6,504
Stockholders’ equity	156,403			120,066

Total liabilities and stockholders’ equity	$1,655,317			$1,285,105

Net interest income		$12,194			$11,466

Interest rate spread			3.09%			3.81%

Net interest margin(2)			3.18%			3.89%

Total cost of deposits, including non-interest bearing deposits	$1,204,861	$1,670	0.56%	$976,571	$1,090	0.45%

Average interest-earning assets to interest-bearing liabilities			115.86%			115.16%

(1)	Average loan balances include nonaccrual loans.

(2)	Net interest margin is calculated by dividing annualized net interest income by average interest-earnings assets for the period.
(3)	Tax exempt income is not included in the above table on a tax equivalent basis.
(4)	Actual unrounded values are used to calculate the reported yield or rate disclosed. Accordingly, recalculations using the amounts in thousands as disclosed in this report may not produce the same amounts.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest yields/rates. The following table analyzes the change in volume variances and yield/rate variances for the three-month periods ended June 30, 2016 and 2015.

Analysis of Changes in Net Interest Income

For the Three Months Ended June 30, 2016 and 2015

	Increase (Decrease) Due to:		Total Increase / (Decrease)
(Dollars in thousands)	Volume(1)	Yield/Rate(1)
Interest-earning assets:
Loans	$2,274	$(1,460)	$814
Taxable securities	167	24	191
Nontaxable securities	31	36	67
Federal funds sold and other	447	(106)	341

Total interest-earning assets	$2,919	$(1,506)	$1,413

Interest-bearing liabilities:
Savings, NOW and money market	$89	$70	$159
Certificates of deposit	230	191	421

Total interest-bearing deposits	319	261	580
FHLB term and line of credit advances	117	140	257
Bank stock loan	(149)	—	(149)
Subordinated borrowings	5	(8)	(3)
Other borrowings	—	—	—

Total interest-bearing liabilities	$292	$393	$685

Net Interest Income	$2,627	$(1,899)	$728

(1)	The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. The changes attributable to both volume and rate, which cannot be segregated, have been allocated to the volume variance and the rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Net interest income before the provision for loan losses for the three months ended June 30, 2016 was $12.2 million compared with $11.5 million for the three months ended June 30, 2015, an increase of $728 thousand, or 6.4%. Interest income for the three months ended June 30, 2016 was $14.4 million, an increase of $1.4 million, or 10.9%, from $13.0 million for the three months ended June 30, 2015. Interest income increased primarily due to an increase in the average volume of interest-earning assets due in large part to growth in loan balances during the period. Interest expense for the three months ended June 30, 2016 was $2.2 million, an increase of $685 thousand, or 45.6%, from $1.5 million for the three months ended June 30, 2015. The increase in interest expense was primarily due to an increase in the average rate paid on interest-bearing liabilities.

Interest income on loans, including loan fees which consist of fees for loan origination, renewal, prepayment, covenant breakage and loan modification, was $11.6 million for the three months ended June 30, 2016, an increase of $814 thousand, or 7.6%, compared with the three months ended June 30, 2015. This increase was due to an increase in average loans, partially offset by a decrease in the average yield on the loan portfolio. The increase in average loan volume was primarily from increases in average loan volume of $119.1 million in mortgage loans, $26.5 million in commercial real estate loans, $21.8 million in commercial and industrial loans, $9.0 million in consumer loans and $1.7 million in average loan volume of agricultural loans. The average yield on loans was 4.89% for the three months ended June 30, 2016 and 5.58% for the three months ended June 30, 2015. The average yield on loans excluding loan fees was 4.64% for the three months ended June 30, 2016 and 5.10% for the three months ended June 30, 2015. The decrease in yield excluding loan fees was primarily due to decreases in average yields on commercial loans, mortgage loans and agricultural loans. The decrease in yield on commercial loans was the result of loan growth in a lower interest rate environment and the payoff of older higher yielding loans. The decrease in the yield on mortgage loans is due to the pay down of higher-rate older loans and origination and purchase of new loans in a low interest rate environment. The decrease in yield on agricultural loans was the result of pay downs of higher-rate, higher-credit-risk loans. Interest income on all securities was $2.3 million for the quarter ended June 30, 2016, an increase of $258 thousand when compared to the quarter ended June 30, 2015. The increase was due to the increase in average total securities of $35.4 million and a seven basis point increase in the average yield on the securities portfolio. The increase in the average volume of securities was due to the purchase of additional mortgage-backed securities and municipal securities.

Interest expense was $2.2 million for the three months ended June 30, 2016, an increase of $685 thousand over interest expense of $1.5 million for the three months ended June 30, 2015. The change in interest expense was primarily due to an increase of $304.2 million in the average volume of interest-bearing liabilities. Average savings, NOW and money market deposits increased $105.7 million for the three months ended June 30, 2016 when compared to the three months ended June 30, 2015, and the average rate on these interest-bearing deposits increased from 0.29% to 0.34% for the same periods. The average balance increase in interest-bearing deposits is the result of actively managing deposits as a funding vehicle and expansion of Equity’s customer base. The increase in rate on interest-bearing deposits is the result of actively managing the rates on this funding source to remain competitive in the market place. Average certificates of deposit increased $95.7 million for the three months ended June 30, 2016 compared to the three months ended June 30, 2015, and the average rate increased from 0.86% to 1.06% for the same period. The increase in interest expense on certificates of deposit was primarily due to the increase in longer term higher rate certificates of deposits. In February 2015, Equity prepaid older higher cost FHLB term advances and began using the FHLB line of credit advance option, which is pre-payable without a fee and resulted in a much lower funding cost. In January 2016, Equity repaid its bank stock loan using $18.6 million of the proceeds from the 2015 IPO. Total cost of funds increased seven basis points to 0.66% for the three months ended June 30, 2016 from 0.59% for the three months ended June 30, 2015.

Net interest margin was 3.18% for the three months ended June 30, 2016, a decrease of 71 basis points when compared with net interest margin of 3.89% for the three months ended June 30, 2015. The decline in Equity’s net interest margin for the three months ended June 30, 2016 is primarily due to the decrease in overall yield on interest-earnings assets and the continued utilization of an existing “leverage” or “spread” opportunity. The decrease in yield on interest-earning assets is primarily due to growth in a continually low interest rate environment and the pay down of older higher yielding assets. The spread opportunity involves borrowing overnight on Equity’s line of credit with the FHLB and investing the proceeds in FHLB stock, federal funds sold and other overnight assets, such as money market accounts in other financial institutions, resulting in a positive spread of approximately 43 basis points. Equity utilizes the spread opportunity to generate additional income. Equity can reduce or terminate the spread opportunity each business day and Equity does not presently anticipate that this opportunity would be part of its core earnings stream or strategy. Equity’s net interest margin without the spread opportunity would have been approximately 3.48% for the three months ended June 30, 2016. The spread opportunity did not begin until late June of 2015 and would have only a minimal impacted to the net interest margin reported for the three months ended June 30, 2015. These changes, including the spread opportunity, resulted in an increase in net interest income of $728 thousand, an increase in average interest-earning assets of $370.2 million and a decrease in net interest margin of 71 basis points when comparing the three-month periods ended June 30, 2016 and 2015.

Six months ended June 30, 2016 compared with six months ended June 30, 2015: The following table shows the average balance of each principal category of assets, liabilities, and stockholders’ equity and the average yields on interest-earning assets and average rates on interest-bearing liabilities for the six-month periods ended June 30, 2016 and 2015. The yields and rates are calculated by dividing annualized income or annualized expense by the average daily balances of the associated assets or liabilities.

Average Balance Sheets and Net Interest Analysis

	For the Six Months Ended June 30,
	2016			2015
(Dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)(4)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)(4)
Interest-earning assets:
Loans(1)	$947,305	$23,392	4.97%	$755,426	$21,149	5.65%
Taxable securities	369,565	4,196	2.28%	308,983	3,529	2.30%
Nontaxable securities	49,200	660	2.70%	40,278	455	2.28%
Federal funds sold and other	176,031	994	1.14%	27,849	266	1.93%

Total interest-earning assets	1,542,101	$29,242	3.81%	1,132,536	$25,399	4.52%

Non-interest-earning assets:
Other real estate owned, net	5,934			5,403
Premises and equipment, net	38,938			35,261
Bank owned life insurance	32,766			28,928
Goodwill and core deposit intangible, net	19,617			19,173
Other non-interest-earning assets	17,130			13,053

Total assets	$1,656,486			$1,234,354

Interest-bearing liabilities:
Interest-bearing demand deposits	$306,284	$400	0.26%	$266,455	$332	0.25%
Savings and money market	309,766	627	0.41%	244,852	381	0.31%

Savings, NOW and money market	616,050	1,027	0.34%	511,307	713	0.28%
Certificates of deposit	437,151	2,250	1.03%	339,155	1,413	0.84%

Total interest-bearing deposits	1,053,201	3,277	0.63%	850,462	2,126	0.50%
FHLB term and line of credit advances	251,009	677	0.54%	78,519	126	0.32%
Bank stock loan	307	—	0.09%	14,694	300	4.11%
Subordinated borrowings	9,306	310	6.69%	9,024	318	7.11%
Other borrowings	21,742	26	0.24%	25,721	30	0.24%

Total interest-bearing liabilities	1,335,565	$4,290	0.65%	978,420	$2,900	0.60%

Non-interest-bearing liabilities and stockholders’ equity:
Non-interest-bearing checking accounts	156,598			130,340
Non-interest-bearing liabilities	9,157			5,980
Stockholders’ equity	155,166			119,614

Total liabilities and stockholders’ equity	$1,656,486			$1,234,354

Net interest income		$24,952			$22,499

Interest rate spread			3.16%			3.92%

Net interest margin(2)			3.25%			4.01%

Total cost of deposits, including non-interest bearing deposits	$1,209,799	$3,277	0.54%	$980,802	$2,126	0.44%

Average interest-earning assets to interest-bearing liabilities			115.46%			115.75%

(1)	Average loan balances include nonaccrual loans.

(2)	Net interest margin is calculated by dividing annualized net interest income by average interest-earnings assets for the period.
(3)	Tax exempt income is not included in the above table on a tax equivalent basis.
(4)	Actual unrounded values are used to calculate the reported yield or rate disclosed. Accordingly, recalculations using the amounts in thousands as disclosed in this report may not produce the same amounts.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest yields/rates. The following table analyzes the change in volume variances and yield/rate variances for the six-month periods ended June 30, 2016 and 2015.

Analysis of Changes in Net Interest Income

For the Six Months Ended June 30, 2016 and 2015

	Increase (Decrease) Due to:		Total Increase / (Decrease)
(Dollars in thousands)	Volume(1)	Yield/Rate(1)
Interest-earning assets:
Loans	$4,939	$(2,696)	$2,243
Taxable securities	688	(21)	667
Nontaxable securities	111	94	205
Federal funds sold and other	878	(150)	728

Total interest-earning assets	$6,616	$(2,773)	$3,843

Interest-bearing liabilities:
Savings, NOW and money market	$167	$147	$314
Certificates of deposit	461	376	837

Total interest-bearing deposits	628	523	1,151
FHLB term and line of credit advances	420	131	551
Bank stock loan	(150)	(150)	(300)
Subordinated borrowings	10	(18)	(8)
Other borrowings	(4)	—	(4)

Total interest-bearing liabilities	$904	$486	$1,390

Net Interest Income	$5,712	$(3,259)	$2,453

(1)	The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. The changes attributable to both volume and rate, which cannot be segregated, have been allocated to the volume variance and the rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Net interest income before the provision for loan losses for the six months ended June 30, 2016 was $25.0 million compared with $22.5 million for the six months ended June 30, 2015, an increase of $2.5 million, or 10.9%. Interest income for the six months ended June 30, 2016 was $29.2 million, an increase of $3.8 million, or 15.1%, from $25.4 million for the six months ended June 30, 2015. Interest income increased primarily due to an increase in the average volume of interest-earning assets due in large part to growth in loan balances during the period. Interest expense for the six months ended June 30, 2016 was $4.3 million, an increase of $1.4 million, or 47.9%, from $2.9 million for the six months ended June 30, 2015. The increase in interest expense was primarily due to an increase in the average volume of interest-bearing liabilities.

Interest income on loans, including loan fees which consist of fees for loan origination, renewal, prepayment, covenant breakage and loan modification, was $23.4 million for the six months ended June 30, 2016, an increase of

$2.2 million, or 10.6%, compared with the six months ended June 30, 2015. This increase was due to an increase in average loans, partially offset by a decrease in the average yield on the loan portfolio. The increase in average loan volume was primarily from increases in average loan volume of $128.1 million in mortgage loans, $34.4 million in commercial and industrial loans, $19.9 million in commercial real estate loans, $9.9 million in consumer loans and $334 thousand in average loan volume of agricultural loans. The average yield on loans was 4.97% for the six months ended June 30, 2016 and 5.65% for the six months ended June 30, 2015. The average yield on loans excluding loan fees was 4.67% for the six months ended June 30, 2016 and 5.07% for the six months ended June 30, 2015. The decrease in yield excluding loan fees was primarily due to decreases in average yields on commercial loans, mortgage loans and agricultural loans. The decrease in yield on commercial loans was the result of loan growth in a lower interest rate environment and the payoff of older higher yielding loans. The decrease in the yield on mortgage loans is due to the pay down of higher-rate older loans and origination and purchase of new loans in a low interest rate environment. The decrease in yield on agricultural loans was the result of pay downs of higher-rate, higher-credit-risk loans. Interest income on all securities was $4.9 million for the six-months ended June 30, 2016, an increase of $872 thousand when compared to the six-months ended June 30, 2015. The increase was due to the increase in average total securities of $69.5 million and a three basis point increase in the average yield on the securities portfolio. The increase in the average volume of securities was due to the purchase of additional mortgage-backed securities and municipal securities.

Interest expense was $4.3 million for the six months ended June 30, 2016, an increase of $1.4 million over interest expense of $2.9 million for the six months ended June 30, 2015. The change in interest expense was primarily due to an increase of $357.1 million in the average volume of interest-bearing liabilities. Average savings, NOW and money market deposits increased $104.7 million for the six months ended June 30, 2016 when compared to the six months ended June 30, 2015, and the average rate on these interest-bearing deposits increased from 0.50% to 0.63% for the same periods. The average balance increase in interest-bearing deposits is the result of actively managing deposits as a funding vehicle and expansion of Equity’s customer base. The increase in rate on interest-bearing deposits is the result of actively managing the rates on this funding source to remain competitive in the market place. Average certificates of deposit increased $98.0 million for the six months ended June 30, 2016 compared to the six months ended June 30, 2015, and the average rate increased from 0.84% to 1.03% for the same period. The increase in interest expense on certificates of deposit was primarily due to the increase in longer term higher rate certificates of deposits. In February 2015, Equity prepaid older higher cost FHLB term advances and began using the FHLB line of credit advance option, which is pre-payable without a fee and resulted in a much lower funding cost. In January 2016, Equity repaid Equity’s bank stock loan using $18.6 million of the proceeds from the 2015 IPO. Total cost of funds increased five basis points to 0.65% for the six months ended June 30, 2016 from 0.60% for the three months ended June 30, 2015.

Net interest margin was 3.25% for the six months ended June 30, 2016, a decrease of 76 basis points when compared with net interest margin of 4.01% for the six months ended June 30, 2015. The decline in Equity’s net interest margin for the six months ended June 30, 2016 is primarily due to the decrease in overall yield on interest-earnings assets and the continued utilization of an existing “leverage” or “spread” opportunity. The decrease in yield on interest-earning assets is primarily due to growth in a continually low interest rate environment and the pay down of older higher yielding assets. The spread opportunity involves borrowing overnight on Equity’s line of credit with the FHLB and investing the proceeds in FHLB stock, federal funds sold and other overnight assets, such as money market accounts in other financial institutions, resulting in a positive spread of approximately 43 basis points. Equity utilizes the spread opportunity to generate additional income. Equity can reduce or terminate the spread opportunity each business day and it does not presently anticipate that this opportunity would be part of its core earnings stream or strategy. Equity’s net interest margin without the spread opportunity would have been approximately 3.55% for the six months ended June 30, 2016. The spread opportunity did not begin until late June of 2015 and would have only a minimal impacted to the net interest margin reported for the six months ended June 30, 2015. These changes, including the spread opportunity, resulted in an increase in net interest income of $2.5 million, an increase in average interest-earning assets of $409.6 million and a decrease in net interest margin of 76 basis points when comparing the six-month periods ended June 30, 2016 and 2015.

Provision for Loan Losses

Equity maintains an allowance for loan losses for probable incurred credit losses. The allowance for loan losses is increased by a provision for loan losses, which is a charge to earnings, and subsequent recoveries of amounts previously charged-off, but is decreased by charge-offs when the collectability of a loan balance is unlikely. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values, discounted cash flows, economic conditions, and other factors including regulatory guidance, as described in ”Financial Condition—Allowance for loan losses.” As these factors change, the amount of the loan loss provision changes.

Three months ended June 30, 2016 compared with three months ended June 30, 2015: The provision for loan losses for the three months ended June 30, 2016 was $532 thousand compared with $605 thousand for the three months ended June 30, 2015. Net charge-offs for the three months ended June 30, 2016 were $482 thousand compared to net charge-offs of $1.5 million for the three months ended June 30, 2015. For the three months ended June 30, 2016, gross charge-offs were $550 thousand offset by gross recoveries of $68 thousand. In comparison, gross charge-offs were $1.6 million for the three months ended June 30, 2015 offset by gross recoveries of $34 thousand.

Six months ended June 30, 2016 compared with six months ended June 30, 2015: The provision for loan losses for the six months ended June 30, 2016 was $1.3 million compared with $1.3 million for the six months ended June 30, 2015. Net charge-offs for the six months ended June 30, 2016 were $731 thousand compared to net charge-offs of $1.7 million for the six months ended June 30, 2015. For the six months ended June 30, 2016, gross charge-offs were $841 thousand offset by gross recoveries of $110 thousand. In comparison, gross charge-offs were $1.7 million for the six months ended June 30, 2015 offset by gross recoveries of $89 thousand.

Non-Interest Income

The primary sources of non-interest income are service charges and fees, debit card income, mortgage banking income, increases in the value of bank owned life insurance, investment referral income, the recovery of zero-basis purchased loans, and net gain from securities transactions. Non-interest income does not include loan origination or other loan fees which are recognized as an adjustment to yield using the interest method.

Three months ended June 30, 2016 compared with three months ended June 30, 2015: The following table provides a comparison of the major components of non-interest income for the three months ended June 30, 2016 and 2015:

Non-Interest Income

For the Three Months Ended June 30,

			2016 vs. 2015
(Dollars in thousands)	2016	2015	Change	%
Service charges and fees	$807	$615	$192	31.2%
Debit card income	728	540	188	34.8%
Mortgage banking	335	375	(40)	(10.7)%
Increase in value of bank owned life insurance	246	231	15	6.5%
Investment referral income	120	136	(16)	(11.8)%
Recovery on zero-basis purchased loans	15	18	(3)	(16.7)%
Other	142	131	11	8.4%

Sub-Total	2,393	2,046	347	17.0%
Net gain from securities transactions	59	2	57	2,850.0%

Total non-interest income	$2,452	$2,048	$404	19.7%

For the three months ended June 30, 2016, non-interest income totaled $2.5 million, an increase of $404 thousand, or 19.7%, compared with the three months ended June 30, 2015. The increase was primarily due to increases in service charges and fees and debit card income, partially offset by decreases in mortgage banking and recovery on zero-basis purchased loans. Service charges and fees increased $192 thousand from $615 thousand at June 30, 2015 to $807 thousand at June 30, 2016, and debit card income increased $188 thousand for the same period from $540 thousand at June 30, 2015 to $728 thousand at June 30, 2016. Equity’s principal source of service charges and fees is non-sufficient funds charges, which are cyclical in nature and generally fluctuate with the change in volume of transaction deposit accounts and economic conditions impacting Equity’s customers. In addition, $163 thousand of the increase in service charges and fees and $151 thousand of the increase in debit card income are attributable to the addition of accounts and higher transaction volumes associated with the First Independence acquisition.

Six months ended June 30, 2016 compared with six months ended June 30, 2015: The following table provides a comparison of the major components of non-interest income for the six months ended June 30, 2016 and 2015:

Non-Interest Income

For the Six Months Ended June 30,

			2016 vs. 2015
(Dollars in thousands)	2016	2015	Change	%
Service charges and fees	$1,586	$1,170	$416	35.6%
Debit card income	1,405	981	424	43.2%
Mortgage banking	577	578	(1)	(0.2)%
Increase in value of bank owned life insurance	497	466	31	6.7%
Investment referral income	243	293	(50)	(17.1)%
Recovery on zero-basis purchased loans	41	356	(315)	(88.5)%
Other	322	231	91	39.4%

Sub-Total	4,671	4,075	596	14.6%
Net gain from securities transactions	479	370	109	29.5%

Total non-interest income	$5,150	$4,445	$705	15.9%

For the six months ended June 30, 2016, non-interest income totaled $5.2 million, an increase of $705 thousand, or 15.9%, compared with the six months ended June 30, 2015. The increase was primarily due to increases in service charges and fees and debit card income, partially offset by a decrease in recovery on zero-basis purchased loans. In connection with acquisitions, Equity receives the rights to certain loans that were previously charged off by the acquired bank. At acquisition, there was no expectation of future cash flows from these previously charged-off loans and thus they were assigned a zero basis. Subsequent to acquisition, Equity has received cash payments on such loans. Timing and receipt of such payments, if any, are not easily predictable. Service charges and fees increased $416 thousand from $1.2 million at June 30, 2015 to $1.6 million at June 30, 2016, and debit card income increased $424 thousand for the same period from $981 thousand at June 30, 2015 to $1.4 million at June 30, 2016. Equity’s principal source of service charges and fees is non-sufficient funds charges, which are cyclical in nature and generally fluctuate with the change in volume of transaction deposit accounts and economic conditions impacting Equity’s customers. In addition, $324 thousand of the increase in service charges and fees and $324 thousand of the increase in debit card income are attributable to the addition of accounts and higher transaction volumes associated with the First Independence acquisition.

Non-Interest Expense

Three months ended June 30, 2016 compared with three months ended June 30, 2015: For the three months ended June 30, 2016, non-interest expense totaled $9.9 million, an increase of $914 thousand, or 10.1%, compared with the three months ended June 30, 2015. The overall increase was primarily due to an increase in salaries and employee benefits of $384 thousand, an increase in data processing of $142 thousand and an increase in professional fees of $127 thousand, partially offset by a decrease in other real estate owned of $114 thousand. Non-interest expense for the three-month period ended June 30, 2016 includes $430 thousand of incremental operating expenses attributable to the four branch locations acquired with the First Independence acquisition. These items and other changes in the various components of non-interest expense are discussed in more detail below.

The following table provides a comparison of the major components of non-interest expense for the three months ended June 30, 2016 and 2015.

Non-Interest Expense

For the Three Months Ended June 30,

			2016 vs. 2015
(Dollars in thousands)	2016	2015	Change	%
Salaries and employee benefits	$5,246	$4,862	$384	7.9%
Net occupancy and equipment	1,068	1,020	48	4.7%
Data processing	869	727	142	19.5%
Professional fees	568	441	127	28.8%
Advertising and business development	330	277	53	19.1%
Telecommunications	287	198	89	44.9%
FDIC insurance	255	175	80	45.7%
Courier and postage	158	126	32	25.4%
Loan expense	168	118	50	42.4%
Amortization of core deposit intangible	86	61	25	41.0%
Other real estate owned	(58)	56	(114)	(203.6)%
Other	964	966	(2)	(0.2)%

Sub-Total	9,941	9,027	914	10.1%
Loss on debt extinguishment	—	—	—	—

Total non-interest expense	$9,941	$9,027	$914	10.1%

Salaries and employee benefits: Salaries and benefits were $5.2 million for the three months ended June 30, 2016, as compared to $4.9 million for the three months ended June 30, 2015. The increase in salaries and benefits of $384 thousand includes approximately $287 thousand attributable to the First Independence acquisition, including $21 thousand associated with Equity’s assumption of obligations related to First Independence’s participation in the Pentegra Defined Benefit Plan for Financial Institutions. Included in salaries and employee benefits is stock based compensation expense of $67 thousand for the three months ended June 30, 2016 and $41 thousand in the comparable period of 2015. The increase of $26 thousand in stock based compensation is attributable to options granted at December 31, 2015. The remaining $71 thousand increase in salaries and benefits reflect cost-of-living/merit raises and the addition of lending, customer service and operations staff.

Net occupancy and equipment: Net occupancy and equipment includes expenses related to the use of premises and equipment, such as depreciation, operating lease payments, repairs and maintenance, insurance, property taxes and utilities, and is net of incidental rental income of excess facilities. Occupancy expenses were $1.1 million for the three months ended June 30, 2016 and $1.0 million for the three months ended June 30, 2015. The purchase of the corporate headquarters building in April 2015 resulted in a decrease in building rent but was offset by an increase in depreciation expense. In addition, the 2016 expenses include expenses for four branches that were part of the acquisition of First Independence.

Data processing: Data processing expenses were $869 thousand and $727 thousand for the three-month periods ended June 30, 2016 and 2015. The increase of $142 thousand was principally due to increased debit card processing costs as usage has increased.

Professional fees: Professional fees, including regulatory assessments were $568 thousand for the three months ended June 30, 2016 and $441 thousand for the three months ended June 30, 2015. Included in second-quarter-2016 professional fees was $87 thousand related to a prospective acquisition which did not result in a definitive agreement. Other increases in professional fees are associated with the reporting requirements of being a public company.

Other real estate owned: Other real estate owned expenses, including provision for unrealized losses were $100 thousand for the three months ended June 30, 2016, offset by gains on the sale of other real estate owned of $158 thousand. For the three months ended June 30, 2015, other real estate owned expenses, including provision for unrealized losses were $78 thousand, offset by gains on the sale of other real estate owned of $22 thousand.

Other: Other non-interest expenses, which consist of subscriptions; memberships and dues; employee expenses including travel, meals, entertainment and education; supplies; printing; insurance; account related losses; correspondent bank fees; customer program expenses; losses net of gains on the sale of fixed assets and other operating expenses such as settlement of claims, were $964 thousand for the three months ended June 30, 2016 and $966 thousand for the three months ended June 30, 2015. The $2 thousand decrease in other non-interest expenses was attributable to a settlement of $180 thousand, offset by stock listing and transfer services and investor relations costs associated with being a public company, increased deposit customer program expenses associated with additional deposit customers taking advantage of the benefit of free ATM usage anywhere in the United States, as well as incremental operating costs attributable to the acquired First Independence branches.

Six months ended June 30, 2016 compared with six months ended June 30, 2015: For the six months ended June 30, 2016, non-interest expense totaled $19.6 million, an increase of $1.6 million, or 8.8%, compared with the six months ended June 30, 2015. The overall increase was primarily due to an increase in salaries and employee benefits of $874 thousand, an increase in data processing of $326 thousand, an increase in FDIC insurance of $162 thousand and an increase in other expense of $160 thousand, partially offset by decreases in loss on debt extinguishment of $258 thousand and other real estate owned of $113 thousand. Non-interest expense for the six-month period ended June 30, 2016 includes $899 thousand of incremental operating expenses attributable to the four branch locations acquired with the First Independence acquisition. These items and other changes in the various components of non-interest expense are discussed in more detail below.

The following table provides a comparison of the major components of non-interest expense for the six months ended June 30, 2016 and 2015.

Non-Interest Expense

For the Six Months Ended June 30,

			2016 vs. 2015
(Dollars in thousands)	2016	2015	Change	%
Salaries and employee benefits	$10,458	$9,584	$874	9.1%
Net occupancy and equipment	2,162	2,126	36	1.7%
Data processing	1,707	1,381	326	23.6%
Professional fees	1,017	912	105	11.5%
Advertising and business development	548	568	(20)	(3.5)%
Telecommunications	518	379	139	36.7%
FDIC insurance	513	351	162	46.1%
Courier and postage	303	263	40	15.2%
Loan expense	260	178	82	46.1%
Amortization of core deposit intangible	173	121	52	43.0%
Other real estate owned	8	121	(113)	(93.4)%
Other	1,905	1,745	160	9.2%

Sub-Total	19,572	17,729	1,843	10.4%
Loss on debt extinguishment	58	316	(258)	(81.6)%

Total non-interest expense	$19,630	$18,045	$1,585	8.8%

Salaries and employee benefits: Salaries and benefits were $10.5 million for the six months ended June 30, 2016, as compared to $9.6 million for the six months ended June 30, 2015. The increase in salaries and benefits of $874 thousand includes approximately $567 thousand attributable to the First Independence acquisition, including $42 thousand associated with Equity’s assumption of obligations related to First Independence’s participation in the Pentegra Defined Benefit Plan for Financial Institutions. Included in salaries and employee benefits is stock-based compensation expense of $135 thousand for the six months ended June 30, 2016 and $81 thousand in the comparable period of 2015. The increase of $54 thousand in stock-based compensation is attributable to options granted at December 31, 2015. The remaining $253 thousand increase in salaries and benefits reflect cost-of-living/merit raises and the addition of lending, customer service and operations staff.

Net occupancy and equipment: Net occupancy and equipment includes expenses related to the use of premises and equipment, such as depreciation, operating lease payments, repairs and maintenance, insurance, property taxes and utilities, and is net of incidental rental income of excess facilities. Occupancy expenses were $2.2 million for the six months ended June 30, 2016 and $2.1 million for the six months ended June 30, 2015. The purchase of the corporate headquarters building in April 2015 resulted in a decrease in building rent but was offset by an increase in depreciation expense. In addition, the 2016 expenses include expenses for four branches that were part of the acquisition of First Independence.

Data processing: Data processing expenses were $1.7 million and $1.4 million for the six-month periods ended June 30, 2016 and 2015. The increase of $326 thousand was principally due to increased debit card processing costs as usage has increased.

Professional fees: Professional fees, including regulatory assessments were $1.1 million for the six months ended June 30, 2016 and $912 thousand for the six months ended June 30, 2015. Increased legal expenses associated with a 2016 prospective acquisition, which did not result in a definitive agreement, were partially offset by reduced legal fees related to the June 2015 settlement of a lawsuit. Other increases in professional fees are principally associated with the reporting requirements of being a public company.

Other real estate owned: Other real estate owned expenses, including provision for unrealized losses were $168 thousand for the six months ended June 30, 2016, offset by gains on the sale of other real estate owned of $160 thousand. For the six months ended June 30, 2015, other real estate owned expenses, including provision for unrealized losses were $190 thousand, offset by gains on the sale of other real estate owned of $69 thousand.

Other: Other non-interest expenses, which consist of subscriptions; memberships and dues; employee expenses including travel, meals, entertainment and education; supplies; printing; insurance; account related losses; correspondent bank fees; deposit customer program expenses; losses net of gains on the sale of fixed assets and other operating expenses such as settlement of claims, were $1.9 million for the six months ended June 30, 2016 and $1.7 million for the six months ended June 30, 2015. The $160 thousand increase in other non-interest expenses includes stock listing and transfer services and investor relations costs associated with being a public company, increased deposit customer program expenses associated with additional deposit customers taking advantage of the benefit of free ATM usage anywhere in the United States, as well as incremental operating costs attributable to the acquired First Independence branches.

Loss on extinguishment of debt: In the first quarter of 2015, Equity chose to incur a $316 thousand loss on extinguishment of debt due to the prepayment of all of its FHLB term advances. The weighted average rate of the FHLB term advances was 3.82%, and to the extent that additional funding was needed Equity’s FHLB line of credit has a lower cost of funds. In the first quarter of 2016, Equity paid Equity’s bank stock loan and wrote off the deferred debt issuance costs associated with this loan resulting in the loss on debt extinguishment in the first six months of 2016.

Efficiency Ratio

The efficiency ratio is a supplemental financial measure utilized in the internal evaluation of Equity’s performance and is not defined under GAAP. Equity’s efficiency ratio is computed by dividing non-interest expense, excluding merger expenses and loss on debt extinguishment by the sum of net interest income and non-interest income, excluding net gain from securities transactions. Generally, an increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources.

Equity’s efficiency ratio was 68.1% for the three months ended June 30, 2016, compared with 66.8% for the three months ended June 30, 2015. The increase was primarily due to increased non-interest expense, as discussed in “Results of Operations—Non-Interest Expense.”

Equity’s efficiency ratio was 66.1% for the six months ended June 30, 2016, compared with 66.7% for the six months ended June 30, 2015. The decrease was primarily due to increased net interest income, as discussed in “Results of Operations—Net Interest Income and Net Interest Margin Analysis,” and increased non-interest income.

Income Taxes

The amount of income tax expense is influenced by the amount of pre-tax income, the amounts of tax-exempt investment income, non-taxable life insurance income, non-deductible expenses and available federal income tax credits.

Three months ended June 30, 2016 compared with three months ended June 30, 2015: For the three months ended June 30, 2016, income tax expense was $1.3 million compared with $1.3 million for the three months ended June 30, 2015. Although income before income taxes was higher in the second quarter of 2016 as compared to the second quarter of 2015, Equity’s effective tax rate for the second quarter of 2016 was lower at 31.8% as compared to 33.8% for the second quarter of 2015. The U.S. statutory rate was 35.0% for both periods. The lower effective income tax rate for 2016 is principally due to the benefit of increased income tax credits from investment in qualified affordable housing projects, including additional tax credits acquired in the First Independence acquisition.

Six months ended June 30, 2016 compared with six months ended June 30, 2015: For the six months ended June 30, 2016, income tax expense was $2.9 million compared with $2.6 million for the six months ended June 30, 2015. The increase in income tax expense was primarily attributable to increased pre-tax income in 2016, partially offset by a lower effective tax rate in 2016 as compared to 2015. Equity’s effective tax rate for the first six months of 2016 was 31.8% as compared to 33.8% for the first six months of 2015. The U.S. statutory rate was 35.0% for both periods. The lower effective income tax rate for the first six months of 2016 is principally due to the benefit of increased income tax credits from investment in qualified affordable housing projects, including additional tax credits acquired in the First Independence acquisition.

Impact of Inflation

Equity’s consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of Equity’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Equity’s performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Financial Condition

Equity’s total assets decreased $40.9 million, or 2.6%, from $1.59 billion at December 31, 2015, to $1.54 billion at June 30, 2016. The decrease in total assets was primarily from decreases of $48.9 million in investment securities and $10.6 million in cash and cash equivalents partially offset by an increase of $19.2 million in net loans held for investment. Equity’s total liabilities decreased $31.8 million, or 2.2%, from $1.42 billion at December 31, 2015 to $1.39 billion at June 30, 2016. The decrease in total liabilities was primarily from decreases in total deposits of $19.1 million and repayment of the bank stock loan of $18.6 million, partially offset by increases in FHLB advance of $2.2 million and increases in federal funds purchased and retail repurchase agreements of $2.0 million. Equity’s total stockholders’ equity decreased $9.0 million, or 5.4%, from $167.2 million at December 31, 2015 to $158.2 million at June 30, 2016. The decrease in total stockholders’ equity was primarily from redemption of Series C preferred stock of $16.4 million, partially offset by an increase in retained earnings of $6.3 million, an increase in the value of the securities portfolio recognized in other accumulated comprehensive earnings of $639 thousand and an increase additional paid-in capital of $403 thousand.

Loan Portfolio

Loans are Equity’s largest category of earning assets and typically provide higher yields than other types of earning assets. At June 30, 2016, Equity’s gross loans held for portfolio totaled $980.1 million, an increase of $19.8 million, or 2.1%, compared with December 31, 2015. The overall increase in loan volume consisted of $17.8 million, or 90.2%, from real estate construction; $12.2 million, or 61.6%, from residential real estate; $796 thousand, or 4.0%, from consumer; and $485 thousand, or 2.5%, from agricultural, but were partially offset by decreases of $8.6 million, or 43.4%, from commercial and industrial; $1.6 million, or 8.2%, from agricultural real estate; and $1.3 million, or 6.7%, from commercial real estate. Equity also had loans classified as held for sale totaling $4.0 million at June 30, 2016.

Equity’s loan portfolio consists of various types of loans, most of which are made to borrowers located in the Wichita and Kansas City MSAs, as well as various community markets throughout Kansas and Missouri. The majority of Equity’s loan portfolio consists of commercial and industrial and commercial real estate loans and a substantial portion of Equity’s borrowers’ ability to honor their obligations is dependent on local economic conditions in Kansas and Missouri. As of June 30, 2016, there was no concentration of loans to any one type of industry exceeding 10% of total loans.

At June 30, 2016, total loans were 81.9% of deposits and 63.4% of total assets. At December 31, 2015, total loans were 79.0% of deposits and 60.6% of total assets.

The organic, or non-acquired, growth in Equity’s loan portfolio is attributable to Equity’s ability to attract new customers from other financial institutions and overall growth in Equity’s markets. Several new lenders have been hired in Equity’s markets, and Equity believes these lenders have been successful in transitioning their former clients and attracting new clients. Lending activities originate from the efforts of Equity’s lenders, with an emphasis on lending to individuals, professionals, small to medium-sized businesses and commercial companies located in the Wichita and Kansas City MSAs, as well as community markets in both Kansas and Missouri.

Equity provides commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, SBA loans, agricultural and agricultural real estate loans, letters of credit and other loan products to national and regional companies, real estate developers, mortgage lenders, manufacturing and industrial companies and other businesses. The types of loans Equity makes to consumers include residential real estate loans, home equity loans, home equity lines of credit, installment loans, unsecured and secured personal lines of credit, overdraft protection and letters of credit.

The following table summarizes Equity’s loan portfolio by type of loan as of the dates indicated:

Composition of Loan Portfolio

	June 30, 2016		December 31, 2015
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial and industrial	$253,468	25.8%	$262,032	27.3%
Real estate loans:
Commercial real estate	341,766	34.9%	343,096	35.7%
Real estate construction	71,733	7.3%	53,921	5.6%
Residential real estate	262,387	26.8%	250,216	26.1%
Agricultural real estate	16,565	1.7%	18,180	1.9%

Total real estate loans	692,451	70.7%	665,413	69.3%
Consumer	17,899	1.8%	17,103	1.8%
Agricultural	16,292	1.7%	15,807	1.6%

Total loans held for investment	$980,110	100.0%	$960,355	100.0%

Total loans held for sale	$4,002	100.0%	$3,504	100.0%

Total loans (net of allowances)	$974,080	100.0%	$954,849	100.0%

Commercial and industrial: Commercial and industrial loans include loans used to purchase fixed assets, to provide working capital, or meet other financing needs of the business. Equity’s commercial and industrial portfolio totaled $253.5 million at June 30, 2016, a decrease of $8.6 million, or 3.3%, compared to December 31, 2015. Excluding a decline in mortgage finance loan participation balances of $18.9 million, the commercial and industrial portfolio saw an increase of $10.3 million compared to December 31, 2015.

Commercial real estate: Commercial real estate loans include all loans secured by nonfarm nonresidential properties and by multifamily residential properties, as well as 1-4 family investment-purpose real estate loans. Equity’s commercial real estate loans were $341.8 million at June 30, 2016, a decrease of $1.3 million, or 0.4%, compared to December 31, 2015.

Real estate construction: Real estate construction loans include loans made for the purpose of acquisition, development, or construction of real property, both commercial and consumer. Equity’s real estate construction portfolio totaled $71.7 million at June 30, 2016, an increase of $17.8 million, or 33.0%, compared to December 31, 2015.

Residential real estate: Residential real estate loans include loans secured by primary or secondary personal residences. Equity’s residential real estate portfolio totaled $262.4 million at June 30, 2016, an increase of $12.2 million, or 4.9%, compared to December 31, 2015. In May 2016, Equity purchased a pool of residential mortgages totaling $19.7 million in an effort to diversify Equity’s loan portfolio and increase interest income. Equity’s purchased residential real estate loans totaled $88.3 at June 30, 2016, an increase of $13.6 compared to December 31, 2015, or 111.6% of the overall increase in residential real estate loans.

Agricultural real estate, Agricultural, Consumer and other: Agricultural real estate loans are loans related to farmland. Agricultural loans are primarily operating lines subject to annual farming revenues including productivity/yield of the agricultural commodities produced. Consumer loans are generally secured by consumer assets, but may be unsecured. These three loan pools form an immaterial portion of Equity’s overall loan portfolio.

The contractual maturity ranges of loans in Equity’s loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of June 30, 2016 are summarized in the following table:

Loan Maturity and Sensitivity to Changes in Interest Rates

	As of June 30, 2016
	One year or less	After one year through five years	After five years	Total
	(Dollars in thousands)
Commercial and industrial	$92,078	$119,015	$42,375	$253,468
Real Estate:
Commercial real estate	77,261	173,298	91,207	341,766
Real estate construction	30,278	32,592	8,863	71,733
Residential real estate	5,654	8,464	248,269	262,387
Agricultural real estate	5,266	4,920	6,379	16,565

Total real estate	118,459	219,274	354,718	692,451
Consumer	1,926	10,535	5,438	17,899
Agricultural	10,071	4,486	1,735	16,292

Total	$222,534	$353,310	$404,266	$980,110

Loans with a predetermined fixed interest rate	106,091	210,082	131,181	447,354
Loans with an adjustable/floating interest rate	116,443	143,228	273,085	532,756

Total	$222,534	$353,310	$404,266	$980,110

The contractual maturity ranges of loans in Equity’s loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 2015 are summarized in the following table:

Loan Maturity and Sensitivity to Changes in Interest Rates

	As of December 31, 2015
	One year or less	After one year through five years	After five years	Total
	(Dollars in thousands)
Commercial and industrial	$125,800	$93,842	$42,390	$262,032
Real Estate:
Commercial real estate	66,576	184,759	91,761	343,096
Real estate construction	23,455	22,537	7,929	53,921
Residential real estate	5,080	11,497	233,639	250,216
Agricultural real estate	4,984	6,452	6,744	18,180

Total real estate	100,095	225,245	340,073	665,413
Consumer	2,097	10,013	4,993	17,103
Agricultural	9,871	3,785	2,151	15,807

Total	$237,863	$332,885	$389,607	$960,355

Loans with a predetermined fixed interest rate	110,401	231,026	125,579	467,006
Loans with an adjustable/floating interest rate	127,462	101,859	264,028	493,349

Total	$237,863	$332,885	$389,607	$960,355

Credit Quality Indicators

Equity categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Loans are analyzed individually and classified based on credit risk. Consumer loans are considered pass credits unless downgraded due to payment status or reviewed as part of a larger credit relationship. Equity uses the following definitions for risk ratings:

Pass: Loans classified as pass do not have any noted weaknesses and repayment of the loan is expected.

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of Equity’s credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The risk category of loans by class of loans is as follows as of June 30, 2016:

Risk Category of Loans by Class

	As of June 30, 2016
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and industrial	$252,826	$—	$642	$—	$253,468
Real estate:
Commercial real estate	335,011	—	6,755	—	341,766
Real estate construction	71,255	—	478	—	71,733
Residential real estate	259,592	—	2,795	—	262,387
Agricultural real estate	15,552	—	1,013	—	16,565

Total real estate	681,410	—	11,041	—	692,451
Consumer	17,587	—	312	—	17,899
Agricultural	16,052	—	240	—	16,292

Total	$967,875	$—	$12,235	$—	$980,110

The risk category of loans by class of loans is as follows as of December 31, 2015:

Risk Category of Loans by Class

	As of December 31, 2015
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and industrial	$260,669	$—	$1,363	$—	$262,032
Real estate:
Commercial real estate	333,609	—	9,487	—	343,096
Real estate construction	53,308	—	613	—	53,921
Residential real estate	246,901	—	3,315	—	250,216
Agricultural real estate	17,810	—	370	—	18,180

Total real estate	651,628	—	13,785	—	665,413
Consumer	17,000	—	103	—	17,103
Agricultural	15,707	—	100	—	15,807

Total	$945,004	$—	$15,351	$—	$960,355

At June 30, 2016, loans considered pass rated credits increased to 98.8% of total loans, up from 98.4% of total loans at December 31, 2015. Classified loans were $12.2 million at June 30, 2016, a decrease of $3.1 million, or 20.3%, from $15.4 million at December 31, 2015. The decrease primarily resulted from Equity’s continued focus on resolving classified loans in a timely manner as well as economic improvement in Equity’s principal markets.

Nonperforming Assets

The following table presents information regarding nonperforming assets at the dates indicated:

Nonperforming Assets

	June 30, 2016	December 31, 2015
	(Dollars in thousands)
Nonaccrual loans	$7,855	$8,197
Accruing loans 90 or more days past due	—	35
Restructured loans-accruing	—	—
OREO acquired through foreclosure, net	4,898	5,811

Total nonperforming assets	$12,753	$14,043

Ratios:
Nonperforming assets to total assets	0.83%	0.89%

Nonperforming assets to total loans plus OREO	1.29%	1.45%

Nonperforming assets (“NPAs”) include loans on nonaccrual status, accruing loans 90 or more days past due, restructured loans, and other real estate acquired through foreclosure. Impaired loans do not include purchased loans that were identified upon acquisition as having experienced credit deterioration since origination (“purchased credit impaired loans” or “PCI loans”). See the “Critical Accounting Policies” section for information regarding the review of loans for determining the allowance for loan loss and impairment.

Generally, loans are designated as nonaccrual when either principal or interest payments are 90 days or more past due based on contractual terms, unless the loan is well secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed against income. Future interest income may be recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Equity had $7.9 million in nonperforming loans at June 30, 2016, compared with $8.2 million at December 31, 2015. The nonperforming loans at June 30, 2016 consisted of 96 separate credits and 82 separate borrowers. Equity had no non-performing loan relationships with an outstanding balance in excess of $1.0 million as of June 30, 2016.

There are several procedures in place to assist Equity in maintaining the overall quality of its loan portfolio. Equity has established underwriting guidelines to be followed by lenders, and also monitor delinquency levels for any negative or adverse trends. In accordance with applicable regulation, appraisals or evaluations are required to independently value real estate and, as an important element, to consider when underwriting loans secured in part or in whole by real estate. The value of real estate collateral provides additional support to the borrower’s credit capacity. There can be no assurance; however, that Equity’s loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

Potential Problem Loans

Potential problem loans consist of loans that are performing in accordance with contractual terms, but for which management has concerns about the borrower’s ability to comply with repayment terms because of the borrower’s potential financial difficulties. Potential problem loans are assigned a grade of special mention or substandard. At June 30, 2016, Equity had $4.4 million in potential problem loans which were not included in either non-accrual or 90 days past due categories, compared to $7.1 million at December 31, 2015.

With respect to potential problem loans, all monitored and under-performing loans are reviewed and evaluated to determine if they are impaired. If Equity determines that a loan is impaired, then it evaluates the borrower’s overall financial condition to determine the need, if any, for possible write downs or appropriate additions to the allowance for loan losses based on the unlikelihood of full repayment of principal and interest in accordance with the contractual terms or the net realizable value of the pledged collateral.

Allowance for loan losses

Please see “Critical Accounting Policies—Allowance for Loan Losses” for additional discussion of Equity’s allowance policy.

In connection with Equity’s review of the loan portfolio, risk elements attributable to particular loan types or categories are considered when assessing the quality of individual loans. Some of the risk elements include:

•	Commercial and industrial loans are dependent on the strength of the industries of the related borrowers and the success of their businesses. Commercial and industrial loans are advanced for equipment purchases, to provide working capital, or meet other financing needs of the business. These loans may be secured by accounts receivable, inventory, equipment, or other business assets. Financial information is obtained from the borrower to evaluate the debt service coverage and ability to repay the loans.

•	Commercial real estate loans are dependent on the industries tied to these loans as well as the local commercial real estate market. The loans are secured by the real estate, and appraisals are obtained to support the loan amount. An evaluation of the project’s cash flows is performed to evaluate the borrower’s ability to repay the loan at the time of origination and periodically updated during the life of the loan. Residential real estate loans are affected by the local residential real estate market, the local economy, and movement in interest rates. Equity evaluates the borrower’s repayment ability through a review of credit reports and debt to income ratios. Appraisals are obtained to support the loan amount.

•	Agricultural real estate loans are real estate loans related to farmland, and are affected by the value of farmland. Equity evaluates the borrower’s ability to repay based on cash flows from farming operations.

•	Consumer loans are dependent on the local economy. Consumer loans are generally secured by consumer assets, but may be unsecured. Equity evaluates the borrower’s repayment ability through a review of credit scores and an evaluation of debt to income ratios.

•	Agricultural loans are primarily operating lines subject to annual farming revenues including productivity/yield of the agricultural commodities produced and the market pricing at the time of sale.

Purchased credit impaired loans: As part of previous acquisitions, Equity acquired certain loans for which there was, at acquisition, evidence of deterioration of credit quality since origination. These purchased credit impaired loans were recorded at the amount paid, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses. Purchased credit impaired loans are accounted for individually. Equity estimates the amount and timing of expected cash flows for each loan, and the expected cash flows in excess of the amount paid are recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over expected cash flows is not recorded (non-accretable difference). Over the life of the loan, expected cash flows continue to be estimated. If the present value of the expected cash flows is less than the carrying amount, a loss is recorded. If the present value of the expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

The table below shows the contractually required principal loan payments and the associated purchase discount on Equity’s purchased credit impaired portfolio.

Recorded Investment in Purchased Credit Impaired Loans

	June 30, 2016	December 31, 2015
	(Dollars in thousands)
Contractually required payments	$6,759	$7,550
Discount	(1,583)	(1,794)

Recorded investment	$5,176	$5,756

Analysis of allowance for loan losses: At June 30, 2016, the allowance for loan losses totaled $6.0 million, or 0.62% of total loans. At December 31, 2015 the allowance for loan losses aggregated $5.5 million, or 0.57% of total loans.

The allowance for loan losses on loans collectively evaluated for impairment totaled $5.7 million, or 0.59%, of the $969.2 million in loans collectively evaluated for impairment at June 30, 2016, compared to an allowance for loan losses of $5.2 million, or 0.55% of the $948.9 million in loans collectively evaluated for impairment at December 31, 2015. The increases in the allowance for loan losses as a percentage of total loans and of loans collectively evaluated for impairment principally reflect management’s evaluation of current environmental conditions and changes in the composition and quality of Equity’s loan portfolio. The changes in composition included decreases in mortgage finance loans since December 31, 2015. The unique credit qualities of mortgage finance loans require lower reserves than other loan categories. Also considered by management in evaluating the allowance for loan losses are applied loss factors which are based in part on historical loss experience.

Annualized net losses as a percentage of average loans decreased to 0.20% for the three months ended June 30, 2016, as compared to 0.79% for the three months ended June 30, 2015. Annualized net losses as a percentage of average loans decreased to 0.16% for the six months ended June 30, 2016, as compared to 0.44% for the six months ended June 30, 2015.

The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

Allowance for Loan Losses

	As of and for the Three Months Ended June 30,		As of and for the Six Months Ended June 30,
	2016	2015	2016	2015
	(Dollars in thousands)
Average loans outstanding	$950,243	$772,215	$947,305	$755,426

Gross loans outstanding at end of period(1)	$980,110	$834,740	$980,110	$834,740

Allowance for loan losses at beginning of the period	$5,980	$6,565	$5,506	$5,963
Provision for loan losses	532	605	1,255	1,330
Charge-offs:
Commercial and industrial	(7)	(2)	(62)	(8)
Real estate:
Commercial real estate	(190)	(1,428)	(224)	(1,456)
Real estate construction	—	—	—	—
Residential real estate	(200)	(72)	(248)	(156)
Agricultural real estate	—	—	(23)	—
Consumer	(153)	(59)	(281)	(119)
Agricultural		—	(3)	—

Total charge-offs	(550)	(1,561)	(841)	(1,739)
Recoveries:
Commercial and industrial	2	4	9	7
Real estate:
Commercial real estate	27	4	32	40
Real estate construction	—	2	—	2
Residential real estate	20	7	26	8
Agricultural real estate	—	—	—	—
Consumer	19	17	42	32
Agricultural	—	—	1	—

Total recoveries	68	34	110	89

Net recoveries (charge-offs)	(482)	(1,527)	(731)	(1,650)

Allowance for loan losses at end of the period	$6,030	$5,643	$6,030	$5,643

Ratio of allowance to period-ended loans	0.62%	0.68%	0.62%	0.68%
Annualized ratio of net charge-offs (recoveries) to average loans	0.20%	0.79%	0.16%	0.44%

(1)	Excluding loans held for sale.

The following table shows the allocation of the allowance for loan losses among Equity’s loan categories and certain other information as of the dates indicated. The total allowance is available to absorb losses from any loan category.

Analysis of the Allowance for Loan Losses

	June 30, 2016		December 31, 2015
	Amount	% of Total Allowance	Amount	% of Total Allowance
	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial and industrial	$1,574	26.1%	$1,366	24.8%
Real estate:
Commercial real estate	1,839	30.5%	1,728	31.4%
Real estate construction	469	7.8%	323	5.9%
Residential real estate	1,917	31.8%	1,824	33.1%
Agricultural real estate	41	0.7%	29	0.5%
Consumer	127	2.1%	187	3.4%
Agricultural	63	1.0%	49	0.9%

Total allowance for loan losses	$6,030	100.0%	$5,506	100.0%

Management believes that the allowance for loan losses at June 30, 2016 was adequate to cover probable incurred losses in the loan portfolio as of such date. There can be no assurance, however, that Equity will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at June 30, 2016.

Securities

Equity uses Equity’s securities portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. At June 30, 2016, the carrying amount of investment securities totaled $392.5 million, a decrease of $48.9 million, or 11.1%, compared with December 31, 2015. At June 30, 2016, securities represented 25.4% of total assets compared with 27.8% at December 31, 2015.

At the date of purchase, debt and equity securities are classified into one of two categories, held-to-maturity or available-for-sale. Equity does not purchase securities for trading purposes. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and carried at cost, adjusted for the amortization of premiums and the accretion of discounts, in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Debt securities not classified as held-to-maturity are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as accumulated comprehensive income or loss until realized. Interest earned on securities is included in total interest and dividend income. Also included in total interest and dividend income are dividends received on stock investments in the Federal Reserve Bank of Kansas City and the FHLB of Topeka. These stock investments are stated at cost.

The following table summarizes the amortized cost and fair value by classification of available-for-sale securities as of the dates shown:

Available-For-Sale Securities

	June 30, 2016		December 31, 2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
U.S. government-sponsored entities	$4,745	$4,719	$17,090	$17,036
Residential mortgage-backed securities (issued by government-sponsored entities)	65,584	65,993	109,784	109,521
Corporate	3,000	2,981	3,000	2,954
Small Business Administration loan pools	249	271	275	297
State and political subdivisions	501	508	504	508
Equity securities	500	504	500	494

Total available-for-sale securities	$74,579	$74,976	$131,153	$130,810

The following table summarizes the amortized cost and fair value by classification of held-to-maturity securities as of the dates shown:

Held-To-Maturity Securities

	June 30, 2016		December 31, 2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
U.S. government-sponsored entities	$2,188	$2,188	$2,669	$2,643
Residential mortgage-backed securities (issued by government-sponsored entities)	233,302	237,356	230,554	230,993
Corporate	12,985	12,718	12,983	12,758
Small Business Administration loan pools	2,636	2,697	2,863	2,875
State and political subdivisions	66,398	69,466	61,470	63,533

Total held-to-maturity securities	$317,509	$324,425	$310,539	$312,802

At June 30, 2016 and December 31, 2015, Equity did not own securities of any one issuer (other than the U.S. government and its agencies or sponsored entities) for which aggregate adjusted cost exceeded 10% of the consolidated stockholders’ equity at the reporting dates noted.

The following tables summarize the contractual maturity of debt securities and their weighted average yields as of June 30, 2016 and December 31, 2015. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Available-for-sale securities are shown at fair value and held-to-maturity securities are shown at cost, adjusted for the amortization of premiums and the accretion of discounts.

	June 30, 2016
	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years		Total
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
	(Dollars in thousands)
Available-for-sale securities:
U.S. government-sponsored entities	$—	—%	$—	—%	$4,719	2.17%	$—	—%	$4,719	2.17%
Residential mortgage-backed securities (issued by government-sponsored entities)	—	—%	3,718	1.90%	340	2.38%	61,935	2.74%	65,993	2.69%
Corporate	—	—%	—	—%	2,981	1.65%	—	—%	2,981	1.65%
Small Business Administration loan pools	—	—%	—	—%	—	—%	271	5.21%	271	5.21%
State and political subdivisions(1)	—	—%	508	1.50%	—	—%	—	—%	508	1.50%

Total available-for-sale securities	$—	—	$4,226	1.85%	$8,040	1.99%	$62,206	2.75	$74,472	2.62%

Held-to-maturity securities:
U.S. government-sponsored entities	$—	—%	$2,188	2.46%	$—	—%	$—	—%	$2,188	2.46%
Residential mortgage-backed securities (issued by government-sponsored entities)	—	—%	4,224	2.50%	5,659	2.70%	223,419	2.87%	233,302	2.86%
Corporate	—	—%	5,337	2.74%	—	—%	7,648	2.37%	12,985	2.52%
Small Business Administration loan pools	—	—%	—	—%	—	—%	2,636	2.61%	2,636	2.61%
State and political subdivisions(1)	2,259	2.56%	12,197	2.62%	22,366	2.94%	29,576	3.07%	66,398	2.93%

Total held-to-maturity securities	$2,259	2.56%	$23,946	2.61%	$28,025	2.89%	$263,279	2.88%	$317,509	2.86%

Total debt securities	$2,259	2.56%	$28,172	2.49%	$36,065	2.69%	$325,485	2.85%	$391,981	2.81%

(1)	The calculated yield is not presented on a tax equivalent basis.

	December 31, 2015
	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years		Total
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
	(Dollars in thousands)
Available-for-sale securities:
U.S. government-sponsored entities	$100	1.26%	$12,204	1.47%	$4,732	2.02%	$—	—%	$17,036	1.63%
Residential mortgage-backed securities (issued by government-sponsored entities)	—	—%	3,719	1.91%	456	2.47%	105,346	2.89%	109,521	2.86%
Corporate	—	—%	—	—%	2,954	1.51%	—	—%	2,954	1.51%
Small Business Administration loan pools	—	—%	—	—%	—	—%	297	5.21%	297	5.21%
State and political subdivisions(1)	—	—%	508	1.50%	—	—%	—	—%	508	1.50%

Total available-for-sale securities	$100	1.26%	$16,431	1.57%	$8,142	1.86%	$105,643	2.90%	$130,316	2.67%

Held-to-maturity securities:
U.S. government-sponsored entities	$—	—%	$2,669	2.46%	$—	—%	$—	—%	$2,669	2.46%
Residential mortgage-backed securities (issued by government-sponsored entities)	—	—%	4,257	2.50%	5,869	2.68%	220,428	2.89%	230,554	2.87%
Corporate	—	—%	—	—%	5,370	2.74%	7,613	2.06%	12,983	2.34%
Small Business Administration loan pools	—	—%	—	—%	—	—%	2,863	2.61%	2,863	2.61%
State and political subdivisions(1)	3,741	2.41%	12,084	2.60%	22,731	2.90%	22,914	3.16%	61,470	2.91%

Total held-to-maturity securities	$3,741	2.41%	$19,010	2.55%	$33,970	2.84%	$253,818	2.88%	$310,539	2.85%

Total debt securities	$3,841	2.38%	$35,441	2.10%	$42,112	2.65%	$359,461	2.89%	$440,855	2.80%

(2)	The calculated yield is not calculated on a tax equivalent basis.

Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as Ginnie Mae, Fannie Mae and Freddie Mac. Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Premiums and discounts on mortgage-backed securities are amortized and accreted over the expected life of the security and may be impacted by prepayments. As such, mortgage-backed securities which are purchased at a premium will generally produce decreasing net yields as interest rates drop because home owners tend to refinance their mortgages resulting in prepayments and an acceleration of premium amortization. Securities purchased at a discount will reflect higher net yields in a decreasing interest rate environment as prepayments result in an acceleration of discount accretion.

The contractual maturity of mortgage-backed securities is not a reliable indicator of their expected lives because borrowers have the right to prepay their obligations at any time. Monthly pay downs on mortgage-backed securities cause the average lives of these securities to be much different than their stated lives. At June 30, 2016 and December 31, 2015, 95.3% and 95.8% of the mortgage-backed securities held by Equity had contractual final maturities of more than ten years with a weighted average life of 3.7 years and 5.2 years and a modified duration of 3.5 years and 4.6 years.

Deposits

Equity’s lending and investing activities are primarily funded by deposits. A variety of deposit accounts are offered with a wide range of interest rates and terms including demand, savings, money market and time deposits. Equity relies primarily on competitive pricing policies, convenient locations, comprehensive marketing strategy and personalized service to attract and retain these deposits.

The following table shows Equity’s composition of deposits at June 30, 2016 and December 31, 2015:

Composition of Deposits

	June 30, 2016		December 31, 2015
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Non-interest-bearing demand	$157,896	13.2%	$157,834	13.0%
Interest-bearing demand	291,818	24.4%	316,965	26.0%
Savings and money market	303,454	25.3%	302,503	24.9%
Time	443,599	37.1%	438,612	36.1%

Total deposits	$1,196,767	100.0%	$1,215,914	100.0%

Total deposits at June 30, 2016 were $1.20 billion, a decrease of $19.1 million, or 1.6%, compared to total deposits of $1.22 billion at December 31, 2015. The decrease in total deposits is primarily due to decreases in interest-bearing demand deposits of $25.1 million, or 7.9%, partially offset by increases in time deposits of $5.0 million, or 1.1%, and savings and money market deposits of $951 thousand, or 0.3%. The increase in non-interest-bearing demand deposits is primarily from consumer checking, escrow accounts and small business checking accounts. The decrease in interest-bearing demand accounts is due to the use of tax monies by public funds customers. The increase in time deposits is primarily due to customers migrating to term deposits and the attractiveness of Equity’s rates in Equity’s market partially offset by reductions in public funds customer balances as the tax monies are expended.

Included in the savings and money market deposits are brokered deposit balances of $3.1 million as of June 30, 2016 and $3.9 million as of December 31, 2015. These balances represent customer funds placed in the Insured Cash Sweep (“ICS”) service that allows Equity Bank to break large money market deposits into smaller amounts and place them in a network of other ICS banks to ensure FDIC insurance coverage on the entire deposit. Although classified as brokered deposits for regulatory purposes, funds placed through the ICS service are Equity Bank’s customer relationships that management views as core funding. Brokered certificates of deposit as of June 30, 2016 were $4.0 million and $4.2 million at December 31, 2015. These balances were customer funds placed in the Certificate of Deposit Account Registry Service (“CDARS”) program. CDARS allows Equity Bank to break large time deposits into smaller amounts and place them in a network of other CDARS banks to ensure FDIC insurance coverage on the entire deposit. Although classified as brokered deposits for regulatory purposes, funds placed through the CDARS program are Equity Bank’s customer relationships that management views as core funding.

The following table provides information on the maturity distribution of time deposits of $100 or more as of June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015
	(Dollars in thousands)
3 months or less	$68,598	$39,837
Over 3 through 6 months	36,328	42,803
Over 6 through 12 months	77,868	96,888
Over 12 months	95,484	99,086

Total Time Deposits	$278,278	$278,614

Other Borrowed Funds

Equity utilizes borrowings to supplement deposits to fund Equity’s lending and investing activities. Short-term borrowings and long-term borrowings include federal funds purchased and retail repurchase agreements, FHLB advances, a bank stock loan, and subordinated debentures.

Federal funds purchased and retail repurchase agreements: Equity has available federal funds lines of credit with Equity’s correspondent banks. As of June 30, 2016 and December 31, 2015, there were no federal funds purchased outstanding. Retail repurchase agreements outstanding represent the purchase of interests in securities by banking customers. Retail repurchase agreements are stated at the amount of cash received in connection with the transaction. Equity does not account for any of Equity’s repurchase agreements as sales for accounting purposes in Equity’s financial statements. Repurchase agreements with banking customers are settled on the following business day. Retail repurchase agreements are secured by investment securities held by Equity totaling $24.0 million at June 30, 2016 and $25.8 million at December 31, 2015. The agreements are on a day-to-day basis and can be terminated on demand. At June 30, 2016 and December 31, 2015, Equity had retail repurchase agreements with banking customers of $22.8 million and $20.8 million.

FHLB advances: FHLB advances include both draws against Equity’s line of credit and fixed rate term advances. Each term advance is payable in full at its maturity date and contains provision for prepayment penalties. At June 30, 2016 and December 31, 2015 Equity had no term advances with the FHLB. Equity’s FHLB borrowings are used for operational liquidity needs for originating and purchasing loans, purchasing investments and general operating cash requirements. Equity’s FHLB borrowings were collateralized by certain qualifying loans totaling $303.3 million at June 30, 2016. Based on this collateral and Equity’s holdings of FHLB stock, Equity was eligible to borrow an additional $149.8 million at June 30, 2016.

Bank stock loan: In July 2014, Equity borrowed $15.5 million from an unaffiliated financial institution, secured by its stock in Equity Bank. In September 2015, Equity amended and restated the loan agreement and borrowed an additional $5.0 million. At December 31, 2015, $18.6 million was outstanding on the bank stock loan at a fixed rate of 4.00% (computed on the basis of a 360-day year and the actual number of days elapsed) until July 2019. This borrowing was repaid on January 4, 2016 using proceeds from Equity’s IPO.

On January 28, 2016, Equity entered into a new agreement with the same lender that provides for a maximum borrowing facility of $20.0 million, secured by Equity’s stock in Equity Bank. The borrowing facility will mature on January 26, 2017. Each draw of funds on the facility will create a separate note that is repayable over a term of five years. Each note will bear interest at a variable interest rate equal to the prime rate published in the “Money Rates” section of The Wall Street Journal (or any generally recognized successor), floating daily. Accrued interest and principal payments will be due quarterly with one final payment of unpaid principal and interest due at the end of the five year term of each separate note. Equity is also required to pay an unused commitment fee in an amount equal to twenty basis points per annum on the unused portion of the maximum borrowing facility. Equity can use the proceeds from the borrowing facility to fund future acquisitions and for general corporate purposes approved by the lender. At June 30, 2016, no borrowings were outstanding on the bank stock loan.

The terms of the borrowing facility require Equity and Equity Bank to maintain minimum capital ratios and other covenants. Equity believes it is in compliance with the terms of the borrowing facility and have not been otherwise notified of noncompliance.

Subordinated debentures: In conjunction with the 2012 acquisition of First Community, Equity assumed certain subordinated debentures owed to special purpose unconsolidated subsidiaries that are controlled by it, FCB Capital Trust II or CTII and FCB Capital Trust III or CTIII. The trust preferred securities issued by CTII accrue and pay distributions quarterly at three-month LIBOR plus 2.00% on the stated liquidation amount of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on April 15, 2035 or upon earlier redemption. The trust preferred securities issued by CTIII accrue and pay distributions quarterly at three-month LIBOR plus 1.89% on the stated liquidation amount of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on June 15, 2037 or upon earlier redemption. The subordinated debentures balance was $9.4 million at June 30, 2016 and $9.3 million at December 31, 2015.

Liquidity and Capital Resources

Liquidity

Market and public confidence in Equity’s financial strength and financial institutions in general will largely determine access to appropriate levels of liquidity. This confidence is significantly dependent on Equity’s ability to maintain sound asset quality and appropriate levels of capital reserves.

Liquidity is defined as the ability to meet anticipated customer demands for future funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Equity measures its liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily, weekly, and monthly basis.

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations such as loan commitments, lease obligations, and unexpected deposit outflows. In this process, Equity focuses on both assets and liabilities and on the manner in which they combine to provide adequate liquidity to meet Equity’s needs.

During the six-month periods ended June 30, 2016 and June 30, 2015 Equity’s liquidity needs have primarily been met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Other funding sources include federal funds purchased, brokered certificates of deposit, and borrowings from the FHLB.

Equity’s largest sources of funds are deposits and FHLB borrowings and its largest uses of funds are loans and securities. Average loans were $947.3 million for the six months ended June 30, 2016, an increase of 16.1% over December 31, 2015 average balance. Excess deposits are primarily invested in Equity’s interest-bearing deposit account with the Federal Reserve Bank of Kansas City, investment securities, federal funds sold or other short-term liquid investments until the funds are needed to fund loan growth. Equity’s securities portfolio has a weighted average life of 3.7 years and a modified duration of 3.5 years at June 30, 2016.

Cash and cash equivalents were $46.2 million at June 30, 2016, a decrease of $10.6 million from the $56.8 million cash and cash equivalents at December 31, 2015. The net cash provided by operating activities of $7.3 million and the net cash provided by investing activities of $32.2 million were offset by the $50.1 million use of cash and cash equivalents for financing activities, resulting in a net use of cash and cash equivalents of $10.6 million. Cash and cash equivalents at January 1, 2016 plus liquidity provided by operating activities, pay downs, sales and maturities of investment securities and FHLB borrowings during the first six months of 2016 were used to originate or purchase loans, to redeem deposits, pay off the bank stock loan in the amount of $18.6 million and redeem the Series C preferred stock in the amount of $16.4 million. Equity believes that its daily funding needs can be met through cash provided by operating activities, payments and maturities on loans and investment securities, Equity’s core deposit base and FHLB advances and other borrowing relationships.

Off-Balance Sheet Items

In the normal course of business, Equity enters into various transactions, which, in accordance with GAAP, are not included in its consolidated balance sheets. Equity enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. Equity’s exposure to credit loss is represented by the contractual amounts of these commitments. The same credit policies and procedures are used in making these commitments as for on-balance sheet instruments.

Equity’s commitments associated with outstanding standby and performance letters of credit and commitments to extend credit expiring by period as of June 30, 2016 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

Credit Extensions Commitments

As of June 30, 2016

	1 Year or Less	More Than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More	Total
	(Dollars in thousands)
Standby and performance letters of credit	$3,464	$1,368	$5	$—	$4,837
Commitments to extend credit	92,183	35,573	35,369	46,537	209,662

Total	$95,647	$36,941	$35,374	$46,537	$214,499

Standby and Performance Letters of Credit: Standby letters of credit are irrevocable commitments issued by Equity to guarantee the performance of a customer to a third party once specified pre-conditions are met. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers.

Commitments to Extend Credit: Commitments to originate loans and available lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments and lines of credit may expire without being drawn upon, the total commitment and lines of credit amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate. Mortgage loans in the process of origination represent amounts that Equity plan to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market.

Capital Resources

Capital management consists of providing equity to support Equity’s current and future operations. The federal bank regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions are required to maintain minimum capital relative to the amount and types of assets they hold. As a bank holding company and a state-chartered-Fed-member bank, Equity and Equity Bank are subject to regulatory capital requirements.

Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of June 30, 2016 and December 31, 2015, Equity and Equity Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and acquisitions, and capital restoration plans are required.

Failure to meet capital guidelines could subject the institution to a variety of enforcement remedies by federal bank regulatory agencies, including termination of deposit insurance by the FDIC, restrictions on certain business activities and appointment of the FDIC as conservator or receiver. As of June 30, 2016, the most recent notifications from the federal regulatory agencies categorized Equity Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Equity Bank must maintain minimum total capital, Tier 1 capital, Common Equity Tier 1 capital, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Equity Bank’s category.

Total stockholders’ equity was $158.2 million at June 30, 2016, a decrease of $9.0 million, or 5.4%, compared with December 31, 2015. The decrease was principally attributable to the redemption of Series C preferred stock of $16.4 million, partially offset by an increase in retained earnings of $6.3 million, an increase in the value of the securities portfolio recognized in other accumulated comprehensive earnings of $639 thousand, stock based compensation of $282 thousand and common stock issued upon exercise of stock options of $121.

In July 2013, the federal banking agencies published final rules establishing a new comprehensive capital framework for U.S. banking organizations. These rules became effective as applied to Equity on January 1, 2015, with a phase in period from January 1, 2015 through January 1, 2019. Beginning in January 2016, the implementation of the capital conservation buffer was effective for Equity starting at the 0.625% level and increasing 0.625% each year thereafter, until it reaches 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress and requires increased capital levels for the purpose of capital distributions and other payments. Failure to meet the full amount of the buffer will result in restrictions on Equity’s and Equity Bank’s ability to make capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. The following table provides a comparison of Equity and Equity Bank’s leverage and risk-weighted capital ratios as of June 30, 2016 to the minimum and well-capitalized regulatory standards.

Capital Adequacy Analysis

As of June 30, 2016

	Actual		Minimum Required for Capital Adequacy Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Equity(1)
Total capital (to risk weighted assets)	$158,238	14.45%	$87,598	8.00%	$N/A	N/A
Tier 1 capital (to risk weighted assets)	152,208	13.90%	65,698	6.00%	N/A	N/A
Common equity tier 1 capital (to risk weighted assets)	142,837	13.04%	49,274	4.50%	N/A	N/A
Tier 1 leverage capital (to average assets)	152,208	9.32%	65,352	4.00%	N/A	N/A

Equity Bank(2)
Total capital (to risk weighted assets)	$144,892	13.22%	$87,707	8.00%	$109,634	10.00%
Tier 1 capital (to risk weighted assets)	138,862	12.67%	65,780	6.00%	87,707	8.00%
Common equity tier 1 capital (to risk weighted assets)	138,862	12.67%	49,335	4.50%	71,262	6.50%
Tier 1 leverage capital (to average assets)	138,862	8.49%	65,407	4.00%	81,759	5.00%

(1)	The Federal Reserve may require Equity to maintain capital ratios above the required minimums.
(2)	The Federal Reserve may require Equity Bank to maintain capital ratios above the required minimums.

Non-GAAP Financial Measures

Equity identifies certain financial measures discussed in this joint proxy statement/prospectus as being “non-GAAP financial measures.” In accordance with the SEC’s rules, Equity classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in Equity’s statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that Equity discusses herein should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which Equity calculates the non-GAAP financial measures that it discusses in this joint proxy statement/prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures Equity has discussed in this joint proxy statement/prospectus when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share and Tangible Book Value Per Diluted Common Share: Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Equity calculates: (a) tangible common equity as total stockholders’ equity less preferred stock, goodwill, core deposit intangibles, net of accumulated amortization and mortgage servicing asset; (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding; and tangible book value per common share as tangible common equity (as described in clause (a)) divided by diluted shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is book value.

Management believes that these measures are important to many investors who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing Equity’s tangible book value.

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity, tangible book value per common share, and diluted tangible book value per common share and compares these values with book value per common share:

	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
	(Dollars in thousands, except per share data)
Total stockholders’ equity	$158,188	$155,092	$167,233	$126,054	$121,748
Less: preferred stock	—	—	16,372	16,365	16,363
Less: goodwill	18,130	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	1,376	1,462	1,549	926	986
Less: mortgage servicing asset	26	28	29	—	—

Tangible common equity	$138,656	$135,472	$131,153	$90,633	$86,269

Common shares outstanding at period end	8,219,415	8,211,727	8,211,727	6,270,727	6,270,727

Diluted common shares outstanding at period end	8,334,445	8,317,882	8,332,762	6,296,227	6,289,407

Book value per common share	$19.25	$18.89	$18.37	$17.49	$16.81

Tangible book value per common share	$16.87	$16.50	$15.97	$14.45	$13.76

Tangible book value per diluted common share	$16.64	$16.29	$15.74	$14.39	$13.72

Tangible Common Equity to Tangible Assets: Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Equity calculates: (a) tangible common equity as total stockholders’ equity less goodwill; core deposit intangibles, net of accumulated amortization and mortgage servicing asset; (b) tangible assets as total assets less goodwill; core deposit intangibles, net of accumulated amortization and mortgage servicing asset; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total stockholders’ equity to total assets.

Management believes that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total stockholders’ equity and total assets while not increasing tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity and total assets to tangible assets:

	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
	(Dollars in thousands)
Total stockholders’ equity	$158,188	$155,092	$167,233	$126,054	$121,748
Less: preferred stock	—	—	16,372	16,365	16,363
Less: goodwill	18,130	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	1,376	1,462	1,549	926	986
Less: mortgage servicing asset	26	28	29	—	—

Tangible common equity	$138,656	$135,472	$131,153	$90,633	$86,269

Total assets	$1,544,857	$1,528,729	$1,585,727	$1,413,355	$1,350,719
Less: goodwill	18,130	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	1,376	1,462	1,549	926	986
Less: mortgage servicing asset	26	28	29	—	—

Tangible assets	$1,525,325	$1,509,109	$1,566,019	$1,394,299	$1,331,603

Equity to assets	10.24%	10.15%	10.55%	8.92%	9.01%

Tangible common equity to tangible assets	9.09%	8.98%	8.37%	6.50%	6.48%

Return on Average Tangible Common Equity: Return on average tangible common equity is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Equity calculates: (a) average tangible common equity as total average stockholders’ equity less average goodwill; core deposit intangibles, net of accumulated amortization; mortgage servicing asset and preferred stock; (b) adjusted net income allocable to common stockholders as net income allocable to common stockholders plus intangible asset amortization less tax effect on intangible assets amortization; and (c) return on average tangible common equity as annualized adjusted net income allocable to common stockholders (as described in clause (b)) average tangible common equity (as described in clause (a)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total stockholders’ equity to total assets.

Management believes that this measure is important to many investors in the marketplace who are interested in earnings quality on tangible common equity. Goodwill and other intangible assets have the effect of increasing both total stockholders’ equity and total assets while not increasing tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, return on average stockholders’ equity and return on average tangible common equity:

	As of and for the three months ended
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
	(Dollars in thousands)
Total average stockholders’ equity	$156,403	$153,929	$140,207	$123,595	$120,066
Less: average intangible assets and preferred stock	21,309	20,616	29,314	35,144	34,463

Average tangible common equity	$135,094	$133,313	$110,893	$88,451	$85,603

Net income allocable to common stockholders	$2,846	$3,439	$2,506	$2,693	$2,526
Amortization of intangible assets	88	88	93	61	61
Less: tax effect of intangible assets amortization	31	31	33	21	21

Adjusted net income allocable to common stockholders	$2,903	$3,496	$2,566	$2,733	$2,566

Return on total average stockholders’ equity (ROAE) annualized	7.32%	8.99%	7.23%	8.78%	8.58%

Return on average tangible common equity (ROATCE) annualized	8.64%	10.55%	9.18%	12.26%	12.02%

Efficiency Ratio: The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Equity calculates the efficiency ratio by dividing non-interest expense, excluding merger expenses and loss on debt extinguishment, by the sum of net interest income and non-interest income, excluding net gain from securities transactions. The GAAP-based efficiency ratio is non-interest expenses divided by net interest income plus non-interest income.

In management’s judgment, the adjustments made to non-interest expense and non-interest income allow investors and analysts to better assess operating expenses in relation to operating revenue by removing merger expenses, loss on debt extinguishment, net gain from securities transactions and net gain on acquisition.

The following table reconciles, as of the dates set forth below, the efficiency ratio to the GAAP-based efficiency ratio:

	Three months ended
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
	(Dollars in thousands)
Non-interest expense	$9,941	$9,689	$11,664	$8,866	$9,027
Less: Merger expenses	—	—	1,614	77	—
Less: Loss on debt extinguishment	—	58	—	—	—

Non-interest expense, excluding merger expenses and loss on debt extinguishment	$9,941	$9,631	$10,050	$8,789	$9,027

Net interest income	$12,194	$12,758	$12,313	$11,450	$11,466

Non-interest income	$2,452	$2,698	$3,325	$2,032	$2,048
Less: net gain from securities transactions	59	420	386	—	2
Less: net gain on acquisition	—	—	682	—	—

Non-interest income, excluding net gain from securities transactions and net gain on acquisition	$2,393	$2,278	$2,257	$2,032	$2,046

Net interest income plus non-interest income, excluding net gain from securities transactions and net gains on acquisition	$14,587	$15,036	$14,570	$13,482	$13,512

Non-interest expense to net interest income plus non-interest income	67.88%	62.69%	74.59%	65.76%	66.80%

Efficiency Ratio	68.15%	64.05%	68.98%	65.19%	66.81%

Equity Management’s Discussion and Analysis of Financial Condition and Results of Operations—December 31, 2015

Results of Operations

Equity generates most of its revenue from interest income and fees on loans, interest and dividends on investment securities and non-interest income, such as service charges and fees, debit card income and mortgage banking income. Equity incurs interest expense on deposits and other borrowed funds and non-interest expense, such as salaries and employee benefits and occupancy expenses.

Changes in interest rates earned on interest-earning assets or incurred on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and non-interest-bearing liabilities and stockholders’ equity, are usually the largest drivers of periodic change in net interest income. Fluctuations in interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in Equity’s loan portfolio are affected by, among other factors, economic and competitive conditions in Kansas and Missouri, as well as developments affecting the consumer, commercial and real estate sectors within these markets.

Net Income

Year ended December 31, 2015 compared with year ended December 31, 2014:

Net income for the year ended December 31, 2015 was $10.3 million compared to $9.0 million for year ended December 31, 2014. Net income allocable to common stockholders was $10.1 million for the year ended December 31, 2015, compared to $8.3 million for the year ended December 31, 2014, an increase of $1.8 million, or 22.3%. In July 2014, Equity redeemed $15.5 million of preferred stock which reduced dividends on preferred stock by $531 thousand in 2015 as compared to 2014. This redemption replaced preferred stock that had a 9.0% dividend rate with a bank stock loan carrying a 4.0% interest rate. During the year ended December 31, 2015, increases in net interest income of $4.9 million and non-interest income of $1.1 million were partially offset by $2.9 million in higher non-interest expenses and an increase of $1.8 million in the provision for loan loss when compared to the year ended December 31, 2014. The changes in the components of net income are discussed in more detail in the following sections of “Results of Operations.”

Year ended December 31, 2014 compared with year ended December 31, 2013:

Net Income for the year ended December 31, 2014 was $9.0 million compared to $7.9 million for the year ended December 31, 2013, an increase of $1.1 million. Net income allocable to common stockholders was $8.3 million and $6.9 million for the years ended December 31, 2014 and 2013. Dividends and discount accretion on preferred stock were $270 thousand less for the year ended December 31, 2014 as compared to the year of 2013. The benefit to 2014 net income allocable to common stockholders of the July 2014 redemption of $15.5 million in preferred stock was partially offset by the May 2014 increase, from 5% to 9%, in the dividend rate on $14.8 million of preferred stock prior to its redemption. During 2014, increases in net interest income of $126 thousand and non-interest income of $782 thousand were offset by $1.2 million in higher non-interest expenses and the provision for income taxes as compared to the year ended December 31, 2013. The provision for loan losses for the year ended December 31, 2014 was $1.2 million compared with $2.6 million for the prior year. The decrease in the provision for loan losses was, in the opinion of management, the result of improvement in the credit quality of the loan portfolio. The changes in the components of net income are discussed in more detail in the following sections of “Results of Operations.”

Net Interest Income and Net Interest Margin Analysis

Net interest income is the difference between interest income on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. To evaluate net interest income, management measures and monitors (1) yields on loans and other interest-earning assets, (2) the costs of deposits and other funding sources, (3) the net interest spread and (4) net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because non-interest-bearing sources of funds, such as non-interest-bearing deposits and stockholders’ equity also fund interest-earning assets, net interest margin includes the benefit of these non-interest-bearing sources of funds. Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a “volume change,” and it is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a “yield/rate change.”

The following table shows the average balance of each principal category of assets, liabilities, and stockholders’ equity and the average yields on interest-earning assets and average rates on interest-bearing liabilities for the years ended December 31, 2015, 2014 and 2013. The yields and rates are calculated by dividing income or expense by the average daily balances of the associated assets or liabilities.

Average Balance Sheets and Net Interest Analysis

	December 31, 2015			December 31, 2014			December 31, 2013
(dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)(4)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)(4)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)(4)
Interest-earning assets:
Loans(1)	$816,127	$43,361	5.31%	$682,717	$38,406	5.63%	$699,853	$39,396	5.63%
Taxable securities	336,905	7,634	2.27%	310,936	7,204	2.32%	297,247	6,294	2.12%
Nontaxable securities	43,769	1,057	2.41%	36,900	839	2.27%	36,981	828	2.24%
Federal funds sold and other	71,224	976	1.37%	23,770	345	1.45%	31,983	327	1.02%

Total interest-earning assets	1,268,025	$53,028	4.18%	1,054,323	$46,794	4.44%	1,066,064	$46,845	4.39%

Non-interest-earning assets
Other real estate owned, net	5,742			6,054			9,971
Premises and equipment, net	36,983			35,400			34,980
Bank owned life insurance	29,816			28,225			26,366
Goodwill and core deposit intangible, net	19,505			19,423			18,816
Other non-interest-earning assets	14,139			15,352			18,352

Total assets	$1,374,210			$1,158,777			$1,174,549

Interest-bearing liabilities:
Interest-bearing demand deposits	$259,007	$655	0.25%	$224,009	$556	0.25%	$209,696	$585	0.28%
Savings and money market	261,195	896	0.34%	241,291	640	0.27%	235,388	615	0.26%

Savings, NOW and money market	520,202	1,551	0.30%	465,300	1,196	0.26%	445,084	1,200	0.27%
Certificates of deposit	374,846	3,375	0.90%	366,168	2,888	0.79%	386,459	3,182	0.82%

Total interest-bearing deposits	895,048	4,926	0.55%	831,468	4,084	0.49%	831,543	4,382	0.53%
FHLB term and line of credit advances	157,810	495	0.31%	23,328	345	1.48%	29,710	494	1.66%
Bank stock loan	15,581	641	4.11%	7,097	295	4.16%	—	—	—%
Subordinated borrowings	9,102	643	7.06%	8,793	634	7.22%	8,484	642	7.56%
Other borrowings	24,853	61	0.24%	28,516	75	0.26%	31,608	92	0.29%

Total interest-bearing liabilities	1,102,394	$6,766	0.61%	899,202	$5,433	0.60%	901,345	$5,610	0.62%

Non-interest-bearing liabilities and stockholders’ equity
Non-interest-bearing checking accounts	138,933			129,007			127,741
Non-interest-bearing liabilities	7,075			7,387			7,527
Stockholders’ equity	125,808			123,181			137,936

Total liabilities and stockholders’ equity	$1,374,210			$1,158,777			$1,174,549

Net interest income		$46,262			$41,361			$41,235

Interest rate spread			3.57%			3.84%			3.77%

Net interest margin(2)			3.65%			3.92%			3.87%

Total cost of deposits, including non-interest bearing deposits	$1,033,981	$4,926	0.48%	$960,475	$4,084	0.43%	$959,284	$4,382	0.46%

Average interest-earning assets to interest-bearing liabilities			115.02%			117.25%			118.27%

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margin is calculated by dividing net interest income by average interest-earning assets for the period.
(3)	Tax exempt income is not included in the above table on a tax equivalent basis.
(4)	Actual unrounded values are used to calculate the reported yield or rate disclosed. Accordingly, recalculations using the amounts in thousands as disclosed in this report may not produce the same amounts.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest yields/rates. The following table analyzes the change in volume variances and yield/rate variances for the year ended December 31, 2015 as compared to the year ended December 31, 2014, and the year ended December 31, 2014 as compared to the year ended December 31, 2013.

Analysis of Changes in Net Interest Income

	2015 vs. 2014			2014 vs. 2013
	Increase (Decrease) Due to:			Increase (Decrease) Due to:
(dollars in thousands)	Volume(1)	Yield/Rate(1)	Total	Volume(1)	Yield/Rate(1)	Total
Interest-earning assets:
Loans	$7,180	$(2,225)	$4,955	$(964)	$(26)	$(990)
Taxable securities	591	(161)	430	299	611	910
Nontaxable securities	163	55	218	(2)	13	11
Federal funds sold and other	651	(20)	631	(97)	115	18

Total interest-earning assets	$8,585	$(2,351)	$6,234	$(764)	$713	$(51)

Interest-bearing liabilities:
Savings, NOW and money market	$151	$204	$355	$53	$(57)	$(4)
Certificates of deposit	70	417	487	(163)	(131)	(294)

Total interest-bearing deposits	221	621	842	(110)	(188)	(298)
FHLB term and line of credit advances	610	(460)	150	(98)	(51)	(149)
Bank stock loan	349	(3)	346	295	—	295
Subordinated borrowings	22	(13)	9	22	(30)	(8)
Other borrowings	(9)	(5)	(14)	(8)	(9)	(17)

Total interest-bearing liabilities	$1,193	$140	$1,333	$101	$(278)	$(177)

Net Interest Income	$7,392	$(2,491)	$4,901	$(865)	$991	$126

(1)	The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. The changes attributable to both volume and rate, which cannot be segregated, have been allocated to the volume variance and the rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Year ended December 31, 2015 compared with year ended December 31, 2014:

Net interest income before the provision for loan losses for the year ended December 31, 2015 was $46.3 million compared with $41.4 million for the year ended December 31, 2014, an increase of $4.9 million, or 11.8%. The increase in net interest income is primarily due the increase in the volume of interest-earnings assets partially offset by a decrease in yields on interest-earning assets. The increase in average volume of interest-earning assets was primarily due to increases in loans, investment securities and Federal funds sold and other. Interest expense for the year ended December 31, 2015 was $6.8 million, an increase of $1.3 million, or 24.5%, from the interest expense of $5.4 million for the year ended December 31, 2014. The increase in interest expense was primarily due to an increase in the average volume of interest bearing liabilities incurred to fund the increased volume of interest-earning assets.

Interest income was $53.0 million for the year ended December 31, 2015 and $46.8 million for the year ended December 31, 2014, an increase of $6.2 million, or 13.3%. Interest income on loans, including loan fees which consist of fees for loan origination, renewal, prepayment, covenant breakage and loan modification, was $43.4 million for the year ended December 31, 2015, an increase of $5.0 million, or 12.9%, compared to the year ended December 31, 2014. The increase in loan interest income was driven by the increase in average loan volume; however, the yield on the loan portfolio decreased 32 basis points from 5.63% for the year ended December 31, 2014 to 5.31% for the year ended December 31, 2015. One of the factors that lessened the decrease in loan yields was the increase in loan fees included in interest income. Loan fees for the year ended December 31, 2015 were $3.4 million compared to $2.4 million for the year ended December 31, 2014. The increase in loan fees was primarily due to increases in fees on mortgage loans due to increased mortgage origination and agricultural loans which were primarily prepayment and covenant breakage fees associated with a single relationship. The primary driver of the decrease in loan yields is the origination or purchase of commercial, commercial real estate and mortgage loans in a continually low interest rate environment.

Interest expense was $6.8 million for the year ended December 31, 2015, an increase of $1.3 million from the $5.4 million for the year ended December 31, 2014. Interest expense on savings, NOW and money market deposits was $1.6 million for the year ended December 31, 2015, an increase of $355 thousand from $1.2 million for the year ended December 31, 2014. Average certificates of deposit increased $8.7 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 and the average rate increased from 0.79% to 0.90% for the same time period resulting in an increase in related interest expense of $487 thousand. Average balances of borrowings from the FHLB increased by $134.5 million from an average balance of $23.3 million for the year ended December 31, 2014 to an average balance of $157.8 million for the year ended December 31, 2015, resulting in an increase in interest expense of $150 thousand. In February 2015, Equity prepaid older higher cost FHLB term advances and began using the FHLB line of credit or LOC advance option, which is pre-payable without a fee and resulted in a much lower funding cost. Interest expense on Equity’s bank stock loan for the year ended December 31, 2015 was $641 thousand compared to $295 thousand for the year ended December 31, 2014. In July 2014, Equity borrowed $15.5 million secured by Equity’s stock in Equity Bank. The purpose of this bank stock loan was to redeem a like amount of preferred stock, which carried a 9.0% after-tax dividend rate. Total cost of interest-bearing liabilities increased one basis point to 0.61% for the year ended December 31, 2015 from 0.60% for the year ended December 31, 2014.

Net interest margin, for the year ended December 31, 2015 was 3.65%, a decrease of 27 basis points compared with 3.92% for the year ended December 31, 2014. The decrease in net interest margin is largely the result of changes in mix and yield of interest-earning assets and cost of interest-bearing liabilities. The decline in Equity’s net interest margin for the year ended December 31, 2015 relates to Equity’s purchase of additional investment securities, Equity’s utilization of an available “spread opportunity” and the increase in Equity’s 1-4 family loan portfolio, which contributed to a decline in yield on Equity’s loan portfolio. In anticipation of consummating the acquisition of First Independence, Equity purchased approximately $30.0 million in investment securities to replace First Independence’s investment portfolio of similar size that did not meet Equity’s investment criteria. Equity has since liquidated First Independence’s investment portfolio. The “spread opportunity” involves borrowing overnight on Equity’s line of credit with the FHLB and investing the proceeds in FHLB stock, federal funds sold and other overnight assets, such as money market accounts in other financial institutions, resulting in a positive spread of approximately 25 basis points. Equity utilized the spread opportunity to generate income to help offset the costs associated with the First Independence merger and Equity’s IPO. Equity can reduce or terminate the spread opportunity each business day and Equity does not presently anticipate that this opportunity would be part of its core earnings stream or strategy. These changes for the year ended December 31, 2015 resulted in an increase in net interest income of $4.9 million, an increase in average interest-earning assets of $213.7 million and a decrease in net interest margin of 27 basis points.

Year ended December 31, 2014 compared with year ended December 31, 2013:

Net interest income before the provision for loan losses for the year ended December 31, 2014 was $41.4 million compared with $41.2 million for the prior year, an increase of $126 thousand, or 0.3%. The increase in net interest income is primarily due to a $177 thousand decrease in interest expense. The decrease in interest expense is due to lower average balances and rates paid on certificates of deposit and lower average balances and rates paid on FHLB term and LOC advances, partially offset by interest expense incurred in the last six months of 2014 on the $15.5 million bank stock loan. The $51 thousand decrease in interest income is due to decreased average balances and yields on the loan portfolio, partially offset by increases in average balances and yield on the investment portfolio. The decrease in the average loan volume is associated with Equity’s efforts to improve the loan portfolio’s credit quality following the merger with First Community.

Interest income was $46.8 million in each of 2014 and 2013. Interest income on loans, including loan fees which consist of fees for loan origination, renewal, prepayment, covenant breakage and loan modification, was $38.4 million for 2014, a decrease of $990 thousand, or 2.5%, compared with 2013. The decrease in loan interest income was driven by the decrease in average loan volume; however, the yield on the loan portfolio remained unchanged at 5.63%. One of the factors that caused the yield on loans to remain unchanged was the increase in loan fees included in interest income. Loan fees for the year ended December 31, 2014 were $2.4 million compared to $1.9 million for the year ended December 31, 2013. The increase in loan fees was primarily due to increases in fees on mortgage loans and agricultural loans. Interest income on securities was $8.0 million during 2014, an increase of $921 thousand over 2013 due to an 18 basis point increase in the average yield on the total securities portfolio and an increase in the average total securities portfolio of $13.6 million. The increases in the average yield and average volume of investment securities were primarily due to additional average volume of mortgage-backed securities of $8.0 million with an average yield of 2.20% for the year ended December 31, 2014 compared to the average yield of 2.00% for the year ended December 31, 2013. Equity purchased additional mortgage-backed securities because this investment option provided Equity with a competitive yield.

Interest expense was $5.4 million for 2014, a decrease of $177 thousand from the $5.6 million expensed in 2013. Interest expense on savings, NOW and money market deposits was $1.2 million for both 2014 and 2013. Average certificates of deposit decreased $20.3 million for 2014 compared to 2013 and the average rate decreased from 0.82% to 0.79% for the same time period resulting in a decrease in related interest expense of $294 thousand. Average balances of borrowings from the FHLB decreased by $6.4 million, or 21.5%, from an average balance of $29.7 million in 2013 to an average balance of $23.3 million in 2014, resulting in a decrease in interest expense of $149 thousand. In July 2014, Equity borrowed $15.5 million secured by Equity’s stock in Equity Bank. The purpose of this bank stock loan was to redeem a like amount of preferred stock, which carried a 9.0% after-tax dividend rate. Interest expense on the bank stock loan for the year of 2014 was $295 thousand. Total cost of interest-bearing liabilities decreased two basis points to 0.60% for the year ended December 31, 2014 from 0.62% for the year ended December 31, 2013.

Net interest margin, for 2014 was 3.92%, an increase of five basis points compared with 3.87% for 2013. The increase in net interest margin is largely the result of changes in mix and yield of interest-earning assets and cost of interest-bearing liabilities. As discussed in more detail above, net interest margin was positively impacted by the increase in loan fee income that is reflected in interest income, decreases in the rate paid on deposits and FHLB advances, and was negatively impacted by the decrease in the average loan volume for the twelve months ended December 31, 2014. These changes for the year ended December 31, 2014 resulted in an increase in net interest income of $126 thousand, a decrease in average interest-earning assets of $11.7 million and an increase in net interest margin.

Provision for Loan Losses

Equity maintains an allowance for loan losses for probable incurred credit losses. The allowance for loan losses is increased by a provision for loan losses, which is a charge to earnings, and subsequent recoveries of amounts previously charged-off, but is decreased by charge-offs when the collectability of a loan balance is unlikely. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values, discounted cash flows, economic conditions, and other factors including regulatory guidance. As these factors change, the amount of the loan loss provision changes.

Year ended December 31, 2015 compared with year ended December 31, 2014:

The provision for loan losses for the year ended December 31, 2015 was $3.0 million compared with $1.2 million for the year ended December 31, 2014. The increased provision of $1.8 million was primarily related to increased charge-offs on loans, which were partially offset by changes in the composition of the loan portfolio and the reduction in the allowance for loan losses allocated to loans individually evaluated for impairment. Net charge-offs for the year ended December 31, 2015 were $3.5 million compared to net charge-offs of $851 thousand for the year ended December 31, 2014. For the year ended December 31, 2015, gross charge-offs were $3.7 million offset by gross recoveries of $237 thousand. In comparison, gross charge-offs were $1.3 million for the year ended December 31, 2014 offset by gross recoveries of $483 thousand.

Year ended December 31, 2014 compared with year ended December 31, 2013:

The provision for loan losses for the year ended December 31, 2014 was $1.2 million compared with $2.6 million for the year ended December 31, 2013. The decrease in the provision for loan losses was due to management’s assessment as to the improved credit quality of the loan portfolio. Net charge-offs for the years ended December 31, 2014 and 2013 were $851 thousand and $1.4 million. The decrease of $589 thousand reflected decreases in both gross charge-offs and gross recoveries when comparing the years of 2014 and 2013. Loans charged-off in 2014 totaled $1.3 million offset by $483 thousand of recoveries, compared to $2.0 million of gross charge-offs and $545 thousand of recoveries in 2013.

Non-Interest Income

The primary sources of non-interest income are service charges and fees, debit card income, mortgage banking income, increases in the value of bank owned life insurance, investment referral income, the recovery of zero-basis purchased loans, and net gains on the sale of available-for-sale securities and other securities transactions. Non-interest income does not include loan origination or other loan fees which are recognized as an adjustment to yield using the interest method.

The following table provides a comparison of the major components of non-interest income for the years ended December 31, 2015, 2014 and 2013:
Non-Interest Income

For the Years Ended December 31,

				2015 vs. 2014		2014 vs. 2013
(Dollars in thousands)	2015	2014	2013	Change	%	Change	%
Service charges and fees	$2,708	$2,737	$3,063	$(29)	(1.1)%	$(326)	(10.6)%
Debit card income	2,161	1,462	1,336	699	47.8%	126	9.4%
Mortgage banking	1,088	894	701	194	21.7%	193	27.5%
Increase in value of bank owned life insurance	957	960	953	(3)	(0.3)%	7	0.7%
Investment referral income	571	475	472	96	20.2%	3	0.6%
Recovery on zero-basis purchased loans	393	500	382	(107)	(21.4)%	118	30.9%
Other	486	660	485	(174)	(26.4)%	175	36.1%

Sub-Total	8,364	7,688	7,392	676	8.8%	296	4.0%
Net gain on acquisition	682	—	—	682	100.0%	—	—%
Net gains on sales of and settlement of securities	756	986	500	(230)	(23.3)%	486	97.2%

Total non-interest income	$9,802	$8,674	$7,892	$1,128	13.0%	$782	9.9%

Year ended December 31, 2015 compared with year ended December 31, 2014:

For the year ended December 31, 2015, non-interest income totaled $9.8 million, an increase of $1.1 million, or 13.0%, from $8.7 million for the year ended December 31, 2014. The increase was primarily due to increases in debit card income, the net gain on acquisition and mortgage banking income, partially offset by decreases in net gains on securities’ transactions, other non-interest income and recovery of zero-basis purchased loans. In Equity’s experience, favorable customer economic conditions are inversely related to non-sufficient fund charges, the largest component of service charges and fees, and are directly associated with debit card income. As economic conditions improve, increased debit card transaction volume associated with favorable economic conditions result in increased debit card income while non-sufficient fund charges generally decrease because customers typically have more disposable income. Equity’s mortgage banking fees increased due to greater mortgage loan sales during the year ended December 31, 2015 as compared to the year ended December 31, 2014. The recognized amounts of the identifiable net assets acquired, including deferred tax assets associated with NOL and tax credit carryforwards, exceeded the cash consideration exchanged in the First Independence acquisition resulting in the net gain on acquisition. Included in 2015 net gains on sales of and settlement of securities is $386 thousand received in connection with the bankruptcy settlement related to a political subdivision security written off in 2011. Net gains from the sales of available-for-sale securities were $370 thousand for the year ended December 31, 2015 as compared to $986 thousand for the year ended December 31, 2014. In connection with acquisitions, Equity received the rights to certain loans that were previously charged off by the acquired bank. At acquisition, there was no expectation of future cash flows from these previously charged-off loans and thus they were assigned a zero basis. Subsequent to the acquisitions, Equity has received cash payments on several of these loans. No interest has been accrued as cash flow payments have not been expected prior to receipt. Cash receipts on these zero-basis loans totaled $393 thousand and $500 thousand for the years ended December 31, 2015 and 2014.

Year ended December 31, 2014 compared with year ended December 31, 2013:

For the year ended December 31, 2014, non-interest income totaled $8.7 million, an increase of $782 thousand, or 9.9%, from $7.9 million in 2013. The increase was primarily due to increases in net gains on the sale of available-for-sale securities, mortgage banking income, other non-interest income, debit card income and recovery of zero-basis purchased loans, partially offset by a decrease in service charges and fees. Service charges and fees are primarily impacted by non-sufficient fund charges, which are cyclical in nature, generally fluctuate with the change in volume of transactional deposit accounts and economic conditions impacting Equity’s customers and represent a significant portion of the decrease in its service charges and fees. Service charges and fees declined $326 thousand from $3.1 million for the year ended December 31, 2013 to $2.7 million for the comparable period of 2014, and debit card income and mortgage banking increased $126 thousand and $193 thousand for the same period. In Equity’s experience, as economic conditions improve, increased debit card transaction volume associated with favorable economic conditions result in increased debit card income while non-sufficient fund charges generally decrease because customers typically have more disposable income. Equity’s mortgage banking fees increased due to greater mortgage loan originations during 2014 as compared to 2013. Cash receipts on zero-basis acquired loans totaled $500 thousand and $382 thousand for the years ended December 31, 2014 and 2013. Net gains from the sales of available-for-sale securities were $986 thousand for the year ended December 31, 2014 as compared to $500 thousand for the year ended December 31, 2013.

Non-Interest Expense

The following table provides a comparison of the major components of non-interest expense for the years ended December 31, 2015, 2014 and 2013.

Non-Interest Expense

For the Year Ended December 31,

				2015 vs. 2014		2014 vs. 2013
(Dollars in thousands)	2015	2014	2013	Change	%	Change	%
Salaries and employee benefits	$19,202	$19,621	$17,776	$(419)	(2.1)%	$1,845	10.4%
Net occupancy and equipment	4,155	4,536	4,572	(381)	(8.4)%	(36)	(0.8)%
Data processing	2,939	2,530	2,437	409	16.2%	93	3.8%
Professional fees	2,086	2,279	1,811	(193)	(8.5)%	468	25.8%
Advertising and business development	1,199	1,057	952	142	13.4%	105	11.0%
Telecommunications	811	755	793	56	7.4%	(38)	(4.8)%
FDIC insurance	840	727	922	113	15.5%	(195)	(21.1)%
Courier and postage	544	562	552	(18)	(3.2)%	10	1.8%
Amortization of core deposit intangible	275	363	487	(88)	(24.2)%	(124)	(25.5)%
Loan expense	388	327	366	61	18.7%	(39)	(10.7)%
Other real estate owned	287	21	1,125	266	1,266.7%	(1,104)	(98.1)%
Loss on sale of buildings held for sale	—	—	197	—	—%	(197)	(100.0)%
Other	3,842	2,867	3,147	975	34.0%	(280)	(8.9)%

Sub-Total	36,568	35,645	35,137	923	2.6%	508	1.4%
Merger expenses	1,691	—	—	1,691	100.0%	—	—%
Loss on extinguishment of debt	316	—	—	316	100.0%	—	—%

Total non-interest expense	$38,575	$35,645	$35,137	$2,930	8.2%	$508	1.4%

Year ended December 31, 2015 compared with year ended December 31, 2014:

For the year ended December 31, 2015, non-interest expense totaled $38.6 million, an increase of $2.9 million, or 8.2%, compared to December 31, 2014. This increase was primarily due to merger expenses of $1.7 million, an increase of $975 thousand in other expense, an increase of $409 thousand in data processing and a loss on extinguishment of debt of $316 thousand, partially offset by a decrease of $419 thousand in salaries and employee benefits, a decrease of $381 thousand in net occupancy expense and a decrease of $193 thousand in professional fees. These items and other changes in the various components of non-interest expense are discussed in more detail below.

Salaries and employee benefits: Salaries and benefits were $19.2 million for the year ended December 31, 2015, a decrease of $419 thousand compared to the year ended December 31, 2014. Included in salaries and employee benefits is stock based compensation expense of $162 thousand in the year ended December 31, 2015 and $1.8 million for the year ended December 31, 2014. The decrease of $1.7 million in stock based compensation is principally attributable to the 2014 termination of the restricted stock unit plan, or RSUP. There was no expense associated with the RSUP for the year ended December 31, 2015, compared with $1.5 million for the year ended December 31, 2014. The $419 thousand decrease in total salaries and benefits expense when comparing the year ended December 31, 2015 with the year ended December 31, 2014 reflects increases in salaries, commissions, incentives, bonuses and benefits totaling $1.3 million, offset by the $1.7 million reduction in stock based compensation and $55 thousand reduction in contract labor costs. The $753 thousand increase in salaries and the $239 thousand increase in commissions, incentives and bonuses reflect cost-of-living raises, increased loan production, the achievement of performance targets and an increase in the number of employees subsequent to the October 9, 2015 merger with First Independence.

Net occupancy and equipment: Net occupancy and equipment includes expenses related to the use of premises and equipment, such as depreciation, operating lease payments, repairs and maintenance, insurance, property taxes and utilities, net of incidental rental income of excess facilities. Occupancy expenses were $4.2 million for the year ended December 31, 2015, compared to $4.5 million for the year ended December 31, 2014. The majority of the decrease is due to the purchase of the corporate headquarters building in April 2015 and the construction of a new branch building in Wichita, which replaced rented space and was completed in November 2014, resulting in decreases in building rent that were partially offset by an increase in depreciation expense. Depreciation expense, repairs and maintenance, property taxes, and other occupancy costs increased $66 thousand in the year ended December 31, 2015 in connection with the acquisition of First Independence and the addition of four branches in Southeast Kansas.

Data processing: Data processing expenses were $2.9 million for the year ended December 31, 2015, an increase of $409 thousand, or 16.2%, from the year ended December 31, 2014. The increase was principally due to increased debit card processing costs as usage increased.

Professional fees: Professional fees, including regulatory assessments, were $2.1 million for the year ended December 31, 2015 and $2.3 million for the year ended December 31, 2014. The decrease of $193 thousand, or 8.5%, principally is due to a decrease in legal fees of $505 thousand, offset by an increase in accounting fees of $92 thousand and an increase in other professional fees of $215 thousand. The decrease in legal fees was primarily due to the settlement of the lawsuit with U.S. Bank in June 2015, as discussed in the Notes to Consolidated Financial Statements, “Note 23—Legal Matters.” The offsetting increases in professional fees are principally attributable to preparing for SEC registration and the reporting requirements of a public company.

Other real estate owned: As detailed in “Note 5—Other Real Estate Owned” in the Notes to Consolidated Financial Statements other real estate owned expenses, including provision for unrealized losses were $418 thousand for the year ended December 31, 2015, offset by gains on the sale of other real estate owned of $131 thousand. For the year ended December 31, 2014 other real estate owned expenses, including provision for unrealized losses were $526 thousand offset by gains on the sale of other real estate owned of $505 thousand.

Other: Other non-interest expenses, which consist of subscriptions; memberships and dues; employee expenses including travel, meals, entertainment and education; supplies; printing; insurance; account related losses; correspondent bank fees; customer program expenses; losses net of gains on the sale of fixed assets, losses net of gains on the sale of repossessed assets other than real estate; and other operating expenses such as settlement of claims, were $3.8 million for the year ended December 31, 2015 and $2.9 million for the year ended December 31, 2014.

Merger expenses: Merger expenses include legal, advisory and accounting fees associated with services to facilitate the acquisition of other banks. Merger expenses also include data processing conversion costs and costs associated with the integration of personnel, processes and facilities. On October 9, 2015, Equity acquired 100% of the outstanding common stock of First Independence Corporation and its subsidiary, First Federal Savings & Loan of Independence, based in Independence, Kansas. Merger expenses of $1.7 million for the year ended December 31, 2015 are related to this merger.

Loss on extinguishment of debt: Equity chose to incur a $316 thousand loss on extinguishment of debt in February 2015 due to the prepayment of all Equity’s FHLB term advances. The weighted average rate of the FHLB term advances was 3.82%. To the extent that additional funding is needed Equity’s FHLB line of credit has a lower cost of funds, 0.48% at December 31, 2015.

Year ended December 31, 2014 compared with year ended December 31, 2013:

For the year ended December 31, 2014, non-interest expense totaled $35.6 million, an increase of $508 thousand, or 1.4%, compared with 2013. This increase was primarily due to an increase of $1.8 million in salaries and employee benefits, and an increase of $468 thousand in professional fees, partially offset by a decrease of $1.1 million in expenses and losses, net of gains, related to other real estate owned. These items and other changes in the various components of non-interest expense are discussed in more detail below.

Salaries and employee benefits: Salaries and benefits were $19.6 million for the year ended December 31, 2014, an increase of $1.8 million compared to the year ended December 31, 2013. Included in salaries and employee benefits is stock based compensation expense of $1.8 million for 2014 and $401 thousand for 2013. The increase of $1.4 million in stock based compensation is principally attributable to the May 2014 termination of the RSUP. Upon termination of the RSUP the vesting of the RSU’s outstanding was accelerated, the service period was shortened, and the remaining unrecognized compensation was expensed. The expense associated with the RSUP was $1.5 million for the year ended December 31, 2014 compared to $303 thousand for the year ended December 31, 2013. Incentives and bonuses of $1.1 million for 2014 were up $393 thousand over the $747 thousand in incentives and bonuses expense for 2013, accounting for the remaining increase in salaries and employee benefit expense.

Net occupancy and equipment: Net occupancy and equipment includes expenses related to the use of premises and equipment, such as depreciation, operating lease payments, repairs and maintenance, insurance, property taxes and utilities, net of incidental rental income of excess facilities. Occupancy expenses were $4.5 million for the year ended December 31, 2014, a decrease of $36 thousand compared to the year ended December 31, 2013.

Data processing: Data processing expenses were $2.5 million for 2014. An increase of $93 thousand, or 3.8%, from 2013 was due to technology enhancements during 2014.

Professional fees: Professional fees, including regulatory assessments were $2.3 million and $1.8 million for the years ended December 31, 2014 and 2013. The increase of $468 thousand, or 25.8%, is related to legal matters discussed in “Note 23—Legal Matters” in the Notes to Consolidated Financial Statements and additional accounting and other professional services related to SEC registration.

Other real estate owned: As detailed in the Notes to Consolidated Financial Statements, Note 5—Other Real Estate Owned, other real estate owned expenses were $331 thousand for the year ended December 31, 2015, offset by gains on the sale of other real estate owned, including provision for unrealized losses of $44 thousand. For the year ended December 31, 2014 other real estate owned expenses were $397 thousand offset by gains on the sale of other real estate owned, including provision for unrealized losses of $375 thousand. For the year ended December 31, 2013 other real estate owned expenses were $641 thousand and gains on the sale of other real estate owned, offset by provision for unrealized losses were $484 thousand.

Other: Other non-interest expenses, which consist of subscriptions; memberships and dues; employee expenses including travel, meals, entertainment and education; supplies; printing; insurance; account related losses; correspondent bank fees; customer program expenses; losses net of gains on the sale of fixed assets, losses net of gains on the sale of repossessed assets other than real estate; and other operating expenses such as settlement of claims, were $2.9 million and $3.1 million for the years ended December 31, 2014 and 2013.

Efficiency Ratio

The efficiency ratio is a supplemental financial measure utilized in the internal evaluation of Equity’s performance and is not defined under GAAP. Equity’s efficiency ratio is computed by dividing non-interest expense, excluding merger expenses and loss on debt extinguishment by the sum of net interest income and non-interest income, excluding net gains on sales of and settlement of securities and gain on acquisition. Generally, an increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources.

Equity’s efficiency ratio was 66.9% for the year ended December 31, 2015, compared with 72.7% for the year ended December 31, 2014. This decrease was primarily due to increased net interest income and non-interest income as discussed in “Results of Operations—Net Interest Income and Net Interest Margin Analysis” and “Results of Operations—Non-Interest Income.”

Equity’s efficiency ratio was 72.7% for the year ended December 31, 2014, compared with 72.3% for the year ended December 31, 2013. This increase was due to increased non-interest expenses, primarily stock-based compensation associated with the RSUP termination in 2014 as discussed in “Results of Operation— Non-Interest Expense.”

Income Taxes

The amount of income tax expense is influenced by the amount of pre-tax income, the amount of tax-exempt income, the amount non-deductible expenses and available tax credits.

Year ended December 31, 2015 compared with year ended December 31, 2014:

For the year ended December 31, 2015, income tax expense was $4.1 million compared with $4.2 million for the year ended December 31, 2014. The effective income tax rates for the years ended December 31, 2015 and 2014 were 28.7% and 31.9%, as compared to the U.S. statutory rate of 35.0%. As detailed in “NOTE 15—INCOME TAXES” in the Notes to Consolidated Financial Statements, the income tax rate differed from the U.S. statutory rate primarily due to non-taxable income, non-deductible expenses and tax credits.

Year ended December 31, 2014 compared with year ended December 31, 2013:

For the year ended December 31, 2014, income tax expense was $4.2 million compared with $3.5 million for the year ended December 31, 2013. The effective income tax rates for the years ended December 31, 2014 and 2013 were 31.9% and 31.0%, as compared to U.S. statutory rates of 35.0% and 34.0%. The effective income tax rates differed from the U.S. statutory rate primarily due to non-taxable income, non-deductible expenses and tax credits. Beginning in 2014, Equity’s federal taxable income exceeded $10.0 million resulting in a higher U.S. statutory rate.

Impact of Inflation

Equity’s consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of Equity’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Equity’s performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Financial Condition

Overview

Equity’s total assets increased $411.2 million, or 35.0%, from $1.17 billion at December 31, 2014, to $1.59 billion at December 31, 2015. The increase in total assets was primarily from increases in net loans of $234.9 million, $127.3 million in investment securities, $25.1 million in cash and equivalents and $6.7 million in Federal Reserve Bank and FHLB stock. Included in the above changes are the assets of First Independence, which totaled $135 million at acquisition. Equity’s total liabilities increased $361.7 million, or 34.2%, from $1.06 billion at December 31, 2014 to $1.42 billion at December 31, 2015. The increase in total liabilities was primarily from increases in FHLB advances of $124.5 million, $234.7 million in total deposits, and a $3.5 million net increase in the bank stock loan; and were partially offset by decreases of $4.5 million in federal funds purchased and retail repurchase agreements. Equity’s total stockholders’ equity increased $49.5 million, or 42.0%, from $117.7 million at December 31, 2014 to $167.2 million at December 31, 2015. The increase in total stockholders’ equity was primarily from net proceeds from the IPO of $38.9 million and retained earnings of $10.1 million.

Loan Portfolio

Loans are Equity’s largest category of earning assets and typically provide higher yields than other types of earning assets. At December 31, 2015, Equity’s gross loans held for investment portfolio totaled $960.4 million, an increase of $234.5 million, or 32.3%, compared with December 31, 2014. Excluding the acquisition of First Independence, gross loans held for investment increased by $144.6 million, or 19.9%, compared with December 31, 2014. Overall growth consisted of $115.8 million or 49.4% from residential real estate; $78.9 million or 33.7% from commercial and industrial; $19.4 million or 8.3% from commercial real estate; $13.5 million or 5.8% from real estate construction; $9.2 million or 3.9% from consumer, $1.1 million or 0.5% from agricultural real estate; but were partially offset by a decrease of $3.5 million or 1.5% from agricultural. Equity also had loans classified as held for sale totaling $3.5 million at December 31, 2015.

Equity’s loan portfolio consists of various types of loans, most of which are made to borrowers located in the Wichita and Kansas City MSAs, as well as various community markets throughout Kansas and Missouri. Although the portfolio is diversified and generally secured by various types of collateral, the majority of Equity’s loan portfolio consists of commercial and industrial and commercial real estate loans and a substantial portion of Equity’s borrowers’ ability to honor their obligations is dependent on local economic conditions in Kansas and Missouri. As of December 31, 2015, there was no concentration of loans to any one type of industry exceeding 10% of total loans.

At December 31, 2014, Equity’s gross loan held for investment portfolio totaled $725.9 million, an increase of $65.6 million, or 9.9%, compared with $660.3 million at December 31, 2013. This overall growth consisted of $43.7 million, or 66.7% from commercial and industrial; $13.5 million or 20.6% from commercial real estate; $9.1 million or 13.8% from real estate construction; and $9.1 million or 13.8% from residential real estate. Growth in Equity’s gross loans held for investment portfolio was partially offset by decreases of $5.0 million or 7.6% from agricultural real estate; $4.7 million or 7.2% from agricultural; and $86 thousand or 0.1% from consumer. Other loans classified as held for sale totaled $897 thousand at December 31, 2014.

At December 31, 2015, gross total loans were 79.0% of deposits and 60.6% of total assets. At December 31, 2014, gross total loans were 74.0% of deposits and 61.8% of total assets.

The organic, or non-acquired, growth in Equity’s loan portfolio is attributable to Equity’s ability to attract new customers from other financial institutions and overall growth in Equity’s markets. Equity’s lending staff has been successful in building banking relationships with new customers. Several new lenders have been hired in Equity’s markets, and these employees have been successful in transitioning their former clients and attracting new clients. Lending activities originate from the efforts of Equity’s lenders, with an emphasis on lending to individuals, professionals, small to medium-sized businesses and commercial companies located in the Wichita and Kansas City MSAs, as well as community markets in both Kansas and Missouri.

Equity provides commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, SBA loans, agricultural and agricultural real estate loans, letters of credit and other loan products to national and regional companies, real estate developers, mortgage lenders, manufacturing and industrial companies and other businesses. The types of loans Equity makes to consumers include residential real estate loans, home equity loans, home equity lines of credit, installment loans, unsecured and secured personal lines of credit, overdraft protection and letters of credit.

The following table summarizes Equity’s loan portfolio by type of loan as of the dates indicated:

Composition of Loan Portfolio

	December 31,
	2015		2014		2013
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial and industrial	$262,032	27.3%	$183,100	25.2%	$139,365	21.1%
Real estate loans:
Commercial real estate	343,096	35.7%	323,676	44.6%	310,165	47.0%
Real estate construction	53,921	5.6%	40,420	5.6%	31,347	4.8%
Residential real estate	250,216	26.1%	134,455	18.5%	125,395	19.0%
Agricultural real estate	18,180	1.9%	17,083	2.3%	22,092	3.3%

Total real estate loans	665,413	69.3%	515,634	71.0%	488,999	74.1%
Consumer	17,103	1.8%	7,875	1.1%	7,961	1.2%
Agricultural	15,807	1.6%	19,267	2.7%	23,969	3.6%

Total loans held for investment	$960,355	100.0%	$725,876	100.0%	$660,294	100.0%

Total loans held for sale	$3,504	100.0%	$897	100.0%	$347	100.0%

Total loans held for investment (net of allowances)	$954,849	100.0%	$719,913	100.0%	$654,680	100.0%

Commercial and industrial: Commercial and industrial loans include loans used to purchase fixed assets, to provide working capital, or meet other financing needs of the business. Equity’s commercial and industrial portfolio totaled $262.0 million at December 31, 2015, an increase of $78.9 million, or 43.1%, compared to December 31, 2014. Of this growth, $31.4 million, or 39.8%, was a result of broadly syndicated shared national credit originations and $18.9 million, or 23.9%, was a result of mortgage finance loan participation. The remainder was a combination of loan originations within Equity’s target markets, principal repayment, changes in the balances of revolving lines of credit, and loans acquired through First Independence.

Commercial real estate: Commercial real estate loans include all loans secured by nonfarm nonresidential properties and by multifamily residential properties, as well as 1-4 family investment-purpose real estate loans.

Equity’s commercial real estate loans were $343.1 million at December 31, 2015, an increase of $19.4 million, or 6.0%, compared to December 31, 2014. The increase was primarily due to $13.0 million in commercial real estate loans acquired through First Independence. The remainder was a combination of loan originations within Equity’s target markets and principal repayment.

Real estate construction: Real estate construction loans include loans made for the purpose of acquisition, development, or construction of real property, both commercial and consumer. Equity’s real estate construction portfolio totaled $53.9 million at December 31, 2015, an increase of $13.5 million, or 33.4%, compared to December 31, 2014. The increase in real estate construction loans is primarily related to increased originations.

Residential real estate: Residential real estate loans include loans secured by primary or secondary personal residences. Equity’s residential real estate portfolio totaled $250.2 million at December 31, 2015, an increase of $115.8 million, or 86.1%, compared to December 31, 2014. During 2015, Equity purchased three pools of mortgage loans that represent $60.6 million of the increase that was partially offset by net payment activity in the existing residential real estate loans. During 2014, Equity purchased one pool of residential real estate loans totaling $26.2 million. These pools of mortgages were purchased to expand Equity’s loan portfolio and provide additional loan income. Additionally, the acquisition of First Federal added $71.3 million in residential real estate loans as of December 31, 2015.

Agricultural real estate, Agricultural, Consumer and other: Agricultural real estate loans are loans related to farmland. Agricultural loans are primarily operating lines subject to annual farming revenues including productivity/yield of the agricultural commodities produced. Consumer loans are generally secured by consumer assets, but may be unsecured. These three loan pools represent 5.3% of Equity’s overall loan portfolio.

The contractual maturity ranges of loans in Equity’s loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 2015 are summarized in the following table:

Loan Maturity and Sensitivity to Changes in Interest Rates

	As of December 31, 2015
	One year or less	After one year through five years	After five years	Total
	(Dollars in thousands)
Commercial and industrial	$125,800	$93,842	$42,390	$262,032
Real Estate:
Commercial real estate	66,576	184,759	91,761	343,096
Real estate construction	23,455	22,537	7,929	53,921
Residential real estate	5,080	11,497	233,639	250,216
Agricultural real estate	4,984	6,452	6,744	18,180

Total real estate	100,095	225,245	340,073	665,413
Consumer	2,097	10,013	4,993	17,103
Agricultural	9,871	3,785	2,151	15,807

Total	$237,863	$332,885	$389,607	$960,355

Loans with a predetermined fixed interest rate	110,401	231,026	125,579	467,006
Loans with an adjustable/floating interest rate	127,462	101,859	264,028	493,349

Total	$237,863	$332,885	$389,607	$960,355

The contractual maturity ranges of loans in Equity’s loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 2014 are summarized in the following table:

Loan Maturity and Sensitivity to Changes in Interest Rates

	As of December 31, 2014
	One year or less	After one year through five years	After five years	Total
	(Dollars in thousands)
Commercial and industrial	$96,751	$61,268	$25,081	$183,100
Real Estate:
Commercial real estate	52,425	187,757	83,494	323,676
Real estate construction	14,224	18,660	7,536	40,420
Residential real estate	10,282	12,705	111,468	134,455
Agricultural real estate	3,616	6,399	7,068	17,083

Total real estate	80,547	225,521	209,566	515,634
Consumer	2,080	4,733	1,062	7,875
Agricultural	12,924	4,343	2,000	19,267

Total	$192,302	$295,865	$237,709	$725,876

Loans with a predetermined fixed interest rate	104,142	197,142	38,147	339,431
Loans with an adjustable/floating interest rate	88,160	98,723	199,562	386,445

Total	$192,302	$295,865	$237,709	$725,876

Nonperforming Assets

The following table presents information regarding nonperforming assets at the dates indicated:

Nonperforming Assets

	As of December 31,
	2015	2014	2013
Nonaccrual loans	$8,197	$10,790	$12,985
Accruing loans 90 or more days past due	35	39	174
Restructured loans-accruing	—	—	—
OREO acquired through foreclosure, net	5,811	4,754	7,332

Total nonperforming assets	$14,043	$15,583	$20,491

Ratios:
Nonperforming assets to total assets	0.89%	1.33%	1.80%

Nonperforming assets to total loans plus OREO	1.45%	2.13%	3.07%

Nonperforming assets (“NPAs”) include loans on nonaccrual status, accruing loans 90 or more days past due, restructured loans, and other real estate acquired through foreclosure. Impaired loans do not include purchased loans that were identified upon acquisition as having experienced credit deterioration since origination (“purchased credit impaired loans” or “PCI loans”). See the “Critical Accounting Policies” section for information regarding the review of loans for determining the allowance for loan loss and impairment.

Equity had $8.2 million in nonperforming loans at December 31, 2015, compared with $10.8 million at December 31, 2014. The nonperforming loans at December 31, 2015 consisted of 74 separate credits and 61 separate borrowers. Equity had two nonperforming loan relationships each with outstanding balances exceeding $1.0 million as of December 31, 2015.

There are several procedures in place to assist Equity in maintaining the overall quality of its loan portfolio. Equity has established underwriting guidelines to be followed by lenders, and also monitors delinquency levels for any negative or adverse trends. There can be no assurance, however, that Equity’s loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

Potential Problem Loans

Equity categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Loans are analyzed individually and classified based on credit risk. Consumer loans are considered pass credits unless downgraded due to payment status or reviewed as part of a larger credit relationship. Equity uses the following definitions for risk ratings:

Pass: Loans classified as pass do not have any noted weaknesses and repayment of the loan is expected.

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of Equity’s credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Potential problem loans consist of loans that are performing in accordance with contractual terms, but for which management has concerns about the borrower’s ability to comply with repayment terms because of the borrower’s potential financial difficulties. Potential problem loans are assigned a grade of special mention or substandard. At December 31, 2015, Equity had $7.1 million in potential problem loans which were not included in either non-accrual or 90 days past due categories, compared to $20.7 million at December 31, 2014

The risk category of loans by class of loans is as follows as of December 31, 2015:

Risk Category of Loans by Class

	As of December 31, 2015
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and industrial	$260,669	$—	$1,363	$—	$262,032
Real estate:
Commercial real estate	333,609	—	9,487	—	343,096
Real estate construction	53,308	—	613	—	53,921
Residential real estate	246,901	—	3,315	—	250,216
Agricultural real estate	17,810	—	370	—	18,180

Total real estate	651,628	—	13,785	—	665,413
Consumer	17,000	—	103	—	17,103
Agricultural	15,707	—	100	—	15,807

Total	$945,004	$—	$15,351	$—	$960,355

The risk category of loans by class of loans is as follows as of December 31, 2014:

Risk Category of Loans by Class

	As of December 31, 2014
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and industrial	$181,272	$—	$1,828	$—	$183,100
Real estate:
Commercial real estate	302,511	147	21,018	—	323,676
Real estate construction	38,342	—	2,078	—	40,420
Residential real estate	132,285	—	2,170	—	134,455
Agricultural real estate	16,708	—	375	—	17,083

Total real estate	489,846	147	25,641	—	515,634
Consumer	7,846	—	29	—	7,875
Agricultural	15,432	—	3,835	—	19,267

Total	$694,396	$147	$31,333	$—	$725,876

At December 31, 2015, loans considered pass rated credits increased to 98.4% of total loans from 95.7% of total loans at December 31, 2014. Classified loans were $15.4 million at December 31, 2015, a decrease of $16.1 million, or 51.2%, from $31.5 million at December 31, 2014. The decrease primarily resulted from Equity’s continued focus on resolving classified loans in a timely manner as well as economic improvement in Equity’s principal markets.

Generally, loans are designated as nonaccrual when either principal or interest payments are 90 days or more past due based on contractual terms, unless the loan is well secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed against income. Future interest income may be recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

In accordance with applicable regulation, appraisals or evaluations are required to independently value real estate and, as an important element, to consider when underwriting loans secured in part or in whole by real estate. The value of real estate collateral provides additional support to the borrower’s credit capacity.

With respect to potential problem loans, all monitored and under-performing loans are reviewed and evaluated to determine if they are impaired. If Equity determines that a loan is impaired, then it evaluates the borrower’s overall financial condition to determine the need, if any, for possible write downs or appropriate additions to the allowance for loan losses based on the unlikelihood of full repayment of principal and interest in accordance with the contractual terms or the net realizable value of the pledged collateral.

Allowance for loan losses

Please see “Critical Accounting Policies—Allowance for Loan Losses” for additional discussion of Equity’s allowance policy.

In connection with Equity’s review of the loan portfolio, risk elements attributable to particular loan types or categories are considered when assessing the quality of individual loans. Some of the risk elements include:

•	Commercial and industrial loans are dependent on the strength of the industries of the related borrowers and the success of their businesses. Commercial and industrial loans are advanced for equipment purchases, to provide working capital, or meet other financing needs of the business. These loans may be secured by accounts receivable, inventory, equipment, or other business assets. Financial information is obtained from the borrower to evaluate the debt service coverage and ability to repay the loans.

•	Commercial real estate loans are dependent on the industries tied to these loans as well as the local commercial real estate market. The loans are secured by the real estate, and appraisals are obtained to support the loan amount. An evaluation of the project’s cash flows is performed to evaluate the borrower’s ability to repay the loan at the time of origination and periodically updated during the life of the loan. Residential real estate loans are affected by the local residential real estate market, the local economy, and movement in interest rates. Equity evaluates the borrower’s repayment ability through a review of credit reports and debt to income ratios. Appraisals are obtained to support the loan amount.

•	Agricultural real estate loans are real estate loans related to farmland, and are affected by the value of farmland. Equity evaluates the borrower’s ability to repay based on cash flows from farming operations.

•	Consumer loans are dependent on the local economy. Consumer loans are generally secured by consumer assets, but may be unsecured. Equity evaluates the borrower’s repayment ability through a review of credit scores and an evaluation of debt to income ratios.

•	Agricultural loans are primarily operating lines subject to annual farming revenues including productivity/yield of the agricultural commodities produced and the market pricing at the time of sale.

Purchased credit impaired loans: Equity has acquired loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all required payments would not be collected. These purchased credit impaired loans were recorded at fair value, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses. Purchased credit impaired loans are accounted for individually. Equity estimates the amount and timing of expected cash flows for each loan, and the expected cash flows in excess of the amount paid are recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over expected cash flows is not recorded (non-accretable difference). Over the life of the loan, expected cash flows continue to be estimated. If the present value of the expected cash flows is less than the carrying amount, a loss is recorded. If the present value of the expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

The table below shows the contractually required principal loan payments and the associated purchase discount on Equity’s purchased credit impaired portfolio.

Recorded Investment in Purchased Credit Impaired Loans

	December 31,	December 31,	December 31,
	2015	2014	2013
	(Dollars in thousands)
Contractually required payments	$7,550	$7,278	$9,063
Discount	(1,794)	(2,167)	(2,536)

Recorded investment	$5,756	$5,111	$6,527

Analysis of allowance for loan and lease losses: At December 31, 2015, the allowance for loan losses totaled $5.5 million, or 0.57% of total loans. At December 31, 2014 the allowance for loan losses aggregated $6.0 million, or 0.82% of total loans.

The allowance for loan losses on loans collectively evaluated for impairment totaled $5.2 million, or 0.55%, of the $948.9 million in loans collectively evaluated for impairment at December 31, 2015, compared to an allowance for loan losses of $4.3 million, or 0.60%, of the $711.0 million in loans collectively evaluated for impairment at December 31, 2014, and an allowance for loan losses of $4.5 million, or 0.69%, of the $647.7 million in loans collectively evaluated for impairment at December 31, 2013. The decrease was primarily related to a change in applied loss factors which are based in part on historical loss experience as well as changes in the composition and quality of Equity’s loan portfolio collectively evaluated for impairment. The changes in composition included purchases of broadly syndicated loans, mortgage finance loans, and residential real estate mortgage pools which have different characteristics than Equity’s originated loan portfolio at December 31, 2014.

Net losses as a percentage of average loans increased to 0.43% for the twelve months ended December 31, 2015 as compared to 0.13% for the twelve months ended December 31, 2014, and 0.21% for the twelve months ended December 31, 2013. While net charge-offs increased during 2015, $1.5 million of these gross charge-offs had been previously identified and specifically reserved for in the allowance for loan losses as of December 31, 2014.

There have been no material changes to Equity’s accounting policies related to its allowance for loan loss methodology during 2015 and 2014.

The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

Allowance for Loan and Lease Losses

	As of and for the Twelve Months Ended December 31,
	2015	2014	2013
	(Dollars in thousands)
Average loans outstanding(1)	$813,970	$680,982	$698,447

Gross loans outstanding at end of period(1)	$960,355	$725,876	$660,295

Allowance for loan losses at beginning of the period	$5,963	$5,614	$4,471
Provision for loan losses	3,047	1,200	2,583
Charge-offs:
Commercial and industrial	(1,468)	(46)	(126)
Real estate:
Commercial real estate	(1,668)	(241)	(920)
Real estate construction	—	—	(6)
Residential real estate	(296)	(668)	(522)
Agricultural real estate	—	—	—
Consumer	(309)	(360)	(374)
Agricultural	—	(19)	(37)

Total charge-offs	(3,741)	(1,334)	(1,985)
Recoveries:
Commercial and industrial	23	36	39
Real estate:
Commercial real estate	126	72	29
Real estate construction	2	16	30
Residential real estate	31	139	292
Agricultural real estate	—	—	—
Consumer	53	218	154
Agricultural	2	2	1

Total recoveries	237	483	545

Net recoveries (charge-offs)	(3,504)	(851)	(1,440)

Allowance for loan losses at end of the period	$5,506	$5,963	$5,614

Ratio of ALLL to end of period loans	0.57%	0.82%	0.85%
Annualized ratio of net charge-offs (recoveries) to average loans	0.43%	0.13%	0.21%

(1)	Excluding loans held for sale.

The following table shows the allocation of the allowance for loan losses among Equity’s loan categories and certain other information as of the dates indicated. The total allowance is available to absorb losses from any loan category.

Analysis of the Allowance for Loan and Lease Losses

	December 31,
	2015		2014		2013
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial and industrial	$1,366	24.8%	$1,559	26.1%	$990	17.6%
Real estate:
Commercial real estate	1,728	31.4%	2,298	38.5%	2,378	42.4%
Real estate construction	323	5.9%	599	10.0%	488	8.7%
Residential real estate	1,824	33.1%	1,190	20.0%	1,360	24.2%
Agricultural real estate	29	0.5%	148	2.5%	217	3.9%
Consumer	187	3.4%	81	1.4%	63	1.1%
Agricultural	49	0.9%	88	1.5%	118	2.1%

Total allowance for loan losses	$5,506	100.0%	$5,963	100.0%	$5,614	100.0%

Management believes that the allowance for loan losses at December 31, 2015 was adequate to cover probable incurred losses in the loan portfolio as of such date. There can be no assurance, however, that Equity will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2015.

Securities

Equity uses its securities portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. At December 31, 2015, the carrying amount of investment securities totaled $441.3 million, an increase of $127.3 million, or 40.6%, compared with December 31, 2014. At December 31, 2015, securities represented 27.8% of total assets compared with 26.7% at December 31, 2014.

At the date of purchase, debt and equity securities are classified into one of two categories, held-to-maturity or available-for-sale. Equity does not purchase securities for trading purposes. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and carried at cost, adjusted for the amortization of premiums and the accretion of discounts, in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Debt securities not classified as held-to-maturity are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as accumulated comprehensive income or loss until realized. Interest earned on securities is included in total interest and dividend income. Also included in total interest and dividend income are dividends received on stock investments in the Federal Reserve Bank of Kansas City and the FHLB of Topeka. These stock investments are stated at cost.

The following table summarizes the amortized cost and fair value by classification of available-for-sale securities as of the dates shown:

Available-For-Sale Securities

	December 31, 2015		December 31, 2014		December 31, 2013
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. government-sponsored entities	$17,090	$17,036	$10,546	$10,400	$16,684	$16,842
Residential mortgage-backed securities (issued by government-sponsored entities)	109,784	109,521	35,867	36,529	39,492	40,162
Corporate	3,000	2,954	3,000	3,011	7,509	7,561
Small Business Administration loan pools	275	297	332	356	371	401
State and political subdivisions	504	508	2,169	2,193	—	—
Equity securities	500	494	500	496	500	484

Total available-for-sale securities	$131,153	$130,810	$52,414	$52,985	$64,556	$65,450

The following table summarizes the amortized cost and fair value by classification of held-to-maturity securities as of the dates shown:

Held-To-Maturity Securities

	December 31, 2015		December 31, 2014		December 31, 2013
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. government-sponsored entities	$2,669	$2,643	$2,800	$2,809	$—	$—
Residential mortgage-backed securities (issued by government-sponsored entities)	230,554	230,993	195,458	198,171	217,627	213,416
Corporate	12,983	12,758	12,976	12,779	19,138	18,290
Small Business Administration loan pools	2,863	2,875	3,220	3,224	3,450	3,316
State and political subdivisions	61,470	63,533	46,563	48,206	44,192	44,726

Total held-to-maturity securities	$310,539	$312,802	$261,017	$265,189	$284,407	$279,748

At December 31, 2015, 2014 and 2013, Equity did not own securities of any one issuer (other than the U.S. government and its agencies or sponsored entities) for which aggregate adjusted cost exceeded 10% of the consolidated stockholders’ equity at the reporting dates noted.

The following tables summarize the contractual maturity of debt securities and their weighted average yields as of December 31, 2015 and December 31, 2014. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Available-for-sale securities are shown at fair value and held-to-maturity securities are shown at cost, adjusted for the amortization of premiums and the accretion of discounts.

	December 31, 2015
	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years		Total
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
Available-for-sale securities:
U.S. government-sponsored entities	$100	1.26%	$12,204	1.47%	$4,732	2.02%	$—	—%	$17,036	1.63%
Residential mortgage-backed securities (issued by government-sponsored entities)	—	—%	3,719	1.91%	456	2.47%	105,346	2.89%	109,521	2.86%
Corporate	—	—%	—	—%	2,954	1.51%	—	—%	2,954	1.51%
Small Business Administration loan pools	—	—%	—	—%	—	—%	297	5.21%	297	5.21%
State and political subdivisions(1)	—	—%	508	1.50%	—	—%	—	—%	508	1.50%

Total available-for-sale securities	$100	1.26%	$16,431	1.57%	$8,142	1.86%	$105,643	2.90%	$130,316	2.67%

Held-to-maturity securities:
U.S. government-sponsored entities	$—	—%	$2,669	2.46%	$—	—%	$—	—%	$2,669	2.46%
Residential mortgage-backed securities (issued by government-sponsored entities)	—	—%	4,257	2.50%	5,869	2.68%	220,428	2.89%	230,554	2.87%
Corporate	—	—%	—	—%	5,370	2.74%	7,613	2.06%	12,983	2.34%
Small Business Administration loan pools	—	—%	—	—%	—	—%	2,863	2.61%	2,863	2.61%
State and political subdivisions(1)	3,741	2.41%	12,084	2.60%	22,731	2.90%	22,914	3.16%	61,470	2.91%

Total held-to-maturity securities	$3,741	2.41%	$19,010	2.55%	$33,970	2.84%	$253,818	2.88%	$310,539	2.85%

Total debt securities	$3,841	2.38%	$35,441	2.10%	$42,112	2.65%	$359,461	2.89%	$440,855	2.80%

(1)	The calculated yield is not calculated on a tax equivalent basis.

	December 31, 2014
	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years		Total
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
Available-for-sale securities:
U.S. government-sponsored entities	$85	1.83%	$2,354	1.82%	$7,961	2.07%	$—	—%	$10,400	2.01%
Residential mortgage-backed securities (issued by government-sponsored entities)	—	—%	4,200	1.93%	6,634	2.52%	25,695	2.63%	36,529	2.53%
Corporate	—	—%	—	—%	3,011	1.24%	—	—%	3,011	1.24%
Small Business Administration loan pools	—	—%	—	—%	—	—%	356	4.49%	356	4.49%
State and political subdivisions(1)	—	—%	567	1.33%	1,626	1.74%	—	—%	2,193	1.64%

Total available-for-sale securities	$85	1.83%	$7,121	1.85%	$19,232	2.07%	$26,051	2.65%	$52,489	2.33%

Held-to-maturity securities:
U.S. government-sponsored entities	$—	—%	$2,800	2.47%	$—	—%	$—	—%	$2,800	2.47%
Residential mortgage-backed securities (issued by government-sponsored entities)	—	—%	4,431	2.01%	13,651	2.51%	177,376	2.58%	195,458	2.56%
Corporate	—	—%	—	—%	5,433	2.72%	7,543	1.92%	12,976	2.26%
Small Business Administration loan pools	—	—%	—	—%	—	—%	3,220	2.49%	3,220	2.49%
State and political subdivisions(1)	4,426	1.83%	12,147	2.52%	23,677	2.85%	6,313	3.53%	46,563	2.76%

Total held-to-maturity securities	$4,426	1.83%	$19,378	2.39%	$42,761	2.73%	$194,452	2.58%	$261,017	2.58%

Total debt securities	$4,511	1.83%	$26,499	2.25%	$61,993	2.52%	$220,503	2.59%	$313,506	2.54%

(1)	The calculated yield is not calculated on a tax equivalent basis.

Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as Ginnie Mae, Fannie Mae and Freddie Mac. Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Premiums and discounts on mortgage-backed securities are amortized and accreted over the expected life of the security and may be impacted by prepayments. As such, mortgage-backed securities which are purchased at a premium will generally produce decreasing net yields as interest rates drop because home owners tend to refinance their mortgages resulting in prepayments and an acceleration of premium amortization. Securities purchased at a discount will reflect higher net yields in a decreasing interest rate environment as prepayments result in an acceleration of discount accretion.

The contractual maturity of mortgage-backed securities is not a reliable indicator of their expected lives because borrowers have the right to prepay their obligations at any time. Monthly pay downs on mortgage-backed securities cause the average lives of these securities to be much different than their stated lives. At December 31, 2015 and December 31, 2014, 95.8% and 87.5% of the mortgage-backed securities held by Equity had contractual final maturities of more than ten years with a weighted average life of 5.2 years and 4.6 years and a modified duration of 4.6 years and 4.2 years.

Deposits

Equity’s lending and investing activities are primarily funded by deposits. A variety of deposit accounts are offered with a wide range of interest rates and terms including demand, savings, money market and time deposits. Equity relies primarily on competitive pricing policies, convenient locations, comprehensive marketing strategy and personalized service to attract and retain these deposits.

The following table shows Equity’s composition of deposits at December 31, 2015, 2014 and 2013 (dollars in thousands):

Composition of Deposits

	2015		2014		2013
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Non-interest-bearing demand	$157,834	13.0%	$128,919	13.1%	$131,527	13.9%
Interest-bearing demand and NOW accounts	316,965	26.0%	271,117	27.6%	220,115	23.3%
Savings and money market	302,503	24.9%	238,981	24.4%	232,467	24.5%
Time	438,612	36.1%	342,160	34.9%	363,210	38.3%

Total deposits	$1,215,914	100.0%	$981,177	100.0%	$947,319	100.0%

The following table shows the average deposit balance and average rate paid on deposits for the year ended December 31, 2015, 2014 and 2013 (dollars in thousands):

Average Deposit Balances and Average Rate Paid

	2015		2014		2013
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Non-interest-bearing demand	$138,933	—%	$129,007	—%	$127,741	—%
Interest-bearing demand and NOW accounts	259,007	0.25%	224,009	0.25%	209,696	0.28%
Savings and money market	261,195	0.34%	241,291	0.27%	235,388	0.26%
Time	374,846	0.90%	366,168	0.79%	386,459	0.82%

Total deposits	$1,033,981		$960,475		$959,284

Total deposits at December 31, 2015 were $1.22 billion, an increase of $234.7 million, or 23.9%, compared to December 31, 2014. All deposit categories reflect increases including: time deposits of $96.5 million, or 28.2%, savings and money market deposits of $63.5 million, or 26.6%, interest-bearing demand and NOW accounts of $45.8 million, or 16.9%, and non-interest bearing demand deposits of $28.9 million, or 22.4%. As part of the First Independence merger Equity assumed non-interest-bearing demand deposits of $15.2 million, interest-bearing demand and now accounts of $12.5 million, savings and money market deposits of $32.0 million and time deposits of $27.4 million. The increases in time deposits and interest-bearing demand and NOW accounts, excluding the impact of the merger, are primarily due to the addition of new public-fund customers and the increase in existing public-fund customer balances in these deposit products. The increases in savings and money market deposits and non-interest-bearing demand deposits, excluding the impact of the merger, are due to Equity’s ongoing business development efforts.

Total deposits at December 31, 2014 were $981.2 million, an increase of $33.9 million, or 3.6%, compared to December 31, 2013. Increases in interest-bearing demand and NOW accounts of $51.0 million, or 23.2%, and savings and money market deposits of $6.5 million, or 2.8%, were partially offset by decreases in time deposits of $21.1 million, or 5.8%, and non-interest bearing demand deposits of $2.6 million, or 2.0%. The increase in interest-bearing demand and NOW accounts is primarily from the addition of new public-fund customers and the increase in existing public-fund customer balances in these deposit products. The increase in savings and money market deposits was due to the increase in customer demand for shorter duration deposits and Equity’s business development efforts. The decrease in time deposits is primarily due to $13.6 million of brokered certificates of deposit maturing during 2014 and not being replaced.

Included in savings and money market deposits at December 31, 2015, 2014 and 2013 are brokered deposit balances of $3.9 million, $7.8 million, and $5.9 million. These balances represent customer funds placed in the Insured Cash Sweep (“ICS”) service that allows Equity Bank to break large money-market deposits into smaller amounts and place them in a network of other ICS banks to ensure that FDIC insurance coverage is gained on the entire deposit. Although classified as brokered deposits for regulatory purposes, funds placed through the ICS service are Equity Bank’s customer relationships that management views as core funding. Brokered certificates of deposit as of December 31, 2015, 2014, and 2013 were $4.2 million, $12.9 million, and $36.9 million. Of these balances, $4.2 million at December 31, 2015, $5.8 million at December 31, 2014 and $16.3 million at December 31, 2013 were customer funds placed in the Certificate of Deposit Account Registry Service (“CDARS”) program. CDARS allows Equity Bank to break large deposits into smaller amounts and place them in a network of other CDARS banks to ensure that FDIC insurance coverage is gained on the entire deposit. Although classified as brokered deposits for regulatory purposes, funds placed through the CDARS program are Equity Bank’s customer relationships that management views as core funding.

The following table provides information on the maturity distribution of time deposits of $100,000 or more as of December 31, 2015 and December 31, 2014 (dollars in thousands):

	December 31, 2015	December 31, 2014
3 months or less	$39,837	$57,152
Over 3 through 6 months	42,803	27,943
Over 6 through 12 months	96,888	47,896
Over 12 months	99,086	86,733

Total Time Deposits	$278,614	$219,724

Other Borrowed Funds

Equity utilizes borrowings to supplement deposits to fund its lending and investing activities. Short-term borrowing and long-term borrowing consist of funds from the FHLB, federal funds purchased and retail repurchase agreements, a bank stock loan and subordinated debentures.

The following table presents Equity’s short-term borrowings at the dates indicated (dollars in thousands):

(Dollars in thousands)	Federal funds purchased and retail repurchase agreements	FHLB Line of Credit
December 31, 2015:
Amount outstanding at year-end	$20,762	$145,439
Weighted average interest rate at year-end	0.24%	0.48%
Maximum month-end balance during the year	$27,951	$260,939
Average balance outstanding during the year	$24,853	$156,085
Weighted average interest rate during the year	0.24%	0.29%
December 31, 2014:
Amount outstanding at year-end	$25,301	$16,544
Weighted average interest rate at year-end	0.25%	0.25%
Maximum month-end balance during the year	$31,159	$43,150
Average balance outstanding during the year	$28,516	$14,841
Weighted average interest rate during the year	0.26%	0.24%
December 31, 2013:
Amount outstanding at year-end	$25,450	$—
Weighted average interest rate at year-end	0.26%	0.19%
Maximum month-end balance during the year	$43,278	$34,124
Average balance outstanding during the year	$31,608	$13,178
Weighted average interest rate during the year	0.29%	0.20%

Federal funds purchased and retail repurchase agreements: Equity has available federal funds lines of credit with its correspondent banks. As of December 31, 2015 and December 31, 2014, there were no federal funds purchased outstanding. Retail repurchase agreements outstanding represent the purchase of interests in securities by banking customers. Retail repurchase agreements are stated at the amount of cash received in connection with the transaction. Equity does not account for any of its repurchase agreements as sales for accounting purposes in its financial statements. Repurchase agreements with banking customers are settled on the following business day. Retail repurchase agreements are secured by investment securities held by Equity totaling $25.8 million at December 31, 2015 and $33.0 million at December 31, 2014. The agreements are on a day-to-day basis and can be terminated on demand. At December 31, 2015 and December 31, 2014, Equity had retail repurchase agreements with banking customers of $20.8 million and $25.3 million.

FHLB advances: FHLB advances include both draws against Equity’s line of credit and fixed rate term advances. Each term advance is payable in full at its maturity date and contains provision for prepayment penalties. At December 31, 2015 Equity had no term advances with the FHLB. All term advances were paid in full during the first quarter of 2015 incurring $316 thousand in prepayment penalties in order to decrease future costs of funds. Equity’s FHLB borrowings are used for operational liquidity needs for originating and purchasing loans, purchasing investments and general operating cash requirements. Equity’s FHLB borrowings were collateralized by certain qualifying loans totaling $318.8 million at December 31, 2015. Based on this collateral and Equity’s holdings of FHLB stock, it was eligible to borrow an additional $172.6 million at December 31, 2015.

Bank stock loan: In July 2014, Equity borrowed $15.5 million from an unaffiliated financial institution, secured by its stock in Equity Bank. In September 2015, Equity amended and restated this loan and borrowed an additional $5.0 million. The original borrowing was to redeem the Series A and Series B preferred stock and the purpose of the additional borrowing was to provide liquidity for the purchase of First Independence Corporation. The terms of the original loan mirror the amended loan with the exception of the quarterly and final payment amounts. The loan bears interest at a fixed rate of 4.00% until July 2019, at which time the interest rate adjusts to

Prime Rate, as designated as such in the “Money Rates” section of The Wall Street Journal (or any generally recognized successor), floating daily. Accrued interest and principal payments are due quarterly on the first day of January, April, July and October, with one final payment of unpaid principal and interest due in July 2021. The terms of the loan require Equity and Equity Bank to maintain minimum capital ratios and other covenants. The loan and accrued interest may be pre-paid at any time without penalty. In the event of default, the lender has the option to declare all outstanding balances as immediately due. The bank stock loan balance was $18.6 million at December 31, 2015 and $15.2 million at December 31, 2014. A portion of the proceeds of Equity’s IPO were used to repay this borrowing in full on January 4, 2016.

Subordinated debentures: In conjunction with the 2012 acquisition of First Community, Equity assumed certain subordinated debentures owed to special purpose unconsolidated subsidiaries that are controlled by us, FCB Capital Trust II and FCB Capital Trust III, (“CTII” and “CTIII,” respectively). The trust preferred securities issued by CTII accrue and pay distributions quarterly at three-month LIBOR plus 2.00% on the stated liquidation amount of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on April 15, 2035 or upon earlier redemption. The trust preferred securities issued by CTIII accrue and pay distributions quarterly at three-month LIBOR plus 1.89% on the stated liquidation amount of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on June 15, 2037 or upon earlier redemption. The subordinated debentures balance was $9.3 million at December 31, 2015 and $8.9 million at December 31, 2014.

Liquidity and Capital Resources

Liquidity

Market and public confidence in Equity’s financial strength and financial institutions in general will largely determine access to appropriate levels of liquidity. This confidence is significantly dependent on Equity’s ability to maintain sound asset quality and appropriate levels of capital reserves.

Liquidity is defined as the ability to meet anticipated customer demands for future funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Equity measures its liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily, weekly, and monthly basis.

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations such as loan commitments, lease obligations, and unexpected deposit outflows. In this process, Equity focuses on both assets and liabilities and on the manner in which they combine to provide adequate liquidity to meet its needs.

During the years ended December 31, 2015, 2014, and 2013 Equity’s liquidity needs have primarily been met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Other funding sources include federal funds purchased, retail repurchase agreements, brokered certificates of deposit, borrowings from the FHLB and in 2015 the issuance of common stock in Equity’s IPO.

Equity’s largest sources of funds are FHLB borrowings and deposits and its largest uses of funds are the origination or purchases of loans and securities purchases. Average loans were $816.1 million for the year ended December 31, 2015, an increase of 19.5% over average loans of $682.7 million for the year ended December 31, 2014. Excess deposits are primarily invested in Equity’s interest-bearing deposit account with the Kansas City Federal Reserve Bank, investment securities, federal funds sold or other short-term liquid investments until the funds are needed to fund loan growth. Equity’s securities portfolio has a weighted average life of 5.3 years and a modified duration of 4.7 years at December 31, 2015. In January 2016, $35.0 million of the proceeds from the

November 2015 IPO were used to repay the bank stock loan of $18.6 million and to repurchase the Series C Preferred Stock at liquidation preference of $16.4 million. Equity believes that its daily funding needs can be met through cash provided by operating activities, payments and maturities on loans and investment securities, Equity’s core deposit base and FHLB advances and other borrowing relationships. In January 2016, Equity entered into a lending agreement with another financial institution providing for a maximum borrowing capacity of $20.0 million. This agreement, which is secured by Equity Bank stock, can be used to fund future acquisitions and for general corporate purposes.

Cash Flow Overview

Cash and cash equivalents were $56.8 million at December 31, 2015, an increase of $25.1 million from the $31.7 million cash and cash equivalents at December 31, 2014. The net cash provided by operating activities of $13.6 million and the net cash provided by financing activities of $278.4 million were offset by the $266.9 million use of cash and cash equivalents for investing purposes, resulting in net proceeds of cash and cash equivalents of $25.1 million for the year ended December 31, 2015. The net cash used in investing activities was principally related to loan portfolio growth and the purchase of investment securities in excess of the cash follows generated by maturities, pay-downs, calls and sales of and settlement of securities During 2015 liquidity provided by operating activities, FHLB borrowings and deposit growth were used to grow loans by $150.6 million and purchase additional investment securities of $99.7 million, purchase additional FHLB and Federal Reserve Bank stock of $4.9 million and purchase premise and equipment of $5.7 million. The purchase of net non-cash assets of First Independence used $9.0 million cash and cash equivalents which was funded by available cash and $5.0 million additional borrowings on the bank stock loan

Cash and cash equivalents were $31.7 million at December 31, 2014, an increase of $11.1 million from the $20.6 million cash and cash equivalents at December 31, 2013. The net cash provided by operating activities of $13.7 million plus the net cash provided by financing activities of $44.0 million were partially used in investing activities, with the remainder resulting in the increase in cash and cash equivalents. During 2014, proceeds of the $15.5 million from the bank stock loan were used to redeem a like amount of Series A and Series B preferred stock. Other funding activities, including the increase in deposits of $51.9 million and the increase in FHLB advances of $11.7 million were used for the first-quarter-2014 purchase of treasury shares and to provide funds for investing activities. Net cash used in investing activities was principally for loan portfolio growth. However, an additional use of funds was the November 2014 transfer of $13.8 million to an unaffiliated financial institution in connection with the sale of two Kansas branches.

During 2013, cash and cash equivalents decreased $79.8 million from $100.4 million at December 31, 2012 to $20.6 million at December 31, 2013. This decrease was principally the result of repositioning both assets and liabilities following the October 2012 acquisition of First Community Bancshares, Inc. or First Community. This repositioning included the use of $45.2 million in investing activities and the use of $50.6 million in financing activities partially offset by the $16.1 million net cash provided by operations. During 2013, Equity invested $101.9 million in investment securities in excess of the net cash provided by the investment securities portfolios from maturities, pay-down, calls and sales. This use of cash was partially funded by a $57.7 million decrease in the loan portfolio as Equity identified and disposed of First Community’s problem loans. Cash was also used for repositioning liabilities, including the decrease in deposits of $43.0 million and the decrease in FHLB advances of $8.6 million.

Off-Balance Sheet Items

In the normal course of business, Equity enters into various transactions, which, in accordance with GAAP, are not included in its consolidated balance sheets. Equity enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. Equity’s exposure to credit loss is represented by the contractual amounts of these commitments. The same credit policies and procedures are used in making these commitments as for on-balance sheet instruments.

Equity’s commitments associated with outstanding standby and performance letters of credit and commitments to extend credit expiring by period as of December 31, 2015 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

Credit Extensions Commitments

As of December 31, 2015

	1 Year or Less	More Than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More	Total
Standby and performance letters of credit	$2,140	$2,696	$5	$—	$4,841
Commitments to extend credit	93,724	31,565	31,922	35,962	193,173

Total	$95,864	$34,261	$31,927	$35,962	$198,014

Standby and Performance Letters of Credit: Standby letters of credit are irrevocable commitments issued by Equity to guarantee the performance of a customer to a third party once specified pre-conditions are met. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers.

Commitments to Extend Credit: Commitments to originate loans and available lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments and lines of credit may expire without being drawn upon, the total commitment and lines of credit amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate. Mortgage loans in the process of origination represent amounts that Equity plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market.

Contractual Obligations

The following table summarizes Equity’s contractual obligations and other commitments to make future payments as of December 31, 2015 (other than securities sold under repurchase agreements). These obligations consist of Equity’s future cash payments associated with contractual obligations pursuant to FHLB advances, time deposit contracts, borrowed funds, and non-cancelable future operating leases. Payments related to leases are based on actual payments specified in underlying contracts.

Other contractual obligations represent commitments made by Equity to make capital investments in limited-liability entities that invest in qualified affordable housing projects. Payments on these obligations are made as requested by the managers of the limited-liability entities, however the table below includes an estimate of the anticipated timing of payments pursuant to these commitments.

Contractual Obligations

As of December 31, 2015

	1 Year or Less	More Than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More	Total
Certificates and other time deposits	$266,943	$112,156	$56,926	$2,587	$438,612
Bank stock loan	2,172	4,344	4,344	7,752	18,612
Subordinated debentures	—	—	—	15,465	15,465
FHLB advances	145,439	—	—	—	145,439
Other contractual obligation commitments	690	1,068	853	482	3,093
Non-cancelable future operating leases	525	745	131	319	1,720

Total	$415,769	$118,313	$62,254	$26,605	$622,941

Capital Resources

Capital management consists of providing equity to support Equity’s current and future operations. The federal bank regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. As a bank holding company and a state-chartered-Fed-member bank, Equity and Equity Bank are subject to regulatory capital requirements.

Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2015 and December 31, 2014, Equity and Equity Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and acquisitions, and capital restoration plans are required.

Failure to meet capital guidelines could subject the institution to a variety of enforcement remedies by federal bank regulatory agencies, including termination of deposit insurance by the FDIC, restrictions on certain business activities and appointment of the FDIC as conservator or receiver. As of December 31, 2015, the most recent notifications from the federal regulatory agencies categorized Equity Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Equity Bank must maintain minimum total capital, Tier 1 capital, Common Equity Tier 1 capital, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Equity Bank’s category.

Total stockholders’ equity was $167.2 million at December 31, 2015, an increase of $49.5 million, or 42.0%, compared with December 31, 2014. The increase was principally attributable to common stock issuance as part of Equity’s IPO of $38.9 million, retained earnings of $10.1 million for the year ended December 31, 2015 and stock based compensation of $531 thousand.

In July 2013, the federal banking agencies published final rules establishing a new comprehensive capital framework for U.S. banking organizations. These rules became effective as applied to Equity and Equity.

Bank on January 1, 2015, with a phase in period from January 1, 2015 through January 1, 2019. The following table provides a comparison of Equity’s and Equity Bank’s leverage and risk-weighted capital ratios as of December 31, 2015 to the minimum and well-capitalized regulatory standards.

Capital Adequacy Analysis

As of December 31, 2015

	Actual		Minimum Required for Capital Adequacy Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
Equity(1)
Total capital (to risk weighted assets)	$156,358	14.35%	$87,146	8.00%	$	N/A	N/A
Tier 1 capital (to risk weighted assets)	150,852	13.85%	65,359	6.00%		N/A	N/A
Common equity tier 1 capital (to risk weighted assets)	134,480	12.35%	49,019	4.50%		N/A	N/A
Tier 1 leverage capital (to average assets)	150,852	9.47%	63,728	4.00%		N/A	N/A

Equity Bank(2)
Total capital (to risk weighted assets)	$139,275	12.77%	$87,256	8.00%		$109,070	10.00%
Tier 1 capital (to risk weighted assets)	133,769	12.26%	65,442	6.00%		87,256	8.00%
Common equity tier 1 capital (to risk weighted assets)	133,769	12.26%	49,082	4.50%		70,896	6.50%
Tier 1 leverage capital (to average assets)	133,769	8.39%	63,790	4.00%		79,737	5.00%

(1)	The Federal Reserve may require Equity to maintain capital ratios above the required minimums.
(2)	The Federal Reserve may require Equity Bank to maintain capital ratios above the required minimums.

Non-GAAP Financial Measures

Equity identifies certain financial measures discussed in this joint proxy statement/prospectus as being “non-GAAP financial measures.” In accordance with the SEC’s rules, Equity classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in Equity’s statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that Equity discusses in this joint proxy statement/prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which Equity calculates the non-GAAP financial measures that are discussed in this joint proxy statement/prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures Equity has discussed in this joint proxy statement/prospectus when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share and Tangible Book Value Per Diluted Common Share: Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Equity calculates: (a) tangible common equity as total stockholders’ equity less preferred stock, goodwill, core deposit intangibles, net of accumulated amortization and mortgage servicing asset, net of accumulated amortization; (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding; and (c) tangible book value per diluted common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding plus the period-end dilutive effects of vested restricted stock units and the assumed exercise of stock options and redemption of non-vested restricted stock units. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is book value.

Management believes that these measures are important to many investors who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing Equity’s tangible book value.

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity, tangible book value per common share, and diluted tangible book value per common share and compares these values with book value per common share (dollars in thousands, except per share data):

	December 31, 2015	December 31, 2014	December 31, 2013
Total stockholders’ equity	$167,233	$117,729	$139,873
Less: preferred stock	16,372	16,359	31,892
Less: goodwill	18,130	18,130	18,130
Less: core deposit intangibles, net	1,549	1,107	1,470
Less: mortgage servicing asset	29	—	—

Tangible common equity	$131,153	$82,133	$88,381

Common shares outstanding at period end	8,211,727	6,067,511	7,385,603

Diluted common shares outstanding at period end	8,332,762	6,285,628	7,464,074

Book value per common share	$18.37	$16.71	$14.62

Tangible book value per common share	$15.97	$13.54	$11.97

Tangible book value per diluted common share	$15.74	$13.07	$11.84

Tangible Common Equity to Tangible Assets: Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Equity calculates: (a) tangible common equity as total stockholders’ equity less preferred stock, goodwill, core deposit intangibles, net of accumulated amortization and mortgage servicing asset, net of accumulated amortization; (b) tangible assets as total assets less goodwill, core deposit intangibles, net of accumulated amortization and mortgage servicing asset, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total stockholders’ equity to total assets.

Management believes that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total stockholders’ equity and total assets while not increasing tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity and total assets to tangible assets (dollars in thousands):

	December 31, 2015	December 31, 2014	December 31, 2013
Total stockholders’ equity	$167,233	$117,729	$139,873
Less: preferred stock	16,372	16,359	31,892
Less: goodwill	18,130	18,130	18,130
Less: core deposit intangibles, net	1,549	1,107	1,470
Less: mortgage servicing asset	29	—	—

Tangible common equity	$131,153	$82,133	$88,381

Total assets	$1,585,727	$1,174,515	$1,139,897
Less: goodwill	18,130	18,130	18,130
Less: core deposit intangibles, net	1,549	1,107	1,470
Less: mortgage servicing asset	29	—	—

Tangible assets	$1,566,019	$1,155,278	$1,120,297

Equity / assets	10.55%	10.02%	12.27%

Tangible common equity to tangible assets	8.37%	7.11%	7.89%

Return on Average Tangible Common Equity: Return on average tangible common equity is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Equity calculates: (a) average tangible common equity as total average stockholders’ equity less average intangible assets and preferred stock; (b) adjusted net income allocable to common stockholders as net income allocable to common stockholders plus amortization of core deposit intangible less tax effect of amortization of core deposit intangible (tax rates used in this calculation were 35% for 2015 and 2014, and 34% for 2013) (c) return on average tangible common equity as adjusted net income allocable to common stockholders (as described in clause (b)) divided by average tangible common equity (as described in clause (a)). For return on average tangible common equity, the most directly comparable financial measure calculated in accordance with GAAP is return on average equity.

Management believes that this measure is important to many investors in the marketplace because it measures the return on equity, exclusive of the effects of intangible assets on earnings and capital. Goodwill and other intangible assets have the effect of increasing average stockholders’ equity and, through amortization, decreasing net income allocable to common stockholders while not increasing average tangible common equity or decreasing adjusted net income allocable to common stockholders.

The following table reconciles, as of the dates set forth below, total average stockholders’ equity to average tangible common equity and net income allocable to common stockholders to adjusted net income allocable to common stockholders (dollars in thousands):

	December 31, 2015	December 31, 2014	December 31, 2013
Total average stockholders’ equity	$125,808	$123,181	$137,936
Less: average intangible assets and preferred stock	19,165	37,924	50,646

Average tangible common equity	$106,643	$85,257	$87,290

Net income allocable to common	$10,123	$8,279	$6,895
Amortization of core deposit intangible	275	363	487
Less: Tax effect of core deposit intangible amortization	96	127	166

Adjusted net income allocable to common stockholders	$10,302	$8,515	$7,216

Return on average equity (ROAE)	8.19%	7.30%	5.71%

Return on average tangible common equity (ROATCE)	9.66%	9.99%	8.27%

Efficiency Ratio: The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Equity calculates the efficiency ratio by dividing non-interest expense, excluding merger expenses and loss on debt extinguishment, by the sum of net interest income and non-interest income, excluding net gains on the sale of available-for-sale securities and other securities transactions, and the net gain on acquisition. The GAAP-based efficiency ratio is non-interest expenses divided by net interest income plus non-interest income.

In management’s judgment, the adjustments made to non-interest expense and non-interest income allow investors and analysts to better assess operating expenses in relation to operating revenue by removing merger expenses, loss on debt extinguishment, net gains on the sale of available-for-sale securities and other securities transactions, and the net gain on acquisition.

The following table reconciles, as of the dates set forth below, the efficiency ratio to the GAAP-based efficiency ratio (dollars in thousands):

	December 31, 2015	December 31, 2014	December 31, 2013
Non-interest expense	$38,575	$35,645	$35,137
Less: merger expenses	1,691	—	—
Less: loss on debt extinguishment	316	—	—

Non-interest expense, excluding merger expenses and loss on debt extinguishment	$36,568	$35,645	$35,137

Net interest income	$46,262	$41,361	$41,235

Non-interest income	$9,802	$8,674	$7,892
Less: net gains on sales of and settlement of securities	756	986	500
Less: net gain on acquisition	682	—	—

Non-interest income, excluding net gains on security transactions and on acquisition	$8,364	$7,688	$7,392

Non-interest expense to net interest income plus non-interest income	68.81%	71.24%	71.52%

Efficiency Ratio	66.94%	72.67%	72.26%

Quantitative and Qualitative Disclosures About Market Risk

Equity’s asset-liability policy provides guidelines to management for effective funds management, and management has established a measurement system for monitoring net interest rate sensitivity position within established guidelines.

As a financial institution, the primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic gains or losses due to future interest rate changes. These changes can be reflected in future net interest income and/or fair market values. The objective is to measure the effect on net interest income (“NII”) and economic value of equity (“EVE”) and to adjust the balance sheet to minimize the inherent risk, while at the same time maximizing income.

Equity manages exposure to interest rates by structuring the balance sheet in the ordinary course of business. Equity has the ability to enter into instruments such as leveraged derivatives, interest rate swaps, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk, however currently Equity does not have a material exposure to these instruments. Equity also has the ability to enter into interest rate swaps as an accommodation to Equity’s customers in connection with an interest rate swap program. Based upon the nature of its operations, Equity is not subject to foreign exchange or commodity price risk. Equity does not own any trading assets.

Equity’s exposure to interest rate risk is managed by the Asset Liability Committee (“ALCO”), which is composed of certain members of senior management, in accordance with policies approved by the Board of Directors. The ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO meets monthly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, securities purchase and sale activities, commitments to originate loans and the maturities of investment securities and borrowings. Additionally, the ALCO reviews liquidity, projected cash flows, maturities of deposits and consumer and commercial deposit activity.

ALCO uses a simulation analysis to monitor and manage the pricing and maturity of assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on net interest income. The simulation tests the sensitivity of NII and EVE. Contractual maturities and repricing opportunities of loans are incorporated in the simulation model as are prepayment assumptions, maturity data and call options within the investment securities portfolio. Assumptions based on past experience are incorporated into the model for non-maturity deposit accounts. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure the future NII and EVE. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

The change in the impact of net interest income from the base case for December 31, 2015 and 2014, was primarily driven by the rate and mix of variable and fixed rate financial instruments, the underlying duration of the financial instruments, and the level of response to changes in the interest rate environment. The increase in the level of negative impact to net interest income in the up interest rate shock scenarios are due to the assumed migration of non-term deposit liabilities to higher rate term deposits; the level of fixed rate investments and loans receivable that will not reprice to higher rates; the variable rate Federal Home Loan Bank advances; the variable rate subordinated debentures, and the non-term deposits that are assumed not to migrate to term deposits that are variable rate and will reprice to the higher rates; and a portion of Equity’s portfolio of variable rate loans contain restrictions on the amount of repricing and frequency of repricing that limit the amount of repricing to the current higher rates. These factors result in the negative impacts to net interest income in the up interest rate shock scenarios that are detailed in the table below. In the down interest rate shock scenario the main drivers of the negative impact on net interest income are the decrease in investment income due to the negative convexity features of the fixed rate mortgage backed securities; assumed prepayment of existing fixed rate loans receivable; the downward pricing of variable rate loans receivable; the constraint of the shock on non-term deposits; and the level of term deposit repricing. Equity’s mortgage back security portfolio is comprised of fixed rate investments and as rates decrease the level of prepayments will increase and cause the current higher rate investments to prepay and the assumed reinvestment will be at lower interest rates. Similar to Equity’s mortgage backed securities, the model assumes that its fixed rate loans receivable will prepay at a faster rate and reinvestment will occur at lower rates. The level of downward shock on the non-term deposits is constrained to limit the downward shock to a non-zero rate which results in a minimal reduction in the average rate paid. Term deposits repricing will only decrease the average cost paid by a minimal amount due to the assumed repricing occurring at maturity. These factors result in the negative impact to net interest income in the down interest rate shock scenario.

The change in the economic value of equity from the base case for December 31, 2015 and 2014 is due to Equity being in a liability sensitive position and the level of convexity in its pre-payable assets. Generally, with a liability sensitive position, as interest rates increase the value of your assets decrease faster than the value of liabilities and as interest rates decrease the value of your assets increase at a faster rate than liabilities. However, due to the level of convexity in Equity’s fixed rate pre-payable assets it does not experience a similar change in the value of assets in a down interest rate shock scenario. Substantially all investments and approximately 48.6% of loans are pre-payable and fixed rate and as rates decrease the level of modeled prepayments increase. The prepaid principal is assumed to reprice at the assumed current rates, resulting in a smaller positive impact to the economic value of equity.

The following table summarizes the simulated immediate change in net interest income for twelve months as of the dates indicated:

Market Risk

	Impact on Net Interest Income
Change in prevailing interest rates	December 31, 2015	December 31, 2014
+300 basis points	(9.8)%	(4.3)%
+200 basis points	(6.1)%	(3.0)%
+100 basis points	(2.9)%	(1.5)%
0 basis points	—	—
-100 basis points	(4.0)%	(2.7)%

	Impact on Economic Value of Equity
Change in prevailing interest rates	December 31, 2015	December 31, 2014
+300 basis points	(22.0)%	(12.1)%
+200 basis points	(12.3)%	(9.1)%
+100 basis points	(4.9)%	(5.2)%
0 basis points	—	—
-100 basis points	(3.4)%	(0.4)%

Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents shares of Equity’s common stock that may be issued with respect to compensation plans at December 31, 2015:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders	—		—	—
Equity compensation plans not approved by security holders(1)	561,995	(2)	15.93	368,705

Total	561,995		$15.93	368,705

(1)	All securities remaining available for future issuance were available under Equity’s 2013 Stock Incentive Plan as of December 31, 2015. No securities remained available for future issuance under Equity’s 2006 Non-Qualified Stock Option Plan.
(2)	Includes 205,700 options to purchase common stock outstanding under Equity’s 2006 Non-Qualified Stock Option Plan and 356,295 options to purchase common stock outstanding under Equity’s 2013 Stock Incentive Plan as of December 31, 2015.

The table above does not reflect the approval by the Equity’s stockholders of its the Amended and Restated 2013 Stock Incentive Plan (the “Restated Stock Incentive Plan”) and the securities to be issued thereunder at its annual meeting on April 27, 2016. The Restated Stock Incentive Plan, which became effective upon stockholder approval, among other things, amended Equity’s existing stock incentive plan to (i) increase the number of authorized shares that can be awarded to Equity’s employees, consultants and directors by 175,000 shares, (ii) impose a limit on the number shares of common stock covered by awards of stock options that may be granted during a calendar year to any “covered employee” within the meaning of Section 162(m) of the Code, and (iii) make certain other conforming and clerical changes.

Performance Graph

The following performance graph compares total stockholders return on Equity’s common stock for the period beginning at the close of trading November 11, 2015 to December 31, 2015, with the cumulative total return of the NASDAQ Composite Index and the NASDAQ Bank Index for the same period. Cumulative total return is computed by dividing the difference between Equity’s share price at the end and the beginning of the measurement period by the share price at the beginning of the measurement period. The performance graph assumes $100 is invested on November 11, 2015 (the end of the first day of trading of Equity’s common stock on NASDAQ), in Equity’s common stock, the NASDAQ Composite Index and the NASDAQ Bank Index. Historical stock price performance is not necessarily indicative of future stock price performance.

Total Return Performance

	November 11, 2015	November 30, 2015	December 15, 2015	December 31, 2015
Equity Bancshares, Inc.	$100.00	$101.26	$99.04	$97.91
Nasdaq Global Select Market Index	100.00	100.79	98.65	98.86
Nasdaq Bank Index	100.00	100.85	95.77	94.92

EQUITY SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of Equity’s common stock as of August 19, 2016, subject to certain assumptions set forth in the footnotes for:

•	each person known by Equity to be the beneficial owner of 5% or more of outstanding Equity common stock;

•	each of Equity’s directors;

•	each of Equity’s named executive officers; and

•	all of Equity’s directors and executive officers as a group.

To Equity’s knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement.

Each share of Equity common stock is entitled to one vote on matters on which holders of Equity common stock are eligible to vote. Equity’s Class B common stock has no voting rights.

Unless otherwise noted, the address for each stockholder listed on the table below is: c/o Equity Bancshares, Inc., 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207.

	Shares Beneficially Owned
Name of Beneficial Owner(1)	Equity common stock		Class B common stock
	Number	Percentage(22)	Number	Percentage(23)
5% Stockholders:
Endicott Opportunity Partners III, L.P.(2)	472,000	6.5%	326,788	36.4%
Entities affiliated with EJF Capital LLC(3)	381,066	5.2%	—	—
Entities affiliated with Patriot Financial Partners, L.P.(4)	472,000	6.5%	551,439	61.5%
Entities affiliated with Resource Financial Institutions Group, Inc.(5)	455,000	6.2%	—	—

Directors and Named Executive Officers:
Brad S. Elliott(6)	451,864	6.0%	—	—
Gregory H. Kossover(7)	116,763	1.6%	—	—
Sam S. Pepper, Jr.(8)	14,885	*	—	—
Gary C. Allerheiligen(9)	20,998	*	—	—
L. James Berglund(10)	29,392	*	—	—
Jeff A. Bloomer(11)	9,057	*	—	—
Roger A. Buller(12)	138,713	1.9%	—	—
Michael R. Downing(13)	78,023	1.1%	—	—
P. John Eck(14)	219,708	3.0%	—	—
Gregory L. Gaeddert(15)	33,339	*	—	—
Wayne K. Goldstein(16)	472,000	6.5%	326,788	36.4%
Michael B. High	200	*	—	—
Randee R. Koger(17)	59,946	*	—	—
David B. Moore(18)	12,710	*	—	—
Shawn D. Penner(19)	130,895	1.8%	—	—
Harvey R. Sorensen(20)	56,093	*	—	—
All Directors and Executive Officers as a Group (21 Persons)(21)	2,018,709	26.2%	326,788	36.4%

*	Indicates less than 1%
(1)	Unless otherwise noted, all references are to shares of Equity common stock.
(2)	This information is derived from the Schedule 13G filed with the SEC on February 16, 2016 by Endicott Management Company. Endicott Opportunity Partners III, L.P. (“EOP III”) is the holder of record of the shares of Equity common stock. Endicott Management Company is the investment manager to EOP III, and consequently has the authority to vote and to dispose of the securities held by EOP III. W.R. Endicott III, L.L.C., is the general partner of EOP III and may be deemed to have beneficial ownership of, and share voting and dispositive power over, shares of securities held directly by EOP III. Robert I. Usdan and Wayne K. Goldstein are the Co-Presidents and sole stockholders of Endicott Management Company and the managing members of W.R. Endicott III, L.L.C. and may be deemed to have beneficial ownership of, and share voting and dispositive power over, securities held directly by EOP III. The address for Endicott Opportunity Partners III, L.P. is 570 Lexington Avenue, 37th Floor, New York, New York 10022.
(3)	This information is derived from the Schedule 13G filed with the SEC on December 18, 2015 by EJF Capital LLC. Includes 381,066 EJF Financial Services Fund, LP is the holder of record of the shares of Equity’s common stock. EJF Financial Services GP, LLC serves as the general partner of EJF Financial Services Fund, LP and may be deemed to have beneficial ownership of, and share voting and dispositive power over, shares of securities held directly by EJF Financial Services Fund, LP. EJF Capital LLC is the sole member of EJF Financial Services GP, LLC and may share beneficial ownership with it. Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Equity common stock of which EJF Capital LLC may share beneficial ownership. The address for EJF Capital LLC and its affiliates is 2107 Wilson Boulevard, Suite 410, Arlington, VA 22201.
(4)	This information is derived from the Schedule 13D filed with the SEC on January 5, 2016 by Patriot Financial Partners, L.P. and its affiliates. Includes 402,473 and 69,527 shares of Equity common stock held of record by Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P., respectively. Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. hold 470,212 shares and 81,227 shares of Class B common stock, respectively. Because (i) W. Kirk Wycoff, Ira M. Lubert and James J. Lynch serve as general partners of Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (together, the “Patriot Funds”) and Patriot Financial Partners, GP, L.P. (“Patriot GP”) and as members of Patriot Financial Partners, GP, LLC (“Patriot LLC”), (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs. Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to have beneficial ownership of, and share voting and dispositive power over, securities held directly by the Patriot Funds. The address for the entities affiliated with Patriot Financial Partners, L.P. is 2929 Arch St., 27th Floor, Philadelphia, Pennsylvania 19104.
(5)	This information is derived from the Schedule 13D filed with the SEC on November 25, 2015 by Resource Financial Institutions Group, Inc. and its affiliates. Includes 130,000 and 325,000 shares of Equity common stock held of record by Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P. (together, the “Compass Island Funds”), respectively. Resource Financial Institutions Group, Inc. serves as the general partner of the Compass Island Funds and has the sole power to vote and dispose of the shares of stock held by the Compass Island Funds. The address for the entities affiliated with the Resource Financial Institutions Group, Inc. is 712 Fifth Avenue, 12th Floor, New York, New York 10019.
(6)	Includes (i) 191,441 shares held of record by Mr. Elliott, (ii) 3,500 shares held in Mr. Elliott’s individual retirement account, (iii) 9,615 shares held of record by Equity Holdings, LLC of which Mr. Elliott is the managing member and (iv) 247,308 shares issuable upon the exercise of options exercisable within 60 days. Mr. Elliott has pledged 172,210 shares of his Equity common stock as security for certain obligations.
(7)	Includes (i) 85,500 shares held of record by the Gregory H. Kossover Revocable Trust of which Mr. Kossover serves as the trustee and (ii) 31,263 shares issuable upon the exercise of options exercisable within 60 days.
(8)	Based on the information last reported to Equity, Mr. Pepper held 14,885 shares of record and Mr. Pepper had pledged 13,885 shares of his Equity common stock as security for certain obligations. Mr. Pepper resigned from Equity effective March 31, 2016.

(9)	Includes (i) 9,500 shares held of record in Mr. Allerheiligen’s individual retirement account, (ii) 5,520 shares held of record by the Gary C. Allerheiligen Living Trust DTD 1-5-2006 of which Mr. Allerheiligen serves as trustee (the “GCA Trust”) and (ii) 5,978 shares issuable upon the exercise of options exercisable within 60 days.
(10)	Includes (i) 10,000 shares held of record by the L. James Berglund Revocable Trust of which Mr. Berglund serves as the trustee, (ii) 8,000 shares held of record by the Deana K. Berglund Revocable Trust of which Mr. Berglund’s spouse serves as the trustee and (iii) 11,392 shares issuable upon the exercise of options exercisable within 60 days.
(11)	Includes (i) 3,700 shares held of record by Mr. Bloomer, (ii) 3,700 shares held of record in the Sharon S. Bloomer Trust DTD 11-12-02 of which Mr. Bloomer’s father serves as the trustee, and (iii) 1,657 shares issuable upon the exercise of options exercisable within 60 days.
(12)	Includes (i) 85,000 shares held of record by Buller Revocable Family Trust of which Mr. Buller serves as trustee, (ii) 34,017 shares held of record in Mr. Buller’s individual retirement account, (iii) 5,000 shares held of record in Mr. Buller’s spouse’s individual retirement account and (iv) 14,696 shares issuable upon the exercise of options exercisable within 60 days.
(13)	Includes 78,023 shares held of record by Mr. Downing. Mr. Downing previously had voting control over 99,802 shares held of record by Mr. Downing’s three sisters and Mr. Downing disclaimed any beneficial ownership attributable to such shares. This power of attorney was terminated in August 2016 and Mr. Downing no longer possess voting control over such shares.
(14)	Includes (i) 102,500 shares held of record by Mr. Eck, (ii) 92,617 shares held of record by the Eck 90 Trust of which Mr. Eck serves as trustee, (iii) 15,000 shares held in Mr. Eck’s individual retirement account and (iv) 9,591 shares issuable upon the exercise of options exercisable within 60 days.
(15)	Includes (i) 6,000 shares held of record by Mr. Gaeddert, (ii) 18,000 shares held of record by D&G Investments, LLC of which Mr. Gaeddert is the managing member and (iii) 9,339 shares issuable upon the exercise of options within 60 days.
(16)	Mr. Goldstein serves as Co-President of Endicott Management Company, which is the investment manager to EOP III, and as managing member of W.R. Endicott III, L.L.C., the general partner of EOP III. As a result, Mr. Goldstein may be deemed to have beneficial ownership of the 472,000 shares of Equity common stock and 326,788 shares of Class B common stock held of record by EOP III. Mr. Goldstein disclaims beneficial ownership of such shares.
(17)	Includes (i) 45,085 shares of stock held of record by Ms. Koger and (ii) 14,861 shares issuable upon the exercise of options within 60 days.
(18)	Includes 12,710 shares issuable upon the exercise of options within 60 days.
(19)	Includes (i) 128,895 shares jointly held of record by Mr. Penner and his spouse and (ii) 2,000 shares issuable upon the exercise of options within 60 days. Mr. Penner has pledged 124,469 shares as security for certain obligations.
(20)	Includes (i) 34,018 shares held of record by Blau Investment Co., LLC of which Mr. Sorensen’s spouse serves as President, (ii) 3,320 shares held of record by Mr. Sorensen’s individual retirement account, (iii) 3,319 shares held of record by Mr. Sorensen’s spouse’s individual retirement account, (iv) 1,000 shares jointly held of record by Mr. Sorensen and his spouse, and (v) 14,436 shares issuable upon the exercise of options exercisable within 60 days. Blau Investment Co., LLC has pledged 34,018 shares as security for certain obligations.
(21)	Includes 398,831 shares issuable upon the exercise of options exercisable within 60 days by such group. Individuals in this group have separately pledged a total of 444,208 shares as security for certain obligations of such individuals.
(22)	Based on 7,321,984 shares of Equity common stock outstanding as of August 19, 2016, plus the number of shares issuable to such individual (or group of individuals) upon the exercise of stock options within 60 days.
(23)	Based on 897,431 shares of Class B common stock outstanding as of August 19, 2016.

INFORMATION ABOUT COMMUNITY

Community is an Arkansas corporation that owns all of the outstanding shares of common stock of Community First Bank, an Arkansas-chartered state nonmember bank, with operational headquarters in Harrison, Arkansas. Community First Bank offers full consumer and commercial banking services to customers throughout its market area centered in northwestern Arkansas. Community First Bank has two branches in Harrison, Arkansas, one branch in Berryville, Arkansas, one branch in Eureka Springs, Arkansas, and a branch in Pea Ridge, Arkansas. Community also owns approximately 23.1% of White River and is a registered bank holding company for Signature Bank of Arkansas.

Community’s principal executive offices are located at 200 East Ridge Avenue, Harrison, Arkansas 72601, and its telephone number at that location is (870) 391-8000. Additional information about Community and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information,” beginning on page 325.

Information About Community’s Business

General. Community was incorporated as an Arkansas corporation in 1998 to serve as a bank holding company for Community First Bank. Community does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for Community First Bank. Its primary activities are to provide assistance in the management and coordination of Community First Bank’s financial resources. Community’s principal asset is the outstanding common stock of Community First Bank. Community derives its revenues primarily from the operations of Community First Bank in the form of dividends received from Community First Bank.

Community First Bank is an Arkansas state-chartered banking association that is not a member of the Federal Reserve System. Community First Bank was chartered in 1997, and has served since that time as a community-based financial institution with operations centered in northwestern Arkansas.

As a bank holding company, Community is subject to supervision and regulation by the Federal Reserve, in accordance with the requirements set forth in the BHC Act and by the rules and regulations issued by the Federal Reserve.

As of June 30, 2016, Community had consolidated total assets of $495.0 million, total loans held for investment of $370.5 million (net of allowances), total deposits of $383.8 million and total stockholders’ equity of $53.3 million. Community does not file reports with the SEC.

Products and Services. Community First Bank is a traditional commercial bank offering a variety of banking services to consumer and commercial customers in northwestern Arkansas. Community First Bank offers a range of lending services, including real estate, commercial, government-guaranteed lending and consumer loans to individuals and small- to medium-sized business and professional firms that are located in or conduct a substantial portion of their business in Community First Bank’s market areas. Real estate loans offered by Community First Bank are secured by first or second mortgages on the subject collateral, and often relate to owner-occupied office and retail buildings. Commercial loans offered include loans to small- and medium-sized businesses for the purpose of purchasing equipment, inventory, facilities or for working capital. Consumer loans offered include loans for the purpose of purchasing automobiles, recreational vehicles, personal residences, household goods, home improvements or for educational needs.

Community First Bank offers depository services and various checking account services. Community First Bank also offers commercial treasury management services, safe deposit boxes, debit card services, merchant bank card services, traveler’s checks, wire transfer services, cashier’s checks, money orders, telephone banking, Internet banking, direct deposit and automatic transfers between accounts. Community First Bank has ATMs at each of its locations, along with several other ATMs positioned strategically throughout its core market area. Community First Bank’s business is not seasonal in any material respect.

Community First Bank funds its lending activities primarily from the core deposit base. Community First Bank obtains deposits from its local markets and is not heavily dependent on any single depositor.

Competition. The table below lists Community First Bank’s deposit market share as of June 30, 2015 (the most recent date as of which the relevant data is available from the FDIC), for the Harrison, Arkansas, Eureka Springs, Arkansas, and Fayetteville/Rogers, Arkansas banking markets served by Community First Bank.

Market Area	Market Rank	Branch Count	Deposits In Market (in thousands)	Market Share (%)
Harrison, Arkansas	1 of 7	2	271,424	28.89
Eureka Springs, Arkansas	4 of 5	2	94,867	16.50
Fayetteville/Rogers, Arkansas	18 of 27	1	27,433	0.65

Each activity in which Community is engaged involves competition with other banks, as well as with nonbanking financial institutions and nonfinancial enterprises. In addition to competing with other commercial banks within and outside its primary service area, Community competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, financial companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. Banks and other financial institutions with which Community competes may have capital resources and legal loan limits substantially higher than those maintained by Community.

Employees. As of July 31, 2016, Community had 125 full-time employees and 20 part-time employees, none of whom are covered by a collective bargaining agreement.

Information About Community’s Properties

Community First Bank owns its main and principal executive offices, which are located at 200 East Ridge Avenue, Harrison, Boone County, Arkansas 72601. Community First Bank also owns its branches located at 198 Slack Street, Pea Ridge, Benton County, Arkansas 72751 and at 911 West Trimble Avenue, Berryville, Carroll County, Arkansas 72616. Community First Bank’s branches located at 107 West Van Buren, Eureka Springs, Carroll County, Arkansas 72632 and at 1304 Highway 62 65 North, Harrison, Boone County, Arkansas 72601 are owned subject to a ground lease. All of these leases are made on market terms and in the ordinary course of business.

In the relatively rural markets of Harrison and Carroll County, Arkansas, Community First Bank maintains a significant market presence, and also maintains market presence in the higher growth areas near Fayetteville and Rogers, Arkansas.

Community Legal Proceedings

Various legal claims arise from time to time in the normal course of business which, in the opinion of Community’s management, will have no material effect on Community’s consolidated financial statements.

Community Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Community is a bank holding company headquartered in Harrison, Arkansas. Community’s wholly-owned banking subsidiary, Community First Bank, provides a broad range of financial services primarily to businesses and business owners as well as individuals through its network of five full service branches located in northern Arkansas. As of June 30, 2016, Community had consolidated total assets of $495.0 million, total loans held for investment of $370.5 million (net of allowances), total deposits of $383.8 million and total stockholders’ equity of $53.3 million. During the three-month periods ended June 30, 2016 and June 30, 2015, net income was $1.3 million and $1.5 million and for the six-month periods ended June 30, 2016 and June 30, 2015, net income was $2.9 million and $3.0 million. For the years ended 2015 and 2014, Community’s net income was $6.4 million and $5.5 million.

Critical Accounting Policies

Community’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. GAAP is complex and requires Community’s management to apply significant judgment to various accounting, reporting and disclosure matters. Community’s management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. Actual results may differ from these estimates under different assumptions or conditions.

In the opinion of Community’s management, the most critical accounting policies and estimates impacting our consolidated financial statements are in Note 1 to Community’s Consolidated Financial Statements for the year ended December 31, 2015 beginning on page FS-121. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. For a complete discussion of Community’s significant accounting policies, see the notes to the Consolidated Financial Statements.

Community Management’s Discussion and Analysis of Financial Condition and Results of Operations—June 30, 2016

Results of Operations

Community generates most of its revenue from interest income and fees on loans, interest and dividends on investment securities and non-interest income, such as service charges and fees, debit card income and mortgage banking income. Community incurs interest expense on deposits and other borrowed funds and non-interest expense, such as salaries and employee benefits and occupancy expenses.

Changes in interest rates earned on interest-earning assets or incurred on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and non-interest-bearing liabilities and stockholders’ equity, are usually the largest drivers of periodic change in net interest income. Fluctuations in interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in Community’s loan portfolio are affected by, among other factors, economic and competitive conditions in or near the northern Arkansas region, as well as developments affecting the commercial, consumer and real estate sectors within these markets.

Net Income

Three months ended June 30, 2016 compared with three months ended June 30, 2015:

Net income for the three months ended June 30, 2016 was $1.3 million as compared to net income of $1.5 million for the three months ended June 30, 2015. Net income for the second quarter of 2016 decreased $201 thousand primarily due to a one time stock award granted by the Community Board to certain officers of Community, offset partially by an increase in net interest income and an increase in non-interest income when compared to the three-month period ended June 30, 2015. The changes in the components of net income are discussed in more detail in the following sections of “Results of Operations.”

Six months ended June 30, 2016 compared with six months ended June 30, 2015:

Net income for the six months ended June 30, 2016 was $2.9 million as compared to net income of $3.0 million for the six months ended June 30, 2015. Net income for the first six months of 2016 decreased $67 thousand due to a one time stock award granted by the board of directors to certain officers of Community, offset partially by an increase in net interest income, an increase in non-interest income, and a decrease in provision for loan losses when compared to the six-month period ended June 30, 2015. The changes in the components of net income are discussed in more detail in the following sections of “Results of Operations.”

Net Interest Income and Net Interest Margin Analysis

Net interest income is the difference between interest income on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. To evaluate net interest income, management measures and monitors (1) yields on loans and other interest-earning assets, (2) the costs of deposits and other funding sources, (3) the net interest spread and (4) net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because non-interest-bearing sources of funds, such as non-interest-bearing deposits and stockholders’ equity also fund interest-earning assets, net interest margin includes the benefit of these non-interest-bearing sources of funds. Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a “volume change,” and it is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a “yield/rate change.”

Three months ended June 30, 2016 compared with three months ended June 30, 2015: The following table shows the average balance of each principal category of assets, liabilities, and stockholders’ equity and the average yields on interest-earning assets and average rates on interest-bearing liabilities for the three-month periods ended June 30, 2016 and 2015. The yields and rates are calculated by dividing annualized income or annualized expense by the average daily balances of the associated assets or liabilities.

Average Balance Sheets and Net Interest Analysis

	For the Three Months Ended June 30,
	2016			2015
(Dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)
Interest-earning assets:
Loans(1)	$370,214	$5,292	5.75%	$349,899	$5,037	5.77%
Taxable securities	48,894	209	1.72%	49,389	199	1.62%
Nontaxable securities	33,678	325	3.88%	36,603	356	3.90%
Federal funds sold and other	6,625	8	0.49%	6,852	5	0.29%

Total interest-earning assets	459,411	$5,834	5.11%	442,743	$5,597	5.07%

Non-interest-earning assets:
Other real estate owned, net	4,968			7,771
Premises and equipment, net	10,170			10,569
Other non-interest-earning assets	16,291			16,133

Total assets	$490,840			$477,216

Interest-bearing liabilities:
Interest-bearing demand deposits	$182,727	$169	0.37%	$179,174	$180	0.40%
Savings and money market	68,681	52	0.30%	65,680	63	0.38%

Interest-bearing demand, savings and money market	251,408	221	0.35%	244,854	243	0.40%
Certificates of deposit	102,357	237	0.93%	112,499	249	0.89%

Total interest-bearing deposits	353,765	458	0.52%	357,353	492	0.55%
FHLB term and line of credit advances	29,712	142	1.92%	15,804	30	0.76%
Bank stock loan	9,008	91	4.06%	9,785	108	4.43%
Subordinated borrowings	5,155	51	3.98%	5,155	46	3.58%

Total interest-bearing liabilities	397,640	$742	0.75%	388,097	$676	0.70%

Non-interest-bearing liabilities and stockholders’ equity:
Non-interest-bearing deposits	38,977			36,293
Non-interest-bearing liabilities	1,677			1,851
Stockholders’ equity	52,546			50,975

Total liabilities and stockholders’ equity	$490,840			$477,216

Net interest income		$5,092			$4,921

Interest rate spread			4.36%			4.37%

Net interest margin(2)			4.46%			4.46%

Total cost of deposits, including non-interest bearing deposits	$392,742	$458	0.47%	$393,646	$492	0.50%

Average interest-earning assets to interest-bearing liabilities			115.53%			114.08%

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margin is calculated by dividing annualized net interest income by average interest-earnings assets for the period.
(3)	Tax exempt income is not included in the above table on a tax equivalent basis.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest yields/rates. The following table analyzes the change in volume variances and yield/rate variances for the three-month periods ended June 30, 2016 and 2015.

Analysis of Changes in Net Interest Income

For the Three Months Ended June 30, 2016 and 2015

	Increase (Decrease) Due to:		Total Increase / (Decrease)
(Dollars in thousands)	Volume(1)	Yield/Rate(1)
Interest-earning assets:
Loans	$291	$(36)	$255
Taxable securities	(2)	12	10
Nontaxable securities	(28)	(3)	(31)
Federal funds sold and other	—	3	3

Total interest-earning assets	$261	$(24)	$237

Interest-bearing liabilities:
Interest-bearing demand, savings and money market	$6	$(28)	$(22)
Certificates of deposit	(23)	11	(12)

Total interest-bearing deposits	(17)	(17)	(34)
FHLB term and line of credit advances	41	71	112
Bank stock loan	(8)	(9)	(17)
Subordinated borrowings	—	5	5

Total interest-bearing liabilities	$16	$50	$66

Net Interest Income	$245	$(74)	$171

(1)	The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. The changes attributable to both volume and rate, which cannot be segregated, have been allocated to the volume variance and the rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Net interest income before the provision for loan losses for the three months ended June 30, 2016 was $5.1 million compared with $4.9 million for the three months ended June 30, 2015, an increase of $171 thousand, or 3.5%. Interest income for the three months ended June 30, 2016 was $5.8 million, an increase of $237 thousand, or 4.2%, from $5.6 million for the three months ended June 30, 2015. Interest income increased primarily due to an increase in the average volume of interest-earning assets due in large part to growth in loan balances during the period. Interest expense for the three months ended June 30, 2016 was $742 thousand, an increase of $66 thousand, or 9.8%, from $676 thousand for the three months ended June 30, 2015. The increase in interest expense was primarily due to an increase in FHLB advances.

Interest income on loans, including loan fees which consist of fees for loan origination, renewal, prepayment, covenant breakage and loan modification, was $5.3 million for the three months ended June 30, 2016; an increase of $255 thousand, or 5.1%, compared with the three months ended June 30, 2015. This increase was due to an increase in average loans, partially offset by a decrease in the average yield on the loan portfolio. The increase in average loan volume was primarily from increases in average loan volume of $13.5 million in commercial real estate loans including residential multifamily, $3.1 million in commercial and industrial loans, $3.2 million in consumer loans and $1.7 million in average loan volume of agricultural loans, partially offset by decreases in the average loan volume of $1.2 million in residential 1-4 family loans. The average yield on loans was 5.75% for the three months ended June 30, 2016 and 5.77% for the three months ended June 30, 2015. The decrease in yield was primarily due to decreases in average yields on commercial real estate loans, mortgage loans, and consumer loans. Interest income on all securities was $534 thousand for the quarter ended June 30, 2016, a decrease of $21 thousand when compared to the quarter ended June 30, 2015. The decrease was primarily due to a modest decrease in average securities.

Interest expense was $742 thousand for the three months ended June 30, 2016, an increase of $66 thousand over interest expense of $676 thousand for the three months ended June 30, 2015. The change in interest expense was primarily due to an increase of $13.9 million in the average volume of FHLB advances, and an increase in cost on the FHLB advances of 1.16% associated with increased rates on longer term advance originations. Average interest-bearing demand, savings, and money market deposits increased $6.6 million for the three months ended June 30, 2016 when compared to the three months ended June 30, 2015, and the average rate on these interest-bearing deposits decreased from 0.40% to 0.35% for the same periods. Average certificates of deposit decreased $10.1 million for the three months ended June 30, 2016 compared to the three months ended June 30, 2015, and the average rate increased from 0.89% to 0.93% for the same period.

Net interest margin was 4.46% for the three months ended June 30, 2016; no change compared with net interest margin of 4.46% for the three months ended June 30, 2015.

Six months ended June 30, 2016 compared with six months ended June 30, 2015: The following table shows the average balance of each principal category of assets, liabilities, and stockholders’ equity and the average yields on interest-earning assets and average rates on interest-bearing liabilities for the six-month periods ended June 30, 2016 and 2015. The yields and rates are calculated by dividing annualized income or annualized expense by the average daily balances of the associated assets or liabilities.

Average Balance Sheets and Net Interest Analysis

	For the Six Months Ended June 30,
	2016			2015
(Dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)
Interest-earning assets:
Loans(1)	$363,536	$10,360	5.73%	$350,163	$10,085	5.81%
Taxable securities	48,598	436	1.80%	49,380	421	1.72%
Nontaxable securities	33,728	669	3.99%	36,580	707	3.90%
Federal funds sold and other	8,989	23	0.51%	9,260	12	0.26%

Total interest-earning assets	454,851	$11,488	5.08%	445,383	$11,225	5.08%

Non-interest-earning assets:
Other real estate owned, net	5,078			8,169
Premises and equipment, net	10,188			10,630
Other non-interest-earning assets	16,095			16,603

Total assets	$486,212			$480,785

Interest-bearing liabilities:
Interest-bearing demand deposits	$182,401	$339	0.37%	$176,620	$355	0.41%
Savings and money market	68,742	104	0.30%	65,757	127	0.39%

Interest-bearing demand, savings and money market	251,143	443	0.35%	242,377	482	0.40%
Certificates of deposit	103,365	478	0.93%	113,227	498	0.89%

Total interest-bearing deposits	354,508	921	0.52%	355,604	980	0.56%
FHLB term and line of credit advances	25,298	257	2.04%	19,926	89	0.90%
Bank stock loan	9,107	184	4.06%	9,869	230	4.70%
Subordinated borrowings	5,155	101	3.94%	5,155	91	3.56%

Total interest-bearing liabilities	394,068	$1,463	0.75%	390,554	$1,390	0.72%

Non-interest-bearing liabilities and stockholders’ equity:
Non-interest-bearing deposits	38,055			36,840
Non-interest-bearing liabilities	1,543			1,149
Stockholders’ equity	52,546			52,242

Total liabilities and stockholders’ equity	$486,212			$480,785

Net interest income		$10,025			$9,835

Interest rate spread			4.33%			4.36%

Net interest margin(2)			4.43%			4.44%

Total cost of deposits, including non-interest bearing deposits	$392,563	$921	0.47%	$392,444	$980	0.50%

Average interest-earning assets to interest-bearing liabilities			115.42%			114.04%

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margin is calculated by dividing annualized net interest income by average interest-earnings assets for the period.
(3)	Tax exempt income is not included in the above table on a tax equivalent basis.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest yields/rates. The following table analyzes the change in volume variances and yield/rate variances for the six-month periods ended June 30, 2016 and 2015.

Analysis of Changes in Net Interest Income

For the Six Months Ended June 30, 2016 and 2015

	Increase (Decrease) Due to:		Total Increase / (Decrease)
(Dollars in thousands)	Volume(1)	Yield/Rate(1)
Interest-earning assets:
Loans	$382	$(107)	$275
Taxable securities	(7)	22	15
Nontaxable securities	(56)	18	(38)
Federal funds sold and other	—	11	11

Total interest-earning assets	$319	$(56)	$263

Interest-bearing liabilities:
Interest-bearing demand, savings and money market	$17	$(56)	$(39)
Certificates of deposit	(45)	25	(20)

Total interest-bearing deposits	(28)	(31)	(59)
FHLB term and line of credit advances	29	139	168
Bank stock loan	(17)	(29)	(46)
Subordinated borrowings	—	10	10

Total interest-bearing liabilities	$(16)	$88	$72

Net Interest Income	$335	$(144)	$191

(1)	The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. The changes attributable to both volume and rate, which cannot be segregated, have been allocated to the volume variance and the rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Net interest income before the provision for loan losses for the six months ended June 30, 2016 was $10.0 million compared with $9.8 million for the six months ended June 30, 2015, an increase of $190 thousand, or 1.9%. Interest income for the six months ended June 30, 2016 was $11.5 million, an increase of $263 thousand, or 2.3%, from $11.2 million for the six months ended June 30, 2015. Interest income increased primarily due to an increase in the average volume of interest-earning assets due in large part to growth in loan balances during the period. Interest expense for the six months ended June 30, 2016 was $1.5 million, an increase of $73 thousand, or 5.3%, from $1.4 million for the six months ended June 30, 2015. The increase in interest expense was due to an increase in the average rate paid on interest-bearing liabilities.

Interest income on loans, including loan fees which consist of fees for loan origination, renewal, prepayment, covenant breakage and loan modification, was $10.4 million for the six months ended June 30, 2016, an increase of $275 thousand, or 2.7%, compared with the six months ended June 30, 2015. This increase was due to an increase in average loans, partially offset by a decrease in the average yield on the loan portfolio. The increase in average loan volume was primarily from increases in average loan volume of $3.4 million in commercial and industrial loans, $6.2 million in commercial real estate loans, $2.5 million in consumer loans and $1.8 thousand in agricultural loans, partially offset by decreases in average loan volume of $457 thousand in residential mortgage loans. The average yield on loans was 5.73% for the six months ended

June 30, 2016 and 5.81% for the six months ended June 30, 2015. The decrease in yield on commercial loans was the result of loan growth in a lower interest rate environment and the payoff of older higher yielding loans. The decrease in the yield on mortgage loans is due to the pay down of higher-rate older loans and origination of new loans in a low interest rate environment. The decrease in yield on agricultural loans was the result of pay downs of higher-rate, higher-credit-risk loans. Interest income on all securities was $1.1 million for the six-months ended June 30, 2016, a decrease of $23 thousand when compared to the six-months ended June 30, 2015.

Interest expense was $1.5 million for the six months ended June 30, 2016, an increase of $73 thousand over interest expense of $1.4 million for the six months ended June 30, 2015. The change in interest expense was primarily due to an increase in the cost of FHLB advances associated with increased rates on longer term advance originations, offset partially by a decrease in the cost of deposits and bank stock loan.

Net interest margin was 4.43% for the six months ended June 30, 2016, a decrease of one basis point when compared with net interest margin of 4.44% for the six months ended June 30, 2015.

Provision for Loan Losses

Community maintains an allowance for loan losses for probable incurred credit losses. The allowance for loan losses is increased by a provision for loan losses, which is a charge to earnings, and subsequent recoveries of amounts previously charged-off, but is decreased by charge-offs when the collectability of a loan balance is unlikely. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values, discounted cash flows, economic conditions, and other factors including regulatory guidance. For additional discussion see “Allowance for Loan Losses.”

Three months ended June 30, 2016 compared with three months ended June 30, 2015: The provision for loan losses for the three months ended June 30, 2016 was $0 compared with $10 thousand for the three months ended June 30, 2015. Net recoveries for the three months ended June 30, 2016 were $223 thousand compared to net recoveries of $14 thousand for the three months ended June 30, 2015. For the three months ended June 30, 2016, gross charge-offs were $30 thousand offset by gross recoveries of $253 thousand. In comparison, gross charge-offs were $24 thousand for the three months ended June 30, 2015 offset by gross recoveries of $38 thousand.

Six months ended June 30, 2016 compared with six months ended June 30, 2015: The provision for loan losses for the six months ended June 30, 2016 was $91 thousand compared with $140 thousand for the six months ended June 30, 2015. Net recoveries for the six months ended June 30, 2016 were $133 thousand compared to net charge-offs of $526 thousand for the six months ended June 30, 2015. For the six months ended June 30, 2016, gross charge-offs were $176 thousand offset by gross recoveries of $309 thousand. In comparison, gross charge-offs were $641 thousand for the six months ended June 30, 2015 offset by gross recoveries of $115 thousand.

Non-Interest Income

The primary sources of non-interest income are service charges and fees, debit card income, earnings in Community’s investment in White River accounted for under the equity method, and gains and losses on foreclosed assets held for sale. For more information on the investment in White River see “The Merger Agreement—White River Distribution and Disposition of Certain Other Assets.” Non-interest income does not include loan origination or other loan fees and mortgage banking income which are recognized as an adjustment to yield using the interest method.

Three months ended June 30, 2016 compared with three months ended June 30, 2015: The following table provides a comparison of the major components of non-interest income for the three months ended June 30, 2016 and 2015:

Non-Interest Income

For the Three Months Ended June 30,

			2016 vs. 2015
(Dollars in thousands)	2016	2015	Change	%
Service charges on deposits	$490	$433	$57	13.2%
Fees and commissions	444	367	77	21.0%
Equity in earnings of White River	117	113	4	3.5%
Gains (losses) on foreclosed assets held for sale	1	(246)	247	100.4%
Other	20	160	(140)	(87.5)%

Sub-Total	1,072	827	245	29.6%
Net gains on sales of and settlement of securities	39	8	31	387.5%

Total non-interest income	$1,111	$835	$276	33.1%

For the three months ended June 30, 2016, non-interest income totaled $1.1 million, an increase of $276 thousand, or 33.1%, compared with the three months ended June 30, 2015. The increase was primarily due to increases in service charges on deposits, fees and commissions resulting from increased customers and activity, as well as improvement on losses on foreclosed assets held for sale, partially offset by a decrease in other income principally from the exit of a title company business in the fall of 2015 as Community made the decision to focus on traditional banking activities.

Six months ended June 30, 2016 compared with six months ended June 30, 2015: The following table provides a comparison of the major components of non-interest income for the six months ended June 30, 2016 and 2015:

Non-Interest Income

For the Six Months Ended June 30,

			2016 vs. 2015
(Dollars in thousands)	2016	2015	Change	%
Service charges on deposits	$921	$817	$104	12.7%
Fees and commissions	862	687	175	25.5%
Equity in earnings of White River	257	182	75	41.2%
Gains (losses) on foreclosed assets held for sale	(11)	(264)	253	95.8%
Other	247	426	(179)	(42.0)%

Sub-Total	2,276	1,848	428	23.2%
Net gains on sales of and settlement of securities	49	33	16	48.5%

Total non-interest income	$2,325	$1,881	$444	23.6%

For the six months ended June 30, 2016, non-interest income totaled $2.3 million, an increase of $444 thousand, or 23.6%, compared with the six months ended June 30, 2015. The increase was primarily due to increases in service charges on deposits, fees and commissions resulting from increased customers and activity, fewer losses on foreclosed assets held for sale, partially offset by a decrease in other income principally from the strategic exit of a title company business discussed above.

Non-Interest Expense

Three months ended June 30, 2016 compared with three months ended June 30, 2015: For the three-months ended June 30, 2016, non-interest expense totaled $4.4 million, an increase of $762 thousand, or 21.2%, compared with the three months ended June 30, 2015. The variance in compensation and the resulting ratios is largely due to a one time stock award granted by the Community Board to certain officers of Community in the three-months ended June 30, 2016.

The following table provides a comparison of the major components of non-interest expense for the three months ended June 30, 2016 and 2015.

Non-Interest Expense

For the Three Months Ended June 30,

			2016 vs. 2015
(Dollars in thousands)	2016	2015	Change	%
Salaries and benefits	$2,784	$1,957	$827	42.3%
Occupancy	258	251	7	2.8%
Furniture and equipment	301	310	(9)	(2.9)%
Advertising and public relations	70	76	(6)	(7.9)%
Outside services	297	379	(82)	(21.6)%
Loan and collection	92	108	(16)	(14.8)%
Stationary and supplies	38	47	(9)	(19.1)%
Telephone	30	31	(1)	(3.2)%
Postage and freight	51	49	2	4.1%
Directors’ fees	47	46	1	2.2%
FDIC and state assessments	112	118	(6)	(5.1)%
Other	281	227	54	23.8%

Total non-interest expense	$4,361	$3,599	$762	21.2%

Six months ended June 30, 2016 compared with six months ended June 30, 2015: For the six months ended June 30, 2016, non-interest expense totaled $8.2 million, an increase of $816 thousand, or 11.1%, compared with the six months ended June 30, 2015. The overall increase was primarily due to an increase in salaries and employee benefits of $936 thousand as explained above, an increase in advertising and public relations, offset partially by decreases in furniture and equipment associated with depreciation and lower maintenance contracts, loan and collection, and FDIC assessments.

The following table provides a comparison of the major components of non-interest expense for the six months ended June 30, 2016 and 2015.

Non-Interest Expense

For the Six Months Ended June 30,

			2016 vs. 2015
(Dollars in thousands)	2016	2015	Change	%
Salaries and benefits	$4,866	$3,930	$936	23.8%
Occupancy	529	522	7	1.3%
Furniture and equipment	612	683	(71)	(10.4)%
Advertising and public relations	159	143	16	11.2%
Outside services	686	691	(5)	(0.7)%
Loan and collection	194	222	(28)	(12.6)%
Stationary and supplies	89	99	(10)	(10.1)%
Telephone	61	64	(3)	(4.7)%
Postage and freight	96	99	(3)	(3.0)%
Directors’ fees	94	93	1	1.1%
FDIC and state assessments	226	241	(13)	(5.4)%
Other	543	552	(11)	(2.0)%

Total non-interest expense	$8,155	$7,339	$816	11.1%

Efficiency Ratio

The efficiency ratio is a supplemental financial measure utilized in the internal evaluation of Community’s performance and is not defined under GAAP. Community’s efficiency ratio is computed by dividing non-interest expense, by the sum of net interest income and non-interest income, excluding net gains on sales of and settlement of securities. Generally, an increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources.

Community’s efficiency ratio was 70.7% for the three months ended June 30, 2016, compared with 62.6% for the three months ended June 30, 2015. The increase was primarily due to increased salaries and benefits as described above.

Community’s efficiency ratio was 66.3% for the six months ended June 30, 2016, compared with 62.8% for the six months ended June 30, 2015. The increase was primarily due to increased salaries and benefits as described above.

Income Taxes

The amount of income tax expense is influenced by the amount of pre-tax income, the amounts of tax-exempt investment income, non-taxable life insurance income, non-deductible expenses and available federal income tax credits.

Three months ended June 30, 2016 compared with three months ended June 30, 2015: For the three months ended June 30, 2016, income tax expense was $509 thousand compared with $613 thousand for the three months ended June 30, 2015. The decrease in income tax expense was primarily attributable to decreased pre-tax income in 2016. Community’s effective tax rate for the second quarter of 2016 was 27.6% on income before income taxes as compared to 28.6% for the second quarter of 2015. The U.S. statutory rate was 34.0% for both periods

Six months ended June 30, 2016 compared with six months ended June 30, 2015: For the six months ended June 30, 2016, income tax expense was $1.2 million compared with $1.2 million for the six months ended June 30, 2015. Community’s effective tax rate for the first six months of 2016 was 28.3% on income before income taxes as compared to 28.9% for the first six months of 2015. The U.S. statutory rate was 34.0% for both periods.

Impact of Inflation

Community’s consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of Community’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Financial Condition

Community’s total assets increased $15.1 million, or 3.1%, from $479.9 million at December 31, 2015, to $495.0 million at June 30, 2016. The increase in total assets was primarily from increases of $23.1 million in loans, partially offset by a decrease in cash and cash equivalents of $8.2 million. Total liabilities increased $13.7 million, or 3.2%, from $428.1 million at December 31, 2015 to $441.7 million at June 30, 2016. The increase in total liabilities was primarily from increases in FHLB advances of $23.7 million, offset in part by a decrease in total deposits of $10.2 million primarily from the anticipated decline in a public funds deposit account pledged to a capital construction project and a decrease in time deposits. Total stockholders’ equity increased $1.4 million, or 2.7%, from $51.9 million at December 31, 2015 to $53.3 million at June 30, 2016. The increase in total stockholders’ equity was primarily from income of $2.9 million, an increase in the value of the securities portfolio recognized in other accumulated comprehensive earnings of $719 thousand, stock-based compensation of $700 thousand, offset in part by common stock repurchase of $2.4 million, and dividends paid on common stock of $559 thousand.

Loan Portfolio

Loans are the largest category of earning assets and typically provide higher yields than other types of earning assets. At June 30, 2016, gross loans held for portfolio totaled $376.4 million, an increase of $23.3 million, or 6.6%, compared with December 31, 2015. The overall increase in loan volume consisted of $11.3 million, or 48.4%, from commercial real estate; $5.9 million or 25.3% from commercial and industrial; $3.7 million, or 15.8%, from residential 1-4 family; $2.5 million, or 10.9% from consumer; $2.3 million, or 9.8% from real estate construction; and $1.8 million, or 7.5% from other; but were partially offset by decreases of $2.7 million or 11.4% from residential multifamily; $937 thousand or 4.0%, from agricultural real estate; and $525 million, or 2.3%, from agricultural. Loans classified as held for sale totaled $919 thousand at June 30, 2016.

Community’s loan portfolio consists of various types of loans, most of which are made to borrowers located in or near the northern Arkansas region. Although the portfolio is diversified and generally secured by various types of collateral, the majority of Community’s loan portfolio consists of commercial and industrial and commercial real estate loans and a substantial portion of the borrowers’ ability to honor their obligations is dependent on local economic conditions in or near northern Arkansas. As of June 30, 2016, there was no concentration of loans to any one type of industry exceeding 10% of total loans.

At June 30, 2016, total loans were 98.1% of deposits and 76.0% of total assets. At December 31, 2015, total loans were 89.6% of deposits and 73.6% of total assets.

Community provides commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, SBA loans, agricultural and agricultural real estate loans, letters of credit and other loan products to national and regional companies, real estate developers, mortgage lenders, manufacturing and industrial companies and other businesses. The types of loans made to consumers include residential real estate loans, home equity loans, home equity lines of credit, installment loans, unsecured and secured personal lines of credit, overdraft protection and letters of credit.

The following table summarizes Community’s loan portfolio by type of loan as of the dates indicated:

Composition of Loan Portfolio

	June 30,		December 31,
	2016		2015
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial and industrial	$41,322	11.0%	$35,431	10.0%
Real estate loans:
Commercial real estate	102,705	27.3%	91,436	25.9%
Real estate construction	36,484	9.7%	34,212	9.7%
Agricultural real estate	23,967	6.4%	24,904	7.1%
Residential 1-4 family	127,267	33.8%	123,587	35.0%
Residential multifamily	11,402	3.0%	14,052	4.0%

Total real estate loans	301,825	80.2%	288,191	81.7%
Consumer	23,687	6.3%	21,149	6.0%
Agricultural	7,356	1.9%	7,881	2.2%
Other	2,179	0.6%	423	0.1%

Total loans held for investment	$376,369	100.0%	$353,075	100.0%

Total loans held for sale	$919	100.0%	$1,043	100.0%

Total loans (net of allowances)	$370,490	100.0%	$347,420	100.0%

Commercial and industrial: Commercial and industrial loans include loans used to purchase fixed assets, to provide working capital, or meet other financing needs of the business. Community’s commercial and industrial portfolio totaled $41.3 million at June 30, 2016, an increase of $5.9 million, or 16.6%, compared to December 31, 2015. The increase in commercial and industrial loans was largely attributable to the focused efforts of Community’s lenders and improvements in the local economy.

Commercial real estate: Commercial real estate loans include all loans secured by nonfarm nonresidential properties. Community’s commercial real estate loans were $102.7 million at June 30, 2016, an increase of $11.3 million, or 12.3%, compared to December 31, 2015. The increase in commercial real estate loans was driven by by the focused efforts of Community’s lenders and new loan originations.

Real estate construction: Real estate construction loans include loans made for the purpose of acquisition, development, or construction of real property, both commercial and consumer. Community’s real estate construction portfolio totaled $36.5 million at June 30, 2016, an increase of $2.3 million, or 6.6%, compared to December 31, 2015.

Agricultural real estate: Agricultural real estate loans include loans secured by farmland. Community’s agricultural real estate portfolio totaled $24.0 million at June 30, 2016, a decrease of $937 thousand, or 3.8%, compared to December 31, 2015.

Residential 1-4 family: Residential real estate loans include loans secured by primary or secondary personal residences. Community’s residential 1-4 family portfolio totaled $127.3 million at June 30, 2016, an increase of $3.7 million, or 3.0%, compared to December 31, 2015.

Residential multifamily: Residential multifamily loans include loans secured by multifamily residential properties with greater than five individual units under one roof. Community’s residential multifamily portfolio totaled $11.4 million at June 30, 2016, a decrease of $2.7 million, or 18.9%, compared to December 31, 2015. The decrease in residential multifamily loans was largely related to the reclassification of a residential 1-4 family loan classified as residential multifamily at December 31, 2015.

Consumer: Consumer loans include loans generally secured by consumer assets, but may be unsecured. Community’s consumer portfolio totaled $23.7 million at June 30, 2016, an increase of $2.5 million, or 12.0%, compared to December 31, 2015. The increase in consumer loans was primarily related to increased originations in the period.

Agricultural and other: Agricultural loans are primarily operating lines subject to annual farming revenues including productivity/yield of the agricultural commodities produced. Other loans are primarily tax free loans to municipalities. These two loan pools form an immaterial portion of Community’s overall loan portfolio.

The contractual maturity ranges of loans in Community’s loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of June 30, 2016 are summarized in the following table:

Loan Maturity and Sensitivity to Changes in Interest Rates

	As of June 30, 2016
	One year or less	After one year through five years	After five years	Total
	(Dollars in thousands)
Commercial and industrial	$11,835	$26,035	$3,452	$41,322
Real Estate:
Commercial real estate	14,959	63,318	24,428	102,705
Real estate construction	17,479	16,776	2,229	36,484
Agricultural real estate	4,796	15,376	3,795	23,967
Residential 1-4 family	45,238	59,472	22,557	127,267
Residential multifamily	354	7,348	3,700	11,402

Total real estate	82,826	162,290	56,709	301,825
Consumer	5,723	16,874	1,090	23,687
Agricultural	3,023	3,814	519	7,356
Other	110	271	1,798	2,179

Total	$103,517	$209,284	$63,568	$376,369

Loans with a predetermined fixed interest rate	$64,646	$182,894	$59,133	306,673
Loans with an adjustable/floating interest rate	38,871	26,390	4,435	69,696

Total	$103,517	$209,284	$63,568	$376,369

The contractual maturity ranges of loans in Community’s loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 2015 are summarized in the following table:

Loan Maturity and Sensitivity to Changes in Interest Rates

	As of December 31, 2015
	One year or less	After one year through five years	After five years	Total
	(Dollars in thousands)
Commercial and industrial	$9,785	$21,114	$4,532	$35,431
Real Estate:
Commercial real estate	21,456	55,121	14,859	91,436
Real estate construction	16,777	15,787	1,648	34,212
Agricultural real estate	8,070	13,102	3,732	24,904
Residential 1-4 family	47,369	58,910	17,308	123,587
Residential multifamily	316	9,729	4,007	14,052

Total real estate	93,988	152,649	41,554	288,191
Consumer	5,361	15,141	647	21,149
Agricultural	3,069	3,476	1,336	7,881
Other	122	183	118	423

Total	$112,325	$192,563	$48,187	$353,075

Loans with a predetermined fixed interest rate	$72,974	$167,278	$45,625	285,877
Loans with an adjustable/floating interest rate	39,351	25,285	2,562	67,198

Total	$112,325	$192,563	$48,187	$353,075

Credit Quality Indicators

Community’s credit quality indicators consist of an internal grading system analysis used to assign grades to all loans. The grade for each individual loan is determined by the account officer and other approving officers at the time the loan is made and changed from time to time to reflect an ongoing assessment of loan risk. Grades on specific loans rated moderate or greater are reviewed monthly. The following categories of credit quality are used by Community.

Pass: Loans in this category are considered to be an acceptable credit risk and are generally considered to be collectible in full. This category includes loans graded Excellent, Good, Satisfactory and Moderate.

Watch: Loans in this category are presently protected from apparent loss; however, weaknesses do exist which could cause future impairment of repayment of principal or interest.

Substandard: Loans in this category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action and posing the risk of some loss.

Doubtful: Loans in this category exhibit the same weaknesses found in the substandard category; however, the weaknesses are more pronounced. These loans have deteriorated to a point where collection in full is improbable.

For additional discussion of Community’s allowance policy please see Note 3 to Community’s Audited Consolidated Financial Statements of Community First Bancshares, Inc.

The risk category of loans by class of loans is as follows as of June 30, 2016:

Risk Category of Loans by Class

	As of June 30, 2016
	Pass	Watch	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and industrial	$36,362	$4,317	$643	$—	$41,322
Real estate:
Commercial real estate	90,218	3,970	8,517	—	102,705
Real estate construction	33,265	—	3,219	—	36,484
Agricultural real estate	23,847	—	120	—	23,967
Residential 1-4 family	124,833	116	2,318	—	127,267
Residential multifamily	11,402	—	—	—	11,402

Total real estate	283,565	4,086	14,174	—	301,825
Consumer	23,204	6	477	—	23,687
Agricultural	7,356	—	—	—	7,356
Other	2,179	—	—	—	2,179

Total	$352,666	$8,409	$15,294	$—	$376,369

The risk category of loans by class of loans is as follows as of December 31, 2015:

Risk Category of Loans by Class

	As of December 31, 2015
	Pass	Watch	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and industrial	$30,777	$4,200	$454	$—	$35,431
Real estate:
Commercial real estate	83,832	1,800	5,804	—	91,436
Real estate construction	30,836	—	3,376	—	34,212
Agricultural real estate	24,868	—	36	—	24,904
Residential 1-4 family	121,643	118	1,826	—	123,587
Residential multifamily	14,052	—	—	—	14,052

Total real estate	275,231	1,918	11,042	—	288,191
Consumer	20,792	—	357	—	21,149
Agricultural	7,881	—	—	—	7,881
Other	423	—	—	—	423

Total	$335,104	$6,118	$11,853	$—	$353,075

At June 30, 2016, loans considered pass rated credits were 93.7% of total loans, down from 94.9% of total loans at December 31, 2015. Classified loans were $15.3 million at June 30, 2016, an increase of $3.4 million, or 29.0%, from $11.9 million at December 31, 2015. The increase in classified loans was related to the addition of a single commercial loan relationship during the six month period ended June 30, 2016.

Nonperforming Assets

The following table presents information regarding nonperforming assets at the dates indicated:

Nonperforming Assets

	June 30, 2016	December 31, 2015
	(Dollars in thousands)
Nonaccrual loans	$4,548	$7,084
Accruing loans 90 or more days past due	—	—
Restructured loans-accruing	81	175
OREO acquired through foreclosure, net	4,981	5,336

Total nonperforming assets	$9,610	$12,595

Ratios:
Nonperforming assets to total assets	1.94%	2.62%

Nonperforming assets to total loans plus OREO	2.56%	3.51%

Nonperforming assets (“NPAs”) include loans on nonaccrual status, accruing loans 90 or more days past due, restructured loans, and other real estate acquired through foreclosure. See the “Critical Accounting Policies” section for information regarding the review of loans for determining the allowance for loan loss and impairment.

Generally, loans are designated as nonaccrual when either principal or interest payments are 90 days or more past due based on contractual terms, unless the loan is well secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed against income. Future interest income may be recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Community had $9.6 million in nonperforming loans at June 30, 2016, compared with $12.6 million at December 31, 2015. The nonperforming loans at June 30, 2016 consisted of 319 separate credits and 298 separate borrowers. Community had 3 non-performing loan relationships with an outstanding balance in excess of $1.0 million as of June 30, 2016.

There are several procedures in place to assist in maintaining the overall quality of Community’s loan portfolio. Community has established underwriting guidelines to be followed by lenders, and also monitor delinquency levels for any negative or adverse trends. In accordance with applicable regulation, appraisals or evaluations are required to independently value real estate and, as an important element, to consider when underwriting loans secured in part or in whole by real estate. The value of real estate collateral provides additional support to the borrower’s credit capacity. There can be no assurance, however, that Community’s loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions

Potential Problem Loans

Potential problem loans consist of loans that are performing in accordance with contractual terms, but for which management has concerns about the borrower’s ability to comply with repayment terms because of the borrower’s potential financial difficulties. Potential problem loans are assigned a grade of substandard. At June 30, 2016, Community had $10.7 million in potential problem loans which were not included in either non-accrual or 90 days past due categories, compared to $4.8 million at December 31, 2015.

With respect to potential problem loans, all monitored and under-performing loans are reviewed and evaluated to determine if they are impaired. If it is determined that a loan is impaired, then Community evaluates the borrower’s overall financial condition to determine the need, if any for possible write downs or appropriate additions to the allowance for loan losses based on the unlikelihood of full repayment of principal and interest in accordance with the contractual terms or the net realizable value of the pledged collateral

Allowance for loan losses

Please see “Critical Accounting Policies—Allowance for Loan Losses” for additional discussion of Community’s allowance policy.

In connection with Community’s review of the loan portfolio, risk elements attributable to particular loan types or categories are considered when assessing the quality of individual loans. Some of the risk elements include:

•	Commercial and industrial loans are dependent on the strength of the industries of the related borrowers and the success of their businesses. Commercial and industrial loans are advanced for equipment purchases, to provide working capital, or meet other financing needs of the business. These loans may be secured by accounts receivable, inventory, equipment, or other business assets. Financial information is obtained from the borrower to evaluate the debt service coverage and ability to repay the loans.

•	Commercial real estate loans are dependent on the industries tied to these loans as well as the local commercial real estate market. The loans are secured by the real estate, and appraisals are obtained to support the loan amount. An evaluation of the project’s cash flows is performed to evaluate the borrower’s ability to repay the loan at the time of origination and periodically updated during the life of the loan. Residential real estate loans are affected by the local residential real estate market, the local economy, and movement in interest rates. An evaluation of the borrower’s repayment ability through a review of credit reports and debt to income ratios. Appraisals are obtained to support the loan amount.

•	Agricultural real estate loans are real estate loans related to farmland, and are affected by the value of farmland. An evaluation of the borrower’s ability to repay based on cash flows from farming operations.

•	Consumer loans are dependent on the local economy. Consumer loans are generally secured by consumer assets, but may be unsecured. An evaluation of the borrower’s repayment ability through a review of credit scores and an evaluation of debt to income ratios.

•	Agricultural loans are primarily operating lines subject to annual farming revenues including productivity/yield of the agricultural commodities produced and the market pricing at the time of sale.

The allowance for loan losses on unimpaired loans totaled $4.5 million, or 1.25% of the $362.3 million in unimpaired loans at June 30, 2016, compared to an allowance for loan losses of $4.7 million, or 1.38% of the $343.1 million in unimpaired loans at December 31, 2015. The decrease in the allowance for loan losses allocated to unimpaired loans as a percentage of total unimpaired loans principally reflect management’s evaluation of current environmental conditions and changes in the quality of Community’s loan portfolio. Also considered by management in evaluating the allowance for loan losses are applied loss factors which are based in part on historical loss experience. Community has maintained an unallocated allowance to capture incurred losses within the loan portfolio that management estimates are in excess of the calculated required allowance based on historical loss rates. At June 30, 2016, the unallocated portion of the allowance was $2.4 million, or 0.65% of gross loans, compared to $2.5 million, or 0.71% as of December 31, 2015.

Annualized net recoveries as a percentage of average loans increased to 0.24% for the three months ended June 30, 2016, as compared to 0.02% for the three months ended June 30, 2015. Annualized net recoveries as a percentage of average loans increased to 0.07% for the six months ended June 30, 2016, as compared to net charge offs of 0.30% for the six months ended June 30, 2015.

The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

Allowance for Loan Losses

	As of and for the Three Months Ended June 30,		As of and for the Six Months Ended June 30,
	2016	2015	2016	2015
	(Dollars in thousands)
Average loans outstanding	$370,214	$349,899	$363,536	$350,163

Gross loans outstanding at end of period(1)	$376,369	$342,235	$376,369	$342,235

Allowance for loan losses at beginning of the period	$5,656	$6,104	$5,655	$6,514
Provision for loan losses	—	10	91	140
Charge-offs:
Commercial and industrial	—	(11)	(75)	(11)
Real estate:
Commercial real estate	—	—	—	(441)
Real estate construction	—	—	—	(8)
Agricultural real estate	—	—	—	(8)
Residential 1-4 family	(6)	—	(48)	(118)
Residential multifamily	—	—	—	—
Consumer	(24)	(13)	(53)	(55)
Agricultural	—	—	—	—
Other	—	—	—	—

Total charge-offs	(30)	(24)	(176)	(641)
Recoveries:
Commercial and industrial	156	4	186	16
Real estate:
Commercial real estate	20	7	26	13
Real estate construction	35	—	35	10
Agricultural real estate	13	5	13	5
Residential 1-4 family	4	8	4	29
Residential multifamily	7	7	15	15
Consumer	18	7	30	27
Agricultural	—	—	—	—
Other	—	—	—	—

Total recoveries	253	38	309	115

Net recoveries (charge-offs)	223	14	133	(526)

Allowance for loan losses at end of the period	$5,879	$6,128	$5,879	$6,128

Ratio of allowance to period-ended loans	1.56%	1.79%	1.56%	1.79%
Annualized ratio of net charge-offs (recoveries) to average loans	(0.24)%	(0.02)%	(0.07)%	0.30%

(1)	Excluding loans held for sale.

The following table shows the allocation of the allowance for loan losses among loan categories and certain other information as of the dates indicated. The total allowance is available to absorb losses from any loan category.

Analysis of the Allowance for Loan Losses

	June 30,		December 31,
	2016		2015
	Amount	% of Total Loans	Amount	% of Total Loans
	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial and industrial	$376	6.4%	$712	12.6%
Real estate:
Commercial real estate	1,623	27.6%	645	11.4%
Real estate construction	612	10.4%	641	11.3%
Agricultural real estate	71	1.2%	119	2.1%
Residential 1-4 family	469	8.0%	662	11.7%
Residential multifamily	30	0.5%	51	0.9%
Consumer	266	4.5%	288	5.1%
Agricultural	4	0.1%	20	0.4%
Other	—	0.0%	—	0.0%
Unallocated allowance for loan losses	2,428	41.3%	2,517	44.5%

Total allowance for loan losses	$5,879	100.0%	$5,655	100.0%

Management believes that the allowance for loan losses at June 30, 2016 was adequate to cover probable losses in the loan portfolio as of such date. There can be no assurance, however, that Community will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at June 30, 2016.

Securities

Community uses its securities portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. At June 30, 2016, the carrying amount of investment securities totaled $80.9 million, an increase of $288 thousand, or 0.4%, compared with December 31, 2015. At June 30, 2016, securities represented 16.4% of total assets compared with 16.8% at December 31, 2015.

At the date of purchase, debt and equity securities are classified into one of two categories, held-to-maturity or available-for-sale. Community does not purchase securities for trading purposes. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and carried at cost, adjusted for the amortization of premiums and the accretion of discounts, in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Debt securities not classified as held-to-maturity are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as accumulated comprehensive income or loss until realized. Interest earned on securities is included in total interest and dividend income. Also included in total interest and dividend income are dividends received on a stock investment in the FHLB of Dallas. This stock investment is stated at cost.

The following table summarizes the amortized cost and fair value by classification of available-for-sale securities as of the dates shown:

Available-For-Sale Securities

	June 30, 2016		December 31, 2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
U.S. government-sponsored entities	$2,998	$3,003	$4,998	$4,941
Residential mortgage-backed securities (issued by government-sponsored entities)	43,740	43,889	41,990	41,378
State and political subdivisions	27,093	27,505	27,410	27,698

Total available-for-sale securities	$73,831	$74,397	$74,398	$74,017

The following table summarizes the amortized cost and fair value by classification of held-to-maturity securities as of the dates shown:

Held-To-Maturity Securities

	June 30, 2016		December 31, 2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
State and political subdivisions	6,549	6,578	6,641	6,667

Total held-to-maturity securities	$6,549	$6,578	$6,641	$6,667

At June 30, 2016 and December 31, 2015, Community owned one security with an aggregate adjusted cost exceeding 10% of the consolidated stockholders’ equity at the reporting dates noted. The held-to-maturity municipal security was issued by Boone County, Arkansas and had a book value of $6.5 million and $6.6 million, and a market value of $6.5 million and $6.6 million at June 30, 2016 and December 31, 2015.

The following tables summarize the contractual maturity of debt securities and their weighted average yields as of June 30, 2016 and December 31, 2015. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Available-for-sale securities are shown at fair value and held-to-maturity securities are shown at cost, adjusted for the amortization of premiums and the accretion of discounts.

	June 30, 2016
	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years		Total
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
	(Dollars in thousands)
Available-for-sale securities:
U.S. government-sponsored entities	$—	—%	$999	1.60%	$2,004	2.45%	$—	—%	$3,003	2.17%
Residential mortgage-backed securities (issued by government-sponsored entities)	—	—%	—	—%	1,812	1.34%	42,077	1.94%	43,889	1.92%
State and political subdivisions(1)	370	1.80%	2,178	3.08%	10,820	3.47%	14,137	3.74%	27,505	3.55%

Total available-for-sale securities	$370	1.80%	$3,177	2.61%	$14,636	3.07%	$56,214	2.39%	$74,397	2.53%

Held-to-maturity securities:
State and political subdivisions(1)	$—	—%	$37	5.75%	$—	—%	6,512	4.79%	6,549	4.79%

Total held-to-maturity securities	$—	—%	$37	5.75%	$—	—%	6,512	4.79%	6,549	4.79%

Total debt securities	$370	1.80%	$3,214	2.65%	$14,636	3.07%	$62,726	2.64%	$80,946	2.72%

(1)	The calculated yield is not presented on a tax equivalent basis.

	December 31, 2015
	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years		Total
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
	(Dollars in thousands)
Available-for-sale securities:
U.S. government-sponsored entities	$—	—%	$1,969	1.49%	$2,972	2.47%	$—	—%	$4,941	2.08%
Residential mortgage-backed securities (issued by government-sponsored entities)	—	—%	—	—%	2,002	1.42%	39,376	1.92%	41,378	1.89%
State and political subdivisions(1)	75	4.29%	2,938	3.05%	10,627	3.51%	14,058	3.83%	27,698	3.62%

Total available-for-sale securities	$75	4.29%	$4,907	2.42%	$15,601	3.04%	$53,434	2.42%	$74,017	2.56%

Held-to-maturity securities:
State and political subdivisions(1)	$—	—%	$45	5.75%	$—	—%	6,596	4.79%	6,641	4.80%

Total held-to-maturity securities	$—	—%	$45	5.75%	$—	—%	6,596	4.79%	6,641	4.80%

Total debt securities	$75	4.29%	$4,952	2.45%	$15,601	3.04%	$60,030	2.68%	$80,658	2.74%

(1)	The calculated yield is not calculated on a tax equivalent basis.

Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as Ginnie Mae, Fannie Mae and Freddie Mac. Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Premiums and discounts on mortgage-backed securities are amortized and accreted over the expected life of the security and may be impacted by prepayments. As such, mortgage-backed securities which are purchased at a premium will generally produce decreasing net yields as interest rates drop because home owners tend to refinance their mortgages resulting in prepayments and an acceleration of premium amortization. Securities purchased at a discount will reflect higher net yields in a decreasing interest rate environment as prepayments result in an acceleration of discount accretion.

The contractual maturity of mortgage-backed securities is not a reliable indicator of their expected lives because borrowers have the right to prepay their obligations at any time. Monthly pay downs on mortgage-backed securities cause the average lives of these securities to be different than their stated lives. At June 30, 2016 and December 31, 2015, 96.1% and 95.2% of the mortgage-backed securities held by Community had contractual final maturities of more than ten years with a weighted average life of 5.1 years and 5.5 years and a modified duration of 4.5 years and 4.9 years.

Community also has an investment in White River of $8.0 million December 31, 2015 and $8.3 million at June 30, 2016, representing a non-controlling interest of 23.1%, which is accounted for using the equity method of accounting and earnings are considered to be permanently reinvested. White River owns Signature Bank of Arkansas, headquartered in Fayetteville, Arkansas. Pursuant to the merger agreement, Community will, prior to the Effective Time, distribute to its stockholders either (i) the shares of common stock of White River held by Community, (ii) the net proceeds from the sale of the shares of White River common stock held by Community, or (iii) a combination of the foregoing in the event that Community sells some but not all of its shares of White River common stock.

Deposits

Community’s lending and investing activities are primarily funded by deposits. A variety of deposit accounts are offered with a wide range of interest rates and terms including demand, savings, money market and time deposits. Community relies primarily on competitive pricing policies, convenient locations, comprehensive marketing strategy and personalized service to attract and retain these deposits.

The following table shows Community’s composition of deposits at June 30, 2016 and December 31, 2015:

Composition of Deposits

	June 30,		December 31,
	2016		2015
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Non-interest-bearing demand	$38,020	10.0%	$34,474	8.8%
Interest-bearing demand	196,498	51.1%	205,327	52.1%
Savings and money market	48,287	12.6%	48,289	12.3%
Time	100,986	26.3%	105,884	26.8%

Total deposits	$383,791	100.0%	$393,974	100.0%

Total deposits at June 30, 2016 were $383.8 million, a decrease of $10.2 million, or 2.6%, compared to total deposits of $394.0 million at December 31, 2015. The decrease in total deposits is primarily due to a decrease in interest-bearing demand deposits of $8.8 million, or 4.3%; and a decrease in time deposits of $4.9 million, or 4.6%, partially offset by an increase in non-interest-bearing demand deposits of $3.5 million or 10.3%. The decrease in interest—bearing demand accounts is principally due to the anticipated decline in a public funds deposit account pledged to a capital construction project of $8.9 million. The increase in non-interest-bearing demand deposits is primarily due to normal fluctuation. The decrease in time deposits is primarily due to decreased renewals in a competitive interest rate environment.

The following table provides information on the maturity distribution of time deposits of $100 or more as of June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015
	(Dollars in thousands)
3 months or less	$4,436	$6,017
Over 3 through 6 months	5,674	6,771
Over 6 through 12 months	7,104	8,696
Over 12 months	19,667	19,725

Total Time Deposits	$36,881	$41,209

Other Borrowed Funds

Community utilizes borrowings to supplement deposits to fund its lending and investing activities. Short-term borrowings and long-term borrowings include federal funds purchased and retail repurchase agreements, FHLB advances, a bank stock loan, and subordinated debentures.

FHLB advances: FHLB advances include fixed rate term advances. Each term advance is payable in full at its maturity date and contains provision for prepayment penalties. At June 30, 2016 and December 31, 2015 Community had term advances totaling $41.2 million and $17.6 million, respectively, with the FHLB. FHLB borrowings are used for operational liquidity needs for originating and purchasing loans, purchasing investments and general operating cash requirements. Community’s FHLB borrowings were collateralized by certain qualifying loans totaling $113.4 million at June 30, 2016. Based on this collateral and FHLB stock holdings, Community was eligible to borrow an additional $53.6 million at June 30, 2016.

Bank stock loan: In May 2012, Community borrowed $11.6 million from an unaffiliated financial institution, secured by stock in Community First Bank. In May 2015, the loan was extended to May 2018. At June 30, 2016, $8.9 million was outstanding on the bank stock loan at a fixed rate of 4.00% (computed on the basis of a 360-day year and the actual number of days elapsed) until May 2018.

Subordinated debentures: In 2002, Community formed Community First AR Statutory Trust I (“Trust”), a special purpose unconsolidated subsidiary controlled by Community. During 2002, the Trust sold floating rate capital and common securities to investors and an equal amount of subordinated debentures were issued by Community. The trust preferred securities issued by Trust accrue and pay distributions quarterly at three-month LIBOR plus 3.25% on the stated liquidation amount of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity in December 2032 or upon earlier redemption. The subordinated debentures balance was $5.2 million at June 30, 2016 and December 31, 2015.

Liquidity and Capital Resources

Liquidity

Market and public confidence in Community’s financial strength and financial institutions in general will largely determine access to appropriate levels of liquidity. This confidence is significantly dependent on Community’s ability to maintain sound asset quality and appropriate levels of capital reserves.

Liquidity is defined as the ability to meet anticipated customer demands for future funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Community measures its liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily, weekly, and monthly basis.

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations such as loan commitments, lease obligations, and unexpected deposit outflows. In this process, Community focuses on both assets and liabilities and on the manner in which they combine to provide adequate liquidity to meet its needs.

During the six-month periods ended June 30, 2016 and June 30, 2015 Community’s liquidity needs have primarily been met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Other funding sources include federal funds purchased, brokered certificates of deposit, and borrowings from the FHLB.

Community’s largest sources of funds are deposits and FHLB borrowings and largest uses of funds are loans and securities. Average loans were $363.5 million for the six months ended June 30, 2016, an increase of 3.7% over December 31, 2015 average balance. Excess deposits are primarily invested in interest-bearing deposit account with First National Bankers Bank, investment securities, federal funds sold or other short-term liquid investments until the funds are needed to fund loan growth. Community’s securities portfolio has a weighted average life of 6.8 years and a modified duration of 5.7 years at June 30, 2016.

Cash and cash equivalents were $8.9 million at June 30, 2016, a decrease of $8.2 million from the $17.1 million cash and cash equivalents at December 31, 2015. The net cash provided by operating activities of $4.9 million and the net cash provided by financing activities of $10.5 million were offset by the $23.6 million use of cash and cash equivalents for investing activities, resulting in a net use of cash and cash equivalents of $8.2 million. Cash and cash equivalents at January 1, 2016 plus liquidity provided by operating activities and net FHLB borrowings, partially offset by decreases in deposit balances were used to increase loans by $23.1 million, repurchase common stock of 2.3 million and issue dividends of $559 thousand on common stock. Community believes that its daily funding needs can be met through cash provided by operating activities, payments and maturities on loans and investment securities, core deposit base and FHLB advances and other borrowing relationships.

Off-Balance Sheet Items

In the normal course of business, Community enters into various transactions, which, in accordance with GAAP, are not included in the consolidated balance sheets. These transactions are entered into to meet the financing needs of Community’s customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The exposure to credit loss is represented by the contractual amounts of these commitments. The same credit policies and procedures are used in making these commitments as for on-balance sheet instruments.

Community’s commitments associated with outstanding standby and performance letters of credit, recourse commitments on sold loan exposures, and commitments to extend credit expiring by period as of June 30, 2016 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

Credit Extensions Commitments

As of June 30, 2016

	1 Year or Less	More Than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More	Total
	(Dollars in thousands)
Commitments to extend credit	$23,004	$5,564	$536	$1,226	$30,330
Letters of credit	783	831	25	—	1,639
Mortgage loans sold with recourse	7,151	—	—	—	7,151
Credit card loans sold with recourse	340	5	—	—	345

Total	$31,278	$6,400	$561	$1,226	$39,465

Standby and Performance Letters of Credit: Standby letters of credit are irrevocable commitments issued to guarantee the performance of a customer to a third party once specified pre-conditions are met. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers.

Commitments to Extend Credit: Commitments to originate loans and available lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments and lines of credit may expire without being drawn upon, the total commitment and lines of credit amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate. Mortgage loans in the process of origination represent amounts that are expected to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market.

Mortgage Loans Sold with Recourse: Mortgage loans sold with recourse include agreements to repurchase mortgage loans originated and sold on the secondary market for a fixed period under specific conditions established in the contract. Mortgages sold on the secondary market have a repurchase commitment of no more than 90 days.

Credit Card Loans Sold with Recourse: Credit card loans sold with recourse include agreements to guarantee third party credit card exposures to Community customers for a fixed period under specific conditions established in the contract.

Capital Resources

Capital management consists of providing equity to support current and future operations. The federal bank regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. As a bank holding company and a state-chartered-Fed-member bank, Community and Community First Bank are subject to regulatory capital requirements.

Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of June 30, 2016 and December 31, 2015, Community and Community First Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and acquisitions, and capital restoration plans are required.

Failure to meet capital guidelines could subject the institution to a variety of enforcement remedies by federal bank regulatory agencies, including termination of deposit insurance by the FDIC, restrictions on certain business activities and appointment of the FDIC as conservator or receiver. As of June 30, 2016, the most recent notifications from the federal regulatory agencies categorized Community First Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Community First

Bank must maintain minimum total capital, Tier 1 capital, Common Equity Tier 1 capital, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Community First Bank’s category.

Total stockholders’ equity was $53.3 million at June 30, 2016, an increase of $1.4 million, or 2.7%, compared with December 31, 2015. The increase in was primarily attributable to income of $2.9 million, an increase in the value of the securities portfolio recognized in other accumulated comprehensive earnings of $719 thousand, stock-based compensation of $700 thousand, offset in part by common stock repurchase of $2.4 million, and dividends paid on common stock of $559 thousand.

In July 2013, the federal banking agencies published final rules establishing a new comprehensive capital framework for U.S. banking organizations. These rules became effective as applied to Community First Bank on January 1, 2015, with a phase in period from January 1, 2015 through January 1, 2019. Beginning in January 2016, the implementation of the capital conservation buffer was effective for Community First Bank starting at the 0.625% level and increasing 0.625% each year thereafter, until it reaches 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress and requires increased capital levels for the purpose of capital distributions and other payments. Failure to meet the full amount of the buffer will result in restrictions on Community First Bank’s ability to make capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. The following table provides a comparison of Community First Bank’s leverage and risk-weighted capital ratios as of June 30, 2016 to the minimum and well-capitalized regulatory standards.

Capital Adequacy Analysis

As of June 30, 2016

	Actual		Minimum Required for Capital Adequacy Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Community First Bank(1)
Total capital (to risk weighted assets)	$60,279	15.88%	$29,008	8.00%	$36,259	10.00%
Tier 1 capital (to risk weighted assets)	55,521	14.63%	21,756	6.00%	29,008	8.00%
Common equity tier 1 capital (to risk weighted assets)	55,521	14.63%	16,317	4.50%	23,569	6.50%
Tier 1 leverage capital (to average assets)	55,521	11.58%	18,744	4.00%	23,430	5.00%

(1)	The FDIC may require the Community First Bank to maintain capital ratios above the required minimums

Non-GAAP Financial Measures

Community identifies certain financial measures discussed in this joint proxy statement/prospectus as being “non-GAAP financial measures.” In accordance with the SEC’s rules, Community classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in the statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that Community discusses in this joint proxy statement/prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which Community calculates the non-GAAP financial measures that are discussed in this joint proxy statement/prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures Community has discussed here when comparing such non-GAAP financial measures.

Efficiency Ratio: The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Community calculates the efficiency ratio by dividing non-interest expense by the sum of net interest income and non-interest income, excluding net gains on the sale of available-for-sale securities. The GAAP-based efficiency ratio is non-interest expenses divided by net interest income plus non-interest income. Community’s efficiency ratio is 66.30% and 62.82% for the six-month periods ended June 30, 2016 and June 30, 2015.

Community Management’s Discussion and Analysis of Financial Condition and Results of Operations—December 31, 2015

Results of Operations

Net Income

Net income for the twelve months ended December 31, 2015 was $6.4 million as compared to net income of $5.5 million for the twelve months ended December 31, 2014, an increase of $899 thousand, or 16.5%. The changes in the components of net income are discussed in more detail in the following sections of “Results of Operations.”

Net Interest Income and Net Interest Margin Analysis

The following table shows the average balance of each principal category of assets, liabilities, and stockholders’ equity and the average yields on interest-earning assets and average rates on interest-bearing liabilities for the twelve-month periods ended December 31, 2015 and 2014. The yields and rates are calculated by dividing annualized income or annualized expense by the average daily balances of the associated assets or liabilities.

Average Balance Sheets and Net Interest Analysis

	For the Twelve Months Ended December 31,
	2015			2014
(Dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)
Interest-earning assets:
Loans(1)	$350,630	$20,342	5.80%	$345,689	$20,350	5.89%
Taxable securities	48,701	838	1.72%	46,096	852	1.85%
Nontaxable securities	35,960	1,415	3.93%	39,953	1,585	3.97%
Federal funds sold and other	9,093	24	0.26%	6,932	19	0.27%

Total interest-earning assets	444,384	$22,619	5.09%	438,670	$22,806	5.20%

Non-interest-earning assets:
Other real estate owned, net	5,112			5,216
Premises and equipment, net	10,491			10,917
Other non-interest-earning assets	18,185			22,444

Total assets	$478,172			$477,247

Interest-bearing liabilities:
Interest-bearing demand deposits	$178,084	$695	0.39%	$140,580	$559	0.40%
Savings and money market	67,246	244	0.36%	66,276	296	0.45%

Interest-bearing demand, savings and money market	245,330	939	0.38%	206,856	855	0.41%
Certificates of deposit	110,006	973	0.88%	124,828	1,140	0.91%

Total interest-bearing deposits	355,336	1,912	0.54%	331,684	1,995	0.60%
FHLB term and line of credit advances	18,129	236	1.30%	28,812	296	1.03%
Bank stock loan	9,684	427	4.41%	10,363	527	5.09%
Subordinated borrowings	5,155	185	3.59%	5,155	182	3.53%

Total interest-bearing liabilities	388,304	$2,760	0.71%	376,014	$3,000	0.80%

Non-interest-bearing liabilities and stockholders’ equity:
Non-interest-bearing deposits	37,069			36,350
Non-interest-bearing liabilities	1,247			3,548
Stockholders’ equity	51,552			61,335

Total liabilities and stockholders’ equity	$478,172			$477,247

Net interest income		$19,859			$19,806

Interest rate spread			4.38%			4.40%

Net interest margin(2)			4.47%			4.52%

Total cost of deposits, including non-interest bearing deposits	$392,405	$1,913	0.49%	$368,034	$1,995	0.54%

Average interest-earning assets to interest-bearing liabilities			114.44%			116.66%

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margin is calculated by dividing annualized net interest income by average interest-earnings assets for the period.
(3)	Tax exempt income is not included in the above table on a tax equivalent basis.

The following table analyzes the change in volume variances and yield/rate variances for the twelve-month periods ended December 31, 2015 and 2014:

Analysis of Changes in Net Interest Income

2015 vs. 2014

	Increase (Decrease) Due to:		Total Increase / (Decrease)
(Dollars in thousands)	Volume(1)	Yield/Rate(1)
Interest-earning assets:
Loans	$289	$(297)	$(8)
Taxable securities	47	(61)	(14)
Nontaxable securities	(157)	(13)	(170)
Federal funds sold and other	6	(1)	5

Total interest-earning assets	$185	$(372)	$(187)

Interest-bearing liabilities:
Interest-bearing demand, savings and money market	$151	$(67)	$84
Certificates of deposit	(132)	(35)	(167)

Total interest-bearing deposits	19	(102)	(83)
FHLB term and line of credit advances	(127)	67	(60)
Bank stock loan	(33)	(67)	(100)
Subordinated borrowings	—	3	3

Total interest-bearing liabilities	$(141)	$(99)	$(240)

Net Interest Income	$326	$(273)	$53

(1)	The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. The changes attributable to both volume and rate, which cannot be segregated, have been allocated to the volume variance and the rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Net interest income before the provision for loan losses for the twelve months ended December 31, 2015 was $19.9 million compared with $19.8 million for the twelve months ended December 31, 2014. Interest income decreased in 2015 from 2014 in loans and in the investment securities portfolio, primarily from lower interest rates and lower volume in the securities portfolio, offset partially by a growth in average loans. Interest expense decreased in 2015 from 2014 for deposits and borrowings. The decreases in cost of deposits and borrowings were primarily the result of lower interest rates, and from a lower average balance in FHLB advances, which decreased primarily as public fund deposits increased in 2015.

Interest income on loans, including loan fees which consist of fees for loan origination, renewal, prepayment, covenant breakage and loan modification, was $20.3 million for the twelve months ended December 31, 2015, a decrease of $8 thousand from $20.4 million for 2014. Although loan interest income and fees remained the same, average loan balances were up $4.9 million year-over-year and loan yield was down 0.09%, the result of a lower interest rate environment and from competitive pressure.

Interest income on all securities was $2.3 million for the year ended December 31, 2015, down $184 thousand when compared to the year ended December 31, 2014. The decrease was due to lower average balance in the securities portfolio, and lower interest rates on investment securities purchased than what was previously in the portfolio.

Interest expense was $2.8 million for the twelve months ended December 31, 2015, a decrease of $240 thousand from interest expense of $3.0 million for the twelve months ended December 31, 2014. The change in interest expense was primarily due to a lower interest rate environment and a decrease in average borrowings of $11.5 million as explained above. Average deposits increased $23.7 million for the twelve months ended December 31, 2015 when compared to the 2014, and the average rate on these interest-bearing deposits decreased from 0.60% to 0.54%. The average balance increase in interest-bearing deposits is primarily the result of an increase in public funds and new retail customers.

Net interest margin was 4.47% for the twelve months ended December 31, 2015, a decrease of 0.05% when compared with net interest margin of 4.52% for the twelve months ended December 31, 2014. The decline in Community’s net interest margin in 2015 is primarily due to yields on earning assets declining more than the cost of total interest-bearing liabilities as explained above.

Provision for Loan Losses

The provision for loan losses for the twelve months ended December 31, 2015 was $140 thousand compared with $837 thousand for the twelve months ended December 31, 2014. Net charge-offs for the twelve months ended December 31, 2015 were $999 thousand compared to net charge-offs of $824 thousand for the twelve months ended December 31, 2014. The decrease in loan loss provision is largely due to decreased required reserves driven by management’s evaluation of environmental conditions and credit quality improvements. For additional discussion see “Allowance for Loan Losses.”

Non-Interest Income

The following table provides a comparison of the major components of non-interest income for the twelve months ended December 31, 2015 and 2014:

Non-Interest Income

For the Twelve Months Ended December 31 2015 and 2014

			2015 vs. 2014
(Dollars in thousands)	2015	2014	Change	%
Service charges on deposits	$1,735	$1,837	$(102)	(5.6)%
Fees and commissions	1,520	1,741	(221)	(12.7)%
Equity in earnings of White River	340	176	164	93.2%
Net losses on foreclosed assets held for sale	(839)	(1,736)	897	51.7%
Other	819	678	141	20.8%

Sub-Total	3,575	2,696	879	32.6%
Net gains on sales of and settlement of securities	66	62	4	6.5%

Total non-interest income	$3,641	$2,758	$883	32.0%

For the twelve months ended December 31, 2015, non-interest income totaled $3.6 million, an increase of $883 thousand, or 32.0%, compared with the twelve months ended December 31, 2014. The improvement was primarily due to a decrease in net losses taken on foreclosed assets held for sale. Service charges on deposits decreased $102 thousand from $1.8 million in 2014 to $1.7 million in 2015 primarily due to less non-sufficient fund fees, which are reduced in favorable economic circumstances, and fees and commissions decreased $221 thousand in 2015 from 2014 as Community exited an investment brokerage business line. These decreases were partially offset by the change in equity in earnings of White River of $140 thousand.

Non-Interest Expense

For the twelve months ended December 31, 2015, non-interest expense totaled $14.4 million, a decrease of $362 thousand, or 2.5%, compared with $14.8 million for the twelve months ended December 31, 2014. The overall decrease was primarily due to a $615 thousand decrease in loan and collection expense as the cost of collections on OREO and other non-performing assets decreased with a corresponding decrease to those assets, offset by an increase in salaries and employee benefits of $115 thousand and an increase in outside services of $154 thousand, primarily from legal expense retainer for counsel dedicated to Community. These items and other changes in the various components of non-interest expense are discussed in more detail below.

The following table provides a comparison of the major components of non-interest expense for the three months ended December 31, 2015 and 2014.

Non-Interest Expense

For the Twelve Months Ended December 31, 2015 and 2014

			2015 vs. 2014
(Dollars in thousands)	2015	2014	Change	%
Salaries and benefits	$7,904	$7,789	$115	1.5%
Occupancy	1,070	1,038	32	3.1%
Furniture and equipment	1,297	1,380	(83)	(6.0)%
Advertising and public relations	293	271	22	8.1%
Outside services	1,311	1,157	154	13.3%
Loan and collection	356	971	(615)	(63.3)%
Stationary and supplies	220	201	19	9.5%
Telephone	126	113	13	11.5%
Postage and freight	200	200	—	0.0%
Directors’ fees	184	182	2	1.1%
FDIC and state assessments	447	471	(24)	(5.1)%
Other	999	996	3	0.3%

Total non-interest expense	$14,407	$14,769	$(362)	(2.5)%

Efficiency Ratio

Community’s efficiency ratio was 61.5% for the twelve months ended December 31, 2015, compared with 65.6% for the twelve months ended December 31, 2014. The decrease was primarily due to increased non-interest income resulting from lower net losses on foreclosed assets held for sale, and from lower non-interest expense, primarily due to lower loan and collection expense associated with improved loan credit quality.

Income Taxes

For the twelve months ended December 31, 2015, income tax expense was $2.6 million compared with $1.5 million for the twelve months ended December 31, 2014. The increase in income tax expense was primarily attributable to increased pre-tax income in 2015, and a decrease in income tax credits as certain tax credits expired. Community’s effective tax rate for the 2015 was 29.0% on income before income taxes as compared to 21.6% for 2014. The U.S. statutory rate was 34% for both periods.

Impact of Inflation

Community’s consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of Community’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Community’s performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Financial Condition

Community’s total assets decreased $16.8 million, or 3.4%, from $496.7 million at December 31, 2014, to $479.9 million at December 31, 2015. The decrease in total assets was primarily from decreases of $11.5 million in cash and due from banks, $5.3 in investment securities, and $3.2 million in foreclosed assets held for sale, offset by an increase in loans, net of allowances, of $3.7 million. Total liabilities decreased $8.9 million, or 2.0%, from $436.9 million at December 31, 2014 to $428.1 million at December 31, 2015. The decrease in total liabilities was primarily from decreases in FHLB advances of $12.1 million, partially offset by an increase in total deposits of $4.1 million. Total stockholders’ equity decreased $7.9 million, or 13.3%, from $59.8 million at December 31, 2014 to $51.9 million at December 31, 2015. The decrease in total stockholders’ equity was primarily from stock repurchases of $13.5 million and dividends of $556 thousand, partially offset by earnings of $6.4 million.

Loan Portfolio

Loans are Community’s largest category of earning assets and typically provide higher yields than other types of earning assets. At December 31, 2015, gross loans held for portfolio totaled $353.1 million, an increase of $2.9 million, or 0.8%, compared with December 31, 2014. The overall increase in loan volume primarily consisted of $4.2 million, or 3.5%, from residential 1-4 family; $2.8 million or 8.6% from commercial and industrial; $1.5 million, or 7.6%, from consumer; partially offset by a decrease in construction and land development of $5.8 million, or 14.4%.

As of December 31, 2015, there was no concentration of loans to any one type of industry exceeding 10% of total loans.

At December 31, 2015, gross total loans were 89.6% of deposits and 73.6% of total assets. At December 31, 2014, total loans were 89.8% of deposits and 70.5% of total assets.

The following table summarizes Community’s loan portfolio by type of loan as of the dates indicated:

Composition of Loan Portfolio

	December 31,		December 31,
	2015		2014
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial and industrial	$35,431	10.0%	$32,637	9.3%
Real estate loans:
Commercial real estate	91,436	25.9%	90,881	26.0%
Real estate construction	34,212	9.7%	39,987	11.4%
Agricultural real estate	24,904	7.1%	24,247	6.9%
Residential 1-4 family	123,587	35.0%	119,379	34.1%
Residential multifamily	14,052	4.0%	16,685	4.8%

Total real estate loans	288,191	81.7%	291,179	83.2%
Consumer	21,149	6.0%	19,658	5.6%
Agricultural	7,881	2.2%	6,105	1.7%
Other	423	0.1%	622	0.2%

Total loans held for investment	$353,075	100.0%	$350,201	100.0%

Total loans held for sale	$1,043	100.0%	$427	100.0%

Total loans (net of allowances)	$347,420	100.0%	$343,687	100.0%

The contractual maturity ranges of loans in Community’s loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 3, 2015 are summarized in the following table:

Loan Maturity and Sensitivity to Changes in Interest Rates

	As of December 31, 2015
	One year or less	After one year through five years	After five years	Total
	(Dollars in thousands)
Commercial and industrial	$9,785	$21,114	$4,532	$35,431
Real Estate:
Commercial real estate	21,456	55,121	14,859	91,436
Real estate construction	16,777	15,787	1,648	34,212
Agricultural real estate	8,070	13,102	3,732	24,904
Residential 1-4 family	47,369	58,910	17,308	123,587
Residential multifamily	316	9,729	4,007	14,052

Total real estate	93,988	152,649	41,554	288,191
Consumer	5,361	15,141	647	21,149
Agricultural	3,069	3,476	1,336	7,881
Other	122	183	118	423

Total	$112,325	$192,563	$48,187	$353,075

Loans with a predetermined fixed interest rate	$72,974	$167,278	$45,625	285,877
Loans with an adjustable/floating interest rate	39,351	25,285	2,562	67,198

Total	$112,325	$192,563	$48,187	$353,075

Credit Quality Indicators

The risk category of loans by class of loans is as follows as of December 31, 2015:

Risk Category of Loans by Class

	As of December 31, 2015
	Pass	Watch	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and industrial	$30,777	$4,200	$454	$—	$35,431
Real estate:
Commercial real estate	83,832	1,800	5,804	—	91,436
Real estate construction	30,836	—	3,376	—	34,212
Agricultural real estate	24,868	—	36	—	24,904
Residential 1-4 family	121,643	118	1,826	—	123,587
Residential multifamily	14,052	—	—	—	14,052

Total real estate	275,231	1,918	11,042	—	288,191
Consumer	20,792	—	357	—	21,149
Agricultural	7,881	—	—	—	7,881
Other	423	—	—	—	423

Total	$335,104	$6,118	$11,853	$—	$353,075

The risk category of loans by class of loans is as follows as of December 31, 2014:

Risk Category of Loans by Class

	As of December 31, 2014
	Pass	Watch	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and industrial	$31,890	$12	$735	$—	$32,637
Real estate:
Commercial real estate	82,535	—	8,346	—	90,881
Real estate construction	35,844	—	4,143	—	39,987
Agricultural real estate	23,932	—	315	—	24,247
Residential 1-4 family	115,283	633	3,463	—	119,379
Residential multifamily	16,685	—	—	—	16,685

Total real estate	274,279	633	16,267	—	291,179
Consumer	19,050	45	563	—	19,658
Agricultural	6,103	—	2	—	6,105
Other	622	—	—	—	622

Total	$331,944	$690	$17,567	$—	$350,201

At December 31, 2015, loans considered pass rated credits increased to 94.9% of total loans, up from 94.8% of total loans at December 31, 2014. Classified loans were $11.9 million at December 31, 2015, a decrease of $5.7 million, or 32.5%, from $17.6 million at December 31, 2014. The decrease primarily resulted from Community’s continued focus on resolving classified loans in a timely manner as well as economic improvement in Community’s principal markets. Watch loans were $6.2 million at December 31, 2015, an increase of $5.4 million from $690 thousand at December 31, 2014. The increase primarily resulted from the migration of three loans from pass to watch in commercial and industrial and commercial real estate.

Nonperforming Assets

The following table presents information regarding nonperforming assets at the dates indicated:

Nonperforming Assets

	December 31, 2015	December 31, 2014
	(Dollars in thousands)
Nonaccrual loans	$7,084	$6,231
Accruing loans 90 or more days past due	—	—
Restructured loans-accruing	175	1,762
OREO acquired through foreclosure, net	5,336	8,529

Total nonperforming assets	$12,595	$16,522

Ratios:
Nonperforming assets to total assets	2.62%	3.33%

Nonperforming assets to total loans plus OREO	3.51%	4.61%

Community had $12.6 million in nonperforming loans at December 31, 2015, compared with $16.5 million at December 31, 2014. The nonperforming loans at December 31, 2015 consisted of 307 separate credits and 289 separate borrowers. Community had 3 non-performing loan relationships with an outstanding balance in excess of $1.0 million as of December 31, 2015.

Potential Problem Loans

At December 31, 2015 Community had $4.8 million in potential problem loans which were not included in either non-accrual or 90 days past due categories, compared to $11.3 million at December 31, 2014.

Allowance for Loan Losses

At December 31, 2015, the allowance for loan losses totaled $5.7 million, or 1.60% of total loans. At December 31, 2014 the allowance for loan losses aggregated $6.5 million, or 1.86% of total loans.

The allowance for loan losses on loans collectively evaluated for impairment totaled $4.7 million, or 1.38% of the $343.1 million in loans collectively evaluated for impairment at December 31, 2015, compared to an allowance for loan losses of $3.7 million, or 1.12% of the $332.4 million in loans collectively evaluated for impairment at December 31, 2014. The increase in the allowance for loan losses as a percentage of total loans and of loans collectively evaluated for impairment principally reflect management’s evaluation of current environmental conditions and changes in the composition and quality of Community’s loan portfolio. Also considered by management in evaluating the allowance for loan losses are applied loss factors which are based in part on historical loss experience. Community has maintained an unallocated allowance to capture incurred losses within the loan portfolio that management estimates are in excess of the calculated requirement based on historical loss rates. At December 31, 2015, the unallocated portion of the allowance was $2.5 million, or 0.71% of gross loans, compared to $1.9 million, or 0.55% as of December 31, 2015.

Annualized net losses as a percentage of average loans increased to 0.28% for the twelve months ended December 31, 2015, as compared to 0.24% for the twelve months ended December 31, 2014.

The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

Allowance for Loan Losses

	As of and for the Twelve Months Ended December 31,
	2015	2014
	(Dollars in thousands)
Average loans outstanding	$350,630	$345,689

Gross loans outstanding at end of period(1)	$353,075	$350,201

Allowance for loan losses at beginning of the period	$6,514	$6,501
Provision for loan losses	140	837
Charge-offs:
Commercial and industrial	(14)	(247)
Real estate:
Commercial real estate	(935)	(191)
Real estate construction	(8)	(66)
Agricultural real estate	(57)	(52)
Residential 1-4 family	(153)	(273)
Residential multifamily	—	(10)
Consumer	(162)	(245)
Agricultural	—	(8)
Other	—	—

Total charge-offs	(1,329)	(1,092)
Recoveries:
Commercial and industrial	135	46
Real estate:
Commercial real estate	25	45
Real estate construction	38	4
Agricultural real estate	9	26
Residential 1-4 family	44	78
Residential multifamily	30	30
Consumer	49	37
Agricultural	—	2
Other	—	—

Total recoveries	330	268

Net recoveries (charge-offs)	(999)	(824)

Allowance for loan losses at end of the period	$5,655	$6,514

Ratio of allowance to period-ended loans	1.60%	1.86%
Annualized ratio of net charge-offs (recoveries) to average loans	0.28%	0.24%

(2)	Excluding loans held for sale.

The following table shows the allocation of the allowance for loan losses among Community’s loan categories and certain other information as of the dates indicated. The total allowance is available to absorb losses from any loan category.

Analysis of the Allowance for Loan Losses

	December 31,		December 31,
	2015		2014
	Amount	% of Total Allowance	Amount	% of Total Allowance
	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial and industrial	$712	12.6%	$1,248	19.2%
Real estate:
Commercial real estate	645	11.4%	1,103	16.9%
Real estate construction	641	11.3%	759	11.6%
Agricultural real estate	119	2.1%	140	2.1%
Residential 1-4 family	662	11.7%	922	14.2%
Residential multifamily	51	0.9%	92	1.4%
Consumer	288	5.1%	303	4.7%
Agricultural	20	0.4%	18	0.3%
Other	—	0.0%	—	0.0%
Unallocated allowance for loan losses	2,517	44.5%	1,929	29.6%

Total allowance for loan losses	$5,655	100.0%	$6,514	100.0%

Management believes that the allowance for loan losses at December 31, 2015 was adequate to cover probable losses in the loan portfolio as of such date. There can be no assurance, however, that we will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2015.

Securities

Community uses its securities portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. At December 31, 2015, the carrying amount of investment securities totaled $80.7 million, a decrease of $5.3 million, or 6.2%, compared with December 31, 2014. At December 31, 2015, securities represented 16.8% of total assets compared with 17.3% at December 31, 2014.

The following table summarizes the amortized cost and fair value by classification of available-for-sale securities as of the dates shown:

Available-For-Sale Securities

	December 31, 2015		December 31, 2014
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
U.S. government-sponsored entities	$4,998	$4,941	$5,998	$5,819
Residential mortgage-backed securities (issued by government-sponsored entities)	41,990	41,378	42,180	41,942
State and political subdivisions	27,410	27,698	31,040	31,399
Equity securities	—	—	—	—

Total available-for-sale securities	$74,398	$74,017	$79,218	$79,160

The following table summarizes the amortized cost and fair value by classification of held-to-maturity securities as of the dates shown:

Held-To-Maturity Securities

	December 31, 2015		December 31, 2014
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
State and political subdivisions	$6,641	$6,667	$6,811	$6,897

Total held-to-maturity securities	$6,641	$6,667	$6,811	$6,897

At December 31, 2015 and December 31, 2014, Community owned one security with an aggregate adjusted cost exceeding 10% of the consolidated stockholders’ equity at the reporting dates noted. The held-to-maturity municipal security was issued by Boone County, Arkansas and has a book value of $6.6 million and $6.8 million, and a market value of $6.6 million and $8.4 million at December 31, 2015 and 2014.

The following table summarize the contractual maturity of debt securities and their weighted average yields as of December 31, 2015. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Available-for-sale securities are shown at fair value and held-to-maturity securities are shown at cost, adjusted for the amortization of premiums and the accretion of discounts.

	December 31, 2015
	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years		Total
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
	(Dollars in thousands)
Available-for-sale securities:
U.S. government-sponsored entities	$—	—%	$1,969	1.49%	$2,972	2.47%	$—	—%	$4,941	2.08%
Residential mortgage-backed securities (issued by government-sponsored entities)	—	—%	—	—%	2,002	1.42%	39,376	1.92%	41,378	1.89%
State and political subdivisions(1)	75	4.29%	2,938	3.05%	10,627	3.51%	14,058	3.83%	27,698	3.62%

Total available-for-sale securities	$75	4.29%	$4,907	2.42%	$15,601	3.04%	$53,434	2.42%	$74,017	2.56%

Held-to-maturity securities:
State and political subdivisions(1)	$—	$—%	$45	5.75%	$—	—%	$6,596	4.79%	$6,641	4.80%

Total held-to-maturity securities	$—	—%	$45	5.75%	$—	—%	6,596	4.79%	6,641	4.80%

Total debt securities	$75	4.29%	$4,952	2.45%	$15,601	3.04%	$60,030	2.68%	$80,658	2.74%

(2)	The calculated yield is not presented on a tax equivalent basis.

The contractual maturity of mortgage-backed securities is not a reliable indicator of their expected lives because borrowers have the right to prepay their obligations at any time. Monthly pay downs on mortgage-backed securities cause the average lives of these securities to be different than their stated lives. At December 31, 2015, 95.2% of the mortgage-backed securities held by Community had contractual final maturities of more than ten years with a weighted average life of 5.5 years and a modified duration of 4.9 years.

Community also has an investment in White River of $7.7 million at December 31, 2014 and $8.0 million at December 31, 2015, representing a non-controlling interest of 23.1%, which is accounted for using the equity method of accounting and earnings are considered to be permanently reinvested. White River owns Signature Bank of Arkansas, headquartered in Fayetteville, Arkansas. Pursuant to the merger agreement, Community will, prior to the Effective Time, distribute to its stockholders either (i) the shares of common stock of White River held by Community, (ii) the net proceeds from the sale of the shares of White River common stock held by Community, or (iii) a combination of the foregoing in the event that Community sells some but not all of its shares of White River common stock.

Deposits

The following table shows Community’s composition of deposits at December 31, 2015 and December 31, 2014:

Composition of Deposits

	December 31,		December 31,
	2015		2014
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Non-interest-bearing demand	$34,474	8.7%	$35,664	9.1%
Interest-bearing demand	205,328	52.1%	191,831	49.2%
Savings	48,289	12.3%	46,701	12.0%
Time	105,883	26.9%	115,709	29.7%

Total deposits	$393,974	100.0%	$389,905	100.0%

Total deposits at December 31, 2015 were $394.0 million, an increase of $4.1 million, or 1.0%, compared to total deposits of $389.9 million at December 31, 2014. The increase in total deposits is primarily due to an increase in interest-bearing demand deposits of $13.5 million, or 7.0%, partially offset by a decrease in time deposits over $100 of $8.3 million, or 16.8%. The increase in interest-bearing demand deposits is primarily from an increase in new customers and accounts. The decrease in in time deposits over $100 is due partially from a change in customer attitude, moving from fixed rates deposits to transaction deposits.

The following table provides information on the maturity distribution of time deposits of $100 or more as of December 31, 2015 and December 31, 2014:

	December 31, 2015	December 31, 2014
	(Dollars in thousands)
3 months or less	$6,017	$5,937
Over 3 through 6 months	6,771	3,794
Over 6 through 12 months	8,696	11,311
Over 12 months	19,725	28,457

Total Time Deposits	$41,209	$49,499

Other Borrowed Funds

Community utilizes borrowings to supplement deposits to fund its lending and investing activities. Short-term borrowings and long-term borrowings include federal funds purchased and retail repurchase agreements, FHLB advances, a bank stock loan, and subordinated debentures.

As of December 31, 2015 and December 31, 2014, there were no federal funds purchased or retail repurchase agreements outstanding.

At December 31, 2015 and December 31, 2014 Community had $17.6 million and $29.7 million of term advances with the FHLB. Community’s FHLB borrowings were collateralized by certain qualifying loans totaling $113.7 million at December 31, 2015. Based on this collateral and Community’s holdings of FHLB stock, Community was eligible to borrow an additional $71.6 million at December 31, 2015.

At December 31, 2015 and December 31, 2014, Community had $9.3 million and $10.1 million borrowed against its bank stock loan.

Community had balances of subordinated debentures of $5.2 million at both December 31, 2015 and December 31, 2014.

Liquidity and Capital Resources

Liquidity

During the twelve-month periods ended December 31, 2015 and December 31, 2014 Community’s liquidity needs have primarily been met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Other funding sources include federal funds purchased, brokered certificates of deposit, and borrowings from the FHLB.

Community’s largest sources of funds are FHLB borrowings and deposits and largest uses of funds are loans and securities. Average loans were $350.6 million for the twelve months ended December 31, 2015, an increase of 1.4% over December 31, 2014 average balance. The securities portfolio has a weighted average life of 8.25 years and a modified duration of 6.57 years at December 31, 2015.

Cash and due from banks was $17.1 million at December 31, 2015, a decrease of $11.5 million from the $28.6 million cash and due from banks at December 31, 2014. The net cash provided by operating activities of $7.3 million and the net cash provided by investing activities of $4.0 million were offset by the $22.7 million use of cash and cash equivalents for financing activities, resulting in a net use of cash and cash equivalents of $11.5 million. Cash and cash equivalents at January 1, 2015 plus liquidity provided by operating activities, pay downs, sales and maturities of investment securities, proceeds from the sale of foreclosed assets and increased deposits were used to pay down FHLB borrowings by $12.1 million, redeem preferred stock in the amount of $9.5 million and repurchase common stock in the amount of $4.0 million. Community believes its daily funding needs can be met through cash provided by operating activities, payments and maturities on loans and investment securities, core deposit base and FHLB advances and other borrowing relationships.

Off-Balance Sheet Items

Community’s commitments associated with outstanding standby and performance letters of credit and commitments to extend credit expiring by period as of December 31, 2015 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

Credit Extensions Commitments

As of December 31, 2015

	1 Year or Less	More Than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More	Total
	(Dollars in thousands)
Commitments to extend credit	$25,050	$2,190	$292	$2,935	$30,467
Letters of credit	1,175	11	—	—	1,186
Mortgage loans sold with recourse	4,994	—	—	—	4,994
Credit card loans sold with recourse	58	307	—	—	365

Total	$31,277	$2,508	$292	$2,935	$37,012

Capital Resources

Community believes as of December 31, 2015, Community First Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2015, the most recent notifications from the federal regulatory agencies categorized Community First Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Community First must maintain minimum total capital, Tier 1 capital, Common Equity Tier 1 capital, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Community First Bank’s category.

Total stockholders’ equity was $51.9 million at December 31, 2015, a decrease of $7.9 million, or 13.2%, compared with December 31, 2014. The decrease was principally attributable to the redemption of TARP of $9.5 million, repurchase of $4.0 million in common stock and common stock dividends of $532 thousand, offset by comprehensive income of $6.1 million.

The following table provides a comparison of Community First Bank’s leverage and risk-weighted capital ratios as of December 31, 2015 to the minimum and well-capitalized regulatory standards.

Capital Adequacy Analysis

As of December 31, 2015

	Actual		Minimum Required for Capital Adequacy Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Community First Bank(1)
Total capital (to risk weighted assets)	$60,243	16.61%	$29,008	8.00%	$36,259	10.00%
Tier 1 capital (to risk weighted assets)	55,697	15.36%	21,756	6.00%	29,008	8.00%
Common equity tier 1 capital (to risk weighted assets)	55,697	15.36%	16,317	4.50%	23,569	6.50%
Tier 1 leverage capital (to average assets)	55,697	11.89%	18,744	4.00%	23,430	5.00%

(1)	The Federal Reserve may require the Community First Bank to maintain capital ratios above the required minimums.

Non-GAAP Financial Measures

Efficiency Ratio: The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Community calculates the efficiency ratio by dividing non-interest expense by the sum of net interest income and non-interest income, excluding net gains on the sale of available-for-sale securities. The GAAP-based efficiency ratio is non-interest expenses divided by net interest income plus non-interest income. Community’s efficiency ratio is 61.48% and 65.63% for the twelve months ended December 31, 2015 and December 31, 2014.

Quantitative and Qualitative Disclosures About Market Risk

Community manages market risk, which for Community is primarily interest rate risk related to the operations of its subsidiary bank, through the Asset-Liability Committee of Community First Bank. This committee is composed of certain members of the Community First Bank board in accordance with asset liability and funds management policies approved by the full board of Community First Bank.

Community utilizes static balance sheet rate shocks to estimate the potential impact on various rate scenarios. This analysis estimates a percentage of change in the metric from the stable rate base scenario versus alternative scenarios of rising and falling market interest rates by instantaneously shocking a static balance sheet. The following table summarizes the simulated immediate change in net interest income for twelve months as of the dates indicated:

Market Risk

	Impact on Net Interest Income
Change in prevailing interest rates	June 30, 2016	December 31, 2015	December 31, 2014
+300 basis points	(4.0)%	(4.2)%	(7.1)%
+200 basis points	(2.1)%	(2.4)%	(4.4)%
+100 basis points	(1.2)%	(1.2)%	(2.4)%
0 basis points	—	—	—
-100 basis points	0.1%	(0.0)%	0.2%

	Impact on Economic Value of Equity
Change in prevailing interest rates	June 30, 2016	December 31, 2015
+300 basis points	(9.8)%	(18.7)%
+200 basis points	(3.6)%	(10.7)%
+100 basis points	0.5%	(3.2)%
0 basis points	—	—
-100 basis points	0.5%	3.6%

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

COMMUNITY SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of Community common stock as of the record date by (1) each director, the chief executive officer, the chief financial officer and the next other most-highly compensated executive officer of Community, (2) each person who is known by Community to own beneficially 5% or more of the Community common stock, and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such stockholders, management of Community believes that each person has sole voting and dispositive power over the shares indicated as owned by such person.

Name	Common Shares Beneficially Owned(1)		Percentage Beneficially Owned(2)
Directors and Named Executive Officers
Dan R. Bowers	18,972		5.12%
Danny R. Criner	2,786	(3)	0.75%
J. Kirkwood Dupps	30,450		8.22%
James D. Harp	2,902		0.78%
Ann Main	9,644	(4)	2.60%
Jerry P. Maland	20,617	(5)	5.57%
Michael K. McNutt	2,499		0.67%
Thomas Meredith Miller	24,344		6.57%
David C. Morton	16,111	(6)	4.35%
Patrick L. Reed	600		0.16%
James D. Sprott	2,300		0.62%

Directors and executive officers as a group (11 persons)	122,436	(7)	33.05%

(1)	Except as otherwise noted, may include shares held by or with such person’s spouse and minor children; shares held by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee with sole voting and investment power (or shared with a spouse); or shares held in an individual retirement account or pension as to which such person has pass-through voting rights and investment powers.
(2)	The percentages are based on 370,450 shares of Community common stock outstanding.
(3)	Includes 262 shares held by Mr. Criner as a participant in the Community ESOP.
(4)	Includes 8,789 shares held by the Community ESOP, which Ms. Main is eligible to vote as a trustee for the Community ESOP. Ms. Main is allocated 323 of such shares as a participant in the Community ESOP.
(5)	Includes 305 shares held by Mr. Maland as part of the Community ESOP.
(6)	Includes 8,789 shares held by the Community ESOP, which Mr. Morton is eligible to vote as a trustee for the Community ESOP. Mr. Morton’s allocated 473 of such shares as a participant in the Community ESOP.
(7)	Because Ms. Main and Mr. Morton, as trustees for the Community ESOP, share voting rights for the 8,789 shares held by the Community ESOP, these shares are only counted once in total shares owned or voted by the directors and officers of Community.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to Equity’s current directors and the executive officers of Equity who are not also directors, as well as the directors and executive officers of Equity following the merger:

Name	Age	Position(s) with Equity	Class	Director’s Term Expires
Directors Continuing until 2017:
Gary C. Allerheiligen	68	Director	III	2017
Jeff A. Bloomer	59	Director	III	2017
P. John Eck	68	Director	III	2017
Gregory L. Gaeddert	55	Director	III	2017
Michael B. High	67	Director	III	2017
Jerry P. Maland(1)	66	Director	III	2017

Directors Continuing until 2018:
Brad S. Elliott	50	Chairman and Chief Executive Officer	II	2018
Wayne K. Goldstein	53	Director	II	2018
Randee R. Koger	55	Director	II	2018
Gregory H. Kossover	53	Director, Executive Vice President and Chief Financial Officer	II	2018
Harvey R. Sorensen	68	Director	II	2018
Dan R. Bowers(1)	59	Director	II	2018

Directors Continuing until 2019:
James L. Berglund	81	Director	I	2019
Roger A. Buller	68	Director	I	2019
Michael R. Downing	53	Director	I	2019
David B. Moore	48	Director	I	2019
Shawn D. Penner	46	Director	I	2019

Non-Director Executive Officers:
Patrick J. Harbert	42	Executive Vice President and Community Markets President
Julie A. Huber	46	Executive Vice President and Chief Credit Officer, Secretary
Jennifer A. Johnson	53	Executive Vice President, Chief Operations Officer and Chief Information Officer
Rolando Mayans	66	Executive Vice President and Chief Risk Officer
Elizabeth A. Money	48	Executive Vice President and Retail Director

(1)	To be added as a director upon the consummation of the merger in accordance with the terms, and subject to the conditions, of the merger agreement.

Set forth below is the background, business experience, attributes, qualifications and skills of Equity’s directors and executive officers. Executive officers serve at the discretion of the Board.

Directors Continuing in Office Until the 2017 Annual Meeting:

Gary C. Allerheiligen has served as a member of Equity’s Board since 2014. Mr. Allerheiligen was a partner at Grant Thornton LLP from 1987 to his retirement in 2010, where he most recently served as a managing partner. Mr. Allerheiligen is a certified public accountant and is the past Chairman of the Board of the Kansas Society of Certified Public Accountants (“KSPCA”) and has served as the KSPCA’s elected member to the governing council of the American Institute of Certified Public Accountants. He also serves on the Board of Directors for the Orpheum Center for the Performing Arts and Forward Wichita, Inc. He is a former member of the School of Business Advisory Board at Emporia State University. Mr. Allerheiligen holds a Bachelor of Science in Business from Emporia State University. Mr. Allerheiligen’s experience and qualifications provide sound leadership to the Board. In addition, as a certified public accountant, Mr. Allerheiligen brings extensive accounting, management, strategic planning and financial skills important to the oversight of Equity’s financial reporting, enterprise and operational risk management.

Jeff A. Bloomer has served as a member of Equity’s Board since 2014. Since 2008, Mr. Bloomer has worked for Sunrise Oilfield Supply and is currently its President and Chief Operating Officer. Prior to 2008, Mr. Bloomer was Chief Operating Officer of Leslie Rudd Investment Company. Before joining Leslie Rudd Investment Company, he was Chief Executive Officer of IFR Systems, Inc., a NASDAQ listed company. Mr. Bloomer serves on the boards of Dunn Plastics, the Kansas Independent Oil and Gas Association and as a trustee of the Sedgwick County Zoo. He graduated from Emporia State University with a Bachelor of Science degree in Mathematics. Mr. Bloomer’s leadership experience of a NASDAQ listed company and diversified business experience qualifies him to serve on Equity’s Board.

P. John Eck has served as a member of Equity’s Board since 2003. Mr. Eck is currently the owner of AGV Corp., an upstream oil and gas company, and Eck Agency, Inc., a property and casualty insurance company. Mr. Eck is also an owner of Auto Finance Corp. and an investor in numerous other entrepreneurial enterprises. He has served on the School Board, City Council, and Hospital Board in Attica, Kansas. He graduated from Fort Hays State University with a Bachelor of Science degree in Business. His experience and qualifications provide sound leadership to the Board. In addition, Mr. Eck brings strong accounting, oil and gas expertise, insurance and financial skills important to the oversight of Equity’s financial reporting, enterprise and operational risk management.

Gregory L. Gaeddert has served as a member of Equity’s Board since 2007. Mr. Gaeddert has served as Managing Partner of B12 Capital Partners, LLC since 2006. Prior to co-founding B12 Capital Partners, LLC in 2006, Mr. Gaeddert was employed in various capacities by Commerce Bancshares, Inc. and its affiliates, including serving as Kansas City officer manager for its private equity arm, Capital For Business, Inc. He also served in various management roles for Commerce Bank in Wichita and Kansas City, including serving as Executive Vice President and Commercial Group Manager, Executive Committee and Senior Loan Committee member for the Wichita Bank. Mr. Gaeddert currently serves on the board of directors of Great Plains Ventures, Inc., IBT Industrial Solutions and several of B12 Capital Partners’ portfolio companies. Mr. Gaeddert graduated from Bethel College with a degree in Economics and Business Administration and he earned a Master of Business Administration degree from the University of Kansas. His experience and qualifications provide sound leadership to the Board. In addition, Mr. Gaeddert brings strong investment, accounting and financial skills important to the oversight of Equity’s financial reporting, enterprise and operational risk management.

Michael B. High has served as a member of Equity’s Board since 2011. Mr. High has served as a Partner of Patriot Financial Partners, L.P., a private equity firm focused on investing in community banks, thrifts and financial service related companies throughout the United States, since 2009. Prior to joining Patriot Financial Partners L.P., he served as Executive Vice President and Chief Operating Officer for Harleysville National Corporation from 2005 through 2008 and as its Chief Financial Officer during 2004. He began his career in the Philadelphia office of PricewaterhouseCoopers (formerly Coopers & Lybrand). Mr. High graduated from the Smeal College of Business Administration at Pennsylvania State University with a Bachelor of Science degree in

Accounting. In addition, he is a certified public accountant (currently inactive). Mr. High’s service as a banking executive and investment, accounting and financial skills add administration and operational management experiences, as well as corporate governance expertise to the Board.

Jerry P. Maland will be appointed to Equity’s Board upon the closing of the merger. Mr. Maland has served as a director on the board of Community First Bank and Community since its formation in 1997 and he currently serves as the Chairman of the Board for Community First Bank and Community. Mr. Maland is the former owner of McDonald’s restaurants in Harrison, Berryville, and Eureka Springs. He previously served on the Board of Directors of Security Bank and First Commercial Corporation from 1984 until forming Community First Bank in 1997. Mr. Maland is a 1972 graduate of Luther College in Decorah, Iowa. A resident of Harrison, Arkansas for more than thirty-six years, Mr. Maland has been active in the Harrison community and has served on the boards of the Chamber of Commerce, the City Advertising and Promotion Committee, the Harrison Parks and Recreation Commission, Boone County United Way, Boone County Special Services, American Legion Baseball and Consolidated Youth.

Directors Continuing in Office Until the 2018 Annual Meeting:

Dan R. Bowers will be appointed to Equity’s Board upon the closing of the merger. Mr. Bowers has served as a director on the board of Community First Bank since its formation in 1997 and currently serves as a director, secretary and vice-chairman of Community First Bank and Community. Mr. Bowers is a licensed attorney and has practiced law in Harrison, Arkansas for more than 30 years. He received both his Bachelor of Arts degree in 1979 and his Juris Doctor degree in 1982 from the University of Arkansas at Fayetteville. He has also served on the board of directors of Signature Bank of Arkansas and its parent holding company, White River since 2010. Mr. Bowers is active in his community and currently serves on the board of directors of the North Arkansas Regional Medical Center. He has previously served on the boards of the North Arkansas College Foundation, Hillcrest Home Administrative Board and the Arkansas Baptist Foundation.

Brad S. Elliott is Equity’s founder, Chairman and Chief Executive Officer. He also serves as Chairman, President and Chief Executive Officer of Equity Bank. Before founding Equity in 2002, Mr. Elliott served as Director of Marketing at Koch Industries, Inc., a privately-held multinational corporation. Prior to joining Koch Industries, Inc., he served as a Regional President at Sunflower Bank, a community bank with locations throughout Kansas, Colorado and Missouri. Prior to joining Sunflower Bank, Mr. Elliott was employed in various capacities by Home State Bank and Trust for six years following graduation from McPherson College with a Bachelor of Science degree in Finance and Management. Mr. Elliott is also a graduate of the Stonier Graduate School of Banking. He has served on the board of directors for the Wichita Area Chamber of Commerce, the Wichita State University Shocker Athletic Scholarship Organization, PCS Advisory Board, Via Christi Health, and the Kansas Bankers Association. Mr. Elliott adds financial services experience, especially lending and asset liability management to the Board, as well as a deep understanding of Equity’s business and operations. Mr. Elliott also brings risk and operations management and strategic planning expertise to the Board, skills that are important as Equity continues to implement its business strategy and acquire and integrate growth opportunities.

Wayne K. Goldstein has served as a member of Equity’s Board since 2015. Mr. Goldstein is a Principal of The Endicott Group, which he co-founded in 1996. Prior to founding The Endicott Group, from 1988 to January 1996, he was a Managing Director at Sandler O’Neill & Partners, L.P. He previously held prior positions in equity research at L.F. Rothschild Holdings, Inc. and corporate lending at Irving Trust Company. Mr. Goldstein received a Master of Business Administration in Finance from New York University and a Bachelor of Arts degree in Economics from Brandeis University. Mr. Goldstein is currently a member of the board of directors of First Capital Holdings, Inc., Columbia Lake Partners, and American Chartered Bancorp. Mr. Goldstein’s experience analyzing, advising and investing in domestic banking companies provides skills that are important as Equity continues to implement its business strategy and acquire and integrate growth opportunities.

Randee R. Koger has served as a member of Equity’s Board since 2003. Ms. Koger is currently a partner with the law firm of Wise & Reber, L.C. where she has practiced since 1991. Ms. Koger is a certified public accountant (currently inactive) and is a graduate of Oklahoma State University and the University of Tulsa College of Law. She has served on numerous civic and charitable boards and is the past president of the Tax Section of the Kansas Bar Association, the McPherson Chamber of Commerce and United Way of McPherson County. Ms. Koger brings legal, accounting and tax experience to the Board, providing oversight to Equity’s financial reporting, enterprise and operational risk management.

Gregory H. Kossover has served as Executive Vice President and Chief Financial Officer and as Executive Vice President of Equity Bank since October 2013. He has served as a member of Equity’s Board since December 2011. Prior to joining Equity , Mr. Kossover served as President of Physicians Development Group, a builder and manager of senior living facilities in the Wichita, Kansas metropolitan area, from 2012 to 2013. From 2004 to 2011 he served as Chief Executive Officer of Value Place, LLC, one of the largest economy extended stay lodging franchises in the United States. Mr. Kossover previously served as Treasurer of Western Financial Corporation, a publicly-held thrift holding company. Mr. Kossover graduated from Emporia State University with a Bachelor of Science degree in Accounting and has successfully completed the Uniform Certified Public Accountants exam. Mr. Kossover’s leadership and financial experience provide important oversight of Equity’s financial reporting and enterprise and operational risk management to the Board.

Harvey R. Sorensen has served as a member of Equity’s Board since 2003. Mr. Sorensen has been a partner of Foulston Siefkin LLP, Kansas’s largest law firm, since 1978. His practice focuses on mergers and acquisitions, private equity transactions, venture capital investments and tax matters. Mr. Sorensen is a graduate of the Northwestern University School of Law, the Boston University Graduate School of Management and Beloit College. He is active in a variety of civic and charitable organizations and currently serves as Chairman of The Orpheum Theater Board of Directors. Mr. Sorensen provides the Board with mergers and acquisitions and corporate governance experience in addition to his active involvement in many professional, civil and charitable organizations.

Directors Continuing in Office Until the 2019 Annual Meeting:

L. James Berglund has served as a member of Equity’s Board since 2007. He worked for Sunflower Bank for 35 years, serving as President and Chief Executive Officer for twenty of those years. Since his retirement from Sunflower Bank in 2005, Mr. Berglund has served as lending consultant and on the board of directors of the State Bank of Osborne, Kansas. Mr. Berglund holds a Bachelor of Science in Business and a Juris Doctor from the University of Kansas. Mr. Berglund’s extensive banking experience and knowledge of the Kansas banking industry qualify him to serve on Equity’s Board.

Roger A. Buller has served as a member of Equity’s Board since 2006. Mr. Buller has served as a Senior Vice President and Regional Manager of Benjamin F. Edwards & Co., a financial advisory firm, since 2010. Prior to 2010, Mr. Buller served as Senior Vice President of A.G. Edwards and after the firm was acquired, Wachovia Securities and Wells Fargo Advisors. He also served on the board of A.G. Edwards’ brokerage subsidiary. Mr. Buller is a graduate of Wichita State University and holds a Bachelor of Business Administration degree. Mr. Buller provides excellent wealth management experience and enterprise and operational risk management skills to Equity’s Board.

Michael R. Downing has served as a member of Equity’s Board since 2008. Mr. Downing was the President, Chief Executive Officer and a director of Ellis State Bank from 1989 until Equity’s acquisition of Ellis State Bank in 2008. From 2008 until his retirement in 2012, he served as Western Kansas Market President for Equity Bank. He is currently involved in real estate sales, development and investment projects. At the appointment of the Governor of Kansas, he served two terms on the board of the Office of the State Bank Commissioner of Kansas. Prior to joining Ellis State Bank, Mr. Downing was a Field Examiner for the Office of the State Bank Commissioner from 1985 to 1989. Mr. Downing graduated from Fort Hays State University with a Bachelor of Science degree in Finance. Mr. Downing adds significant financial services industry expertise relevant to Equity’s community banking and commercial lending businesses. His leadership experience with a financial services company is important to the oversight of Equity’s business model.

David B. Moore has served as a member of Equity’s Board since 2012. Since 2005, Mr. Moore has served as Managing Principal of Marathon Capital Holdings, Inc., a private investment company focused on merchant banking that also provides advisory and financial consulting services. Prior to founding Marathon Capital Holdings, Inc., he was a Vice President with Castle Creek Capital, LLC, a San Diego-based private equity and merchant banking firm specializing in the community banking sector. Mr. Moore is a Chartered Financial Analyst and is a graduate of the Saïd Business School at Oxford University, the Graduate School of Business at the College of William and Mary, and the Stonier National Graduate School of Banking at Georgetown University. Mr. Moore’s investment and financial skills add administration and operational management oversight, as well as corporate governance expertise, to the Board.

Shawn D. Penner has served as a member of Equity’s Board since 2003. Mr. Penner is the owner of Shamrock Development, LLC, a real estate development firm, which he founded in 1997. He also serves as a director of First Federal of Olathe Bancorp, Inc., First Federal Savings and Loan Bank, and GPV, Inc. From 1993 to 1994, Mr. Penner worked as a national bank examiner for the Office of the Comptroller of the Currency. Mr. Penner graduated from Wichita State University with a Bachelor of Business Administration degree and a Master of Business Administration degree. He currently serves as a member of the Executive Board of the Wichita State University Alumni Association. Mr. Penner brings experience as an executive and local knowledge of Equity’s markets as well as bank regulatory and investment experience to the Board.

Non-Director Executive Officers:

Patrick J. Harbert has served as Executive Vice President and Community Markets President of Equity Bank since 2003. Prior to joining Equity , he was the Dodge City Market President for Sunflower Bank from June 1998 to August 2003. He graduated from Friends University with a Bachelor of Arts degree in Business, and he is also a graduate of the Graduate School of Banking at Colorado and the Bank Leaders of Kansas, which is sponsored by the Kansas Bankers Association. Harbert was elected to the Kansas Bankers Association Board of Directors in 2014 to serve a three year term.

Julie A. Huber serves as Executive Vice President and Chief Credit Officer of Equity Bank. Ms. Huber joined Equity Bank in 2003 and has served in a variety of leadership roles for Equity Bank over a period of twelve years, including overseeing Equity’s operations, human resources, compliance functions, and sales and training, and has managed the integration process for each community bank we have acquired. Ms. Huber served as President of Signature Bank following Equity’s acquisition of Signature Bank in 2007. Prior to joining Equity , Ms. Huber most recently served as the executive of Sunflower Bank responsible for the retail, operational, compliance and security functions. Ms. Huber graduated from McPherson College with a Bachelor of Science degree in Business Administration and History, received her Master of Business Administration from Baker University in 2014 and is a graduate of the Stonier Graduate School of Banking and the Bank Leaders of Kansas. Ms. Huber currently serves as President of the Andover Advantage Foundation in Andover, Kansas and is a Business Plan Advisor with Youth Entrepreneurs.

Jennifer A. Johnson has served as Executive Vice President, Chief Operations Officer and Chief Information Officer of Equity Bank since January 2012. Ms. Johnson previously served as the Executive Vice President, Chief Operations Officer and Chief Information Officer of Sunflower Bank where she was employed for 27 years. She graduated from Benedictine College with a Bachelor of Arts degree in Business and earned a Master of Business Administration degree from Kansas Wesleyan University. Ms. Johnson was honored as the 2007 Women of Achievement in Business and Industry and Kansas State University Alumni Fellow for the College of Technology. Ms. Johnson is a graduate of the Stonier Graduate School of Banking.

Rolando Mayans has served as Executive Vice President and Chief Risk Officer of Equity Bank since 2013. From 2009 to 2013, Mr. Mayans served as Chief Lending Officer for First National Bank of Hutchinson in Hutchinson, Kansas. He previously served as Chief Credit Officer of Equity Bank from 2006 to 2009. Mr. Mayans previously served as Chief Auditor for Fourth Financial Corporation and Bank IV and was instrumental in leading their due diligence efforts in connection with acquisitions. Mr. Mayans earned a Bachelor of Arts and a Masters in Accounting from Wichita State University. He is also a certified public accountant.

Elizabeth A. Money has served as Executive Vice President and Retail Director of Equity Bank since 2010. Prior to joining Equity Bank, Ms. Money served as a consultant to the FDIC for SolomonEdwards Group, a privately held, national professional services firm focused on strategy execution. Before joining SolomonEdwards Group, Ms. Money was Vice President, District Manager for U.S. Bank in Kansas City, where she oversaw 16 U.S. Bank locations in the Kansas City metropolitan area and over 150 employees for nearly 10 years. She was also employed by U.S. Bank for nine years in various retail banking roles in the Columbus, Ohio metropolitan area. She is a 2014 graduate of Banking Leadership Missouri, a program of the Missouri Banker’s Association. Ms. Money graduated from Bowling Green State University in Ohio with a Bachelor of Science in Business Administration.

Director Compensation

During 2015, Equity paid each of its non-employee directors a monthly retainer of $1,300. In addition, Equity paid the members of its audit, compensation, corporate governance and nominating committee and risk management committees $300 for each committee meeting attended. The chairman of each of these committees received $550 for each committee meeting attended. Equity paid its non-employee directors that serve on Equity’s credit committee a monthly fee of $2,000. Members of Equity’s credit committee do not receive per meeting fees. Pursuant to Equity’s director compensation policy, Equity’s directors may elect to receive their compensation in cash, stock or stock options or a combination of cash and stock or stock options. Directors who elect to receive stock options or stock receive them on December 31 of the fiscal year earned. Equity also reimburses all non-employee directors for their reasonable out-of-pocket travel expenses incurred in attending meetings of Equity’s Board or any committees of the Board.

All of Equity’s directors also serve as directors of Equity Bank. During 2015, Equity’s directors received no additional compensation for service on the board of Equity Bank other than any meeting fees which may have been earned. Mr. Kossover received director remuneration for serving as a director during 2015 in accordance with the terms of Equity’s director compensation policy. Beginning in January 1, 2016, Mr. Kossover will no longer receive any additional compensation for service on Equity’s Board and Equity Bank’s board of directors. Mr. Elliott does not receive any additional compensation for service on Equity’s Board and Equity Bank’s board of directors.

The following table sets forth the compensation paid to each non-employee director who served on Equity’s Board in 2015:

Name	Fees Earned or Paid in Cash ($)(1)(2)	Total ($)
Gary C. Allerheiligen	$18,450	$18,450
James L. Berglund	42,350	42,350
Jeff A. Bloomer	17,100	17,100
Roger A. Buller	17,100	17,100
Michael R. Downing	17,100	17,100
P. John Eck	17,400	17,400
Gregory L. Gaeddert	19,850	19,850
Wayne K. Goldstein	12,600	12,600
Michael B. High	17,700	17,700
Randee R. Koger	16,500	16,500
David B. Moore	16,200	16,200
Shawn D. Penner	41,400	41,400
Harvey R. Sorensen	20,400	20,400
Dan R. Bowers(3)	—	—
Jerry P. Maland(3)	—	—

(1)	Pursuant to Equity’s director compensation policy, Equity’s directors may elect to receive the compensation payable to them for service as a director of Equity in cash, stock options, stock or a combination thereof. Accordingly, in lieu of a cash payment in the amount set forth in the table above, Equity’s directors elected to receive the compensation payable to them as follows:

•	Messrs. Allerheiligen, Buller, Eck, Koger, Moore and Sorensen elected to receive their director compensation entirely in stock options of Equity, for which Mr. Allerheiligen received 3,576 options, Mr. Buller received 3,314 options, Mr. Eck received 3,372 options, Ms. Koger received 3,198 options, Mr. Moore received 3,140 options and Mr. Sorensen received 3,953 options;

•	Messrs. Berglund, Bloomer and Gaeddert each elected to receive a portion of their director compensation in cash and stock options of Equity. Mr. Berglund received 3,023 options and $26,750 in cash. Mr. Bloomer received 1,657 options and $8,550 in cash. Mr. Gaeddert received 1,923 options and $9,925 in cash; and

•	Messrs. Downing, Goldstein, High and Penner each received their director compensation entirely in cash.

(2)	With the exception of stock options granted to directors who elected to receive payment in stock options in lieu of cash payments of their fees, no options were granted to Equity’s directors in 2015. Directors that elected to receive stock options received fully-vested options that are exercisable at any time; however, subject to limited exceptions, the stock options may only be exercised by the director. As of December 31, 2015, Mr. Allerheiligen held 5,978 stock options, Mr. Berglund held 13,392 stock options, Mr. Bloomer held 1,657 stock options, Mr. Buller held 14,696 stock options, Mr. Eck held 9,591 stock options, Mr. Gaeddert held 9,339 stock options, Ms. Koger held 14,861 stock options, Mr. Moore held 12,710 stock options, Mr. Penner held 2,000 stock options and Mr. Sorensen held 14,436 stock options. Messrs. Downing, Goldstein and High held no stock options.
(3)	To be added as a director upon the consummation of the merger. The non-employee directors of Community to be appointed to the Equity Board will receive the same compensation for their services as all other directors of Equity.

Executive Compensation and Other Matters

Equity is providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act. Equity’s named executive officers for 2015, which consist of Equity’s principal executive officer and the two other most highly compensated executive officers, are:

•	Brad S. Elliott, Chief Executive Officer and Chairman of the Board;

•	Gregory H. Kossover, Executive Vice President, Chief Financial Officer and Director; and

•	Sam S. Pepper, Jr., Executive Vice President and Commercial Banking President.

Summary Compensation Table

The following table provides information regarding the compensation of Equity’s named executive officers for the years ended December 31, 2015 and 2014. Except as set forth in the notes to the table, all cash compensation for Messrs. Elliott, Kossover and Pepper was paid by Equity Bank, where each serves in the same capacity.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)		Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Brad S. Elliott	2015	367,500	147,221	—		147,221	(2)	—		—	51,259	(3)	713,201
Chief Executive Officer and Chairman of the Board	2014	367,500	134,602	—		226,401		—		—	52,398	(4)	780,901

Gregory H. Kossover	2015	231,753	10,000	—		126,800		—		—	61,012	(5)	429,565
Executive Vice President, Chief Financial Officer and Director	2014	225,000	15,000	—		33,745		—		—	51,075	(6)	324,820

Sam S. Pepper, Jr(7).	2015	232,800	—	—		19,586		37,158	(8)	—	37,108	(9)	326,652
Executive Vice President and Commercial Banking President	2014	229,500	5,000	5,005	(10)	19,850		54,972	(11)	—	29,067	(12)	343,394

(1)	These amounts represent the aggregate grant date fair value of stock option awards, determined in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures during the applicable vesting periods. See Note 19 to the consolidated financial statements for the year ended December 31, 2015 for a discussion of the associated assumptions used in the valuation of stock-based compensation awards.
(2)	This amount represents the portion of Mr. Elliott’s bonus that was earned in 2015 and paid in the first quarter of 2016 in stock options to purchase Equity common stock under the terms of his employment agreement.
(3)	This amount includes (i) club dues of $10,923, (ii) the value of the use of a company owned vehicle of $16,536, (iii) life insurance premiums of $13,200 and (iv) company 401(k) contributions of $10,600.
(4)	This amount includes (i) club dues of $9,600, (ii) the value of the use of a company owned vehicle of $19,198, (iii) life insurance premiums of $13,200 and (iv) company 401(k) contributions of $10,400.
(5)	This amount includes (i) club dues of $10,815, (ii) fees for services as a director of Equity of $40,500 and (iii) company 401(k) contributions of $9,697. Mr. Kossover elected to receive 7,849 stock options in lieu of cash payments for his service as a director of Equity.
(6)	This amount includes (i) club dues of $9,600, (ii) fees for services as a director of Equity of $39,600 and (iii) company 401(k) contributions of $1,875. Mr. Kossover elected to receive 11,964 stock options in lieu of cash payments for his service as a director of the Equity.
(7)	Mr. Pepper resigned from Equity effective March 31, 2016.
(8)	This amount represents the cash bonus earned by Mr. Pepper in 2015 pursuant to the Market President Incentive Plan for 2015. See “— Market President Incentive Plan.”
(9)	This amount includes (i) club dues of $10,231, (ii) a temporary housing allowance of $10,500 and (iii) the value of the use of a company owned vehicle of $16,377.
(10)	Represents the aggregate grant date fair value of the grant of 385 restricted stock units computed in accordance with FASB ASC Topic 718 based on a per share price of $13.00.
(11)	This amount represents the cash bonus earned by Mr. Pepper in 2014 pursuant to the Market President Incentive Plan for 2014. See “— Market President Incentive Plan.”
(12)	This amount includes (i) a temporary housing allowance of $10,500 and (ii) the value of the use of a company owned vehicle of $18,567.

Narrative Discussion of Summary Compensation Table

General

Equity compensates its named executive officers through a mix of base salary, cash incentive bonuses, long-term incentive compensation and other benefits, which include certain perquisites. Equity established its existing executive compensation philosophy and practices to fit Equity’s historical status as a privately held corporation. Equity believes the current mix and value of these compensation elements provide Equity’s named executive officers with total annual compensation that is both reasonable and competitive within Equity’s markets, appropriately reflects Equity’s performance and the executive’s particular contributions to that performance, and takes into account applicable regulatory guidelines and requirements.

Base Salary

The base salaries of Equity’s named executive officers have been historically reviewed and set annually by the Board working with Equity’s Compensation Committee as part of Equity’s performance review process as well as upon the promotion of an executive officer to a new position or other change in job responsibility. In establishing base salaries for Equity’s named executive officers, the Compensation Committee has relied on external market data obtained from outside sources including banking industry trade groups. In addition to considering the information obtained from such sources, the compensation committee has considered:

•	each named executive officer’s scope of responsibility;

•	each named executive officer’s years of experience;

•	the types and amount of the elements of compensation to be paid to each named executive officer;

•	Equity’s overall financial performance and performance with respect to other aspects of Equity’s operations, such as Equity’s growth, asset quality, profitability and other matters, including the status of Equity’s relationship with the banking regulatory agencies; and

•	each named executive officer’s individual performance and contributions to company-wide performance, including leadership, team work and community service.

Cash Bonuses

Equity typically pays an annual cash incentive award to Equity’s named executive officers. Annual incentive awards are intended to recognize and reward those named executive officers who contribute meaningfully to Equity’s performance for the year. The Compensation Committee, within its sole discretion, determines whether such bonuses will be paid for any year and the amount of any bonus paid. Although, historically the Compensation Committee has not relied on any pre-established formula or specific performance measures to determine the amount of the bonuses paid, it does review external market data from outside sources in setting the amount of such bonuses. Additionally, in determining whether to pay cash bonuses to a named executive officer for a given year and the amount of any cash bonus to be paid, the Compensation Committee considers factors which include:

•	the personal performance of the executive officer and contributions to Equity’s performance for the year, including leadership, team work and community service; and

•	Equity’s financial performance, including Equity’s growth, asset quality and profitability.

Equity Compensation

Equity typically pays a portion of Equity’s named executive officer’s bonuses in stock options granted under Equity’s existing Stock Incentive Plan. The purpose of Equity’s Stock Incentive Plan is to attract and retain key officers and to encourage performance by providing an ownership stake in Equity through the granting of stock options. Equity believes that stock options are an appropriate long term incentive to link executives’ performance with stock price appreciation. Equity continues to review this program with each grant to ensure that this form of equity compensation will drive Equity’s executives toward successful long-term business results. For additional discussion of Equity’s existing Stock Incentive Plan and grants made under the Stock Incentive Plan, please see “—Awards to Named Executive Officers” below.

Benefits and Perquisites.

Generally, Equity’s named executive officers participate in the same benefit plans designed for all of Equity’s full-time employees, including health, dental, vision, disability and basic group life insurance coverage. Equity also provides its employees, including Equity’s named executive officers, with a 401(k) plan to assist Equity’s employees in planning for retirement and securing appropriate levels of income during retirement. The purpose of Equity’s employee benefit plans is to help attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by Equity’s competitors.

401(k) Plan. Equity’s named executive officers, all of whom were eligible to participate in the 401(k) Plan during 2015 and 2014, may elect to participate in the 401(k) plan on the same basis as all other employees. In 2014 and 2015, Equity made contributions to Equity’s named executive officers’ accounts based on the contributions made by the named executive officers.

Perquisites. Equity provides its named executive officers with a limited number of perquisites that Equity believes are reasonable and consistent with Equity’s overall compensation program to better enable Equity to attract and retain qualified executives. Equity’s Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. In 2015 and 2014, Equity provided Equity’s named executives officers with the use of an Equity owned vehicle and paid for certain club memberships.

Market President Incentive Plan

Mr. Pepper participated in Equity Bank’s Market President Incentive Plan. Each year, Equity Bank sets quarterly goals to be achieved under the plan in the following general categories: undiluted earnings per share of Equity, market production, market fee income and market deposit production during each calendar quarter. Incentive compensation is computed quarterly and may be reduced for certain asset quality factors. For 2014, awards of incentive compensation under the Market President Incentive Plan were paid entirely in cash with 50% of the award paid within 45 days following the production quarter and the remaining amount paid at the end of the fiscal year; provided, that awards under the plan are not earned until actually paid. The plan also includes a discretionary component. Under the 2014 plan, the target annual incentive is 25% of the executive’s base salary. If 100-124% of the goal was achieved the executive was paid 100% of the incentive. If 85-99% of the goal was achieved, 50% of the incentive was paid and if less than 85% of the goal was satisfied, no payment was made to the executive. If 125% of the goal or greater is achieved, the executive would have received 125% of the annual target incentive. For 2015, payments under the Market President Incentive Plan were paid 50% in cash within 45 days following the production quarter and 50% in stock options to acquire Equity common stock subject to a five-year time vesting period on December 31, 2015. Under the 2015 plan, the target annual incentive is 25% of the executive’s base salary. If 100-124% of the goal was achieved the executive was paid 100% of the incentive. If 85-99% of the goal was achieved, 50% of the incentive was paid and if less than 85% of the goal was satisfied, no payment was made to the executive. If 125% of the goal or greater is achieved, the executive would have received 125% of the annual target incentive.

Employment Agreements with Named Executive Officers

Equity has employment agreements with each of Equity’s named executive officers and certain other officers of Equity. Each of the named executive officer’s employment agreements provides he will be paid an annual base salary, which will be reviewed at least annually and that may be increased, but not reduced.

Mr. Elliott’s employment agreement provides that he will serve as Chief Executive Officer and Chairman of the Board. In addition to his base salary, Mr. Elliott’s employment agreement provides that he will receive a bonus equal to 2% of the net income before taxes of Equity on a consolidated basis, provided that Equity maintains certain regulatory ratings. In 2014, Mr. Elliott’s employment agreement provided that his bonus was to be paid 50% in cash and 50% in stock options to acquire shares of Equity common stock. For each year after 2014, Mr. Elliott’s bonus is to be paid 50% in cash and 50%, at his election, in cash, stock options or a combination thereof, as elected at the beginning of the fiscal year in which the bonus may be earned. For 2015, Mr. Elliott elected to receive his bonus 50% in cash and 50% in stock options to acquire shares of Equity common stock. Mr. Elliott’s bonus for 2015 was earned in 2015 and paid in the first quarter of 2016. All options granted under Mr. Elliott’s employment agreement are to be fully vested at grant. Under his employment agreement, if Mr. Elliott is terminated (i) by Equity without cause, (ii) by Mr. Elliott with good reason or (iii) by Equity or Mr. Elliott if such employment agreement is not renewed, he will be entitled to receive his base salary for a period of twelve months following such termination, subject to compliance with the terms of the employment agreement and execution of a general release in favor of Equity.

The employment agreements of Messrs. Kossover and Pepper generally provide that upon the termination of such executive’s employment (i) by Equity due to the executive’s failure to perform his duties to the satisfaction of his supervisor or the Chief Executive Officer, (ii) by Equity without cause, (iii) by the executive with good reason or (iv) by Equity or Executive if such employment agreement is not renewed, the executive will be entitled to receive his base salary for a period of twelve months following such termination, subject to compliance with the terms of the employment agreement and execution of a general release in favor of Equity.

For purposes of the employment agreements, “good reason” includes the change in executive’s status, title position or responsibilities that is materially inconsistent with executive’s existing duties, a material breach of the employment agreement or in the case of Messrs. Elliott’s and Kossover’s employment agreements, he is required to be based any place outside of a thirty-mile radius of Wichita, Kansas.

Messrs. Elliott’s, Kossover’s and Pepper’s employment agreements each contains a change in control provision that provides for a payment to the executive if (i) his employment is terminated within twelve months after a change in control for any reason other than death, permanent incapacity or cause or (ii) he resigns for any reason within twelve months after the change in control. Upon a qualifying change in control and termination of his employment, Messrs. Elliott and Kossover would each be entitled to a payment equal to 2.99 times the sum of (i) his prior year’s base salary and (ii) all additional cash compensation paid to him and received during such year and Mr. Pepper would be entitled to a payment equal to 1.5 times the sum of (x) his prior year’s base salary, (y) twelve months of health insurance continuation coverage costs and (z) all additional cash compensation paid to him and during such year. Any payments pursuant to the change in control provision are subject to compliance with restrictions imposed by the Code.

Additionally, each of Messrs. Elliott, Kossover and Pepper are bound by the restrictive covenants set forth in their respective employment agreements, which include confidentiality, non-solicitation and non-competition restrictions.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information relating to the unexercised options held by the named executive officers as of December 31, 2015:

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Brad S. Elliott	24,000		—		—	17.00	12/31/2017
	90,000		60,000	(1)	—	12.00	12/31/2021
	30,000		—		—	13.00	8/25/2024
	40,665		—			14.25	12/31/2024
Gregory H. Kossover	9,750		—		—	13.00	12/31/2023
	11,964	(2)	—		—	14.25	12/31/2024
	1,700		6,800	(3)	—	14.25	12/31/2024
	7,849	(4)	—			23.39	12/31/2025
	—		20,000	(5)		23.39	12/31/2025
Sam S. Pepper, Jr.	1,000		4,000	(6)	—	14.25	12/31/2024
	—		3,089	(7)		23.39	12/31/2025

(1)	Represents time-based options granted on January 1, 2012. One-fifth of the options vest on each anniversary of the grant date. Of the remaining options, 30,000 will vest on each of January 1, 2016 and 2017, subject to continued employment of Mr. Elliott.
(2)	Mr. Kossover elected to receive fully-vested stock options in lieu of cash payment of director fees of $39,600 for the year ended December 31, 2014.
(3)	Represents time-based options granted on December 31, 2014. One-fifth of the options vest on each anniversary of the grant date. Of the remaining options, 1,700 will vest on each of December 31, 2016, 2017, 2018 and 2019, subject to continued employment of Mr. Kossover.
(4)	Mr. Kossover elected to receive fully-vested stock options in lieu of cash payment of director fees of $40,500 for the year ended December 31, 2015.
(5)	Represents time-based options granted on December 31, 2015. One-fifth of the options will vest on each anniversary of the grant date subject to the continued employment of the executive.
(6)	Represents time-based options granted on December 31, 2014. One-fifth of the options vested on each anniversary of the grant date. Mr. Pepper forfeited all unvested options upon his resignation.
(7)	Represents time-based options granted on December 31, 2015. One-fifth of the options vested on each anniversary of the grant date. Mr. Pepper forfeited all unvested options upon his resignation.

Equity Incentive Plans

2006 Stock Incentive Plan

As of the date of this proxy statement, Mr. Elliott and certain other employees held outstanding options under the Equity Bancshares 2006 Non-Qualified Stock Option Plan (the “2006 Plan”). The 2006 Plan is frozen to new grants and all of the outstanding options held by Mr. Elliott and other employees under the 2006 Plan were vested as of December 31, 2015. As of the date of this proxy statement, 205,700 stock options to purchase shares of Equity’s common stock under the 2006 Plan were outstanding.

2013 Stock Incentive Plan

In 2016, Equity amended and restated its 2013 Stock Incentive Plan (the “Restated Stock Incentive Plan”). The material terms of options granted under the Restated Stock Incentive Plan are described below.

The Restated Stock Incentive Plan provides equity incentives to employees, non-employee directors and key consultants and contractors with the goal of promoting our long-term growth and financial success. Under the Restated Stock Incentive Plan, the maximum number of shares of Equity common stock that may be issued is 900,000 shares, subject to adjustment to reflect stock splits and certain similar transactions as determined by the compensation committee. Such shares may be awarded in the form of nonqualified stock options, restricted stock, restricted stock units or unrestricted stock awards. As of the Equity record date, [                    ] options to purchase [            ] shares of Equity common stock were outstanding under the Restated Stock Incentive Plan.

If any award is forfeited, terminated, expire unexercised, tendered by a participant in connection with the exercise of a stock option, withheld from issuance in connection with payment of tax withholding liability, settled in cash in lieu of shares of common stock, or settled in such other manner so that a portion or all of the shares of common stock included in an award are not issued to a participant, the associated shares of common stock will automatically become available for other awards under the Restated Stock Incentive Plan.

If required by the terms of an award agreement, the participant will be bound by the terms of any confidentiality, non-solicitation, non-competition, and/or similar provisions in his or her employment or other agreement with Equity. In addition to, and without limiting the foregoing, as a condition to receiving an award under the Restated Stock Incentive Plan each employee-participant will be required to acknowledge and agree to be bound by the Stock Incentive Plan’s confidentiality, non-solicitation and non-competition covenants.

Except as otherwise provided below or in an award agreement, all outstanding stock options, restricted stock and restricted stock units granted to participants who are employed by Equity or a subsidiary at the time of a change in control (as defined in the Restated Stock Incentive Plan) will become fully vested and exercisable.

Notwithstanding the foregoing or any contrary provision in the Restated Stock Incentive Plan or an award agreement, if Equity undergoes a change in control (as defined in the Restated Stock Incentive Plan), or if Equity becomes a party to any corporate merger, consolidation, major acquisition of property for stock, separation, reorganization or liquidation, the Compensation Committee (or the board of directors of any corporation assuming the obligations of Equity) will have the discretion to prescribe and amend the terms and conditions for the exercise, or modification, of any then-outstanding awards under the Restated Stock Incentive Plan. Such discretion will include the power and authority to provide that stock options granted under the Restated Stock Incentive Plan must be exercised in connection with the closing of the transaction and that if not so exercised such stock options will expire. Any such determinations by the Compensation Committee may be made generally with respect to all participants, or may be made on a case-by-case basis with respect to particular participants.

If, at any time within one year after the date on which a participant exercises a stock option (a “realization event”), the Compensation Committee determines in its discretion that Equity has been materially harmed by the participant, whether such harm (i) results in the participant’s termination of employment or service for cause (as defined in the plan) or (ii) results from any activity of the participant determined by the Compensation Committee to be in competition with any activity of Equity, or otherwise prejudicial, contrary or harmful to the interests of Equity (including, but not limited to, accepting employment with or serving as a consultant, adviser or in any other capacity to an entity that is in competition with or acting against the interests of Equity), then any gain realized by the participant from the realization event will be paid by the participant to Equity upon notice from Equity. Such gain will be determined as of the date of the realization event, without regard to any subsequent change in the fair market value of the common stock. Equity will have the right to offset such gain against any amounts otherwise owed to the participant by Equity (whether as wages, vacation pay, or pursuant to any benefit plan or other compensatory arrangement). For a more detailed discussion of the options granted to Equity’s named executive officers, please see “—Awards to Named Executive Officers.”

Awards to Named Executive Officers

Equity has granted time-based options to each of its named executive officers. The time-based options held by each of Messrs. Elliott, Kossover and Pepper vest annually in 20% increments on each of the anniversaries from the grant date over a five-year period. Additionally, Mr. Elliott has received bonus payments owed to him under his employment agreement in the form of fully-vested stock options.

Each of the stock option agreements for the 2014 and 2015 option awards to Equity’s named executive officers provides Equity with a repurchase right and imposes certain restrictions on transfer. Upon the termination of employment, Equity has a right to purchase any shares of common stock of Equity acquired pursuant to a stock option granted under the Stock Incentive Plan at fair market value from such former employee. Shares of Equity’s common stock acquired pursuant to an option exercise may not be transferred to any person or entity without the prior written consent of Equity.

Options (whether or not vested) granted to Equity’s named executive officers will be forfeited if such individual is terminated for cause. Additionally, options granted to Equity’s named executive officers are subject to a clawback provision, which is triggered based upon certain material inaccuracies in the financial statements of Equity or violations of the confidentiality or non-solicitation provisions contained in the stock option agreement.

In addition to the terms described above, the stock option agreements provide the specific terms for the options granted, including the number of shares granted, the price per share, the initial vesting date, the vesting schedule and the expiration date of the grant.

Certain Relationships and Related Person Transactions

Ordinary Banking Relationships

Some of Equity’s officers, directors and principal stockholders and their affiliates are customers of Equity Bank. Such officers, directors and principal stockholders and their affiliates have had transactions in the ordinary course of business with us, including borrowings, all of which were effected on substantially the same terms and conditions, including interest rate and collateral, as those prevailing from time to time for comparable transactions with unaffiliated persons, and did not involve more than the normal risk of collectability or other unfavorable features. Equity expects to continue to have such transactions on similar terms and conditions with such officers, directors and stockholders and their affiliates in the future.

Rights and Restrictions on Class B common stock Held by Sponsor Funds

In 2010 and 2012, Equity issued securities in private placement in reliance upon exemptions from federal securities registration under Section 4(2) or its successor Section 4(a)(2) of the Securities Act, and Rule 506 to certain private equity funds, including, among others, Belfer Investment Partners, L.P. and LIME Partners LLC

(collectively, “Belfer Lime”); Compass Island Investment Opportunity Fund A, L.P. and Compass Island Investment Opportunity Fund C, L.P. (collectively, “Compass Island”); Endicott Opportunity Partners III, L.P. (“Endicott”); GEMS Fund, L.P. and GC Partners International, LTD; and Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (collectively, “Patriot”) (such funds, each a “Sponsor Fund” and collectively, the “Sponsor Funds”). The Sponsor Funds purchased a combination of Equity common stock and Class B common stock, which is non-voting, in these private placements. In connection with their purchase of Class B common stock, each of the Sponsor Funds received the right to exchange shares of its Class B common stock for shares of Equity common stock, at the election of the transferee, in connection with a transfer by the Sponsor Fund to an unaffiliated party in the following limited circumstances: (i) a transfer to Equity or Equity Bank; (ii) a widespread public distribution; (iii) a transaction in which no transferee (or group of associated transferees) receives two percent or more of any class of voting securities of Equity; or (iv) to a transferee that would control more than fifty percent of the voting securities of Equity without any transfer from the Sponsor Fund, in each case subject to the terms of the agreement with the Sponsor Fund. Generally, the Sponsor Funds’ right to exchange Class B common stock for Equity common stock survives until it no longer owns the shares of Class B common stock. Each of the Sponsor Funds also agreed to a restriction on transfer that prohibits the Sponsor Fund from transferring its Class B common stock except in a transaction in which it would be eligible to exchange Class B common stock for Equity common stock or to an affiliate of the Sponsor Fund.

Amended and Restated Registration Rights Agreement

In connection with Equity’s IPO, Equity entered into an Amended and Restated Registration Rights Agreement (the “Restated Registration Rights Agreement”) with Compass Island, Endicott and Patriot to, among other things, provide such parties with demand registration rights. The Restated Registration Rights Agreement provides Compass Island, Endicott and Patriot with both demand registration rights and piggy-back registration rights.

Demand Registration Rights. Under the Restated Registration Rights Agreement, Patriot has the right to make two requests for the registration of all or a portion of its registrable shares for sale under the Securities Act, subject to the terms and conditions contained therein. Upon a request for registration by Patriot, Compass Island and Endicott may elect to participate in such registration. The Amended and Restated Registration Rights Agreement generally requires Compass Island, Endicott and Patriot to enter into customary lock-up agreements with the managing underwriter(s) in any underwritten offering involving Equity’s securities. Compass Island, Endicott and Patriot have generally agreed to pay any fees, expenses, discounts and commissions, other than internal cost incurred by us, associated with any demand registrations.

Piggy-Back Registration Rights. Subject to certain limitations, the Restated Registration Rights Agreement requires that if Equity registers any of its securities under the Securities Act, Equity must give notice to the entities with registration rights of Equity’s intention to effect such a registration and subject to certain limitations, must include in the registration statement all registrable securities of these entities for which Equity has received a written request for inclusion. In addition, if Equity is advised in writing in good faith by any managing underwriter of Equity’s securities being offered in a public offering that the amount to be sold by selling stockholders (other than Equity) is greater than the amount which can be offered without adversely affecting the offering, Equity may reduce the amount offered for the accounts of selling stockholders in accordance with the procedures of the Restated Registration Rights Agreement. Equity has agreed to pay certain fees and expenses associated with these piggyback registrations, other than any underwriting discounts, commissions or fees attributable to the sale of such securities and the legal fees and expenses incurred by such entities in connection therewith.

Management Rights Agreements

In connection with Equity’s historical private placement offerings, Equity entered into Management Rights Agreement and provided certain other rights to investors. Equity currently has Management Rights Agreements with Endicott, Golub and Patriot. Certain other investment funds, including Belfer Lime, formerly had management rights that have terminated as of the date of this proxy statement.

Under the Management Rights Agreements with Endicott and Patriot, each of those parties have the right to nominate one representative to Equity’s Board and Equity Bank’s board of directors. For any period during which such parties do not exercise their right to appoint a director, such parties have information rights and Board observation rights for Equity’s Board and Equity Bank’s board of directors. The Management Rights Agreement with Endicott and Patriot terminate if such parties in the aggregate cease to own at least 4.9% of the issued and outstanding Equity common stock. Wayne K. Goldstein and Michael B. High currently serve as the respective representatives of Endicott and Patriot on Equity’s Board.

Under the Management Rights Agreements with Belfer Lime Equity agreed to grant Board observation rights for Equity’s Board and Equity Bank’s board of directors, which entitled Belfer Lime to designate a representative to attend each meeting of Equity’s and Equity Bank’s board of directors. This agreement also provided Belfer Lime with information rights, which entitled it to receive all information distributed to members of Equity’s Board or Equity Bank’s board of directors and their respective committees, subject to limited restrictions and to inspect Equity’s and Equity Bank’s properties, book and records. Belfer Lime also had the right to consult with Equity’s management concerning the operation of Equity’s business. Belfer Lime voluntarily terminated its Management Rights Agreement in May 2016.

Compass Island also received the right to nominate one representative to Equity’s Board and Equity Bank’s board of directors pursuant to the Stock Purchase Agreement, between Equity and certain affiliate funds of Compass Island, dated May 15, 2012 (the “Compass Island SPA”). Under the Compass Island SPA, Compass Island also has certain Board observation rights and information rights if it does not exercise its right to appoint a director. These rights terminate if Compass Island sells 75% or more of the securities acquired under the Compass Island SPA. David B. Moore currently serves as the representative of Compass Island on Equity’s Board.

Legal Fees Paid to Wise & Reber, L.C.

Ms. Koger, a member of Equity’s Board, is a partner at Wise & Reber, L.C. Equity has used this law firm for various legal matters and Equity paid legal fees of approximately $151,285, $108,564 and $40,910 to Wise & Reber, L.C. for the years ended December 31, 2013, 2014 and 2015, respectively.

Employee Stock Loans

In connection with the termination of Equity’s Restricted Stock Unit Plan (“RSUP”) in May 2015, Equity made loans to certain employees, including certain executive officers, for the employees’ income tax withholding obligations associated with the termination of the RSUP and the issuance of shares of Equity common stock to such employees. The loans bore interest at the federal rate on the date the loans were issued, which was 0.43%. Each of these loans to Equity’s executive officers were repaid in full to Equity prior to the date Equity filed its initial registration statement with the SEC.

Review and Approval of Transactions with Related Persons

Transactions by Equity with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by Equity Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by Equity Bank to its executive officers, directors and principal stockholders). Equity has adopted policies to comply with these regulatory requirements and restrictions. In addition, each of the private equity funds that has invested in Equity provided a set of passivity commitments to the Federal Reserve in connection with their initial investments in us. These passivity commitments include, among other things, limitations on the ability of the private equity funds to conduct transactions with Equity or Equity’s affiliates. These passivity commitments also include the agreement of each of the private equity funds not to, without the prior approval of the Federal Reserve, among other things, exercise or attempt to exercise a controlling influence over Equity’s management or policies, have or seek to have more than one representative serve on Equity’s Board or permit any representative to serve as the chairman of Equity’s Board or any committee thereof.

Equity has adopted a related person transaction policy in order to comply with all applicable requirements of the SEC and NASDAQ concerning related party transactions. Related party transactions will be referred for approval or ratification to Equity’s audit committee. In determining whether to approve a related party transaction, Equity’s audit committee will consider, among other factors, the related party’s relationship to Equity, the nature of the proposed transaction, the nature of the related party’s direct or indirect interest in the transaction, and the related party’s relationship to or ownership interest in any other party to, or which has an interest in the transaction. A copy of this policy and Equity’s audit committee charter is available on Equity’s corporate website at www.equitybank.com in the investor relations section.

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. Equity and Community urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Terms of the Merger

Each of the Equity Board and the Community Board has unanimously approved the merger agreement. The merger agreement provides that, subject to the terms and conditions set forth in the merger agreement, Community will merge with and into Equity, with Equity continuing as the surviving corporation. Immediately following the merger (or at such later time as Equity may determine in its sole discretion), Equity will cause Community First Bank, the banking subsidiary of Community, to merge with and into Equity Bank, the banking subsidiary of Equity, with Equity Bank surviving the bank merger.

If the merger is completed, each share of Community common stock (other than shares of Community common stock held by Community, Equity and any dissenting stockholder) will be converted into the right to receive (i) 7.261 shares of Equity common stock, and (ii) $27.30, in cash, subject to a possible downward adjustment of the cash consideration based upon the amount of Community stockholders’ equity prior to Closing, for each share of Community common stock they hold immediately prior to the merger. Equity will not issue any fractional shares of Equity common stock in the merger. Community common stockholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $22.00.

Equity’s and Community’s stockholders are being asked to adopt the merger agreement. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement” beginning on page 285 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

As a regular part of their duties over time, executive management and directors of Community have considered various strategic alternatives to enhance and maximize stockholder value. These strategic alternatives have included continuing as an independent institution, acquiring other banks, bank branches or other financial services related businesses, an initial public offering, or a sale or merger of Community. As part of considering its strategic alternatives, Community met from time to time with professionals experienced in advising financial institutions regarding strategic alternatives, including Stephens.

Stephens presented to Community periodically on topics which included merging with a strategic partner. Following a meeting with Community leadership in late spring 2016 where Stephens presented information on the merger and acquisition environment and discussed various strategic alternatives, Stephens was, for the first time, given permission to contact selected prospective bank partners to gauge their interest in acquiring Community.

As a result of that permission, Stephens contacted nine possible acquirers, including Equity. Discussions ranged from general conversations between the parties and Stephens to more detailed discussions with Community executive management. Four of the contacted parties, including Equity, entered into confidentiality agreements with Community, and each of the four parties agreed to meet with Stephens and Community representatives. Three of the parties submitted written proposals and one party verbally indicated an offer. The values indicated ranged from approximately $62 million to $70.0 million, with differing cash and stock consideration mixes and contingencies to close.

On April 11, 2016, Stephens hosted an introductory meeting with representatives of Community and Equity. On May 13, 2016, Community and Equity signed a confidentiality agreement and commenced more detailed due diligence and discussions.

By letter dated May 19, 2016, Equity delivered a non-binding indication of interest which contemplated an acquisition of Community by Equity for a range of values between $65.0 million and $69.2 million to be paid to Community stockholders. The indication also contemplated a special dividend of Community’s White River shares to Community stockholders concurrent with the closing of a merger of the two companies. The proposed consideration was payable in 80%-100% Equity common stock and up to 20% cash, depending on the final negotiated price.

Following further discussions after the submission of the indication of interest, representatives from Community and Equity agreed to meet on May 27, 2016, to discuss the proposed merger. At this meeting Equity delivered a modified non-binding indication of interest which revised the range of values to $67.0 million to $70.0 million, payable in 80%—85% Equity common stock, and 15%—20% cash, depending on the final negotiated price.

On June 3, 2016, the Board of Community authorized its officers to pursue execution of an indication of interest with Equity. Following further negotiations, Community and Equity executed an indication of interest on June 7, 2016, subject to satisfactory completion of Equity’s and Community’s due diligence, negotiation of a merger agreement, and an exclusivity period of 45 days, among other conditions.

From June 8, 2016 through July 8, 2016, Equity conducted its due diligence on Community. On June 22, 2016, Community filed a Pre-Filing Determination request letter with the Federal Reserve Bank of St. Louis to explain the merger and illustrate the White River Distribution prior to or concurrent with the closing of the merger. On June 16, 2016, Equity presented Community with an initial draft of the merger agreement. From June 16, 2016, to July 11, 2016, executive management of both Community and Equity and their respective legal counsels continued to negotiate the merger agreement and related documents. Through the course of due diligence and negotiations, executive management of Community and Equity agreed to a transaction structure that provided Community stockholders with 2,689,838 shares of Equity common stock in addition to $10,114,250 in cash, subject to a possible downward adjustment of the cash consideration based on the Community stockholders’ equity prior to the closing of the merger.

On July 12, 2016, the Community Board met with executive management and representatives of Stephens. Director Dan Bowers, who has historically advised Community on corporate and regulatory matters, served as legal counsel in the meeting. At that meeting, members of Community’s executive management reported on the process undertaken that led to the proposed merger and merger agreement. Community’s counsel summarized for the Community Board its obligations as directors in considering the merger proposal. Stephens presented a summary of the material financial terms of the merger agreement and the ancillary documents, and legal counsel also commented on the terms and conditions of the proposed merger agreement and ancillary legal documents. Stephens then presented its summary analyses regarding the fairness of the merger consideration to be received by stockholders of Community. At the conclusion of these presentations, the directors discussed the proposed transaction, directed questions concerning the proposed transaction to Stephens and counsel and considered the proposal. Following these discussions and after responding to questions, Stephens reported orally to the Community Board its opinion that, subject to the assumptions, limitations and qualifications set forth in their written opinion, the total aggregate consideration to be received by Community was fair to the disinterested stockholders of Community, from a financial point of view. Stephens’ oral opinion was subsequently confirmed by delivery of its written opinion letter, dated as of July 12, 2016, to the Community Board. Based upon the Community Board’s review and discussion of the merger agreement, the analyses and opinion of Stephens and other relevant factors (described below in “Community’s Reasons for the Merger and Recommendations of the Board of Community”), the Community Board, by unanimous vote of all directors, authorized and approved the execution of the merger agreement with Equity, and authorized Mr. Maland to execute the merger agreement on behalf of Community.

On July 12, 2016, the Equity Board held a special meeting to discuss and adopt the merger agreement. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Equity Board an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the aggregate merger consideration in the proposed merger was fair, from a financial point of view, to Equity.

On July 14, 2016, the merger agreement and related documents were executed and delivered by the parties. The companies issued a joint press release announcing the signing of the merger agreement on the afternoon of July 14, 2016.

Community’s Reasons for the Merger; Recommendation of the Community Board

The Community Board has unanimously approved the merger agreement and unanimously recommends that the Community stockholders vote “FOR” approval of the Community Merger Proposal.

In reaching its decision to approve the merger agreement and to recommend its approval to Community stockholders, the Community Board and executive management consulted with Stephens, its outside financial advisor, with respect to Community’s standalone potential to maintain its track record of growth and strong stockholder returns in the current banking and economic environment. The Community Board compared the standalone prospects and associated execution risks of Community with the value that Community stockholders would receive in the merger, and the Community Board concluded that the merger consideration offers additional long-term value and is in the best interests of Community’s stockholders. The Community Board further consulted with Stephens as to the fairness to the disinterested stockholders (holders of less than 10% of outstanding common stock and excluding Equity or any of its affiliates) of Community from a financial point of view of the consideration to be received by the stockholders in the merger and with its legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its recommendation, the Community Board considered a number of factors, including the following:

•	the Community Board’s familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Community;

•	the value of the consideration to be received by Community’s stockholders relative to the book value and earnings per share of Community’s common stock, including particularly the relationship between the consideration and Community’s tangible book value;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with Equity;

•	the current and prospective environment in which Community operates, including overall local and regional economic conditions, the competitive environment for banks and other financial institutions, the increased regulatory burdens on financial institutions and the trend toward consolidation in the banking industry;

•	the results that Community could expect to achieve operating independently, and the likely risks and benefits to stockholders of that course of action, as compared with the value of the merger consideration;

•	the opportunities and prospects of Community for future organic growth and/or future growth through acquisitions;

•	the resources required to keep pace with technology and cybersecurity risks;

•	that a merger with a larger bank holding company could provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance customer products and services;

•	the belief of the Community Board that Equity emphasizes many of the same values embraced by Community in the conduct of its business, such as, excellent customer service, employee development and delivering value to stockholders;

•	the prospects for continued growth and enhanced performance of the combined company;

•	the financial analyses presented by Stephens and the opinion of Stephens dated as of July 12, 2016, (the date on which Community Board approved the merger agreement) subject to the assumptions, limitations and qualifications set forth in the opinion, that the total aggregate consideration to be received is fair, from a financial point of view, to the disinterested holders of Community common stock (see “Opinion of Community’s Financial Advisor,” beginning on page 258);

•	that stockholders of Community will receive approximately 85% of the merger consideration in shares of Equity common stock, which are publicly traded on NASDAQ, contrasted with the absence of a public market for Community common stock;

•	that the proposed merger would qualify as a “tax-free reorganization” within the meaning of Section 368(a) of the Code;

•	the ability of Equity to finance the aggregate merger consideration without a contingency to obtain external financing sources;

•	the historical performance of Equity and Equity’s common stock;

•	the anticipated likelihood of Equity to receive the requisite regulatory approvals in a timely manner;

•	the belief that the proposed merger enables leadership of Community to maintain meaningful influence in the direction of the newly combined company, including board representation;

•	the potential effect of the merger on Community’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by Equity to Community’s employees;

•	the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing and the limitations on Community’s ability to pursue other merger opportunities; and

•	the requirement that Community conduct its business in the ordinary course and the other restrictions on the conduct of Community’s business before completion of the merger, which could delay or prevent Community from undertaking business opportunities that may arise before completion of the merger.

The Community Board also considered the risks and potential negative factors outlined below, but concluded that the anticipated benefits of combining with Equity were likely to outweigh substantially these risks and factors. The risk factors included:

•	the lack of control of the Community Board and Community stockholders over the future operations and strategy of the combined company;

•	the fact that certain benefits of the merger are reliant on the successful operation of Equity in the future, as opposed to selling Community entirely for cash, which would deliver all value to Community stockholders upon closing of such a sale; and

•	the limited liquidity of Equity common stock, even though it is quoted on NASDAQ;

•	that under the merger agreement Community shall not solicit competing proposals for the acquisition of Community.

The reasons set out above for the merger are not intended to be exhaustive but is believed to include all material factors considered by the Community Board in approving the merger. In reaching its determination, the Community Board did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. The Community Board conducted an overall analysis of the factors described above as a whole, including thorough discussions with, and questioning of, its executive management and outside financial and legal advisors. Based on the reasons stated, the Community Board believed that the merger was in the best interest of Community’s stockholders and unanimously approved the merger agreement and the merger.

The foregoing explanation of the Community Board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

The Community Board determined that the merger and the merger agreement are in the best interests of Community and its stockholders. Accordingly, the Community Board unanimously approved the merger and the merger agreement and unanimously recommends that Community stockholders vote “FOR” approval of the Community Merger Proposal and the adjournment proposal.

Opinion of Community’s Financial Advisor

Stephens was retained to serve as financial advisor to Community in connection with any business combination transaction involving Community. As part of its engagement, Community requested the opinion of Stephens as to the fairness, from a financial point of view, to Community’s disinterested stockholders of the consideration to be received by them in the merger pursuant to the merger agreement. For purposes of the opinion, the term “disinterested stockholders” means holders of Community common stock other than (i) any holder of ten percent or more of the outstanding stock of Community and (ii) Equity or any of its affiliates. On July 12, 2016, Stephens delivered its oral opinion to the board of directors and subsequently confirmed in a written opinion, dated July 12, 2016 that, as of that date and based upon and subject to the assumptions and qualifications stated in its written opinion, the $68.5 million cash and stock consideration to be exchanged by Equity for the outstanding common stock of Community in the merger was fair, from a financial point of view, to the disinterested stockholders.

Stephens provided the opinion described above for the information and assistance of the board of directors of Community in connection with its consideration of the approval of the merger agreement. The terms of the merger, including the amount and form of the consideration payable pursuant to the merger agreement to Community’s stockholders, were determined through negotiations between Community and Equity, and were approved by the Community Board. Stephens did not recommend the amount or form of consideration payable pursuant to the merger agreement. The full text of the written opinion letter of Stephens, dated July 12, 2016, which sets forth assumptions made, procedures followed, matters considered, qualifications stated and limitations on the review undertaken in connection with its opinion is attached as Annex D to this proxy statement/prospectus.

Stephens’ opinion does not address the merits of the underlying decision by Community to enter into the merger agreement, the merits of the merger as compared to other alternatives potentially available to Community or the relative effects of any alternative transaction in which Community might engage, nor is it intended to be a recommendation to any person as to how to vote on the Community Merger Proposal. In addition, except as explicitly set forth in Stephens’ opinion, Stephens was not asked to address, and Stephens’ opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Community other than the disinterested stockholders. Stephens was not asked to express any opinion, and does not express any opinion, as to the fairness of the amount or nature of the compensation to any of Community’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other stockholders of Community, including (but not limited to) any consideration expected to be received by any such persons in connection with the merger. Stephens’ fairness opinion committee approved the issuance of Stephens’ opinion.

In connection with rendering its opinion Stephens:

•	analyzed certain audited financial statements and management reports regarding Community and the Equity;

•	analyzed certain internal financial statements and other financial and operating data concerning Community and Equity prepared by management of Community and Equity, respectively;

•	analyzed, on a pro forma basis, the effect of the merger on the balance sheet, capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis of Equity;

•	reviewed the reported prices and trading activity for the Equity common stock;

•	compared the financial performance of Community and Equity with that of certain other publicly-traded companies and their securities that Stephens deemed relevant to Stephens’ analysis of the merger;

•	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to Stephens’ analysis of the merger;

•	reviewed the most recent draft of the merger agreement and related documents provided to Stephens by Community;

•	discussed with management of Community and Equity the operations of and future business prospects for Community and Equity and the anticipated financial consequences of the merger to Community and Equity;

•	assisted in Community’s deliberations regarding the material terms of the merger and Community’s negotiations with Equity; and

•	performed such other analyses and provided such other services as Stephens deemed appropriate.

Stephens has relied on the accuracy and completeness of the information and financial data provided to Stephens by Community and Equity and of the other information reviewed by Stephens in connection with the preparation of Stephens’ opinion, and its opinion is based upon such information. Stephens has not independently verified the accuracy or completeness of the information and financial data on which Stephens’ opinion is based. The managements of Community and Equity have assured Stephens that they are not aware of any relevant information that has been omitted or remains undisclosed to Stephens. Stephens has not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of Community or of Equity, and Stephens has not been furnished with any such evaluations or appraisals; nor has Stephens evaluated the solvency or fair value of Community or of Equity under any laws relating to bankruptcy, insolvency or similar matters. In addition, Stephens has not received or reviewed any individual credit files nor has Stephens made an evaluation of the adequacy of the allowance for loan losses of Community or Equity. Stephens has not assumed any obligation to conduct any physical inspection of the properties or facilities of Community or of Equity. With respect to the financial forecasts prepared by the management of Community, Stephens has assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of Community as to the future financial performance of Community and that the financial results reflected by such projections will be realized as predicted. Stephens has also assumed that the representations and warranties contained in the merger agreement and all related documents are true, correct and complete in all material respects.

Stephens understands that, prior to the consummation of the merger, Community intends to distribute to its stockholders in kind the stock of White River now held by Community or any proceeds from the sale of such interest. With Community’s permission, Stephens’ opinion assumes that the White River Distribution is completed, as expected, prior to the consummation of the merger. Except for the assumption that such distribution is completed as expected prior to the consummation of the merger, Stephens’ opinion does not address such distribution and does not consider such distribution to be a part of the merger.

Stephens’ opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to Stephens as of, the date hereof. It should be understood that subsequent developments may affect the opinion and that Stephens does not have any obligation to update, revise or reaffirm its opinion. Stephens has assumed that the merger will be consummated on the terms of the latest draft of the merger agreement provided to Stephens, without material waiver or modification. Stephens has assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the merger to Community or the stockholders.

The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with its opinion. Stephens performed certain procedures, including each of the financial analyses described below, and reviewed with Community’s executive management and board of directors the assumptions upon which the analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by Stephens within this regard, it does set forth those considered by Stephens to be material in arriving at its opinion. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens. It should be noted that, in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Proposed Transaction: Pursuant to the merger agreement and for purposes of its opinion, Stephens assumed the consideration to be exchanged by Equity for the outstanding Community common stock to have an aggregate value of $68.5 million, subject to potential adjustments as more fully defined in the merger agreement. Stephens also assumed that each outstanding share of Community common stock will be converted into the right to receive 7.261 shares of Equity common stock and $27.30 of cash and that no adjustment to the cash component of the merger consideration would occur. Equity will issue a total of approximately 2,690,000 shares worth approximately $58.4 million, based upon Equity’s stock valued at $21.71 per share, based on the closing price as of July 11, 2016, and pay an aggregate of $10.1 million in cash to Community stockholders. At or prior to the closing of the merger, Community will distribute all of its equity interest in White River or any proceeds from the sale of such interest, to the stockholders of Community. Certain financial data prepared by Stephens, and as referenced in the tables presented below, may not correspond to the data presented in Community’s historical financial statements, or the data prepared by Equity’s financial advisor presented under the section “The Merger—Opinion of Equity’s Financial Advisor,” as a result of the different periods, assumptions and methods used by Stephens to compute the financial data presented. Based on the unaudited financial information as of and for the twelve months ended March 31, 2016, Stephens calculated the following transaction multiples:

Transaction Value / Last Twelve Months (“LTM”) Earnings:	11.3x
Transaction Value / Book Value(1):	1.60x
Transaction Value / Tangible Book Value(1):	1.60x

(1)	March 31, 2016 book value adjusted to reflect a $2.4 million stock repurchase and a $91 thousand employee stock purchase in early April 2016, as well as the $8.2 million assumed White River Distribution.

Relevant Public Companies Analysis: Stephens compared the financial condition, operating statistics and market valuation of Community and Equity to separate groups of selected relevant public companies. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, are reasonably similar to Community or Equity; however, no selected company below is identical to Community or Equity. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using relevant public company data.

Relevant Public Companies—Community First Bancshares, Inc.:

Stephens selected the following relevant public companies with assets between $350 million and $1 billion (total assets noted parenthetically):

•	County Bancorp, Inc. ($910 million)

•	Salisbury Bancorp, Inc. ($892 million)

•	Ohio Valley Banc Corp. ($884 million)

•	Timberland Bancorp, Inc. ($852 million)

•	CB Financial Services, Inc. ($833 million)

•	Select Bancorp, Inc. ($830 million)

•	Norwood Financial Corp. ($760 million)

•	Mackinac Financial Corporation ($733 million)

•	Chesapeake Financial Shares, Inc. ($693 million)

•	CSB Bancorp, Inc. ($637 million)

•	United Bancshares, Inc. ($617 million)

•	CBT Financial Corporation ($457 million)

•	FCN Banc Corp. ($417 million)

•	West Shore Bank Corporation ($396 million)

•	Perpetual Federal Savings Bank ($373 million)

To perform this analysis, Stephens examined publicly available financial information as of and for the last twelve month period ended March 31, 2016, or the most recently reported period available, and the market trading multiples of the relevant public companies based on July 11, 2016 closing prices. The financial data included in the table presented below may not correspond to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains selected information utilized by Stephens in the analysis:

		Relevant Public Companies
	Community	25th Percentile		Median		Mean		75th Percentile
LTM Core Return on Average Equity(1)	14.0%	7.7%		8.5%		8.4%		9.0%
LTM Core Return on Average Assets(1)	1.30%	0.83%		0.95%		0.96%		1.00%
Tangible Common Equity / Tangible Assets	8.8%	9.4%		10.2%		10.6%		11.1%
Nonperforming Assets / Assets(2)	2.98%	1.35%		1.52%		1.74%		2.06%
Price / Book Value per Share	—	0.87	x	0.95	x	0.96	x	1.00	x
Price / Tangible Book Value per Share	—	0.98	x	1.03	x	1.03	x	1.11	x
Price / LTM EPS(3)	—	10.6	x	11.0	x	11.8	x	11.8	x
Dividend Yield	—	2.4%		3.7%		3.1%		4.0%

(1)	Core income defined as net income after taxes, but excluding extraordinary items, nonrecurring items and gain / loss on sale of securities.
(2)	Excludes restructured loans.
(3)	Based on FactSet Research Systems median estimates as applicable.
Source:	SNL Financial

Relevant Public Companies—Equity Bancshares, Inc.:

Stephens selected the following relevant public companies with assets less than $8 billion (total assets noted parenthetically):

•	Simmons First National Corporation ($7,537 million)

•	BancFirst Corporation ($6,741 million)

•	Great Southern Bancorp, Inc. ($4,315 million)

•	Enterprise Financial Services Corp ($3,710 million)

•	MidWestOne Financial Group, Inc. ($2,964 million)

•	Southwest Bancorp, Inc. ($2,361 million)

•	Bear State Financial, Inc. ($1,922 million)

•	West Bancorporation, Inc. ($1,755 million)

•	Southern Missouri Bancorp, Inc. ($1,344 million)

•	Ames National Corporation ($1,335 million)

•	Hawthorn Bancshares, Inc. ($1,234 million)

•	Landmark Bancorp, Inc. ($892 million)

•	Guaranty Federal Bancshares, Inc. ($656 million)

To perform this analysis, Stephens examined publicly available financial information as of the last twelve month period ended March 31, 2016, or the most recently reported period available, and the market trading multiples of the relevant public companies based on July 11, 2016 closing prices. The financial data included in the table presented below may not correspond to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains selected information utilized by Stephens in the analysis:

			Relevant Public Companies
	Equity		25th Percentile		Median		Mean		75th Percentile
LTM Core Return on Average Equity(1)	8.6%		9.2%		9.8%		10.2%		11.9%
LTM Core Return on Average Assets(1)	0.79%		0.87%		1.11%		1.04%		1.15%
Tangible Common Equity / Tangible Assets	9.0%		8.6%		8.9%		9.2%		9.7%
Nonperforming Assets / Assets(2)	0.98%		0.52%		1.05%		1.16%		1.88%
Price / Book Value per Share	1.15	x	1.07	x	1.34	x	1.34	x	1.51	x
Price / Tangible Book Value per Share	1.32	x	1.31	x	1.58	x	1.53	x	1.67	x
Price / Estimated 2016 EPS(3)	14.2	x	12.2	x	12.9	x	13.7	x	14.4	x
Price / Estimated 2017 EPS(3)	13.5	x	11.0	x	12.2	x	12.3	x	13.0	x
Dividend Yield	0.0%		1.5%		2.0%		2.2%		2.4%

(1)	Core income defined as net income after taxes, but excluding extraordinary items, nonrecurring items and gain / loss on sale of securities.
(2)	Excludes restructured loans.
(3)	Based on FactSet Research Systems median estimates.
Source:	SNL Financial

Relevant Transactions Analysis: Stephens analyzed selected transaction multiples and related financial data for relevant transactions announced since January 1, 2014 with target assets between $100 million and $1.3 billion. The following transactions were considered by Stephens because each acquired company’s relative asset size and financial performance, among other factors, is reasonably similar to Community’s (in each case, the first named company was the acquirer and the second named company was the acquired company and the transaction announcement date is noted parenthetically):

•	First Interstate BancSystem, Inc. / Flathead Bank of Bigfork, Montana (4/6/16)

•	Blue Ridge Bankshares, Inc. / River Bancorp, Inc. (3/31/16)

•	Ohio Valley Banc Corp. / Milton Bancorp, Inc. (1/7/16)

•	Carolina Financial Corporation / Congaree Bancshares, Inc. (1/6/16)

•	Entegra Financial Corp. / Oldtown Bank (11/24/15)

•	First National Bancorp, Inc. / Twin Lakes Community Bank (10/23/15)

•	River Financial Corporation / Keystone Bancshares, Inc. (5/13/15)

•	First Citizens Banc Corp / TCNB Financial Corporation (9/11/14)

•	Columbia Banking System, Inc. / Intermountain Community Bancorp (7/23/14)

•	Simmons First National Corporation / Liberty Bancshares, Inc. (5/28/14)

•	Simmons First National Corporation / Delta Trust & Banking Corporation (3/24/14)

•	First Citizens Bancshares, Inc. / Southern Heritage Bancshares, Inc. (3/20/14)

•	Bank of the Ozarks, Inc. / Summit Bancorp, Inc. (1/30/14)

Stephens considered these selected transactions to be reasonably similar, but not identical, to the merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions to which the merger is being compared. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the merger to the 25th percentile, median, mean and 75th percentile transaction multiples of the relevant transactions:

		Relevant Transactions
	Community	25th Percentile		Median		Mean		75th Percentile
Target ROAE	14.0%	9.7%		10.5%		11.3%		11.3%
Target ROAA	1.30%	1.09%		1.15%		1.17%		1.22%
Target NPAs / Total Assets	2.98%	1.48%		1.83%		1.82%		2.21%
Target Tangible Common Equity / Tangible Assets	8.8%	9.5%		10.6%		10.5%		11.0%
Transaction Value / Tangible Book Value	—	1.24	x	1.48	x	1.48	x	1.63	x
Transaction Value / LTM Earnings	—	12.0	x	12.5	x	12.9	x	14.2	x
Core Deposit Premium	—	4.8%		7.4%		7.0%		8.9%

Source: SNL Financial

Discounted Cash Flow Analysis: Stephens performed a discounted cash flow analysis using projections developed by Community’s executive management for 2017 through 2021. Stephens calculated a range of implied equity values for Community based upon the discounted net present value of the projected standalone after-tax free cash flows to stockholders for the years ending December 31, 2017 to December 31, 2021. In determining the amount of cash flows available to stockholders, Stephens assumed that Community stockholders would (i) receive dividend payments for earnings and excess capital above a tangible common equity to tangible asset ratio of 8.5% from 2017 to 2021 and (ii) receive a terminal value for Community’s common stock at the end of 2021. Stephens calculated the terminal value of Community based on multiples of estimated 2021 tangible book value and estimated 2021 earnings of 1.10x to 1.50x and 10.5x to 12.5x, respectively. Stephens considered discount rates ranging from 13.0% to 17.0%. Based on this analysis, Stephens derived a range for the implied equity value of Community of $48.6 million to $76.9 million.

Financial Impact Analysis: Stephens analyzed the estimated merger consequences of certain pro forma combined income statement and balance sheet information of Community and Equity. Stephens discussed key assumptions regarding the expected accounting treatment, potential cost savings and other acquisition adjustments resulting from the merger with management of Community and Equity. Stephens’ analysis utilized consensus earnings estimates for Equity available as of July 11, 2016, as well as earnings estimates for Community provided by Community executive management. Based on this analysis, Stephens estimated that the merger would likely be accretive to Equity’s consensus earnings per share in the first two years following the closing of the merger and would be dilutive to Equity’s tangible book value per share. Stephens also estimated that Equity would maintain capital ratios in excess of those required for Equity to be considered well-capitalized under existing regulations. The actual results achieved by Equity following the merger will vary from these projected results analyzed by Stephens, and the variations may be material.

Miscellaneous: As part of Stephens’ investment banking business, Stephens regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. Stephens expects to pursue future investment banking services assignments from Equity. In the ordinary course of business, Stephens and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of Equity or of any other participant in the merger.

Stephens has acted exclusively for the board of directors of Community in rendering its opinion in connection with the merger. Community agreed to pay Stephens a fee equal to 2.00% of the merger consideration, $50,000 of which became payable with the signing of the engagement letter, $200,000 of which became payable upon the delivery of the fairness opinion and the balance of which will become payable upon the closing of the merger. In addition, Community is also obligated to reimburse Stephens for reasonable out-of-pocket expenses and disbursements, and to indemnify against certain liabilities, including potential liabilities under federal securities laws. Stephens is familiar with Community and Equity, and issues periodic research reports regarding Equity’s business activities and prospects and has previously provided investment banking services to Equity, and expects to provide similar services in the future. Stephens has received fees for providing investment banking services to Equity and expects to pursue and may also receive fees for future services. During the two years preceding the date of the delivery of the fairness opinion, Stephens has not received any investment banking fees from Community, but has provided securities brokerage services to both Community and Equity and has received customary compensation for such services. Stephens also served as a book-running manager for Equity in its IPO in 2015, and received investment banking compensation for its services as a book-running manager in that transaction.

Conclusion: Based upon the foregoing and its general experience as investment bankers, and subject to the assumptions and qualifications set forth in its fairness opinion letter, Stephens concluded that the consideration to be received by the disinterested stockholders in the merger is fair to them from a financial point of view. Each stockholder is encouraged to read Stephens’ fairness opinion in its entirety. The full text of the fairness opinion is included as Annex D to this proxy statement/prospectus.

Equity’s Reasons for the Merger; Recommendation of the Equity Board

After careful consideration, the Equity Board, at a meeting held on July 12, 2016, unanimously determined that the merger agreement and the issuance of the Equity common stock is in the best interests of Equity and its stockholders. Accordingly, the Equity Board approved the merger agreement and unanimously recommends that

Equity stockholders vote “FOR” the approval of the Equity Merger Proposal and the transactions contemplated therein, including the issuance of Equity common stock in the merger and “FOR” the Equity Adjournment Proposal.

In evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Equity Board consulted with Equity’s management and legal and financial advisors and, in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its stockholders approve the Equity Merger Proposal, the Equity Board considered a number of factors, including the following material factors:

•	each of Equity’s, Community’s, and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the Equity Board considered its view that Community’s financial condition and asset quality are sound, that Community’s business and operations complement those of Equity, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with a larger market presence and more diversified loan portfolio as well as a more attractive funding base, including core deposit funding, than Equity on a standalone basis. The Equity Board further considered that Community’s earnings and prospects, and the synergies potentially available in the proposed merger, create the opportunity for the combined company to have superior future earnings and prospects compared to Equity’s earnings and prospects on a standalone basis. In particular, the Equity Board considered the following:

•	the strategic rationale for the merger, given its potential for enhancing the Equity banking franchise;

•	Equity’s acquisition model of adding mid-size markets to supplement its existing metropolitan areas of Kansas City and Wichita;

•	potential growth opportunities through the expansion into new and attractive markets including Northern Arkansas;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, and footprint;

•	the anticipated pro forma impact of the merger on the combined company, including the expected positive impact on financial metrics including earnings, funding sources, and capital;

•	the participation of two of Community’s directors in the combined company, which enhances the likelihood that the strategic benefits that Equity expects to achieve as a result of the merger will be realized;

•	its understanding of the current and prospective environment in which Equity and Community operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Equity both with and without the merger;

•	its review and discussions with Equity’s management concerning the due diligence examination of Community’s business;

•	Equity management’s expectation that Equity will retain its capital position and asset quality upon completion of the transaction;

•	the expectation of annual cost savings resulting from the transaction, enhancing efficiencies;

•	the opinion, dated July 12, 2016, of KBW to the Equity Board as to the fairness, from a financial point of view and as of the date of the opinion, to Equity of the aggregate merger consideration in the proposed merger, as more fully described below under “Opinion of Equity’s Financial Advisor;”

•	the terms of the merger agreement, including the expected tax treatment and deal protection and termination fee provisions, which it reviewed with Equity’s management and legal advisor;

•	the fact that Equity’s stockholders will have a chance to vote on the approval of the merger; and

•	Equity’s past record of integrating acquisitions and of realizing projected financial goals and benefits of acquisitions.

The Equity Board also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to outweigh these risks. These potential risks include:

•	the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating Community’s business, operations, and workforce with those of Equity;

•	certain anticipated merger related costs;

•	the diversion of management attention and resources from the operation of Equity’s business towards the completion of the merger;

•	the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions; and

•	the merger’s effect on Equity’s regulatory capital levels.

The foregoing discussion of the factors considered by the Equity Board is not intended to be exhaustive, but, rather, includes the material factors considered by the Equity Board. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Equity Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Equity Board considered all of these factors as a whole and overall considered the factors to be favorable to, and to support, its determination. It should be noted that this explanation of the Equity Board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 71.

Opinion of Equity’s Financial Advisor

Equity engaged KBW to render financial advisory and investment banking services to Equity, including an opinion to the Equity Board as to the fairness, from a financial point of view, to Equity of the aggregate merger consideration in the proposed merger. Equity selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Equity Board held on July 12, 2016 at which the Equity Board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the Equity Board to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the aggregate merger consideration in the proposed merger was fair, from a financial point of view, to Equity. The Equity Board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex E to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Equity Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the aggregate merger consideration in the merger to Equity. It did not address the underlying business decision of Equity to engage in the merger or enter into the merger agreement or constitute a recommendation to the Equity Board in connection with the merger, and it does not constitute a recommendation to any holder of Equity common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder should enter into a voting, stockholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Equity and Community and bearing upon the merger, including, among other things, the following:

•	a draft of the merger agreement, dated July 11, 2016 (the most recent draft then made available to KBW);

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of Equity;

•	the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 of Equity;

•	the audited financial statements for the three fiscal years ended December 31, 2015 of Community;

•	the unaudited financial statements for the fiscal quarter ended March 31, 2016 and month ended April 30, 2016 of Community;

•	certain regulatory filings of Equity and Community and their respective subsidiaries, including (as applicable) the semi-annual reports on Form FR Y-9, the quarterly reports on Form FR Y-9SP, and the call reports filed with respect to each period applicable to such reports during the three year period ended December 31, 2015 and the quarter ended March 31, 2016;

•	certain other interim reports and other communications of Equity and Community to their respective stockholders; and

•	other financial information concerning the businesses and operations of Equity and Community furnished to KBW by Equity and Community or which KBW was otherwise directed to use for purposes of the analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Equity and Community;

•	the assets and liabilities of Equity and Community;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information of Equity and certain financial information of Community with similar information for certain other companies, the securities of which are publicly traded;

•	financial and operating forecasts and projections of Community prepared by Community management, and provided to KBW and discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of Equity management and with the consent of the Equity Board;

•	the publicly available consensus “street estimates” of Equity for 2016 and 2017, as well as assumed Equity long-term growth rates provided to KBW by Equity management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of such management and with the consent of the Equity Board; and

•	estimates regarding certain pro forma financial effects of the merger on Equity (including without limitation the potential cost savings and related expenses expected to result or be derived from the merger) that were prepared by Equity management, provided to and discussed with KBW by such management, and used and relied upon at the direction of such management and with the consent of the Equity Board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held with the respective managements of Equity and Community regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW, with the consent of Equity, relied upon the management of Equity as to the reasonableness and achievability of the financial and operating forecasts and projections of Community (and the assumptions and bases thereon) that were prepared and provided to KBW by, and discussed with KBW by, such management, and KBW assumed that such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied upon Equity management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Equity, the assumed Equity long-term growth rates and the estimates regarding certain pro forma financial effects of the merger on Equity (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) referred to above and the assumptions and bases for such information. KBW assumed, at the direction of Equity, that such information was reasonably prepared on bases reflecting, or in the case of the publicly available consensus “street estimates” referred to above were consistent with, the best currently available estimates and judgments of the management of Equity, and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the forecasts, projections and estimates of Equity and Community that were provided to and discussed with KBW were not prepared with the expectation of public disclosure, that all such forecasts, projections and estimates, together with the publicly available consensus “street estimates” of Equity referred to above, were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Equity and Community, and with the consent of the Equity Board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Equity or Community since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Equity’s consent, that the aggregate allowances for loan and lease losses for Equity and Community are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Equity or Community, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did KBW evaluate the solvency, financial capability or fair value of Equity or Community under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy

KBW assumed that, in all respects material to its analyses:

•	the merger would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the latest draft version of the merger agreement that had been reviewed) with no additional payments or adjustments to the aggregate merger consideration;

•	that any related transactions (including the bank merger and the White River Distribution) would be completed as contemplated by the merger agreement or as otherwise described to KBW by representatives of Equity;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	each party to the merger agreement or any of the related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger and any related transactions (including the bank merger and the White River Distribution) and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any related documents; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions (including the bank merger and the White River Distribution), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that will have a material adverse effect on the future results of operations or financial condition of Equity, Community or the pro forma entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Equity that Equity relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Equity, Community, the merger and any related transaction (including the bank merger and the White River Distribution), and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the aggregate merger consideration in the merger to Equity. KBW expressed no view or opinion as to any other terms or aspects of the merger or any terms or aspects of any related transaction, including without limitation, the form or structure of the merger (including the form of aggregate merger consideration or the allocation thereof between cash and stock) or any related transaction, the treatment of outstanding trust preferred securities of Community in the merger, any consequences of the merger to Equity, its stockholders, creditors or otherwise, or any terms, aspects or implications of any employment, consulting, voting, support, stockholder, or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Equity to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Equity or the Equity Board;

•	the fairness of the amount or nature of any compensation to any of Equity’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of any class of Equity’s common stock or Community common stock or relative to the aggregate merger consideration;

•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Equity, Community or any other party to any transaction contemplated by the merger agreement;

•	any adjustment (as provided in the merger agreement) to the aggregate cash consideration assumed to be paid in the merger for purposes of KBW’s opinion;

•	whether Equity has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate cash consideration to the holders of Community common stock at the closing of the merger;

•	the actual value of Equity common stock to be issued in the merger;

•	the prices, trading range or volume at which Equity common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Equity common stock might trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Equity, Community, any of their respective stockholders, or relating to or arising out of or as a consequence of the merger or any other related transaction (including the bank merger and the White River Distribution), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Equity and Community. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Equity Board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Equity Board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Equity and Community and the decision to enter into the merger agreement was solely that of the Equity Board.

The following is a summary of the material financial analyses presented by KBW to the Equity Board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Equity Board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $68.4 million, consisting of the sum of (i) the implied value of 2,690,000 shares of Equity common stock assumed to be issued as the aggregate stock consideration in the merger, based on the 20-day volume weighted average price Equity common stock on July 12, 2016, and (ii) the aggregate cash consideration of $10.1 million. With Equity’s consent, KBW assumed, in all respects material to its analyses, the occurrence of the White River Distribution.

Selected Companies Analysis—Equity. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Equity to 22 selected banks that were listed on NASDAQ, the New York Stock Exchange or NYSE MKT and headquartered in the Midwest Region (defined as Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin) with total assets between $1.0 billion and $2.5 billion.

The selected companies were as follows:

Ames National Corporation	Independent Bank Corporation
BankFinancial Corporation	LCNB Corp.
Civista Bancshares, Inc.	Macatawa Bank Corporation
Farmers Capital Bank Corporation Farmers National Banc Corp. First Business Financial Services, Inc. First Community Financial Partners, Inc. First Defiance Financial Corp. First Internet Bancorp	MBT Financial Corp. MutualFirst Financial, Inc. Nicolet Bankshares, Inc. Old Second Bancorp, Inc. Southern Missouri Bancorp, Inc. United Community Financial Corp.
First Mid-Illinois Bancshares, Inc.	Waterstone Financial, Inc.
Hawthorn Bancshares, Inc.	West Bancorporation, Inc.

To perform this analysis, KBW used profitability data and other financial information as of, or for the last twelve month period (“LTM”) ended, March 31, 2016, and market price information as of July 8, 2016. KBW also used 2016 and 2017 earnings per share (“EPS”) estimates taken from publicly available consensus “street estimates” for Equity and the selected companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Equity’s historical financial statements, or the data prepared by Community’s financial advisor presented under the section “The Merger—Opinion of Community’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Equity and the selected companies:

		Selected Companies
	Equity	25th Percentile	Average	Median	75th Percentile
LTM Core Return on Assets(1)	0.79%	0.81%	0.93%	0.96%	1.01%
LTM Core Return on Equity(1)	8.65%	8.59%	9.21%	9.20%	9.92%
LTM Core Return on Tangible Common Equity(1)	11.12%	8.87%	10.53%	9.80%	12.61%
LTM Net Interest Margin	3.63%	3.20%	3.42%	3.41%	3.64%
LTM Fee Income / Revenue Ratio(2)	15.2%	18.7%	25.4%	25.3%	29.1%
LTM Efficiency Ratio	65.1%	72.2%	65.4%	64.1%	61.6%

(1)	Core Income excludes extraordinary items, non-recurring items, gains/losses on sale of securities and amortization of intangibles.
(2)	Excludes gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Equity and the selected companies:

		Selected Companies
	Equity	25th Percentile	Average	Median	75th Percentile
Tangible Common Equity / Tangible Assets	8.98%	7.94%	9.72%	9.09%	10.30%
Total Capital Ratio	14.57%	13.52%	15.69%	14.76%	16.42%
Loans / Deposits	76.0%	71.9%	84.3%	88.1%	93.3%
Loan Loss Reserve / Gross Loans	0.64%	1.05%	1.18%	1.20%	1.42%
Nonperforming Assets / Loans + OREO	1.58%	2.73%	2.11%	1.50%	0.97%
LTM Net Charge-offs / Average Loans(1)	0.42%	0.09%	0.07%	0.05%	0.00%

(1)	Per SEC filings, $1.5 million of Equity’s $3.6 million of net charge-offs in the last twelve months are related to problem assets previous identified to 2015 and specifically reserved for in the allowance for loan losses as of December 31, 2014.

In addition, KBW’s analysis showed the following concerning the market performance of Equity and, to the extent publicly available, the selected companies (excluding the impact of the 2016 EPS multiple for one of the selected companies considered to be not meaningful because it was greater than 30.0x):

		Selected Companies
	Equity	25th Percentile	Average	Median	75th Percentile
One—Year Stock Price Change(1)	NA	1.4%	14.3%	9.4%	22.9%
One—Year Total Return(1)	NA	5.8%	16.4%	11.7%	24.0%
YTD Stock Price Change	(7.8%)	(4.1%)	3.7%	2.7%	10.3%
Stock Price / Book Value per Share	1.14x	1.15x	1.29x	1.26x	1.49x
Stock Price / Tangible Book Value per Share	1.31x	1.21x	1.40x	1.40x	1.58x
Stock Price / LTM EPS	13.6x	12.8x	15.7x	14.5x	17.4x
Stock Price / 2016 EPS	14.1x	12.6x	14.5x	14.6x	15.8x
Stock Price / 2017 EPS	13.4x	12.0x	13.9x	13.4x	15.3x
Dividend Yield	0.0%	1.4%	1.8%	1.6%	2.2%
LTM Dividend Payout	0.0%	13.3%	28.6%	29.6%	32.7%

(1)	Equity completed its initial public offering in November 2015.

No company used as a comparison in the above selected companies analysis is identical to Equity. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Companies Analysis—Community. Using publicly available information, KBW compared the financial performance and financial condition of Community to 12 selected banks that were listed on NASDAQ, the New York Stock Exchange or NYSE MKT and headquartered in Arkansas or selected surrounding states, Alabama, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Oklahoma or Tennessee, with total assets between $250 million and $1.25 billion. KBW also reviewed the market performance of the selected companies.

The selected companies were as follows:

Auburn National Bancorporation, Inc.	Hawthorn Bancorp, Inc.
Citizens First Corporation	HopFed Bancshares, Inc.
Citizens Holding Company	Investar Holding Corporation
Commerce Union Bancshares, Inc.	Landmark Bancorp, Inc.
First Bancshares, Inc.	SmartFinancial, Inc.
Guaranty Federal Bancshares, Inc.	United Security Bancshares, Inc.

To perform this analysis, KBW used profitability data and other financial information as of, or for the most last twelve month period ended, March 31, 2016 and market price information as of July 8, 2016. Where consolidated holding company level financial data for Community and the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Community’s historical financial statements, or the data prepared by Community’s financial advisor presented under the section “The Merger—Opinion of Community’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Community and the selected companies:

		Selected Companies
	Community	25th Percentile	Average	Median	75th Percentile
LTM Core Return on Assets(1)	1.41%	0.61%	0.73%	0.81%	0.90%
LTM Core Return on Equity(1)	12.11%	5.92%	7.65%	8.66%	9.66%
LTM Core Return on Tangible Common Equity(1)	12.11%	6.29%	9.02%	9.30%	11.22%
LTM Net Interest Margin	4.49%	3.35%	3.70%	3.61%	3.83%
LTM Fee Income / Revenue Ratio(2)	14.8%	16.4%	20.0%	17.9%	22.0%
LTM Efficiency Ratio	57.6%	76.1%	72.0%	69.8%	67.4%

(1)	Core Income excludes extraordinary items, non-recurring items, gains/losses on sale of securities and amortization of intangibles.
(2)	Excludes gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Community and the selected companies:

		Selected Companies
	Community	25th Percentile	Average	Median	75th Percentile
Tangible Common Equity / Tangible Assets	11.92%	7.51%	9.06%	9.24%	10.18%
Total Capital Ratio	16.69%	12.84%	15.46%	14.63%	17.67%
Loans / Deposits	90.7%	59.7%	77.8%	81.7%	91.9%
Loan Loss Reserve / Gross Loans	1.58%	0.96%	1.10%	1.15%	1.25%
Nonperforming Assets / Loans + OREO	3.91%	2.86%	2.01%	1.71%	1.09%
LTM Net Charge-offs / Average Loans	0.16%	0.24%	0.17%	0.08%	(0.03%)

In addition, KBW’s analysis showed the following concerning the market performance of the selected companies to the extent publicly available (excluding the impact of the LTM EPS multiples for two of the selected companies considered to be not meaningful because those multiples were greater than 30.0x):

	Selected Companies
	25th Percentile		Average	Median	75th Percentile
One—Year Stock Price Change(1)	(0.8%	)	5.2%	3.4%	9.2%
One—Year Total Return(1)	1.5%		7.8%	8.7%	10.8%
YTD Stock Price Change	(5.3%	)	(1.1%)	(3.1%)	4.8%
Stock Price / Book Value per Share	0.90x		1.02x	1.04x	1.08x
Stock Price / Tangible Book Value per Share	0.98x		1.10x	1.06x	1.28x
Stock Price / LTM EPS	10.1x		13.8x	12.5x	15.8x
Dividend Yield	0.9%		1.6%	1.3%	2.3%
LTM Dividend Payout	8.1%		24.1%	20.3%	30.1%

No company used as a comparison in the above selected companies analysis is identical to Community. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Select Transactions Analysis. KBW reviewed publicly available information related to 9 selected U.S. whole bank and thrift transactions announced since January 1, 2015, with announced deal values between $50 million and $250 million and in which the acquirors were listed on NASDAQ, the New York Stock Exchange or NYSE MKT and the acquired companies were headquartered in Arkansas or selected surrounding states, Alabama, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Oklahoma or Tennessee. Distressed transactions and merger of equals transactions as designated by SNL Financial were excluded from the selected transactions.

The selected transactions were as follows:

Acquiror	Acquired Company
United Community Banks, Inc.	MoneyTree Corporation
Pinnacle Financial Partners, Inc.	CapitalMark Bank & Trust
Pinnacle Financial Partners, Inc.	Magna Bank
Home Bancorp, Inc.	Louisiana Bancorp, Inc.
Bear State Financial, Inc.	Metropolitan National Bank
First Busey Corporation	Pulaski Financial Corp.
BOK Financial Corporation	MBT Bancshares, Inc.
Pinnacle Financial Partners, Inc.	Avenue Financial Holdings, Inc.
Simmons First National Corporation	Citizens National Bank

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction:

•	price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income); and

•	tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger of $68.4 million and using historical financial information for Community as of April 30, 2016 (adjusted for the White River Distribution) and for the twelve month period ended December 31, 2015.

The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiple for one of the selected transactions, which multiple was considered to be not meaningful because it was greater than 30.0x):

Selected Transactions
	Equity / Community	25th Percentile	Average	Median	75th Percentile
Transaction Value / Tangible Book Value	1.58x	1.33x	1.86x	1.63x	2.26x
Transaction Value / LTM Earnings	10.8x	15.8x	20.5x	20.2x	23.9x
Core Deposit Premium	8.6%	4.0%	10.1%	9.2%	13.0%

No company or transaction used as a comparison in the above selected transaction analysis is identical to Community or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Equity and Community to various pro forma balance sheet and income statement items of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) historical balance sheet data for Equity as of March 31, 2016 and Community (adjusted for the White River Distribution) as of April 30, 2016, (ii) historical 2015 net income for Equity and Community, and (iii) estimated net income data for Equity and Community taken from publicly available consensus “street estimates” for Equity and financial and operating forecasts and projections of Community prepared by Community management. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Equity and Community stockholders in the combined company based on 2,690,000 shares of Equity common stock assumed to be issued as the aggregate stock consideration in the merger (reflecting an approximately 85.2% stock / 14.8% cash implied merger consideration mix) and also based on a hypothetical exchange ratio assuming 100% stock consideration in the proposed merger for illustrative purposes:

	Equity as a % of Total	Community as a % of Total
Ownership
Approximately 85.2% Stock / 14.8% Cash	75.3%	24.7%
100% Stock	72.2%	27.8%
Balance Sheet
Assets	75.5%	24.5%
Net Loans	71.9%	28.1%
Deposits	75.7%	24.3%
Tangible Common Equity	75.8%	24.2%
Income Statement
2015 Net Income to Common	61.8%	38.2%
2016 Est. Net Income to Common	66.3%	33.7%
2017 Est. Net Income to Common	66.4%	33.6%

Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Equity and Community. Using closing balance sheet estimates as of December 31, 2016 for Equity and Community provided by Equity management, publicly available EPS consensus “street estimates” for Equity, financial and operating forecasts and projections of Community prepared by Community management and pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger, certain accounting adjustments assumed with respect thereto and assumptions relating to the White River Distribution) provided by Equity management, KBW analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be accretive to Equity’s 2017 and 2018 estimated EPS and dilutive to Equity’s estimated tangible book value per share as of December 31, 2016. Furthermore, the analysis indicated that, pro forma for the merger, each of Equity’s tangible common equity to tangible assets ratio, leverage ratio, Common Equity Tier 1 Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio as of December 31, 2016 could be lower. For all of the above analysis, the actual results achieved by Equity following the merger may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis—Community. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Community, taking into account the cost savings and related expenses expected to result or be derived from the merger as well as certain purchase accounting adjustments assumed with respect thereto. In this analysis, KBW used financial forecasts and projections relating to the net income and assets of Community prepared by Community management, and estimated cost savings and related expenses and purchase accounting adjustments that were provided by Equity management. KBW assumed discount rates ranging from 10.0% to 14.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that Community could generate over the period of 2017 through 2022, and (ii)

the present value of Community’s implied terminal value at the end of such period, in each case applying estimated cost savings. KBW assumed that Community would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Community, KBW applied a range of 10.0x to 14.0x estimated 2022 net income. This discounted cash flow analysis resulted in a range of implied values of Community, taking into account the cost savings and related expenses expected to result or be derived from the merger as well as certain purchase accounting adjustments assumed with respect thereto, of $84.3 million (rounded) to $119.1 million (rounded).

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The discounted cash flow analysis performed by KBW did not purport to be indicative of the actual values or expected values of Community.

Discounted Cash Flow Analysis—Equity. KBW also performed a discounted cash flow analysis to estimate a range for the implied equity value of Equity. In this analysis, KBW used the publicly available consensus “street estimates” of Equity for 2017, as well as Equity’s long-term growth rates provided to KBW by Equity management relating to the net income and assets of Equity. KBW assumed discount rates ranging from 9.0% to 13.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that Equity could generate over the period of 2017 through 2022, and (ii) the present value of Equity’s implied terminal value at the end of such period. KBW assumed that Equity would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Community, KBW applied a range of 10.0x to 14.0x estimated 2022 net income. This discounted cash flow analysis resulted in a range of implied values per share of Equity common stock of $17.79 to $26.91.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The discounted cash flow analysis performed by KBW did not purport to be indicative of the actual values or expected values of Equity.

Miscellaneous. KBW acted as financial advisor to Equity in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of their broker-dealer businesses, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Equity and Community. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Equity and Community for their own accounts and for the accounts of their respective customers and clients.

Pursuant to the KBW engagement agreement, Equity agreed to pay KBW a total cash fee equal to 0.75% of the aggregate merger consideration, $50,000 of which became payable to KBW with the signing of KBW’s engagement letter, $100,000 of which became payable to KBW with the rendering of its opinion and the balance of which is contingent upon the closing of the merger. Equity also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to this present engagement, in the two years preceding the date of its opinion, KBW has provided investment banking and financial advisory services to Equity and received compensation for such services. KBW acted as a bookrunning manager in the Equity IPO in November 2015. In the two years preceding the date of its opinion, KBW has not provided investment banking and financial advisory services to Community. KBW may in the future provide investment banking and financial advisory services to Equity or Community and receive compensation for such services.

Certain Community Unaudited Prospective Financial Information

Equity and Community do not as a matter of course publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods. In connection with the proposed merger, however, Community provided to the Equity Board, the Community Board and the parties’ respective financial advisors, for purposes of performing the financial analyses described above under “The Merger—Opinion of Community’s Financial Advisor,” and “The Merger—Opinion of Equity’s Financial Advisor” certain unaudited prospective financial information with respect to Community on a stand-alone, pre-merger basis (which we refer to as the “projections”). Equity and Community have included in this joint proxy statement/prospectus certain limited unaudited financial information for Community to give Equity and Community shareholders access to certain nonpublic information provided to the Equity Board and the Community Board, respectively, and their respective financial advisors, for purposes of considering and evaluating the merger.

The projections were not prepared with a view toward public disclosure, and the inclusion of the projections in this joint proxy statement/prospectus should not be regarded as an indication that Equity, Community or any other recipient of the projections considered, or now considers, them to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Community’s business, all of which are difficult to predict and many of which are beyond Equity and Community’s control.

The projections also reflect assumptions as to certain business decisions that are subject to change. The projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Community’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, and regulations or rules. For other factors that could cause the actual results to differ, please see the “Risk Factors” section and “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus.

None of Equity, Community or their respective affiliates assumes any responsibility for the accuracy, completeness or validity of the projections. The projections were not prepared with a view toward complying with the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of financial information. None of Equity’s current independent registered public accounting firm, Crowe Chizek LLP, Community’s current independent registered public accounting firm, Erwin and Company, or any other independent accountants, have compiled, examined or performed any procedures with respect to the projections included below, or expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement. Further, the projections do not take into account the effect of any possible failure of the merger to occur. None of Equity, Community nor any of their financial advisors nor any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the projections if they are or become inaccurate (even in the short term). The inclusion of the projections herein should not be deemed an admission or representation by Equity or Community that they are viewed by Equity or Community as material information of Equity or Community, respectively, particularly in light of the inherent risks and uncertainties associated with such forecasts. The projections included below are not being included to influence your decision whether to vote in favor of the Equity Merger Proposal or the Community Merger Proposal or any other proposal to be considered at the special meetings, but is being provided solely because it was made available to and considered by Equity’s and Community’s respective financial advisors and boards of directors in connection with the merger.

Community Projections

For purposes of performing its financial analyses of Community on a standalone basis, Community’s management instructed Stephens and KBW to use the following financial and operating forecasts of Community for the fiscal years 2016 through 2018:

	As of and for the year ended,
(Dollars in millions)	12/31/2016	12/31/2017	12/31/2018
Income Statement
Net income to common stock	$6.5	$6.8	$7.2

Certain Publicly Available Consensus “Street Estimates” for Equity

Equity is covered by stock research analysts. Consensus estimates based on the EPS estimates published by such analysts are compiled by a nationally recognized earnings estimate consolidator. The publicly available EPS consensus “street estimates” or “median analyst earnings per share estimates” for Community referred under the caption “The Merger—Opinion of Equity’s Financial Advisor” and under the caption “The Merger—Opinion of Community’s Financial Advisor” are presented below:

Equity Consensus Estimates:

•	2016 - $1.53 per share

•	2017 - $1.61 per share

Interests of Community’s Directors and Executive Officers in the Merger

In considering the recommendation of the Community Board that Community stockholders vote in favor of the Community Merger Proposal, Community stockholders should be aware that Community directors and executive officers may have interests in the merger that differ from, or are in addition to, their interests as stockholders of Community. The Community Board was aware of these interests and took them into account in its decision to approve the merger agreement and the merger. Such interests include the following items.

Indemnification and Insurance. Equity has agreed to indemnify the directors and officers of Community against certain liabilities arising before the effective date of the merger. Equity has also agreed to purchase a six year “tail” prepaid policy, on the same terms as Community’s existing directors’ and officers’ liability insurance, for the current directors and officers of Community, subject to a cap on the cost of such policy equal to 200% of Community’s current annual premium (which is approximately $38,950).

Director Appointments. Equity has agreed to take all actions necessary prior to the effective date of the merger to appoint two current Community directors to the Equity Board effective upon consummation of the merger. The Community directors to be appointed the board of Equity may be appointed to separate classes of directors in order to maintain even classes of Equity directors. The directors to be appointed to the Equity Board are Jerry P. Maland and Dan R. Bowers. The appointed directors will serve in such capacity until the next annual meeting of stockholders of Equity following the merger in which their respective class of directors will be subject to re-nomination and election, and such persons will be nominated to sit for election at such annual meeting and the full board of Equity will recommend the election of these directors to the Equity stockholders. Such directors will also be appointed to serve on the board of directors of Equity Bank after consummation of the subsidiary bank merger.

The non-employee directors of Community to be appointed to the boards of directors of Equity and the continuing bank will receive the same compensation for their services as all other directors of Equity and its subsidiary bank. Non-employee directors of Equity and its subsidiary bank currently receive a monthly retainer of $1,300. Members of Equity’s audit, compensation, corporate governance and nominating committee and risk management committees are paid $300 for each committee meeting attended. The chairman of each of these committees receives $550 for each committee meeting attended. Equity pays its non-employee directors that serve on Equity’s credit committee a monthly fee of $2,000; however, members of Equity’s credit committee do not receive per meeting fees. For further information, see “Management— Executive Officers and Directors—Director Compensation” beginning on page 242.

Employment Agreements. Equity has agreed to appoint the following officers of Community to officer positions with Equity upon completion of the merger and the subsidiary bank merger, as set forth below:

•	Ann B. Main, Executive Vice President and Chief Financial Officer of Community and Community First Bank, to be appointed as Arkansas Market Leader for Equity Bank following the completion of the merger.

•	Danny R. Criner, Chief Credit Officer of Community First Bank, to remain as the Chief Credit Officer of Equity Bank’s Arkansas locations following the completion of the merger.

Pursuant to employment agreements with Equity Bank entered into at the time of the merger agreement and which will be effective as of the closing of the merger, Ms. Main is expected to continue to receive her current annual base salary and Mr. Criner is expected to receive an adjusted annual base salary following the merger for their continued service to Equity. Each executive will also be eligible to receive customary benefits in connection with their continued employment with Equity, and certain rights to severance upon the termination of his or her employment with Equity. In addition, these employment agreements include customary confidentiality, non-competition and non-solicitation covenants, each with a duration of one year following the termination of the respective executive’s employment with Equity Bank.

Employee Benefit Plans. On or as soon as reasonably practicable following the merger, employees of Community who continue on as employees of Equity will be entitled to participate in the Equity health and welfare benefit and similar plans on the same terms and conditions as employees of Equity. Subject to certain exceptions, these employees will receive credit for their years of service to Community or Community First Bank for participation, vesting and benefit accrual purposes.

Employee Severance Benefits. A Community employee (i) whose employment is involuntarily terminated other than for cause, (ii) has his or her primary office location relocated by Equity to a different banking office after the closing of the merger or (iii) has his or her base compensation amount materially reduced by Equity, within six months after the effective date of the merger, will receive severance payments in an amount equal to one week of pay for each year of service to Community and Equity, subject to a minimum of four weeks and a maximum of 16 weeks of pay. Such severance payments are not available if the employee accepts the change proposed by Equity in the case of clause (ii) or (iii) in the preceding sentence or if the Community employee has a contract providing for severance.

Public Trading Markets

Equity common stock is listed for trading on NASDAQ under the symbol “EQBK”. Following the merger, shares of Equity common stock will continue to be traded on NASDAQ under the symbol “EQBK”. Under the merger agreement, Equity will cause the shares of Equity common stock to be issued in the merger to be approved for listing on NASDAQ, subject to notice of issuance, and the merger agreement provides that neither Equity nor Community will be required to complete the merger if such shares are not authorized for listing on NASDAQ, subject to notice of issuance.

Equity’s Dividend Policy

Equity has not historically declared or paid cash dividends on its common stock and it does not expect to pay dividends on Equity’s common stock for the foreseeable future. Instead, Equity anticipates that all of its future earnings will be retained to support its operations and to finance the growth and development of Equity’s business. In addition, the payment of dividends by bank holding companies is generally subject to legal and regulatory limitations. For further information, see “Comparative Market Prices and Dividends” beginning on page 323.

Restrictions on Resale of Equity common stock

The shares of Equity common stock to be issued in connection with the merger will be registered under the Securities Act, and will be freely transferable, except for shares issued to any stockholder who may be deemed to be an “affiliate” of Equity for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Equity include individuals or entities that control, are controlled by, or are under common control with Equity and may include the executive officers, directors and significant stockholders of Equity.

Dissenters’ Rights in the Merger

Under applicable Arkansas law, Community stockholders are entitled to dissent from and obtain payment of the fair value of the stockholders’ shares in connection with the merger under Ark. Code Ann. §4-27-1301 et seq. Equity stockholders are not entitled to any dissenter’s rights. This joint proxy statement/prospectus is serving as the meeting notice to Community stockholders and the following shall constitute notice of dissenter’s rights pursuant to Ark. Code Ann. §4-27-1320:

TO THE STOCKHOLDERS OF COMMUNITY:

YOU ARE HEREBY NOTIFIED THAT YOU MAY BE ENTITLED TO ASSERT DISSENTER’S RIGHTS PURSUANT TO ARK CODE ANN. §4-27-1301 ET SEQ., A COPY OF WHICH IS ATTACHED IN ITS ENTIRETY AS ANNEX F TO THIS JOINT PROXY STATEMENT/PROSPECTUS.

Any Community stockholder desiring to assert dissenter’s rights (1) must deliver to Community before the vote is taken on the Community Merger Proposal written notice of the stockholder’s intent to demand payment for the shares of Community common stock if the merger proposal is approved, and (2) must not vote in favor of the merger proposal which may be accomplished by abstaining or voting against the merger proposal. If the merger proposal is approved by the Community stockholders, Community will deliver a written dissenter’s notice to all stockholders who properly dissented describing how, when and to whom the Community stockholder should send the payment demand. Community will then pay to each dissenter who properly asserted dissenter’s rights and perfected such right by submitting a payment demand the amount Community estimates to be the fair value of the shares plus accrued interest.

The following summary is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Ark. Code Ann. §4-27-1301 et seq., which is reproduced in its entirety as Annex F to this joint proxy statement/prospectus.

A dissenting stockholder who desires to exercise his or her dissenters’ rights must file with Community, prior to the taking of the vote on the Community Merger Proposal, a written notice of intent to demand payment for his or her shares if the merger is effectuated. A vote against the Community Merger Proposal will not alone be deemed to be the written notice of intent to demand payment and will not be deemed to satisfy the notice requirements under applicable Arkansas law. A dissenting stockholder need not vote against the Community Merger Proposal, but cannot vote, or allow any nominee who holds such shares for the dissenting stockholder to vote, any of his or her shares of Community common stock in favor of the Community Merger Proposal. A vote in favor of the Community Merger Proposal will constitute a waiver of the stockholder’s appraisal rights. A stockholder’s failure to vote against the Community Merger Proposal will not constitute a waiver of such stockholder’s dissenters’ rights. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to the main office of Community, attention Corporate Secretary.

All such notices must be signed in the same manner as the shares are registered on the books of Community. If a Community stockholder has not provided written notice of intent to demand fair value for his or her shares of Community common stock before the vote on the proposal to approve the Community Merger Proposal is taken at the special meeting, then the Community stockholder will be deemed to have waived his or her appraisal rights.

Within 10 days after the completion of the merger, Equity must provide to each Community stockholder who filed a notice of intent to demand payment for his or her shares a written dissenters’ notice that specifies or provides, among other things:

•	where the payment demand must be sent and where and when the certificates representing shares of Community’s common stock must be deposited;

•	any limitations applicable to holders of uncertificated shares of Community common stock once the payment demand has been received;

•	a form for the dissenting stockholder to demand payment that includes the date of the first announcement to news media or to stockholders of the terms of the proposed merger and requires the dissenting stockholder to certify whether or not he or she acquired beneficial ownership of the dissenting shares before that date;

•	the date by which Equity must receive the payment demand, with such date being no fewer than 30 days not more than 60 days after the dissenter’s notice from Community is delivered; and

•	a copy of the provisions of the ABCA governing the provision of dissenters’ rights.

Within 30 to 60 days from receiving the dissenters’ notice from Equity, the dissenting stockholder must:

•	demand payment for the dissenting shares;

•	certify whether the stockholder acquired beneficial ownership of the dissenting shares prior to the first public announcement of the proposed merger; and

•	deposit his or her share certificates in accordance with the dissenters’ notice prepared by Equity.

A stockholder must demand dissenters’ rights with respect to all of the shares registered in his or her name, except that a record stockholder may assert dissenters’ rights as to fewer than all of the shares registered in the record stockholder’s name but which are owned by a beneficial stockholder, if the record stockholder objects with respect to all shares owned by the beneficial stockholder. A record stockholder must notify Community in writing of the name and address of each beneficial stockholder on whose behalf dissenters’ rights are being asserted. A beneficial stockholder may assert dissenters’ rights as to any shares held on behalf of the beneficial stockholder only if the beneficial stockholder submits to Community the record stockholder’s written consent to the assertion of such rights before the date specified in the dissenters’ notice from Equity, and does so with respect to all shares that are beneficially owned by the beneficial stockholder.

Upon receipt of the payment demand from the dissenting stockholder, Equity will pay each dissenting stockholder who has complied with all of notice procedures provided for under Arkansas law the amount Equity estimates to be the fair value of the dissenting shares, plus accrued interest. This payment will be accompanied by financial statements for Community as of the previous fiscal year and interim periods, a statement of the estimated fair value of the dissenting shares, an explanation of how the interest was calculated, a statement of the dissenters’ right to demand payment under Arkansas law, and a copy of the Arkansas dissenters’ rights statute.

A stockholder who is dissatisfied with Equity’s estimate of the fair value of the shares of Community common stock must notify Equity of the stockholder’s estimate of the fair value of the shares or reject the proposed payment from Equity, and demand payment of the dissenting stockholders’ estimate plus interest within 30 days from the date of Equity’s initial payment for the dissenting shares. A stockholder who fails to notify Equity in writing of the stockholder’s demand to be paid its stated estimate of the fair value of the shares plus interest within the required time period waives the right to demand payment and will be entitled only to the payment offered by Equity.

If a dissenting stockholder refuses to accept the offer of Equity to pay the value of the shares as estimated by Equity, and Equity fails to comply with the demand of the dissenting stockholder to pay the value of the shares as estimated by the dissenting stockholder, plus interest, then within 60 days after receipt of a written demand from any dissenting stockholder, Equity shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in Arkansas where the principal office of Community was located requesting that the fair value of such shares be determined by the court. If Equity fails to institute a proceeding within the above-prescribed period, Equity is required to make the payment to each dissenting stockholder in the amount demanded.

All dissenting stockholders whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares and a copy of the initial pleading will be served on each dissenting stockholder as provided by law. The stockholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. The court may appoint one or more persons to serve as appraisers and to state the fair value of the dissenting shares.

The costs of a court appraisal proceeding, including reasonable compensation for, and expenses of, appraisers appointed by the court, will be determined by the court and assessed against Equity, except that the court may assess costs against all or some of the dissenting stockholders who are involved in the judicial proceeding, in amounts the court finds equitable, to the extent that the court finds such stockholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against: (i) Equity and in favor of any or all dissenting stockholders who are involved in the judicial proceeding if the court finds Equity did not substantially comply with the notification provisions set forth under Arkansas law; or (ii) either Equity or a dissenting stockholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights. If the court in an appraisal proceeding finds that the services of counsel for any dissenting stockholder were of substantial benefit to other dissenting stockholders, and that the fees for those services should not be assessed against Equity, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the dissenting stockholders who were benefited.

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF ARKANSAS LAW RELATING TO DISSENTERS’ APPRAISAL RIGHTS, STOCKHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISORS.

Regulatory Approvals Required for the Merger

The completion of the merger and the bank merger are subject to prior receipt of certain approvals and consents required to be obtained from applicable governmental and regulatory authorities. These approvals include approvals from, among others, the Federal Reserve, the OSBC and the Arkansas State Bank Department. Subject to the terms of the merger agreement, both Community and Equity have agreed to cooperate with each other and use their commercially reasonable efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. In addition, pursuant to the merger agreement, as a condition to completion of the merger, Equity must obtain documentation reasonably satisfactory to it that Community may deregister as a bank holding company with respect to White River and Signature Bank of Arkansas.

On July 29, 2016, Equity filed the required application with the Federal Reserve Bank of Kansas City to request the Federal Reserve’s approval under the BHC Act, and the application required by the Arkansas State Bank Department to request the Arkansas State Bank Department’s approval under the applicable provisions of the Arkansas Code Annotated.

In addition, the bank merger of Community First Bank with and into Equity Bank requires the approval of the Federal Reserve and the OSBC. On July 29, 2016, Equity Bank filed the required application with the Federal Reserve Bank of Kansas City and the Office of the State Banking Commissioner of Kansas. Although neither Community nor Equity knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Community and Equity cannot be certain when or if they will be obtained.

The U.S. Department of Justice has between 15 and 30 days following approval by the Federal Reserve to challenge the approval on antitrust grounds. While Equity and Community do not know of any reason that the Department of Justice would challenge regulatory approval by the Federal Reserve and believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, stockholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed transaction.

Equity and Community are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this proxy statement/prospectus. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. However, the parties cannot assure you that any of these additional approvals or actions will be obtained.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

Each of Equity’s and Community’s respective boards of directors has approved the merger agreement. Under the merger agreement, Community will merge with and into Equity, with Equity surviving the merger. Immediately following the merger (or at such later time as Equity may determine in its sole discretion), Equity will cause Community First Bank to merge with and into Equity Bank, with Equity Bank surviving the merger.

Prior to the completion of the merger, Equity may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated by the merger agreement so long as (i) there are no adverse federal or state income tax consequences to the Community stockholders as a result of such modification, (ii) the consideration to be paid to the Community stockholders is not changed in kind or reduced in amount, and (iii) such modification will not be likely to delay or jeopardize receipt of any required regulatory approvals or the closing of the transaction.

Merger Consideration

At the effective time, each share of Community common stock issued and outstanding (other than shares of Community common stock held by Community, Equity and any dissenting stockholder) will be converted into the right to receive (i) 7.261 shares of Equity common stock, and (ii) $27.30, in cash, subject to a possible downward adjustment of the cash consideration.

The cash component of the merger consideration is subject to downward adjustment based upon the Community stockholders’ equity. If the Community stockholders’ equity is less than $44,820,793, as of the close of business on the fifth business day prior to the date of Closing, then the per share cash consideration to be paid to each holder of Community common stock will be reduced pro rata for each dollar that the Community stockholders’ equity is less than $44,820,793. In the event that the Community stockholders’ equity is less than approximately $34,707,508, then the holders of Community common stock would receive no cash consideration; provided, however, that Equity has a right to terminate the merger agreement if the Community stockholders’ equity is less than $34,820,793 after subtracting the Community Merger Costs (as defined in the merger agreement). As of [                    ], 2016, the most recent practicable date before the printing of this joint proxy statement/prospectus, Community estimated that the Community Merger Costs (as defined in the merger agreement) would be approximately $11.4 million, which estimate consists of estimated merger-related expenses of approximately $2.7 million, the value of the White River Distribution of approximately $8.3 million as of June 30, 2016, and an unrealized gain in Community’s securities portfolio of approximately $446 thousand as of June 30, 2016.

If, between the date of the merger agreement and the effective time, the outstanding shares of Equity common stock increase, decrease, change into or are exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then the exchange ratio set forth in the merger agreement will be appropriately and proportionately adjusted.

Based on (i) the closing price of $21.58 for Equity Common Stock on NASDAQ on July 13, 2016, the last trading day before public announcement of the merger, the implied value of the stock component of the merger consideration per share of Community common stock would be approximately $156.69, and, together with the maximum $27.30 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $183.99 per share of Community common stock, (ii) the closing price of $23.83 for Equity’s Common Stock on NASDAQ on August 19, 2016, the latest practicable trading day before the initial filing of this joint proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Community common stock would be approximately $173.03 and together with the maximum $27.30 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $200.33 per share of Community common stock and (iii) the closing price of $[    ] for Equity’s Common Stock on NASDAQ on [    ], 2016, the latest practicable trading day before the printing of this joint proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Community common stock would be approximately $[    ] and together with the maximum $27.30 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $[    ] per share of Community common stock.

Fractional Shares

Equity will not issue any fractional shares of Equity common stock in the merger. Community common stockholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $22.00.

Governing Documents; Directors and Officers; Governance Matters

At the effective time, the articles of incorporation and bylaws of Equity, as in effect immediately before the effective time, will be the articles of incorporation and bylaws of the surviving corporation, Equity, until thereafter changed or amended as provided by law.

The directors and officers, respectively, of Equity at the effective time will remain the directors and officers of the surviving corporation and will hold office from the effective time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation and bylaws of the surviving corporation or as otherwise provided by law.

Equity will take all appropriate action so that, as of the effective time, the number of directors constituting the Equity Board will be increased by two, and two current directors of Community to be selected by Equity in consultation with Community will be appointed to serve as directors of Equity (which we refer to in this joint proxy statement/prospectus as the “Community Directors”) in the director class appropriate to balance the number of members in each class. Unless any Community Director has died, resigned or been removed from the Equity Board, at the first annual meeting following the Community Directors appointment to the Equity Board, the Equity Board will (i) nominate the Community Directors for election to the Equity Board, (ii) recommend to the Equity stockholders the election of the Community Directors and (iii) solicit proxies for the Community Directors to the same extent as it does for any of its other nominees to the Equity Board. In addition, as of the Effective Time, Equity Bank and Equity will take all actions necessary to cause the Community Directors to be elected to the board of directors of Equity Bank.

Treatment of the Community TRUPS

Community has issued $5,155,000 of principal amount of junior subordinated debentures to Community First AR Statutory Trust I. Immediately prior to and contingent upon the occurrence of the closing, Equity will assume the Community TRUPS in accordance with the terms, documents and agreements related thereto.

Closing and Effective Time

The Merger will be completed only if all conditions to the merger discussed in this joint proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See “—Conditions to Complete the Merger.” Following satisfaction or waiver of all the conditions to the merger, on a date mutually acceptable to Equity and Community within thirty (30) days, the parties will execute such documents and instruments as may be necessary or appropriate in order to effect the merger and the other transactions contemplated by the merger agreement.

The Merger and other transactions contemplated by the merger agreement will become effective on the date and at the time specified in the certificate of merger, reflecting the merger, filed with the Secretary of State of the State of Kansas in accordance with the Kansas General Corporation Code. It currently is anticipated that the completion of the merger will occur in the fourth calendar quarter of 2016, subject to the receipt of regulatory approvals and the satisfaction of other closing conditions set forth in the merger agreement, but neither Community nor Equity can guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of Community common stock into the right to receive the merger consideration will occur automatically at the effective time. After completion of the merger, the exchange agent will exchange certificates representing shares of Community common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Letter of Transmittal

As promptly as practicable after the effective time of the merger, but in no event later than ten (10) days thereafter, and subject to the receipt by the exchange agent of a list of Community’s stockholders in a format that is reasonably acceptable to the exchange agent, Equity will cause the exchange agent to mail to each holder of record immediately prior to the effective time of Community common stock (i) a letter of transmittal and (ii) instructions for use in surrendering each certificate representing shares of Community common stock in exchange for the merger consideration, any cash in lieu of a fractional share and any dividends or distributions to which such holder is entitled pursuant to the terms of the merger agreement.

Community’s stockholders will be entitled to receive their respective merger consideration only after receipt by the exchange agent of a properly completed letter of transmittal including delivery of certificates representing shares of Community common stock.

If a certificate for Community common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by Equity or the exchange agent, the posting of a bond in an amount as Equity may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of Community of shares of Community common stock that were issued and outstanding immediately prior to the effective time.

Withholding

Equity and the exchange agent, as the case may be, will be entitled to deduct and withhold, if necessary, from any consideration otherwise payable pursuant to the merger agreement to any person such amounts as Equity or the exchange agent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Equity or the exchange agent, as the case may be, and remitted to the appropriate governmental entity, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to such person in respect of which such deduction and withholding was made by Equity or the exchange agent, as the case may be.

Dividends and Distributions

No dividends or other distributions with respect to Equity common stock will be paid to the holder of any unsurrendered certificates of Community common stock with respect to the shares of Equity common stock, until the holder of the Community common stock surrenders the certificates representing the shares of Community common stock in accordance with the terms of the merger agreement. Following surrender of any such certificate in accordance with the terms of the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of Equity common stock which the shares of Community common stock represented by such certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The representations, warranties and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of Equity and Community, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between Equity and Community rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of Equity, Community or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Equity or Community. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

The merger agreement contains customary representations and warranties of each of Equity and Community relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time.

The merger agreement contains representations and warranties made by Community relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	authority relative to execution and delivery of the merger agreement;

•	capitalization;

•	compliance with laws; and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	financial statements;

•	the absence of undisclosed liabilities;

•	legal proceedings;

•	consents and approvals, required governmental and other regulatory filings in connection with the merger;

•	title to assets;

•	the absence of certain changes or events;

•	certain contracts;

•	certain tax matters;

•	insurance matters;

•	the absence of any material adverse change;

•	intellectual property;

•	related party transactions;

•	indebtedness of Community;

•	condition of assets;

•	environmental matters;

•	regulatory compliance;

•	absence of certain business practices;

•	books and records;

•	forms of instruments;

•	fiduciary responsibilities;

•	guaranties;

•	voting agreements;

•	employment matters;

•	employee benefits;

•	certain obligations to employees;

•	interest rate risk management;

•	internal controls;

•	compliance with the various specified statutes, rules and regulations;

•	certain matters concerning the trading of Community’s securities;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	intercompany agreements;

•	the nature of the representations in the merger agreement;

•	inapplicability of takeover statutes;

•	receipt by the Community Board of an opinion from Community’s financial advisor; and

•	broker’s fees payable in connection with the merger.

The merger agreement contains representations and warranties made by Equity relating to a more limited number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	authority relative to execution and delivery of the merger agreement;

•	capitalization;

•	filings with the SEC, certain compliance matters and financial statements;

•	compliance with laws; and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	the absence of undisclosed liabilities;

•	legal proceedings;

•	consents and approvals, required governmental and other regulatory filings in connection with the merger;

•	regulatory compliance;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	the absence of certain changes or events;

•	disclosure controls and procedures;

•	compliance with SEC disclosure requirements;

•	the nature of the representations in the merger agreement;

•	receipt by the Equity Board of an opinion from Equity’s financial advisor; and

•	certain tax matters.

Certain representations and warranties of Equity and Community are qualified as to “materiality” or “material adverse change.” For purposes of the merger agreement, a “material adverse change,” means, with respect to either Equity or Community, any event, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), assets, properties, liabilities (absolute, accrued, contingent or otherwise) or reserves, taken as a whole, or (ii) the ability of such party to consummate the transactions contemplated by the merger agreement on a timely basis; provided, however, that none of the following will constitute, or will be considered in determining whether there has occurred, and no event, circumstance, change or effect resulting from or arising out of any of the following will constitute, a material adverse change: (i) any changes in laws or interpretations thereof that are generally applicable to the banking or savings industries; (ii) changes in GAAP or RAP that are generally applicable to the banking or savings industries; (iii) expenses incurred in connection with the transactions contemplated by the merger agreement; (iv) changes in global, national or regional political conditions or general economic or market conditions in the United States or the State of Kansas or Arkansas, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry; (v) general changes in the credit markets or general downgrades in the credit markets; (vi) actions or omissions of a party taken as required by the merger agreement or with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated by the merger agreement; (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (viii) the direct effects of negotiating, entering into and compliance with the merger agreement on the operating performance of a party, including the effects on the employees and customers of a party resulting from the public announcement of the merger; provided, that, with respect to clauses (i) through (vii) such party is not affected to a greater extent than other persons, bank holding companies or insured depository institutions in the industry in which such party operates.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Community has agreed that, prior to the effective time, it will, and will cause its subsidiaries to, unless otherwise permitted in writing by Equity:

•	operate (including, without limitation, the making of, or agreeing to make, any loans or other extensions of credit) only in the ordinary course of business and consistent with past practices and safe and sound banking principles;

•

except as required by prudent business practices, use all commercially reasonable efforts to preserve its business organization intact and to retain its present directors, officers, employees, key personnel and customers, depositors and goodwill and to maintain all assets owned, leased or used by it (whether under its control or the control of others), in good operating condition and repair, ordinary wear and tear excepted;

•	perform all of its obligations under any material contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as Community or any of its subsidiaries may in good faith reasonably dispute;

•	use commercially reasonable efforts to maintain in full force and effect all insurance policies now in effect or renewals thereof and give all notices and present all claims under all insurance policies in due and timely fashion;

•	timely file, subject to extensions, all reports required to be filed with any governmental entity and observe and conform, in all material respects, to all applicable laws, except those being contested in good faith by appropriate proceedings;

•	timely file, subject to extensions, all tax returns required to be filed by it and timely pay all taxes that become due and payable, except those being contested in good faith by appropriate proceedings;

•	promptly notify Equity of any tax proceeding or claim pending or threatened against or wish respect to Community or any of its subsidiaries;

•	withhold from each payment made to each of its employees, independent contractors, creditors and other third parties the amount of all taxes required to be withheld therefrom and pay the same to the proper governmental entity when due;

•	account for all transactions and prepare all financial statements in accordance with GAAP (unless otherwise instructed by RAP in which instance account for such transaction in accordance with RAP);

•	promptly classify and charge off loans and make appropriate adjustments to loss reserves in accordance with the instructions to the Reports of Condition and Income (“Call Report”) and the Uniform Retail Credit Classification and Account Management Policy;

•	maintain the allowance for loan losses account in an amount adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans and in compliance with applicable regulatory requirements and GAAP;

•	pay or accrue all costs, expenses and other charges to be incurred in connection with the merger, including, but not limited to, all legal fees, accounting fees, consulting fees and brokerage fees, prior to the Calculation Date; and

•	ensure that all accruals for taxes are accounted for in the ordinary course of business, consistent with past practices and in accordance with GAAP (unless otherwise instructed by RAP in which case such accrual will be accounted for in accordance with RAP).

Additionally, prior to the effective time, subject to specified exceptions, Community will not, and will not permit any of its subsidiaries to, without the prior written consent of Equity, undertake the following actions:

•	take or fail to take any action that would cause the representations and warranties made in the merger agreement by Community to be inaccurate at the time of the closing or preclude Community from making such representations and warranties at the time of the closing;

•	other than with respect to the White River Distribution (or any proceeds from the disposition thereof) or certain other schedule assets in accordance with the terms of the merger agreement, merge into, consolidate with or sell its assets to any other person or entity, change Community’s or any of its subsidiaries’ articles of incorporation or bylaws, increase the number of shares of Community common stock (other than by exercise of any Community stock options) or any of its subsidiaries’ stock outstanding or increase the amount of the Community First Bank’s surplus (as calculated in accordance with the instructions to the Call Report);

•	except as explicitly permitted hereunder or in accordance with applicable law or pursuant to a contract existing as of the date of the merger agreement, engage in any transaction with any affiliated person or allow such persons to acquire any assets from Community or any of its subsidiaries, except (i) in the form of wages, salaries, fees for services, reimbursement of expenses and benefits already granted or accrued under Community’s employee benefit plans currently in effect, or (ii) any deposit (in any amount) made by an officer, director or employee;

•	other than with respect to the White River Distribution (or any proceeds from the disposition thereof) in accordance with the terms of the merger agreement and one-time payment of a regular annual dividend in February 2017 (to the extent that the merger has not been completed by February 15, 2017) in an amount not to exceed $600,000 in the aggregate, declare, set aside or pay any dividends or make any other distribution to its stockholders (including any share dividend, dividends in kind or other distribution) whether in cash, shares or other property or purchase, retire or redeem, or obligate itself to purchase, retire or redeem, any of its capital shares or other securities;

•	discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with past practices and except for liabilities incurred in connection with the transactions contemplated by the merger agreement;

•	issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

•	accelerate the vesting of pension or other benefits in favor of employees of Community or any of its subsidiaries except according to a Community employee benefit plan or as otherwise contemplated by the merger agreement or as required by applicable law;

•	acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person);

•	mortgage, pledge or subject to lien any of its property, business or assets, tangible or intangible, except (i) certain permitted encumbrances and (ii) pledges of assets to secure public funds deposits;

•	sell, transfer, lease to others or otherwise dispose of any of its assets, or cancel or compromise any debt or claim, or waive or release any right or claim of a market value in excess of $1,000; provided, however, that the foregoing will not restrict Community from conducting the White River Distribution or the disposition of certain other specified immaterial assets in accordance with the terms of the merger agreement;

•	make any change in the rate or timing of payment of compensation, commission, bonus or other direct or indirect remuneration payable, or pay or agree or orally promise to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its stockholders, directors, officers, employees or agents, other than periodic increases in compensation consistent with past practices, and bonuses, commissions, and incentives consistent with past and normal practices to its employees and officers;

•	enter into any employment or consulting contract (other than as contemplated by the terms of a Community employee benefit plan or the merger agreement) or other agreement with any current or proposed director, officer or employee or adopt, amend in any material respect or terminate any pension, employee welfare, retirement, stock purchase, stock option, phantom stock, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement for the benefit of its directors, employees or former employees, except as required by applicable law or by the merger agreement;

•	make any capital expenditures or capital additions or betterments except for such capital expenditures or capital additions that are set forth in writing in the budget provided to Equity or that are necessary to prevent substantial deterioration of the condition of a property;

•	sell or dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

•	make any, or acquiesce with any, change in any (i) credit underwriting standards or practices, including loan loss reserves, (ii) asset liability management techniques, (iii) accounting methods, principles or material practices, except as required by changes in GAAP as concurred in by Community’s independent auditors, or as required by any applicable regulatory agency, or (iv) tax election, change in taxable year, accounting methods for tax purposes, amendment of a tax return, restriction on any assessment period relating to taxes, settlement of any tax claim or assessment relating to Community or any of its subsidiaries, “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law), or surrender any claim to a refund;

•	reduce the amount of the Community First Bank’s allowance for loan losses except through charge offs;

•	sell (but payment at maturity is not a sale) or purchase any investment securities, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

•	renewed, extended the maturity of, or altered any of the terms of any loan classified by Community as “intermediate,” “substandard,” and “problem” or other words of similar import; or

•	enter into any acquisitions or leases of real property, including new leases and lease extensions.

Regulatory Matters

Equity and Community have agreed to use their commercially reasonable efforts to promptly prepare and file or cause to be filed, within thirty days of the date of the merger agreement, applications for all regulatory approvals required to be obtained by each of the parties in connection with the merger agreement and the transactions contemplated thereby.

Employee Matters

Equity has agreed to consult with the Chief Executive Officer of Community with respect to the termination of any such employees in connection with the closing. Subject to the terms of the merger agreement, employees of Community whose employment is terminated in connection with the merger will be eligible to receive certain severance payments under specified circumstances.

Subject to the right of subsequent amendment, modification, replacement or termination in the sole discretion of Equity, each continuing employee will be entitled, as an employee of Equity or its subsidiaries, to participate in the employee benefit plans of Equity provided to similarly situated employees of Equity or its subsidiaries, if such continuing employee will be eligible and, if required by the terms of such plans, selected for participation therein under the terms thereof and makes any required contributions. The provisions of the merger agreement are not intended to give any Continuing Employee any rights or privileges superior to those of other similarly situated employees of Equity or its Subsidiaries or to provide duplication of similar benefits but, subject to that qualification, Equity will, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which a continuing employee may participate (excluding any defined benefit pension plan), credit each continuing employee with his or her term of service with Community or any of its subsidiaries. Equity has agreed to use commercially reasonable efforts to cause each such plan of Equity to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Equity, and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the effective time for the plan year in which the effective time occurs.

Director and Officer Indemnification and Insurance

The merger agreement provides that after the completion of the merger, Equity and the surviving corporation will indemnify the directors, officers, employees and agents to the extent that such person would have been entitled to indemnification under the articles of incorporation, bylaws or any existing indemnification agreements of Community prior to the merger.

Prior to closing, Equity and Equity Bank will obtain, at the expense of Equity, a six (6) year tail insurance coverage policy relating to the policies of directors’ and officers’ liability insurance currently maintained by Community and Community First Bank as of the date hereof with respect to claims arising from facts or events that occurred on or prior to the effective time (including the transactions contemplated hereby) as currently maintained by Community, on terms no less advantageous than those contained in Community’s existing directors’ and officers’ and company’s liability insurance policy; provided, however, that Equity is not obligated to expend, on an annual basis, an amount in excess of 200% of the current annual premium paid as of the date of the merger agreement by Community for such insurance.

Stockholder Meetings and Recommendation of Community’s and Equity’s Boards of Directors

Each of Community and Equity has agreed to (i) duly call, give notice of, convene and hold the a meeting of their respective stockholders as soon as practicable after the registration statement of which this joint proxy statement/prospectus is a part becomes effective with the SEC for the purpose of approving and adopting the Community Merger Proposal and the Equity Merger Proposal, respectively; (ii) require no greater than the minimum vote of the capital stock of Community required by applicable law in order to approve the Community Merger Proposal and the Equity Merger Proposal, respectively; (iii) include in this joint proxy statement/prospectus the recommendation of their respective board of directors that their stockholders vote in favor of the approval and adoption of the Community Merger Proposal and the Equity Merger Proposal, respectively; and (iv) cause this joint proxy statement/prospectus to be mailed to their respective stockholders as soon as practicable after it becomes effective with the SEC, and use its commercially reasonable efforts to obtain the approval and adoption of Community Merger Proposal and the Equity Merger Proposal, respectively.

Agreement Not to Solicit Other Offers

Community has agreed that it will not, and will cause its subsidiaries not to, and will cause Community’s and its subsidiaries’ respective officers, directors, employees, affiliate, agents and representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, any acquisition proposal or (ii) except as otherwise permitted by the merger agreement, (A) engage in negotiations or discussions with or provide any information or data to, any person relating to an acquisition proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal or (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any acquisition proposal (other than certain confidentiality agreements).

Community further agreed that it will, and will cause each of its officers, directors, employees, affiliate, agents and representatives to, (i) immediately cease any solicitations, discussions or negotiations with any person (other than Equity) conducted heretofore with respect to any acquisition proposal and promptly request return or destruction of confidential information related thereto, (ii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any acquisition proposal to which it or any of its officers, directors, employees, affiliate, agents and representatives is a party and (iii) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any acquisition proposal. Notwithstanding the foregoing, at any time prior to obtaining the approval of the its stockholders, in the event that Community receives a bona fide acquisition proposal that complies with the terms of the merger agreement, Community and its Board may participate in discussions or negotiations with, or furnish any information to, any person making such acquisition proposal and its agents and representatives or potential sources of debt financing that need to be involved in such discussion if the Community Board determines in good faith, after consultation with its counsel and financial advisor, that such person is reasonably likely to submit to Community a proposal deemed to be superior to Equity’s proposal (as determine in accordance with the terms of the merger agreement) and that failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties.

In connection with the receipt and negotiation of any acquisition proposal by Community, it is required to comply with the terms, conditions and procedures set forth in the merger agreement, which require, among other things, Community to enter into a confidentiality agreement with the person making an acquisition proposal, providing certain notices and information to Equity and allowing Equity to make counter offers that Community will consider in good faith.

Community’s Board may, at any time prior to obtaining the approval of Community’s stockholders, (i) approve, endorse or recommend a proposal deemed to be superior to Equity’s proposal (as determine in accordance with the terms of the merger agreement) or enter into a definitive agreement with respect to such superior proposal or (ii) modify or amend in a manner adverse to Equity or withdraw its recommendation in favor of adoption of the merger agreement, provided that (x) prior to such change in recommendation, the Community Board will determine, in good faith (after consultation with its counsel), that the failure to take such action would be to be inconsistent with the directors’ fiduciary duties under applicable law and (y) such change in recommendation is in connection with a superior proposal or an intervening event and such superior proposal has been made and has not been withdrawn and continues to be a superior proposal after taking into account any action taken by Equity.

White River Distribution and Disposition of Certain Other Assets

As of June 30, 2016, Community owned approximately 23.1% of the outstanding common stock of White River. Pursuant to the merger agreement, Community has agreed to dispose of or otherwise distribute the equity securities of White River and to dispose of certain other immaterial assets prior to or concurrently with the closing of the merger. Community will distribute to its stockholders prior to the Effective Time either (i) the shares of White River common stock held by Community, (ii) the net proceeds from the sale of the shares of White River common stock held by Community, or (iii) a combination of the foregoing in the event that Community sells some but not all of its shares of White River common stock (which we refer to in this joint proxy statement/prospectus as the “White River Distribution”). While the merger agreement provides that the White River Distribution will take place prior to the completion of the merger, Community has not set a record date for determination of stockholders entitled to receive the White River Distribution, and such record date may not be the same as the date of closing of the merger. Therefore, the White River Distribution should not be considered a part of the merger consideration.

Conditions to Complete the Merger

Community’s obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•

Subject to certain materiality and material adverse change exceptions, each of the representations and warranties of the Equity set forth in the merger agreement will be true and correct in all respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date);

•	Equity has, or has caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by Equity under the merger agreement on or prior to the closing date;

•	The Community Merger Proposal and Equity Merger Proposal having been approved by the requisite vote of their respective stockholders;

•	Community and Equity having received approvals, acquiescences or consents of the transactions contemplated by the merger agreement from all necessary governmental entities and certain third parties and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state governmental entity or by any other third party by formal proceedings;

•	No action having been taken, and no statute, rule, regulation or order being promulgated, enacted, entered, enforced or deemed applicable to the merger agreement or the transactions contemplated hereby by any federal, state or foreign government or governmental entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the merger agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) impose material limits on the ability of any party to the merger agreement to complete the merger agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (c) if the merger agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject Community or any officer, director, stockholder or employee of Community to criminal or civil liability. Further, no action or proceeding prior to any court or governmental entity, by any government or governmental entity or by any other person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences described above;

•	Community will have received all documents required to be received from Equity on or prior to the closing date all in form and substance reasonably satisfactory to Community;

•	There having been no material adverse change with respect to Equity since December 31, 2015.

•	The registration statement of which this joint proxy statement/prospectus is a part, including any amendments or supplements thereto, will be effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities laws to consummate the transactions contemplated by the merger agreement will have been received and remain in effect;

•	The shares of Equity common stock to be issued pursuant to the merger agreement will have been approved for listing on NASDAQ;

•	Community will have received an opinion of Bryan Cave LLP, in form and substance reasonably satisfactory to Community, dated as of the closing date and based on facts, representations and assumptions described in such opinion, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Bryan Cave LLP may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of Equity and Community; and

•	Equity will have procured a tail insurance coverage policy relating to the policies of directors’ and officers’ liability insurance in accordance with the terms and subject to the conditions the merger agreement.

Equity’s obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	Subject to certain materiality and material adverse change exceptions, each of the representations and warranties of the Equity set forth in the merger agreement will be true and correct in all respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date);

•	Community has, or has caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by Community under the merger agreement on or prior to the closing date;

•	The Community Merger Proposal and Equity Merger Proposal having been approved by the requisite vote of their respective stockholders;

•	Equity having received approvals, acquiescences or consents of the transactions contemplated by the merger agreement from all necessary governmental entities and certain the third parties, and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state governmental entity or by any other third party by formal proceedings.

•	No action having been taken, and no statute, rule, regulation or order being promulgated, enacted, entered, enforced or deemed applicable to the merger agreement or the transactions contemplated hereby by any federal, state or foreign government or governmental entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the merger agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) require the divestiture of a material portion of the assets of Equity or its subsidiaries, or (c) impose material limits on the ability of any party to the merger agreement to complete the merger agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (d) if the merger agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject Equity or any officer, director, stockholder or employee of Community to criminal or civil liability. Further, no action or proceeding prior to any court or governmental entity, by any government or governmental entity or by any other person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences described above.

•	Equity having received from each of the directors of Community an instrument dated as of the closing date releasing Community, its subsidiaries and each of its affiliate, successors and assigns, from any and all claims of such directors (except to certain matters described therein). Further, Equity having received from each of the specified officers of Community an instrument dated as of the closing date releasing Community, its subsidiaries and each of its affiliate, successors and assigns, from any and all claims of such officers.

•	There will have been no material adverse change to Community since December 31, 2015.

•	Equity having received evidence reasonably satisfactory to Equity that, as of the effective time, all employee benefit plans of Community (other than such plans Equity elects not to terminate) have been terminated in accordance with the terms of such employee benefit plans of Community, the Code, ERISA and all other applicable laws on a basis satisfactory to Equity in its reasonable discretion and that, to the extent required by the employee benefit plans of or applicable law, affected participants have been notified of such terminations and/or integrations.

•

The registration statement of which this joint proxy statement/prospectus is a part, including any amendments or supplements thereto, will be effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities laws to consummate the transactions contemplated by the merger agreement will have been received and remain in effect;

•	Holders of not more than 10% of the outstanding shares of Community common stock having duly exercised their dissenters’ rights under subchapter 13 of the ABCA;

•	Equity will have received all documents required to be received from Community on or prior to the closing date, all in form and substance reasonably satisfactory to Equity;

•	The Community stockholders’ equity will be equal to or greater than $34,820,793;

•	Each holder of a Community stock option will have exercised such option prior to the close of business on the fifth Business Day immediately preceding the closing date or Community will have cancelled any Community stock option that remains unexercised as of such date;

•	Community will have delivered to Equity (i) a notice to the IRS conforming to the requirements of Treasury Regulation Section 1.897-2(h)(2), in form and substance satisfactory to Equity, dated as of the closing date and executed by Community, and (ii) a Statement of Non-U.S. Real Property Holding Corporation Status Pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and Certification of Non-Foreign Status, in form and substance satisfactory to Equity, dated as of the closing date and executed by Community;

•	Equity will have received an opinion of Norton Rose Fulbright US LLP, in form and substance reasonably satisfactory to Equity, dated as of the closing date and based on facts, representations and assumptions described in such opinion, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	Equity will have received documentation reasonably satisfactory to Equity from the Federal Reserve that Community may deregister as a bank holding company with respect to White River and Signature Bank of Arkansas;

•	Community will have taken all actions necessary to cause certain debt of Community to be repaid prior to or in connection with the closing, and Equity will receive satisfactory evidence that upon repayment of such debt, all liens associated with such debts will be removed, released or terminated;

•	Equity will have assumed the Community TRUPS.

Neither Community nor Equity can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party, or that the merger will be completed.

Termination of the merger agreement

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by the mutual written consent of Equity and Community;

•	by either Community or Equity (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such parties’ obligations to close have not been met or waived by March 31, 2017; provided, that such date may be extended to such later date as agreed upon by the parties hereto;

•

by either Equity or Community if any of the transactions contemplated by the merger agreement are disapproved by any federal or state governmental or regulatory agency or authority whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the merger agreement or the transactions contemplated hereby and such disapproval, order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate merger agreement pursuant to this provisions is required to use its commercially reasonable efforts to contest, appeal and remove such order, decree, ruling or other action;

•	by either Equity or Community if there has been any material adverse change with respect to the other party;

•	subject to certain cure rights, by Equity or Community, if there will have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty will cease to be true and correct) set forth in merger agreement on the part of the other party to merger agreement or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing, the failure of a closing condition; provided, that the right to terminate merger agreement under this provision will not be available to a party if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in merger agreement;

•	by Equity or Community, if such party does not receive the required stockholder approval at its special meeting or any adjournment or postponement thereof; provided, that such party may not terminate merger agreement pursuant to this provision if it has breached in any material respect any of its obligations under merger agreement, in each case in a manner that caused the failure to obtain the approval of the stockholders at its stockholders’ meeting, or at any adjournment or postponement thereof;

•	by Community prior to obtaining the approval of the Community stockholders at the Community special meeting, and subject to the terms and conditions set forth in merger agreement, in order to accept an acquisition proposal;

•	by Equity if the Community Board, prior to obtaining the approval of the Community stockholders and in compliance with the procedures set forth in merger agreement, approves, endorses or recommends an acquisition proposal or enters into a definitive agreement with respect to an acquisition proposal or modifies or amends its recommendation in a manner adverse to Equity or withdraws its recommendation;

•	by Equity or Community if the other party or its respective banking subsidiary enter into any formal or informal administrative action with any court, arbitrator, federal or state governmental agency or other authority or any such action is threatened by any such entity;

•	by Community in the event that as of the date specified in Agreement and in accordance with the terms and conditions set forth in merger agreement both of the following general conditions are satisfied: (i) the volume weighted average price of Equity’s Common Stock has declined by more than 20% from an initial measurement price, and (ii) and Equity’s Common Stock has, generally, underperformed the NASDAQ Bank Index by more than 20%.

Effect of Termination

If the merger agreement is terminated, then neither Equity nor Community will have any further liability or obligation under the merger agreement; provided, however, that (i) no such termination will relieve any party hereto of any liability or damages resulting from any willful breach of the merger agreement or actual fraud; (ii) provisions of the merger agreement concerning termination fees and certain other specified provision will survive any such termination; and (iii) the confidentiality agreement between Equity and Community will survive any such termination in accordance with its terms.

Termination Fee

Community will pay Equity a termination fee if the merger agreement is terminated in the following circumstances:

•	by Community prior to obtaining the approval of the Community stockholders at the Community special meeting, and subject to the terms and conditions set forth in merger agreement, in order to accept an acquisition proposal, then Community will pay to Equity, by wire transfer of same day funds, a termination fee equal to $2,500,000, concurrently with any such termination;

•	by Equity if the Community Board, prior to obtaining the approval of the Community stockholders and in compliance with the procedures set forth in merger agreement, approves, endorses or recommends an acquisition proposal or enters into a definitive agreement with respect to an acquisition proposal or modifies or amends its recommendation in a manner adverse to Equity or withdraws its recommendation, then Community will pay to Equity, by wire transfer of same day funds, a termination fee equal to $2,500,000, within two (2) Business Days of receipt of such written notice of termination from Equity; and

•	if prior to the termination of the merger agreement, a bona fide acquisition proposal will have been made known to senior management of Community, the board of directors of Community or directly to Community’s stockholders generally or any person will have publicly announced (and not withdrawn) an acquisition proposal with respect to Community and the board of directors of Community does not publicly recommend against acceptance of such acquisition proposal (via press release or letter to stockholders) and (A) thereafter the merger agreement is terminated by either Equity or Community because of a failure to satisfy all of the conditions to closing prior to March 31, 2017, and Community will have failed to obtain the requisite vote of its stockholders at its duly convened special meeting or any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken, (B) prior to the date that is twelve (12) months after the date of such termination, Community enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then Community will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Equity, by wire transfer of same day funds, a termination fee equal to $2,500,000; provided, that, solely for the purposes of this termination provision, the certain thresholds amounts for an acquisition proposal will be increased from 15% to 50%.

If Community will fail to pay in a timely manner any termination fee due to Equity, then Community (i) will pay to Equity the reasonable costs and expenses of Equity (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection Equity’s efforts to obtain payment of any amounts due to Equity and (ii) will pay all interest accrued on any amount due to Equity, which will accrue at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder will be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

Expenses and Fees

Except (i) with respect to costs and expenses of printing and mailing the joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger, which will be borne equally by Equity and Community, (ii) as otherwise provided in the termination provision, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the merger is consummated.

Amendment, Waiver and Extension of the merger agreement

Subject to compliance with applicable law, the merger agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties to the merger agreement. At any time prior to the closing, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant to the merger agreement, or (c) waive compliance with any of the agreements, covenants or conditions contained in the merger agreement, in each case, in accordance with the terms of the merger agreement.

Community Voting Agreement and Director Support Agreements

Community Voting Agreement

In connection with entering into the merger agreement, Equity entered into a Voting Agreement with Community and certain stockholders of Community (which we refer to in this joint proxy statement/prospectus as the “Community voting agreement”). The stockholders who are party to the Community voting agreement beneficially own in the aggregate approximately 27.1% of the outstanding shares of Community common stock. The Community voting agreement requires, among other things, that the stockholders party thereto vote all of their shares of Community common stock in favor of the merger and the other transactions contemplated by the merger agreement and against alternative transactions and generally prohibits them from transferring their shares of Community common stock prior to the termination of the Community voting agreement. The Community Voting agreement will terminate upon the earlier of the termination of the merger agreement in accordance with its terms or the completion of the transactions contemplated by the merger agreement.

The foregoing description of the Community director support agreements and Community voting agreement is subject to, and qualified in its entirety by reference to, the Community voting agreement and the Community director support agreements, forms of which is attached to this joint proxy statement/prospectus as Annex B and Annex C, respectively, and are incorporated by reference into this joint proxy statement/prospectus.

Community Director Support Agreements

In connection with entering into the merger agreement, each of the directors of Community have entered into a Director Support Agreement with Equity (which we refer to in this joint proxy statement/prospectus as the “Community director support agreements”) pursuant to which they agree to refrain from harming the goodwill of Equity, Community or any of their respective subsidiaries and their respective customer, client and vendor relationships. Each director also agreed to certain additional restrictive covenants.

ACCOUNTING TREATMENT

The accounting principles applicable to this transaction as described in FASB ASC 805 provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: (1) identifying the acquirer; (2) determining the acquisition date; (3) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and (4) recognizing and measuring goodwill or a gain from a bargain purchase.

The appropriate accounting treatment for this transaction is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, Equity (the acquirer) will record at fair value the identifiable assets acquired and liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion addresses the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Community common stock. The discussion is based on the Code, Treasury regulations, administrative rulings and judicial decisions, all as in effect as of the effective date of this Equity Merger Proposal and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Accordingly, the U.S. federal income tax consequences of the merger to holders of Community common stock could differ from those described below.

This discussion applies only to U.S. holders that hold their Community common, and will hold the Equity common stock received in exchange for their Community common stock, as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular U.S. holder in light of the holder’s personal circumstances or to holders subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	financial institutions or mutual funds,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	partnerships and other pass-through entities and investors in such entities,

•	controlled foreign corporations or passive foreign investment companies,

•	regulated investment companies and real estate investment trusts,

•	broker-dealers,

•	holders liable for the alternative minimum tax,

•	holders that have a functional currency other than the U.S. dollar,

•	holders who received their Community common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation,

•	holders who hold Community common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment, and

•	U.S. expatriates or certain former citizens or long-term residents of the United States.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, or any tax consequences of the merger under any U.S. federal tax laws other than income tax.

For purposes of this discussion, a U.S. holder is a beneficial owner of Community common stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate that is subject to U.S. federal income tax on its income regardless of its source; or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, and has made a valid election to be treated as a United States person for U.S. federal income tax purposes. Holders of Community common stock who are not U.S. holders may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment of the merger under United States and non-United States tax laws.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Community common stock, the U.S. federal income tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Equity and Community urge such partners and partnerships to consult their own tax advisors regarding the particular tax consequences of the merger to them.

Determining the actual U.S. federal income tax consequences of the merger to a holder may be complex and will depend, in part, on the holder’s particular circumstances. Equity and Community urge each holder of Community common stock to consult his or her tax advisor with respect to the particular tax consequences of the merger to such holder.

U.S. Federal Income Tax Consequences of the Merger Generally

The obligations of Equity and Community to complete the merger are conditioned on, among things, the receipt by Equity and Community of tax opinions from Norton Rose Fulbright US LLP, and Bryan Cave LLP, respectively, dated as of the closing date of the merger, to the effect that the merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

In rendering the opinions, Norton Rose Fulbright US LLP and Bryan Cave LLP have relied upon customary assumptions and representation and covenants, including those contained in certificates of officers of Equity and Community. If any of the assumptions, representations or covenants upon which these opinions are based are incorrect or inaccurate, the U.S. federal income tax consequences of the merger could be adversely affected. The opinions represent Norton Rose Fulbright US LLP’s and Bryan Cave LLP’s best legal judgment and do not bind the courts nor will they preclude the IRS from adopting a position contrary to the ones expressed in the opinions. Additionally, the IRS has not issued (and is not expected to issue) any ruling as to the qualification of the merger as reorganization under Section 368(a) of the Code. Accordingly, there can be no assurance that the IRS will not assert, and a court will not sustain, a position contrary to any of the tax consequences set forth below. The following discussion regarding the U.S. federal income tax consequences of the merger assumes that the merger will be consummated as described in the merger agreement and this joint proxy statement/prospectus.

Exchange for Equity common stock and cash. A U.S. holder who receives both Equity common stock and cash in the exchange for the holder’s Community common stock will recognize gain (but not loss) equal to the lesser of (1) the amount by which the sum of the fair market value of the Equity common stock and cash received by a holder of Community common stock exceeds such holder’s tax basis in its Community common stock, and (2) the amount of cash received by such holder of Community common stock (in each case excluding any cash received instead of a fractional share interest in Equity common stock, which treatment is discussed below). Any gain recognized by a U.S. holder could be taxed as a capital gain or a dividend, as described below. Except to the extent any cash received is treated as a dividend as discussed below, any gain recognized generally will be long-term capital gain if, as of the effective date of the merger, the U.S. holder’s holding period with respect to the Community common stock surrendered exceeds one year.

If a U.S. holder acquired his or her Community common stock at different times or different prices, the holder should consult the holder’s tax advisor regarding the manner in which gain or loss should be determined for each identifiable block of Community common stock surrendered in the exchange.

The aggregate tax basis of the shares of Equity common stock received (including a fractional share of Equity common stock deemed issued and redeemed as described below) by a U.S. holder will be equal to the U.S. holder’s aggregate tax basis in shares of Community common stock surrendered in exchange for the shares of Equity common stock, reduced by the amount of tax basis allocated to such fractional share deemed redeemed, and then increased by any taxable gain recognized in the merger by such U.S. holder (excluding gain as a result of cash received in lieu of a fractional share) regardless of whether such gain is classified as capital gain or dividend income, and then further reduced by any cash received (other than cash in lieu of a fractional share) by the U.S. holder in the merger. The holding period for shares of Equity common stock received in the merger (including a fractional share of Equity common stock deemed received and redeemed as described below) by a U.S. holder will include such U.S. holder’s holding period for the Community common stock surrendered in exchange for the Equity common stock. If a U.S. holder purchased or acquired Community common stock on different dates or at different prices, the U.S. holder should consult his or her tax advisor for purposes of determining the basis and holding period of the Equity common stock received in the merger.

Cash Received in Lieu of a Fractional Share. A U.S. holder who receives cash instead of a fractional share of Equity common stock will be treated as having received the fractional share in the merger and then as having exchanged the fractional share for cash in redemption by Equity. A U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocable to a fractional share. The gain or loss will be capital gain or loss and long-term capital gain or loss if the U.S. holder has held the fractional share exchanged (including the holding period for the Community common stock exchanged therefor) for more than one year at the effective date of the merger. The deductibility of capital losses is subject to limitations.

Potential Characterization of Gain as a Dividend. In general, the determination of whether gain recognized by a U.S. holder in the exchange will be treated as capital gain or as a dividend will depend on whether, and to what extent, the merger reduces the U.S. holder’s deemed percentage ownership of Equity common stock. For purposes of this determination, a U.S. holder will be treated as if the U.S. holder first exchanged his or her Community common stock solely for Equity common stock and then Equity immediately redeemed a portion of the U.S. holder’s Equity common stock in the exchange for cash received in the merger by that U.S. holder. The gain recognized by the U.S. holder in the exchange followed by a deemed redemption will be capital gain if, with respect to such U.S. holder, the deemed redemption is “substantially disproportionate” or “not essentially equivalent to a dividend.”

In general, the deemed redemption will be “substantially disproportionate” with respect to a U.S. holder if the percentage described in clause (2) below is less than 80% of the percentage described in clause (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a U.S. holder will depend on the U.S. holder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend”, the reduction must result in a “meaningful reduction” in the U.S. holder’s deemed percentage ownership of Equity common stock. In general, a determination requires a comparison of (1) the percentage of outstanding voting stock of Equity that the U.S. holder is deemed actually and constructively to have owned immediately before the deemed redemption by Equity and (2) the percentage of outstanding voting stock of Equity actually and constructively owned by the U.S. holder immediately after the deemed redemption by Equity. In applying the foregoing test, a U.S. holder may, under constructive ownership rules, be deemed to own stock in addition to stock actually owned by the U.S. holder, including stock owned by other persons and stock subject to an option held by such U.S. holder or by other persons. Because the constructive ownership rules are complex, each U.S. holder should consult his or her own tax advisor as to the applicability of these rules. The IRS has indicated that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a meaningful reduction if that stockholder has any reduction in his or her percentage stock ownership under the foregoing analysis.

These rules are complex and dependent upon the specific facts of a particular U.S. holder. Consequently, Equity and Community urge each U.S. holder that may be subject to these rules to consult his or her own tax advisor as to the application of these rules to the particular facts relevant to the U.S. holder.

White River Distribution. Prior to or concurrent with the closing of the merger, Community will distribute either (i) the shares of common stock of White River held by Community, (ii) the net proceeds from the sale of the shares of White River common stock held by Community, or (iii) a combination of the foregoing in the event that Community sells some but not all of its shares of White River common stock.

Equity and Community intend to treat the White River Distribution as a distribution by Community to its U.S. holders that will be taxable to the holders as a dividend to the extent of Community’s current and accumulated earnings and profits as determined under the Code, with any portion of the distribution that exceeds Community’s current and accumulated earnings and profits applied first to reduce the U.S. holder’s tax basis in the holder’s Community common stock to the extent of the holder’s tax basis and then as gain from the disposition of the Community common stock. Neither Equity nor Community intend to treat the White River Distribution as additional cash received by the U.S. holders of Community common stock in the merger taxed for federal income tax purposes as described above in “Material U.S. Federal Income Tax Consequences of the Merger—Exchange for Equity common stock and cash.” Whether the IRS will agree with Equity’s and Community’s federal income tax reporting of the White River Distribution is uncertain. Moreover, if the IRS were to challenge the federal income tax reporting by Equity and Community of the White River Distribution, it is uncertain whether a court would sustain Equity’s and Community’s reporting position.

Dissenters. Upon the proper exercise of dissenters’ rights, a U.S. holder will exchange all of the shares of Community common stock actually owned by that holder solely for cash and will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of Community common stock surrendered. The gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period with respect to the Community common stock surrendered is more than one year. The deductibility of capital losses is subject to limitations. In some cases, if the U.S. holder owns shares of Equity common stock actually or constructively after the merger, the cash received could be treated as a dividend, in which case such holder may recognize dividend income up to the amount of cash received.

Medicare Tax. If a U.S. holder that is an individual has modified gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending upon the individual’s U.S. federal income tax filing status), such an individual is subject to a 3.8% tax on the lesser of: (i) his or her “net investment income” for the relevant taxable year; or (ii) the excess of his or her modified gross income for the taxable year over his or her applicable threshold (between $125,000 and $250,000 depending upon the individual’s U.S. federal income tax filing status). Net investment income generally would include any capital gain incurred in connection with the merger (including gain treated as dividend income), as well as other items of interest, dividends, capital gains, and rental or royalty income of the individual.

Information Reporting and Backup Withholding

Payments of cash to a U.S. holder pursuant to the merger may under certain circumstances be subject to information reporting and backup withholding. Generally, backup withholding will not apply if a U.S. holder:

•	furnishes a correct taxpayer identification number to the exchange agent and certifies that such holder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal received and otherwise complies with applicable requirements of the backup withholding rules; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the holder furnishes the required information to the IRS.

Reporting Requirements

A holder who receives shares of Equity common stock upon completion of the merger and who is considered a “significant holder” will be required to retain records pertaining to the merger and to file with such holder’s U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. For this purpose, a holder is only a significant holder if the person owns at least 1% by vote or value of Community’s outstanding shares or has a tax basis of $1,000,000 or more in his or her Community common stock and securities. Such statement must include the holder’s tax basis in and fair market value of his or her Community common stock and securities surrendered in the merger.

Tax Treatment of Entities

No gain or loss should be recognized by Equity or Community as a result of the merger.

This discussion of certain material U.S. federal income tax consequences is for general information only and is not tax advice. Equity and Community urge holders of Community common stock to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

DESCRIPTION OF CAPITAL STOCK OF EQUITY

As a result of the merger, Community stockholders who receive shares of Equity common stock in the merger will become stockholders of Equity. Your rights as a stockholder of Equity will be governed by Kansas law and the Equity Articles and the Equity Bylaws. The following briefly summarizes the material terms of Equity common stock. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding Equity’s capital stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the Kansas General Corporation Code and the Equity Articles and Equity Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law, which Equity and Community urge you to read. Copies of Equity’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, as well as the copies of Community’s governing documents, see “Where You Can Find More Information.”

Overview

Equity’s authorized capital stock consists of 50,000,000 shares of common stock, par value of $0.01 per share, of which 45,000,000 are designated as Equity common stock and 5,000,000 are designated as Class B common stock, and 10,000,000 shares of preferred stock. As of the date of this joint proxy statement/prospectus, no shares of preferred stock are outstanding.

As of August 19, 2016, there were 7,321,984 shares of Equity common stock issued and outstanding and 897,431 shares of Equity’s Class B common stock issued and outstanding. All issued and outstanding shares at that date were, and the shares of Equity common stock to be issued upon completion of this offering will be, fully paid and nonassessable. Immediately following the completion of this offering, Equity will have 10,011,822 shares of Equity common stock outstanding and 897,431 shares of Class B common stock outstanding. Also, as of August 19, 2016, options to purchase 576,611 shares of Equity common stock held by Equity’s employees, officers and directors under Equity’s 2006 Non-Qualified Stock Option Plan and its 2013 Stock Incentive Plan were outstanding.

Equity common stock

Voting Rights. Each holder of Equity common stock is entitled to one vote for each share of Equity common stock held on all matters to be voted on by Equity’s stockholders. Holders of Equity common stock elect Equity Board and act on other matters as are required to be presented to them under Kansas law or as are otherwise presented to them by the board of directors. Each holder of Equity common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If Equity issues preferred stock, holders of Equity’s preferred stock may also possess voting rights. When a quorum is present at any meeting, the vote of the holders of a majority of Equity common stock present in person or by proxy will decide any matter before such meeting, unless the matter is one requiring a different vote by applicable law or Equity’s Articles of Incorporation.

Dividends. To the extent permitted under the Kansas General Corporation Code and subject to the rights of holders of any outstanding shares of Equity’s preferred stock, holders of Equity common stock are entitled to participate ratably on a per share basis with holders of Equity’s Class B common stock in the payment of dividends, when, as and if declared thereon by the Equity Board. For a discussion of Equity’s dividend policy and dividend history, see “Dividend Policy.” If Equity issues preferred stock, the holders of the preferred stock may have a priority over the holders of Equity’s common stock with respect to dividends.

Liquidation Rights. Subject to the provisions of any outstanding series of preferred stock and after payment of all of Equity’s debts and other liabilities, the holders of Equity common stock are entitled to participate ratably on a per share basis in all distributions to the holders of Equity’s common stock in any liquidation, dissolution or winding up of Equity.

Preemptive Rights; Other. Holders of Equity common stock are not entitled to preemptive rights with respect to any shares that may be issued. The Equity common stock is not entitled to the benefits of any redemption or sinking fund provision.

Class B common stock

Voting Rights. The holders of Class B common stock have no voting rights except as may be provided for under Kansas law.

Dividends. To the extent permitted under the Kansas General Corporation Code and subject to the rights of holders of any outstanding shares of Equity’s preferred stock, holders of Equity’s Class B common stock are entitled to participate ratably on a per share basis with holders of Equity common stock in the payment of dividends, when, as and if declared thereon by the Equity Board. For a discussion of Equity’s dividend policy and dividend history, see “Dividend Policy.” If Equity issues preferred stock, the holders of the preferred stock may have a priority over the holders of Equity’s common stock with respect to dividends.

Liquidation Rights. Subject to the provisions of any outstanding series of preferred stock and after payment of all of Equity’s debts and other liabilities, the holders of Equity’s Class B common stock are entitled to participate ratably on a per share basis in all distributions to the holders of Equity’s common stock in any liquidation, dissolution or winding up of Equity.

Conversion. The stock purchase agreements pursuant to which the holders of Class B common stock purchased such shares generally provide the holders of Class B common stock with a contractual right to exchange shares of Class B common stock for shares of Equity common stock, at the election of the transferee, in connection with a transfer by such holder of Class B common stock to an unaffiliated party in the following limited circumstances: (i) a transfer to Equity or Equity Bank; (ii) a widespread public distribution; (iii) a transaction in which no transferee (or group of associated transferees) receives two percent or more of any class of voting securities of Equity; or (iv) to a transferee that would control more than fifty percent of the voting securities of Equity without any transfer from such holder of Class B common stock, in each case subject to the terms of the stock purchase agreement. The right to exchange Class B common stock for Equity common stock under the respective stock purchase agreements generally survives indefinitely. The holders of Class B common stock are also generally restricted from transferring their Class B common stock except in a transaction in which the holder would be eligible to exchange Class B common stock for Equity common stock or to an affiliate of the holder.

Preemptive Rights; Other. Holders of Equity’s Class B common stock are not entitled to preemptive rights with respect to any shares that may be issued. The Class B common stock is not entitled to the benefits of any redemption or sinking fund provision.

Preferred Stock

Upon authorization of the Equity Board, Equity may issue shares of one or more series of Equity’s preferred stock from time to time. the Equity Board may, without any action by holders of common stock and subject to the provisions of any outstanding series of preferred stock, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others, any:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

Equity may issue shares of, or rights to purchase shares of, one or more series of Equity’s preferred stock that have been or may be designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, Equity’s common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of Equity’s stockholders might believe to be in their best interests or in which Equity’s stockholders might receive a premium for their stock over Equity’s then market price.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the merger is completed, holders of Community common stock will be entitled to receive shares of Equity common stock in exchange for their shares of Community common stock. Equity is organized under the laws of the state of Kansas, and Community is organized under the laws of the state of Arkansas. The following is a summary of the material differences between (1) the current rights of Community stockholders under the Arkansas Business Corporation Act of 1987 (the “ABCA”), the Community articles of incorporation and the Community bylaws and (2) the current rights of Equity stockholders under the Kansas General Corporation Code (the “KGCC”), the Equity articles of incorporation and the Equity bylaws.

Equity and Community believe that this summary describes the material differences between the rights of the holders of Equity common stock as of the date of this joint proxy statement/prospectus and the rights of the holders of Community common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Equity’s governing documents have been filed with the SEC. Copies of the Community articles of incorporation and the Community bylaws are available upon written request from Community. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Equity	Community
AUTHORIZED CAPITAL STOCK
The Equity articles authorize it to issue up to (i) 50,000,000 shares of common stock, par value $0.01 per share, of which 45,000,000 shall be designated as Equity common stock and 5,000,000 shall be designated as Class B common stock, and (ii) 10,000,000 shares of preferred stock. As of the Equity record date for the Equity special meeting, there were [ ] shares of Equity common stock outstanding, [ ] shares of Class B common stock outstanding and [ ] shares of Equity preferred stock outstanding.	The Community articles authorize it to issue up to (i) 1,000,000 shares of common stock, par value $0.10 per share, and (ii) 100,000 shares of preferred stock, par value $0.10 per share, of which there are 12,725 authorized shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A and 636.06361 authorized shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B. As of the Community record date for the Community special meeting, there were [ ] shares of Community common stock outstanding and no shares of Community preferred stock outstanding.
PREEMPTIVE RIGHTS
Holders of Equity common stock are not entitled to preemptive rights with respect to any shares that may be issued.	Under the Community articles, Community stockholders shall have preemptive rights to purchase, upon the sale for cash of shares of Community’s common stock, their pro rata shares thereof at a price not exceeding the price at which such shares may be offered to others. The terms and conditions of the preemptive rights, and the time for their exercise, shall be established from time to time by Community’s board. There shall be no preemptive rights with respect to (i) shares issued as compensation to directors, officers, agents or employees of Community, its subsidiaries or its affiliates, (ii) shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of Community, its subsidiaries or its affiliates, and (iii) shares sold otherwise than for money.

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VOTING LIMITATIONS

The Equity articles expressly elect for Equity to be governed by Sections 17-1286 et seq. of the KGCC. Under Section 17-1286 et seq., control shares (shares that would have voting power with respect to shares of Equity that would entitle that person immediately after acquisition of the shares to exercise 20% or more of all the voting power in the election of directors) acquired in a control share acquisition have voting rights only to the extent they are granted by resolution approved by the Equity stockholders, with certain exceptions as provided in Sections 17-1286 et seq. To be approved under Section 17-1294 of the KGCC, such resolution must be approved by (i) the affirmative vote of a majority of all outstanding shares entitled to vote in the election of directors by class if required by the terms of the shares, and (ii) the affirmative vote of a majority of all outstanding shares entitled to vote in the election of directors by class if required by the terms of the shares, excluding all interested shares (generally defined as all shares owned by the acquiring person or group, Equity’s directors who are also its employees, and Equity’s officers). Under certain circumstances, Equity has redemption rights with respect to shares acquired in a control share acquisition. In addition, Equity stockholders have dissenters’ rights under certain circumstances if the control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power.

The Equity articles expressly prohibit cumulative voting of shares, except as otherwise required by law and subject to the provisions of the Equity preferred stock. Holders of shares of Class B common stock shall have no right to vote on matters which are voted upon by the Equity stockholders.

Arkansas does not have a statute limiting the voting rights of shares acquired in control share acquisitions. The Community articles expressly prohibit cumulative voting of the shares in the election of directors.
SIZE OF BOARD OF DIRECTORS
The Equity articles of incorporation currently provide that the Equity Board will consist of no less than three directors and no more than 25 directors, and, subject to the rights of the holders of any preferred stock then outstanding, the specific number of directors between three and 25 shall be authorized from time to time by, and only by, resolution duly adopted by a majority of the total number of directors then constituting the entire board. The Equity Board currently has 15 members.	The Community bylaws provide that the initial number of Community directors shall be 15. Thereafter, the number of directors shall be not less than five nor more than 20, as determined by the stockholders or the directors subject to Section 4-27-803 of the ABCA. The Community Board currently has 11 members.

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CLASSES OF DIRECTORS
The Equity Board is divided into three classes, with each class of directors serving for successive three-year terms so that each year the term of only one class of directors expires. The current classification and terms of the board consists of Class I directors whose term will expire in 2019, Class II directors whose term will expire in 2018 and Class III directors whose term will expire in 2017.	The Community Board is not divided into classes. Each director shall be elected for a term of one year or until his successor shall have been elected and qualified.
REMOVAL OF DIRECTORS
Subject to the rights of the holders of any preferred stock then outstanding, (i) any Equity director or the entire Equity Board may be removed from office at any time by the affirmative vote of the holders of record of outstanding shares representing at least 66 2/3% of the voting power of all the shares of capital stock of Equity then entitled to vote generally in the election of directors, voting together as a single class, and (ii) to the extent permitted by law, any director may be removed from office at any time, but only for cause, by the affirmative vote of a majority of the entire Equity Board.	The Community bylaws provide that a director may be removed at any time, with or without cause, by a special stockholders’ meeting called expressly for that purpose.
FILLING VACANCIES ON THE BOARD OF DIRECTORS
Subject to the rights of the holders of any preferred stock then outstanding, any vacancy occurring on the Equity Board for any reason, including any vacancy created by reason of an increase in the number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and the term of any director elected to fill a vacancy shall expire upon the expiration of the term of office of the class of directors in which such vacancy occurred. If there are no directors in office, then an election of directors may be held in the manner provided by applicable law.	Under the Community bylaws, if a vacancy occurs in the Community Board by reason of death or resignation, or if the stockholders fail to fill all the vacancies in the Community Board at the annual meeting of stockholders or any meeting for the purpose of electing directors, the vacancies shall be filled by the affirmative vote of a majority of the remaining members of the Community Board. Any vacancy caused by removal of a director shall be filled by the stockholders and may be filled at the stockholders’ meeting at which the vacancy is created or at a subsequent meeting.

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SPECIAL MEETING OF STOCKHOLDERS
Except as otherwise required by law and subject to the right of holders of preferred stock then outstanding, special meetings of stockholders may be called by the president of Equity or by or at the direction of a majority of the Equity Board, and shall be called by the chairman of the Equity Board, the president or the secretary upon the written request of the holders of not less than 20% of all outstanding shares of capital stock of Equity entitled to vote at such special meeting. The business transacted at a special meeting of stockholders shall be limited to that stated in the notice of such meeting or in a duly executed waiver thereof.	Special meetings of the stockholders may be called at any time by the CEO or president, by resolution of the Community Board or by not less than 10% of the holders of shares entitled to vote on any action to be presented at such meeting.
QUORUM
Under the Equity bylaws, except as otherwise required by law or the Equity articles, one-half of the stock issued and outstanding and entitled to vote at any meeting, represented in person or by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business. If a quorum fails to attend any meeting, the stockholders entitled to vote at any meeting, present in person or represented by proxy, may adjourn the meeting from time to time.	Under the Community bylaws, a quorum at any meeting of the stockholders shall consist of a majority in interest in the stock issued and outstanding then entitled to vote, represented in person or by proxy.
NOTICE OF STOCKHOLDER MEETINGS

The Equity bylaws provide that written notice of each meeting of stockholders stating the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered or given to each stockholder entitled to vote at such meeting not less than 10 days nor more than 60 days before the date of the meeting. If a stockholders’ meeting is adjourned for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

If mailed, notice shall be deemed to have been given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the Equity records. Attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express and exclusive purpose of objecting at the beginning of the meeting to the

Under the Community bylaws, written notice of stockholders meetings shall be given either personally or by mail, to each stockholder of record at his address, as the same appears on the stock book of Community, not less than 10 nor more than 60 days before the meeting is to be held. If a proposal to increase the authorized capital stock or bond indebtedness is to be submitted, notice must be given not less than 60 nor more than 75 days before the meeting. In case of special meetings, the notice shall also include a statement of the purpose or purposes for which the meeting is called and no other business may be transacted or considered. If at any annual meeting there shall be presented a proposal to increase the authorized capital stock or bond indebtedness, to dissolve, merge or consolidate, or to sell, lease, exchange or otherwise dispose of all or substantially all of Community’s assets, to amend the articles or to effect any other fundamental corporate changes, then that annual meeting shall be deemed, for the purpose of notice, a special meeting. Notice of

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transaction of any business because the meeting was not lawfully called or convened.

An affidavit of the secretary or assistant secretary or of the transfer agent of Equity that notice has been given shall be prima facie evidence of the facts stated therein in the absence of fraud.

any meeting or service of such notice may be waived in writing before or after the meeting by a stockholder or by the attendance in person or by proxy of any stockholder at such meeting. No irregularity of notice of any regular or special meeting of the stockholders shall invalidate such meeting or any proceeding thereat.
ADVANCE NOTICE OF STOCKHOLDER PROPOSALS

The Equity bylaws establish an advance notice procedure with regard to nominations of directors and other business proposals to be brought before Equity’s annual meeting by a stockholder of record of Equity.

Except as may otherwise be require by applicable law or regulation, or be expressly authorized by the entire Equity Board, a stockholder may make a nomination or nominations for directors of Equity at an annual meeting of stockholders or may bring up any other matter for consideration and action by the stockholders at an annual meeting of stockholders, only if the following provisions shall have been satisfied:

(1) such stockholder must be a stockholder of record on the record date for such annual meeting, must continue to be a stockholder of record at the time of such meeting and must be entitled to vote on such matter so presented;

(2) such stockholder must deliver or cause to be delivered a written notice to the Equity secretary. The notice must be received by the secretary no less than 120 days prior to the day corresponding to the date on which Equity released its proxy statement in connection with the previous year’s annual meeting; provided, however, that if the date of the annual meeting has been changed by more than 30 days from the date of the previous year’s annual meeting, such notice must be received by the secretary a reasonable time prior to the time at which notice of such meeting is delivered to the stockholders. The notice shall specify (i) the name and address of the stockholder as they appear on the books of Equity, (ii) the class and number of shares of Equity which are beneficially owned by the stockholder, (iii) any material interest of the stockholder in the proposed business described in then notice, (iv) if such business is a nomination for director, each nomination sought to be made, together with the reasons for each nomination, a description of the qualifications and business or professional experience of each proposed nominee and a statement signed by each nominee indicating his or her

The Community bylaws do not establish an advance notice procedure with regard to nominations of directors and other business proposals to be brought before Community’s annual meeting by a stockholder of record of Community.

Under the ABCA, stockholders have the right to submit proposals to the board and to submit nominations for directors.

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willingness to serve if elected, and disclosing the information about such stockholder that would be required by the Exchange Act, and the rules and regulations promulgated thereunder, to be disclosed in the proxy materials for the meeting involved if such stockholder were a nominee of Equity for election as one of its directors, (v) if such business is other than a nomination for director, the nature of the business, the reasons why it is sought to be raised and submitted for a vote of the stockholders and if and why it is deemed by such stockholder to be beneficial to Equity, and (vi) if so requested by Equity, all other information that would be required to be filed with the SEC if, with respect to the business proposed to be brought before the meeting, the person proposing such business was a participant in a solicitation subject to Section 14 of the 1934 Act; (3) notwithstanding satisfaction of provisions (1) and (2) above, the proposed business described in the notice may be deemed not to be properly brought before the meeting if, pursuant to state law or any rule or regulation of the SEC, it was offered as a stockholder proposal and was omitted, or had it been so offered, it could have been omitted, from the notice of, and proxy material for, the meeting (or any supplement thereto) authorized by the Equity Board; and

(4) in the event such notice is timely given pursuant to provision (2) and the business described therein is not disqualified pursuant to provision (3), such business may be presented by, and only by, the stockholder who shall have given the notice required by provision (1) or a representative of such stockholder.

If the above provisions shall not have been satisfied, any nomination sought to be made or other business sought to be presented by such stockholder for consideration and action by the stockholders at such a meeting shall be deemed not properly brought before the meeting, shall be ruled by the chairman of the Equity Board to be out of order and shall not be presented or acted upon at the meeting.

Equity	Community
ANTI-TAKEOVER PROVISIONS AND OTHER STOCKHOLDER PROTECTIONS

Sections 17-12,100 et seq. of the KGCC restricts certain business combinations between Equity and an interested stockholder for three years following the date that such stockholder became an interested stockholder. An interested stockholder is any person, other than Equity and any direct or indirect majority-owned subsidiary of Equity, that is the owner of 15% or more of the outstanding voting stock of Equity, or an affiliate or associate of Equity and was the owner of 15% or more of the outstanding voting stock of Equity at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder and the affiliates and associates of such person. Certain other persons are excluded from the definition of interested stockholder as provided in Section 17-12,100 of the KGCC.

The restrictions in Sections 17-12,100 et seq. of the KGCC do not apply if (1) prior to such date the Equity Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Equity outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (3) on or after such date the business combination is approved by the Equity Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Although a Kansas corporation may elect not to be governed by Sections 17-12,100 et seq. of the KGCC, Equity has expressly elected to be governed by Sections 17-12,100 et seq. of the KGCC.

For a discussion of Sections 17-1286 et seq. of the KGCC, which are also anti-takeover provisions, see “Voting Limitations” above.

Neither Community’s articles nor its bylaws include anti-takeover provisions. Arkansas does not have a statute restricting certain business combinations between Community and an interested stockholder, nor does it have a statute limiting the voting rights of shares acquired in control share acquisitions.

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LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS
The Equity articles provide that no Equity director shall be liable to Equity or its stockholders for monetary damages for a breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the KGCC as presently in effect or as the same may be amended. Any repeal or modification of the provision limiting personal liability of directors shall not adversely affect any right or protection of an Equity director existing at the time of such repeal or modification.	Neither the Community articles nor its bylaws address the personal liability of officers and directors. Section 4-27-830 of the ABCA provides that if a director complies with the standard of conduct under the ABCA, the director may not be liable for any action taken as a director, or failure to take such action. Section 4-27-842 of the ABCA provides that if an officer complies with the standard of conduct under the ABCA, the officer may not be liable for any action taken as an officer, or failure to take such action.
INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

In addition to and without limiting the rights to indemnification and advancement of expenses specifically provided for in the Equity bylaws, Equity shall indemnify and advance expenses to each person who is or was an officer or director of Equity, or who is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, to the fullest extent permitted by the laws of the State of Kansas as then in effect.

The Equity bylaws provide that Equity shall indemnify each person who has been or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Equity), by reason of the fact that such person is or was an officer or director of Equity or is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, against all liabilities and expenses, including, without limitation, judgments, amounts paid in settlement, attorneys’ fees, ERISA excise taxes or penalties, fines and other expenses actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Equity and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that Equity shall not be required to indemnify or advance expenses to any person in connection with an action, suit or proceeding initiated by such person (other than an action, suit or proceeding initiated by such person to enforce his right to indemnification and advancement of expenses

The Community bylaws provide that every person who was or is a party or is threatened to be made a party to, or is involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Community or is or was serving at the request of Community as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to any procedure specified in the ABCA, as amended and as the same may be amended in the future, against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith.

The Community bylaws further provide that expenses incurred by a director or officer of Community in defending a civil or criminal action, suit or proceeding by reason of the fact that he is, or was, a director or officer of Community (or was serving at Community’s request as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise) shall be paid by Community as incurred and in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by, or on behalf of, such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Community as authorized by relevant provisions of the ABCA as the same exists or as it may be amended in the future.

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pursuant to this section) unless the initiation of such action, suit or proceeding was authorized in advance by the Equity Board.

Equity shall indemnify each person who has been or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Equity to procure a judgement in its favor by reason of the fact that the person is or was a director or officer of Equity or is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, against all liabilities and expenses, including, without limitation, amounts paid in settlement, attorneys’ fees and other expenses actually and reasonably incurred by such person in connection with such action or suit, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Equity, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to Equity unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

Indemnification of a person referred to in the above paragraphs is mandatory if such person has been successful in the merits or otherwise in defense of any action, suit or proceeding referred to in the above paragraphs, or in defense of any claim, issue or matter therein. For all other situations, and unless indemnification is ordered by a court, any indemnification by Equity shall be made only as authorized in the specific case upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in the above paragraphs. Such determination shall be made (i) by the Equity Board by a majority vote of a quorum consisting of directors who were not parties to such action or proceeding, or (ii) if such a quorum is not attainable, or even if attainable, should a quorum of disinterested directors so direct, by independent legal counsel in a written opinion, or (iii) by the Equity stockholders. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or under a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person did not act in

The Community Board may cause Community to purchase and maintain insurance on behalf of any person who is or was a director or officer of Community, or is or was serving at the request of Community as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not Community would have the power to indemnify such person.

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good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of Equity and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

Expenses actually and reasonably incurred by a person entitled to indemnification under the Equity bylaws shall be paid by Equity in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Equity. The Equity Board may, in each individual case, impose any additional terms and conditions as they shall deem appropriate. The indemnification and advancement of expenses provided by, or granted pursuant to, the Equity bylaws shall continue as to any person who has ceased to hold any position with Equity or any other enterprise, and shall inure to the benefit of the heirs, executors, administrators and estate of such person.

Upon resolution passed by the Equity Board, Equity may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Equity or is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not Equity would have the power to indemnify him against such liability under the Equity bylaws.

Notwithstanding any other provision of the Equity bylaws, in no event shall Equity indemnify any person against liabilities, penalties or expenses incurred in connection with an administrative proceeding or action instituted by a bank regulatory agency, which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by such person or persons in the form of payments to Equity or any other enterprise.

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AMENDMENTS TO ORGANIZATIONAL DOCUMENTS

Equity reserves the right to amend, alter, change or repeal any provision contained in the Equity articles in the manner now or hereafter prescribed in the Equity articles and by the laws of the state of Kansas, and all rights conferred upon stockholders in the Equity articles are granted subject to such reservation. Notwithstanding the above provision or any other provisions of the Equity articles or bylaws, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of the then outstanding voting stock of Equity, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Articles VI (Action by Stockholders), VII (Number, Classification and Election of Directors; Vacancies), VIII (Removal of Directors), IX (Indemnification of Officers and Directors), XI (Control Share Acquisitions), XII (Business Combinations with Interested Stockholders), XIII (Amendment of Bylaws) or XIV (Amendment of Articles) of the Equity articles.

The Equity Board is authorized to make, amend, alter or repeal the Equity bylaws, subject to the power of the stockholders as described below to make, amend, alter or repeal the Equity bylaws. Notwithstanding the foregoing or any other provisions of the Equity articles or bylaws, the affirmative vote of at least 66 2/3% of the voting power of all the shares of the then outstanding voting stock of Equity, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provisions inconsistent with, Articles II (Meetings of Stockholders), III (Directors), VIII (Indemnification of Directors, Officers, Employees & Agents) or IX (Amendments) of the Equity bylaws.

Under the ABCA, unless the corporation’s articles provide otherwise, a corporation’s board may adopt one or more amendments to the corporation’s articles without stockholder action to: (i) extend the duration of the corporation if it was incorporated at a time when limited duration was required by law, (ii) delete the names and addresses of initial directors, (iii) change the information related to the corporation’s registered agent, (iv) change each issued and unissued authorized share of an outstanding class into a greater number of whole shares if the corporation has only shares of that class outstanding, (v) change the corporate name by substituting the word “corporation”, “incorporated”, “company”, “limited”, or abbreviations of those words, for a similar word or abbreviation in the name, or by adding, deleting or changing a geographical attribution for the name, or (vi) make any other change expressly permitted by Chapter 27 of the ABCA to be made without stockholder action. For any other amendment to be adopted, the corporation’s board must recommend the amendment to the stockholders unless the board determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the stockholders with the amendment, and the stockholders entitled to vote on the amendment must approve the amendment. Unless Chapter 27 of the ABCA, the corporation’s articles, or the corporation’s board require a greater vote or a vote by voting groups, the amendment must be approved by (i) a majority of votes entitled to be cast by any voting group with respect to which the amendment would create dissenters’ rights, and (ii) each other voting group entitled to vote on the amendment by action taken at a meeting in which a quorum is present and at which the votes cast favoring the amendment exceed the votes cast opposing the amendment.

Under the Community articles, the Community Board is expressly authorized to make, alter or repeal bylaws of Community. The Community bylaws provide that bylaws may be adopted, amended or repealed at any meeting of the Community Board by the vote of a majority thereof, unless the Community articles provide for the adoption, amendment or repeal by the stockholders, in which event action thereon may be taken at any meeting of the

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stockholders by vote of a majority of the voting shares outstanding and a majority of the outstanding shares of any other class which may be substantially adversely affected by such action. The Community articles do not currently provide for adoption, amendment or repeal of the bylaws by the stockholders.
ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS
Under the Equity articles, any action required or permitted to be taken by the stockholders of Equity must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.	Under the Community articles, unless otherwise provided by law, any action required to be taken at a meeting of the stockholders, or any other action which may be taken at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the stockholders owning a number of shares equal or greater to the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted.
STOCKHOLDER RIGHTS PLAN
Equity does not have a stockholder rights plan in effect.	Community does not have a stockholder rights plan in effect.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Equity

Equity common stock is listed on NASDAQ under the symbol “EQBK.” As of [            ], 2016, the latest practicable date prior to the printing of this joint proxy statement/prospectus, there were approximately [    ] holders of record of Equity common stock. As of such date, approximately [                ] shares of Equity common stock were outstanding. Equity common stock has no public trading history prior to November 11, 2015.

The following table shows the high and low sales prices per share of Equity common stock as reported on NASDAQ on (1) July 13, 2016, the last full trading day preceding the public announcement that Equity and Community had entered into the merger agreement, (2) [            ], 2016, the latest practicable trading day before the printing of this joint proxy statement/prospectus and (3) the periods indicated therein.

	Equity common stock
	High	Low
July 13, 2016(1)	$21.91	$21.31
[ ], 2016(2)

Quarter Ended
December 31, 2015 (beginning November 11, 2015)	$24.93	$16.00
March 31, 2016	$24.10	$19.72
June 30, 2016	$23.94	$19.81

(1)	The last full trading day preceding the public announcement of the entry into the merger agreement.
(2)	The latest practicable date prior to the printing of this joint proxy statement/prospectus.

The foregoing table may not provide meaningful information to Equity stockholders in determining whether to approve the Equity Merger Proposal, nor provide meaningful information to Community stockholders in determining whether to approve the Community Merger Proposal. Each of Equity and Community stockholders are advised to obtain current market quotations for Equity common stock. The market price of Equity common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Equity common stock before or after the closing date of the merger. Changes in the market price of Equity common stock prior to the closing of the merger will affect the market value of the merger consideration that Community stockholders will be entitled to receive upon completion of the merger. See the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 38.

Equity Dividend Policy

Equity has not historically declared or paid cash dividends on Equity’s common stock and does not expect to pay dividends on Equity’s common stock for the foreseeable future. Instead, Equity anticipates that all of Equity’s future earnings will be retained to support Equity’s operations and to finance the growth and development of Equity’s business. Any future determination to pay dividends on Equity’s common stock will be made by the Equity Board and will depend on a number of factors, including:

•	Equity’s historical and projected financial condition, liquidity and results of operations;

•	Equity’s capital levels and requirements;

•	statutory and regulatory prohibitions and other limitations;

•	any contractual restriction on Equity’s ability to pay cash dividends, including pursuant to the terms of any of Equity’s credit agreements or other borrowing arrangements;

•	Equity’s business strategy;

•	tax considerations;

•	any acquisitions or potential acquisitions that Equity may examine;

•	general economic conditions; and

•	other factors deemed relevant by the Equity Board.

Equity is not obligated to pay dividends on its common stock.

As a Kansas corporation, Equity is subject to certain restrictions on dividends under the Kansas General Corporation Code. Generally, a Kansas corporation may pay dividends to its stockholders out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, or both. In addition, if the capital of a Kansas corporation is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation cannot declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Equity is also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. For more information, see “Information About Equity—Information About Equity’s Business—Supervision and Regulation—Banking Regulation—Standards for Safety and Soundness.”

Since Equity is a bank holding company and does not engage directly in business activities of a material nature, Equity’s ability to pay dividends to its stockholders depends, in large part, upon Equity’s receipt of dividends from Equity Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The present and future dividend policy of Equity Bank is subject to the discretion of its board of directors. Equity Bank is not obligated to pay dividends.

Community

Community is a privately held corporation and its common stock is not traded on any established public trading market, which results in infrequent trading of Community’s common stock. As of the Community record date, there were approximately [    ] holders of record of Community common stock. As of such date, approximately [    ] shares of Community common stock were outstanding.

Community has historically paid annual cash dividends to its common stockholders; the last such dividend was declared and paid by Community during the first quarter of 2016, and totaled $558,750, or, approximately $1.45 per share. Dividends were also declared and paid by Community to its common stockholders in each of 2014 and 2015, with aggregate dividends paid totaling $532,274 for 2015, and $265,287 for 2014. While it has distributed a portion of its annual income as cash dividends to its common stockholders, Community has historically retained a significant portion of its earnings for reinvestment into its ongoing business operations. Payments of future dividends, if any, will be at the discretion of the Community Board after taking into account various factors, including Community business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on Community’s ability to pay dividends, including the merger agreement. In addition, the payment of dividends by financial holding companies is generally subject to legal and regulatory limitations.

LEGAL MATTERS

The validity of the Equity common stock offered by this prospectus will be passed upon for Equity by Wise & Reber, L.C., McPherson, Kansas. Certain legal matters in connection with this offering will be passed upon for Equity by Norton Rose Fulbright US LLP, Dallas, Texas and for the Community by Bryan Cave LLP, Atlanta, Georgia.

EXPERTS

Equity

The consolidated financial statements of Equity Bancshares, Inc. as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, included in this joint proxy statement/prospectus have been audited by Crowe Chizek LLP, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein. Such consolidated financial statements have been so included and incorporated in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

Community

The consolidated financial statements of Community and its subsidiaries as of December 31, 2015 and 2014, and for the fiscal years ended December 31, 2015 and 2014 have been included herein and have been audited by Erwin & Company, independent registered public accounting firm, in reliance upon the report of such firm appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

DATE FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2017 ANNUAL MEETING

Any stockholder desiring to present a stockholder proposal at Equity’s 2017 Annual Meeting and to have the proposal included in Equity’s related proxy statement pursuant to Rule 14a-8 of the Exchange Act must send the proposal to Corporate Secretary, Equity Bancshares, Inc., 7701 East Kellogg Drive, Suite 200 Wichita, Kansas 67207, so that it is received no later than November 29, 2016. All such proposals should be in compliance with SEC rules and regulations. Equity will only include in its proxy materials those stockholder proposals that it receives before the deadline and that are proper for stockholder action.

In addition, Equity’s Articles provide that only such business which is properly brought before a meeting of the stockholders will be conducted. For business to be properly brought before a meeting or nominations of persons for election to the Board to be properly made at a meeting by a stockholder, notice must be received by the Secretary of Equity at its offices no less than one hundred twenty (120) days prior to the day corresponding to the date on which Equity released its proxy statement in connection with the previous year’s annual meeting; provided, however, that if the date of the annual meeting has been changed by more than thirty (30) days from the date of the previous year’s annual meeting, such notice must be received by the Secretary a reasonable time prior to the time at which notice of such meeting is delivered to the stockholders. Such notice to Equity must also provide certain information set forth in Equity’s Articles. A copy of Equity’s Articles may be obtained upon written request to the Secretary of Equity or by visiting Equity’s corporate website at www.equitybank.com.

WHERE YOU CAN FIND MORE INFORMATION

Equity has filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Equity common stock that Community stockholders will be entitled to receive in connection with the Merger if the Merger is completed. This joint proxy statement/prospectus is a part of that registration statement. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Equity and Equity common stock. The rules and regulations of the SEC allow Equity to omit certain information included in the registration statement from this joint proxy statement/prospectus.

Equity also files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of the materials Equity files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. General information about Equity, including Equity’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through Equity’s website at investor.equitybank.com as soon as reasonably practicable after Equity files them with, or furnishes them to, the SEC. Information on Equity’s website is not incorporated into this joint proxy statement/prospectus or Equity’s other securities filings and is not a part of these filings.

Set forth below are additional documents which are incorporated by reference and contain important information about Equity and its financial condition.

Equity SEC Filings (SEC File No. 001-37624; CIK No. 0001227500)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2015
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2015 and June 30, 2016
Current Reports on Form 8-K	Filed on February 3, 2016, April 4, 2016, May 3, 2016, July 14, 2016 (other than the portions of those documents not deemed to be filed)
Definitive Proxy Statement on Schedule 14A	Filed on March 28, 2016
The description of Equity’s common stock set forth in Equity’s Registration Statement on Form 8-A	Filed on November 11, 2015

In addition, Equity incorporates by reference all documents it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of its special meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements.

You can obtain any of the documents referred to above through Equity or from the SEC through the SEC’s Internet site at the address described above. Documents incorporated by reference are available from Equity without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from Equity at the following address:

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Attn: Investor Relations

Telephone: (316) 612-6000

Community is a private company and accordingly does not file reports or other information with the SEC. If you would like to request documents from Community, please send a request in writing or by telephone to Community at the following address:

Community First Bancshares, Inc.

200 East Ridge Avenue

Harrison, Arkansas 72601

Attention: Jerry Maland

Telephone: (870) 391-8000

If you would like to request documents, please do so by [    ], 2016 to receive them before the Community and Equity special meetings respectively. If you request any incorporated documents from Equity, then Equity will mail them to you by first-class mail, or another equally prompt means, within one business day after Equity receives your request.

Equity has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Equity, and Community has supplied all information contained in this joint proxy statement/prospectus relating to Community.

Neither Equity nor Community has authorized anyone to give any information or make any representation about the Merger, the Equity share issuance or their companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained herein speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

EQUITY BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

June 30, 2016 and December 31, 2015

(Dollar amounts in thousands, except per share data)

	(Unaudited) June 30, 2016	December 31, 2015
ASSETS
Cash and due from banks	$25,413	$36,276
Federal funds sold	20,789	20,553

Cash and cash equivalents	46,202	56,829
Interest-bearing time deposits in other banks	5,245	5,245
Available-for-sale securities	74,976	130,810
Held-to-maturity securities, fair value of $324,425 and $312,802	317,509	310,539
Loans held for sale	4,002	3,504
Loans, net of allowance for loan losses of $6,030 and $5,506	974,080	954,849
Other real estate owned, net	4,898	5,811
Premises and equipment, net	39,103	39,147
Bank owned life insurance	33,052	32,555
Federal Reserve Bank and Federal Home Loan Bank stock	10,875	11,013
Interest receivable	4,323	4,540
Goodwill	18,130	18,130
Core deposit intangible, net	1,376	1,549
Other	11,086	11,206

Total assets	$1,544,857	$1,585,727

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$157,896	$157,834

Total non-interest-bearing deposits	157,896	157,834

Savings, NOW, and money market	595,272	619,468
Time	443,599	438,612

Total interest-bearing deposits	1,038,871	1,058,080

Total deposits	1,196,767	1,215,914
Federal funds purchased and retail repurchase agreements	22,782	20,762
Federal Home Loan Bank advances	147,648	145,439
Bank stock loan	—	18,612
Subordinated debentures	9,371	9,251
Contractual obligations	2,831	3,093
Interest payable and other liabilities	7,270	5,423

Total liabilities	1,386,669	1,418,494
Commitments and contingent liabilities, see Notes 10 and 11
Stockholders’ equity, see Note 6
Preferred stock, Series C (liquidation preference of $16,372)	—	16,372
Common stock	97	97
Additional paid-in capital	138,480	138,077
Retained earnings	41,240	34,955
Accumulated other comprehensive loss	(1,732)	(2,371)
Employee stock loans	(242)	(242)
Treasury stock	(19,655)	(19,655)

Total stockholders’ equity	158,188	167,233

Total liabilities and stockholders’ equity	$1,544,857	$1,585,727

See accompanying condensed notes to interim consolidated financial statements.

EQUITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the Three and Six Months ended June 30, 2016 and 2015

(Dollar amounts in thousands, except per share data)

	(Unaudited) Three Months Ended June 30,		(Unaudited) Six Months Ended June 30,
	2016	2015	2016	2015
Interest and dividend income
Loans, including fees	$11,551	$10,737	$23,392	$21,149
Securities, taxable	1,987	1,796	4,196	3,529
Securities, nontaxable	332	265	660	455
Federal funds sold and other	510	169	994	266

Total interest and dividend income	14,380	12,967	29,242	25,399
Interest expense
Deposits	1,670	1,090	3,277	2,126
Federal funds purchased and retail repurchase agreements	14	14	26	30
Federal Home Loan Bank advances	345	88	677	126
Bank stock loan	—	149	—	300
Subordinated debentures	157	160	310	318

Total interest expense	2,186	1,501	4,290	2,900
Net interest income	12,194	11,466	24,952	22,499
Provision for loan losses	532	605	1,255	1,330

Net interest income after provision for loan losses	11,662	10,861	23,697	21,169
Non-interest income
Service charges and fees	807	615	1,586	1,170
Debit card income	728	540	1,405	981
Mortgage banking	335	375	577	578
Increase in value of bank owned life insurance	246	231	497	466
Net gain from securities transactions	59	2	479	370
Other	277	285	606	880

Total non-interest income	2,452	2,048	5,150	4,445
Non-interest expense
Salaries and employee benefits	5,246	4,862	10,458	9,584
Net occupancy and equipment	1,068	1,020	2,162	2,126
Data processing	869	727	1,707	1,381
Professional fees	568	441	1,017	912
Advertising and business development	330	277	548	568
Telecommunications	287	198	518	379
FDIC insurance	255	175	513	351
Courier and postage	158	126	303	263
Amortization of core deposit intangible	86	61	173	121
Loan expense	168	118	260	178
Other real estate owned	(58)	56	8	121
Loss on debt extinguishment	—	—	58	316
Other	964	966	1,905	1,745

Total non-interest expense	9,941	9,027	19,630	18,045

Income before income taxes	4,173	3,882	9,217	7,569
Provision for income taxes	1,327	1,313	2,931	2,559

Net income	2,846	2,569	6,286	5,010
Dividends and discount accretion on preferred stock	—	(43)	(1)	(86)

Net income allocable to common stockholders	$2,846	$2,526	$6,285	$4,924

Basic earnings per share	$0.35	$0.40	$0.77	$0.79

Diluted earnings per share	$0.34	$0.40	$0.75	$0.78

See accompanying condensed notes to interim consolidated financial statements.

EQUITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three and Six Months ended June 30, 2016 and 2015

(Dollar amounts in thousands)

	(Unaudited) Three Months Ended June 30,		(Unaudited) Six Months Ended June 30,
	2016	2015	2016	2015
Net income	$2,846	$2,569	$6,286	$5,010
Other comprehensive income:
Unrealized holding gains (losses) arising during the period on available-for-sale securities	425	(650)	1,633	(271)
Amortization of unrealized losses on held-to-maturity securities	152	160	292	423
Reclassification adjustment for net gains included in net income	(473)	(2)	(893)	(370)

Total other comprehensive income (loss)	104	(492)	1,032	(218)
Tax effect	(42)	188	(393)	84

Other comprehensive income (loss), net of tax	62	(304)	639	(134)

Comprehensive income	$2,908	$2,265	$6,925	$4,876

See accompanying condensed notes to interim consolidated financial statements.

EQUITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Six Months ended June 30, 2016 and 2015

(Unaudited)

(Dollar amounts in thousands, except per share data)

	Preferred Stock	Common Stock
	Series C	Shares Outstanding	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Employee Stock Loans	Treasury Stock	Total Stockholders’ Equity
Balance at January 1, 2015	$16,359	6,067,511	$76	$98,398	$24,832	$(2,281)	$—	$(19,655)	$117,729
Net income	—	—	—	—	5,010	—	—	—	5,010
Other comprehensive income, net of tax effects	—	—	—	—	—	(134)	—	—	(134)
Accretion of discount on preferred stock	4	—	—	—	(4)	—	—	—	—
Stock based compensation	—	—	—	216	—	—	—	—	216
Common stock issued upon termination of restricted stock unit plan, net of employee stock loans	—	203,216	2	222	—	—	(1,215)	—	(991)
Cash dividends declared and accrued on preferred stock	—	—	—	—	(82)	—	—	—	(82)

Balance at June 30, 2015	$16,363	6,270,727	$78	$98,836	$29,756	$(2,415)	$(1,215)	$(19,655)	$121,748

Balance at January 1, 2016	$16,372	8,211,727	$97	$138,077	$34,955	$(2,371)	$(242)	$(19,655)	$167,233
Net income	—	—	—	—	6,286	—	—	—	6,286
Other comprehensive income, net of tax effects	—	—	—	—	—	639	—	—	639
Retirement of preferred stock	(16,372)	—	—	—	—	—	—	—	(16,372)
Stock based compensation	—	—	—	282	—	—	—	—	282
Common stock issued upon exercise of stock options	—	7,688	—	121	—	—	—	—	121

Cash dividends declared and accrued on preferred stock	—	—	—	—	(1)	—	—	—	(1)

Balance at June 30, 2016	$—	8,219,415	$97	$138,480	$41,240	$(1,732)	$(242)	$(19,655)	$158,188

See accompanying condensed notes to interim consolidated financial statements.

EQUITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months ended June 30, 2016 and 2015

(Dollar amounts in thousands, except per share data)

	(Unaudited) June 30,
	2016	2015
Cash flows from operating activities
Net income	$6,286	$5,010
Adjustments to reconcile net income to net cash from operating activities:
Stock based compensation	282	216
Depreciation	841	817
Provision for loan losses	1,255	1,330
Net accretion (amortization) of purchase valuation adjustments	192	(272)
Amortization of premiums and discounts on securities	1,265	1,074
Amortization of intangibles	176	121
Deferred income taxes	(34)	(57)
FHLB stock dividends	(327)	(96)
Loss (gain) on sales and valuation adjustments on other real estate owned	(142)	18
Net loss (gain) on securities transactions	(479)	(370)
Loss (gain) on disposal of premise and equipment	(39)	(9)
Loss (gain) on sales of loans	(496)	(492)
Originations of loans held for sale	(21,987)	(22,341)
Proceeds from the sale of loans held for sale	21,985	21,479
Increase in the value of bank owned life insurance	(497)	(466)
Change in fair value of derivatives recognized in earnings	4	16
Net change in:
Interest receivable	217	(389)
Other assets	(314)	4
Interest payable and other liabilities	(918)	359

Net cash provided by (used in) operating activities	7,270	5,952
Cash flows to investing activities
Purchases of available-for-sale securities	(25,576)	(44,543)
Purchases of held-to-maturity securities	(25,811)	(69,064)
Proceeds from sales, calls, pay-downs, and maturities of available-for-sale securities	82,774	25,066
Proceeds from calls, pay-downs and maturities of held-to-maturity securities	19,677	23,419
Net change in interest-bearing time deposits in other banks	—	250
Net change in loans	(21,038)	(107,860)
Purchase of premises and equipment	(863)	(5,117)
Proceeds from sale of premise and equipment	175	15
Net redemption (purchase) of FHLB and FRB stock	465	(6,555)
Proceeds from sale of other real estate owned	2,391	538

Net cash provided by (used in) investing activities	32,194	(183,851)
Cash flows (to) from financing activities
Net increase (decrease) in deposits	(19,153)	22,986
Net change in federal funds purchased and retail repurchase agreements	2,020	(1,062)
Net borrowings (payments) on Federal Home Loan Bank line of credit	2,209	150,312
Principal payments on Federal Home Loan Bank term advances	—	(4,432)
Principal payments on bank stock loan	(18,612)	(777)
Issuance of employee stock loans	—	(1,215)
Proceeds from the exercise of employee stock options	109	—
Redemption of Series C preferred stock	(16,372)	—
Net change in contractual obligations	(262)	(136)
Dividends paid on preferred stock	(42)	(82)
Excess tax benefits recognized in termination of restricted stock unit plan	—	224
Excess tax benefits recognized on exercise of employee stock options	12	—

Net cash provided by (used in) financing activities	(50,091)	165,818

Net change in cash and cash equivalents	(10,627)	(12,081)
Cash and cash equivalents, beginning of period	56,829	31,707

Ending cash and cash equivalents	$46,202	$19,626

Supplemental cash flow information:
Interest paid	$4,167	$2,877
Income taxes paid, net of refunds	1,580	2,090
Supplemental noncash disclosures:
Other real estate owned acquired in settlement of loans	1,336	2,543
Preferred stock dividends payable at period end	—	41
Securities purchased but not settled	1,954	—
Loans purchased but not settled	—	5,000

See accompanying condensed notes to interim consolidated financial statements.

EQUITY BANCSHARES, INC.

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

(Unaudited)

(Dollar amounts in thousands, except per share data)

NOTE 1 – BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Equity Bancshares, Inc., its wholly owned subsidiary, Equity Bank and Equity Bank’s wholly owned subsidiary, SA Holdings, Inc. These entities are collectively referred to as the “Company”. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) for interim financial information and in accordance with guidance provided by the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial information. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. In the opinion of management, the interim statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows of the Company on a consolidated basis and all such adjustments are of a normal recurring nature. These financial statements and the accompanying notes should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2015 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2016. Operating results for six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016 or any other period.

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer. These amendments are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period. The amendments should be applied retrospectively to all periods presented or retrospectively with the cumulative effect recognized at the date of initial application. The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements.

In January 2016, FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The main provisions of the update are to eliminate the available-for-sale classification of accounting for equity securities and to adjust fair value disclosures for financial instruments carried at amortized costs such that the disclosed fair values represent an exit price as opposed to an entry price. The amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those years. Generally, early adoption of the amendments in this update is not permitted. An entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, Leases, with the intention of improving financial reporting about leasing transactions. The ASU requires all lessees to recognize lease assets and lease liabilities on the balance sheet. Lessor accounting is largely unchanged by the ASU, however disclosures about the amount, timing, and uncertainty of cash flows arising from leases are required of both lessees and lessors. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach provides for optional practical expedients when applying the ASU to leases that commenced before the effective date of the ASU. The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements but expects that assets and liabilities will increase to reflect the impact of this standard.

In March 2016, FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which will change how the Company accounts for certain aspects of share-based payments to employees. Under the guidance, excess tax benefits generated when the tax-return deductible compensation expense for the award exceeds the cumulative compensation cost recognized for financial reporting purposes will be recorded as an income tax benefit in the income statement rather than being recognized directly to additional paid-in capital. The accounting for an employee’s use of shares to satisfy the Company’s statutory income tax withholding obligation and for forfeitures is also changing. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016 and all guidance will be applied prospectively. The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, Financial Instruments – Credit Losses, which will change how the Company measures credit losses for most of its financial assets. For loans held for investment, off-balance-sheet credit exposures, such as loan commitments and standby letters of credit, and held-to-maturity investment securities. The Company will be required to use a new forward-looking expected loss model that is anticipated to result in the earlier recognition of allowances for losses. For available-for-sale securities with unrealized losses, the Company will measure credit losses in a manner similar to current practice, but will recognize those credit losses as allowances rather than reductions in the amortized cost of the securities. In addition, the ASU requires significantly more disclosure including information about credit quality by year of origination for most loans. The ASU is effective for the Company beginning in the first quarter of 2020. Generally, the amendments will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements.

NOTE 2 – SECURITIES

The amortized cost and fair value of available-for-sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2016
Available-for-sale securities
U.S. government-sponsored entities	$4,745	$—	$(26)	$4,719
Residential mortgage-backed securities (issued by government-sponsored entities)	65,584	466	(57)	65,993
Corporate	3,000	—	(19)	2,981
Small Business Administration loan pools	249	22	—	271
State and political subdivisions	501	7	—	508
Equity securities	500	4	—	504

	$74,579	$499	$(102)	$74,976

December 31, 2015
Available-for-sale securities
U.S. government-sponsored entities	$17,090	$23	$(77)	$17,036
Residential mortgage-backed securities (issued by government-sponsored entities)	109,784	234	(497)	109,521
Corporate	3,000	—	(46)	2,954
Small Business Administration loan pools	275	22	—	297
State and political subdivisions	504	4	—	508
Equity securities	500	—	(6)	494

	$131,153	$283	$(626)	$130,810

The amortized cost and fair value of held-to-maturity securities and the related gross unrecognized gains and losses were as follows:

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
June 30, 2016
Held-to-maturity securities
U.S. Government-sponsored entities	$2,188	$—	$—	$2,188
Residential mortgage-backed (securities issued by government sponsored entities)	233,302	4,058	(4)	237,356
Corporate	12,985	279	(546)	12,718
Small Business Administration loan pools	2,636	61	—	2,697
State and political subdivisions	66,398	3,078	(10)	69,466

	$317,509	$7,476	$(560)	$324,425

December 31, 2015
Held-to-maturity securities
U.S. Government-sponsored entities	$2,669	$—	$(26)	$2,643
Residential mortgage-backed (securities issued by government sponsored entities)	230,554	1,208	(769)	230,993
Corporate	12,983	135	(360)	12,758
Small Business Administration loan pools	2,863	17	(5)	2,875
State and political subdivisions	61,470	2,077	(14)	63,533

	$310,539	$3,437	$(1,174)	$312,802

The tables above present unrecognized losses on held-to-maturity securities since date of designation.

The fair value and amortized cost of debt securities at June 30, 2016, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$—	$—	$2,259	$2,277
One to five years	501	508	19,722	20,447
Five to ten years	7,745	7,699	22,366	23,941
After ten years	249	272	39,860	40,404
Mortgage-backed securities	65,584	65,993	233,302	237,356

Total debt securities	$74,079	$74,472	$317,509	$324,425

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was approximately $295,301 at June 30, 2016 and $368,926 at December 31, 2015.

The following tables show gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2016 and December 31, 2015:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
June 30, 2016
Available-for-sale securities
U.S. Government-sponsored entities	$4,719	$(26)	$—	$—	$4,719	$(26)
Residential mortgage-backed (issued by government-sponsored entities)	10,306	(57)	—	—	10,306	(57)
Corporate	2,981	(19)	—	—	2,981	(19)

Total temporarily impaired securities	$18,006	$(102)	$—	$—	$18,006	$(102)

December 31, 2015
Available-for-sale securities
U.S. Government-sponsored entities	$9,923	$(77)	$—	$—	$9,923	$(77)
Residential mortgage-backed (issued by government-sponsored entities)	89,235	(497)	—	—	89,235	(497)
Corporate	2,954	(46)	—	—	2,954	(46)
Equity securities	—	—	494	(6)	494	(6)

Total temporarily impaired securities	$102,112	$(620)	$494	$(6)	$102,606	$(626)

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
June 30, 2016
Held-to-maturity securities
Residential mortgage-backed (issued by government-sponsored entities)	10,469	(15)	35,829	(189)	46,298	(204)
Corporate	—	—	7,103	(546)	7,103	(546)
Small Business Administration loan pools	—	—	1,467	(8)	1,467	(8)
State and political subdivisions	2,725	(10)	—	—	2,725	(10)

Total temporarily impaired securities	$13,194	$(25)	$44,399	$(743)	$57,593	$(768)

December 31, 2015
Held-to-maturity securities
U.S. Government-sponsored entities	$2,643	$(26)	$—	$—	$2,643	$(26)
Residential mortgage-backed (issued by government-sponsored entities)	99,181	(1,077)	87,992	(1,629)	187,173	(2,706)
Corporate	5,505	(12)	7,253	(360)	12,758	(372)
Small Business Administration loan pools	1,315	(5)	1,560	(40)	2,875	(45)
State and political subdivisions	3,180	(29)	6,300	(77)	9,480	(106)

Total temporarily impaired securities	$111,824	$(1,149)	$103,105	$(2,106)	$214,929	$(3,255)

The tables above present unrealized losses on held-to-maturity securities since the date of purchase, independent of the impact associated with changes in cost basis upon transfer from the available-for-sale designation to the held-to-maturity designation. As of June 30, 2016, the Company held 4 available-for-sale securities and 29 held-to-maturity securities in an unrealized loss position.

Unrealized losses on securities have not been recognized into income because the security issuers are of high credit quality, management does not intend to sell and it is more likely than not that the Company will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach maturity.

During the three months ended June 30, 2016, the Company recorded an other-than-temporary impairment loss in the amount of $415, reflected in net gains from securities transactions. The impairment loss reflects the difference between the amortized cost of the Company’s investment in AgriBank 9.125% subordinated notes, due July 2019 and the fair value attributable to AgriBank’s redemption call of those notes.

The proceeds from sales and the associated gains and losses on available-for-sale securities reclassified from other comprehensive income to income are listed below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Proceeds	$50,499	$12,702	$70,957	$29,807
Gross gains	473	2	893	370
Gross losses	—	—	—	—
Income tax expense on net realized gains	181	1	342	142

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at June 30, 2016 and December 31, 2015 include:

	June 30, 2016	December 31, 2015
Commercial real estate	$413,499	$397,017
Commercial and industrial	253,468	262,032
Residential real estate	262,387	250,216
Agricultural real estate	16,565	18,180
Consumer	17,899	17,103
Agricultural	16,292	15,807

Total loans	980,110	960,355
Allowance for loan losses	(6,030)	(5,506)

Net loans	$974,080	$954,849

The Company has participated in mortgage finance loans with another institution, “the originator.” These mortgage finance loans consist of ownership interests purchased in single family residential mortgages funded through the originator’s mortgage finance group. These loans are typically on the Company’s balance sheet for 10 to 20 days. The Company ceased participation in the program during 2016, and at June 30, 2016 and December 31, 2015, the Company had balances of $- and $18,852 in mortgage finance loans classified as commercial and industrial.

From time to time the Company has purchased pools of residential real estate loans originated by other financial institutions to hold for investment with the intent to diversify the residential real estate portfolio. In the quarter ended June 30, 2016, the Company purchased a pool of residential real estate loans totaling $19,641. As of June 30, 2016 and December 31, 2015, residential real estate loans include $88,326 and $74,738 of purchased residential real estate loans from these pools of residential real estate loans.

Over-draft deposit accounts are reclassified and included in consumer loans above. These accounts totaled $301 at June 30, 2016 and $280 at December 31, 2015.

The following tables present the activity in the allowance for loan losses by class for the three-month periods ended June 30, 2016 and 2015:

June 30, 2016	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Consumer	Agricultural	Total
Allowance for loan losses:
Beginning balance	$2,275	$1,563	$1,940	$41	$79	$82	$5,980
Provision for loan losses	196	16	157	—	182	(19)	532
Loans charged-off	(190)	(7)	(200)	—	(153)	—	(550)
Recoveries	27	2	20	—	19	—	68

Total ending allowance balance	$2,308	$1,574	$1,917	$41	$127	$63	$6,030

June 30, 2015	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Consumer	Agricultural	Total
Allowance for loan losses:
Beginning balance	$3,079	$1,959	$1,267	$138	$56	$66	$6,565
Provision for loan losses	256	267	143	(113)	76	(24)	605
Loans charged-off	(1,428)	(2)	(72)	—	(59)	—	(1,561)
Recoveries	6	4	7	—	17	—	34

Total ending allowance balance	$1,913	$2,228	$1,345	$25	$90	$42	$5,643

The following tables present the activity in the allowance for loan losses by class for the six-month periods ended June 30, 2016 and 2015:

June 30, 2016	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Consumer	Agricultural	Total
Allowance for loan losses:
Beginning balance	$2,051	$1,366	$1,824	$29	$187	$49	$5,506
Provision for loan losses	449	261	315	35	179	16	1,255
Loans charged-off	(224)	(62)	(248)	(23)	(281)	(3)	(841)
Recoveries	32	9	26	—	42	1	110

Total ending allowance balance	$2,308	$1,574	$1,917	$41	$127	$63	$6,030

June 30, 2015	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Consumer	Agricultural	Total
Allowance for loan losses:
Beginning balance	$2,897	$1,559	$1,190	$148	$81	$88	$5,963
Provision for loan losses	430	670	303	(123)	96	(46)	1,330
Loans charged-off	(1,456)	(8)	(156)	—	(119)	—	(1,739)
Recoveries	42	7	8	—	32	—	89

Total ending allowance balance	$1,913	$2,228	$1,345	$25	$90	$42	$5,643

The following tables present the recorded investment in loans and the balance in the allowance for loan losses by portfolio and class based on impairment method as of June 30, 2016 and December 31, 2015:

June 30, 2016	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Consumer	Agricultural	Total
Allowance for loan losses:
Individually evaluated for impairment	$238	$6	$73	$—	$26	$—	$343
Collectively evaluated for impairment	2,070	1,568	1,844	41	101	63	5,687
Purchase credit impaired loans	—	—	—	—	—	—	—

Total	$2,308	$1,574	$1,917	$41	$127	$63	$6,030

Loan Balance:
Individually evaluated for impairment	$2,029	$770	$1,710	$656	$314	$236	$5,715
Collectively evaluated for impairment	407,569	252,698	259,411	15,909	17,576	16,056	969,219
Purchase credit impaired loans	3,901	—	1,266	—	9	—	5,176

Total	$413,499	$253,468	$262,387	$16,565	$17,899	$16,292	$980,110

December 31, 2015	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Consume	Agricultural	Total
Allowance for loan losses:
Individually evaluated for impairment	$190	$6	$66	$—	$7	$—	$269
Collectively evaluated for impairment	1,861	1,360	1,758	29	180	49	5,237
Purchase credit impaired loans	—	—	—	—	—	—	—

Total	$2,051	$1,366	$1,824	$29	$187	$49	$5,506

Loan Balance:
Individually evaluated for impairment	$2,893	$1,182	$1,491	$—	$72	$95	$5,733
Collectively evaluated for impairment	389,756	260,850	247,368	18,180	17,000	15,712	948,866
Purchase credit impaired loans	4,368	—	1,357	—	31	—	5,756

Total	$397,017	$262,032	$250,216	$18,180	$17,103	$15,807	$960,355

The following table presents information related to impaired loans, excluding purchased credit impaired loans which have not deteriorated since acquisition, by class of loans as of June 30, 2016 and December 31, 2015. The recorded investment in loans excludes accrued interest receivable due to immateriality.

	June 30, 2016			December 31, 2015
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Commercial real estate	$4,179	$1,962	$—	$563	$536	$—
Commercial and industrial	1,668	710	—	2,668	1,119	—
Residential real estate	1,169	921	—	984	585	—
Agricultural real estate	696	656	—	—	—	—
Consumer	115	50	—	—	—	—
Agricultural	241	236	—	95	95	—

Subtotal	8,068	4,535	—	4,310	2,335	—

With an allowance recorded:
Commercial real estate	927	897	238	4,217	3,176	190
Commercial and industrial	66	60	6	93	63	6
Residential real estate	823	789	73	697	660	66
Agricultural real estate	—	—	—	—	—	—
Consumer	319	264	26	75	72	7
Agricultural	—	—	—	—	—	—

Subtotal	2,135	2,010	343	5,082	3,971	269

Total	$10,203	$6,545	$343	$9,392	$6,306	$269

The table below presents average recorded investment and interest income related to impaired loans for the three months ended June 30, 2016 and 2015. Interest income recognized in the following table was substantially recognized on the cash basis. The recorded investment in loans excludes accrued interest receivable due to immateriality.

	As of and for the three months ended
	June 30, 2016		June 30, 2015
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$1,464	$4	$795	$7
Commercial and industrial	716	—	555	7
Residential real estate	652	3	675	—
Agricultural real estate	698	—	83	—
Consumer	14	—	—	—
Agricultural	104	1	—	—

Subtotal	3,648	8	2,108	14

With an allowance recorded:
Commercial real estate	2,036	4	3,513	5
Commercial and industrial	117	—	1,690	22
Residential real estate	911	3	611	2
Agricultural real estate	—	—	84	—
Consumer	217	5	38	—
Agricultural	61	—	—	—

Subtotal	3,342	12	5,936	29

Total	$6,990	$20	$8,044	$43

The table below presents average recorded investment and interest income related to impaired loans for the six months ended June 30, 2016 and 2015. Interest income recognized in the following table was substantially recognized on the cash basis. The recorded investment in loans excludes accrued interest receivable due to immateriality.

	As of and for the six months ended
	June 30, 2016		June 30, 2015
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$1,233	$4	$1,091	$8
Commercial and industrial	845	—	536	7
Residential real estate	662	3	627	—
Agricultural real estate	399	—	95	—
Consumer	16	—	4	—
Agricultural	100	1	—	—

Subtotal	3,255	8	2,353	15

With an allowance recorded:
Commercial real estate	2,516	4	4,441	5
Commercial and industrial	109	—	1,514	26
Residential real estate	877	3	719	2
Agricultural real estate	—	—	111	—
Consumer	177	5	30	—
Agricultural	35	—	—	—

Subtotal	3,714	12	6,815	33

Total	$6,969	$20	$9,168	$48

The following tables present the aging of the recorded investment in past due loans as of June 30, 2016 and December 31, 2015, by portfolio and class of loans:

June 30, 2016	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days Past Due Still On Accrual	Nonaccrual	Loans Not Past Due	Total
Commercial real estate	$840	$—	$—	$3,403	$409,256	$413,499
Commercial and industrial	135	—	—	770	252,563	253,468
Residential real estate	137	824	—	2,467	258,959	262,387
Agricultural real estate	—	—	—	656	15,909	16,565
Consumer	72	2	—	323	17,502	17,899
Agricultural	—	—	—	236	16,056	16,292

Total	$1,184	$826	$—	$7,855	$970,245	$980,110

December 31, 2015	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days Past Due Still On Accrual	Nonaccrual	Loans Not Past Due	Total
Commercial real estate	$645	$108	$—	$4,448	$391,816	$397,017
Commercial and industrial	2	164	—	1,182	260,684	262,032
Residential real estate	166	545	35	2,369	247,101	250,216
Agricultural real estate	138	—	—	—	18,042	18,180
Consumer	96	97	—	103	16,807	17,103
Agricultural	—	—	—	95	15,712	15,807

Total	$1,047	$914	$35	$8,197	$950,162	$960,355

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. Consumer loans are considered pass credits unless downgraded due to payment status or reviewed as part of a larger credit relationship. The Company uses the following definitions for risk ratings:

Pass: Loans classified as pass do not have any noted weaknesses and repayment of the loan is expected.

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The risk category of loans by class of loans is as follows as of June 30, 2016 and December 31, 2015:

June 30, 2016	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$406,266	$—	$7,233	$—	$413,499
Commercial and industrial	252,826	—	642	—	253,468
Residential real estate	259,592	—	2,795	—	262,387
Agricultural real estate	15,552	—	1,013	—	16,565
Consumer	17,587	—	312	—	17,899
Agricultural	16,052	—	240	—	16,292

Total	$967,875	$—	$12,235	$—	$980,110

December 31, 2015	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$386,917	$—	$10,100	$—	$397,017
Commercial and industrial	260,669	—	1,363	—	262,032
Residential real estate	246,901	—	3,315	—	250,216
Agricultural real estate	17,810	—	370	—	18,180
Consumer	17,000	—	103	—	17,103
Agricultural	15,707	—	100	—	15,807

Total	$945,004	$—	$15,351	$—	$960,355

Purchased Credit Impaired Loans

The Company has acquired loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The recorded investments in purchase credit impaired loans as of June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016	December 31, 2015
Contractually required principal payments	$6,759	$7,550
Discount	(1,583)	(1,794)

Recorded investment	$5,176	$5,756

The accretable yield associated with these loans was $818 and $935 as of June 30, 2016 and December 31, 2015. The interest income recognized on these loans for the three-month and six-month periods ended June 30, 2016 and 2015 was $86, $238, $204 and $371. For the three-month and six-month periods ended June 30, 2016 and 2015, no provision for loan losses was recorded for these loans.

Troubled Debt Restructurings

The Company had no loans modified under troubled debt restructurings as of June 30, 2016 or December 31, 2015.

NOTE 4 – DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to interest-rate risk primarily from the effect of interest rate changes on its interest-earning assets and its sources of funding these assets. The Company will periodically enter into interest rate swaps or interest rate caps/floors to manage certain interest rate risk exposure.

Interest Rate Swaps Designated as Fair Value Hedges:

The Company periodically enters into interest rate swaps to hedge the fair value of certain commercial real estate loans. These transactions are designated as fair value hedges. In this type of transaction, the Company typically receives from the counterparty a variable-rate cash flow based on the one-month London Interbank Offered Rate (“LIBOR”) plus a spread to this index and pays a fixed-rate cash flow equal to the customer loan rate. At June 30, 2016, the portfolio of interest rate swaps had a weighted average maturity of 8.0 years, a weighted average pay rate of 3.79% and a weighted average rate received of 2.92%. At December 31, 2015, the portfolio of interest rate swaps had a weighted average maturity of 10.0 years, a weighted average pay rate of 4.45% and a weighted average rate received of 2.37%.

Stand-Alone Derivatives:

In 2009, the Company purchased an interest rate cap derivative to assist with interest rate risk management. This derivative is not designated as a hedging instrument but rather as a stand-alone derivative. At June 30, 2016, the interest rate cap had a term of 3.4 years and a cap rate of 4.50%. At December 31, 2015, the interest rate cap had a term of 3.9 years and a cap rate of 4.50%.

Reconciliation of Derivative Fair Values and Gains/(Losses):

The notional amount of a derivative contract is a factor in determining periodic interest payments or cash flows received or paid. The notional amount of derivatives serves as a level of involvement in various types of derivatives. The notional amount does not represent the Company’s overall exposure to credit or market risk, generally, the exposure is significantly smaller.

The following table shows the notional balances and fair values (including net accrued interest) of the derivatives outstanding by derivative type at June 30, 2016 and December 31, 2015:

	June 30, 2016			December 31, 2015
	Notional Amount	Derivative Assets	Derivative Liabilities	Notional Amount	Derivative Assets	Derivative Liabilities
Derivatives designated as hedging instruments:
Interest rate swaps	$20,872	$—	$1,098	$12,284	$—	$246

Total derivatives designated as hedging relationships	20,872	—	1,098	12,284	—	246

Derivatives not designated as hedging instruments:
Interest rate caps/floors	3,003	—	—	3,140	2	—

Total derivatives not designated as hedging instruments	3,003	—	—	3,140	2	—

Total	$23,875	—	1,098	$15,424	2	246

Cash collateral		—	(1,160)		—	(270)
Netting adjustments		62	62		24	24

Net amount presented in Balance Sheet		$62	$—		$26	$—

For the three-month and six-month periods ended June 30, 2016 and 2015, the Company recorded net losses on derivatives and hedging activities:

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Derivatives designated as hedging instruments:
Interest rate swaps	$—	$—	$—	$—

Total net gain (loss) related to fair value hedge ineffectiveness	—	—	—	—

Derivatives not designated as hedging instruments:
Economic hedges:
Interest rate caps/floors	(1)	(1)	(2)	(6)

Total net gains (losses) related to derivatives not designated as hedging instruments	(1)	(1)	(2)	(6)

Net gains (losses) on derivatives and hedging activities	$(1)	$(1)	$(2)	$(6)

The following table shows the recorded net gains (losses) on derivatives and the related hedged items in fair value hedging relationships and the impact of those derivatives on the Company’s net interest income for the three-month periods ended June 30, 2016 and 2015.

	June 30, 2016
	Gain/(Loss) on Derivatives	Gain/(Loss) on Hedged Items	Net Fair Value Hedge Ineffectiveness	Effect of Derivatives on Net Interest Income
Commercial real estate loans	$(325)	$325	$—	$(47)

Total	$(325)	$325	$—	$(47)

	June 30, 2015
	Gain/(Loss) on Derivatives	Gain/(Loss) on Hedged Items	Net Fair Value Hedge Ineffectiveness	Effect of Derivatives on Net Interest Income
Commercial real estate loans	$(15)	$15	$—	$(10)

Total	$(15)	$15	$—	$(10)

The following table shows the recorded net gains (losses) on derivatives and the related hedged items in fair value hedging relationships and the impact of those derivatives on the Company’s net interest income for the six-month periods ended June 30, 2016 and 2015.

	June 30, 2016
	Gain/(Loss) on Derivatives	Gain/(Loss) on Hedged Items	Net Fair Value Hedge Ineffectiveness	Effect of Derivatives on Net Interest Income
Commercial real estate loans	$(850)	$850	$—	$(86)

Total	$(850)	$850	$—	$(86)

	June 30, 2015
	Gain/(Loss) on Derivatives	Gain/(Loss) on Hedged Items	Net Fair Value Hedge Ineffectiveness	Effect of Derivatives on Net Interest Income
Commercial real estate loans	$(15)	$15	$—	$(10)

Total	$(15)	$15	$—	$(10)

NOTE 5 – BORROWINGS

Federal funds purchased and retail repurchase agreements

Federal funds purchased and retail repurchase agreements as of June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016	December 31, 2015
Federal funds purchased	$—	$—
Retail repurchase agreements	22,782	20,762

The Company has available federal funds lines of credit with its correspondent banks.

Securities sold under agreements to repurchase (retail repurchase agreements) consist of obligations of the Company to other parties. The obligations are secured by residential mortgage-backed securities held by the Company with a fair value of $23,993 and $25,756 at June 30, 2016 and December 31, 2015. The agreements are on a day-to-day basis and can be terminated on demand.

	June 30, 2016	December 31, 2015
Year-to-date average daily balance during the period	$21,742	$24,853
Maximum month-end balance during the period	$22,782	$27,951
Weighted average interest rate at period-end	0.26%	0.24%

Federal Home Loan Bank advances

Federal Home Loan Bank advances as of June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016	December 31, 2015
Federal Home Loan Bank line of credit advances	$147,648	$145,439
Federal Home Loan Bank fixed rate term advances	—	—

Total Federal Home Loan Bank advances	$147,648	$145,439

At June 30, 2016, the Company had $147,648 drawn against its line of credit at a weighted average rate of 0.54%. At December 31, 2015, the $145,439 drawn against the Federal Home Loan Bank line of credit was at a weighted average rate of 0.48%.

In February 2015, all of the Company’s Federal Home Loan Bank term advances were prepaid. The Company recorded a loss on debt extinguishment of $316 for the six months ended June 30, 2015 in connection with the prepayment of the Federal Home Loan Bank term advances.

At June 30, 2016 and December 31, 2015, the Company had undisbursed advance commitments (letters of credit) with the Federal Home Loan Bank of $5,000 and $0. These letters of credit were obtained in lieu of pledging securities to secure public fund deposits that are over the FDIC insurance limit. The letter of credit outstanding at June 30, 2016 matures on July 25, 2016.

The advances and letters of credit were collateralized by certain qualifying loans totaling $303,252 and $318,759 at June 30, 2016 and December 31, 2015. Based on this collateral and the Company’s holdings of Federal Home Loan Bank stock, the Company was eligible to borrow an additional $149,841 and $172,557 at June 30, 2016 and December 31, 2015.

Bank stock loan

In July 2014, the Company borrowed $15,540 from an unaffiliated financial institution, secured by the Company’s stock in Equity Bank. In September 2015, the Company amended and restated the loan agreement and borrowed an additional $5,014. At December 31, 2015, $18,612 was outstanding on the bank stock loan at a fixed rate of 4.00% (computed on the basis of a 360-day year and the actual number of days elapsed) until July 2019. This borrowing was repaid on January 4, 2016 using proceeds from the Company’s initial public offering (“IPO”).

On January 28, 2016, the Company entered into a new agreement with the same lender that provides for a maximum borrowing facility of $20,000, secured by the Company’s stock in Equity Bank. The borrowing facility will mature on January 26, 2017. Each draw of funds on the facility will create a separate note that is repayable over a term of five years. Each note will bear interest at a variable interest rate equal to the prime rate published in the “Money Rates” section of The Wall Street Journal (or any generally recognized successor), floating daily. Accrued interest and principal payments will be due quarterly with one final payment of unpaid principal and interest due at the end of the five year term of each separate note. The Company is also required to pay an unused commitment fee in an amount equal to twenty basis points per annum on the unused portion of the maximum borrowing facility.

The terms of the borrowing facility require the Company and Equity Bank to maintain minimum capital ratios and other covenants. The Company believes it is in compliance with the terms of the borrowing facility and has not been otherwise notified of noncompliance.

NOTE 6 – STOCKHOLDERS’ EQUITY

On November 16, 2015, the Company completed an IPO of 2,231,000 shares of Class A common stock, $0.01 par value. The Company sold 1,941,000 shares and selling stockholders sold 290,000 shares, which included 273,000 shares of Class A common stock that were issued upon the automatic conversion of an equal number of shares of Class B common stock as a result of the offering. All shares issued and sold in the IPO were registered under the Securities Act pursuant to a Registration Statement on Form S-1, which was declared effective by the SEC on November 10, 2015. The Company’s net proceeds were $38,945 after subtraction of underwriting discounts and commissions and offering expenses.

Preferred stock

The Company’s articles of incorporation provide for the issuance of 10,000,000 shares of preferred stock. At December 31, 2015 the Company had 16,372 shares of Series C, senior non-cumulative perpetual preferred stock (“Series C preferred stock”) with a par value of $0.01 per share and a dividend rate of 1.0% issued and outstanding. The Company issued the Series C preferred stock having a per share liquidation amount of $1,000 per share to the United States Treasury as part of the Small Business Lending Fund. The Series C preferred stock qualified as Tier 1 capital. A portion of the proceeds of the IPO were used to redeem the Series C preferred stock on January 4, 2016 at liquidation amount of $16,372.

Common stock

The Company’s articles of incorporation provide for the issuance of 45,000,000 shares of Class A voting common stock (“Class A common stock”) and 5,000,000 shares of Class B non-voting common stock (“Class B common stock”), both of which have a par value of $0.01.

The following table presents shares that were issued and were held in treasury or were outstanding at June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015
Class A common stock – issued	8,593,027	8,421,060
Class A common stock – held in treasury	(1,271,043)	(1,271,043)

Class A common stock – outstanding	7,321,984	7,150,017

Class B common stock – issued	1,132,334	1,296,613
Class B common stock – held in treasury	(234,903)	(234,903)

Class B common stock – outstanding	897,431	1,061,710

Agreements with certain owners of Class B common stock require the Company to issue Class A common stock to replace an equal number of Class B common stock in the event of a future transfer from the owner to an unaffiliated party. The Class B common stock owner may require this exchange in certain stipulated transactions including the transfer of shares of Class B common stock to: (1) the Company or its bank subsidiary, (2) in a widespread public distribution, (3) a transfer in which no transferee receives two percent or more of any class of the Company’s voting securities, or (4) to a transferee that would control more than fifty percent of the Company’s voting securities without any transfer from the purchaser.

Restricted stock unit plan termination loans

In connection with the termination of the Company’s restricted stock unit plan (“RSUP”), 203,216 shares of Class A common stock were issued in May 2015 to employees with vested restricted stock units. Additional paid-in capital includes $224 of tax benefits in excess of those previously provided in connection with stock compensation expense. Also in connection with the termination of the RSUP, the Company agreed to loan electing participants an amount equal to each participant’s federal and state income tax withholding obligation associated with the stock issuance. These loans totaling $242 at June 30, 2016 and $242 at December 31, 2015, are collateralized with the shares received, have a maturity date of December 31, 2016 and an interest rate of 0.56%.

Accumulated other comprehensive income (loss)

At June 30, 2016 and December 31, 2015, accumulated other comprehensive income consisted of (i) the after tax effect of unrealized gains (losses) on available-for-sale securities and (ii) the after tax effect of unamortized unrealized gains (losses) on securities transferred from the available-for-sale designation to the held-to-maturity designation.

Components of accumulated other comprehensive income as of June 30, 2016 and December 31, 2015 were as follows:

	Available-for- Sale Securities	Held-to- Maturity Securities	Accumulated Other Comprehensive Income
June 30, 2016
Net unrealized or unamortized gains (losses)	$397	$(3,199)	$(2,802)
Tax effect	(152)	1,222	1,070

	$245	$(1,977)	$(1,732)

December 31, 2015
Net unrealized or unamortized gains (losses)	$(343)	$(3,491)	$(3,834)
Tax effect	128	1,335	1,463

	$(215)	$(2,156)	$(2,371)

NOTE 7 – REGULATORY MATTERS

Banks and bank holding companies (on a consolidated basis) are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Beginning in January 2016, the implementation of the capital conservation buffer was effective for the Company starting at the 0.625% level and increasing 0.625% each year thereafter, until it reaches 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress and requires increased capital levels for the purpose of capital distributions and other payments. Failure to meet the full amount of the buffer will result in restrictions on the Company’s ability to make capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. Management believes as of June 30, 2016 and December 31, 2015, that the Company and Equity Bank meet all capital adequacy requirements to which they are subject, including the capital conservation buffer requirement.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and acquisitions, and capital restoration plans are required.

As of June 30, 2016, management believes that the Company meets all capital adequacy requirements to which they are subject and the most recent notifications from the federal regulatory agencies categorized Equity Bank as well capitalized under the regulatory framework for prompt corrective action, including the capital conservation buffer. To be categorized as well capitalized, Equity Bank must maintain minimum total risk-based,

Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Equity Bank’s category.

The Company’s and Equity Bank’s capital amounts and ratios at June 30, 2016 and December 31, 2015 are presented in the tables below. Ratios provided for Equity Bancshares, Inc. represent the ratios of the Company on a consolidated basis.

	Actual		Minimum Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
June 30, 2016
Total capital to risk weighted assets
Equity Bancshares, Inc.	$158,238	14.45%	$87,598	8.0%	$	N/A	N/A
Equity Bank	144,892	13.22%	87,707	8.0%		109,634	10.0%
Tier 1 capital to risk weighted assets
Equity Bancshares, Inc.	152,208	13.90%	65,698	6.0%		N/A	N/A
Equity Bank	138,862	12.67%	65,780	6.0%		87,707	8.0%
Common equity Tier 1 capital to risk weighted assets
Equity Bancshares, Inc.	142,837	13.04%	49,274	4.5%		N/A	N/A
Equity Bank	138,862	12.67%	49,335	4.5%		71,262	6.5%
Tier 1 leverage to average assets
Equity Bancshares, Inc.	152,208	9.32%	65,352	4.0%		N/A	N/A
Equity Bank	138,862	8.49%	65,407	4.0%		81,759	5.0%

December 31, 2015
Total capital to risk weighted assets
Equity Bancshares, Inc.	$156,358	14.35%	$87,146	8.0%	$	N/A	N/A
Equity Bank	139,275	12.77%	87,256	8.0%		109,070	10.0%
Tier 1 capital to risk weighted assets
Equity Bancshares, Inc.	150,852	13.85%	65,359	6.0%		N/A	N/A
Equity Bank	133,769	12.26%	65,442	6.0%		87,256	8.00%
Common equity Tier 1 capital to risk weighted assets
Equity Bancshares, Inc.	134,480	12.35%	49,019	4.5%		N/A	N/A
Equity Bank	133,769	12.26%	49,082	4.5%		70,896	6.5%
Tier 1 leverage to average assets
Equity Bancshares, Inc.	150,852	9.47%	63,728	4.0%		N/A	N/A
Equity Bank	133,769	8.39%	63,790	4.0%		79,737	5.0%
Equity Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

NOTE 8 – EARNINGS PER SHARE

The following table presents earnings per share for the three and six months ended June 30, 2016 and 2015:

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Basic:
Net income allocable to common stockholders	$2,846	$2,526	$6,285	$4,924

Weighted average common shares outstanding	8,216,097	6,143,438	8,213,912	6,105,684
Weighted average vested restricted stock units	—	127,289	—	165,043

Weighted average shares	8,216,097	6,270,727	8,213,912	6,270,727

Basic earnings per common share	$0.35	$0.40	$0.77	$0.79

Diluted:
Net income allocable to common stockholders	$2,846	$2,526	$6,285	$4,924

Weighted average common shares outstanding for:
Basic earnings per common share	8,216,097	6,270,727	8,213,912	6,270,727
Dilutive effects of the assumed exercise of stock options	113,202	18,021	112,703	17,083

Average shares and dilutive potential common shares	8,329,299	6,288,748	8,326,615	6,287,810

Diluted earnings per common share	$0.34	$0.40	$0.75	$0.78

Average outstanding stock options of 128,921 and 209,263 for the three-month periods ended June 30, 2016 and 2015 and 130,973 and 209,297 for the six-month periods ended June 30, 2016 and 2015 were not included in the computation of diluted earnings per share because the options were antidilutive.

NOTE 9 – FAIR VALUE

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to disclose the fair value of its financial instruments. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. For disclosure purposes, the Company groups its financial and non-financial assets and liabilities into three different levels based on the nature of the instrument and the availability and reliability of the information that is used to determine fair value. The three levels of inputs that may be used to measure fair values are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Level 1 inputs are considered to be the most transparent and reliable. The Company assumes the use of the principal market to conduct a transaction of each particular asset or liability being measured and then considers the assumptions that market participants would use when pricing the asset or liability. Whenever possible, the Company first looks for quoted prices for identical assets or liabilities in active markets (Level 1 inputs) to value each asset or liability. However, when inputs from identical assets or liabilities on active markets are not available, the Company utilizes market observable data for similar assets and liabilities. The Company maximizes the use of observable inputs and limits the use of unobservable inputs to occasions when observable inputs are not available. The need to use unobservable inputs generally results from the lack of market liquidity of the actual financial instrument or of the underlying collateral. Although, in some instances, third party price indications may be available, limited trading activity can challenge the implied value of those quotations.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of each instrument under the hierarchy:

Fair Value of Assets and Liabilities Measured on a Recurring Basis

The fair values of securities available-for-sale are carried at fair value on a recurring basis. To the extent possible, observable quoted prices in an active market are used to determine fair value and, as such, these securities are classified as Level 1. For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities, generally determined by matrix pricing, which is a mathematical technique widely used in the industry to value securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). The Company’s available-for-sale securities, including U.S. Government sponsored agencies, residential mortgage-backed securities (all of which are issued or guaranteed by government sponsored agencies), corporate securities, Small Business Administration securities, State and Political Subdivision securities, and equity securities are classified as Level 2.

The fair values of derivatives are determined based on a valuation pricing model using readily available observable market parameters such as interest rate yield curves (Level 2 inputs) adjusted for credit risk attributable to the seller of the interest rate derivative. Cash collateral received from or delivered to a derivative counterparty is classified as Level 1.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	June 30, 2016
	(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale securities:
U.S. government-sponsored entities	$—	$4,719	$—
Residential mortgage-backed securities (issued by government-sponsored entities)	—	65,993	—
Corporate	—	2,981	—
Small Business Administration loan pools	—	271	—
State and political subdivisions	—	508	—
Equity securities	504	—	—
Derivative assets:
Derivative assets	—	—	—
Cash collateral held by counterparty	62	—	—

Total derivative assets (included in other assets)	62	—	—

Total assets	$566	$74,472	$—

Liabilities:
Derivative liabilities:
Interest rate swaps	$—	$1,098	$—
Cash collateral held by counterparty	(1,098)	—	—

Total derivative liabilities (included in other liabilities)	(1,098)	1,098	—

Total liabilities	$(1,098)	$1,098	$—

	December 31, 2015
	(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale securities:
U.S. government-sponsored entities	$—	$17,036	$—
Residential mortgage-backed securities (issued by government-sponsored entities)	—	109,521	—
Corporate	—	2,954	—
Small Business Administration loan pools	—	297	—
State and political subdivisions	—	508	—
Equity securities	—	494	—
Derivative assets:
Derivative assets (included in other assets)	—	2	—
Cash collateral held by counterparty	24	—	—

Total derivative assets	24	2	—

Total assets	$24	$130,812	$—

Liabilities:
Derivative liabilities:
Interest rate swaps (included in other liabilities)	$—	$246	$—
Cash collateral held by counterparty	(246)	—	—

Total derivative liabilities	(246)	246	—

Total liabilities	$(246)	$246	$—

There were no material transfers between levels during the six months ended June 30, 2016 or the year ended December 31, 2015. The Company’s policy is to recognize transfers into or out of a level as of the end of a reporting period.

Fair Value of Assets and Liabilities Measured on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis when there is evidence of impairment. The fair value of impaired securities is determined as discussed previously for available-for-sale securities. The fair values of impaired loans with specific allocations of the allowance for loan losses are generally based on recent real estate appraisals of the collateral less estimated cost to sell. Declines in the fair values of other real estate owned subsequent to their initial acquisitions are also based on recent real estate appraisals less selling costs.

Real estate appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets measured at fair value on a non-recurring basis are summarized below:

	June 30, 2016
	(Level 1)	(Level 2)	(Level 3)
Held-to-maturity securities:
U.S. government-sponsored entities	$—	$2,188	$—
Impaired loans:
Commercial real estate	$—	$—	$659
Commercial and industrial	—	—	54
Residential real estate	—	—	716
Other	—	—	238
Other real estate owned:
Commercial real estate	—	—	524
Residential real estate	—	—	288

	December 31, 2015
	(Level 1)	(Level 2)	(Level 3)
Impaired loans:
Commercial real estate	$—	$—	$2,986
Commercial and industrial	—	—	57
Residential real estate	—	—	594
Other	—	—	65
Other real estate owned:
Commercial real estate	—	—	524
Residential real estate	—	—	387

The Company did not record any liabilities for which the fair value was measured on a non-recurring basis at June 30, 2016 or at December 31, 2015.

Valuations of impaired loans and other real estate owned utilize third party appraisals or broker price opinions, and were classified as Level 3 due to the significant judgment involved. Appraisals may include the utilization of unobservable inputs, subjective factors, and quantitative data to estimate fair market value.

The following table presents additional information about the unobservable inputs used in the fair value measurement of financial assets measured on a nonrecurring basis that were categorized with Level 3 of the fair value hierarchy:

	Fair Value	Valuation Technique	Unobservable Input	Range (weighted average)
June 30, 2016
Impaired loans	$1,667	Sales Comparison Approach	Adjustments for differences between comparable sales	6%-10% (8%)
December 31, 2015
Impaired loans	$3,702	Sales Comparison Approach	Adjustments for differences between comparable sales	7%-29% (18%)

Measurable inputs for other real estate owned were not material.

Carrying amount and estimated fair values of financial instruments at period end were as follows as of the date indicated:

	June 30, 2016
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$46,202	$46,202	$46,202	$—	$—
Interest bearing deposits	5,245	5,245	—	5,245	—
Available-for-sale securities	74,976	74,976	504	74,472	—
Held-to-maturity securities	317,509	324,425	—	324,425	—
Loans held for sale	4,002	4,002	—	4,002	—
Loans, net of allowance for loan losses	974,080	973,266	—	—	973,266
Federal Reserve Bank and Federal Home Loan Bank stock	10,875	N/A	N/A	N/A	N/A
Interest receivable	4,323	4,323	—	4,323	—
Derivative assets	—	—	—	—	—
Cash collateral held by derivative counterparty	62	62	62	—	—

Total derivative assets	62	62	62	—	—

Total assets	$1,437,274	$1,432,501	$46,768	$412,467	$973,266

Financial liabilities:
Deposits	$1,196,767	$1,203,618	$—	$1,203,618	$—
Federal funds purchased and retail repurchase agreements	22,782	22,782	—	22,782	—
Federal Home Loan Bank advances	147,648	147,648	—	147,648	—
Subordinated debentures	9,371	9,371	—	9,371	—
Contractual obligations	2,831	2,831	—	2,831	—
Interest payable	558	558	—	558	—
Derivative liabilities	1,098	1,098	—	1,098	—
Cash collateral held by derivative counterparty	(1,098)	(1,098)	(1,098)	—	—

Total derivative liabilities	—	—	(1,098)	1,098	—

Total liabilities	$1,379,957	$1,386,808	$(1,098)	$1,387,906	$—

	December 31, 2015
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$56,829	$56,829	$56,829	$—	$—
Interest bearing deposits	5,245	5,245	—	5,245	—
Available-for-sale securities	130,810	130,810	—	130,810	—
Held-to-maturity securities	310,539	312,802	—	312,802	—
Loans held for sale	3,504	3,504	—	3,504	—
Loans, net of allowance for loan losses	954,849	957,039	—	—	957,039
Federal Reserve Bank and Federal Home Loan Bank stock	11,013	N/A	N/A	N/A	N/A
Interest receivable	4,540	4,540	—	4,540	—
Derivative assets	2	2	—	2	—
Cash collateral held by derivative counterparty	24	24	24	—	—

Total derivative assets	26	26	24	2	—

Total assets	$1,477,355	$1,470,795	$56,853	$456,903	$957,039

Financial liabilities:
Deposits	$1,215,914	$1,220,657	$—	$1,220,657	$—
Federal funds purchased and retail repurchase agreements	20,762	20,762	—	20,762	—
Federal Home Loan Bank advances	145,439	145,439	—	145,439	—
Bank stock loan	18,612	18,612	—	18,612	—
Subordinated debentures	9,251	9,251	—	9,251	—
Contractual obligations	3,093	3,093	—	3,093	—
Interest payable	737	737	—	737	—
Derivative liabilities	246	246	—	246	—
Cash collateral held by derivative counterparty	(246)	(246)	(246)	—	—

Total derivative liabilities	—	—	(246)	246	—

Total liabilities	$1,413,808	$1,418,551	$(246)	$1,418,797	$—

The methods and assumptions, not previously presented, used to estimate fair values are described as follows:

Cash and cash equivalents and interest-bearing deposits: The carrying amounts of cash and short-term instruments approximate fair values.

Held-to-maturity securities: The fair value of held-to-maturity securities are determined in a manner consistent with available-for-sale securities which has been previously discussed.

Loans held for sale: The fair values of loans held for sale are based on quoted market prices for loans with similar characteristics.

Loans: Fair values of variable rate loans that reprice frequently and with no significant change in credit risk are based on carrying values. Fair values of other loans are estimated using discounted cash flows analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Federal Reserve Bank and Federal Home Loan Bank stock: It is not practical to determine the fair value of Federal Reserve Bank and Federal Home Loan Bank stock due to restrictions placed on its transferability.

Interest receivable and interest payable: The carrying amounts of accrued interest receivable and payable approximate their fair values.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount). The carrying amount of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered.

Federal funds purchased and retail repurchase agreements: Federal funds purchased and retail repurchase agreements mature daily and may be terminated at any time. The carrying amounts of these financial instruments approximate their fair values.

Federal Home Loan Bank Advances: The carrying amounts of draws against the Company’s line of credit at the Federal Home Loan Bank approximate their fair values. The fair values of fixed rate term advances are determined using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements.

Bank stock loan: The fair value of the bank stock loan was estimated using a discounted cash flow analysis based on current borrowing rates for similar types of borrowing arrangements.

Subordinated debentures: Subordinated debentures are carried at the outstanding principal balance less an unamortized fair value adjustment from the date of assumption. The outstanding principal balance, net of this adjustment, approximates their fair value.

Contractual obligations: The carrying value of contractual obligations approximates their fair value.

The fair value of off-balance-sheet items is not considered material.

NOTE 10 – COMMITMENTS AND CREDIT RISK

The Company extends credit for commercial real estate mortgages, residential mortgages, working capital financing and loans to businesses and consumers.

Commitments to Originate Loans and Available Lines of Credit: Commitments to originate loans and available lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments and lines of credit may expire without being drawn upon, the total commitment and lines of credit amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate. Mortgage loans in the process of origination represent amounts that the Company plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market.

The contractual amounts of commitments to originate loans and available lines of credit as of June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016		December 31, 2015
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$27,581	$56,792	$30,261	$55,694
Mortgage loans in the process of origination	11,071	2,783	5,116	1,941
Unused lines of credit	40,969	70,466	44,392	55,769

The fixed rate loan commitments have interest rates ranging from 2.15% to 8.50% and maturities ranging from 4 months to 60 months.

Standby Letters of Credit: Standby letters of credit are irrevocable commitments issued by the Company to guarantee the performance of a customer to a third party once specified pre-conditions are met. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The contractual amounts of standby letters of credit as of June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016		December 31, 2015
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Standby letters of credit	$4,286	$551	$3,588	$1,253

NOTE 11 – LEGAL MATTERS

The Company is party to various matters of litigation in the ordinary course of business. The Company periodically reviews all outstanding pending or threatened legal proceedings and determines if such matters will have an adverse effect on the business, financial condition or results of operations or cash flows. A loss contingency is recorded when the outcome is probable and reasonably able to be estimated. The following loss contingency has been identified by the Company as reasonably possible to result in an unfavorable outcome for the Company or the Bank.

Equity Bank is a party to a February 3, 2015 lawsuit filed against it by CitiMortgage, Inc. The lawsuit involves an alleged breach of contract related to loan repurchase obligations and damages of $2,700 plus pre-judgment and post-judgment interest. At this stage of the litigation it is difficult to estimate any potential loss, however Equity Bank believes it has numerous and meritorious defenses to the claims and anticipates contesting the matter vigorously. The Company currently does not believe that it is probable that this legal matter will result in an unfavorable outcome for the Company or Equity Bank.

Except for the above mentioned lawsuit, there are no other outstanding claims for potential repurchase or indemnification demands regarding mortgage loans originated by Equity Bank and sold to investors. However, the Company believes there is possible risk it may face similar demands based on comparable demands loan aggregators are facing from their investors, including Government Sponsored Entities such as Freddie Mac and Fannie Mae, and or settlement agreements loan aggregators have entered into with those investors. The amount of potential loss and outcome of such possible litigation, if it were commenced, is uncertain and the Company would vigorously contest any claims.

NOTE 12 – SUBSEQUENT EVENTS

On July 14, 2016, the Company entered into a definitive reorganization agreement pursuant to which it will acquire Community First Bancshares, Inc. (CFBI) through the merger of CFBI with and into the Company, with the Company surviving the merger. CFBI is the holding company of Community First Bank, which has five branch locations in Arkansas: Harrison (2), Berryville, Eureka Springs, and Pea Ridge. The transaction is expected to close in the fourth quarter of 2016, subject to customary closing conditions, including the receipt of regulatory approval and the approvals of the Company’s and CFBI’s stockholders.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Equity Bancshares, Inc.

Wichita, Kansas

We have audited the accompanying consolidated balance sheets of Equity Bancshares, Inc. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek LLP
Crowe Chizek LLP

Oak Brook, Illinois

March 17, 2016

EQUITY BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2015 and 2014

(Dollar amounts in thousands, except per share data)

	2015	2014
ASSETS
Cash and due from banks	$36,276	$31,193
Federal funds sold	20,553	514

Cash and cash equivalents	56,829	31,707
Interest-bearing time deposits in other banks	5,245	5,995
Available-for-sale securities	130,810	52,985
Held-to-maturity securities, fair value of $312,802 and $265,189	310,539	261,017
Loans held for sale	3,504	897
Loans, net of allowance for loan losses of $5,506 and $5,963	954,849	719,913
Other real estate owned, net	5,811	4,754
Premises and equipment, net	39,147	33,946
Bank owned life insurance	32,555	28,729
Federal Reserve Bank and Federal Home Loan Bank stock	11,013	4,312
Interest receivable	4,540	3,592
Goodwill	18,130	18,130
Core deposit intangible, net	1,549	1,107
Other	11,206	7,431

Total assets	$1,585,727	$1,174,515

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$157,834	$128,919

Total non-interest-bearing deposits	157,834	128,919

Savings, NOW, and money market	619,468	510,098
Time	438,612	342,160

Total interest-bearing deposits	1,058,080	852,258

Total deposits	1,215,914	981,177
Federal funds purchased and retail repurchase agreements	20,762	25,301
Federal Home Loan Bank advances	145,439	20,976
Bank stock loan	18,612	15,152
Subordinated debentures	9,251	8,941
Contractual obligations	3,093	3,146
Interest payable and other liabilities	5,423	2,093

Total liabilities	1,418,494	1,056,786
Commitments and contingent liabilities, see Notes 22 and 23

Stockholders’ equity, see Note 14
Preferred stock, Series C (liquidation preference of $16,372)	16,372	16,359
Common stock	97	76
Additional paid-in capital	138,077	98,398
Retained earnings	34,955	24,832
Accumulated other comprehensive loss	(2,371)	(2,281)
Employee stock loans	(242)	—
Treasury stock	(19,655)	(19,655)

Total stockholders’ equity	167,233	117,729

Total liabilities and stockholders’ equity	$1,585,727	$1,174,515

See accompanying notes to consolidated financial statements.

EQUITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2015, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	2015	2014	2013
Interest and dividend income
Loans, including fees	$43,361	$38,406	$39,396
Securities, taxable	7,634	7,204	6,294
Securities, nontaxable	1,057	839	828
Federal funds sold and other	976	345	327

Total interest and dividend income	53,028	46,794	46,845
Interest expense
Deposits	4,926	4,084	4,382
Federal funds purchased and retail repurchase agreements	61	75	92
Federal Home Loan Bank advances	495	345	494
Bank stock loan	641	295	—
Subordinated debentures	643	634	642

Total interest expense	6,766	5,433	5,610

Net interest income	46,262	41,361	41,235
Provision for loan losses	3,047	1,200	2,583

Net interest income after provision for loan losses	43,215	40,161	38,652
Non-interest income
Service charges and fees	2,708	2,737	3,063
Debit card income	2,161	1,462	1,336
Mortgage banking	1,088	894	701
Increase in value of bank owned life insurance	957	960	953
Net gain on acquisition	682	—	—
Net gains on sales of and settlement of securities	756	986	500
Other	1,450	1,635	1,339

Total non-interest income	9,802	8,674	7,892
Non-interest expense
Salaries and employee benefits	19,202	19,621	17,776
Net occupancy and equipment	4,155	4,536	4,572
Data processing	2,939	2,530	2,437
Professional fees	2,086	2,279	1,811
Advertising and business development	1,199	1,057	952
Telecommunications	811	755	793
FDIC insurance	840	727	922
Courier and postage	544	562	552
Amortization of core deposit intangible	275	363	487
Loan expense	388	327	366
Other real estate owned	287	21	1,125
Loss on debt extinguishment	316	—	—
Merger expenses	1,691	—	—
Other	3,842	2,867	3,344

Total non-interest expense	38,575	35,645	35,137

Income before income tax	14,442	13,190	11,407
Provision for income taxes	4,142	4,203	3,534

Net income	10,300	8,987	7,873
Dividends and discount accretion on preferred stock	(177)	(708)	(978)

Net income allocable to common stockholders	$10,123	$8,279	$6,895

Basic earnings per share	$1.55	$1.31	$0.93

Diluted earnings per share	$1.54	$1.30	$0.92

See accompanying notes to consolidated financial statements.

EQUITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2015, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	2015	2014	2013
Net income	$10,300	$8,987	$7,873
Other comprehensive income:
Unrealized holding gains (losses) arising during the period on available-for-sale securities	(544)	663	(7,589)
Amortization of unrealized losses on held-to-maturity securities	767	703	(68)
Reclassification adjustment for net gains included in net income	(370)	(986)	(500)

Total other comprehensive income (loss)	(147)	380	(8,157)
Tax effect	57	(55)	2,993

Other comprehensive income (loss), net of tax	(90)	325	(5,164)

Comprehensive income	$10,210	$9,312	$2,709

See accompanying notes to consolidated financial statements.

EQUITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31, 2015, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	Preferred Stock		Common Stock
	Series A & B	Series C	Shares Outstanding	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Employee Stock Loans	Total Stockholders’ Equity
Balance at January 1, 2013	$15,540	$16,344	7,431,513	$76	$95,856	$9,658	$2,558	$(1,863)	$—	$138,169
Net income	—	—	—	—	—	7,873	—	—	—	7,873
Other comprehensive income, net of tax effects	—	—	—	—	—	—	(5,164)	—	—	(5,164)
Accretion of discount on preferred stock	—	8	—	—	—	(8)	—	—	—	—
Stock based compensation, see Note 19	—	—	—	—	536	—	—	—	—	536
Purchases of common stock for treasury	—	—	(45,910)	—	—	—	—	(571)	—	(571)
Cash dividends declared and accrued on preferred stock	—	—	—	—	—	(970)	—	—	—	(970)

Balance at December 31, 2013	$15,540	$16,352	7,385,603	$76	$96,392	$16,553	$(2,606)	$(2,434)	$—	$139,873

Net income	—	—	—	—	—	8,987	—	—	—	8,987
Other comprehensive income, net of tax effects	—	—	—	—	—	—	325	—	—	325
Accretion of discount on preferred stock	—	7	—	—	—	(7)	—	—	—	—
Retirement of preferred stock	(15,540)	—	—	—	—	—	—	—	—	(15,540)
Stock based compensation, see Note 19	—	—	2,568	—	2,006	—	—	—	—	2,006
Purchases of common stock for treasury	—	—	(1,320,660)	—	—	—	—	(17,221)	—	(17,221)
Cash dividends declared and accrued on preferred stock	—	—	—	—	—	(701)	—	—	—	(701)

Balance at December 31, 2014	$—	$16,359	6,067,511	$76	$98,398	$24,832	$(2,281)	$(19,655)	$—	$117,729

Net income	—	—	—	—	—	10,300	—	—	—	10,300
Other comprehensive income, net of tax effects	—	—	—	—	—	—	(90)	—	—	(90)
Accretion of discount on preferred stock	—	13	—	—	—	(13)	—	—	—	—
Stock based compensation, see Note 19	—	—	—	—	531	—	—	—	—	531
Common stock issued upon termination of restricted stock unit plan, net of employee stock loans	—	—	203,216	2	222	—	—	—	(1,215)	(991)
Repayments on employee stock loans	—	—	—	—	—	—	—	—	973	973
Common stock issued in initial public offering, net of issuance expenses of $4,728	—	—	1,941,000	19	38,926	—	—	—	—	38,945
Cash dividends declared and accrued on preferred stock	—	—	—	—	—	(164)	—	—	—	(164)

Balance at December 31, 2015	$—	$16,372	8,211,727	$97	$138,077	$34,955	$(2,371)	$(19,655)	$(242)	$167,233

See accompanying notes to consolidated financial statements.

EQUITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31, 2015, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	2015	2014	2013
Cash flows from operating activities
Net income	$10,300	$8,987	$7,873
Adjustments to reconcile net income to net cash from operating activities:
Stock based compensation	531	2,006	536
Depreciation	1,672	1,499	1,411
Valuation allowance on buildings held for sale	—	—	269
Provision for loan losses	3,047	1,200	2,583
Net accretion of purchase valuation adjustments	(380)	(123)	(1,100)
Amortization (accretion) of premiums and discounts on securities	2,309	1,268	(1,296)
Amortization of core deposits intangible	275	363	487
Deferred income taxes	2,427	963	2,648
FHLB stock dividends	(407)	(43)	(41)
Loss (gain) on sales and valuation adjustments on other real estate owned	(44)	(376)	484
Net loss (gain) on sales of and settlements of securities	(756)	(986)	(500)
Loss (gain) on disposal of premise and equipment	11	(36)	(16)
Loss (gain) on sales of buildings held for sale	—	(112)	67
Loss (gain) on sales of branches	—	20	—
Loss (gain) on sales of loans	(903)	(717)	(481)
Originations of loans held for sale	(41,407)	(31,845)	(22,400)
Proceeds from the sale of loans held for sale	39,703	32,012	24,786
Increase in the value of bank owned life insurance	(957)	(960)	(953)
Change in fair value of derivatives recognized in earnings	13	33	(22)
Gain on acquisition	(682)	—	—
Net change in:
Interest receivable	(751)	176	463
Other assets	(2,551)	3,361	3,334
Interest payable and other liabilities	2,170	(3,015)	(2,049)

Net cash provided by operating activities	13,620	13,675	16,083
Cash flows (to) from investing activities
Purchases of available-for-sale securities	(108,997)	(30,266)	(128,127)
Purchases of held-to-maturity securities	(97,103)	(15,343)	(44,239)
Proceeds from sales, calls, pay-downs, and maturities of available-for-sale securities	60,088	46,638	35,313
Proceeds from calls, pay-downs and maturities of held-to-maturity securities	46,322	35,208	35,187
Net change in interest-bearing time deposits in other banks	750	(2,000)	(1,250)
Net change in loans	(150,625)	(68,566)	57,662
Purchase of premises and equipment	(5,736)	(4,676)	(1,837)
Proceeds from sale of premises and equipment	15	1,054	226
Proceeds from sale of buildings held for sale	—	749	809
Net redemptions (purchases) of FHLB and FRB stock	(4,875)	(19)	343
Proceeds from sale of other real estate owned	2,266	4,368	4,487
Purchase of bank owned life insurance	—	—	(4,000)
Redemption of bank owned life insurance	—	30	184
Net cash transferred in branch sale	—	(13,755)	—
Net cash paid for acquisition of First Independence	(9,046)	—	—

Net cash (used in) investing activities	(266,941)	(46,578)	(45,242)

	2015	2014	2013
Cash flows (to) from financing activities
Net increase (decrease) in deposits	147,952	51,850	(42,971)
Net change in federal funds purchased and retail repurchase agreements	(4,539)	(149)	3,380
Net borrowings (repayments) on Federal Home Loan Bank line of credit	128,895	16,544	—
Principal repayments on Federal Home Loan Bank term advances	(36,035)	(4,852)	(8,602)
Borrowings on bank stock loan	5,014	15,540	—
Principal repayments on bank stock loan	(1,554)	(388)	—
Proceeds from issuance of common stock, net	38,945	—	—
Issuance of employee stock loan	(1,215)	—	—
Principal payments on employee stock loan	973	—	—
Redemption of Series A and Series B preferred stock	—	(15,540)	—
Purchase of treasury stock	—	(17,221)	(571)
Net change in contractual obligations	(53)	(990)	(858)
Dividends paid on preferred stock	(164)	(804)	(970)
Excess tax benefits as a result of the distribution of common stock in termination of the restricted stock unit plan recognized as an increase in additional paid-in capital	224	—	—

Net cash provided by (used in) financing activities	278,443	43,990	(50,592)

Net change in cash and cash equivalents	25,122	11,087	(79,751)
Cash and cash equivalents, beginning of period	31,707	20,620	100,371

Ending cash and cash equivalents	$56,829	$31,707	$20,620

Supplemental cash flow information:
Interest paid	$6,670	$6,294	$9,422
Income taxes paid, net of refunds	2,938	1,623	—
Supplemental noncash disclosures:
Other real estate owned acquired in settlement of loans	3,164	1,414	2,721
Reclassification of assets to held for sale	—	—	11
Fair value of securities transferred from available-for-sale to held-to-maturity	—	—	239,592
Fair value of securities transferred from held-to-maturity to available-for-sale	—	6,188	—
Investment in tax credits (included in other assets) through issuance of committed funding (included in contractual obligations)	—	—	2,475
Preferred stock dividends payable at period end	41	41	144
Deposits transferred in branch sale	—	17,014	—
Premises and equipment transferred in branch sale	—	3,085	—
Total fair value of assets acquired in purchase of First Independence, net of cash	129,341	—	—
Total fair value of liabilities acquired in purchase of First Independence	119,613	—	—

See accompanying notes to consolidated financial statements.

EQUITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

(Dollar amounts in thousands, except per share data)

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Equity Bancshares, Inc. is a bank holding company, whose principal activity is the ownership and management of its wholly owned subsidiary, Equity Bank (“Equity Bank”). SA Holdings, Inc. is a wholly owned subsidiary of Equity Bank and was established for the purpose of holding and selling other real estate owned. These entities are collectively referred to as the (“Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Equity Bank is a Kansas state-chartered bank and member of the Federal Reserve (state Fed member bank, jointly supervised by both the Federal Reserve Bank of Kansas City and the Office of the Kansas State Bank Commissioner).

The Company is primarily engaged in providing a full range of banking, mortgage banking, and financial services to individual and corporate customers in Kansas and Missouri. Equity Bank competes with a variety of other financial institutions including large regional banks, community banks and thrifts as well as credit unions and other non-traditional lenders.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Cash Equivalents: Cash and cash equivalents include cash, deposits with other financial institutions with original maturities less than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions, federal funds purchased, retail repurchase agreements, Federal Home Loan Bank advances, and contractual obligations.

Securities: Securities are classified as held-to-maturity when management has the positive intent and ability to hold them to maturity. Securities are classified as available-for-sale when they might be sold before maturity. Held-to-maturity securities are carried at amortized cost while securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for certain securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. All OTTI related to equity securities is recognized through earnings.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are sold with servicing rights released. Gains or losses on held for sale loans are recognized upon completion of the sale and based on the difference between the net sales proceeds and carrying value of the sold loan.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of previous charge-offs and an allowance for loan losses, and for purchased loans, net of unamortized purchase premiums and discounts. Interest income is accrued on the unpaid principal balance.

Purchased Credit Impaired Loans. As a part of acquisitions, the Company acquired certain loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination. These purchased credit impaired loans were recorded at the amount paid, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses. Such purchase credit impaired loans are accounted for individually. The Company estimates the amount and timing of expected cash flows for each loan, and the expected cash flows in excess of the amount paid are recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over expected cash flows is not recorded (non-accretable difference). Over the life of the loan, expected cash flows continue to be estimated. If the present value of the expected cash flows is less than the carrying amount, a loss is recorded. If the present value of the expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Nonaccrual Loans. Generally, loans are designated as nonaccrual when either principal or interest payments are 90 days or more past due based on contractual terms unless the loan is well secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed against income. Future interest income may be recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Impaired Loans. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual principal and interest due according to the terms of the loan agreement. All loans are individually evaluated for impairment. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or on the value of the underlying collateral if the loan is collateral dependent. The Company evaluates the collectability of both principal and interest when assessing the need for a loss accrual.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Troubled Debt Restructurings. In cases where a borrower experiences financial difficulties and the Company makes certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructured loan and classified as impaired. Generally, a nonaccrual loan that is a troubled debt restructuring remains on nonaccrual until such time that repayment of the remaining principal and interest is not in doubt, and the borrower has a period of satisfactory repayment performance.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the collectability of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. A loan review process, independent of the loan approval process, is utilized by management to verify loans are being made and administered in accordance with Company policy, to review loan risk grades and potential losses, to verify that potential problem loans are receiving adequate and timely corrective measures to avoid or reduce losses, and to assist in the verification of the adequacy of the loan loss reserve. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the sale of the collateral. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component of the allowance for loan losses covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio and class and is based on the actual loss history experienced by the Company. This actual loss experience is then adjusted by comparing current conditions to the conditions that existed during the loss history. The Company considers the changes related to (i) lending policies, (ii) economic conditions, (iii) nature and volume of the loan portfolio and class, (iv) lending staff, (v) volume and severity of past due, non-accrual, and risk graded loans, (vi) loan review system, (vii) value of underlying collateral for collateral dependent loans, (viii) concentration levels, and (ix) effects of other external factors.

The Company considers loan performance and collateral values in assessing risk for each class in the loan portfolio, as follows:

•	Commercial and industrial loans are dependent on the strength of the industries of the related borrowers and the success of their businesses. Commercial and industrial loans are advanced for equipment purchases, to provide working capital, or meet other financing needs of the business. These loans may be secured by accounts receivable, inventory, equipment, or other business assets. Financial information is obtained from the borrower to evaluate the debt service coverage and ability to repay the loans.

•	Commercial real estate loans are dependent on the industries tied to these loans as well as the local commercial real estate market. The loans are secured by real estate, and typically appraisals are obtained to support the loan amount. Generally, an evaluation of the project’s cash flows is performed to evaluate the borrower’s ability to repay the loan at the time of origination and periodically updated during the life of the loan.

•	Residential real estate loans are affected by the local residential real estate market, the local economy, and movement in interest rates. The Company evaluates the borrower’s repayment ability through a review of credit reports and debt to income ratios. Generally, appraisals are obtained to support the loan amount.

•	Agricultural real estate loans are real estate loans related to farmland, and are affected by the value of farmland. Generally, the Company evaluates the borrower’s ability to repay based on cash flows from farming operations.

•	Consumer loans are dependent on the local economy. Consumer loans are generally secured by consumer assets, but may be unsecured. Typically, the Company evaluates the borrower’s repayment ability through a review of credit scores and an evaluation of debt to income ratios.

•	Agricultural loans are primary operating lines subject to annual farming revenues including productivity and yield of the farm products and market pricing at the time of sale.

There have been no material changes to the Company’s accounting policies related to its allowance for loan loss methodology during 2015 and 2014.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Bank Owned Life Insurance: The Company maintains insurance policies on certain key executives as well as policies from acquired institutions. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. In some cases, the Company has entered into agreements with the insured which would require it to make one-time payments to the insured’s beneficiaries if certain conditions exist at the time of death.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated cost to sell when acquired, establishing a new cost basis. Generally, collateral properties are recorded as other real estate owned when the Company takes physical possession. Physical possession of residential real estate collateral occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Other real estate owned properties are subsequently accounted for at the lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is an estimate and is charged to expense using the straight-line method over the estimated useful lives of the respective assets. The useful lives of buildings and related components are estimated to be 39 years. The useful lives of furniture, fixtures and equipment are estimated to be 4 to 7 years. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Buildings held for sale are carried at the lower of cost or fair value.

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Federal Reserve Bank and Federal Home Loan Bank Stock: Federal Reserve Bank (“FRB”) and Federal Home Loan Bank (“FHLB”) stocks are required investments for institutions that are members of the FRB and FHLB systems. FRB and FHLB stocks are carried at cost, considered restricted securities, and are periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as income.

Goodwill and Core Deposit Intangibles: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Core deposit intangibles are acquired customer relationships arising from whole bank and branch acquisitions. Core deposit intangibles are initially measured at fair value and then are amortized over their estimated useful lives using an accelerated method. The useful lives of the core deposits are estimated to generally be between seven and ten years. Goodwill and core deposit intangibles are assessed at least annually for impairment and any such impairment is recognized and expensed in the period identified. The Company has selected December 31 as the date to perform its annual goodwill impairment test. Goodwill is the only intangible asset with an indefinite useful life.

Credit Related Financial Instruments: Credit related financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Derivatives: The Company is exposed to interest-rate risk primarily from the effect of interest rate changes on its interest-earning assets and its sources of funding these assets. The Company will periodically enter into interest rate swaps or interest rate caps/floors to manage certain interest rate risk exposure.

An interest rate swap is an agreement between two entities to exchange cash flows in the future. The agreement sets the dates on which the cash flows will be paid and the manner in which the cash flows will be calculated. Typically, an interest rate swap transaction is used as an exchange of cash flows based on a fixed rate for cash flows based on a variable rate.

In an interest rate cap agreement, a cash flow is generated if the price or interest rate of an underlying variable rises above a certain threshold price or interest rate. In an interest rate floor agreement, a cash flow is generated if the price or interest rate of an underlying variable falls below a certain threshold price or interest rate. Caps and floors are designed as protection against the interest rate on a variable rate asset or liability rising above or falling below a certain level.

At the inception of a derivative contract, the Company designates the derivatives as one of three types based on the Company’s intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”), or (3) an instrument with no hedging designation (“stand-alone derivative”). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair value changes. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as non-interest income.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged unless the derivative meets the criteria to be a financing derivative. All derivatives are recognized in the consolidated balance sheet at their fair values and are reported as either derivative assets or derivative liabilities net of accrued net settlements and collateral, if any. The individual derivative amounts are netted by counterparty when the netting requirements have been met. If these netted values are positive, they are classified as an asset and, if negative, they are classified as a liability.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis (at least quarterly), whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that are accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will effect earnings.

The Company has entered into interest rate cap derivatives to assist with interest rate risk management. These derivatives are not designated as hedging instruments but rather as stand-alone derivatives. The fair values of stand-alone derivatives are included in other assets and other liabilities. Changes in fair value of stand-alone derivatives are recorded through earnings as non-interest income.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position will be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is more likely than not to be realized on examination. The Company does not expect the total amount of unrecognized tax benefits to materially change in the next twelve months.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. No such interest or penalties were incurred in 2015, 2014 or 2013.

Earnings Per Common Share: Net income, less dividends and discount accretion on preferred stock, equals net income allocable to common stockholders. Basic earnings per common share is net income allocable to common stockholders divided by the weighted average number of common shares and vested restricted stock units outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares of unexercised stock options and unvested restricted stock units.

Share-Based Payments: The Company has share-based payments, which are described more fully in a subsequent note. Compensation expense associated with the stock option plan is based on the fair value of the options at the grant date. This compensation is expensed over the periods during which the options vest. Options vest based on the passage of time or the achievement of performance targets, depending on the structure of the related grant.

Compensation expense associated with restricted stock units is based on the fair value of the units at the grant date. This compensation expense is recognized ratably over the service period stipulated in the grant agreement.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale and the amortization of unrealized gains and losses on securities transferred to held-to-maturity from available-for-sale.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Additional discussion of loss contingencies at December 31, 2015 is presented in a subsequent note.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. The regulatory reserve and clearing requirements required at both December 31, 2015 and 2014 was $25.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the wholly owned subsidiaries to the holding company or by the holding company to stockholders.

Fair Value: Fair values of financial instruments, impaired loans, other real estate owned, and buildings held for sale are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, collateral values and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could materially affect the estimates.

Segment Information: As a community-oriented financial institution, substantially all of the Company’s operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these banking operations, which constitute the Company’s only operating segment for financial reporting purposes.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Management determined the items reclassified are immaterial to the consolidated financial statements taken as a whole and did not result in a change in equity or net income for years ended December 31, 2015, 2014 and 2013.

Initial Public Offering (IPO): On November 16, 2015, the Company completed an IPO of 2,231,000 shares of Class A common stock, $0.01 par value. The Company sold 1,941,000 shares and selling stockholders sold 290,000 shares, which included 273,000 shares of Class A common stock that were issued upon the automatic conversion of an equal number of shares of Class B common stock as a result of the offering. All of the shares issued and sold in the initial public offering were registered under the Securities Act pursuant to a Registration Statement on Form S-1, which was declared effective by the Securities and Exchange Commission (SEC) on November 10, 2015. The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the Financial Accounting Standards Board (FASB) or the SEC either (i) within the same periods as those other wise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. The Company has irrevocably elected to adopt new accounting standards within the public company adoption period.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer. These amendments are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period. The amendments should be applied retrospectively to all periods presented or retrospectively with the cumulative effect recognized at the date of initial application. The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements.

In September 2015, FASB issued ASU 2015-16, Business Combinations-Simplifying the Accounting for Measurement-Period Adjustments, which amends how the change in provisional amounts are accounted for during the measurement period following a business combination. These amendments require that recognized adjustments to provisional amounts that are identified during the measurement period be recognized during the period the adjustments are determined. In addition, disclosure is required of the amount recorded in current-period earnings by financial statement line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The guidance is effective for fiscal years beginning after December 31, 2015, including interim periods within those fiscal years. The amendments should be applied prospectively with earlier application permitted for financial statements that have not been issued. The Company does not expect the implementation to have a significant impact on the consolidated financial statements.

In January 2016, FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The main provisions of the update are to eliminate the available-for-sale classification of accounting for equity securities and to adjust fair value disclosures for financial instruments carried at amortized costs such that the disclosed fair values represent an exit price as opposed to an entry price. The amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those years. Generally, early adoption of the amendments in this update is not permitted. An entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, Leases, with the intention of improving financial reporting about leasing transactions. The ASU requires all lessees to recognize lease assets and lease liabilities on the balance sheet. Lessor accounting is largely unchanged by the ASU, however disclosures about the amount, timing, and uncertainty of cash flows arising from leases are required of both lessees and lessors. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach provides for optional practical expedients when applying the ASU to leases that commenced before the effective date of the ASU. The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements.

NOTE 2 – BUSINESS COMBINATION AND BRANCH SALES

Business Combination:

On October 9, 2015, the Company acquired 100% of the outstanding common shares of First Independence Corporation and its subsidiary, First Federal Savings & Loan of Independence, based in Independence, Kansas, collectively referred to as “First Independence”. Results of operations of First Independence were included in the Company’s results of operations beginning October 10, 2015. Acquisition-related costs of $1,691 are included in merger expenses in the Company’s income statement for the year ended December 31, 2015.

All information necessary to recognize the fair value of assets acquired and liabilities assumed has been received. The recognized amounts of the identifiable net assets acquired, including deferred tax assets associated with NOL and tax credit carryforwards, exceeded the cash consideration exchanged resulting in a gain on acquisition of $682. The acquisition was an expansion into southeast Kansas with the addition of four branch locations, and the Company believes it will be able to achieve cost savings by integrating the two companies and combining accounting, data processing and other administrative costs. The following table summarizes the consideration paid for First Independence and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

Fair value of consideration:
Cash	$14,741

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and due from banks	$5,695
Available-for-sale securities	29,355
Federal Reserve Bank and Federal Home Loan Bank stock	1,419
Loans	89,901
Premises and equipment	1,163
Core deposit intangible	717
Other real estate owned	115
Deferred tax asset, net	2,535
Interest receivable	197
Other assets	3,939

Total assets acquired	135,036

Deposits	87,096
Federal Home Loan Bank advances	31,603
Interest payable and other liabilities	914

Total liabilities assumed	119,613

Total identifiable net assets	15,423

Gain on acquisition	(682)

$14,741

The fair value of net assets acquired includes fair value adjustments to certain loans that were not considered impaired as of the acquisition date. The fair value adjustments were determined using discounted contractual cash flows. However, the Company believes that all contractual cash flows related to these financial instruments will be collected. As such, these loans were not considered impaired at the acquisition date and were not subject to the guidance relating to purchased credit impaired loans, which have shown evidence of credit deterioration since origination.

The following table presents additional information about the loans acquired in the First Independence acquisition as of the date of acquisition:

	Non-Credit Impaired	Purchase Credit Impaired
Contractually required principal	$88,848	$2,146
Non-accretable difference (expected losses)	—	(506)

Cash flows expected to be collected	88,848	1,640
Accretable yield	(587)	—

Fair value of acquired loans	$88,261	$1,640

The following table presents the carrying value of the loans acquired in the First Independence acquisition by class, as of the date of acquisition:

	Non-Credit Impaired	Purchased Credit Impaired	Total
Commercial real estate	$12,300	$718	$13,018
Commercial and industrial	425	—	425
Residential real estate	70,368	891	71,259
Agricultural real estate	—	—	—
Consumer	4,994	31	5,025
Agricultural	174	—	174

Fair value of acquired loans	$88,261	$1,640	$89,901

In connection with the acquisition of First Independence, the Company acquired servicing rights related to $6,317 of residential real estate loans. Residential real estate loans serviced for others are not reported as assets. These loans were sold by First Independence with servicing rights retained and with limited recourse. The Company recorded a mortgage servicing asset of $29 in other assets and a reserve for losses of $77 in other liabilities in conjunction with these serviced residential real estate loans.

The acquisition is not significant to the overall income of the Company; therefore, no pro forma information has been included. The operations of First Independence were merged into the Company as of the date of the acquisition. Separate revenue and earnings of the former First Independence are not available subsequent to the business combination.

Branch Sales:

On November 7, 2014, the Company sold two branches located in Spring Hill, Kansas and De Soto, Kansas to an unaffiliated institution. As a result of the sale of these branches, the Company transferred deposits, including accrued interest, of $17,014. Bank premises and equipment of $3,085 were sold at recorded value. A loss of $20 was recognized on the sale of these branches, and is included in other non-interest expense in the Company’s income statement for the year ended December 31, 2014.

NOTE 3 – SECURITIES

The amortized cost and fair value of available-for-sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2015
Available-for-sale securities
U.S. government-sponsored entities	$17,090	$23	$(77)	$17,036
Residential mortgage-backed securities (issued by government-sponsored entities)	109,784	234	(497)	109,521
Corporate	3,000	—	(46)	2,954
Small Business Administration loan pools	275	22	—	297
State and political subdivisions	504	4	—	508
Equity securities	500	—	(6)	494

	$131,153	$283	$(626)	$130,810

December 31, 2014
Available-for-sale securities
U.S. government-sponsored entities	$10,546	$16	$(162)	$10,400
Residential mortgage-backed securities (issued by government-sponsored entities)	35,867	680	(18)	36,529
Corporate	3,000	11	—	3,011
Small Business Administration loan pools	332	24	—	356
State and political subdivisions	2,169	24	—	2,193
Equity securities	500	—	(4)	496

	$52,414	$755	$(184)	$52,985

The amortized cost and fair value of held-to-maturity securities and the related gross unrecognized gains and losses were as follows:

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
December 31, 2015
Held-to-maturity securities
U.S. Government-sponsored entities	$2,669	$—	$(26)	$2,643
Residential mortgage-backed securities (issued by government sponsored entities)	230,554	1,208	(769)	230,993
Corporate	12,983	135	(360)	12,758
Small Business Administration loan pools	2,863	17	(5)	2,875
State and political subdivisions	61,470	2,077	(14)	63,533

	$310,539	$3,437	$(1,174)	$312,802

December 31, 2014
Held-to-maturity securities
U.S. Government-sponsored entities	$2,800	$9	$—	$2,809
Residential mortgage-backed securities (issued by government sponsored entities)	195,458	2,795	(82)	198,171
Corporate	12,976	73	(270)	12,779
Small Business Administration loan pools	3,220	14	(10)	3,224
State and political subdivisions	46,563	1,663	(20)	48,206

	$261,017	$4,554	$(382)	$265,189

The tables above present unrecognized losses on held-to-maturity securities since date of designation.

The fair value and amortized cost of debt securities at December 31, 2015, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$100	$101	$3,741	$3,762
One to five years	12,768	12,712	14,753	15,083
Five to ten years	7,725	7,686	28,101	29,418
After ten years	276	296	33,390	33,546
Mortgage-backed securities	109,784	109,521	230,554	230,993

Total debt securities	$130,653	$130,316	$310,539	$312,802

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was approximately $368,926 at December 31, 2015 and $250,114 at December 31, 2014. At year-end 2015 and 2014, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders’ equity.

The following tables show gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2015 and 2014:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2015
Available-for-sale securities
U.S. Government-sponsored entities	$9,923	$(77)	$—	$—	$9,923	$(77)
Residential mortgage-backed (issued by government-sponsored entities)	89,235	(497)	—	—	89,235	(497)
Corporate	2,954	(46)	—	—	2,954	(46)
Equity securities	—	—	494	(6)	494	(6)

Total temporarily impaired securities	$102,112	$(620)	$494	$(6)	$102,606	$(626)

December 31, 2014
Available-for-sale securities
U.S. Government-sponsored entities	$6,777	$(162)	$—	$—	$6,777	$(162)
Residential mortgage-backed (issued by government-sponsored entities)	2,499	(18)	—	—	2,499	(18)
Equity securities	—	—	496	(4)	496	(4)

Total temporarily impaired securities	$9,276	$(180)	$496	$(4)	$9,772	$(184)

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2015
Held-to-maturity securities
U.S. Government-sponsored entities	$2,643	$(26)	$—	$—	$2,643	$(26)
Residential mortgage-backed (issued by government-sponsored entities)	99,181	(1,077)	87,992	(1,629)	187,173	(2,706)
Corporate	5,505	(12)	7,253	(360)	12,758	(372)
Small Business Administration loan pools	1,315	(5)	1,560	(40)	2,875	(45)
State and political subdivisions	3,180	(29)	6,300	(77)	9,480	(106)

Total temporarily impaired securities	$111,824	$(1,149)	$103,105	$(2,106)	$214,929	$(3,255)

December 31, 2014
Held-to-maturity securities
Residential mortgage-backed (issued by government-sponsored entities)	$18,093	$(30)	$121,617	$(1,480)	$139,710	$(1,510)
Corporate	4,296	(141)	8,483	(231)	12,779	(372)
Small Business Administration loan pools	—	—	1,720	(58)	1,720	(58)
State and political subdivisions	1,930	(11)	15,160	(351)	17,090	(362)

Total temporarily impaired securities	$24,319	$(182)	$146,980	$(2,120)	$171,299	$(2,302)

As of December 31, 2015, the Company held 24 available-for-sale securities and 101 held-to-maturity securities in an unrealized loss position. The tables above present unrealized losses on held-to-maturity securities since the date of the securities purchases, independent of the impact associated with changes in cost basis upon transfer from the available-for-sale designation to the held-to-maturity designation.

Unrealized losses on securities have not been recognized into income because the security issuers are of high credit quality, management does not intend to sell and it is more likely than not that the Company will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach maturity.

The proceeds from sales and the associated gains and losses on available-for-sale securities reclassified from other comprehensive income to income are listed below:

	2015	2014	2013
Proceeds	$17,105	$36,627	$14,356
Gross gains	370	986	504
Gross losses	—	—	(4)
Income tax expense on net realized gains	142	377	187

Included in net gains on sales of and settlement of securities in the Company’s consolidated statement of income for 2015 is $386 received in connection with the bankruptcy settlement related to a political subdivision security written off in 2011.

During 2014, the Company reclassified securities with a carrying value of $6,188 from held-to-maturity to available-for-sale. This reclassification was the result of the Basel III final rules regarding regulatory capital, effective January 1, 2015, which restrict the amount of certain investments the Company may own. Because of the change in the capital treatment under Basel III, the reclassification was allowed without requiring the remainder of the held-to-maturity portfolio to be reclassified to available-for-sale. At the time the securities were reclassified, they were immediately sold, with a recognized gain on sale of $149.

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at December 31, 2015 and 2014 include:

	2015	2014
Commercial real estate	$397,017	$364,096
Commercial and industrial	262,032	183,100
Residential real estate	250,216	134,455
Agricultural real estate	18,180	17,083
Consumer	17,103	7,875
Agricultural	15,807	19,267

Total loans	960,355	725,876
Allowance for loan losses	(5,506)	(5,963)

Net loans	$954,849	$719,913

In 2015, the Company began to participate in mortgage finance loans with another institution, “the originator.” These mortgage finance loans consist of ownership interests purchased in single family residential mortgages funded through the originator’s mortgage finance group. These loans are typically on the Company’s balance sheet for 10 to 20 days. As of December 31, 2015, the Company had balances of $18.9 million in mortgage finance loans classified as commercial and industrial.

During 2015 and 2014, the Company purchased four pools of residential real estate loans totaling $60.6 million and $26.2 million. As of December 31, 2015 and 2014, residential real estate loans include $74.7 million and $23.9 million of purchased residential real estate loans from these pools of residential real estate loans.

Over-draft deposit accounts are reclassified and included in consumer loans above. These accounts totaled $280 and $224 at December 31, 2015 and 2014.

The following tables present the activity in the allowance for loan losses by class for the years ended December 31, 2015, 2014 and 2013:

December 31, 2015	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Consumer	Agricultural	Total
Allowance for loan losses:
Beginning balance	$2,897	$1,559	$1,190	$148	$81	$88	$5,963
Provision for loan losses	694	1,252	899	(119)	362	(41)	3,047
Loans charged-off	(1,668)	(1,468)	(296)	—	(309)	—	(3,741)
Recoveries	128	23	31	—	53	2	237

Total ending allowance balance	$2,051	$1,366	$1,824	$29	$187	$49	$5,506

December 31, 2014	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Consumer	Agricultural	Total
Allowance for loan losses:
Beginning balance	$2,866	$990	$1,360	$217	$63	$118	$5,614
Provision for loan losses	184	579	359	(69)	160	(13)	1,200
Loans charged-off	(241)	(46)	(668)	—	(360)	(19)	(1,334)
Recoveries	88	36	139	—	218	2	483

Total ending allowance balance	$2,897	$1,559	$1,190	$148	$81	$88	$5,963

December 31, 2013	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Agricultural Real Estate	Consumer	Agricultural	Total
Allowance for loan losses:
Beginning balance	$2,159	$1,448	$745	$2	$57	$60	$4,471
Provision for loan losses	1,574	(371)	845	215	226	94	2,583
Loans charged-off	(926)	(126)	(522)	—	(374)	(37)	(1,985)
Recoveries	59	39	292	—	154	1	545

Total ending allowance balance	$2,866	$990	$1,360	$217	$63	$118	$5,614

The following tables present the recorded investment in loans and the balance in the allowance for loan losses by portfolio and class based on impairment method as of December 31, 2015 and 2014:

	Loan Balance			Allowance for Loan Losses
December 31, 2015	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial real estate	$7,261	$389,756	$397,017	$190	$1,861	$2,051
Commercial and industrial	1,182	260,850	262,032	6	1,360	1,366
Residential real estate	2,848	247,368	250,216	66	1,758	1,824
Agricultural real estate	—	18,180	18,180	—	29	29
Consumer	103	17,000	17,103	7	180	187
Agricultural	95	15,712	15,807	—	49	49

Total	$11,489	$948,866	$960,355	$269	$5,237	$5,506

	Loan Balance			Allowance for Loan Losses
December 31, 2014	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial real estate	$10,694	$353,402	$364,096	$1,044	$1,853	$2,897
Commercial and industrial	1,710	181,390	183,100	523	1,036	1,559
Residential real estate	2,175	132,280	134,455	95	1,095	1,190
Agricultural real estate	258	16,825	17,083	16	132	148
Consumer	29	7,846	7,875	3	78	81
Agricultural	—	19,267	19,267	—	88	88

Total	$14,866	$711,010	$725,876	$1,681	$4,282	$5,963

The following table presents information related to impaired loans, excluding purchased credit impaired loans which have not deteriorated since acquisition, by class of loans as of and for the year ended December 31, 2015:

December 31, 2015	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$563	$536	$—	$803	$23
Commercial and industrial	2,668	1,119	—	648	33
Residential real estate	984	585	—	556	3
Agricultural real estate	—	—	—	51	—
Consumer	—	—	—	3	—
Agricultural	95	95	—	7	5

Subtotal	4,310	2,335	—	2,068	64

With an allowance recorded:
Commercial real estate	4,217	3,176	190	3,792	46
Commercial and industrial	93	63	6	1,400	3
Residential real estate	697	660	66	790	12
Agricultural real estate	—	—	—	60	—
Consumer	75	72	7	34	3
Agricultural	—	—	—	—	—

Subtotal	5,082	3,971	269	6,076	64

Total	$9,392	$6,306	$269	$8,144	$128

The above table presents interest income for the twelve months ended December 31, 2015. Interest income recognized in the above table was substantially recognized on the cash basis. The recorded investment in loans excludes accrued interest receivable due to immateriality.

The following table presents information related to impaired loans, excluding purchased credit impaired loans which have not deteriorated since acquisition, by portfolio and class of loans as of and for the year ended December 31, 2014:

December 31, 2014	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$2,496	$1,837	$—	$1,159	$64
Commercial and industrial	553	524	—	906	—
Residential real estate	778	523	—	1,055	—
Agricultural real estate	114	111	—	112	—
Consumer	—	—	—	5	—
Agricultural	—	—	—	—	—

Subtotal	3,941	2,995	—	3,237	64

With an allowance recorded:
Commercial real estate	5,717	5,430	1,044	5,504	21
Commercial and industrial	1,225	1,186	523	284	36
Residential real estate	988	896	95	1,526	14
Agricultural real estate	154	148	16	35	8
Consumer	30	29	3	11	2
Agricultural	—	—	—	12	—

Subtotal	8,114	7,689	1,681	7,372	81

Total	$12,055	$10,684	$1,681	$10,609	$145

The above table presents interest income for the twelve months ended December 31, 2014. Interest income recognized in the above table was substantially recognized on the cash basis. The recorded investment in loans excludes accrued interest receivable due to immateriality.

The following tables present the aging of the recorded investment in past due loans as of December 31, 2015 and 2014, by portfolio and class of loans:

December 31, 2015	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days Past Due Still On Accrual	Nonaccrual	Loans Not Past Due	Total
Commercial real estate	$645	$108	$—	$4,448	$391,816	$397,017
Commercial and industrial	2	164	—	1,182	260,684	262,032
Residential real estate	166	545	35	2,369	247,101	250,216
Agricultural real estate	138	—	—	—	18,042	18,180
Consumer	96	97	—	103	16,807	17,103
Agricultural	—	—	—	95	15,712	15,807

Total	$1,047	$914	$35	$8,197	$950,162	960,355

December 31, 2014	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days Past Due Still On Accrual	Nonaccrual	Loans Not Past Due	Total
Commercial real estate	$1,010	$1,958	$—	$7,294	$353,834	$364,096
Commercial and industrial	83	165	39	1,710	181,103	183,100
Residential real estate	765	497	—	1,499	131,694	134,455
Agricultural real estate	—	—	—	258	16,825	17,083
Consumer	22	—	—	29	7,824	7,875
Agricultural	—	44	—	—	19,223	19,267

Total	$1,880	$2,664	$39	$10,790	$710,503	$725,876

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. Consumer loans are considered pass credits unless downgraded due to payment status or reviewed as part of a larger credit relationship. The Company uses the following definitions for risk ratings:

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The risk category of loans by class of loans is as follows as of December 31, 2015 and 2014:

December 31, 2015	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$386,917	$—	$10,100	$—	$397,017
Commercial and industrial	260,669	—	1,363	—	262,032
Residential real estate	246,901	—	3,315	—	250,216
Agricultural real estate	17,810	—	370	—	18,180
Consumer	17,000	—	103	—	17,103
Agricultural	15,707	—	100	—	15,807

Total	$945,004	$—	$15,351	$—	960,355

December 31, 2014	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$340,853	$147	$23,096	$—	$364,096
Commercial and industrial	181,272	—	1,828	—	183,100
Residential real estate	132,285	—	2,170	—	134,455
Agricultural real estate	16,708	—	375	—	17,083
Consumer	7,846	—	29	—	7,875
Agricultural	15,432	—	3,835	—	19,267

Total	$694,396	$147	$31,333	$—	$725,876

Purchased Credit Impaired Loans

The Company has acquired loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The recorded investments in purchased credit impaired loans as of December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Contractually required principal payments	$7,550	$7,278	$9,063
Discount	(1,794)	(2,167)	(2,536)

Recorded investment	$5,756	$5,111	$6,527

The accretable yield associated with these loans as of December 31, 2015 was $935. As of December 31, 2014, the accretable yield was $265, and the accretable yield as of December 31, 2013 was $0. The interest income recognized on these loans for the year ended December 31, 2015 was $866. For the years ended December 31, 2014 and 2013 the interest income recognized was $331 and $0. For the years ended December 31, 2015, 2014 and 2013, no provision for loan losses was recorded for these loans.

Troubled Debt Restructurings

The company had no material loans modified under troubled debt restructurings as of December 31, 2015 and 2014.

NOTE 5 – OTHER REAL ESTATE OWNED

Changes in other real estate owned for the years ended December 31, 2015 and 2014 were as follows:

	2015	2014
Beginning of year	$4,754	$7,332
Transfers in	3,164	1,414
Acquired in acquisition	115	—
Gain on sales	131	506
Proceeds from sales	(2,266)	(4,368)

	5,898	4,884
Additions to valuation reserve	(87)	(130)

Recorded investment	$5,811	$4,754

Expenses related to other real estate owned for the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Net loss (gain) on sales	$(131)	$(505)	$(103)
Provision for unrealized losses	87	129	587
Operating expenses, net of rental income	331	397	641

	$287	$21	$1,125

At December 31, 2015, the balance of real estate owned includes $1,256 of foreclosed residential real estate properties recorded as a result of obtaining physical possession of the property. At December 31, 2015, the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process is $1,896.

NOTE 6 – PREMISES AND EQUIPMENT

Major classifications of premises and equipment, stated at cost, are as follows:

	2015	2014
Land	$9,823	$6,175
Buildings and improvements	31,597	29,640
Furniture, fixtures and equipment	7,385	6,377

	48,805	42,192
Less: accumulated depreciation	(9,658)	(8,246)

Premises and equipment, net	$39,147	$33,946

Operating Leases

The Company leases certain branch properties under operating leases. Rent expense was $545, $882 and $958 for 2015, 2014 and 2013. Rent commitments at December 31, 2015, before considering renewal options that generally are present, were as follows:

Due in one year or less	$525
Due after one year through two years	494
Due after two years through three years	251
Due after three years through four years	93
Due after four years through five years	38
Thereafter	319

Total	$1,720

NOTE 7 – GOODWILL AND CORE DEPOSIT INTANGIBLES

The assets and liabilities acquired in business combinations are recorded at their estimated fair values at the acquisition date. The excess of the purchase price over the estimated fair value of the net assets for tax free acquisitions is recorded as goodwill, none of which is deductible for tax purposes. The excess of the purchase price over the estimated fair value of the net assets for taxable acquisitions is recorded as goodwill, and is deductible for tax purposes. In 2014, the Company reduced core deposit intangibles associated with branches sold by $46 through accelerating the amortization related to those branches.

The carrying basis of goodwill and core deposit intangibles as of and for the years ended December 31, 2015 and 2014 were as follows:

	Goodwill	Core Deposit
Balance as of January 1, 2014	$18,130	$1,470
Amortization	—	(363)

Balance as of December 31, 2014	18,130	1,107
Acquired in acquisition	—	717
Amortization	—	(275)

Balance as of December 31, 2015	$18,130	$1,549

Estimated amortization expense for each of the following five years and thereafter is:

Expensed in one year or less	$346
Expensed after one year through two years	309
Expensed after two years through three years	273
Expensed after three years through four years	236
Expensed after four years through five years	142
Thereafter	243

Total	$1,549

NOTE 8 – QUALIFIED AFFORDABLE HOUSING PROJECT INVESTMENTS

The Company invests in qualified affordable housing projects. At December 31, 2015 and 2014, the balances of the investments in qualified affordable housing projects were $4,939 and $4,280. These balances are reflected in the other assets line in the consolidated balance sheets. Total unfunded commitments related to the investments in qualified affordable housing projects totaled $3,093 and $3,146 at December 31, 2015 and 2014. The Company expects to fulfill these commitments during the years 2016 through 2024.

During the years ended December 31, 2015 and 2014, the Company recognized amortization expense of $224 and $248, which was included within pretax income on the consolidated statements of income. Additionally, during the years ended December 31, 2015 and 2014, the Company recognized tax credits from its investment in affordable housing tax credits of $435 and $399.

NOTE 9 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps Designated as Fair Value Hedges:

The Company periodically enters into interest rate swaps to hedge the fair value of certain commercial real estate loans. These transactions are designated as fair value hedges. In this type of transaction, the Company typically receives from the counterparty a variable-rate cash flow based on the one-month London Interbank Offered Rate (LIBOR) plus a spread to this index and pays a fixed-rate cash flow equal to the customer loan rate. At December 31, 2015, the portfolio of interest rate swaps had a weighted average maturity of 10.0 years, a weighted average pay rate of 4.45% and a weighted average rate received of 2.37%. No interest rate swaps were outstanding at December 31, 2014.

Stand-Alone Derivatives:

In 2009, the Company purchased an interest rate cap derivative to assist with interest rate risk management. This derivative is not designated as a hedging instrument but rather as a stand-alone derivative. At December 31, 2015, the interest rate cap had a term of 3.9 years and a cap rate of 4.50%. At December 31, 2014, the interest rate cap had a term of 4.9 years and a cap rate of 4.50%

Reconciliation of Derivative Fair Values and Gains/(Losses):

The notional amount of a derivative contract is a factor in determining periodic interest payments or cash flows received or paid. The notional amount of derivatives serves as a level of involvement in various types of derivatives. The notional amount does not represent the Company’s overall exposure to credit or market risk, generally, the exposure is significantly smaller.

The following table shows the notional balances and fair values (including net accrued interest) of the derivatives outstanding by derivative type at December 31, 2015 and December 31, 2014:

	December 31, 2015			December 31, 2014
	Notional Amount	Derivative Assets	Derivative Liabilities	Notional Amount	Derivative Assets	Derivative Liabilities
Derivatives designated as hedging instruments:
Interest rate swaps	$12,284	$—	$246	$—	$—	$—

Total derivatives designated as hedging relationships	12,284	—	246	—	—	—

Derivatives not designated as hedging instruments:
Interest rate caps/floors	3,140	2	—	3,399	11	—

Total derivatives not designated as hedging instruments	3,140	2	—	3,399	11	—

Total	$15,424	2	246	$3,399	11	—

Cash Collateral		—	(270)		—	—
Netting adjustments		24	24		—	—

Net amount presented in Balance Sheet		$26	$—		$11	$—

For the years ended December 31, 2015, 2014 and 2013, the Company recorded net losses on derivatives and hedging activities:

	2015	2014	2013
Derivatives designated as hedging instruments:
Interest rate swaps	$—	$—	$—

Total net gain (loss) related to fair value hedge ineffectiveness	—	—	—

Derivatives not designated as hedging instruments:
Economic hedges:
Interest rate caps/floors	(9)	(33)	22

Total net gains (losses) related to derivatives not designated as hedging instruments	(9)	(33)	22

Net gains (losses) on derivatives and hedging activities	$(9)	$(33)	$22

The following table shows the recorded net gains (losses) on derivatives and the related hedged items in fair value hedging relationships and the impact of those derivatives on the Company’s net interest income for the year ended December 31, 2015. No hedging relationships were outstanding during the years ended December 31, 2014 and 2013.

	December 31, 2015
	Gain/(Loss) on Derivatives	Gain/(Loss) on Hedged Items	Net Fair Value Hedge Ineffectiveness	Effect of Derivatives on Net Interest Income
Commercial real estate loans	$(242)	$242	$—	$(82)

Total	$(242)	$242	$—	$(82)

NOTE 10 – DEPOSITS

Time deposits that met or exceeded the FDIC insurance limit of $250 totaled $150,188 and $111,007 as of December 31, 2015 and 2014.

At December 31, 2015 and 2014, brokered deposits of $4,150 and $12,851 were included in the company’s time deposit balance. Of the $4,150 in brokered deposits at December 31, 2015, all were customer funds placed in the Certificate of Deposit Account Registry Service (“CDARS”) program. CDARS allows Equity Bank to break large deposits into smaller amounts and place them in a network of other CDARS banks to ensure that FDIC insurance coverage is gained on the entire deposit. Although classified as brokered deposits for regulatory purposes, funds placed through the CDARS program are Equity Bank’s customer relationships.

At December 31, 2015, the scheduled maturities of time deposits are as follows:

Due in one year or less	$266,943
Due after one year through two years	85,964
Due after two years through three years	26,192
Due after three years through four years	16,464
Due after four years through five years	40,462
Thereafter	2,587

Total	$438,612

NOTE 11 – BORROWINGS

Federal funds purchased and retail repurchase agreements

Federal funds purchased and retail repurchase agreements included the following at December 31, 2015 and 2014:

	2015	2014
Federal funds purchased	$—	$—
Retail repurchase agreements	$20,762	$25,301

Securities sold under agreements to repurchase (retail repurchase agreements) consist of obligations of the Company to other parties. The obligations are secured by residential mortgage-backed securities held by the Company with a fair value of $25,756 and $32,983 at December 31, 2015 and December 31, 2014. The agreements are on a day-to-day basis and can be terminated on demand.

The following table presents the borrowing usage and interest rate information for federal funds purchased and retail repurchase agreements at and for the years ending December 31, 2015 and 2014:

	2015	2014
Average daily balance during the period	$24,853	$28,516
Average interest rate during the period	0.24%	0.26%
Maximum month-end balance during the period	$27,951	$31,159
Weighted average interest rate at period-end	0.24%	0.25%

Federal Home Loan Bank advances

Federal Home Loan Bank advances include both draws against the Company’s line of credit and fixed rate term advances. At December 31, 2015 and 2014, the Company had $145,439 and $16,544 drawn against its line of credit at a weighted average rate of 0.48% and 0.25%.

At year end, fixed rate term advances from the Federal Home Loan Bank were as follows:

	2015	2014
Amount outstanding	$—	$4,432
Weighted average	—%	3.82%
Interest rate range	—%	1.66 – 5.00%

In February 2015, all of the Company’s Federal Home Loan Bank term advances were prepaid. The Company recorded a loss on debt extinguishment of $316 for the year ended December 31, 2015 in connection with the prepayment of the Federal Home Loan Bank term advances.

At December 31, 2015 and 2014, the Company had undisbursed advance commitments (letters of credit) with the Federal Home Loan Bank of $0 and $32,378. These letters of credit were obtained in lieu of pledging securities to secure public fund deposits that are over the FDIC insurance limit.

The advances, MPF loans and letters of credit were collateralized by certain qualifying loans totaling $318,759 and $199,610 at December 31, 2015 and 2014. Based on this collateral and the Company’s holdings of Federal Home Loan Bank stock, the Company was eligible to borrow an additional $172,557 and $146,256 at December 31, 2015 and 2014.

Bank stock loan:

In July 2014, the Company borrowed $15,540 from an unaffiliated financial institution, secured by the Company’s stock in Equity Bank. In September 2015, the Company amended and restated the loan agreement and borrowed an additional $5,014. The loan bears interest at a fixed rate of 4.00% (computed on the basis of a 360-day year and the actual number of days elapsed) until July 2019, at which time the interest rate adjusts to Prime Rate, as designated as such in the “Money Rates” section of the Wall Street Journal (or any generally recognized successor), floating daily. Accrued interest and principal payments are due quarterly on the first day of January, April, July and October, with one final payment of unpaid principal and interest due in July 2021. The terms of the loan require the Company and Equity Bank to maintain minimum capital ratios and other covenants. The loan and accrued interest may be pre-paid at any time without penalty. In the event of default, the lender has the option to declare all outstanding balances as immediately due. The Company believes it is in compliance with the terms of the loan and has not been otherwise notified of noncompliance. The outstanding balance of the bank stock loan was $18,612 as of December 31, 2015 and $15,152 as of December 31, 2014.

Future principal repayments of the December 31, 2015 outstanding balance are as follows:

Due in one year or less	$2,172
Due after one year through two years	2,172
Due after two years through three years	2,172
Due after three years through four years	2,172
Due after four years through five years	2,172
Thereafter	7,752

Total	$18,612

A portion of the proceeds of the IPO were used to repay this borrowing in full on January 4, 2016.

On January 28, 2016, the Company entered into an agreement that provides for a maximum borrowing facility of $20.0 million, secured by the Company’s stock in Equity Bank. The borrowing facility will mature on January 26, 2017. Each draw of funds on the facility will create a separate note that is repayable over a term of five years. Each note will bear interest at a variable interest rate equal to the prime rate published in the “Money Rates” section of the Wall Street Journal (or any generally recognized successor), floating daily. Accrued interest and principal payments will be due quarterly with one final payment of unpaid principal and interest due at the end of the five year term of each separate note. The Company is also required to pay an unused commitment fee in an amount equal to twenty basis points per annum on the unused portion of the maximum borrowing facility.

NOTE 12 – SUBORDINATED DEBENTURES

In conjunction with the 2012 acquisition of First Community Bancshares, Inc. (FCB), the Company assumed certain subordinated debentures owed to special purpose unconsolidated subsidiaries that are controlled by the Company, FCB Capital Trust II and FCB Capital Trust III, (“CTII” and “CTIII”, respectively).

On March 24, 2005, CTII, an unconsolidated subsidiary of the Company, issued $10,000 of variable rate trust preferred securities, all of which are outstanding at December 31, 2015 and 2014. The trust preferred securities issued by CTII accrue and pay distributions quarterly at three-month LIBOR plus 2.00% (2.32% at December 31, 2015 and 2.23% at December 31, 2014) on the stated liquidation amount of the trust preferred securities. As an integral part of the acquisition of FCB, the Company has guaranteed fully and unconditionally all of the obligations of CTII. The guaranty covers the quarterly distributions and payments on liquidation or redemption of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on April 15, 2035 or upon earlier redemption. The Company has the right to redeem the trust preferred securities in whole or in part, on or after April 15, 2015 at a redemption price specified in the indenture plus any accrued but unpaid interest to the redemption date. The proceeds from the sale of the trust preferred securities and the issuance of $310 in common securities to FCB were used by CTII to purchase $10,310 of floating rate subordinated debentures of FCB which have the same payment terms as the trust preferred securities.

On March 30, 2007, CTIII, an unconsolidated subsidiary of the Company, issued $5,000 of variable rate trust preferred securities, all of which are outstanding at December 31, 2015 and 2014. The trust preferred securities issued by CTIII accrue and pay distributions quarterly at three-month LIBOR plus 1.89% (2.40% at December 31, 2015 and 2.13% at December 31, 2014) on the stated liquidation amount of the trust preferred securities. As an integral part of the acquisition of FCB, the Company has guaranteed fully and unconditionally all of the obligations of CTIII. The guaranty covers the quarterly distributions and payments on liquidation or redemption of the trust preferred securities. These trust preferred securities are mandatorily redeemable upon maturity on June 15, 2037 or upon earlier redemption. The Company has the right to redeem the trust preferred securities in whole or in part at a redemption price specified in the indenture plus any accrued but unpaid interest to the redemption date. The proceeds from the sale of the trust preferred securities and the issuance of $155 in common securities to FCB were used by CTIII to purchase $5,155 of floating rate subordinated debentures of FCB which have the same payment terms as the trust preferred securities.

The common securities issued to the Company by the trusts possess sole voting rights with respect to matters involving those entities. The Company has the right to defer the payment of interest on all of its outstanding trust preferred securities. The Company has the right to declare such a deferral for up to 20 consecutive quarterly periods and deferral may only be declared as long as the Company is not then in default under the provisions of the Amended and Restated Trust Agreements. During the deferral period, interest on the indebtedness continues to accrue and the unpaid interest is compounded. As long as the deferral period continues, the Company is prohibited from: (i) declaring or paying any dividend on any of its capital stock, which would include both its common stock and the outstanding preferred stock issued to the Treasury, or (ii) making any payment on any debt security that is ranked equally with or junior to the securities issued by the trust.

As a part of the acquisition of FCB, the Company recorded the debentures at an estimated fair value of $8,270. The initial fair value adjustment will be amortized against earnings on a prospective basis. At December 31, 2015 and 2014, the contractual balance and the unamortized fair value adjustment were as follows:

	2015	2014
Contractual balance	$15,465	$15,465
Unamortized fair value adjustment	(6,214)	(6,524)

Net book value	$9,251	$8,941

Subordinated debentures are included in Tier 1 capital for purposes of determining the Company’s compliance with regulatory capital requirements.

NOTE 13 – CONTRACTUAL OBLIGATIONS

At December 31, 2015 and 2014, the Company had contractual obligations of $3,093 and $3,146. Contractual obligations represent commitments made by the Company to make capital investments in limited-liability entities that invest in qualified affordable housing projects. The Company expects to fulfill these commitments during the years 2016 through 2024.

NOTE 14 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company’s articles of incorporation provide for the issuance of 10,000,000 shares of preferred stock. At December 31, 2015 and 2014, there were 16,372 shares of senior non-cumulative perpetual preferred stock, Series C (the Series C preferred stock) issued and outstanding.

On August 11, 2011, as part of the Small Business Lending Fund (“SBLF”), the Company entered into an SBLF Purchase Agreement with the United States Treasury. Under the SBLF Purchase Agreement, the Company issued the Series C preferred stock having a per share liquidation amount of $1,000 per share. The Series C preferred stock qualifies as Tier 1 capital and pays quarterly dividends at a rate of 1.0% at December 31, 2015 and 2014. A portion of the proceeds of the IPO were used to redeem the Series C preferred stock on January 4, 2016 at liquidation amount of $16,372.

Common stock

The Company’s articles of incorporation provide for the issuance of 45,000,000 shares of Class A voting common stock (“Class A common stock”) and 5,000,000 shares of Class B non-voting common stock (“Class B common stock”), both of which have a par value of $0.01 per share. At December 31, 2015 and 2014, the following table presents shares that were issued and were held in treasury or were outstanding:

	2015	2014
Class A common stock – issued	8,421,060	6,003,844
Class A common stock – held in treasury	(1,271,043)	(1,271,043)

Class A common stock – outstanding	7,150,017	4,732,801

Class B common stock – issued	1,296,613	1,569,613
Class B common stock – held in treasury	(234,903)	(234,903)

Class B common stock – outstanding	1,061,710	1,334,710

Treasury stock is stated at cost, determined by the first-in, first-out method.

On November 16, 2015, the Company completed an initial public offering of 2,231,000 shares of Class A common stock at a price to the public of $22.50 per share. The Company sold 1,941,000 shares of its Class A common stock and the selling stockholders named in the registration statement sold 290,000 shares of the Company’s Class A common stock, which included 273,000 shares of Class A common stock that were issued upon the automatic conversion of an equal number of shares of Class B common stock as a result of the offering. Gross proceeds paid to the Company were $43,673. The Company’s net proceeds were $38,945 after subtraction of underwriting discounts and commissions and offering expenses. All shares issued and sold in the initial public offering were registered under the Securities Act pursuant to a Registration Statement on Form S-1, which was declared effective by the SEC on November 10, 2015.

Agreements with certain owners of Class B common stock require the Company to issue Class A common stock to replace an equal number of shares of Class B common stock in the event of a future transfer from the owner to an unaffiliated party. The Class B common stock owner may require this exchange in certain stipulated transactions including the transfer of shares of Class B common stock to: (1) the Company or its bank subsidiary, (2) in a widespread public distribution, (3) a transfer in which no transferee receives two percent or more of any class of the Company’s voting securities, or (4) to a transferee that would control more than fifty percent of the Company’s voting securities without any transfer from the purchaser.

Restricted stock unit plan termination loans

In connection with termination of the Company’s restricted stock unit plan (“RSUP”), 203,216 shares of Class A common stock were issued in May 2015 to employees with vested restricted stock units. Additional paid-in capital includes $224 of tax benefits in excess of those previously provided in connection with stock compensation expense. Also in connection with the termination of the RSUP, the Company agreed to loan electing participants an amount equal to each participant’s federal and state income tax withholding obligation associated with the stock issuance. These loans totaling $242 at December 31, 2015, are collateralized with the shares received, have a maturity date of December 31, 2016 and an interest rate of 0.56%.

Accumulated other comprehensive income (loss)

For the years ending December 31, 2015 and 2014, accumulated other comprehensive income consisted of (i) the after tax effect of unrealized gains (losses) on available-for-sale securities and (ii) the after tax effect of unamortized unrealized gains (losses) on securities transferred from the available-for-sale designation to the held-to-maturity designation.

Components of accumulated other comprehensive income as of December 31, 2015 and 2014 were as follows:

	Available-for-Sale Securities	Held-to-Maturity Securities	Accumulated Other Comprehensive Income
December 31, 2015
Net unrealized or unamortized gains (losses)	$(343)	$(3,491)	$(3,834)
Tax effect	128	1,335	1,463

	$(215)	$(2,156)	$(2,371)

December 31, 2014
Net unrealized or unamortized gains (losses)	$571	$(4,258)	$(3,687)
Tax effect	(222)	1,628	1,406

	$349	$(2,630)	$(2,281)

NOTE 15 – INCOME TAXES

Income tax expense was as follows:

	2015	2014	2013
Current	$1,715	$3,240	$886
Deferred	2,414	854	2,511
Change in valuation allowance	13	109	137

Income tax expense	$4,142	$4,203	$3,534

A reconciliation of income tax expense at the U.S. federal statutory rate (35% in 2015 and 2014 and 34% in 2013) to the Company’s actual income tax expense is shown below:

	2015	2014	2013
Computed at the statutory rate	$5,055	$4,617	$3,878
Increase (decrease) resulting from:
State and local taxes, net of federal benefit	457	398	295
Tax-exempt interest	(370)	(294)	(281)
Non-taxable life insurance income	(335)	(326)	(324)
Non-deductible expenses	167	90	74
Federal tax credits	(435)	(290)	(276)
Gain on acquisition	(239)	—	—
Change in valuation allowance	13	109	137
Other	(171)	(101)	31

Income tax expense	$4,142	$4,203	$3,534

The deferred tax effects of unrealized or unamortized gains and losses on securities are recorded directly to stockholders’ equity as part of other comprehensive income. In addition, during 2015, in connection with the termination of the Company’s restricted stock unit plan, tax benefits of $224 were recorded directly to additional paid-in capital.

Components of deferred tax assets and liabilities are as follows:

	2015	2014
Deferred tax assets
Allowance for loan losses	$2,106	$2,281
Net unrealized or unamortized losses on securities	1,463	1,406
Tax credit carryforwards	1,111	103
Accrued compensation	937	1,590
Net operating loss carryforwards	862	129
Other real estate owned	560	728
Acquired loans fair market value adjustments	448	409
Other	446	399

Gross deferred tax assets	7,933	7,045

Deferred tax liabilities
Assumed debt fair market value adjustments	2,336	2,453
Goodwill amortization	1,551	1,417
Depreciation	1,383	1,603
Federal Home Loan Bank stock dividends	596	150
Core deposit intangibles	476	279
Other	344	115

Gross deferred tax liabilities	6,686	6,017
State valuation allowance	(317)	(263)

Net deferred tax asset	$930	$765

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. The 2014 deferred income tax provision includes $35 related to an increase in the expected federal rate to be in effect when taxes are actually paid or recovered from 34% to 35%. In 2015, the Company recognized deferred tax assets, net of state valuation allowance of $3,023 and deferred tax liabilities of $488 for temporary differences, net operating loss carryforwards, and tax credit carryforwards associated with the acquisition of First Independence. The acquired federal net operating losses total $1,470 at December 31, 2015 and will expire between 2030 and 2031. Acquired federal tax credits totaling $1,111 will expire between 2027 and 2034. The utilization of these net operating loss and tax credit carryforwards are not expected to be limited by internal revenue code sections 382 and 383.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the states of Kansas, Missouri, and Iowa. Commercial banks are not allowed to file consolidated Kansas returns with non-bank consolidated group members. The Company has unused state operating loss carryforwards of approximately $9,121 that expire between 2016 and 2026 resulting from the separate Kansas returns of the Company and SA Holdings, Inc. These operating losses, as well as certain deferred tax assets, have a full valuation allowance recorded against them resulting in a zero carrying value. In connection with the acquisition of First Independence, the Company acquired Kansas net operating losses useable against Kansas bank income. At December 31, 2015, the Kansas net operating loss carryforward useable against Kansas bank income totaled $3,891 with expiration dates between 2019 and 2022. The utilization of this acquired Kansas net operating loss carryforward is expected to be limited, and a valuation allowance has been recorded against the portion which is expected to expire unused. In establishing a valuation allowance management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The Company is no longer subject to examination by taxing authorities for years before 2012. At December 31, 2015 there were no examinations in any jurisdiction.

NOTE 16 – REGULATORY MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. Capital amounts and rations for December 31, 2014 are calculated using Basel I rules. Management believes as of December 31, 2015, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and acquisitions, and capital restoration plans are required.

As of December 31, 2015, the most recent notifications from the federal regulatory agencies categorized Equity Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Equity Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Equity Bank’s category.

The Company’s and Equity Bank’s capital amounts and ratios at December 31, 2015 and 2014 are presented in the tables below. Ratios provided for Equity Bancshares, Inc. represent the ratios of the Company on a consolidated basis.

	Actual		Minimum Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2015
Total capital to risk weighted assets
Equity Bancshares, Inc.	$156,358	14.35%	$87,146	8.0%	$	N/A	N/A
Equity Bank	139,275	12.77%	87,256	8.0%		109,070	10.0%

Tier 1 capital to risk weighted assets
Equity Bancshares, Inc.	150,852	13.85%	65,359	6.0%		N/A	N/A
Equity Bank	133,769	12.26%	65,442	6.0%		87,256	8.0%

Common equity Tier 1 capital to risk weighted assets
Equity Bancshares, Inc.	134,480	12.35%	49,019	4.5%		N/A	N/A
Equity Bank	133,769	12.26%	49,082	4.5%		70,896	6.5%

Tier 1 leverage to average assets
Equity Bancshares, Inc.	150,852	9.47%	63,728	4.0%		N/A	N/A
Equity Bank	133,769	8.39%	63,790	4.0%		79,737	5.0%

December 31, 2014
Total capital to risk weighted assets
Equity Bancshares, Inc.	$116,882	13.86%	$67,409	8.0%	$	N/A	N/A
Equity Bank	124,513	14.74%	67,573	8.0%		84,466	10.0%

Tier 1 capital to risk weighted assets
Equity Bancshares, Inc.	110,859	13.16%	33,704	4.0%		N/A	N/A
Equity Bank	118,550	14.04%	33,786	4.0%		50,680	6.0%

Tier 1 leverage to average assets
Equity Bancshares, Inc.	110,859	9.62%	46,085	4.0%		N/A	N/A
Equity Bank	118,550	10.28%	46,149	4.0%		57,686	5.0%

Equity Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

NOTE 17 – RELATED-PARTY TRANSACTIONS

At December 31, 2015 and 2014, the Company had loans outstanding to executive officers, directors, significant stockholders, and their affiliates (related parties), in the amount of $5,032 and $2,754. Changes during 2015 were as follows:

2015
Balance at January 1, 2015	$2,754
New loans/advances	3,649
Effect of changes in composition of related parties	—
Repayments	(1,371)

Balance at December 31, 2015	$5,032

At December 31, 2015 and 2014, the Company had deposits from executive officers, directors, significant stockholders, and their affiliates (related parties), in the amount of $3,003 and $3,361.

NOTE 18 – EMPLOYEE BENEFITS

The Company has a defined contribution profit sharing plan and a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to $18 of their compensation. Contributions to the profit sharing plan and 401(k) plan are discretionary and are determined annually by the Board of Directors. Employer contributions charged to expense for 2015, 2014 and 2013 were $414, $341 and $302.

As a result of the acquisition of First Independence, the Company assumed the obligations related to First Independence’s participation in the Pentegra Defined Benefit Plan for Financial Institutions, a tax-qualified defined benefit pension plan. The Pentegra Defined Benefit Plan is treated as a multiemployer plan for accounting purposes but operates as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code. As a result, certain multiemployer plan disclosures are not applicable to the Pentegra Defined Benefit Plan. Under the Pentegra Defined Benefit Plan, contributions made by a participating employer may be used to provide benefits to employees of other participating employers because assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer. Also, in the event a participating employer is unable to meet its contribution requirements, the required contributions for the other participating employers could increase proportionately.

The Pentegra Defined Benefit Plan covered substantially all officers and employees of First Independence who began employment prior to December 31, 2009, with 59 participants retaining benefits under the plan.

The Pentegra Defined Benefit Plan operates on a fiscal year from July 1 through June 30 and files one Form 5500 on behalf of all employers who participate in the plan. The Employer Identification Number is 13-5645888 and the three-digit plan number is 333. There are no collective bargaining agreements in place at the Company.

The Pentegra Defined Benefit Plan’s annual valuation process includes calculating the plan’s funded status and separately calculating the funded status of each participating employer. The funded status is defined as the market value of assets divided by the funding target (100 percent of the present value of all benefit liabilities accrued at that date). As permitted by ERISA, the Pentegra Defined Benefit Plan accepts contributions for the prior plan year up to eight and a half months after the asset valuation date. As a result, the fair value of assets at the valuation date (July 1) will increase by any subsequent contributions designated for the immediately preceding plan year ended June 30. The most recent Form 5500 available for the Pentegra Defined Benefit Plan is for the year ended June 30, 2014.

The following table presents the net pension cost and funded status of the Company relating to the Pentegra Defined Benefit Plan since the date of acquisition (dollar amounts in thousands):

2015
Net pension cost charged to salaries and employee benefits	$16
Pentegra defined benefit plan funded status as of July 1	109.41%
First Independence’s funded status as of July 1	100.93%
Contributions paid to the plan	$50

The Company’s contributions to the Pentegra Defined Benefit Plan were less than 5.00% of the total contributions to the Pentegra Defined Benefit plan for the plan year ended June 30, 2015.

NOTE 19 – SHARE-BASED PAYMENTS

The Company’s 2013 Stock Incentive Plan (the Plan) permits the grant of non-qualified stock options and shares to its employees and directors for up to 725,000 shares of common stock. The Plan replaced the 2006 Non-qualified Stock Option Plan (2006 Plan). Under the 2006 Plan there were 205,700 fully vested and exercisable options outstanding at December 31, 2015 and 2014. No new grants of options may be made under the 2006 Plan. The Company believes that stock-based awards better align the interests of its employees with those of its stockholders. Under the Company’s director compensation policy, directors may elect to receive all or a portion of their fees in cash, Company stock, or non-qualified stock options. During the year ended December 31, 2014 the Company recognized directors compensation expense of $37 and issued 2,568 shares of Company stock pursuant to certain directors’ elections under the Company’s director compensation policy. There were no directors’ elections for payment of director compensation in Company stock in the years ended December 31, 2015 and 2013.

Stock Option Awards: Options granted to directors and employees under the Plan vest depending on the passage of time or the achievement of performance targets, depending on the terms of the underlying grant.

The following tables summarize stock option activity for the years ended December 31, 2015 and 2014:

December 31, 2015	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of year	390,856	$13.55	8	$428
Granted	173,889	21.25	10	—
Exercised	—	—	—	—
Forfeited or expired	(2,750)	(14.25)	(10)	—

Outstanding at end of year	561,995	15.93	8	4,194

Fully vested and expected to vest	561,995	15.93	8	4,194

Exercisable at end of year	351,700	14.79	7	3,024

December 31, 2014	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of year	247,889	$13.29	7	$150
Granted	142,967	13.99	10	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—

Outstanding at end of year	390,856	13.55	8	428

Fully vested and expected to vest	390,856	13.55	8	428

Exercisable at end of year	231,606	13.94	7	225

The fair values of stock options granted during the years ended December 31, 2015, 2014 and 2013 were estimated to be $5.39 per share, $3.58 per share and $3.20 per share. The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected stock price volatility is based on the historical volatility of the SNL Bank Index. The expected term of options granted is based on the Simplified Method. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair values of options granted were determined using the following weighted-average assumptions as of grant dates.

	2015	2014	2013
Risk free rate	1.92%	1.84%	1.72%
Market value of stock on grant date	$21.25	$13.99	$13.00
Expected term (in years)	5.8	5.7	5.0
Expected volatility	21.49%	22.50%	23.93%
Dividend rate	—%	—%	—%

Compensation expense for stock options is recognized as the options vest. Total stock option compensation cost that has been charged against income was $397, $445, and $233 for 2015, 2014, and 2013. The total income tax benefit was $152, $170 and $89. At December 31, 2015 there was $886 of unrecognized compensation expense related to non-vested stock options granted under the Plan. Unrecognized compensation expense at December 31, 2015 will be recognized over a remaining weighted average period of 4 years.

Remaining options available to be granted under the Plan were 336,062 at December 31, 2015.

Restricted Stock Unit Plan:

The Company’s Restricted Stock Unit Plan (RSUP), which was terminated May 22, 2014, provided for the issuance of restricted stock units (“RSUs”) to certain directors and officers. Prior to termination, RSUs vested over a five-year period subject to completion of service; however, no shares vested in the first two years following the RSU issuance. To the extent vested, the RSUs became Class A voting common stock on the later of the fifth anniversary of the issuance date of the RSU or at separation of service. Compensation expense was recognized over the vesting period of the awards based on the estimated fair value of the RSUs at issuance dates.

Upon the 2014 termination of the RSUP, the vesting of 183,472 RSUs outstanding was accelerated and the issuance of Class A voting common stock was authorized to take place on the first business day following the first anniversary of the RSUP termination. In addition, the service period was shortened and the remaining unrecognized compensation was expensed in 2014.

The Company recognized stock based compensation expense attributable to the RSUP of $0, $1,524 and $303 for the years ended December 31, 2015, 2014 and 2013. The total income tax benefit was $0, $590 and $113. As of December 31, 2015, there was $0 unrecognized compensation cost related to non-vested shares granted under the RSUP.

NOTE 20 – EARNINGS PER SHARE

Earnings per share were computed as follows:

	2015	2014	2013
Basic:
Net income allocable to common stockholders	$10,123	$8,279	$6,895

Weighted average common shares outstanding	6,433,503	6,263,867	7,417,490
Weighted average vested restricted stock units	81,843	35,553	9,771

Weighted average shares	6,515,346	6,299,420	7,427,261

Basic earnings per common share	$1.55	$1.31	$0.93

Diluted:
Net income allocable to common stockholders	$10,123	$8,279	$6,895

Weighted average common shares outstanding for:
Basic earnings per common share	6,515,346	6,299,420	7,427,261
Dilutive effects of the assumed exercise of stock options	44,675	565	—
Dilutive effects of the assumed redemption of RSU’s	—	73,298	64,759

Average shares and dilutive potential common shares	6,560,021	6,373,283	7,492,020

Diluted earnings per common share	$1.54	$1.30	$0.92

Average outstanding stock options of 365; 206,010 and 209,931 for the years ending December 31, 2015, 2014 and 2013 were not included in the computation of diluted earnings per share because the options’ were antidilutive.

NOTE 21 – FAIR VALUE

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to disclose the fair value of its financial instruments. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. For disclosure purposes, the Company groups its financial and non-financial assets and liabilities into three different levels based on the nature of the instrument and the availability and reliability of the information that is used to determine fair value. The three levels of inputs that may be used to measure fair values are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Level 1 inputs are considered to be the most transparent and reliable. The Company assumes the use of the principal market to conduct a transaction of each particular asset or liability being measured and then considers the assumptions that market participants would use when pricing the asset or liability. Whenever possible, the Company first looks for quoted prices for identical assets or liabilities in active markets (level 1 inputs) to value each asset or liability. However, when inputs from identical assets or liabilities on active markets are not available, the Company utilizes market observable data for similar assets and liabilities. The Company maximizes the use of observable inputs and limits the use of unobservable inputs to occasions when observable inputs are not available. The need to use unobservable inputs generally results from the lack of market liquidity of the actual financial instrument or of the underlying collateral. Although, in some instances, third party price indications may be available, limited trading activity can challenge the implied value of those quotations.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of each instrument under the hierarchy:

Fair Value of Assets and Liabilities Measured on a Recurring Basis

The fair values of securities available-for-sale are carried at fair value on a recurring basis. To the extent possible, observable quoted prices in an active market are used to determine fair value and, as such, these securities are classified as level 1. For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities, generally determined by matrix pricing, which is a mathematical technique widely used in the industry to value securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). The Company’s available-for-sale securities, including U.S. Government sponsored agencies, residential mortgage-backed securities (all of which are issued or guaranteed by government sponsored agencies), corporate securities, Small Business Administration securities, State and Political Subdivision securities, and equity securities are classified as level 2.

The fair values of derivatives are determined based on a valuation pricing model using readily available observable market parameters such as interest rate yield curves (Level 2 inputs) adjusted for credit risk attributable to the seller of the derivative.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	December 31, 2015
	(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale securities:
U.S. government-sponsored entities	$—	$17,036	$—
Residential mortgage-backed securities (issued by government-sponsored entities)	—	109,521	—
Corporate	—	2,954	—
Small Business Administration loan pools	—	297	—
State and political subdivisions	—	508	—
Equity securities	—	494	—
Derivative assets (included in other assets)	—	2	—
Cash collateral held by counterparty	24	—	—

Total derivative assets	24	2	—

Total assets	24	130,812	—

Liabilities:
Derivative liabilities (included in other liabilities)	—	246	—
Cash collateral held by counterparty	(246)	—	—

Total derivative liabilities	(246)	246	—

Total liabilities	(246)	246	—

	December 31, 2014
	(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale securities:
U.S. government-sponsored entities	$—	$10,400	$—
Residential mortgage-backed securities (issued by government-sponsored entities)	—	36,529	—
Corporate	—	3,011	—
Small Business Administration loan pools	—	356	—
State and political subdivisions	—	2,193	—
Equity securities	—	496	—
Derivative assets (included in other assets)	—	11	—

Total assets	$—	$52,996	$—

There were no transfers between Levels during 2015 or 2014. The Company’s policy is to recognize transfers into or out of a level as of the end of a reporting period.

Fair Value of Assets and Liabilities Measured on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis when there is evidence of impairment. The fair values of impaired loans with specific allocations of the allowance for loan losses are generally based on recent real estate appraisals of the collateral. Declines in the fair values of other real estate owned subsequent to their initial acquisitions are also based on recent real estate appraisals less selling costs.

Real estate appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets measured at fair value on a non-recurring basis are summarized below:

	December 31, 2015
	(Level 1)	(Level 2)	(Level 3)
Impaired loans:
Commercial real estate	$—	$—	$2,986
Commercial and industrial	—	—	57
Residential real estate	—	—	594
Other	—	—	65
Other real estate owned:
Commercial real estate	—	—	524
Residential real estate	—	—	387

	December 31, 2014
	(Level 1)	(Level 2)	(Level 3)
Impaired loans:
Commercial real estate	$—	$—	$4,386
Commercial and industrial	—	—	663
Residential real estate	—	—	801
Other	—	—	158
Other real estate owned:
Commercial real estate	—	—	524
Residential real estate	—	—	646

The Company did not record any liabilities for which the fair value was measured on a non-recurring basis during the years ended December 31, 2015 and 2014.

Valuations of impaired loans and other real estate owned utilize third party appraisals or broker price opinions, and are classified as Level 3 due to the significant judgment involved. Appraisals may include the utilization of unobservable inputs, subjective factors, and utilize quantitative data to estimate fair market value.

The following table presents additional information about the unobservable inputs used in the fair value measurement of financial assets measured on a nonrecurring basis that were categorized with Level 3 of the fair value hierarchy:

	Fair Value	Valuation Technique	Unobservable Input	Range (weighted average)

December 31, 2015
Impaired loans	$3,702	Sales Comparison Approach	Adjustments for differences between comparable sales	7% - 29% (18%)

December 31, 2014
Impaired loans	$6,008	Sales Comparison Approach	Adjustments for differences between comparable sales	3% - 15% (7%)

Measurable inputs for other real estate owned are not material.

Carrying amounts and estimated fair values of financial instruments at year end were as follows as of the date indicated:

	December 31, 2015
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$56,829	$56,829	$56,829	$—	$—
Interest-bearing deposits	5,245	5,245	—	5,245	—
Available-for-sale securities	130,810	130,810	—	130,810	—
Held-to-maturity securities	310,539	312,802	—	312,802	—
Loans held for sale	3,504	3,504	—	3,504	—
Loans, net of allowance for loan losses	954,849	957,039	—	—	957,039
Federal Reserve Bank and Federal Home Loan Bank stock	11,013	N/A	N/A	N/A	N/A
Interest receivable	4,540	4,540	—	4,540	—
Derivative assets	2	2	—	2	—
Cash collateral held by derivative counterparty	24	24	24	—	—

Total derivative assets	26	26	24	2	—

Total assets	1,477,355	1,470,795	56,853	456,903	957,039

Financial liabilities:
Deposits	$1,215,914	$1,220,657	$—	$1,220,657	$—
Federal funds purchased and retail repurchase agreements	20,762	20,762	—	20,762	—
Federal Home Loan Bank advances	145,439	145,439	—	145,439	—
Bank stock loan	18,612	18,612	—	18,612	—
Subordinated debentures	9,251	9,251	—	9,251	—
Contractual obligations	3,093	3,093	—	3,093	—
Interest payable	737	737	—	737	—
Derivative liabilities	246	246	—	246	—
Cash collateral held by derivative counterparty	(246)	(246)	(246)	—	—

Total derivative liabilities	—	—	(246)	246	—

Total liabilities	1,413,808	1,418,551	(246)	1,418,797	—

	December 31, 2014
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$31,707	$31,707	$31,707	$—	$—
Interest-bearing deposits	5,995	5,995	—	5,995	—
Available-for-sale securities	52,985	52,985	—	52,985	—
Held-to-maturity securities	261,017	265,189	—	265,189	—
Loans held for sale	897	897	—	897	—
Loans, net of allowance for loan losses	719,913	717,141	—	—	717,141
Federal Reserve Bank and Federal Home Loan Bank stock	4,312	N/A	N/A	N/A	N/A
Interest receivable	3,589	3,589	—	3,589	—
Derivative assets	11	11	—	11	—

Total assets	1,080,426	1,077,514	31,707	328,666	717,141

Financial liabilities:
Deposits	$981,177	$982,645	$—	$982,645	$—
Federal funds purchased and retail repurchase agreements	25,301	25,301	—	25,301	—
Federal Home Loan Bank advances	20,976	21,207	—	21,207	—
Bank stock loan	15,152	15,152	—	15,152	—
Subordinated debentures	8,941	8,941	—	8,941	—
Contractual obligations	3,146	3,146	—	3,146	—
Interest payable	631	631	—	631	—

Total liabilities	1,055,324	1,057,023	—	1,057,023	—

The methods and assumptions, not previously presented, used to estimate fair values are described as follows:

Cash and cash equivalents and interest-bearing deposits: The carrying amounts of cash and short-term instruments approximate fair values.

Held-to-maturity securities: The fair value of held-to-maturity securities are determined in a manner consistent with available-for-sale securities which has been previously discussed.

Loans held for sale: The fair values of loans held for sale are based on quoted market prices for loans with similar characteristics.

Loans: Fair values of variable rate loans that reprice frequently and with no significant change in credit risk are based on carrying values. Fair values of other loans are estimated using discounted cash flows analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Federal Reserve Bank and Federal Home Loan Bank stock: It is not practical to determine the fair value of Federal Reserve Bank and Federal Home Loan Bank stock due to restrictions placed on its transferability.

Interest receivable and interest payable: The carrying amounts of accrued interest receivable and payable approximate their fair values.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount). The carrying amount of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered.

Federal funds purchased and retail repurchase agreements: Federal funds purchased and retail repurchase agreements mature daily and may be terminated at any time. The carrying amounts of these financial instruments approximate their fair values.

Federal Home Loan Bank Advances: The carrying amounts of draws against the Company’s line of credit at the Federal Home Loan Bank approximate their fair values. The fair values of fixed rate term advances are determined using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements.

Bank stock loan: The fair value of the bank stock loan was estimated using a discounted cash flow analysis based on current borrowing rates for similar types of borrowing arrangements.

Subordinated debentures: Subordinated debentures are carried at the outstanding principal balance less an unamortized fair value adjustment from the date of assumption. The outstanding principal balance, net of this adjustment, approximates their fair value.

Contractual obligations: The carrying value of contractual obligations approximate their fair value.

The fair value of off-balance-sheet items is not considered material.

NOTE 22 – COMMITMENTS AND CREDIT RISK

The Company extends credit for commercial real estate mortgages, residential mortgages, working capital financing and loans to businesses and consumers.

Commitments to Originate Loans and Available Lines of Credit:

Commitments to originate loans and available lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments and lines of credit may expire without being drawn upon, the total commitment and lines of credit amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate. Mortgage loans in the process of origination represent amounts that the Company plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market.

The contractual amounts of commitments to originate loans and available lines of credit as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$30,261	$55,694	$9,791	$15,776
Mortgage loans in the process of origination	5,116	1,941	2,175	761
Unused lines of credit	44,392	55,769	32,447	48,290

The fixed rate loan commitments have interest rates ranging from 2.15% to 8.50% and maturities ranging from 6 months to 24 months.

Standby Letters of Credit:

Standby letters of credit are irrevocable commitments issued by the Company to guarantee the performance of a customer to a third party once specified pre-conditions are met. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The contractual amounts of standby letters of credit as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Standby letters of credit	$3,588	$1,253	$2,093	$616

NOTE 23 – LEGAL MATTERS

The Company is party to various matters of litigation in the ordinary course of business. The Company periodically reviews all outstanding pending or threatened legal proceedings and determines if such matters will have an adverse effect on the business, financial condition or results of operations or cash flows. A loss contingency is recorded when the outcome is probable and reasonably able to be estimated. The following loss contingencies have been identified by the Company as reasonably possible to result in an unfavorable outcome for the Company .

Equity Bank is a party to a February 3, 2015 lawsuit filed against it by CitiMortgage, Inc. The lawsuit involves an alleged breach of contract related to loan repurchase obligations and damages of $2,700 plus pre-judgment and post-judgment interest. At this stage of the litigation it is difficult to estimate any potential loss, however Equity Bank believes it has numerous and meritorious defenses to the claims and anticipates contesting the matter vigorously.

At December 31, 2014, Equity Bank and U.S. Bank (“USB”) were parties to lawsuits filed against each other. These lawsuits involved loan-repurchase demands made by USB and allegations by Equity Bank that USB withheld servicing release premiums (profits) on loans sold by Equity Bank to USB, and also that USB had interfered with a 2012 business combination. In June 2015, Equity Bank and USB settled the lawsuits filed against each other.

Except for the above mentioned lawsuit and settlement, there have been no other claims for potential repurchase or indemnification demands regarding mortgage loans originated by Equity Bank and sold to investors. However, the Company believes there is possible risk it may face similar demands based on comparable demands loan aggregators are facing from their investors, including Government Sponsored Entities such as Freddie Mac and Fannie Mae, and or settlement agreements loan aggregators have entered into with those investors. The amount of potential loss and outcome of such possible litigation, if it were commenced, is uncertain and the Company would vigorously contest any claims.

The Company currently does not believe that it is probable that these matters will result in a material unfavorable outcome for the Company. An estimate of the potential losses from these matters cannot be made at this time as the Company intends to vigorously defend these matters and believes it has meritorious defenses to these potential claims.

NOTE 24 – CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is the condensed financial information as to financial position, results of operations, and cash flows of the Parent Company:

CONSOLIDATED BALANCE SHEET

	2015	2014
ASSETS
Cash and due from banks	$43,912	$6,649
Investment in Equity Bank	150,152	134,096
Other assets	1,678	774

Total assets	$195,742	$141,519

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities	$28,509	$23,790
Stockholders’ equity	167,233	117,729

Total liabilities and stockholders’ equity	$195,742	$141,519

CONDENSED STATEMENT OF INCOME

	2015	2014	2013
Dividend from Equity Bank	$10,500	$7,700	$—
Other income	2	—	—

Total income	10,502	7,700	—
Expenses
Interest expense	1,284	929	642
Other expenses	1,336	744	310

Total expenses	2,620	1,673	952

Income (loss) before income tax and equity in undistributed income of subsidiaries	7,882	6,027	(952)
Income tax benefit	858	529	324

Income (loss) before equity in undistributed income (loss) of subsidiaries	8,740	6,556	(628)
Equity in undistributed income of Equity Bank	1,560	2,431	8,501

Net income	10,300	8,987	7,873
Dividends and discount accretion on preferred stock	(177)	(708)	(978)

Net income allocable to common stockholders	$10,123	$8,279	$6,895

CONDENSED STATEMENT OF CASH FLOWS

	2015	2014	2013
Cash flows from operating activities
Net income	$10,300	$8,987	$7,873
Adjustments to reconcile net income to net cash from operating activities:
Stock based compensation	531	2,006	536
Equity in undistributed income of Equity Bank	(1,560)	(2,431)	(8,501)
Net amortization of purchase valuation adjustments	301	301	300
Net change in:
Other assets	(344)	(776)	(736)
Interest payable and other liabilities	397	(410)	(918)

Net cash from (to) operating activities	9,625	7,677	(1,446)
Cash flows (to) from investing activities
Purchase stock of First Independence, net of holding company cash acquired	(14,585)	—	—

Net cash (used in) investing activities	(14,585)	—	—
Cash flows (to) from financing activities
Borrowings on bank stock loan	5,014	15,540	—
Principal payments on bank stock loan	(1,554)	(388)	—
Proceeds from the issuance of common stock, net	38,945	—	—
Issuance of employee stock loan	(1,215)	—	—
Principal payments on employee stock loan	973	—	—
Redemption of Series A and Series B preferred stock	—	(15,540)	—
Purchase of treasury stock	—	(17,221)	(571)
Dividends paid on preferred stock	(164)	(804)	(970)
Excess tax benefits as a result of the distribution of common stock in termination of the restricted stock unit plan recognized as an increase in additional paid-in capital	224	—	—

Net cash provided by (used in) financing activities	42,223	(18,413)	(1,541)

Net change in cash and cash equivalents	37,263	(10,736)	(2,987)
Cash and cash equivalents, beginning of period	6,649	17,385	20,372

Ending cash and cash equivalents	$43,912	$6,649	$17,385

COMMUNITY FIRST BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

June 30, 2016 and December 31, 2015

	Unaudited June 30, 2016	December 31, 2015
ASSETS
Cash and due from banks	$8,384,119	$17,095,692
Federal funds sold	525,000	—

Total cash and cash equivalents	8,909,119	17,095,692

Investment securities available-for-sale	74,396,868	74,017,211
Investment securities held-to-maturity	6,548,829	6,640,943
Investment in White River Bancshares Company	8,284,142	7,985,528
Investment in Federal Home Loan Bank stock, at cost	1,850,700	908,400
Loans held-for-sale	919,295	1,043,463
Loans, net of allowance for loan losses	370,490,009	347,419,512
Premises and equipment, net	12,412,627	12,480,917
Accrued interest receivable	2,226,008	2,057,108
Foreclosed assets held for sale	4,981,040	5,336,212
Deferred income taxes	2,784,150	2,997,773
Other assets	1,199,005	1,953,709

	$495,001,792	$479,936,468

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest bearing demand	$38,020,178	$34,473,980
Interest bearing demand	196,497,906	205,327,388
Savings	48,286,828	48,288,878
Time deposits under $100,000	64,105,683	64,674,084
Time deposits $100,000 and over	36,880,838	41,209,362

Total deposits	383,791,433	393,973,692

Federal funds purchased and repurchase agreements	274,256	—
Borrowings—Federal Home Loan Bank	41,232,915	17,562,726
Borrowings—other	9,617,030	10,012,146
Subordinated debentures	5,155,000	5,155,000
Accrued interest payable	414,055	397,940
Other liabilities	1,234,478	959,492

Total liabilities	441,719,167	428,060,996

Stockholders’ equity:
Common stock	37,045	38,535
Surplus	9,640,544	11,336,115
Retained earnings	43,158,995	40,774,186
Accumulated other comprehensive income (loss)	446,041	(273,364)

Total stockholders’ equity	53,282,625	51,875,472

	$495,001,792	$479,936,468

See accompanying notes

COMMUNITY FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the 6 month period ended June 30, 2016 and

the 6 month period ended June 30, 2015

	Unaudited 1/1/2016 - 6/30/2016	Unaudited 1/1/2015 - 6/30/2015
Interest income:
Loans, including fees	$10,359,571	$10,084,528
Investment securities	1,105,431	1,128,186
Federal funds sold and time deposits in other institutions	20,245	9,203
Other	3,047	2,752

Total interest income	11,488,294	11,224,669

Interest expense:
Deposits	921,394	980,458
Borrowings	542,059	409,800

Total interest expense	1,463,453	1,390,258

Net interest income	10,024,841	9,834,411
Provision for loan losses	91,000	140,000

Net interest income after provision for loan losses	9,933,841	9,694,411

Non-interest income:
Service charges on deposits	920,472	816,948
Fees and commissions	861,939	687,373
Equity in earnings of White River Bancshares Company	257,084	181,587
Net gains on investment securities	48,996	33,515
Losses on foreclosed assets held for sale	(10,751)	(264,351)
Other	247,148	426,078

	2,324,888	1,881,150

Non-interest expense:
Salaries and benefits	4,866,022	3,929,570
Occupancy	529,390	522,277
Furniture and equipment	611,598	683,261
Advertising and public relations	158,544	142,678
Outside services	685,516	690,918
Loan and collection	194,272	221,951
Stationary and supplies	89,365	98,723
Telephone	61,103	64,270
Postage and freight	96,331	98,980
Directors’ fees	93,900	92,600
FDIC and state assessments	225,894	240,502
Other	542,869	553,686

	8,154,804	7,339,416

Income before income taxes	4,103,925	4,236,145
Provision for income taxes	1,160,366	1,225,554

Net income	$2,943,559	$3,010,591

See accompanying notes

COMMUNITY FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the 3 month period ended June 30, 2016 and

the 3 month period ended June 30, 2015

	Unaudited 4/1/2016 - 6/30/2016	Unaudited 4/1/2015 - 6/30/2015
Interest income:
Loans, including fees	$5,292,166	$5,037,363
Investment securities	533,477	554,513
Federal funds sold and time deposits in other institutions	7,455	3,347
Other	1,537	1,394

Total interest income	5,834,635	5,596,617

Interest expense:
Deposits	457,658	492,375
Borrowings	284,495	183,271

Total interest expense	742,153	675,646

Net interest income	5,092,482	4,920,971
Provision for loan losses	—	10,000

Net interest income after provision for loan losses	5,092,482	4,910,971

Non-interest income:
Service charges on deposits	490,368	432,925
Fees and commissions	444,396	367,174
Equity in earnings of White River Bancshares Company	117,132	113,268
Net gains on investment securities	38,691	7,731
Gains (losses) on foreclosed assets held for sale	626	(245,936)
Other	19,920	159,733

	1,111,133	834,895

Non-interest expense:
Salaries and benefits	2,783,583	1,956,688
Occupancy	258,455	251,478
Furniture and equipment	300,577	309,688
Advertising and public relations	69,732	75,617
Outside services	296,525	379,308
Loan and collection	92,255	108,016
Stationary and supplies	38,008	47,052
Telephone	30,466	30,947
Postage and freight	51,204	48,635
Directors’ fees	46,950	46,350
FDIC and state assessments	112,496	118,406
Other	281,145	225,828

	4,361,396	3,598,013

Income before income taxes	1,842,219	2,147,853
Provision for income taxes	508,875	613,393

Net income	$1,333,344	$1,534,460

See accompanying notes

COMMUNITY FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the 6 month period ended June 30, 2016 and

the 6 month period ended June 30, 2015

	Unaudited 1/1/2016 - 6/30/2016	Unaudited 1/1/2015 - 6/30/2015
Net income	$2,943,559	$3,010,591

Other comprehensive income (loss):
Net unrealized holding gains (losses) on investment securities arising during the year, net of deferred income taxes of $338,298 and $(177,061), respectively	656,696	(343,704)
Reclassification adjustment for realized gains included in net income, net of deferred income taxes of $16,659 and $11,395, respectively	(32,337)	(22,120)
Other comprehensive income (loss) attributable to investment in White River Bancshares Company	95,046	(23,155)

Other comprehensive income (loss)	719,405	(388,979)

Comprehensive income	$3,662,964	$2,621,612

See accompanying notes

COMMUNITY FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the 3 month period ended June 30, 2016 and

the 3 month period ended June 30, 2015

	Unaudited 4/1/2016 - 6/30/2016	Unaudited 4/1/2015 - 6/30/2015
Net income	$1,333,344	$1,534,460

Other comprehensive income (loss):
Net unrealized holding gains (losses) on investment securities arising during the year, net of deferred income taxes of $193,136 and $(313,215), respectively	374,912	(608,005)
Reclassification adjustment for realized gains included in net income, net of deferred income taxes of $13,155 and $11,395, respectively	(25,536)	(22,120)
Other comprehensive income (loss) attributable to investment in White River Bancshares Company	43,885	(68,304)

Other comprehensive income (loss)	393,261	(698,429)

Comprehensive income	$1,726,605	$836,031

See accompanying notes

COMMUNITY FIRST BANCSHARES, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six months ended June 30, 2016 and the six months ended June 30, 2015

	Preferred Stock		Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Series A	Series B
Balance—December 31, 2014	$899	$55	$42,244	$24,812,941	$34,976,019	$(30,040)	$59,802,118
Comprehensive income					3,010,591	(388,979)	2,621,612
Preferred stock dividends					(23,700)		(23,700)
Common stock dividends					(532,275)		(532,275)
Repurchase of common stock			(3,809)	(3,996,165)			(3,999,974)
Repurchase of preferred stock	(899)	(55)		(9,524,047)			(9,525,001)
Impact of equity transactions of White River Bancshares Company				(26,786)			(26,786)

Balance—June 30, 2015	$—	$—	$38,435	$11,265,943	$37,430,635	$(419,019)	$48,315,994

Balance—December 31, 2015	$—	$—	$38,535	$11,336,115	$40,774,186	$(273,364)	$51,875,472
Comprehensive income					2,943,559	719,405	3,662,964
Sale of 588 shares of common stock			58	90,493			90,551
Common stock dividends					(558,750)		(558,750)
Common stock issued as compensation			625	699,375			700,000
Repurchase of common stock			(2,173)	(2,431,923)			(2,434,096)
Impact of equity transactions of White River Bancshares Company				(53,516)			(53,516)

Balance—June 30, 2016	$—	$—	$37,045	$9,640,544	$43,158,995	$446,041	$53,282,625

See accompanying notes

COMMUNITY FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2016 and June 30, 2015

	Unaudited 1/1/2016 - 6/30/2016	Unaudited 1/1/2015 - 6/30/2015
Cash flows from operating activities:
Net income	$2,943,559	$3,010,591
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	91,000	140,000
Provision for losses on foreclosed assets	7,574	217,500
Depreciation and amortization	459,791	471,442
Common stock issued as compensation	700,000	—
Net amortization of investment securities discounts and premiums	194,680	254,077
Realized gains on disposition of investment securities	(48,996)	(33,515)
Equity in earnings of White River Bancshares Company	(257,084)	(181,587)
(Gains) losses on dispositions of premises and equipment, foreclosed assets, and other assets	1,153	27,573
Decrease in accrued interest receivable and other assets	580,404	698,585
(Increase) decrease in loans held-for-sale	124,168	(437,000)
Increase in accrued interest payable and other liabilities	291,101	1,063,553

Net cash provided by operating activities	4,979,334	5,231,219

Cash flows from investing activities:
Purchases of investment securities available-for-sale	(9,517,366)	(13,772,958)
Proceeds from disposition of investment securities available-for-sale	9,938,023	14,146,852
Proceeds from calls and maturities of investment securities held-to-maturity	92,114	88,187
Net (increase) decrease in loans	(23,130,047)	7,997,136
Net (purchases) dispositions of other investments	(936,900)	804,600
Purchases of premises and equipment	(391,501)	(168,030)
Proceeds from sales of premises and equipment and other assets	—	47,747
Proceeds from sales of foreclosed assets held for sale	314,995	431,616

Net cash provided (used) by investing activities	(23,630,682)	9,575,150

Cash flows from financing activities:
Increase (decrease) in non-interest bearing demand deposits	3,546,198	(771,766)
Increase (decrease) in interest bearing demand deposits	(8,829,482)	4,891,692
Increase (decrease) in savings deposits	(2,050)	1,123,379
Decrease in time deposits	(4,896,925)	(3,143,775)
Net increase in federal funds purchased and repurchase agreements	274,256	—
Borrowings from Federal Home Loan Bank	28,945,001	—
Repayments of Federal Home Loan Bank borrowings	(5,274,812)	(20,278,880)
Net repayments of other borrowings	(395,116)	(344,035)
Repurchase of common stock	(2,434,096)	(3,999,974)
Repurchase of preferred stock	—	(9,525,001)
Preferred stock dividends paid	—	(23,700)
Proceeds from sale of common stock	90,551	—
Common stock dividends paid	(558,750)	(532,275)

Net cash provided (used) by financing operations	10,464,775	(32,604,335)

Net decrease in cash and cash equivalents	(8,186,573)	(17,797,966)
Cash and cash equivalents, beginning of period	17,095,692	28,591,842

Cash and cash equivalents, end of period	$8,909,119	$10,793,876

See accompanying notes

COMMUNITY FIRST BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2016 (Unaudited)

For the year ended December 31, 2015 and

For the Six Months Ended June 30, 2015 (Unaudited)

(1) SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations –

Community First Bancshares, Inc. (Company) provides a full range of financial services to individuals and commercial customers in Harrison, Arkansas and surrounding areas through its wholly-owned subsidiary, Community First Bank (Bank). The Bank’s primary deposit products are interest-bearing checking accounts and certificates of deposit. Its primary lending products are real estate, commercial, and industrial loans. The Bank operates under a state bank charter and is subject to regulation by the Arkansas State Bank Department and the Federal Deposit Insurance Corporation (FDIC).

Community First Title, Inc. (CFT) was formed to provide title insurance and closing services to customers in the Harrison, Arkansas area. Effective August 26, 2015, the assets of CFT, which were not material, were sold and its operations were discontinued.

West View Apartments, L.P. (West View) owns and operates a 12-unit housing facility in Berryville, Arkansas for low income individuals.

East View Apartments, L.P. (East View) owns and operates a 26-unit housing facility in Green Forest, Arkansas for low income individuals.

Basis of presentation and use of estimates –

The consolidated financial statements include the accounts of the Company, the Bank, its wholly-owned subsidiary, Community First Title, Inc., and its 99.98% owned subsidiaries, West View Apartments, L.P. and East View Apartments, L.P. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accounting policies of the Company and the methods of applying them conform with U.S. generally accepted accounting principles (GAAP) and practices within the banking industry. The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective during the Company’s fiscal year ending December 31, 2009. At that time, the ASC became FASB’s officially recognized source of authoritative GAAP applicable to all nongovernmental entities, superseding previously existing accounting and reporting standards.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents –

For purposes of reporting cash flows in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.

The Bank is required by the Federal Reserve to maintain minimum balances of cash or non-interest bearing deposits with its primary correspondent. At June 30, 2016 and December 31, 2015, the Bank’s required minimum reserve balance was approximately $478,000 and $334,000, respectively.

Federal funds sold generally mature within one to four days from the transaction date. At times, the Bank’s federal funds sold to and deposits with correspondent banks may significantly exceed the FDIC insurance limit. It is the Bank’s policy to only sell funds to and place deposits with institutions it considers to be of high credit quality. At June 30, 2016 and December 31, 2015, uninsured balances due from banks totaled approximately $1,796,000 and $1,254,000, respectively.

Investments securities –

Investment securities classified as held-to-maturity are those securities the Company has the intent and ability to hold until they mature regardless of changes in market conditions, liquidity needs, or changes in general economic conditions. These securities are carried at amortized cost. Investment securities classified as available-for-sale are those securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. The Company could decide to sell a security classified as available-for-sale for various reasons, including movement in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, and other similar factors. Securities available-for-sale are carried at fair value, with the unrealized gains and losses, net of deferred taxes, reported as increases or decreases in accumulated other comprehensive income, a separate component of stockholders’ equity.

The amortized cost of investment securities is adjusted for amortization of premiums and accretion of discounts to the expected maturity date, or in the case of mortgage-backed securities, over the life of the security. Such amortization and accretion is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary are included in current earnings. The cost of securities sold for purposes of recognizing gains or losses is based on the specific identification method.

Investment in White River Bancshares Company –

The Company’s non-controlling 23.09% investment in White River Bancshares Company is accounted for using the equity method of accounting and earnings are considered to be permanently reinvested.

Investment in Federal Home Loan Bank stock –

All Federal Home Loan Bank of Dallas (FHLB) stockholders are required to maintain a minimum investment based on total assets, loan and investment portfolio components, and desired levels of borrowings. Accordingly, the Company’s rights to sell or exchange this investment are restricted. Because of the limited market for this stock, it is carried at cost. At each balance sheet date, the stock was pledged as collateral for borrowings from the FHLB.

Loans and allowance for loan losses –

Loans held for sale are carried at the lower of cost or fair value less estimated costs to sell. The Bank enters into forward commitments for the sale of its mortgage loan originations in order to reduce its market risk on such originations in process. Gains and losses from the sales of mortgage loans are recognized when the loan is sold to investors.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income on loans is recognized over the term of the loan and is calculated using the simple interest method on daily balances of principal amount outstanding. Loan origination fees and costs are generally deferred and recognized over the life of the loan as an adjustment to yield. Each borrower’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained is based on management’s credit evaluation of the customer. The nature of collateral required varies and may include deposit accounts, securities, accounts receivable, inventories, equipment, and real estate.

Generally, the accrual of interest is discontinued on loans which are greater than ninety days delinquent, unless the loan is both well secured and in the process of collection, or earlier when management believes the collection of all principal and interest is unlikely. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans and income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable.

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb losses inherent in the loan portfolio as of the balance sheet date and is based on management’s evaluation of various factors affecting the loan portfolio including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, regulatory guidance, general economic conditions, and other observable data. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows or collateral values for specific impaired loans, estimated losses on homogeneous loan groups that are based on historical loss experience and consideration of current economic factors and trends, all of which may be susceptible to significant change. Loans, or portions thereof, that are considered uncollectible are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously described, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. The Company evaluates impaired loans with smaller balances that are of a similar nature collectively and evaluates all other impaired loans individually when determining the adequacy of the allowance for impaired loans. Estimated losses on internally risk-rated loans, exclusive of specific impaired loans, is based on applying an allowance factor that is higher for homogeneous groups of impaired loans than for homogeneous groups of unimpaired loans, due to management’s concerns regarding collectability or management’s knowledge of particular elements regarding the borrower. Because of the uncertainties associated with the estimation process, it is reasonably possible that management’s estimate of credit losses inherent in the loan portfolio and the amount of the related allowance may change in the near term. Loans for which the terms have been modified and for which the borrower is experiencing financial difficulties are considered troubled debt restructurings (TDR’s) and are included in impaired loans. The most common TDR concessions that were granted by the Company involved reductions of interest rates and rescheduling payments of principal and interest over longer amortization periods.

At times, the Company may sell participating interests in loans to other financial institutions to allow the Company to service customers with needs in excess of the Company’s limit on loans to a single borrower. The Company accounts for the transfer of such a participating interest as a sale since control over the participating interest has been relinquished. Control is deemed to be relinquished when the participating interest has been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or sell the participating interest, and the Company does not maintain effective control over the participating interest through an agreement to repurchase it prior to maturity. Under such a participation agreement, the Company continues to service the loan for a nominal fee and the buyer receives its share of principal collected together with interest at an agreed-upon rate. Generally, no gain or loss is recognized upon the sale of a participating interest in a loan or during the related servicing period.

Foreclosed assets held for sale –

Foreclosed assets held for sale represents assets acquired in satisfaction of debt and are generally valued at the lower of the recorded investment in the loan or fair value less estimated cost to sell. Subsequent write-downs and net losses realized on sales of foreclosed assets are included in non-interest income in the accompanying statements of income.

Premises and equipment –

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 10 years for equipment, furniture and fixtures. Leasehold improvements are capitalized and amortized using the straight-line method over the term of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Income taxes –

The Company recognizes deferred income taxes for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the values of the assets and liabilities reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year or years in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company files consolidated income tax returns with the Bank and CFT and includes its allocable portion of taxable income and deductions for East View and West View in those returns. The Company is no longer subject to federal or Arkansas income tax audits by tax authorities for years prior to 2012.

Advertising costs –

Advertising costs are charged to expense as incurred. Advertising costs for the six months ended June 30, 2016 and 2015 totaled approximately $65,000 and $55,000, respectively.

Stock-based compensation –

The Company has a stock-based employee compensation plan which is described more fully in Note 14. The Company applies the fair value method of recording stock-based compensation for stock options granted after December 31, 2005, as prescribed by ASC Topic 715. The cost of stock-based awards is recognized over the period during which the employee is required to provide service in exchange for the award. No stock-based compensation is reflected in income for stock options granted prior to January 1, 2006.

Recent accounting pronouncements –

In May 2014, the FASB issued Accounting Standard Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. In July 2015, the FASB deferred the required effective date of ASU 2014-09 to years beginning after December 15, 2018. Early adoption is permitted for years beginning after December 15, 2016. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company has not yet selected a transition method nor has it determined the impact, if any, that the adoption will have on its financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Topic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 will require equity investments (other than those accounted for under equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized through net income. ASU 2016-01 will also eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted for entities beginning after December 15, 2017. The Company does not expect the adoption of ASU 2016-01 to have a material impact its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 will generally require lessees to recognize assets and liabilities associated with leases (other than those leases with terms of 12 months or less, for which the entity is permitted to elect to not recognize lease assets and lease liabilities) on the lessee entity’s balance sheet. ASU 2016-02 will also require certain quantitative and qualitative financial statement disclosures regarding the amount, timing and uncertainty of cash flows from leases. Upon adoption, ASU 2016-02 will require the recognition and measurement of leases at the beginning of the earliest period presented using a modified retrospective approach which includes a number of practical expedients that entities may elect to apply. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018 for public business entities and periods beginning after December 15, 2019 for entities that are not public business entities. Early adoption is permitted for all entities. The Company has not yet determined the impact that adoption of ASU 2016-02 will have on its financial statements.

(2) INVESTMENT SECURITIES:

Following is a summary of available-for-sale and held-to-maturity securities:

	Available-for-Sale
June 30, 2016:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and agency obligations	$2,998,539	$5,952	$1,229	$3,003,262
Obligations of states and political subdivisions	27,092,910	544,433	132,378	27,504,965
Mortgage-backed securities	43,739,792	251,599	102,750	43,888,641

	$73,831,241	$801,984	$236,357	$74,396,868

	Held-to-Maturity
June 30, 2016:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states and political subdivisions	$6,548,829	$29,122	$—	$6,577,951

	Available-for-Sale
December 31, 2015:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and agency obligations	$4,998,432	$1,326	$59,100	$4,940,658
Obligations of states and political subdivisions	27,409,719	427,600	139,232	27,698,087
Mortgage-backed securities	41,989,430	38,773	649,737	41,378,466

	$74,397,581	$467,699	$848,069	$74,017,211

	Held-to-Maturity
December 31, 2015:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states and political subdivisions	$6,640,943	$26,140	$—	$6,667,083

The amortized cost and estimated fair value of investment securities by contractual maturity at June 30, 2016 are presented below. Actual maturities may differ from contractual maturities due to the existence of call or prepayment options.

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—	$—	$—
Due in one to five years	4,455,305	4,512,171	37,000	37,384
Due in five to ten years	12,632,568	12,683,135	—	—
Due more than ten years	13,003,576	13,312,921	6,511,829	6,540,567

	30,091,449	30,508,227	6,548,829	6,577,951
Mortgage-backed securities	43,739,792	43,888,641	—	—

	$73,831,241	$74,396,868	$6,548,829	$6,577,951

Gross realized gains and losses on sales and calls of investment securities during the six months ended June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015
U.S. Government and agency obligations
Gross realized gains	$6,000	$—
Gross realized losses	—	5,050
Obligations of states and political subdivisions
Gross realized gains	21,858	—
Mortgage-backed securities
Gross realized gains	21,138	47,357
Gross realized losses	—	8,792

Investment securities with carrying values of approximately $69,288,000 and $66,377,000 at June 30, 2016 and December 31, 2015, respectively, were pledged to secure certain public deposits or for other purposes.

Information pertaining to investment securities with gross unrealized losses at June 30, 2016 and December 31, 2015, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position, follows:

	Less than 12 months		More than 12 months		Total
June 30, 2016	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government and agency obligations	$—	$—	$998,771	$1,229	$998,771	$1,229
Obligation of states and political subdivisions	—	—	272,622	132,378	272,622	132,378
Mortgage-backed securities	4,227,751	17,066	7,839,342	85,684	12,067,093	102,750

	$4,227,751	$17,066	$9,110,735	$219,291	$13,338,486	$236,357

	Less than 12 months		More than 12 months		Total
December 31, 2015	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government and agency obligations	$1,979,609	$20,391	$1,959,723	$38,709	$3,939,332	$59,100
Obligation of states and political subdivisions	694,894	1,130	461,880	138,102	1,156,774	139,232
Mortgage-backed securities	27,529,041	335,885	10,418,522	313,852	37,947,563	649,737

	$30,203,544	$357,406	$12,840,125	$490,663	$43,043,669	$848,069

At June 30, 2016, one of the Company’s U.S. Government and agency obligations, three of its obligations of states and political subdivisions, and twelve of its mortgage-backed securities had fair values that were less than their carrying values. One of its U.S. Government agency obligations, three of its obligations of states and political subdivisions, and eight of its mortgage-backed securities had been in a continuous unrealized loss position for twelve months or more.

In evaluating the Company’s unrealized loss positions for other-than-temporary impairment, management considers the credit quality of the issuer, the nature and cause of the unrealized loss, and the severity and duration of the impairments. At June 30, 2016 and December 31, 2015, management determined that substantially all unrealized losses were the result of fluctuations in interest rates or other temporary market conditions and did not reflect deteriorations of the credit quality of the investments. Accordingly, management has determined that all of its unrealized losses on investment securities are temporary in nature and that the Company has both the intent and ability to hold the securities to maturity or until fair value recovers above cost.

(3) LOANS AND ALLOWANCE FOR LOAN LOSSES:

The major categories of outstanding loans, net of deferred fees, at June 30, 2016 and December 31, 2015 are summarized as follows:

	June 30, 2016	December 31, 2015
Real estate loans:
Residential 1-4 family	$127,266,755	$123,586,577
Non-farm/non-residential	102,705,446	91,436,268
Construction/land development	36,484,180	34,212,001
Agricultural	23,966,403	24,903,502
Residential multifamily	11,402,016	14,051,901
Commercial and industrial loans	41,321,602	35,430,718
Consumer	23,686,274	21,149,417
Agricultural loans (non-real estate)	7,356,325	7,880,916
Other	2,179,807	422,901

	376,368,808	353,074,201
Less: allowance for loan losses and amortization	5,878,799	5,654,689

	$370,490,009	$347,419,512

Deferred fees, net of deferred costs, totaled $460,947 and $380,740 at June 30, 2016 and December 31, 2015, respectively.

Changes in the allowance for loan losses by segment for the six months ending June 30, 2016 and 2015 are summarized as follows:

June 30, 2016	Balance, Beginning of Year	Charge-offs	Recoveries	Provision	Balance, End of Period
Real estate:
Residential 1-4 family	$661,754	$(48,228)	$3,488	$(147,701)	$469,313
Non-farm/non-residential	644,878	—	26,425	951,139	1,622,442
Construction/land development	641,243	—	35,000	(64,139)	612,104
Agricultural	118,781	—	13,170	(61,460)	70,491
Residential multifamily	51,104	—	15,000	(35,853)	30,251
Commercial and industrial	712,313	(75,083)	186,416	(447,636)	376,010
Consumer	288,063	(52,685)	29,607	520	265,505
Agricultural (non-real estate)	19,454	—	—	(15,282)	4,172
Other	64	—	—	263	327
Unallocated	2,517,035	—	—	(88,851)	2,428,184

	$5,654,689	$(175,996)	$309,106	$91,000	$5,878,799

June 30, 2015	Balance, Beginning of Year	Charge-offs	Recoveries	Provision	Balance, End of Period
Real estate:
Residential 1-4 family	$922,175	$(117,586)	$28,882	$35,998	$869,469
Non-farm/non-residential	1,103,018	(441,000)	12,558	(39,511)	635,065
Construction/land development	759,331	(7,767)	10,000	(112,951)	648,613
Agricultural	140,262	(7,600)	4,877	30,138	167,677
Residential multifamily	91,642	—	15,000	(59,178)	47,464
Commercial and industrial	1,248,348	(11,513)	15,804	(626,769)	625,870
Consumer	302,510	(55,247)	27,174	246	274,683
Agricultural (non-real estate)	17,510	—	—	(488)	17,022
Other	132	—	—	(53)	79
Unallocated	1,929,300	—	—	912,568	2,841,868

	$6,514,228	$(640,713)	$114,295	$140,000	$6,127,810

The Company’s credit quality indicators consist of an internal grading system analysis used to assign grades to all loans. The grade for each individual loan is determined by the account officer and other approving officers at the time the loan is made and changed from time to time to reflect an ongoing assessment of loan risk. Grades on specific loans rated moderate or greater are reviewed monthly. The following categories of credit quality are used by the Company:

Pass—	Loans in this category are considered to be an acceptable credit risk and are generally considered to be collectible in full. This category includes loans graded Excellent, Good, Satisfactory and Moderate.
Watch—	Loans in this category are presently protected from apparent loss; however, weaknesses do exist which could cause future impairment of repayment of principal or interest.
Substandard—	Loans in this category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action and posing the risk of some loss.
Doubtful—	Loans in this category exhibit the same weaknesses found in the substandard category; however, the weaknesses are more pronounced. These loans have deteriorated to a point where collection in full is improbable.

A summary of loans, net of deferred fees, by credit quality indicators as of June 30, 2016 and

December 31, 2015 follows:

June 30, 2016	Pass	Watch	Substandard	Doubtful	Total
Real estate:
Residential 1-4 family	$124,832,998	$116,108	$2,317,649	$—	$127,266,755
Non-farm/non-residential	90,218,797	3,969,865	8,516,784	—	102,705,446
Construction/land development	33,265,020	—	3,219,160	—	36,484,180
Agricultural	23,846,541	—	119,862	—	23,966,403
Residential multifamily	11,402,016	—	—	—	11,402,016
Commercial and industrial	36,361,372	4,317,083	643,147	—	41,321,602
Consumer	23,202,689	6,203	477,382	—	23,686,274
Agricultural (non-real estate)	7,356,325	—	—	—	7,356,325
Other	2,179,807	—	—	—	2,179,807

	$352,665,565	$8,409,259	$15,293,984	$—	$376,368,808

December 31, 2015	Pass	Watch	Substandard	Doubtful	Total
Real estate:
Residential 1-4 family	$121,643,225	$117,766	$1,825,586	$—	$123,586,577
Non-farm/non-residential	83,832,032	1,800,484	5,803,752	—	91,436,268
Construction/land development	30,836,135	—	3,375,866	—	34,212,001
Agricultural	24,867,571	—	35,931	—	24,903,502
Residential multifamily	14,051,901	—	—	—	14,051,901
Commercial and industrial	30,777,134	4,200,000	453,584	—	35,430,718
Consumer	20,791,559	—	357,858	—	21,149,417
Agricultural (non-real estate)	7,880,916	—	—	—	7,880,916
Other	422,901	—	—	—	422,901

	$335,103,374	$6,118,250	$11,852,577	$—	$353,074,201

An aging analysis of past due loans, net of deferred fees, as of June 30, 2016 and December 31, 2015 follows:

June 30, 2016	30-89 Days Past Due	Over 90 Days Past Due	Total Past Due	Current	Total Loans
Real estate:
Residential 1-4 family	$1,029,788	$819,719	$1,849,507	$125,417,248	$127,266,755
Non-farm/non-residential	4,860,147	347,226	5,207,373	97,498,073	102,705,446
Construction/land development	—	2,096,141	2,096,141	34,388,039	36,484,180
Agricultural	37,385	—	37,385	23,929,018	23,966,403
Residential multifamily	—	—	—	11,402,016	11,402,016
Commercial and industrial	572,969	44,018	616,987	40,704,615	41,321,602
Consumer	136,267	54,932	191,199	23,495,075	23,686,274
Agricultural (non-real estate)	20,000	—	20,000	7,336,325	7,356,325
Other	—	—	—	2,179,807	2,179,807

	$6,656,556	$3,362,036	$10,018,592	$366,350,216	$376,368,808

December 31, 2015	30-89 Days Past Due	Over 90 Days Past Due	Total Past Due	Current	Total Loans
Real estate:
Residential 1-4 family	$1,742,696	$504,582	$2,247,278	$121,339,299	$123,586,577
Non-farm/non-residential	3,257,442	351,566	3,609,008	87,827,260	91,436,268
Construction/land development	2,162,192	—	2,162,192	32,049,809	34,212,001
Agricultural	319,951	35,915	355,866	24,547,636	24,903,502
Residential multifamily	—	—	—	14,051,901	14,051,901
Commercial and industrial	59,650	221,189	280,839	35,149,879	35,430,718
Consumer	85,604	3,407	89,011	21,060,406	21,149,417
Agricultural (non-real estate)	50,159	—	50,159	7,830,757	7,880,916
Other	—	—	—	422,901	422,901

	$7,677,694	$1,116,659	$8,794,353	$344,279,848	$353,074,201

A summary of impaired loans as of June 30, 2016 and December 31, 2015 follows:

June 30, 2016	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With a related allowance:
Real estate:
Residential 1-4 family	$1,060,413	$1,060,013	$163,490	$880,243	$26,498
Non-farm/non-residential	8,305,669	8,356,114	601,049	4,322,198	97,152
Construction/land development	4,481,146	4,481,268	509,547	3,325,114	30,850
Commercial and industrial	59,225	59,438	49,256	183,463	2,762
Consumer	62,444	62,421	9,367	48,721	1,074

Total with a related allowance	13,968,897	14,019,254	1,332,709	8,759,739	158,336

With no related allowance:
Real estate:
Residential 1-4 family	348,336	348,336	—	707,536	—
Non-farm/non-residential	150,000	150,037	—	2,752,372	1,387
Construction/land development	1,093,612	1,116,282	—	2,396,707	—
Commercial and industrial	486,445	490,160	—	245,080	9,295
Consumer	421,335	421,335	—	210,668	6,556

Total with no related allowance	2,499,728	2,526,150	—	6,312,363	17,238

Total impaired loans	$16,468,625	$16,545,404	$1,332,709	$15,072,102	$175,574

December 31, 2015	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With a related allowance:
Real estate:
Residential 1-4 family	$976,018	$977,586	$63,989	$1,177,860	$51,319
Non-farm/non-residential	2,489,886	2,492,969	52,736	5,396,865	128,384
Construction/land development	5,837,180	5,846,094	494,746	6,481,735	112,220
Agricultural	317,741	318,511	6,996	311,247	17,522
Commercial and industrial	307,260	307,488	293,370	434,090	7,014
Consumer	35,063	35,020	5,259	67,867	4,279
Agricultural (non-real estate)	—	—	—	612	—

Total with a related allowance	9,963,148	9,977,668	917,096	13,870,276	320,738

With no related allowance:
Real estate:
Residential 1-4 family	789,625	789,625	—	1,110,682	16,121
Non-farm/non-residential	3,150,000	3,150,021	—	2,321,740	182,954
Construction/land development	—	—	—	617,855	—
Commercial and industrial	—	—	—	84,439	—

Total with no related allowance	3,939,625	3,939,646	—	4,134,716	199,075

Total impaired loans	$13,902,773	$13,917,314	$917,096	$18,004,992	$519,813

A summary of the recorded investment in impaired loans and related allowance for loan losses by method of evaluation as of June 30, 2016 and December 31, 2015 follows:

	Individually Evaluated		Collectively Evaluated
June 30, 2016	Recorded Investment in Impaired Loans	Related Allowance for Loan Losses	Recorded Investment in Impaired Loans	Related Allowance for Loan Losses
Real estate:
Residential 1-4 family	$390,110	$28,281	$1,018,239	$135,209
Non-farm/non-residential	7,889,995	499,484	616,156	101,565
Construction/land development	3,136,282	500,268	2,461,268	9,279
Commercial and industrial	532,866	42,468	16,732	6,788
Consumer	421,335	—	62,421	9,367

	$12,370,588	$1,070,501	$4,174,816	$262,208

	Individually Evaluated		Collectively Evaluated
December 31, 2015	Recorded Investment in Impaired Loans	Related Allowance for Loan Losses	Recorded Investment in Impaired Loans	Related Allowance for Loan Losses
Real estate:
Residential 1-4 family	$789,625	$—	$977,586	$63,989
Non-farm/non-residential	5,354,708	—	288,282	52,736
Construction/land development	3,235,484	458,375	2,610,610	36,371
Agricultural	—	—	318,511	6,996
Commercial and industrial	284,675	284,379	22,813	8,991
Consumer	—	—	35,020	5,259

	$9,664,492	$742,754	$4,252,822	$174,342

A summary of nonaccrual loans, net of deferred fees, as of June 30, 2016 and December 31, 2015 follows:

	June 30, 2016	December 31, 2015
Real estate:
Residential 1-4 family	$1,667,002	$1,194,397
Non-farm/non-residential	677,270	3,501,587
Construction/land development	2,096,141	2,096,141
Agricultural	—	35,915
Commercial and industrial	45,229	221,189
Consumer	62,421	35,020

	$4,548,063	$7,084,249

At June 30, 2016 and December 31, 2015, there were no loans greater than ninety days delinquent and still accruing interest.

The following table summarizes TDR’s that occurred during the six months ended June 30, 2016 and 2015:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
June 30, 2016
Real estate:
Residential 1-4 family	1	$83,080	$81,466

June 30, 2015
Real estate:
Residential 1-4 family	1	$174,588	$174,588

During the six months ended June 30, 2016 and 2015, there were no payment defaults on loans that had been modified as TDR’s within 12 months prior to the payment default.

Interest income for the six months ended June 30, 2015 includes $5,833, representing the change in present value of TDR’s attributable to the passage of time.

During the six months ended June 30, 2016 and 2015, there were no transfers of participating interests in loans to other financial institutions. Outstanding loans for which the Company has previously transferred participating interests to other financial institutions as of June 30, 2016 and December 31, 2015 are summarized as follows:

	June 30, 2016	December 31, 2015
Participating interests sold	$225,191	$240,770
Retained interests	76,893	85,542

Total unpaid principal balance	$302,084	$326,312

(4) PREMISES AND EQUIPMENT:

The major categories of premises and equipment at June 30, 2016 and December 31, 2015 are summarized as follows:

	June 30, 2016	December 31, 2015
Land	$1,401,618	$1,401,618
Buildings and improvements	13,574,232	13,488,134
Equipment, furniture and fixtures	5,666,969	5,491,415
Leasehold improvements	977,685	974,987

	21,620,504	21,356,154
Less: accumulated depreciation	9,207,877	8,875,237

	$12,412,627	$12,480,917

(5) INVESTMENT IN WHITE RIVER BANCSHARES COMPANY:

Following is summarized balance sheet information for the Company’s 23.09% investment in White River Bancshares Company (WRBC) at June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015
Cash and cash equivalents	$10,226,802	$22,387,763
Investment securities	52,231,357	47,307,868
Loans, net of allowance for loan loss	409,701,742	396,779,879
Other assets	29,568,941	37,987,941

Total assets	$501,728,842	$504,463,451

Deposits	$396,933,624	$407,620,719
Borrowings	41,054,317	35,901,507
Other liabilities	2,688,444	2,207,436
Stockholders’ equity	61,052,457	58,733,789

Total liabilities and stockholders’ equity	$501,728,842	$504,463,451

Following is summarized income statement information for WRBC for the six months ended June 30, 2016 and 2015:

	June 30, 2016	June 30, 2015
Interest income	$10,774,877	$10,578,015
Interest expense	(1,803,608)	(1,928,237)
Provision for loan losses	—	(200,000)
Other income	2,244,533	1,670,564
Operating expenses	(8,080,522)	(7,409,125)
Income tax provision	(1,228,201)	(1,064,992)

Net income	$1,907,079	$1,646,225

The Company was also granted stock options upon the formation of White River Bancshares Company. At December 31, 2014, the Company had outstanding options to purchase 6,792 shares at an exercise price of $100 per share. The Company was 100% vested in all options which expired in May 2015.

(6) OTHER INVESTMENTS:

Included in other assets in the consolidated balance sheets are other investments, which are carried at cost as fair value is not readily determinable, consisting of the following at June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015
First National Bankers Bankshares, Inc. common stock	$109,470	$109,470
Mobius Technology Consulting, LLC	3,408	3,483

	$112,878	$112,953

(7) TIME DEPOSITS:

Scheduled maturities of time deposits at June 30, 2016 are as follows:

2016	$35,491,641
2017	36,930,121
2018	13,045,790
2019	7,625,739
2020	5,069,999
Thereafter	2,823,231

$100,986,521

(8) BORROWINGS:

Borrowings under a line of credit agreement with the Federal Home Loan Bank of Dallas (FHLB) as of June 30, 2016 consist of amortizing and fixed term advances totaling $18,232,915 and $23,000,000, respectively. Advances bear interest at rates ranging from 0.4% to 5.553% and are secured by the Bank’s cash on deposit at the FHLB, the Bank’s investment in FHLB stock, and certain loans with carrying amounts of approximately $113,405,000 at June 30, 2016.

Scheduled maturities of FHLB advances at June 30, 2016 are as follows:

2016	$11,503,164
2017	1,054,992
2018	2,966,981
2019	815,319
2020	10,817,840
Thereafter	14,074,619

$41,232,915

Under its agreement with the FHLB, the Bank has approximately $53,600,000 of unused borrowing capacity available at June 30, 2016. At June 30, 2016, the Bank had an $18,600,000 letter of credit issued by the FHLB on the Bank’s behalf to secure a customer deposit.

At June 30, 2016, the Company also had approximately $36,250,000 of borrowing capacity available from the Federal Reserve Bank (FRB) borrower-in-custody program. The Company has pledged to the FRB certain commercial and consumer loans with outstanding balances totaling approximately $45,000,000 at June 30, 2016 as collateral for advances under this program.

(9) OTHER BORROWINGS:

Other borrowings consist of the following at June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015
Fixed rate bank term note payable	$8,941,369	$9,336,485
West View fixed rate note payable	300,000	300,000
East View fixed rate note payable	375,661	375,661

	$9,617,030	$10,012,146

The fixed rate note requires monthly payments of principal and interest of $96,945 with an interest rate of 5.00% maturing in May 2015. During 2015, the maturity date of the note was extended until May 2018 and the interest rate was reduced to 4.00%. The note is secured by all outstanding shares of Bank common stock. The debt agreement contains various covenants including the maintenance of certain financial ratios. Failure to comply with these covenants could result in an increase in the interest rate. At June 30, 2016 and December 31, 2015, the Company was in compliance with all debt covenants.

The notes payable by West View Apartments, L.P. (West View) and East View Apartments, L.P. (East View) to the Arkansas Development Finance Authority are collateralized by the 12-unit and 26-unit housing facilities. Under the West View note payable, principal and interest payments at 4.65% are due annually, subject to the maintenance of cash reserves. The note matures in September 2023. Under the East View note payable, principal and interest payments at 5.29% are due annually. The note matures in August 2041.

Scheduled maturities of other borrowings at June 30, 2016, assuming no surplus cash for the

West View note for the next five years, are as follows:

2016	$414,706
2017	843,260
2018	7,700,554
2019	6,217
2020	6,553
Thereafter	645,740

$9,617,030

(10) SUBORDINATED DEBENTURES:

Community First AR Statutory Trust I (Trust), a Connecticut business trust, was formed during 2002 and is owned by the Company. The Company’s investment in and advances to the Trust are carried at a cost of $155,000, and is included in other assets in the consolidated balance sheets at June 30, 2016 and December 31, 2015. During 2002, the Trust sold floating rate capital and common securities to investors. The proceeds of $5,155,000 were used to purchase an equal principal amount of floating rate subordinated debentures issued by the Company that adjust quarterly to 3-month LIBOR plus 3.25%. The Company has fully and unconditionally guaranteed all obligations of the Trust on a subordinated basis with respect to the capital securities. The sole asset of the Trust is the subordinated debentures issued by the Company to the Trust and related accrued interest receivable thereon. At June 30, 2016 and December 31, 2015, the Trust had $5,000,000 of capital securities outstanding, and the Company had $5,155,000 of subordinated debentures outstanding that were held by the Trust. The subordinated debentures mature in December 2032. However, both the capital securities and subordinated debentures may be prepaid, subject to regulatory approval, at the Company’s election after five years. Subject to certain limitations, portions of the subordinated debentures qualify as Tier 1 capital for regulatory capital adequacy purposes. At June 30, 2016 and December 31, 2015, the interest rate for these subordinated debentures was 3.890% and 3.853%, respectively.

(11) INCOME TAXES:

The provision for income taxes included in the accompanying consolidated statements of income for the six months ended June 30, 2016 and 2015 consists of the following:

	June 30, 2016	June 30, 2015
Current:
Federal	$1,053,065	$1,091,895
State	215,317	223,256

	1,268,382	1,315,151

Deferred:
Federal	(90,426)	(64,480)
State	(17,590)	(25,117)

	(108,016)	(89,597)

	$1,160,366	$1,225,554

The effective tax rate differs from the statutory federal income tax rate primarily due to tax- exempt interest income, equity method earnings, state income taxes, and non-deductible expenses.

The tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred tax assets and liabilities at June 30, 2016 and December 31, 2015 are as follows:

	June 30, 2016	December 31, 2015
Deferred tax assets:
Differences in accounting for loan losses	$2,250,992	$2,165,181
Interest on nonaccrual loans	143,822	143,822
Differences in accounting for foreclosed assets	1,059,278	1,059,278
Unrealized net losses on investments	—	129,326

	3,454,092	3,497,607

Deferred tax liabilities:
Differences in depreciation methods	210,582	231,906
Unrealized net gains on investments	192,313	—
Prepaid expenses	94,943	94,943
Other	172,104	172,985

	669,942	499,834

Net deferred tax asset	$2,784,150	$2,997,773

(12) CAPITAL STOCK:

Information regarding the Company’s capital stock at June 30, 2016 and December 31, 2015 follows:

		Preferred
	Common	Series A	Series B
June 30, 2016:
Par value per share	$0.10	$0.10	$0.10
Number of shares:
Authorized	1,000,000	12,725	636
Issued	370,450	—	—
Outstanding	370,450	—	—

December 31, 2015:
Par value per share	$0.10	$0.10	$0.10
Number of shares:
Authorized	1,000,000	12,725	636
Issued	385,345	—	—
Outstanding	385,345	—	—

On March 10, 2009, the Company’s Board of Directors authorized the issuance of 12,725 shares of Series A fixed rate, cumulative perpetual preferred stock and 636 shares of Series B fixed rate, cumulative perpetual preferred stock to the United States Department of the Treasury (Treasury) as part of the Treasury’s Capital Purchase Program.

On April 3, 2009, the Company entered into a purchase agreement with the Treasury and sold the newly issued Series A preferred stock and a warrant to purchase the newly issued Series B preferred stock (which was immediately exercised) to the Treasury for an aggregate purchase price of $12,725,000. The proceeds of the issuance were allocated on a pro rata basis to the Series A preferred stock and the Series B preferred stock based on their relative fair values. The fair values of the Series A and Series B preferred stock were estimated using a discounted cash flow methodology and a discount rate of 12%. As a result, the Company assigned $12,004,337 of the proceeds to the Series A preferred stock and $720,663 to the Series B preferred stock. The resulting net discount of $636,000 was accreted over the five-year expected life of the preferred stock up to the $13,361,000 combined redemption value, with the accretion being reported as additional preferred stock dividends.

All shares of preferred stock are non-voting (other than voting rights on certain matters that could adversely affect the preferred stock) and have liquidation preferences of $1,000 per share. Dividends on the Series A preferred stock were computed at an annual rate of 5% for each of the first five years and 9% for each year thereafter. Dividends on the Series B preferred stock were computed at an annual rate of 9% at all times. No dividends could be paid to common shareholders without the Treasury’s approval while the preferred stock was outstanding. Both the Series A and Series B preferred stock qualified as Tier 1 capital.

During 2013, the Company requested approval from the Federal Reserve to redeem the preferred stock; however, the request was denied. In January 2014, the Treasury offered for sale and sold its preferred stock in an auction proceeding.

On December 30, 2014, the Company repurchased 3,750 shares of Series A preferred stock and 86 shares of Series B preferred stock. The remaining 8,975 of Series A and 550 of Series B preferred stock were repurchased in January 2015.

(13) EMPLOYEE BENEFIT PLANS:

The Company sponsors an employee stock ownership plan (ESOP) which covers all full-time employees who work at least 1,000 hours during a plan year and are age 21. The Company makes annual discretionary contributions to the ESOP as determined by the Board of Directors. Employees must be employed on December 31 in order to receive an allocation of the employer contribution. ESOP participants vest over two to six years, although shares are not distributed until employment is terminated. During the six months ended June 30, 2016 and the year ended December 31, 2015, the ESOP acquired 588 and 1,000 shares of Company common stock, respectively. At June 30, 2016 and December 31, 2015, shares of Company stock held by the ESOP totaled 8,789 and 8,201 shares, respectively. The Company recognized compensation expense under the ESOP of $125,000 and $125,000 for the six months ended June 30, 2016 and 2015, respectively. At June 30, 2016 and December 31, 2015, shares of Company common stock allocated to ESOP participants totaled 8,789 and 8,201, respectively.

Effective July 1, 1999, the Company established a 401(k) plan for the benefit of employees who have attained age 18. Eligible employees may contribute to the plan a portion of their salary on a pre-tax or after-tax basis subject to Internal Revenue Code limitations. Discretionary Company contributions to the plan totaled $84,248 and $84,418 for the six months ended June 30, 2016 and 2015, respectively.

(14) STOCK OPTION PLAN:

The Company sponsors a qualified stock option plan under which shares of Company common stock are reserved for grant primarily to executive officers and other key employees of the Bank and its subsidiaries. Plan participants, upon approval by the Board of Directors, become vested and eligible to purchase Company common stock based on the terms of each individual option agreement. The agreements expire after ten years and provide for vesting periods ranging from three to five-year graded vesting. The purchase price of the stock is equivalent to 100% of the market price (determined by the Board of Directors) at the time of grant. All of the options issued qualify as incentive stock options for income tax purposes.

The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model based. Because there is no active internal or external market for Company common stock, the Company uses the historical volatility of the FBR Small Cap Financial Fund (representing the primary industry in which the Company and its affiliates operate) as a basis for calculating the estimated volatility. The expected term of the options is based, in part, on historical employee exercise and termination behavior and estimates of future behavior. No stock options were granted during the six months ended June 30, 2016 or the six months ended June 30, 2015.

A summary of the status of shares under option at December 31, 2015 and changes during the year then ended is presented below:

Year ended December 31, 2015
	Number of Shares	Weighted Average Exercise Price
Beginning of period	1,000	$115.00
Granted	—	—
Exercised	—	—
Forfeited or expired	(1,000)	115.00

End of period	—	$—

Options exercisable, end of period	—	$—

All options outstanding were granted prior to January 1, 2006, therefore no compensation cost was charged to operations during the six months ended June 30, 2016 and 2015.

(15) LEASE COMMITMENTS:

The Company leases certain land, buildings, and equipment under non-cancelable operating leases with terms from 1 to 50 years. The leases generally require the Company to pay property taxes and insurance on the property. The Company also leases various storage, parking facilities, and billboard advertising space under month to month leases or under leases with terms expiring within one year. Total rent expense for all operating leases during the six months ended June 30, 2016 and 2015 totaled $80,947 and $77,261, respectively. Sublease rental income totaled approximately $33,000 and $30,000 for the six months ended June 30, 2016 and 2015, respectively.

Following are future minimum lease payments required under operating leases with initial or remaining non-cancelable terms in excess of one year at June 30, 2016:

2016	$80,053
2017	155,064
2018	154,524
2019	137,493
2020	126,671
Thereafter	2,008,994

$2,662,799

(16) COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK:

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of the Company’s business and which involve elements of credit risk, interest rate risk and liquidity risk. A summary of these commitments and contingent liabilities at June 30, 2016 and December 31, 2015 follows:

	June 30, 2016	December 31, 2015
Lending-related commitments:
Commitments to extend credit	$35,750,475	$36,402,324
Letters of credit	1,638,407	1,185,626
Mortgage loans sold with recourse	13,334,015	11,700,912
Credit card loans sold with recourse	345,290	364,650

Commitments to extend credit, credit card arrangements, and letters of credit all include some exposure to credit loss in the event of nonperformance by the customer. The Company’s credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded in the consolidated financial statements. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Company. Mortgage loans sold with recourse represent amounts sold to investors in the secondary market. The correspondent agreements with investors contain clauses under which the Company could be obligated to repurchase a previously sold loan if certain events set forth in the agreements occur within defined timeframes.

Substantially all of the Company’s loans, commitments to lend, and letters of credit have been granted to customers in its trade area who are also depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

The Bank has multiple agreements with a third party to provide data processing services for the Bank. The Bank may terminate the contracts with written notice in advance of a renewal date. Early termination is subject to a fee equal to the average monthly fees for the prior twelve months, multiplied by the number of months remaining under the agreement. At June 30, 2016, the cost to terminate these contracts was approximately $2,280,000.

The Bank also has a three-year agreement with a third party to provide ATM and debit card services for the Bank. At June 30, 2016, cancellation of the contract would require a termination payment to the third party totaling approximately $177,500.

In the ordinary course of business, there are various legal proceedings involving the Company and its subsidiaries, most of which are considered litigation incidental to the conduct of business. These proceedings may include, among other matters, collection and foreclosure actions and defense of routine corporate, employment and banking related litigation. Management, after consulting with legal counsel and based on the facts available and proceedings to date, is of the opinion that the ultimate resolution of these proceedings will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

The Company’s asset base is exposed to risk, including the risk resulting from changes in interest rates, market values of collateral for loans to customers and changes in the timing of cash flows. The Company monitors the effect of such risk by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of assets and liabilities to changes in interest rates. The Company’s management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Company to hold its assets to maturity. However, the Company is exposed to significant market risk in the unlikely event of significant and prolonged interest rate changes.

West View Apartments, L.P. and East View Apartments, L.P. operate in a heavily regulated environment. Their operations are subject to administrative directives, rules and regulations of federal, state, and local regulatory agencies, including, but not limited to, the U.S. Department of Housing and Urban Development.

(17) RELATED PARTY TRANSACTIONS:

The Company has extended credit to certain directors, executive officers, significant shareholders, and their affiliates. Such transactions are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and do not, in management’s opinion, involve more than a normal credit risk or present other unfavorable features. The aggregate activity of loans to such related parties during the six months ended June 30, 2016 and the year ended December 31, 2015 is as follows:

	June 30, 2016	December 31, 2015
Balance—beginning of period	$4,464,724	$10,527,676
New loans	62,216	1,496,825
Repayments and other decreases	(1,493,570)	(7,559,777)

Balance—end of period	$3,033,370	$4,464,724

At June 30, 2016 and December 31, 2015, the aggregate amount of deposits held at the Bank for officers, directors and related interests totaled approximately $2,213,456 and $2,648,000, respectively. Non-interest bearing demand deposits held at the Bank for the Company totaled $428,943 and $578,603 at June 30, 2016 and December 31, 2015, respectively.

Payments to directors of the Company for services provided to the Bank totaled approximately $168,000 and $172,000 during the six months ended June 30, 2016 and 2015, respectively.

The Bank has outstanding loan participations purchased from another financial institution for which the Company is an investor, totaling $4,059,050 and $6,721,197 at June 30, 2016 and December 31, 2015, respectively.

(18) SUPPLEMENTAL CASH FLOW INFORMATION:

Supplemental cash flow information for the six months ended June 30, 2016 and 2015 is as follows:

	June 30, 2016	June 30, 2015
Cash paid for interest	$1,447,338	$1,404,755
Cash paid for income taxes	590,000	675,000
Non-cash investing and financing activities:
Real estate and other assets acquired in settlement of loans	—	204,900
Proceeds from sales of foreclosed assets funded by loans	31,450	762,491
Common stock issued as compensation	700,000	—

(19) REGULATORY MATTERS:

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum regulatory capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital to average assets (as defined). In July 2013, the OCC and other federal banking regulators approved final rules to implement the revised capital adequacy standards of the Basel Committee on Banking Supervision (Basel III) that established a new capital framework for insured depository institutions. Basel III increased existing risk-based capital requirements, introduced new requirements, and changed various capital component definitions. Basel III requires the Bank to maintain a new ratio of common equity Tier 1 capital (as defined) to risk-weighted assets. Basel III became effective for the Bank on January 1, 2015, with full compliance with all of the requirements phased-in over a multi-year schedule through January 1, 2019. Management believes that, as of the balance sheet dates presented below, the Bank would meet all capital adequacy requirements under Basel III on a fully phased-in basis if such requirements were currently effective. The actual and required regulatory capital ratios for the Bank at June 30, 2016 and December 31, 2015 are as follows:

	Actual	Required	To Be Well Capitalized
June 30, 2016

Total capital to risk-weighted assets	15.88%	8.00%	10.00%
Tier 1 capital to risk-weighted assets	14.63%	6.00%	8.00%
Common equity Tier 1 capital to risk-weighted assets	14.63%	4.50%	6.00%
Tier 1 capital to average assets	11.58%	4.00%	5.00%

December 31, 2015

Total capital to risk-weighted assets	16.61%	8.00%	10.00%
Tier 1 capital to risk-weighted assets	15.36%	6.00%	8.00%
Common equity Tier 1 capital to risk-weighted assets	15.36%	4.50%	6.50%
Tier 1 capital to average assets	11.89%	4.00%	5.00%

The Company and the Bank are subject to dividend restrictions set forth by their regulators. Under such restrictions, the Company and the Bank may not, without prior approval, declare dividends in excess of 75% of its current year’s net income plus 75% of the retained income for the immediately preceding year.

(20) FAIR VALUE MEASUREMENTS AND DISCLOSURES:

The Company measures certain of its assets and liabilities on a fair value basis using various valuation techniques and assumptions, depending on the nature of the asset or liability. Fair value is defined by ASC Topic 820, Fair Value Measurements and Disclosures, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Assets and liabilities that are recorded at fair value are grouped by three input levels based on the markets in which the financial instruments are traded and the reliability of the assumptions used to determine their fair values. These input levels are:

Level 1	–	Quoted prices for identical financial instruments in active markets.
Level 2	–	Quoted prices for similar financial instruments in active markets; quoted prices for identical or similar financial instruments in markets that are not active; and model-derived valuations whose inputs are observable.
Level 3	–	Unobservable inputs for determining the fair values of financial instruments that reflect the entity’s own assumptions about the assumptions market participants would use in pricing financial instruments.

The following table presents the Company’s significant assets and liabilities that are measured at fair value at June 30, 2016 and December 31, 2015:

June 30, 2016	Level 1	Level 2	Level 3	Total
Investment securities:
U.S. Government and agency obligations	$—	$3,003,262	$—	$3,003,262
Obligations of states and political subdivisions	—	27,504,965	—	27,504,965
Mortgage-backed securities	—	43,888,641	—	43,888,641
Loans held-for-sale	—	—	919,295	919,295
Impaired loans	—	—	10,626,657	10,626,657
Foreclosed assets held for sale	—	—	4,981,040	4,981,040

December 31, 2015	Level 1	Level 2	Level 3	Total
Investment securities:
U.S. Government and agency obligations	$—	$4,940,658	$—	$4,940,658
Obligations of states and political subdivisions	—	27,698,087	—	27,698,087
Mortgage-backed securities	—	41,378,466	—	41,378,466
Loans held-for-sale	—	—	1,043,463	1,043,463
Impaired loans	—	—	8,244,340	8,244,340
Foreclosed assets held for sale	—	—	5,336,212	5,336,212

The following valuation methods and assumptions are used for the Company’s financial and non-financial assets recorded at fair value:

Investment securities – Investment securities available-for-sale are accounted for using fair value measurements on a recurring basis. The Company utilizes an independent third party as its principal pricing source for determining fair value of investment securities. The Company’s principal markets for its securities portfolio are the secondary institutional markets, with an exit price that is predominantly reflective of bid level pricing in those markets. Fair values are based upon quoted market prices, if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable investment securities, broker quotes or other observable inputs for similar investment securities. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs. In obtaining such valuation information from third party providers, the Company has evaluated the valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of an exit price in the Company’s principal markets.

Loans held for sale – Loans held for sale are carried at the lower of cost or estimated fair values, less estimated selling costs, and are subject to nonrecurring fair value adjustments. Estimated fair value is based on existing commitments, the current market value of similar loans, or other unobservable inputs.

Impaired loans – Impaired loans that are collateral dependent are accounted for using fair value measurements and are subject to nonrecurring fair value adjustments. The fair value of the underlying collateral is determined through the use of independent appraisals or other unobservable inputs. At June 30, 2016 and December 31, 2015, the carrying value of the Company’s impaired loans was reduced by $1,163,919 and $1,349,511, respectively, to an estimated fair value of $10,626,657 and $8,244,340. Reductions to the carrying values of impaired loans during the six months ended June 30, 2016 and 2015 consisted of partial charge-offs of $93,418 and $0, respectively, and specific allocations within the allowance for loan losses of $1,070,501 and $857,913, respectively.

Foreclosed assets held for sale – Foreclosed assets held for sale are initially accounted for at the lower of the recorded investment in the loan or fair value less estimated selling costs at the date of repossession or foreclosure and are subject to nonrecurring fair value adjustments. Valuations of these assets are periodically reviewed by management with the carrying values adjusted through non-interest income to the estimated fair value, less estimated selling costs, if lower at the date of review until disposition. Estimated fair values are generally based on independent appraisals or other unobservable inputs.

The Company recognizes transfers into and out of input levels at the end of the reporting period. During the six months ended June 30, 2016 and 2015, there were no transfers of assets or liabilities measured at fair value between input levels.

ASC Topic 825 requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value. In cases where quoted market values are not available, fair values are based on estimates using present value, discounted cash flows, or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. ASC Topic 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value at June 30, 2016 and December 31, 2015:

Cash and cash equivalents –

The carrying amount of cash and cash equivalents approximates fair value.

Investment securities –

As described previously, fair values of investment securities are estimated using quoted market prices, quoted market prices of comparable securities, broker quotes or other observable inputs for similar securities. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs.

Investment in Federal Home Loan Bank stock –

The carrying amount for FHLB stock is believed to approximate fair value.

Loans held for sale –

The carrying value of mortgage loans originated for sale approximates fair value due to the short holding periods for these loans.

Loans –

The fair value of unimpaired loans and non-collateral dependent impaired loans not held for sale is estimated by discounting the expected future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for similar remaining maturities. The fair value of collateral dependent impaired loans is estimated based on the underlying collateral value. Loan fair value estimates involve judgments regarding future expected loss experience and risk characteristics.

Deposit liabilities –

The fair value of non-interest bearing demand, interest bearing demand, and savings deposits is equal to the amount payable on demand at the reporting date. Fair values for fixed rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently offered on time deposits to a schedule of aggregated expected monthly maturities on those deposits. The fair value of variable rate time deposits approximates their carrying value.

Borrowings—Federal Home Loan Bank –

For short-term and floating rate borrowings, the fair value of borrowings from the FHLB approximates the recorded liability. For long-term fixed-rate borrowings, fair value is estimated based on the current rates available to the Company for borrowings with similar terms and remaining maturities.

Other borrowings and subordinated debentures –

The fair value of other borrowings is estimated based on the current rates available to the Company for borrowings with similar terms and remaining maturities. For the Company’s floating rate subordinated debentures, the recorded liability approximates its fair value.

Off-balance-sheet instruments –

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The carrying value of mortgage loans in process of origination and mortgage and credit card loans sold with recourse is a reasonable estimate of fair value.

The carrying values and estimated fair values of the Company’s significant financial instruments at June 30, 2016 and December 31, 2015 are as follows (amounts in thousands):

	June 30, 2016		December 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$8,909	$8,909	$17,096	$17,096
Investment securities	80,946	80,975	80,658	80,684
Investment in FHLB stock	1,851	1,851	908	908
Loans held for sale	919	919	1,043	1,043
Loans	370,490	368,060	347,420	344,758
Financial liabilities:
Deposits	383,791	384,532	393,974	394,587
Borrowings – FHLB	41,233	42,808	17,563	17,334
Other borrowings	14,772	14,772	15,167	15,167
Off-balance sheet instruments:
Commitments to extend credit	35,750	35,750	36,402	36,402
Letters of credit	1,638	1,638	1,186	1,186
Mortgage loans sold with recourse	13,334	13,334	11,701	11,701
Credit card loans sold with recourse	345	345	365	365

Independent Auditor’s Report

Board of Directors

Community First Bancshares, Inc.

Harrison, Arkansas

We have audited the accompanying consolidated financial statements of Community First Bancshares, Inc. and its subsidiary, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community First Bancshares, Inc. and its subsidiary as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Little Rock, Arkansas

March 23, 2016

6311 Ranch Drive	Little Rock, Arkansas 72223	501.868.7486	fax 501.868.7750	www.erwinco.com

COMMUNITY FIRST BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2015 and 2014

	2015	2014
ASSETS
Cash and due from banks	$17,095,692	$28,591,842
Investment securities available-for-sale	74,017,211	79,159,919
Investment securities held-to-maturity	6,640,943	6,811,257
Investment in White River Bancshares Company	7,985,528	7,761,727
Investment in Federal Home Loan Bank stock, at cost	908,400	1,625,500
Loans held-for-sale	1,043,463	427,000
Loans, net of allowance for loan losses	347,419,512	343,686,531
Premises and equipment, net	12,480,917	13,051,363
Accrued interest receivable	2,057,108	2,249,843
Foreclosed assets held for sale	5,336,212	8,529,451
Deferred income taxes	2,997,773	3,330,024
Other assets	1,953,709	1,493,822

	$479,936,468	$496,718,279

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest bearing demand	$34,473,980	$35,663,810
Interest bearing demand	205,327,388	191,831,319
Savings	48,288,878	46,700,807
Time deposits under $100,000	64,674,084	66,210,176
Time deposits $100,000 and over	41,209,362	49,498,546

Total deposits	393,973,692	389,904,658

Borrowings—Federal Home Loan Bank	17,562,726	29,677,211
Borrowings—other	10,012,146	10,743,388
Subordinated debentures	5,155,000	5,155,000
Accrued interest payable	397,940	391,518
Other liabilities	959,492	1,044,386

Total liabilities	428,060,996	436,916,161

Stockholders’ equity:
Preferred stock, Series A	—	899
Preferred stock, Series B	—	55
Common stock	38,535	42,244
Surplus	11,336,115	24,812,941
Retained earnings	40,774,186	34,976,019
Accumulated other comprehensive loss	(273,364)	(30,040)

Total stockholders’ equity	51,875,472	59,802,118

	$479,936,468	$496,718,279

See accompanying notes

COMMUNITY FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2015 and 2014

	2015	2014
Interest income:
Loans, including fees	$20,341,923	$20,349,694
Investment securities	2,252,640	2,436,718
Federal funds sold and time deposits in other institutions	19,204	14,301
Other	5,552	5,481

Total interest income	22,619,319	22,806,194

Interest expense:
Deposits	1,912,450	1,994,995
Borrowings	847,970	1,004,783

Total interest expense	2,760,420	2,999,778

Net interest income	19,858,899	19,806,416
Provision for loan losses	140,000	837,500

Net interest income after provision for loan losses	19,718,899	18,968,916

Non-interest income:
Service charges on deposits	1,735,426	1,836,693
Fees and commissions	1,519,505	1,741,399
Equity in earnings of White River Bancshares Company	339,977	176,166
Net gains on investment securities	66,384	62,221
Losses on foreclosed assets held for sale	(839,340)	(1,736,035)
Other	819,065	677,727

	3,641,017	2,758,171

Non-interest expense:
Salaries and benefits	7,904,316	7,789,274
Occupancy	1,070,596	1,037,838
Furniture and equipment	1,296,686	1,380,412
Advertising and public relations	293,098	271,126
Outside services	1,311,189	1,156,796
Loan and collection	355,638	970,478
Stationary and supplies	220,350	201,153
Telephone	125,648	112,492
Postage and freight	200,018	200,352
Directors’ fees	183,800	181,700
FDIC and state assessments	446,877	471,073
Other	998,940	996,060

	14,407,156	14,768,754

Income before income taxes	8,952,760	6,958,333
Provision for income taxes	2,598,618	1,503,317

Net income	$6,354,142	$5,455,016

See accompanying notes

COMMUNITY FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2015 and 2014

	2015	2014
Net income	$6,354,142	$5,455,016

Other comprehensive income (loss):
Net unrealized holding gains (losses) on investment securities arising during the year, net of deferred income taxes of $(86,983) and $861,485, respectively	(168,850)	1,672,293
Reclassification adjustment for realized gains included in net income, net of deferred income taxes of $22,571 and $21,155, respectively	(43,813)	(41,066)
Other comprehensive loss attributable to investment in White River Bancshares Company	(30,661)	171,599

Other comprehensive income (loss)	(243,324)	1,802,826

Comprehensive income	$6,110,818	$7,257,842

See accompanying notes

COMMUNITY FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2015 and 2014

	Preferred Stock		Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Series A	Series B
Balance—December 31, 2013	$1,273	$64	$42,109	$29,070,258	$30,848,000	$(1,832,866)	$58,128,838
Comprehensive income					5,455,016	1,802,826	7,257,842
Sale of 1,350 shares of common stock			135	159,165			159,300
Preferred stock dividends					(1,040,510)		(1,040,510)
Common stock dividends					(265,287)		(265,287)
Net accretion of net preferred stock discount				21,200	(21,200)		—
Repurchase of preferred stock	(374)	(9)		(3,835,617)			(3,836,000)
Impact of equity transactions of White River Bancshares Company				(602,065)			(602,065)

Balance—December 31, 2014	899	55	42,244	24,812,941	34,976,019	(30,040)	59,802,118
Comprehensive income					6,354,142	(243,324)	6,110,818
Sale of 1,000 shares of common stock			100	128,900			129,000
Preferred stock dividends					(23,700)		(23,700)
Common stock dividends					(532,275)		(532,275)
Repurchase of common stock			(3,809)	(3,996,165)			(3,999,974)
Repurchase of preferred stock	(899)	(55)		(9,524,047)			(9,525,001)
Impact of equity transactions of White River Bancshares Company				(85,514)			(85,514)

Balance—December 31, 2015	$—	$—	$38,535	$11,336,115	$40,774,186	$(273,364)	$51,875,472

See accompanying notes

COMMUNITY FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:
Net income	$6,354,142	$5,455,016
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	140,000	837,500
Provision for losses on foreclosed assets	756,024	1,483,119
Depreciation and amortization	902,805	987,517
Deferred income taxes	441,805	(390,958)
Net amortization of investment securities discounts and premiums	387,121	330,674
Realized gains on disposition of investment securities	(66,384)	(62,221)
Equity in earnings of White River Bancshares Company	(339,977)	(176,166)
(Gains) losses on dispositions of premises and equipment, foreclosed assets, and other assets	(255,537)	273,522
(Increase) decrease in accrued interest receivable and other assets	(345,966)	36,710
(Increase) decrease in loans held-for-sale	(616,463)	512,300
Decrease in accrued interest payable and other liabilities	(78,472)	(150,261)

Net cash provided by operating activities	7,279,098	9,136,752

Cash flows from investing activities:
Purchases of investment securities available-for-sale	(27,800,860)	(14,966,126)
Purchases of investment securities held-to-maturity	—	(1,343,500)
Proceeds from disposition of investment securities available-for-sale	32,300,614	19,961,322
Proceeds from calls and maturities of investment securities held-to-maturity	170,314	123,743
Net increase in loans	(2,905,353)	(12,681,342)
Net (purchases) dispositions of other investments	721,659	(367,700)
Net dispositions of time deposits in other institutions	—	95,000
Purchases of premises and equipment	(372,046)	(706,891)
Proceeds from sales of premises and equipment and other assets	97,980	24,475
Proceeds from sales of foreclosed assets held for sale	1,741,087	1,070,927

Net cash provided (used) by investing activities	3,953,395	(8,790,092)

Cash flows from financing activities:
Increase (decrease) in non-interest bearing demand deposits	(1,189,830)	3,885,727
Increase in interest bearing demand deposits	13,496,069	34,588,214
Increase in savings deposits	1,588,071	2,370,669
Decrease in time deposits	(9,825,276)	(21,847,368)
Borrowings from Federal Home Loan Bank	21,336,683	26,000,000
Repayments of Federal Home Loan Bank borrowings	(33,451,168)	(22,035,166)
Net repayments of other borrowings	(731,242)	(640,461)
Repurchase of common stock	(3,999,974)	—
Repurchase of preferred stock	(9,525,001)	(3,836,000)
Preferred stock dividends paid	(23,700)	(1,040,510)
Proceeds from sale of common stock	129,000	159,300
Common stock dividends paid	(532,275)	(265,287)

Net cash provided (used) by financing activities	(22,728,643)	17,339,118

Net increase (decrease) in cash and cash equivalents	(11,496,150)	17,685,778
Cash and cash equivalents, beginning of year	28,591,842	10,906,064

Cash and cash equivalents, end of year	$17,095,692	$28,591,842

See accompanying notes

COMMUNITY FIRST BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

(1) SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations –

Community First Bancshares, Inc. (Company) provides a full range of financial services to individuals and commercial customers in Harrison, Arkansas and surrounding areas through its wholly-owned subsidiary, Community First Bank (Bank). The Bank’s primary deposit products are interest-bearing checking accounts and certificates of deposit. Its primary lending products are real estate, commercial, and industrial loans. The Bank operates under a state bank charter and is subject to regulation by the Arkansas State Bank Department and the Federal Deposit Insurance Corporation (FDIC).

Community First Title, Inc. (CFT) was formed to provide title insurance and closing services to customers in the Harrison, Arkansas area. Effective August 26, 2015, the assets of CFT were sold and its operations were discontinued.

West View Apartments, L.P. (West View) owns and operates a 12-unit housing facility in Berryville, Arkansas for low income individuals.

East View Apartments, L.P. (East View) owns and operates a 26-unit housing facility in Green Forest, Arkansas for low income individuals.

Basis of presentation and use of estimates –

The consolidated financial statements include the accounts of the Company, the Bank, its wholly-owned subsidiary, Community First Title, Inc., and its 99.98% owned subsidiaries, West View Apartments, L.P. and East View Apartments, L.P. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accounting policies of the Company and the methods of applying them conform with U.S. generally accepted accounting principles (GAAP) and practices within the banking industry. The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective during the Company’s fiscal year ending December 31, 2009. At that time, the ASC became FASB’s officially recognized source of authoritative GAAP applicable to all nongovernmental entities, superseding previously existing accounting and reporting standards.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents –

For purposes of reporting cash flows in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.

The Bank is required by the Federal Reserve to maintain minimum balances of cash or non-interest bearing deposits with its primary correspondent. At December 31, 2015, the Bank’s required minimum reserve balance was approximately $334,000.

Federal funds sold generally mature within one to four days from the transaction date. At times, the Bank’s federal funds sold to and deposits with correspondent banks may significantly exceed the FDIC insurance limit. It is the Bank’s policy to only sell funds to and place deposits with institutions it considers to be of high credit quality. At December 31, 2015, uninsured balances due from banks totaled approximately $1,254,000.

Investments securities –

Investment securities classified as held-to-maturity are those securities the Company has the intent and ability to hold until they mature regardless of changes in market conditions, liquidity needs, or changes in general economic conditions. These securities are carried at amortized cost. Investment securities classified as available-for-sale are those securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. The Company could decide to sell a security classified as available-for-sale for various reasons, including movement in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, and other similar factors. Securities available-for-sale are carried at fair value, with the unrealized gains and losses, net of deferred taxes, reported as increases or decreases in accumulated other comprehensive income, a separate component of stockholders’ equity.

The amortized cost of investment securities is adjusted for amortization of premiums and accretion of discounts to the expected maturity date, or in the case of mortgage-backed securities, over the life of the security. Such amortization and accretion is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary are included in current earnings. The cost of securities sold for purposes of recognizing gains or losses is based on the specific identification method.

Investment in White River Bancshares Company –

The Company’s non-controlling 23.09% investment in White River Bancshares Company is accounted for using the equity method of accounting and earnings are considered to be permanently reinvested.

Investment in Federal Home Loan Bank stock –

All Federal Home Loan Bank of Dallas (FHLB) stockholders are required to maintain a minimum investment based on total assets, loan and investment portfolio components, and desired levels of borrowings. Accordingly, the Company’s rights to sell or exchange this investment are restricted. Because of the limited market for this stock, it is carried at cost. The stock serves as collateral for borrowings from the FHLB.

Loans and allowance for loan losses –

Loans held for sale are carried at the lower of cost or fair value less estimated costs to sell. The Bank enters into forward commitments for the sale of its mortgage loan originations in order to reduce its market risk on such originations in process. Gains and losses from the sales of mortgage loans are recognized when the loan is sold to investors.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income on loans is recognized over the term of the loan and is calculated using the simple interest method on daily balances of principal amount outstanding. Loan origination fees and costs are generally deferred and recognized over the life of the loan as an adjustment to yield. Each borrower’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained is based on management’s credit evaluation of the customer. The nature of collateral required varies and may include deposit accounts, securities, accounts receivable, inventories, equipment, and real estate.

Generally, the accrual of interest is discontinued on loans which are greater than ninety days delinquent, unless the loan is both well secured and in the process of collection, or earlier when management believes the collection of all principal and interest is unlikely. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans and income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable.

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb losses inherent in the loan portfolio as of the balance sheet date and is based on management’s evaluation of various factors affecting the loan portfolio including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, regulatory guidance, general economic conditions, and other observable data. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows or collateral values for specific impaired loans, estimated losses on homogeneous loan groups that are based on historical loss experience and consideration of current economic factors and trends, all of which may be susceptible to significant change. Loans, or portions thereof, that are considered uncollectible are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously described, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. The Company evaluates impaired loans with smaller balances that are of a similar nature collectively and evaluates all other impaired loans individually when determining the adequacy of the allowance for impaired loans. Estimated losses on internally risk-rated loans, exclusive of specific impaired loans, is based on applying an allowance factor that is higher for homogeneous groups of impaired loans than for homogeneous groups of unimpaired loans, due to management’s concerns regarding collectability or management’s knowledge of particular elements regarding the borrower. Because of the uncertainties associated with the estimation process, it is reasonably possible that management’s estimate of credit losses inherent in the loan portfolio and the amount of the related allowance may change in the near term. Loans for which the terms have been modified and for which the borrower is experiencing financial difficulties are considered troubled debt restructurings (TDR’s) and are included in impaired loans. The most common TDR concessions that were granted by the Company involved reductions of interest rates and rescheduling payments of principal and interest over longer amortization periods.

At times, the Company may sell participating interests in loans to other financial institutions to allow the Company to service customers with needs in excess of the Company’s limit on loans to a single borrower. The Company accounts for the transfer of such a participating interest as a sale since control over the participating interest has been relinquished. Control is deemed to be relinquished when the participating interest has been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or sell the participating interest, and the Company does not maintain effective control over the participating interest through an agreement to repurchase it prior to maturity. Under such a participation agreement, the Company continues to service the loan for a nominal fee and the buyer receives its share of principal collected together with interest at an agreed-upon rate. Generally, no gain or loss is recognized upon the sale of a participating interest in a loan or during the related servicing period.

Foreclosed assets held for sale –

Foreclosed assets held for sale represents assets acquired in satisfaction of debt and are generally valued at the lower of the recorded investment in the loan or fair value less estimated cost to sell. Subsequent write-downs and net losses realized on sales of foreclosed assets are included in non-interest income in the accompanying statements of income.

Premises and equipment –

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 10 years for equipment, furniture and fixtures. Leasehold improvements are capitalized and amortized using the straight-line method over the term of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Income taxes –

The Company recognizes deferred income taxes for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the values of the assets and liabilities reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year or years in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company files consolidated income tax returns with the Bank and CFT and includes its allocable portion of taxable income and deductions for East View and West View in those returns. The Company is no longer subject to federal or Arkansas income tax audits by tax authorities for years prior to 2012.

Advertising costs –

Advertising costs are charged to expense as incurred. Advertising costs for the years ended December 31, 2015 and 2014 totaled approximately $104,000 and $75,000, respectively.

Stock-based compensation –

The Company has a stock-based employee compensation plan which is described more fully in Note 14. The Company applies the fair value method of recording stock-based compensation for stock options granted after December 31, 2005, as prescribed by ASC Topic 715. The cost of stock-based awards is recognized over the period during which the employee is required to provide service in exchange for the award. No stock-based compensation is reflected in income for stock options granted prior to January 1, 2006.

Subsequent events –

The Company has evaluated subsequent events through March 23, 2016, the date these financial statements were available to be issued.

Recent accounting pronouncements –

In May 2014, the FASB issued Accounting Standard Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. In July 2015, the FASB deferred the required effective date of ASU 2014-09 to years beginning after December 15, 2018. Early adoption is permitted for years beginning after December 15, 2016. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company has not yet selected a transition method nor has it determined the impact, if any, that the adoption will have on its financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Topic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 will require equity investments (other than those accounted for under equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized through net income. ASU 2016-01 will also eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted for entities beginning after December 15, 2017. The Company does not expect the adoption of ASU 2016-01 to have a material impact its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 will generally require lessees to recognize assets and liabilities associated with leases (other than those leases with terms of 12 months or less, for which the entity is permitted to elect to not recognize lease assets and lease liabilities) on the lessee entity’s balance sheet. ASU 2016-02 will also require certain quantitative and qualitative financial statement disclosures regarding the amount, timing and uncertainty of cash flows from leases. Upon adoption, ASU 2016-02 will require the recognition and measurement of leases at the beginning of the earliest period presented using a modified retrospective approach which includes a number of practical expedients that entities may elect to apply. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018 for public business entities and periods beginning after December 15, 2019 for entities that are not public business entities. Early adoption is permitted for all entities. The Company has not yet determined the impact that adoption of ASU 2016-02 will have on its financial statements.

(2) INVESTMENT SECURITIES:

Following is a summary of available-for-sale and held-to-maturity securities:

	Available-for-Sale
December 31, 2015:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and agency obligations	$4,998,432	$1,326	$59,100	$4,940,658
Obligations of states and political subdivisions	27,409,719	427,600	139,232	27,698,087
Mortgage-backed securities	41,989,430	38,773	649,737	41,378,466

	$74,397,581	$467,699	$848,069	$74,017,211

	Held-to-Maturity
December 31, 2015:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states and political subdivisions	$6,640,943	$26,140	$—	$6,667,083

	Available-for-Sale
December 31, 2014:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and agency obligations	$5,998,223	$—	$179,747	$5,818,476
Obligations of states and political subdivisions	31,039,995	543,094	183,848	31,399,241
Mortgage-backed securities	42,179,855	187,896	425,549	41,942,202

	$79,218,073	$730,990	$789,144	$79,159,919

	Held-to-Maturity
December 31, 2014:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states and political subdivisions	$6,811,257	$85,860	$—	$6,897,117

The amortized cost and estimated fair value of investment securities by contractual maturity at December 31, 2015 are presented below. Actual maturities may differ from contractual maturities due to the existence of call or prepayment options.

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$74,982	$74,527	$—	$—
Due in one to five years	6,407,606	6,441,007	—	—
Due in five to ten years	12,799,151	12,763,822	45,000	45,418
Due more than ten years	13,126,412	13,359,389	6,595,943	6,621,665

	32,408,151	32,638,745	6,640,943	6,667,083
Mortgage-backed securities	41,989,430	41,378,466	—	—

	$74,397,581	$74,017,211	$6,640,943	$6,667,083

Gross realized gains and losses on sales and calls of investment securities for the years ended December 31, 2015 and 2014 were as follows:

	2015	2014
U.S. Government and agency obligations
Gross realized losses	$14,738	$20,133
Obligations of states and political subdivisions
Gross realized gains	13,063	58,074
Gross realized losses	—	900
Mortgage-backed securities
Gross realized gains	107,700	34,398
Gross realized losses	39,641	9,218

Investment securities with carrying values of approximately $66,377,000 and $67,440,000 at December 31, 2015 and 2014, respectively, were pledged to secure certain public deposits or for other purposes.

Information pertaining to investment securities with gross unrealized losses at December 31, 2015 and 2014, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position, follows:

	Less than 12 months		More than 12 months		Total
December 31, 2015	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government and agency obligations	$1,979,609	$20,391	$1,959,723	$38,709	$3,939,332	$59,100
Obligation of states and political subdivisions	694,894	1,130	461,880	138,102	1,156,774	139,232
Mortgage-backed securities	27,529,041	335,885	10,418,522	313,852	37,947,563	649,737

	$30,203,544	$357,406	$12,840,125	$490,663	$43,043,669	$848,069

	Less than 12 months		More than 12 months		Total
December 31, 2014	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government and agency obligations	$—	$—	$5,818,477	$179,747	$5,818,477	$179,747
Obligation of states and political subdivisions	594,994	7,076	2,729,858	176,772	3,324,852	183,848
Mortgage-backed securities	10,997,523	42,252	16,344,056	383,297	27,341,579	425,549

	$11,592,517	$49,328	$24,892,391	$739,816	$36,484,908	$789,144

At December 31, 2015, four of the Company’s U.S. Government and agency obligations, nine of its obligations of states and political subdivisions, and thirty-five of its mortgage-backed securities had fair values that were less than their carrying values. However, only two of its U.S. Government agency obligations, five of its obligations of states and political subdivisions, and ten of its mortgage-backed securities had been in a continuous unrealized loss position for twelve months or more.

In evaluating the Company’s unrealized loss positions for other-than-temporary impairment, management considers the credit quality of the issuer, the nature and cause of the unrealized loss, and the severity and duration of the impairments. At December 31, 2015 and 2014, management determined that substantially all unrealized losses were the result of fluctuations in interest rates or other temporary market conditions and did not reflect deteriorations of the credit quality of the investments. Accordingly, management has determined that all of its unrealized losses on investment securities are temporary in nature and that the Company has both the intent and ability to hold the securities to maturity or until fair value recovers above cost.

(3) LOANS AND ALLOWANCE FOR LOAN LOSSES:

The major categories of outstanding loans, net of deferred fees, at December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Real estate loans:
Residential 1-4 family	$123,586,577	$119,379,378
Non-farm/non-residential	91,436,268	90,880,565
Construction/land development	34,212,001	39,987,483
Agricultural	24,903,502	24,247,178
Residential multifamily	14,051,901	16,684,574
Commercial and industrial loans	35,430,718	32,636,992
Consumer	21,149,417	19,657,789
Agricultural loans (non-real estate)	7,880,916	6,104,424
Other	422,901	622,376

	353,074,201	350,200,759
Less: allowance for loan losses and amortization	5,654,689	6,514,228

	$347,419,512	$343,686,531

Deferred fees, net of deferred costs, totaled $380,740 and $366,980 at December 31, 2015 and 2014, respectively.

Changes in the allowance for loan losses by segment for the years ending December 31, 2015 and 2014 are summarized as follows:

December 31, 2015	Balance, Beginning of Year	Charge-offs	Recoveries	Provision	Balance, End of Year
Real estate:
Residential 1-4 family	$922,175	$(152,768)	$43,588	$(151,241)	$661,754
Non-farm/non-residential	1,103,018	(934,922)	24,783	451,999	644,878
Construction/land development	759,331	(7,767)	38,000	(148,321)	641,243
Agricultural	140,262	(57,600)	8,847	27,272	118,781
Residential multifamily	91,642	—	30,000	(70,538)	51,104
Commercial and industrial	1,248,348	(13,965)	134,713	(656,783)	712,313
Consumer	302,510	(161,624)	49,176	98,001	288,063
Agricultural (non-real estate)	17,510	—	—	1,944	19,454
Other	132	—	—	(68)	64
Unallocated	1,929,300	—	—	587,735	2,517,035

	$6,514,228	$(1,328,646)	$329,107	$140,000	$5,654,689

December 31, 2014	Balance, Beginning of Year	Charge-offs	Recoveries	Provision	Balance, End of Year
Real estate:
Residential 1-4 family	$1,539,994	$(273,116)	$77,481	$(422,184)	$922,175
Non-farm/non-residential	957,715	(190,998)	44,421	291,880	1,103,018
Construction/land development	495,911	(65,892)	4,190	325,122	759,331
Agricultural	276,546	(52,676)	26,162	(109,770)	140,262
Residential multifamily	193,448	(10,323)	30,000	(121,483)	91,642
Commercial and industrial	1,267,217	(246,956)	46,373	181,714	1,248,348
Consumer	330,543	(244,645)	36,988	179,624	302,510
Agricultural (non-real estate)	12,658	(7,634)	2,080	10,406	17,510
Other	104	—	—	28	132
Unallocated	1,427,137	—	—	502,163	1,929,300

	$6,501,273	$(1,092,240)	$267,695	$837,500	$6,514,228

The Company’s credit quality indicators consist of an internal grading system analysis used to assign grades to all loans. The grade for each individual loan is determined by the account officer and other approving officers at the time the loan is made and changed from time to time to reflect an ongoing assessment of loan risk. Grades on specific loans rated moderate or greater are reviewed monthly. The following categories of credit quality are used by the Company:

Pass –	Loans in this category are considered to be an acceptable credit risk and are generally considered to be collectible in full. This category includes loans graded Excellent, Good, Satisfactory and Moderate.
Watch –	Loans in this category are presently protected from apparent loss; however, weaknesses do exist which could cause future impairment of repayment of principal or interest.
Substandard –	Loans in this category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action and posing the risk of some loss.
Doubtful –	Loans in this category exhibit the same weaknesses found in the substandard category; however, the weaknesses are more pronounced. These loans have deteriorated to a point where collection in full is improbable.

A summary of loans, net of deferred fees, by credit quality indicators as of December 31, 2015 and 2014 follows:

December 31, 2015	Pass	Watch	Substandard	Doubtful	Total
Real estate:
Residential 1-4 family	$121,643,225	$117,766	$1,825,586	$—	$123,586,577
Non-farm/non-residential	83,832,032	1,800,484	5,803,752	—	91,436,268
Construction/land development	30,836,135	—	3,375,866	—	34,212,001
Agricultural	24,867,571	—	35,931	—	24,903,502
Residential multifamily	14,051,901	—	—	—	14,051,901
Commercial and industrial	30,777,134	4,200,000	453,584	—	35,430,718
Consumer	20,791,559	—	357,858	—	21,149,417
Agricultural (non-real estate)	7,880,916	—	—	—	7,880,916
Other	422,901	—	—	—	422,901

	$335,103,374	$6,118,250	$11,852,577	$—	$353,074,201

December 31, 2014	Pass	Watch	Substandard	Doubtful	Total
Real estate:
Residential 1-4 family	$115,282,896	$633,673	$3,462,809	$—	$119,379,378
Non-farm/non-residential	82,534,669	—	8,345,896	—	90,880,565
Construction/land development	35,844,451	—	4,143,032	—	39,987,483
Agricultural	23,932,423	—	314,755	—	24,247,178
Residential multifamily	16,684,574	—	—	—	16,684,574
Commercial and industrial	31,890,499	11,909	734,584	—	32,636,992
Consumer	19,050,334	44,788	562,667	—	19,657,789
Agricultural (non-real estate)	6,103,214	—	1,210	—	6,104,424
Other	622,376	—	—	—	622,376

	$331,945,436	$690,370	$17,564,953	$—	$350,200,759

An aging analysis of past due loans, net of deferred fees, as of December 31, 2015 and 2014 follows:

December 31, 2015	30-89 Days Past Due	Over 90 Days Past Due	Total Past Due	Current	Total Loans
Real estate:
Residential 1-4 family	$1,742,696	$504,582	$2,247,278	$121,339,299	$123,586,577
Non-farm/non-residential	3,257,442	351,566	3,609,008	87,827,260	91,436,268
Construction/land development	2,162,192	—	2,162,192	32,049,809	34,212,001
Agricultural	319,951	35,915	355,866	24,547,636	24,903,502
Residential multifamily	—	—	—	14,051,901	14,051,901
Commercial and industrial	59,650	221,189	280,839	35,149,879	35,430,718
Consumer	85,604	3,407	89,011	21,060,406	21,149,417
Agricultural (non-real estate)	50,159	—	50,159	7,830,757	7,880,916
Other	—	—	—	422,901	422,901

	$7,677,694	$1,116,659	$8,794,353	$344,279,848	$353,074,201

December 31, 2014	30-89 Days Past Due	Over 90 Days Past Due	Total Past Due	Current	Total Loans
Real estate:
Residential 1-4 family	$2,386,054	$548,646	$2,934,700	$116,444,678	$119,379,378
Non-farm/non-residential	2,840,211	1,396,269	4,236,480	86,644,085	90,880,565
Construction/land development	7,728	166,051	173,779	39,813,704	39,987,483
Agricultural	111,617	18,575	130,192	24,116,986	24,247,178
Residential multifamily	—	—	—	16,684,574	16,684,574
Commercial and industrial	10,590	225,681	236,271	32,400,721	32,636,992
Consumer	140,287	15,941	156,228	19,501,561	19,657,789
Agricultural (non-real estate)	—	—	—	6,104,424	6,104,424
Other	—	—	—	622,376	622,376

	$5,496,487	$2,371,163	$7,867,650	$342,333,109	$350,200,759

A summary of impaired loans as of December 31, 2015 and 2014 follows:

December 31, 2015	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With a related allowance:
Real estate:
Residential 1-4 family	$976,018	$977,586	$63,989	$1,177,860	$51,319
Non-farm/non-residential	2,489,886	2,492,969	52,736	5,396,865	128,384
Construction/land development	5,837,180	5,846,094	494,746	6,481,735	112,220
Agricultural	317,741	318,511	6,996	311,247	17,522
Commercial and industrial	307,260	307,488	293,370	434,090	7,014
Consumer	35,063	35,020	5,259	67,867	4,279
Agricultural (non-real estate)	—	—	—	612	—

Total with a related allowance	9,963,148	9,977,668	917,096	13,870,276	320,738

With no related allowance:
Real estate:
Residential 1-4 family	789,625	789,625	—	1,110,682	16,121
Non-farm/non-residential	3,150,000	3,150,021	—	2,321,740	182,954
Construction/land development	—	—	—	617,855	—
Commercial and industrial	—	—	—	84,439	—

Total with no related allowance	3,939,625	3,939,646	—	4,134,716	199,075

Total impaired loans	$13,902,773	$13,917,314	$917,096	$18,004,992	$519,813

December 31, 2014	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With a related allowance:
Real estate:
Residential 1-4 family	$1,377,368	$1,378,134	$206,605	$2,549,766	$67,854
Non-farm/non-residential	8,274,230	8,300,760	778,865	6,646,771	382,202
Construction/land development	7,093,172	7,117,376	1,242,995	6,603,653	192,463
Agricultural	303,989	303,983	45,598	391,791	3,751
Commercial and industrial	560,434	560,691	515,943	432,090	26,442
Consumer	100,730	100,714	15,109	129,564	8,969
Agricultural (non-real estate)	1,210	1,224	182	14,747	182

Total with a related allowance	17,711,133	17,762,882	2,805,297	16,768,382	681,863

With no related allowance:
Real estate:
Residential 1-4 family	1,429,163	1,538,827	—	1,543,104	53,629
Non-farm/non-residential	1,490,405	3,384,482	—	3,462,487	72,123
Construction/land development	1,226,254	3,508,352	—	4,992,432	77,824
Agricultural	—	7	—	4	—
Commercial and industrial	165,000	168,878	—	84,439	—
Consumer	5,927	5,937	—	2,969	290

Total with no related allowance	4,310,822	4,329,785	—	6,386,315	87,351

Total impaired loans	$22,021,955	$22,092,667	$2,805,297	$23,154,697	$769,214

A summary of the recorded investment in impaired loans and related allowance for loan losses by method of evaluation as of December 31, 2015 and 2014 follows:

	Individually Evaluated		Collectively Evaluated
December 31, 2015	Recorded Investment in Impaired Loans	Related Allowance for Loan Losses	Recorded Investment in Impaired Loans	Related Allowance for Loan Losses
Real estate:
Residential 1-4 family	$789,625	$—	$977,586	$63,989
Non-farm/non-residential	5,354,708	—	288,282	52,736
Construction/land development	3,235,484	458,375	2,610,610	36,371
Agricultural	—	—	318,511	6,996
Commercial and industrial	284,675	284,379	22,813	8,991
Consumer	—	—	35,020	5,259

	$9,664,492	$742,754	$4,252,822	$174,342

	Individually Evaluated		Collectively Evaluated
December 31, 2014	Recorded Investment in Impaired Loans	Related Allowance for Loan Losses	Recorded Investment in Impaired Loans	Related Allowance for Loan Losses
Real estate:
Residential 1-4 family	$1,431,738	$—	$1,378,134	$206,605
Non-farm/non-residential	7,867,320	482,687	1,926,899	296,178
Construction/land development	3,335,727	494,020	5,017,359	748,975
Agricultural	—	—	303,983	45,598
Commercial and industrial	669,620	500,397	59,949	15,546
Consumer	—	—	100,714	15,109
Agricultural (non-real estate)	—	—	1,224	182

	$13,304,405	$1,477,104	$8,788,262	$1,328,193

A summary of nonaccrual loans, net of deferred fees, as of December 31, 2015 and 2014 follows:

	2015	2014
Real estate:
Residential 1-4 family	$1,194,397	$1,545,372
Non-farm/non-residential	3,501,587	1,509,423
Construction/land development	2,096,141	2,501,158
Agricultural	35,915	303,983
Commercial and industrial	221,189	269,118
Consumer	35,020	100,714
Agricultural (non-real estate)	—	1,224

	$7,084,249	$6,230,992

At December 31, 2015 and 2014, there were no loans greater than ninety days delinquent and still accruing interest.

The following table summarizes TDR’s that occurred during the year ended December 31, 2015 and 2014:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
December 31, 2015
Real estate:
Residential 1-4 family	1	$179,336	$174,815

December 31, 2014
Real estate:
Residential 1-4 family	4	$561,881	$558,907
Non-farm/non-residential	1	1,485,600	1,485,600

	5	$2,047,481	$2,044,507

During the years ended December 31, 2015 and 2014, there were no payment defaults on loans that had been modified as TDR’s within 12 months prior to the payment default.

Interest income for the years ended December 31, 2015 and 2014 includes $5,833 and $67,254, respectively, representing the change in present value of TDR’s attributable to the passage of time.

During the years ended December 31, 2015 and 2014, there were no transfers of participating interests in loans to other financial institutions. Outstanding loans for which the Company has transferred participating interests to other financial institutions as of December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Participating interests sold	$240,770	$380,186
Retained interests	85,542	140,179

Total unpaid principal balance	$326,312	$520,365

(4) PREMISES AND EQUIPMENT:

The major categories of premises and equipment at December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Land	$1,401,618	$1,401,618
Buildings and improvements	13,488,134	13,466,370
Equipment, furniture and fixtures	5,491,415	5,335,140
Leasehold improvements	974,987	974,987

	21,356,154	21,178,115
Less: accumulated depreciation	8,875,237	8,126,752

	$12,480,917	$13,051,363

(5) INVESTMENT IN WHITE RIVER BANCSHARES COMPANY:

Following is summarized financial information for the Company’s 23.09% investment in White River Bancshares Company (WRBC) as of and for the years ended December 31, 2015 and 2014:

	2015	2014
Cash and cash equivalents	$22,387,763	$29,481,557
Investment securities	47,307,868	46,662,626
Loans, net of allowance for loan loss	396,779,879	390,179,369
Other assets	37,987,941	39,852,286

Total assets	$504,463,451	$506,175,838

Deposits	$407,620,719	$405,541,325
Borrowings	35,901,507	42,297,011
Other liabilities	2,207,436	2,600,053
Stockholders’ equity	58,733,789	55,737,449

Total liabilities and stockholders’ equity	$504,463,451	$506,175,838

Interest income	$22,356,667	$21,811,414
Interest expense	(3,845,010)	(3,939,800)
Provision for loan losses	(200,000)	(1,775,000)
Other income	1,900,478	2,541,344
Operating expenses	(15,163,570)	(15,138,603)
Income tax provision	(1,989,852)	(1,403,221)

Net income	$3,058,713	$2,096,134

During 2014, the Company reduced its investment in WRBC by approximately $900,000 to reflect its proportionate share of WRBC’s preferred stock dividends in arrears as if those dividends had been paid. WRBC’s preferred stock was issued as part of the United States Department of the Treasury’s Capital Purchase Program.

The Company was also granted stock options upon the formation of White River Bancshares Company. At December 31, 2014, the Company had outstanding options to purchase 6,792 shares at an exercise price of $100 per share. The Company was 100% vested in all options and the options expired in May 2015.

(6) OTHER INVESTMENTS:

Included in other assets in the consolidated balance sheets are other investments, which are carried at cost as fair value is not readily determinable. Other investments consist of the following at December 31, 2015 and 2014:

	2015	2014
First National Bankers Bankshares, Inc. common stock	$109,470	$109,470
Mobius Technology Consulting, LLC	3,483	3,468

	$112,953	$112,938

(7) TIME DEPOSITS:

Scheduled maturities of time deposits at December 31, 2015 are as follows:

2016	$58,154,407
2017	27,845,377
2018	7,612,102
2019	6,967,422
2020	4,804,586
Thereafter	499,552

$105,883,446

(8) BORROWINGS:

Borrowings under a line of credit agreement with the Federal Home Loan Bank of Dallas (FHLB) as of December 31, 2015 consist of amortizing and fixed term advances totaling $2,562,726 and $15,000,000, respectively. Advances bear interest at rates ranging from 0.560% to 5.553% and are secured by the Bank’s cash on deposit at the FHLB, the Bank’s investment in FHLB stock, and certain loans with carrying amounts of approximately $113,659,000 at December 31, 2015.

Scheduled maturities of FHLB advances at December 31, 2015 are as follows:

2016	$3,367,910
2017	343,228
2018	2,311,362
2019	110,639
2020	10,098,778
Thereafter	1,330,809

$17,562,726

Under its agreement with the FHLB, the Bank has approximately $71,600,000 of unused borrowing capacity available at December 31, 2015. At December 31, 2015, the Bank had a $24,500,000 letter of credit issued by the FHLB on the Bank’s behalf to secure a customer deposit.

At December 31, 2015, the Company also had approximately $32,906,000 of borrowing capacity available from the Federal Reserve Bank (FRB) borrower-in-custody program. The Company has pledged to the FRB certain commercial and consumer loans with outstanding balances totaling approximately $41,000,000 at December 31, 2015 as collateral for advances under this program.

(9) OTHER BORROWINGS:

Other borrowings consist of the following at December 31, 2015 and 2014:

	2015	2014
Fixed rate bank term note payable	$9,336,485	$10,062,627
West View fixed rate note payable	300,000	300,000
East View fixed rate note payable	375,661	380,761

	$10,012,146	$10,743,388

The fixed rate note requires monthly payments of principal and interest of $96,945 with an interest rate of 5.00% maturing in May 2015. During 2015, the maturity date of the note was extended until May 2018 and the interest rate was reduced to 4.00%. The note is secured by all outstanding shares of Bank common stock. The debt agreement contains various covenants including the maintenance of certain financial ratios. Failure to comply with these covenants could result in an increase in the interest rate. At December 31, 2015, the Company was in compliance with all debt covenants.

The notes payable by West View Apartments, L.P. (West View) and East View Apartments, L.P. (East View) to the Arkansas Development Finance Authority are collateralized by the 12-unit and 26-unit housing facilities. Under the West View note payable, principal and interest payments at 4.65% are due annually, subject to the maintenance of cash reserves. The note matures in September 2023. Under the East View note payable, principal and interest payments at 5.29% are due annually. The note matures in August 2041.

Scheduled maturities of other borrowings at December 31, 2015, assuming no surplus cash for the West View note for the next five years, are as follows:

2016	$809,822
2017	843,260
2018	7,700,554
2019	6,217
2020	6,553
Thereafter	645,740

$10,012,146

(10) SUBORDINATED DEBENTURES:

Community First AR Statutory Trust I (Trust), a Connecticut business trust, was formed during 2002 and is owned by the Company. The Company’s investment in and advances to the Trust are carried at a cost of $155,000, and is included in other assets in the consolidated balance sheets at December 31, 2015 and 2014. During 2002, the Trust sold floating rate capital and common securities to investors. The proceeds of $5,155,000 were used to purchase an equal principal amount of floating rate subordinated debentures issued by the Company that adjust quarterly to 3-month LIBOR plus 3.25%. The Company has fully and unconditionally guaranteed all obligations of the Trust on a subordinated basis with respect to the capital securities. The sole asset of the Trust is the subordinated debentures issued by the Company to the Trust and related accrued interest receivable thereon. At December 31, 2015 and 2014, the Trust had $5,000,000 of capital securities outstanding, and the Company had $5,155,000 of subordinated debentures outstanding that were held by the Trust. The subordinated debentures mature in December 2032. However, both the capital securities and subordinated debentures may be prepaid, subject to regulatory approval, at the Company’s election after five years. Subject to certain limitations, portions of the subordinated debentures qualify as Tier 1 capital for regulatory capital adequacy purposes. At December 31, 2015 and 2014, the interest rate for these subordinated debentures was 3.853% and 3.505% respectively.

(11) INCOME TAXES:

The provision for income taxes included in the accompanying consolidated statements of income for the years ended December 31, 2015 and 2014 consists of the following:

	2015	2014
Current:
Federal	$1,768,276	$1,486,226
State	388,537	408,049

	2,156,813	1,894,275

Deferred:
Federal	355,522	(320,950)
State	86,283	(70,008)

	441,805	(390,958)

	$2,598,618	$1,503,317

The effective tax rate differs from the statutory federal income tax rate primarily due to tax-exempt interest income, equity method earnings, state income taxes, and non-deductible expenses.

The tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred tax assets and liabilities at December 31, 2015 and 2014 are as follows:

	2015	2014
Deferred tax assets:
Differences in accounting for loan losses	$2,165,181	$2,494,298
Interest on nonaccrual loans	143,822	122,346
Differences in accounting for foreclosed assets	1,059,278	1,252,320
Unrealized net losses on investments	129,326	19,772
Other	158,199	179,166
Valuation allowance	(245,943)	(245,943)

	3,409,863	3,821,959

Deferred tax liabilities:
Differences in depreciation methods	231,906	312,031
Prepaid expenses	94,943	112,737
Other	85,241	67,167

	412,090	491,935

Net deferred tax asset	$2,997,773	$3,330,024

(12) CAPITAL STOCK:

Information regarding the Company’s capital stock at December 31, 2015 and 2014 follows:

	2015			2014
		Preferred			Preferred
	Common	Series A	Series B	Common	Series A	Series B
Par value per share	$0.10	$0.10	$0.10	$0.10	$0.10	$0.10
Number of shares:
Authorized	1,000,000	12,725	636	1,000,000	12,725	636
Issued	385,345	—	—	422,440	8,975	550
Outstanding	385,345	—	—	422,440	8,975	550

On March 10, 2009, the Company’s Board of Directors authorized the issuance of 12,725 shares of Series A fixed rate, cumulative perpetual preferred stock and 636 shares of Series B fixed rate, cumulative perpetual preferred stock to the United States Department of the Treasury (Treasury) as part of the Treasury’s Capital Purchase Program.

On April 3, 2009, the Company entered into a purchase agreement with the Treasury and sold the newly issued Series A preferred stock and a warrant to purchase the newly issued Series B preferred stock (which was immediately exercised) to the Treasury for an aggregate purchase price of $12,725,000. The proceeds of the issuance were allocated on a pro rata basis to the Series A preferred stock and the Series B preferred stock based on their relative fair values. The fair values of the Series A and Series B preferred stock were estimated using a discounted cash flow methodology and a discount rate of 12%. As a result, the Company assigned $12,004,337 of the proceeds to the Series A preferred stock and $720,663 to the Series B preferred stock. The resulting net discount of $636,000 was accreted over the five-year expected life of the preferred stock up to the $13,361,000 combined redemption value, with the accretion being reported as additional preferred stock dividends.

All shares of preferred stock are non-voting (other than voting rights on certain matters that could adversely affect the preferred stock) and have liquidation preferences of $1,000 per share. Dividends on the Series A preferred stock were computed at an annual rate of 5% for each of the first five years and 9% for each year thereafter. Dividends on the Series B preferred stock were computed at an annual rate of 9% at all times. No dividends could be paid to common shareholders without the Treasury’s approval while the preferred stock was outstanding. Both the Series A and Series B preferred stock qualified as Tier 1 capital.

During 2013, the Company requested approval from the Federal Reserve to redeem the preferred stock; however, the request was denied. In January 2014, the Treasury offered for sale and sold its preferred stock in an auction proceeding.

On December 30, 2014, the Company repurchased 3,750 shares of Series A preferred stock and 86 shares of Series B preferred stock. The remaining 8,975 of Series A and 550 of Series B preferred stock were repurchased in January 2015.

(13) EMPLOYEE BENEFIT PLANS:

The Company sponsors an employee stock ownership plan (ESOP) which covers all full-time employees who work at least 1,000 hours during a plan year and are age 21. The Company makes annual discretionary contributions to the ESOP as determined by the Board of Directors. Employees must be employed on December 31 in order to receive an allocation of the employer contribution. ESOP participants vest over two to six years, although shares are not distributed until employment is terminated. During 2015 and 2014, the ESOP acquired 1,000 and 1,350 shares of Company common stock, respectively. At December 31, 2015 and 2014, shares of Company stock held by the ESOP totaled 8,201 and 7,201 shares, respectively. The Company recognized compensation expense under the ESOP of $250,000 for each of the years ended December 31, 2015 and 2014. At December 31, 2015 and 2014, shares of Company common stock allocated to ESOP participants totaled 8,201 and 7,201, respectively.

Effective July 1, 1999, the Company established a 401(k) plan for the benefit of employees who have attained age 18. Eligible employees may contribute to the plan a portion of their salary on a pre-tax or after-tax basis subject to Internal Revenue Code limitations. Discretionary Company contributions to the plan totaled $167,035 and $142,355 for 2015 and 2014, respectively.

(14) STOCK OPTION PLAN:

The Company sponsors a qualified stock option plan under which shares of Company common stock are reserved for grant primarily to executive officers and other key employees of the Bank and its subsidiaries. Plan participants, upon approval by the Board of Directors, become vested and eligible to purchase Company common stock based on the terms of each individual option agreement. The agreements expire after ten years and provide for vesting periods ranging from three to five-year graded vesting. The purchase price of the stock is equivalent to 100% of the market price (determined by the Board of Directors) at the time of grant. All of the options issued qualify as incentive stock options for income tax purposes.

The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model based. Because there is no active internal or external market for Company common stock, the Company uses the historical volatility of the FBR Small Cap Financial Fund (representing the primary industry in which the Company and its affiliates operate) as a basis for calculating the estimated volatility. The expected term of the options is based, in part, on historical employee exercise and termination behavior and estimates of future behavior. No stock options were granted during 2015 or 2014.

A summary of the status of shares under option at December 31, 2015 and 2014 and changes during the years then ended is presented below:

	2015		2014
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	1,000	$115.00	1,250	$115.00
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	(1,000)	115.00	(250)	115.00

End of year	—	$—	1,000	$115.00

Options exercisable, end of year	—	$—	1,000	$115.00

The aggregate intrinsic value of options outstanding at December 31, 2014 totaled $14,000. At December 31, 2014, all outstanding stock options were fully vested and there was no unrecognized compensation cost related to nonvested options.

All options outstanding were granted prior to January 1, 2006, therefore no compensation cost was charged to operations during the years ended December 31, 2015 and 2014.

(15) LEASE COMMITMENTS:

The Company leases certain land, buildings, and equipment under non-cancelable operating leases with terms from 1 to 50 years. The leases generally require the Company to pay property taxes and insurance on the property. The Company also leases various storage, parking facilities, and billboard advertising space under month to month leases or under leases with terms expiring within one year. Total rent expense for all operating leases during 2015 and 2014 totaled $194,116 and $187,577, respectively. Sublease rental income totaled $59,640 and $52,190 for the years ended December 31, 2015 and 2014, respectively.

Following are future minimum lease payments required under operating leases with initial or remaining non-cancelable terms in excess of one year at December 31, 2015:

2016	$175,764
2017	155,064
2018	154,524
2019	137,493
2020	126,671
Thereafter	2,008,994

$2,758,510

(16) COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK:

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of the Company’s business and which involve elements of credit risk, interest rate risk and liquidity risk. A summary of these commitments and contingent liabilities at December 31, 2015 and 2014 follows:

	2015	2014
Lending-related commitments:
Commitments to extend credit	$36,402,324	$34,824,725
Letters of credit	1,185,626	2,168,448
Mortgage loans sold with recourse	11,700,912	4,929,733
Credit card loans sold with recourse	364,650	272,800

Commitments to extend credit, credit card arrangements, and letters of credit all include some exposure to credit loss in the event of nonperformance by the customer. The Company’s credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded in the consolidated financial statements. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Company. Mortgage loans sold with recourse represent amounts sold to investors in the secondary market. The correspondent agreements with investors contain clauses under which the Company could be obligated to repurchase a previously sold loan if certain events set forth in the agreements occur within defined timeframes.

Substantially all of the Company’s loans, commitments to lend, and letters of credit have been granted to customers in its trade area who are also depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

The Bank has multiple agreements with a third party to provide data processing services for the Bank. The Bank may terminate the contracts with written notice in advance of a renewal date. Early termination is subject to a fee equal to the average monthly fees for the prior twelve months, multiplied by the number of months remaining under the agreement. At December 31, 2015, the cost to terminate these contracts was approximately $2,239,000.

The Bank also has a three-year agreement with a third party to provide ATM and debit card services for the Bank. At December 31, 2015, cancellation of the contract would require a termination payment to the third party totaling approximately $213,000.

In the ordinary course of business, there are various legal proceedings involving the Company and its subsidiaries, most of which are considered litigation incidental to the conduct of business. These proceedings may include, among other matters, collection and foreclosure actions and defense of routine corporate, employment and banking related litigation. Management, after consulting with legal counsel and based on the facts available and proceedings to date, is of the opinion that the ultimate resolution of these proceedings will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

The Company’s asset base is exposed to risk, including the risk resulting from changes in interest rates, market values of collateral for loans to customers and changes in the timing of cash flows. The Company monitors the effect of such risk by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of assets and liabilities to changes in interest rates. The Company’s management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Company to hold its assets to maturity. However, the Company is exposed to significant market risk in the unlikely event of significant and prolonged interest rate changes.

West View Apartments, L.P. and East View Apartments, L.P. operate in a heavily regulated environment. Their operations are subject to administrative directives, rules and regulations of federal, state, and local regulatory agencies, including, but not limited to, the U.S. Department of Housing and Urban Development.

(17) RELATED PARTY TRANSACTIONS:

The Company has extended credit to certain directors, executive officers, significant shareholders, and their affiliates. Such transactions are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and do not, in management’s opinion, involve more than a normal credit risk or present other unfavorable features. The aggregate activity of loans to such related parties during 2015 and 2014 is as follows:

	2015	2014
Balance – beginning of year	$10,527,676	$11,104,636
New loans	1,496,825	506,221
Repayments and other decreases	(7,559,777)	(1,083,181)

Balance – end of year	$4,464,724	$10,527,676

At December 31, 2015 and 2014, the aggregate amount of deposits held at the Bank for officers, directors and related interests totaled approximately $2,648,000 and $1,104,000, respectively. Non-interest bearing demand deposits held at the Bank for the Company totaled $578,603 and $583,908 at December 31, 2015 and 2014, respectively.

Payments to directors of the Company for services provided to the Bank totaled approximately $315,000 and $301,000 during 2015 and 2014, respectively.

The Bank has outstanding loan participations purchased from another financial institution for which the Company is an investor, totaling $6,721,197 and $17,813,003 at December 31, 2015 and 2014, respectively.

(18) SUPPLEMENTAL CASH FLOW INFORMATION:

Supplemental cash flow information for the years ended December 31, 2015 and 2014 is as follows:

	2015	2014
Cash paid for interest	$2,753,998	$3,027,109
Cash paid for income taxes	2,685,000	1,910,000
Non-cash investing and financing activities:
Real estate and other assets acquired in settlement of loans	610,524	2,103,818
Proceeds from sales of foreclosed assets funded by loans	1,328,152	917,205

(19) REGULATORY MATTERS:

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum regulatory capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital to average assets (as defined). In July 2013, the OCC and other federal banking regulators approved final rules to implement the revised capital adequacy standards of the Basel Committee on Banking Supervision (Basel III) that established a new capital framework for insured depository institutions. Basel III increased existing risk-based capital requirements, introduced new requirements, and changed various capital component definitions. Basel III requires the Bank to maintain a new ratio of common equity Tier 1 capital (as defined) to risk-weighted assets. Basel III became effective for the Bank on January 1, 2015, with full compliance with all of the requirements phased-in over a multi-year schedule through January 1, 2019. Management believes that, as of December 31, 2015, the Bank would meet all capital adequacy requirements under Basel III on a fully phased-in basis if such requirements were currently effective. The actual and required regulatory capital ratios for the Bank at December 31, 2015 and 2014 are as follows:

	Actual	Required	To Be Well Capitalized
December 31, 2015

Total capital to risk-weighted assets	16.61%	8.00%	10.00%
Tier 1 capital to risk-weighted assets	15.36%	6.00%	8.00%
Common equity Tier 1 capital to risk-weighted assets	15.36%	4.50%	6.50%
Tier 1 capital to average assets	11.89%	4.00%	5.00%

December 31, 2014

Total capital to risk-weighted assets	19.40%	8.00%	10.00%
Tier 1 capital to risk-weighted assets	18.14%	4.00%	6.00%
Tier 1 capital to average assets	13.49%	4.00%	5.00%

The Company and the Bank are subject to dividend restrictions set forth by their regulators. Under such restrictions, the Company and the Bank may not, without prior approval, declare dividends in excess of 75% of its current year’s net income plus 75% of the retained income for the immediately preceding year.

(20) FAIR VALUE MEASUREMENTS AND DISCLOSURES:

The Company measures certain of its assets and liabilities on a fair value basis using various valuation techniques and assumptions, depending on the nature of the asset or liability. Fair value is defined by ASC Topic 820, Fair Value Measurements and Disclosures, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Assets and liabilities that are recorded at fair value are grouped by three input levels based on the markets in which the financial instruments are traded and the reliability of the assumptions used to determine their fair values. These input levels are:

Level 1	–	Quoted prices for identical financial instruments in active markets.
Level 2	–	Quoted prices for similar financial instruments in active markets; quoted prices for identical or similar financial instruments in markets that are not active; and model-derived valuations whose inputs are observable.
Level 3	–	Unobservable inputs for determining the fair values of financial instruments that reflect the entity’s own assumptions about the assumptions market participants would use in pricing financial instruments.

The following table presents the Company’s significant assets and liabilities that are measured at fair value as of December 31, 2015 and 2014:

December 31, 2015	Level 1	Level 2	Level 3	Total
Investment securities:
U.S. Government and agency obligations	$—	$4,940,658	$—	$4,940,657
Obligations of states and political subdivisions	—	27,698,087	—	27,698,088
Mortgage-backed securities	—	41,378,466	—	41,378,467
Loans held-for-sale	—	—	1,043,463	1,043,463
Impaired loans	—	—	8,244,340	8,244,340
Foreclosed assets held for sale	—	—	5,336,212	5,336,212

December 31, 2014	Level 1	Level 2	Level 3	Total
Investment securities:
U.S. Government and agency obligations	$—	$5,818,476	$—	$5,818,476
Obligations of states and political subdivisions	—	31,399,241	—	31,399,241
Mortgage-backed securities	—	41,942,202	—	41,942,202
Loans held-for-sale	—	—	427,000	427,000
Impaired loans	—	—	11,128,394	11,128,394
Foreclosed assets held for sale	—	—	8,529,451	8,529,451

The following valuation methods and assumptions are used for the Company’s financial and non-financial assets recorded at fair value:

Investment securities – Investment securities available-for-sale are accounted for using fair value measurements on a recurring basis. The Company utilizes an independent third party as its principal pricing source for determining fair value of investment securities. The Company’s principal markets for its securities portfolio are the secondary institutional markets, with an exit price that is predominantly reflective of bid level pricing in those markets. Fair values are based upon quoted market prices, if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable investment securities, broker quotes or other observable inputs for similar investment securities. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs. In obtaining such valuation information from third party providers, the Company has evaluated the valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of an exit price in the Company’s principal markets.

Loans held for sale – Loans held for sale are carried at the lower of cost or estimated fair values, less estimated selling costs, and are subject to nonrecurring fair value adjustments. Estimated fair value is based on existing commitments, the current market value of similar loans, or other unobservable inputs.

Impaired loans – Impaired loans that are collateral dependent are accounted for using fair value measurements and are subject to nonrecurring fair value adjustments. The fair value of the underlying collateral is determined through the use of independent appraisals or other unobservable inputs. At December 31, 2015 and 2014, the carrying value of the Company’s impaired loans was reduced by $1,349,511 and $1,627,306, respectively, to an estimated fair value of $8,244,340 and $11,128,394. These reductions to the carrying values of impaired loans during 2015 and 2014 consisted of $606,756 and $150,202, respectively, of partial charge-offs and $742,755 and $1,477,104, respectively, of specific allocations within the allowance for loan losses.

Foreclosed assets held for sale – Foreclosed assets held for sale are initially accounted for at the lower of the recorded investment in the loan or fair value less estimated selling costs at the date of repossession or foreclosure and are subject to nonrecurring fair value adjustments. Valuations of these assets are periodically reviewed by management with the carrying values adjusted through non-interest income to the estimated fair value, less estimated selling costs, if lower at the date of review until disposition. Estimated fair values are generally based on independent appraisals or other unobservable inputs.

The Company recognizes transfers into and out of input levels at the end of the reporting period. During 2015 and 2014, there were no transfers of assets or liabilities measured at fair value between input levels.

ASC Topic 825 requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value. In cases where quoted market values are not available, fair values are based on estimates using present value, discounted cash flows, or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. ASC Topic 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value at December 31, 2015 and 2014:

Cash and cash equivalents –

The carrying amount of cash and cash equivalents approximates fair value.

Investment securities –

As described previously, fair values of investment securities are estimated using quoted market prices, quoted market prices of comparable securities, broker quotes or other observable inputs for similar securities. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs.

Investment in Federal Home Loan Bank stock –

The carrying amount for FHLB stock is believed to approximate fair value.

Loans held for sale –

The carrying value of mortgage loans originated for sale approximates fair value due to the short holding periods for these loans.

Loans –

The fair value of unimpaired loans and non-collateral dependent impaired loans not held for sale is estimated by discounting the expected future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for similar remaining maturities. The fair value of collateral dependent impaired loans is estimated based on the underlying collateral value. Loan fair value estimates involve judgments regarding future expected loss experience and risk characteristics.

Deposit liabilities –

The fair value of non-interest bearing demand, interest bearing demand, and savings deposits is equal to the amount payable on demand at the reporting date. Fair values for fixed rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently offered on time deposits to a schedule of aggregated expected monthly maturities on those deposits. The fair value of variable rate time deposits approximates their carrying value.

Borrowings—Federal Home Loan Bank –

For short-term and floating rate borrowings, the fair value of borrowings from the FHLB approximates the recorded liability. For long-term fixed-rate borrowings, fair value is estimated based on the current rates available to the Company for borrowings with similar terms and remaining maturities.

Other borrowings and subordinated debentures –

The fair value of other borrowings is estimated based on the current rates available to the Company for borrowings with similar terms and remaining maturities. For the Company’s floating rate subordinated debentures, the recorded liability approximates its fair value.

Off-balance-sheet instruments –

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The carrying value of mortgage loans in process of origination and mortgage and credit card loans sold with recourse is a reasonable estimate of fair value.

The carrying values and estimated fair values of the Company’s significant financial instruments at December 31, 2015 and 2014 are as follows (amounts in thousands):

	2015		2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$17,096	$17,096	$28,592	$28,592
Investment securities	80,658	80,684	85,971	86,057
Investment in FHLB stock	908	908	1,626	1,626
Loans held for sale	1,043	1,043	427	427
Loans	347,420	344,758	343,687	343,161

Financial liabilities:
Deposits	393,974	394,587	389,905	390,787
Borrowings – FHLB	17,563	17,334	29,677	29,848
Other borrowings	15,167	15,167	15,898	15,898

Off-balance sheet instruments:
Commitments to extend credit	36,402	36,402	34,825	34,825
Letters of credit	1,186	1,186	2,168	2,168
Mortgage loans sold with recourse	11,701	11,701	4,930	4,930
Credit card loans sold with recourse	365	365	273	273

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF REORGANIZATION

BY AND BETWEEN

EQUITY BANCSHARES, INC.

AND

COMMUNITY FIRST BANCSHARES, INC.

Dated as of July 14, 2016

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is effective as of July 14, 2016, by and between Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and Community First Bancshares, Inc. (“Community”), an Arkansas corporation and registered bank holding company under the BHCA.

RECITALS

WHEREAS, EQBK owns all of the common stock of Equity Bank, a Kansas state bank with its principal office in Andover, Kansas (“Equity Bank”);

WHEREAS, Community owns all of the common stock of Community First Bank, an Arkansas state bank with its principal office in Harrison, Arkansas (the “Bank”);

WHEREAS, the Board of Directors of EQBK (the “EQBK Board”) and the Board of Directors of Community (the “Community Board”) have determined that it is advisable and in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for in this Agreement, pursuant to which EQBK will, on the terms and subject to the conditions set forth in this Agreement, acquire Community through the merger of Community with and into EQBK (the “Merger”);

WHEREAS, at or prior to the closing of the Merger, Community will distribute all of its equity interest in White River Bancshares Company, an Arkansas corporation (“White River”), or any proceeds from the disposition of Community’s equity interest in White River, to the stockholders of Community;

WHEREAS, immediately following the Merger, or at such later time as EQBK may determine, EQBK will cause the Bank to be merged with and into Equity Bank, with Equity Bank surviving the merger (the “Bank Merger”);

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement for EQBK to enter into this Agreement, certain stockholders of Community have each entered into a Voting Agreement in the form attached hereto as Exhibit “A” (the “Voting Agreement”), whereby such stockholders of Community have agreed to vote the shares of Community Stock (as defined below) owned by them in favor of this Agreement, the Merger and the transactions contemplated hereby and thereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement for EQBK to enter into this Agreement, each of the directors of Community have entered into Director Support Agreements in the form attached hereto as Exhibit “B” (the “Director Support Agreement”) in connection with the Merger;

WHEREAS, it is intended that the Merger be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, the parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby:

AGREEMENT

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration,

the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth below, the parties, intending to be legally bound, undertake, promise, covenant and agree with each other as follows:

ARTICLE I

THE MERGER

Section 1.01 Merger of Community with and into EQBK. Subject to the terms and conditions of this Agreement, at the Effective Time, Community will merge with and into EQBK in accordance with Section 17-6701 of the Kansas General Corporation Code (the “KGCC”) and Section 4-27-1106 of the Arkansas Business Corporation Act of 1987 (the “ABCA”). EQBK will be the surviving corporation in the Merger (the “Surviving Corporation”) and will continue its corporate existence under the KGCC. Upon consummation of the Merger, the separate corporate existence of Community shall terminate.

Section 1.02 Effects of the Merger. The Merger will have the effects set forth in the KGCC. The name of the Surviving Corporation will be “Equity Bancshares, Inc.”

Section 1.03 Articles of Incorporation and Bylaws. At the Effective Time, the articles of incorporation and bylaws of EQBK, as in effect immediately before the Effective Time, will be the articles of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided by Law.

Section 1.04 Directors and Officers. Except as set forth in Section 1.12(a), the directors and officers, respectively, of EQBK at the Effective Time will become the directors and officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation or as otherwise provided by Law.

Section 1.05 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of EQBK, Community or any holder of record of the following securities:

(a) Each share of Class A common stock, par value $0.01 per share, of EQBK (“EQBK Class A Stock”) and Class B common stock, par value $0.01 per share of EQBK (“EQBK Class B Stock”), issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding and shall not be affected by the Merger.

(b) Each share of common stock, par value $0.10 per share, of Community (the “Community Stock”) issued and outstanding immediately prior to the Effective Time, except for the Cancelled Shares and Dissenting Shares, shall cease to be outstanding and shall automatically be converted into and become the right to receive, without interest, the following:

(i) a number of shares of EQBK Class A Stock equal to the Exchange Ratio; and

(ii) the Per Share Cash Amount (the aggregate consideration described in clauses (i) and (ii), such per share amount, the “Per Share Merger Consideration,” and in the aggregate for all holders of Community Stock entitled to receive the Per Share Merger Consideration under the terms of this Agreement, the “Merger Consideration”).

(c) At the Effective Time, each share of Community Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Section 1.05 shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Community Stock shall thereafter cease to have any rights with respect to such shares of Community Stock, except the right to receive the Per Share Merger Consideration for such shares.

(d) Any shares of Community Stock that are owned immediately prior to the Effective Time by Community, EQBK or their respective Subsidiaries (other than (i) shares of Community Stock held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) shares of Community Stock held in respect of a debt previously contracted) shall be canceled and extinguished without any conversion thereof or consideration therefor (the “Cancelled Shares”).

(e) No certificates representing a fractional share of EQBK Class A Stock shall be issued by EQBK. In lieu of any fractional share, each holder of Community Stock entitled to a fractional share, upon surrender of such shares of Community Stock, shall be entitled to receive from EQBK an amount in cash (without interest), payable in accordance with Section 1.07, rounded to the nearest cent, determined by multiplying the fractional share by $22.00.

(f) Notwithstanding anything to the contrary herein, if, between the date hereof and the Effective Time, the outstanding shares of EQBK Class A Stock or EQBK Class B Stock increase, decrease, change into or are exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization (a “Share Adjustment”), then the Exchange Ratio shall be appropriately and proportionately adjusted so that each holder of Community Stock shall be entitled to receive the Merger Consideration in such proportion as it would have received if the record date for such Share Adjustment had been immediately after the Effective Time.

Section 1.06 Calculation of Consideration.

(a) For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “Adjusted Equity” means the sum of Community’s consolidated capital, surplus and retained earnings accounts less all intangible assets, calculated as of the Calculation Date and in accordance with GAAP consistently applied (“Community Equity”) minus all Community Merger Costs.

(ii) “Adjusted Cash Amount” means an amount equal to the difference of (A) $10,114,025, minus (B) the Equity Adjustment.

(iii) “Calculation Date” means the close of business on the fifth Business Day immediately preceding the Closing Date, or such other date as mutually agreeable to the parties hereto.

(iv) “Community Merger Costs” means, to the extent not reflected in the Community Equity as of the Calculation Date, (A) the cost of terminating any employment related agreements and obligations (including any non-competition agreements, option agreements or equity based plans); (B) the transaction costs, fees and expenses (including, without limitation, all legal, accounting, and financial advisory fees and expenses, including any cost to obtain any opinion as to the financial fairness of the Merger) incurred by Community; (C) the payments owed by Community to those employees and in such amounts listed on Confidential Schedule 1.06, including, without limitation any severance, stay-pay or retention bonus amounts or change in control payments not being paid by EQBK pursuant to this Agreement (all of which are reflected on Confidential Schedule 1.06 including the name of the recipient, the amount of such payment and with respect to any stay-pay or retention bonus arrangements, the date through which the recipient must remain employed by the Surviving Corporation to receive the stay-pay or retention bonus amount); (D) a mutually agreeable estimate of the cost of obtaining a determination letter from the IRS in connection with the termination of a Retirement Plan; (E) any federal or state income Tax obligations, franchise Tax obligations or real property Tax obligations incurred prior to the Effective Time; (F) the accrual or payment of all of the costs, fees, expenses and penalties necessary to be paid by Community in connection with any contract termination required pursuant to this Agreement, including, without limitation, all costs, fees, expenses and penalties associated with the termination of the data processing or technology contracts contemplated by Section 5.15 hereof; (G) any unrealized gains or any unrealized losses (as the case may be) in Community’s securities portfolio due to mark-to-market adjustments required by GAAP as of the Calculation Date; (H) the book value of White River as of the end of the most recent fiscal quarter and the costs, fees and expenses associated with its disposition or distribution; (I) a mutually agreeable estimate of the cost of preparing the federal and state income Tax Returns of Community for the period from January 1, 2016 through the Closing Date; and (J) other amounts mutually agreed upon in writing by Equity and Community. In addition, any dividends (whether paid or declared) by Community shall have been recorded by Community as a reduction of Adjusted Equity. For purposes of the calculation of Adjusted Equity, the amount of the Adjusted Equity shall reflect the after-tax amount of the foregoing adjustments calculated in accordance with generally accepted accounting principles of the United States (“GAAP”).

(v) “Equity Adjustment” means the difference of (A) Minimum Equity, minus (B) Adjusted Equity; provided, that if the amount of the Adjusted Equity is greater than the Minimum Equity, then the Equity Adjustment shall be zero.

(vi) “Exchange Ratio” means 7.261 shares of EQBK Class A Stock.

(vii) “Minimum Equity” means $44,820,793.

(viii) “Per Share Cash Amount” means $27.30; provided, however, that if the Equity Adjustment is greater than zero, then the Per Share Cash Amount shall be equal to the quotient of (A) the Adjusted Cash Amount, divided by (B) the number of the shares of Community Stock outstanding immediately prior to the Effective Time, except for the Cancelled Shares.

Section 1.07 Exchange Procedures.

(a) Prior to the Effective Time, EQBK shall appoint Continental Stock Transfer and Trust Company, or an alternative exchange agent reasonably satisfactory to Community, as exchange agent (the “Exchange Agent”) to act as the exchange agent hereunder.

(b) At or prior to the Effective Time, EQBK shall deposit with or make available to the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Section 1.07, (i) certificates or, at EQBK’s option, evidence of shares in book-entry form, representing the shares of EQBK Class A Stock, to be issued pursuant to Section 1.05(b), and (ii) cash in an amount sufficient to pay (A) the aggregate cash portion of the Merger Consideration and (B) cash in lieu of any fractional shares (such shares of EQBK Class A Stock and cash described in the foregoing clauses (i) and (ii), the “Exchange Fund”).

(c) As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, and subject to the receipt by the Exchange Agent of a list of Community’s stockholders in a format that is reasonably acceptable to the Exchange Agent, EQBK shall cause the Exchange Agent to mail to each holder of record immediately prior to the Effective Time of certificates (other than with respect to Cancelled Shares and Dissenting Shares) representing shares of Community Stock (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Community Stock), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate (or an affidavit of loss in lieu of such Certificate and, if reasonably required by EQBK or the Exchange Agent, the posting by such holder of Community Stock of a bond in such amount as EQBK may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the agreement with the Exchange Agent (the “Letter of Transmittal”) and (ii) instructions for use in surrendering each Certificate in exchange for the Per Share Merger Consideration, any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to this Section 1.07. The Community stockholders will be entitled to receive their Per Share Merger Consideration only after receipt by the Exchange Agent of a properly completed Letter of Transmittal. If a

Letter of Transmittal contains an error, is incomplete or is not accompanied by all appropriate Certificates, then the Exchange Agent will notify that Community stockholder promptly of the need for further information or documentation.

(d) Within five (5) Business Days after surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, or within five (5) Business Days after the Effective Time for any uncertificated shares of Community Stock held of record in book-entry form (subject to receipt of any customary tax documentation that may be reasonably requested by the Exchange Agent), the Exchange Agent shall deliver to such holder of Community Stock the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid with respect to each share of Community Stock represented by the Certificate, and each Certificate surrendered will be canceled. EQBK may, at its option, deliver any shares of EQBK Class A Stock in book-entry form. Until so surrendered, each Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with this Section 1.07, and any dividends or distributions to which such holder is entitled pursuant to this Section 1.07.

(e) No dividends or other distributions with respect to EQBK Class A Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of EQBK Class A Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Section 1.07. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate in accordance with this Section 1.07, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of EQBK Class A Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of EQBK Class A Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the EQBK Class A Stock issuable with respect to such Certificate.

(f) In the event of a transfer of ownership of a Certificate representing Community Stock prior to the Effective Time that is not registered in the stock transfer records of Community, the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Community Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of EQBK and the Exchange Agent that the Tax has been paid or is not applicable.

(g) EQBK and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold, if necessary, from any consideration otherwise payable pursuant to this Agreement to any Person such amounts as EQBK or the Exchange Agent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by EQBK or the Exchange Agent, as the case may be, and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by EQBK or the Exchange Agent, as the case may be.

(h) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Community at the expiration of nine (9) months after the Effective Time shall be paid to EQBK. In such event, any former stockholders of Community who have not theretofore complied with this Section 1.07 shall thereafter look only to EQBK with respect to the Per Share Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the EQBK Class A Stock deliverable in respect of each share represented by a Certificate such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

(i) Any other provision of this Agreement notwithstanding, none of EQBK, the Surviving Corporation or the Exchange Agent shall be liable to a holder of Community Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 1.08 Tax Treatment. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). From and after the date of this Agreement and until the Closing Date, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action not to be taken, which action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 1.09 Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, EQBK may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no adverse federal or state income tax consequences to the holders of Community Stock as a result of such modification, (ii) the consideration to be paid to the holders of Community Stock is not changed in kind or reduced in amount, and (iii) such modification will not be likely to delay or jeopardize receipt of any required regulatory approvals or the Closing.

Section 1.10 Dissenting Stockholders.

(a) Notwithstanding anything in this Agreement to the contrary, no Person who has prior to the Effective Time perfected a demand for appraisal rights pursuant to Subchapter 13 of the ABCA (a “Dissenting Stockholder”) with respect to any shares of Community Stock held by such Dissenting Stockholder (“Dissenting Shares”) shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Dissenting Stockholder shall have effectively withdrawn (in accordance with the applicable provisions of the ABCA) or lost such Person’s right to appraisal under the ABCA with respect to such Dissenting Shares. Unless and until a Dissenting Stockholder shall have effectively so withdrawn or lost such Dissenting Stockholder’s right to appraisal under the ABCA with respect to Dissenting Shares, such Dissenting Stockholder shall be entitled to receive only payment of the fair value of such Dissenting Shares as required by Subchapter 13 of the ABCA (including any interest thereon and related costs, if any, required to be paid in accordance with Subchapter 13 of the ABCA). Community shall give EQBK (A) prompt written notice of any written demands for payment of fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by Community prior to the Effective Time in accordance with the provisions of Subchapter 13 of the ABCA relating to Community stockholders’ appraisal rights and (B) the opportunity to participate in and control all negotiations and proceedings with respect to demands for payment of fair value by Community stockholders under Subchapter 13 of the ABCA. Community shall not, except with the prior written consent of EQBK (which shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any such dissent or demands for payment of fair value, offer to settle or settle any such demands. Any payment required to be made with respect to the Dissenting Shares shall be made by EQBK. From and after the Effective Time, Dissenting Shares shall not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable to stockholders of record prior to the Effective Time).

(b) If any stockholder who holds Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such stockholder’s right to appraisal under the ABCA, then, as of the later of the Effective Time and the occurrence of such effective withdrawal or loss, such stockholder’s shares of Common Stock shall no longer be Dissenting Shares and shall be automatically converted into the right to receive the Per Share Merger Consideration, without interest, as set forth in this Article I, it being understood that surrender of the Certificate representing such Dissenting Shares shall be a prerequisite to the receipt of payment in respect of any Dissenting Shares represented thereby.

Section 1.11 Treatment of Equity Awards. Notwithstanding anything to the contrary in the Community stock option plan(s) (the “Community Stock Plan”) or in any individual Community stock option award agreement, (i) no less than twenty (20) days prior to the Calculation Date, the Community Board (or, if appropriate, any committee administering the Community Stock Plan) shall take all necessary actions to cause the vesting of any unvested option to purchase shares of Community Stock (a “Community Option”) granted pursuant to the Community Stock Plan, (ii) Community shall use its commercially reasonable efforts to cause all holders of Community Options to exercise such Community Options prior to the Calculation Date and (iii) Community shall cancel any Community Options that remain unexercised as of the Calculation Date.

Section 1.12 Board Representation.

(a) EQBK shall take all appropriate action so that, as of the Effective Time, the number of directors constituting the Board of Directors of EQBK shall be increased by two (2), and two (2) current directors of Community to be selected by EQBK in consultation with Community shall be appointed to serve as directors of EQBK (the “Community Directors”) in the director class appropriate to balance the number of members in each class. Unless any Community Director has died, resigned or been removed from the EQBK Board, at the first annual meeting following the Community Directors appointment to the EQBK Board, the EQBK Board shall (i) nominate the Community Directors for election to the EQBK Board, (ii) recommend to the EQBK stockholders the election of the Community Directors and (iii) solicit proxies for the Community Directors to the same extent as it does for any of its other nominees to the EQBK Board. In addition, as of the Effective Time, Equity Bank and EQBK shall take all actions necessary to cause the Community Directors to be elected to the board of directors of Equity Bank.

(b) As of the Closing Date, if requested by EQBK, the members of the board of directors of the Bank shall submit resignations from the board of directors to be effective as of the Closing Date, and EQBK shall thereafter elect new members of the board of directors of the Bank.

Section 1.13 Bank Merger. Immediately following the Merger, or at such later time as EQBK may determine in its sole discretion, EQBK will cause the Bank Merger on the terms and subject to the terms and conditions set forth in the Bank Merger Agreement attached hereto as Exhibit “C” (the “Bank Merger Agreement”). Equity Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of the Bank shall cease. The parties agree that the Bank Merger will become effective immediately after the Effective Time or such later time as EQBK may determine. On the date of this Agreement, Equity Bank and the Bank entered into the Bank Merger Agreement. In furtherance of the foregoing, the parties shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to effectuate the Bank Merger.

ARTICLE II

THE CLOSING AND THE CLOSING DATE

Section 2.01 Time and Place of the Closing and Closing Date.

(a) On a date mutually acceptable to EQBK and Community within thirty (30) days after the receipt of all necessary regulatory, corporate and other approvals and the expiration of any mandatory waiting periods (the “Closing Date”), as may be extended by mutual agreement of the parties for a reasonable period to facilitate a Calculation Date on month-end in the event the parties so agree, a meeting will take place at which the parties to this Agreement will exchange certificates, letters and other documents in order to determine whether all of the conditions set forth in Article VII and Article VIII have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If none of the foregoing conditions then exists or if no party elects to exercise any right it may have to terminate this Agreement, then the parties will execute such documents and instruments as may be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the “Closing”).

(b) The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time specified in the certificate of merger, reflecting the Merger, filed with the Secretary of State of the State of Kansas in accordance with the KGCC (the “Effective Time”). The parties will use their commercially reasonable efforts to cause the Effective Time to occur on the same date as the Closing Date, but in no event will the Effective Time occur more than one (1) day after the Closing Date.

(c) The Closing will take place at the offices of Norton Rose Fulbright US LLP, 2200 Ross Avenue, Suite 3600, Dallas, Texas 75201 at 10:00 a.m. on the Closing Date, or at such other time and place to which the parties may agree.

Section 2.02 Actions to be Taken at the Closing by Community. At the Closing, Community will execute and acknowledge, or cause to be executed and acknowledged, and deliver to EQBK such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of EQBK to close hereunder):

(a) True, correct and complete copies of Community’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Arkansas;

(b) True, correct and complete copies of the Bank’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Arkansas State Bank Department;

(c) A certificate of good standing from the Secretary of State of the State of Arkansas, duly certifying as of a recent date as to the good standing of Community under the Laws of the State of Arkansas;

(d) A certificate of good standing from the Arkansas State Bank Department, duly certifying as of a recent date as to the good standing of the Bank under the Laws of the State of Arkansas;

(e) A certificate, dated as of a recent date, issued by the Federal Deposit Insurance Corporation (the “FDIC”), duly certifying that the deposits of the Bank are insured by the FDIC pursuant to the Federal Deposit Insurance Act, as amended (the “FDIA”);

(f) A letter, dated as of a recent date, from the Federal Reserve Bank of St. Louis, to the effect that Community is a registered bank holding company under the BHCA;

(g) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of Community, pursuant to which such officer will certify: (i) the due adoption by the Community Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (ii) the due adoption and approval by the stockholders of Community of this Agreement; and (iii) the incumbency and true signatures of those officers of Community duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; (iv) that the copy of the Bylaws of Community attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy; and (v) a true and correct copy of the list of the holders of Community Stock as of the Closing Date;

(h) A certificate, dated as of the Closing Date, signed by the chief executive officer of Community, pursuant to which Community will certify that (i) Community has satisfied the conditions set forth in Sections 8.01 and 8.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to Community or any of its Subsidiaries, individually or in the aggregate since December 31, 2015;

(i) All consents required from third parties to complete the transactions contemplated by this Agreement listed on Confidential Schedule 2.02(i);

(j) All releases as required under Section 8.06;

(k) Community shall have delivered to EQBK a duly executed certificate in form and substance as prescribed by Treasury Regulations promulgated under Section 1445 of the Code, stating that Community is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code; and

(l) All other documents required to be delivered to EQBK under this Agreement, and all other documents, certificates and instruments as are reasonably requested by EQBK or its counsel.

Section 2.03 Actions to be Taken at the Closing by EQBK. At the Closing, EQBK will execute and acknowledge, or cause to be executed and acknowledged, and deliver to Community such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of Community to close hereunder):

(a) True, correct and complete copies of EQBK’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Kansas;

(b) A certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of EQBK under the Laws of the State of Kansas;

(c) A letter, dated as of a recent date, from the Federal Reserve Bank of Kansas City, to the effect that EQBK is a registered bank holding company under the BHCA;

(d) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of EQBK, pursuant to which such officer will certify: (i) the due adoption by the EQBK Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby, and the taking of all actions contemplated hereby and thereby; (ii) the due adoption and approval by the stockholders of EQBK of the Merger; (iii) the incumbency and true signatures of those officers of EQBK duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; (iii) that the copy of the Bylaws of EQBK attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy;

(e) A certificate, dated as of the Closing Date, signed by the chief executive officer of EQBK, pursuant to which EQBK will certify that (i) EQBK has satisfied the conditions set forth in Sections 7.01 and 7.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to EQBK since December 31, 2015;

(f) All consents required from third parties to complete the transactions contemplated by this Agreement, including those listed on Confidential Schedule 2.03(f); and

(g) All other documents required to be delivered to Community by EQBK under this Agreement, and all other documents, certificates and instruments as are reasonably requested by Community or its counsel.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMMUNITY

Except as disclosed in the disclosure schedules delivered by Community to EQBK prior to the execution hereof (the “Community Disclosure Schedules”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Community Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Community that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a

Material Adverse Change, and (c) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, Community hereby represents and warrants to EQBK as follows:

Section 3.01 Organization and Qualification.

(a) Community is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Arkansas and is a bank holding company registered under the BHCA. Community has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of Community, as amended to date, certified by the Secretary of Community, have been made available to EQBK. Except as set forth on Confidential Schedule 3.01(a), Community does not own or control any Affiliate or Subsidiary, other than the Bank. The nature of the business of Community and its activities do not require it to be qualified to do business in any jurisdiction other than the State of Arkansas. Except as set forth in Confidential Schedule 3.01(a), Community has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, other than the Bank or as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Community has not been conducted through any other direct or indirect Subsidiary or Affiliate of Community other than the Bank.

(b) The Bank is an Arkansas state bank, duly organized and validly existing under the Laws of the State of Arkansas and in good standing under all Laws of the State of Arkansas. The Bank has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the articles of incorporation and bylaws of the Bank, as amended to date, certified by the Secretary or Cashier of the Bank have been made available to EQBK. The Bank is an insured bank as defined in the FDIA. Except as set forth in Confidential Schedule 3.01(b), the Bank does not own or control any Affiliate or Subsidiary. The nature of the business of the Bank does not require it to be qualified to do business in any jurisdiction other than the State of Arkansas. The Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by the Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of the Bank.

Section 3.02 Authority; Execution and Delivery. Community has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Community Board. The Community Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Community and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Community’s stockholders for adoption at a meeting of such stockholders with a recommendation from the Community’s Board in favor of adoption (the “Community Recommendation”) and has adopted a resolution to the foregoing effect. Community has taken all action necessary to authorize the execution, delivery and (provided the required regulatory and stockholder approvals are obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by Community, and each constitutes the legal, valid and binding obligation of Community, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 3.03 Capitalization.

(a) The entire authorized capital stock of Community consists solely of 1,000,000 shares of Community Stock, of which 370,450 shares are issued and outstanding and no shares are held as treasury stock, and 100,000 shares of preferred stock, of which no shares are issued, outstanding, or held as treasury stock. Except as set forth on Confidential Schedule 3.03, there are no (i) outstanding equity securities of any kind or character or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, Community to purchase or otherwise acquire any security of or equity interest in Community, obligating Community to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Community Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person. Such shares of Community Stock have been issued in compliance with the securities Laws of the United States and the states in which such shares of Community Stock were issued. There are no restrictions applicable to the payment of dividends on the shares of Community Stock except pursuant to applicable Laws, and all dividends declared before the date of this Agreement have been paid. As of the date hereof, Community has issued $5,155,000 of principal amount of junior subordinated debentures to Community First AR Statutory Trust I (the “Community TRUPS”).

(b) The entire authorized capital stock of the Bank consists solely of 120,000 shares of common stock, par value $0.10 per share, of the Bank (“Bank Stock”) of which 60,000 shares are issued and outstanding and no shares are held as treasury stock. There are no (i) outstanding equity securities of any kind or character or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, the Bank to purchase or otherwise acquire any security of or equity interest in the Bank, obligating the Bank to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Bank Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. Such shares of Bank Stock have been issued in compliance with the securities Laws of the United States and the State of Arkansas. There are no restrictions applicable to the payment of dividends on the shares of Bank Stock except pursuant to applicable Laws, and all dividends declared before the date of this Agreement have been paid.

(c) Community owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens whatsoever, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to any Subsidiary of Community that is an insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Community has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

Section 3.04 Compliance with Laws, Permits and Instruments.

(a) Except as set forth on Confidential Schedule 3.04(a), Community and each of its Subsidiaries have in all material respects performed and abided by all obligations required to be performed by it to the date hereof, and have complied with, and is in compliance with, and is not in default (and with the giving of notice or the passage of time will not be in default) under, or in violation of, (i) any provision of the articles of incorporation of Community or any of its Subsidiaries, the bylaws or other governing documents of Community or any of its Subsidiaries (collectively, the “Community Constituent Documents”), (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to Community, its Subsidiaries or their respective assets, operations, properties or businesses, or (iii) any material Law or Order of any Governmental Entity applicable to Community or any of its Subsidiaries or their respective assets, operations, properties or businesses.

(b) Except as set forth on Confidential Schedule 3.04(b), the execution, delivery and performance of this Agreement (provided the required regulatory and stockholder approvals are obtained) and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict with, or result, by itself or with the giving of notice or the passage of time, in any violation of or default or loss of a benefit under, (i) the Community Constituent Documents, (ii) any material mortgage, indenture, lease, contract, agreement or other instrument applicable to Community or any of its Subsidiaries or their respective assets, operations, properties or businesses or (iii) any material Law or Order of any Governmental Entity applicable to Community or any of its Subsidiaries or their respective assets, operations, properties or businesses.

Section 3.05 Financial Statements.

(a) Community has furnished to EQBK true and complete copies of (i) the audited consolidated balance sheet of Community and its Subsidiaries as of December 31, 2013, December 31, 2014 and December 31, 2015, and the related audited consolidated statements of operations, stockholders’ equity, and cash flows of Community and its Subsidiaries, together with all related notes and schedules thereto, accompanied by the reports thereon of Community’s independent auditors for the years ended as of such dates, and the unaudited parent-only balance sheet of Community at June 30, 2016, and the related consolidated statements of operations of Community, and (ii) the audited consolidated balance sheet of the Bank as of December 31, 2013, December 31, 2014 and December 31, 2015, and the related audited consolidated statements of operations, stockholders’ equity, and cash flows of the Bank, together with all related notes and schedules thereto, accompanied by the reports thereon of the Bank’s independent auditors for the years ended as of such dates, and the unaudited balance sheet of the Bank at June 30, 2016, and the related statements of operations of the Bank (collectively, the financial statements listed in clause (i) and (ii), the “Community Financial Statements”). The Community Financial Statements (including the related notes) complied as to form, as of their respective dates, in all material respects with applicable accounting requirements, have been prepared according to GAAP applied on a consistent basis during the periods and at the dates involved (except as may be indicated in the notes thereto), fairly present, in all material respects, the financial condition of Community and the Bank, as applicable, at the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to notes and normal year-end adjustments that were not material in amount or effect), and the accounting records underlying the Community Financial Statements accurately and fairly reflect in all material respects the transactions of Community. The Community Financial Statements do not contain any items of extraordinary or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.

(b) Community has furnished EQBK with true and complete copies of the Reports of Condition and Income as of December 31, 2013, 2014 and 2015 (the “Call Reports”), for the Bank. The Call Reports fairly present, in all material respects, the financial position of the Bank and the results of its operations at the date and for the period indicated in that Call Report in conformity with the instructions to the Call Report. The Call Reports do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein. The Bank has calculated its allowance for loan losses in accordance with regulatory accounting principles (“RAP”) as applied to banking institutions and in accordance with all applicable rules and regulations. The allowance for loan losses account for the Bank is, and as of the Closing Date will be, adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans of the Bank; provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectability of such loans.

Section 3.06 Undisclosed Liabilities. Neither Community nor any of its Subsidiaries have liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including, without limitation, unfunded obligations under any employee benefit plan maintained by Community or any of its Subsidiaries or liabilities for federal, state or local taxes or assessments), that are not reflected in or disclosed in the appropriate Community Financial Statements or Call Reports, except those (a) liabilities and expenses incurred in the ordinary course of business and consistent with prudent business practices since the applicable dates of the Community Financial Statements or the Call Reports, respectively, or (b) that are not, individually or in the aggregate, material to Community and its Subsidiaries, taken as a whole.

Section 3.07 Litigation.

(a) Except as set forth on Confidential Schedule 3.07, neither Community nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Community, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Community or any of its Subsidiaries, nor to the Knowledge of Community, is there any basis for any proceeding, claim or any action against Community or any of its Subsidiaries. Except as set forth in Confidential Schedule 3.07, the amounts in controversy in each matter described on Confidential Schedule 3.07, and the costs and expenses of defense thereof (including attorneys’ fees) are fully covered by insurance, subject to the deductible set forth on Confidential Schedule 3.07 with respect to each matter and subject to the policy limits set forth on Confidential Schedule 3.07. There is no Order imposed upon Community or any of its Subsidiaries or the assets or Property of Community or any of its Subsidiaries that has resulted in, or is reasonably likely to result in, a Material Adverse Change as to Community or any of its Subsidiaries.

(b) No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, to the Knowledge of Community, threatened against Community or any of its Subsidiaries that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Community or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 3.08 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve under the BHCA and approval of such applications, filings and notices, (b) the filings of applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the Arkansas State Bank Department and the OSBC, and approval of such applications, filings and notices, (d) the filing with the SEC of (i) any filings under applicable requirements of the Exchange Act, including the filing of the Joint Proxy Statement/Prospectus and (ii) the Form S-4 and declaration of effectiveness of the Form S-4, (e) the filing of the certificates of merger with the Kansas Secretary of State pursuant to the requirements of the KGCC and the Arkansas Secretary of State pursuant to the requirements of the ABCA, and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of shares of EQBK Class A Stock pursuant to this Agreement and the approval of the listing of such EQBK Class A Stock on the NASDAQ, no consents, Orders or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Community of this Agreement or (B) the consummation by Community of the transactions contemplated by this Agreement. As of the date of this Agreement, Community knows of no reason why all regulatory approvals from any Governmental Entity or Regulatory Agency required for the consummation of the transactions contemplated hereby should not be obtained on a timely basis and Community has no Knowledge of any fact or circumstance that would materially delay receipt of any such required regulatory approval.

Section 3.09 Title to Assets. Confidential Schedule 3.09 identifies all real property, other than foreclosed Other Real Estate Owned Property (“OREO Property”) that, as of the date of this Agreement is (i) owned by Community or any of its Subsidiaries (“Owned Real Property”), or (ii) leased pursuant to which Community or any of its Subsidiaries is a party, either as a lessor or lessee (“Leased Real Property”). Community or any of its Subsidiaries (a) has good and marketable title to all its Owned Real Property; (b) holds valid and enforceable leases for all its Leased Real Property; (c) owns all of its personal property reflected on the Community Financial

Statements; and (d) holds valid and enforceable leases for all leased personal property used by Community or any of its Subsidiaries, in each case free and clear of all mortgages and all other Liens (except for Permitted Encumbrances), except for such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby, or which, individually or in the aggregate, would not have a Material Adverse Change on Community.

Section 3.10 Absence of Certain Changes or Events. Except as set forth on Confidential Schedule 3.10, since June 30, 2016, Community and each of its Subsidiaries has conducted its business only in the ordinary course and has not:

(a) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except deposits taken and federal funds purchased and current liabilities for trade or business obligations, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(b) discharged or satisfied any Lien or paid any obligation or liability, whether absolute or contingent, due or to become due, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(c) increased the shares of Community Stock or Bank Stock outstanding (other than as the result of the exercise of any stock option award (a “Community Option”) or its surplus (as calculated in accordance with the instructions to the Call Report), or declared or made any payment of dividends or other distribution to its stockholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

(d) issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(e) acquired any capital stock or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

(f) mortgaged, pledged or subjected to Lien any of its material property, business or assets, tangible or intangible, except (i) Permitted Encumbrances, (ii) pledges of assets to secure public fund deposits, and (iii) those assets and properties disposed of for fair value since the applicable dates of the Community Financial Statements or the Call Reports;

(g) sold, transferred, leased to others or otherwise disposed of any of its assets (except for assets disposed of for fair value) or canceled or compromised any debt or claim, or waived or released any right or claim, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(h) terminated, canceled or surrendered, or received any notice of or threat of termination or cancellation of any contract, lease or other agreement or suffered any damage, destruction or loss which, individually or in the aggregate, may reasonably constitute a Material Adverse Change;

(i) disposed of, permitted to lapse, transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any license or Proprietary Right or modified any existing rights with respect thereto;

(j) (i) made any change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, other than changes required by applicable Law or made in the ordinary course consistent with past practice, (ii) paid or agreed or orally promised to pay any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its stockholders, directors, officers, employees or agents, other than payments required by applicable Law, made in the ordinary course consistent with past practice or made pursuant to the terms of an Employee Plan, (iii) entered into any employment or consulting contract or other compensatory agreement with any director, officer or employee, or (iv) adopted, amended in any material respect or terminated any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees, except to the extent required by Law or as contemplated by this Agreement;

(k) except for improvements or betterments relating to Properties, made any capital expenditures or capital additions or betterments in excess of an aggregate of $25,000;

(l) instituted, had instituted against it, settled or agreed to settle any litigation, action or proceeding relating to its property other than routine collection suits instituted by it to collect amounts owed or suits in which the amount in controversy is less than $10,000;

(m) suffered any change, event or condition that, in any case or in the aggregate, has caused or may result in a Material Adverse Change;

(n) except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any contract or commitment, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(o) entered into or given any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any Person, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(p) sold, or disposed of, or otherwise divested itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(q) made any, or acquiesced with any, change in any accounting methods, principles or practices except as required by GAAP or RAP or the extent required by Law;

(r) sold (provided, however, that payment at maturity is not deemed a sale) or purchased any investment securities in an aggregate amount of $500,000 or more, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

(s) made, renewed, extended the maturity of, or altered any of the terms of any loan to any single borrower and his related interests in excess of the principal amount of $500,000;

(t) renewed, extended the maturity of, or altered any of the terms of any loan classified by Community as “intermediate,” “substandard,” and “problem” or other words of similar import; or

(u) entered into any agreement or made any commitment whether in writing or otherwise to take any of the types of action described in subsections (a) through (s) above.

Section 3.11 Leases, Contracts and Agreements.

(a) Confidential Schedule 3.11(a) sets forth a complete listing of all contracts to which Community or any of its Subsidiaries is a party (collectively, the “Listed Contracts”) that:

(i) relate to real property used by Community or any of its Subsidiaries in its operations (such contracts being referred to herein as the “Leases”);

(ii) relate in any way to the assets or operations of Community or any of its Subsidiaries and involves payments to or by Community or any of its Subsidiaries of $50,000 or more during the term thereof;

(iii) contain any right of first refusal or option to purchase in favor of a third party;

(iv) limits the ability of Community or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or that upon consummation of the Merger will restrict the ability of EQBK or any of its Affiliates to engage in any line of business in which a bank holding company may lawfully engage;

(v) obligates Community or its Subsidiaries (or, following the consummation of the transactions contemplated hereby, EQBK and its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or that grants any Person other than Community or any of its Subsidiaries “most favored nation” status or similar rights;

(vi) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(vii) relates to indebtedness of Community or any of its Subsidiaries;

(viii) provides for potential indemnification payments by Community or any of its Subsidiaries or the potential obligation of Community or any of its Subsidiaries to repurchase loans;

(ix) is material to Community’s and its Subsidiaries’ balance sheets or their financial conditions or results of operations;

(x) provides any rights to investors in Community, including registration, preemptive or antidilution rights or rights to designate members of or observers to Community’s or any of its Subsidiaries’ Board of Directors;

(xi) is a data processing/technology contracts, software programming or licensing contract;

(xii) requires a consent to, waiver of or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement;

(xiii) limits the payment of dividends by the Bank or any other Subsidiary of Community; or

(xiv) was otherwise not entered into in the ordinary course of business or that is material to Community or any of its Subsidiaries or its financial condition or results of operations.

(b) For the purposes of this Agreement, the term “Listed Contracts” does not include (i) loans made by, (ii) unfunded loan commitments made by, (iii) letters of credit issued by, (iv) loan participations of, (v) Federal funds sold or purchased by, (vi) repurchase agreements made by, (vii) bankers acceptances of, or (viii) deposit liabilities of, Community or the Bank.

(c) No participations or loans have been sold that have buy back, recourse or guaranty provisions that create contingent or direct liability to Community or any of its Subsidiaries. All of the Listed Contracts are legal, valid and binding obligations of the parties to the contracts enforceable according to their terms, subject to the Bankruptcy Exception.

(d) True and correct copies of all such Listed Contracts, and all amendments thereto, have been furnished to EQBK.

(e) All rent and other payments by Community and each of its Subsidiaries under the Listed Contracts are current, there are no existing defaults by Community or any of its Subsidiaries under the Listed Contracts and no termination, condition or other event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default thereunder.

Section 3.12 Taxes.

(a) Community and each of its Subsidiaries have filed all Tax Returns that they were required to file under applicable Laws with the appropriate Governmental Entity. All such Tax Returns were correct and complete in all respects and have been prepared in compliance with all applicable Laws and all Taxes due and owing by Community and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither Community nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has been made by an authority in a jurisdiction where Community or any of its Subsidiaries does not file Tax Returns that it is subject to taxation by that jurisdiction. Other than Permitted Encumbrances, there are no material Liens for Taxes upon any of the assets of Community or any of its Subsidiaries.

(b) Community and each of its Subsidiaries have collected or withheld and duly paid to the appropriate Governmental Entity all Taxes required to have been collected or withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c) There is no action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax liability of Community or any of its Subsidiaries either (i) claimed or raised by any Governmental Entity in writing or (ii) as to which any of the directors and officers of Community or any of its Subsidiaries has Knowledge based upon personal contact with any agent of such authority.

(d) True and complete copies of the federal, state and local income Tax Returns of Community and each of its Subsidiaries, as filed with the taxing authority for the years ended December 31, 2012, 2013, and 2014 have been furnished to EQBK. Neither Community nor any of its Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension remains in effect.

(e) Neither Community nor any of its Subsidiaries have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(f) Neither Community nor any of its Subsidiaries is a party to or bound by any tax allocation or sharing agreement, other than (i) those to which only Community and the Bank are parties, or (ii) commercial business agreements, the principal purpose of which is not the allocation of Taxes.

(g) Neither Community nor any of its Subsidiaries have (i) been a member of any group filing a consolidated federal income tax return (other than a group the common parent of which was Community) nor (ii) any liability for the Taxes of any Person other than Community under Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor, under Law.

(h) Neither Community nor any of its Subsidiaries has participated in any reportable transaction or a transaction that is substantially similar to a listed transaction as defined under Sections 6011, 6111 and 6112 of the Code.

(i) Neither Community nor any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(j) Neither Community nor any of its Subsidiaries will be required to include any item of income in, nor will Community or any of its Subsidiaries be required to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in Community’s or any of its Subsidiary’s method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date by Community or any of its Subsidiaries; (iii) intercompany transaction or excess loss account of Community or any of its Subsidiaries described in the Treasury Regulations under Section 1502 of the

Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date by Community or any of its Subsidiaries; (v) prepaid amount received on or prior to the Closing Date by Community or any of its Subsidiaries, or (vi) election under Section 108(i) of the Code.

(k) Neither Community nor any of its Subsidiaries have distributed stock of another Person or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l) Confidential Schedule 3.12 lists and contains an accurate and complete description as to the United States federal and each state net operating and capital loss carryforwards for Community and each of its Subsidiaries, that exist as of December 31, 2015, and no such net operating or capital loss carryforwards are subject to limitation under Sections 382, 383 or 384 of the Code or the Treasury Regulations, as of the Closing Date.

(m) Within the past three (3) years, the Internal Revenue Service (the “IRS”) has not challenged the interest deduction on any of Community’s or any of its Subsidiaries’ debt on the basis that such debt constitutes equity for federal income tax purposes.

(n) The unpaid Taxes of Community and each of its Subsidiaries (i) did not, as of December 31, 2015, exceed the current liability accruals for Taxes (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Community Financial Statements and (ii) do not exceed such current liability accruals for Taxes (excluding reserves for deferred Taxes established to reflect timing differences between book and Tax income) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Community and its Subsidiaries in filing their respective Tax Returns.

(o) Community has no Knowledge of any facts or circumstances that could reasonably prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.13 Insurance. Confidential Schedule 3.13 sets forth an accurate and complete list of all policies of insurance, including fidelity and bond insurance, relating to Community and each of its Subsidiaries. All such policies (a) are valid, outstanding and enforceable according to their terms, subject to the Bankruptcy Exception, and (b) are presently in full force and effect, no notice has been received of the cancellation, or threatened or proposed cancellation, of any such policy and there are no unpaid premiums due thereon. Neither Community nor any of its Subsidiaries is in default with respect to any such policy and has not failed to give any notice or present any claim thereunder in a due and timely fashion. Except as set forth on Confidential Schedule 3.13, neither Community nor any of its Subsidiaries have been refused any insurance with respect to its assets or operations, nor has its insurance been limited by any insurance carrier to which Community or any of its Subsidiaries have applied for any such insurance within the last two (2) years. Each property of Community and each of its Subsidiaries is insured for an amount deemed adequate by Community’s management, as applicable, against risks customarily insured against. There have been no claims under any fidelity bonds of Community or any of its Subsidiaries within the last three (3) years, and Community has no Knowledge of any facts that would form the basis of a claim under such bonds.

Section 3.14 No Material Adverse Change. Except as set forth on Confidential Schedule 3.14, there has not been any Material Adverse Change with regard to or affecting Community or any of its Subsidiaries since December 31, 2015, nor has any event or condition occurred that has resulted, or is reasonably likely to result, in a Material Adverse Change on Community or any of its Subsidiaries or that could materially affect Community’s or any of its Subsidiaries’ ability to perform the transactions contemplated by this Agreement or the other agreements contemplated hereby.

Section 3.15 Proprietary Rights. Except as set forth on Confidential Schedule 3.15, neither Community nor any of its Subsidiaries owns or requires the use of any patent, patent application, patent right, invention, process, trademark (whether registered or unregistered), trademark application, trademark right, trade name, service name, service mark, copyright or any trade secret (“Proprietary Rights”) for its business or operations. Neither Community nor any of its Subsidiaries is infringing upon or otherwise acting adversely to, and have not infringed upon or otherwise acted adversely to, any Proprietary Right owned by any other Person or Persons. There is no claim or action by any such Person pending, or to Community’s Knowledge, threatened, with respect thereto. No third party has ever gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Community and its Subsidiaries.

Section 3.16 Transactions with Certain Persons and Entities. Except as set forth on Confidential Schedule 3.16 and excluding deposit liabilities, there are no outstanding amounts payable to or receivable from, or advances by Community or any of its Subsidiaries to, and neither Community nor any of its Subsidiaries is otherwise a creditor to, any director or executive officer of Community or any of its Subsidiaries nor is Community or any of its Subsidiaries a debtor to any such person other than as part of the normal and customary terms of such person’s employment or service as a director of Community or any of its Subsidiaries. Except as set forth on Confidential Schedule 3.16, neither Community nor any of its Subsidiaries uses any asset owned by any stockholder or any present or former director or officer of Community or any of its Subsidiaries, or any Affiliate thereof, in the operations (other than personal belongings of such officers and directors located in Community’s or any of its Subsidiaries’ premises and not used in the operations of Community or any of its Subsidiaries), nor do any of such persons own or have the right to use real property that is adjacent to property on which Community’s or any of its Subsidiaries’ facilities are located. Except as set forth on Confidential Schedule 3.16 or Confidential Schedule 3.28(a), neither Community nor any of its Subsidiaries is a party to any transaction or contract with any director or executive officer of Community or any of its Subsidiaries.

Section 3.17 Evidences of Indebtedness. All evidences of indebtedness and Leases included in the Community Financial Statements are, to the Knowledge of Community and the Bank, the legal, valid and binding obligations of the respective obligors thereof, enforceable in accordance with their respective terms, subject to the Bankruptcy Exception, and no claim of defense as to the enforcement of any evidences of indebtedness and Leases have been asserted in writing against Bank for which there is a reasonable possibility of an adverse determination, and neither Community nor the Bank has any Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of an adverse determination to Bank. The credit files of Community and the Bank contain all material information (excluding general, local or national industry, economic or similar conditions) known to Community that is reasonably required to evaluate in accordance with generally prevailing practices in the banking industry the collectability of the loan portfolio of Community or the Bank (including loans that will be outstanding if any of them advances funds they are obligated to advance). Community and the Bank have disclosed all of the intermediate, substandard, doubtful, loss, nonperforming or problem loans of Community and the Bank on the internal watch list of Community or the Bank, a copy of which as of May 31, 2016, has been provided to EQBK. Neither Community nor the Bank has any Knowledge of, nor has Community or the Bank received notice of, any past or present conditions, events, activities, practices or incidents that may result in a violation of any Environmental Law with respect to any real property securing any indebtedness reflected as an asset of Community. With respect to any loan or other evidence of indebtedness all or a portion of which has been sold to or guaranteed by any Governmental Entity, including the Small Business Administration, each of such loans was made in compliance and conformity with all relevant Laws such that such Governmental Entity’s guaranty of such loan is effective during the term of such loan in all material respects.

Section 3.18 Condition of Assets. All tangible assets used by Community and each of its Subsidiaries are in good operating condition, ordinary wear and tear excepted, and conform with all applicable ordinances, regulations, zoning and other Laws, whether federal, state or local. None of Community’s or any of its Subsidiaries’’ premises or equipment is in need of maintenance or repairs other than ordinary routine maintenance and repairs that are not material in nature or cost.

Section 3.19 Environmental Compliance.

(a) Community and each of its Subsidiaries, operations and Properties are in material compliance with all Environmental Laws. Community has no Knowledge of, nor has Community or any of its Subsidiaries received notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of Community or any of its Subsidiaries with all Environmental Laws.

(b) Community and each of its Subsidiaries have obtained all permits, licenses and authorizations that are required of it under all Environmental Laws, all such permits are in full force and effect, there exists no basis for revocation or suspension of the permits, and the permits will not be affected by the transactions contemplated herein.

(c) Except as set forth on Confidential Schedule 3.19(c), no Hazardous Materials exist on, about or within any of the Properties, nor to the Knowledge of Community has any Hazardous Materials previously existed on, under, about or within or have been used, generated, stored, or transported from any of the Properties, except in normal quantities used in the normal course of business as office or cleaning supplies without release to the environment. The use that Community and each of its Subsidiaries makes and intends to make of the Properties will not result in the use, generation, storage, transportation or accumulation of any Hazardous Material on, in or from any of the Properties, except in normal quantities used in the normal course of business as office or cleaning supplies without release to the environment.

(d) There is no action, suit, proceeding, investigation, or inquiry by any Governmental Entity pending or to Community’s Knowledge threatened against Community, any of its Subsidiaries or, to Community’s Knowledge, pending or threatened against any other Person in connection with any Property, arising in any way under any Environmental Law. Neither Community nor any of its Subsidiaries have any liability for remedial action under any Environmental Law. Neither Community nor any of its Subsidiaries has received any request for information by any Governmental Entity with respect to the condition, use or operation of any of the Properties nor has Community or any of its Subsidiaries received any notice of any kind from any Governmental Entity or other Person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law.

(e) No Hazardous Materials have been disposed of on, or released to, or from, any of the Properties, and no Hazardous Materials are present in or on the soil, sediments, surface water or ground water on, under, or migrating from any of the Properties in concentrations that would give rise to an obligation to conduct a remedial action pursuant to Environmental Laws.

(f) Except as listed on Confidential Schedule 3.19, none of the following exists at any property or facility owned or operated by Community or any of its Subsidiaries: (i) under or above-ground storage tanks, (ii) asbestos containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls or urea formaldehyde, or (iv) landfills, surface impoundments, or disposal areas.

(g) None of the properties currently owned or operated by Community or any of its Subsidiaries is encumbered by a Lien arising or imposed under any Environmental Law.

(h) The transactions contemplated by this Agreement will not result in any liabilities for site investigation or cleanup, or require the consent of any Person, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental Laws.

(i) Neither Community nor any of its Subsidiaries, either expressly or by operation of law, assumed or undertaken any obligation, including any obligation for remedial action, of any other Person under any Environmental Law.

(j) Community has provided EQBK with copies of reports in its possession discussing the environmental condition of any Property and any violations of Environmental Law relating to any Property.

(k) Notwithstanding any other representation or warranty contained in Article III, unless the term “Environmental Law” is expressly used in the statement, Section 3.19 contains the only representations and warranties by Community or any of its Subsidiaries that shall be deemed to apply to or arise out of or in any way relate to Environmental Law and shall control.

Section 3.20 Regulatory Compliance. All reports, records, registrations, statements, notices and other documents or information required to be filed by Community and any of its Subsidiaries with any Regulatory Agency, including, but not limited to, the Federal Reserve, FDIC and the Arkansas State Bank Department, have been duly and timely filed and all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects. Except as set forth on Confidential Schedule 3.20, (a) none of Community or any of its Subsidiaries is or has been within the last five (5) years subject to any commitment letter, memorandum of understanding, cease and desist order, written agreement or other formal or informal administrative action with any such regulatory bodies, and Community and each of its Subsidiaries are in full compliance with the requirements of any such commitment letter, memorandum of understanding, cease and desist order, written agreement or other formal or informal administrative action, and (b) there are no actions or proceedings pending or threatened against Community or any of its Subsidiaries by or prior to any such regulatory bodies or any other nation, state or subdivision thereof, or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government. Except for normal examinations conducted by bank regulatory agencies in the ordinary course of business, no Regulatory Agency has initiated any proceeding or, to Community’s Knowledge, investigation into the business or operations of Community or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Community or the Bank. Community is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). The Bank is an “eligible depository institution” (as that term is defined in 12 C.F.R. § 303.2(r)).

Section 3.21 Absence of Certain Business Practices. Neither Community nor any of its Subsidiaries or any officer, employee or agent of Community or any of its Subsidiaries, or any other Person acting on their behalf, has, directly or indirectly, within the past ten (10) years, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of Community or any of its Subsidiaries (or assist Community or any of its Subsidiaries in connection with any actual or proposed transaction) that (a) might subject Community or any of its Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (b) if not given in the past, might have resulted in a Material Adverse Change, or (c) if not continued in the future might result in a Material Adverse Change or might subject Community or any of its Subsidiaries to suit or penalty in any private or governmental litigation or proceeding.

Section 3.22 Books and Records. The minute books, stock certificate books and stock transfer ledgers of Community and each of its Subsidiaries (a) have been kept accurately in the ordinary course of business, (b) are complete and correct in all material respects, (c) the transactions entered therein represent bona fide transactions, and (d) do not fail to reflect transactions involving the business of Community or any of its Subsidiaries that properly should have been set forth therein and that have not been accurately so set forth.

Section 3.23 Forms of Instruments, Etc. Community has made, and will make, available to EQBK copies of all standard forms of notes, mortgages, deeds of trust and other routine documents of a like nature used on a regular and recurring basis by Community and its Subsidiaries in the ordinary course of its business.

Section 3.24 Fiduciary Responsibilities. Community and each of its Subsidiaries have performed in all material respects all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner that complies in all material respects with all applicable Laws, regulations, orders, agreements, instruments and common law standards.

Section 3.25 Guaranties. Except as set forth on Confidential Schedule 3.25, according to prudent business practices and in compliance with applicable Law, neither Community nor any of its Subsidiaries have guaranteed the obligations or liabilities of any other Person.

Section 3.26 Voting Trust, Voting Agreements or Stockholders’ Agreements. Except for the Voting Agreements, there is no existing voting trust, voting agreement, stockholders’ agreement or similar arrangement relating to a right of first refusal with respect to the purchase, sale or voting of any shares of Community Stock.

Section 3.27 Employee Relationships. Community and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to its relationships with their employees, and Community believes that the relationships between Community’s and each of its Subsidiaries’ employees are good. To the Knowledge of Community, no executive officer or manager of any of the operations of Community or any of its Subsidiaries or of any group of employees of Community or any of its Subsidiaries have any present plans to terminate their employment with Community or any of its Subsidiaries. Except as set forth on Confidential Schedule 3.27, Community is not a party to any oral or written contracts or agreements granting benefits or rights to employees or any collective bargaining agreement or to any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any federal, state or local agency that requires equal employment opportunities or affirmative action in employment. There are no unfair labor practice complaints pending against Community or any of its Subsidiaries prior to the National Labor Relations Board and no similar claims pending prior to any similar state or local or foreign agency. There is no activity or proceeding of any labor organization (or representative thereof) or employee group to organize any employees of Community or any of its Subsidiaries, nor of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any such employees. Community and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and neither Community nor any of its Subsidiaries is engaged in any unfair labor practice.

Section 3.28 Employee Benefit Plans.

(a) Set forth on Confidential Schedule 3.28(a) is a complete and correct list of all “employee benefit plans” (as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), all multiple employer and “multiemployer plans” (as defined in the Code or ERISA), all specified fringe benefit plans as defined in Code § 6039D, and all other bonus, incentive, compensation, deferred compensation, profit sharing, stock option, phantom stock, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan or any other similar plan, agreement, policy or understanding (written or oral, qualified or nonqualified, currently effective or terminated), and any trust, escrow or other agreement related thereto, which (i) are sponsored, maintained, or contributed to, by Community and any of its Subsidiaries, or with respect to which Community or any of its Subsidiaries has or could reasonably be expected to have any liability thereunder, and (ii) provide benefits, or describe policies or procedures applicable to, or for the welfare of, any current of former officer, director, independent contractor, employee, or service provider of Community or any of its Subsidiaries, or the dependents or spouses of any such person, regardless of whether funded (the “Employee Plans”). Except as set forth on Confidential Schedule 3.28(a), true, accurate and complete copies of the documents comprising each Employee Plan, or, in the case of each unwritten Employee Plan, a written description thereof, including, to the extent applicable, each award agreement, trust, funding arrangements (including all annuity contracts, insurance contracts, and other funding instruments), the most current determination letter issued by the Internal Revenue Service, and Form 5500 Annual Reports (including all schedules and attachments) for the three most recent plan years have been delivered to EQBK and are included and specifically identified in Confidential Schedule 3.28(a). No unwritten amendment exists with respect to any written Employee Plan.

(b) Except as set forth on Confidential Schedule 3.28(b) no Employee Plan is a defined benefit plan within the meaning of ERISA §3(35) or is otherwise subject to ERISA Title IV, and neither Community nor any of its Subsidiaries has ever sponsored or otherwise maintained such a plan.

(c) Except as set forth on Confidential Schedule 3.28(c), to Community’s Knowledge, there have been no prohibited transactions (as defined in Code §4975(c)(1)), breaches of fiduciary duty or any other breaches or violations of any Law applicable to the Employee Plans that would directly or indirectly subject Community, any of its Subsidiaries or any Employee Plan to any taxes, penalties, or other liabilities (including any liability arising from any indemnification agreement or policy), except to the extent that Community, any of its Subsidiaries or any Employee Plan sponsored by Community or any of its Subsidiaries is involved in such transaction or breach. Each Employee Plan that is intended to be qualified under Code §401(a) has a current favorable determination or opinion letter and has no obligation to adopt any amendments for which the remedial amendment period under Code §401(b) has expired and Community is not aware of any circumstances likely to result in revocation of any such favorable determination or opinion letter. Each such Employee Plan is so qualified and has been operated in material compliance with applicable Law and its terms, any related trust is exempt from federal income tax under Code §501(a) and no event has occurred that will or reasonably could result in the loss of such tax exemption or to liability for any tax under Code §511. There are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to Community’s Knowledge, none are threatened, except to the extent that Community, any of its Subsidiaries, or any Employee Plan sponsored by Community or any of its Subsidiaries is involved in such transaction. No written or oral representations have been made by or on behalf of Community or any of its Subsidiaries to any employee or former employee of Community or any of its Subsidiaries promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage or any other welfare benefit (as defined in ERISA §3(1)) for any period of time beyond the end of the current plan year (except to the extent of coverage required under Code §4980B). Except as identified on Confidential Schedule 3.28(c), the completion of the transactions contemplated by this Agreement will not cause a termination or partial termination, or otherwise accelerate the time of payment, exercise, or vesting, or increase the amount of compensation due to any current or former employee, officer or director of Community or any of its Subsidiaries except as expressly contemplated by this Agreement. Except as identified on Confidential Schedule 3.28(c), there are no surrender charges, penalties, or other costs or fees that would be imposed by any person against Community or any of its Subsidiaries, an Employee Plan, or any other person, including an Employee Plan participant or beneficiary, as a result of the hypothetical liquidation as of the Closing Date of any insurance, annuity, or investment contracts or any other similar investment held by any Employee Plan.

(d) The execution, delivery and performance by Community of its obligations under the transactions contemplated by this Agreement and/or the approval of Community’s stockholders of the Merger (whether alone or in connection with any subsequent event(s)), will not result in any payments or benefits which would not be deductible pursuant to Code §280G.

(e) All contributions to any Employee Plan (including, without limitation, all employer contributions, employee salary reduction contributions and all premiums or other payments (other than claims)) that are due and payable by Community or any of its Subsidiaries on or before the Closing Date have been timely paid (including permissible extensions) to or made with respect to each Employee Plan and, to the extent not presently payable, appropriate reserves have been established for the payment and properly accrued in accordance with GAAP.

(f) No participant or beneficiary of a participant has been denied any benefit due or to become due under any Employee Plan. To Community’s Knowledge, no person has been misled as to his or her rights under any Employee Plan. All obligations required to be performed by Community and any of its Subsidiaries under any Employee Plan have been performed in all material respects and neither Community nor any of its Subsidiaries is in default under or in violation of any provision of any Employee Plan in any material respect. To Community’s Knowledge, no event has occurred that would constitute grounds for an enforcement action by any party against Community, any of its Subsidiaries or any fiduciary of any Employee Plan under part 5 of Title I of ERISA under any Employee Plan.

(g) With respect to each “employee benefit plan” (as defined in ERISA) maintained or contributed to or required to be contributed to, currently or within the last six years, by any corporation or trade or business, the employees of which, together with the employees of Community and each of its Subsidiaries, are required to be treated as employed by a single employer under any of the rules contained in ERISA or Code §414 (the “Controlled Group Plans”):

(i) All Controlled Group Plans that are “group health plans” (as defined in Code §5000(b)(1) and ERISA §733(a)) have been operated in a manner so as to not subject Community or any of its Subsidiaries to any liability under Code §4980B or §4980D;

(ii) Except as set forth on Confidential Schedule 3.28(f), there is no Controlled Group Plan that is a “multiple employer plan” or “multiemployer plan” (as either such term is defined in ERISA), nor has there been any such plan under which Community or any of its Subsidiaries had any liability in the last 5 years (or would have had liability if notice had been given); and

(iii) Except as set forth on Confidential Schedule 3.27) or Confidential Schedule 3.28(f), each Employee Plan that provides for health, dental, vision, life, disability or similar coverage is covered by one or more third-party insurance policies and neither Community nor any of its Subsidiaries is liable for self-insuring any such claims.

Each such Controlled Group Plan is included in the listing of Employee Plans on Confidential Schedule 3.28(a).

(h) Except as set forth on Confidential Schedule 3.28(h), all Employee Plan documents, annual reports or returns, audited, compiled or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Employee Plans are correct, complete, and current in all material respects, have been timely filed (including permissible extensions) or distributed to the extent required by Law.

(i) Except as set forth on Confidential Schedule 3.28(i), no Employee Plan holds any stock or other securities of Community or any of its Subsidiaries or provides the opportunity for the grant, purchase or contribution of any such security.

(j) Except as provided in Confidential Schedule 3.28(j), Community or any of its Subsidiaries may, at any time amend or terminate any Employee Plan that it sponsors or maintains and may withdraw from any Employee Plan to which it contributes (but does not sponsor or maintain), without obtaining the consent of any third party, other than an insurance company in the case of any benefit underwritten by an insurance company, and without incurring liability except for unpaid premiums or contributions due for the pay period that includes the effective date of such amendment, withdrawal or termination and for customary termination expenses.

(k) Except as provided in Confidential Schedule 3.28(k), each Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Code §409A(d)(1) (a “Nonqualified Deferred Compensation Plan”) subject to Code §409A has (i) been maintained and operated since January 1, 2005 (or, if later, from its inception) in good faith compliance with Code §409A of the Code and all applicable IRS regulations promulgated thereunder and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, or has been amended in a manner that conforms with the requirements of Code §409A, and (ii) since January 1, 2011, been materially in documentary and operational compliance with Code §409A and all applicable IRS guidance promulgated thereunder. Except as provided in Confidential Schedule 3.28(k), no additional tax under Code §409A(a)(1)(B) has been or is reasonably expected to be incurred by a participant in any such Employee Plan or other contract, plan, program, agreement, or arrangement. Neither Community nor any of its Subsidiaries is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Code §409A(a)(1)(B). No currently outstanding stock option or other right to acquire Community Stock or other equity security of Community or any of its any of its Subsidiaries under any Employee Plan, or the payment of cash based on the value thereof, (A) has, as to any employee of Community or any of its Subsidiaries, an exercise price that was less than the fair market value of the underlying equity security as of the date such stock option or right was granted, as determined by Community in good faith and in compliance with the relevant IRS guidance in effect on the date of grant (including, IRS Notice 2005-1 and § 1.409A-1 (b)(5)(iv) of the Treasury regulations), (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right, or (C) has been granted after December 31, 2004, with respect to any class of stock of Community or any of its Subsidiaries that is not “service recipient stock” (within the meaning of applicable regulations under Code §409A).

Section 3.29 Obligations to Employees. All accrued obligations and liabilities of Community, each of its Subsidiaries and all Employee Plans, for payments to trusts (including grantor trusts) or other funds, to any government agency or authority, or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) with respect to any of the matters listed below have been timely paid (including permissible extensions) to the extent required by applicable Law or the terms of such plan, contract program, policy, or other governing instruments: (a) federal, state, and local withholding and employment taxes and unemployment compensation and (b) Employee Plans. To the extent that payment of any obligation or liability under any of the foregoing is not currently required, adequate actuarial accruals and reserves for such payments have been and are being made by Community or its Subsidiaries according to GAAP. All accruals and reserves referred to in this Section are correctly and accurately reflected and accounted for in the Community Financial Statements in accordance with GAAP.

Section 3.30 Interest Rate Risk Management Instruments. Other than loan products that provide for interest rate caps or floors, neither Community nor any of its Subsidiaries has any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of Community or any of its Subsidiaries or for the account of a customer of Community or any of its Subsidiaries.

Section 3.31 Internal Controls. Community and each of its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains adequate internal accounting controls that are designed to provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Community and to maintain accountability for Community’s and its Subsidiaries’ assets; (c) access to Community’s and its Subsidiaries’ assets is permitted only in accordance with management’s authorization; (d) the reporting of Community’s and its Subsidiaries’ assets is compared with existing assets at regular intervals; and (e) extensions of credit and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Except as set forth on Confidential Schedule 3.31, none of Community’s or any of its Subsidiaries’ systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Community, any of its Subsidiaries or their accountants.

Section 3.32 Community Reinvestment Act. The Bank is in compliance with the Community Reinvestment Act (the “CRA”) and all regulations issued thereunder, and Community has supplied EQBK with copies of the Bank’s current CRA Statement, all support papers therefor, all letters and written comments received by it since January 1, 2010, pertaining thereto and any responses by the Bank to those letters and comments. The Bank has a rating of not less than “satisfactory” as of its most recent CRA compliance examination and Community has no Knowledge of any reason why the Bank would not receive a rating of “satisfactory” or better in its next CRA compliance examination or why the FDIC or any other Governmental Entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of the Bank under the CRA.

Section 3.33 Fair Housing Act, Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act and Equal Credit Opportunity Act. The Bank is in material compliance with the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act and the Equal Credit Opportunity Act and all regulations issued thereunder. The Bank has not received any notice of any violation of those acts or any of the regulations issued thereunder, and the Bank has not received any notice of, nor does Community have any Knowledge of, any threatened administrative inquiry, proceeding or investigation with respect to the Bank’s non-compliance with such acts.

Section 3.34 Usury Laws and Other Consumer Compliance Laws. All loans of the Bank have been made in accordance with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including without limitation, the Arkansas usury statutes as they are currently interpreted, Regulation Z issued by the Federal Reserve, the Federal Consumer Credit Protection Act and all statutes and regulations governing the operation of banks chartered under the Laws of the State of Arkansas. Each loan on the books of the Bank was made in the ordinary course of business.

Section 3.35 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Community and the Bank are in compliance with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations issued thereunder, and the Bank has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, the Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. The Bank has timely filed all Suspicious Activity Reports with the Financial Institutions - Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it under the Laws referenced in this Section.

Section 3.36 Unfair, Deceptive or Abusive Acts or Practices. Neither Community nor any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices, as such terms are defined under §1031 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). There are no allegations, claims or disputes to which Community or any of its Subsidiaries is a party that allege, or to the Knowledge of Community, no Person has threatened to allege, that Community or any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices.

Section 3.37 Securities Not Publicly Traded. No security or interest in Community or any of its Subsidiaries is, or has been, publicly traded, quoted or traded on any security exchange, over-the-counter market or any interdealer quotation system including, without limitation, the New York Stock Exchange, Inc., The NASDAQ Stock Market LLC, the American Stock Exchange, Inc. or the Over-the-Counter Bulletin Board. Neither Community nor any of its Subsidiaries has ever filed a registration statement with the Securities and Exchange Commission (“SEC”) under the Securities Act or been required to file, or has voluntarily filed, periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Neither Community nor any of its Subsidiaries has obtained a CUSIP number for any of its securities. The consummation of the transactions contemplated hereby will not require any notification or filing pursuant to Rule 10b-17 promulgated by the SEC or Rule 6490 promulgated by the Financial Industry Regulatory Authority.

Section 3.38 Joint Proxy Statement/Prospectus. None of the information supplied or to be supplied by Community or any of its Subsidiaries or any of its directors, officers, employees or agents for inclusion in the Joint Proxy Statement/Prospectus shall, at the date the Joint Proxy Statement/Prospectus is mailed to the stockholders of Community and, as the Joint Proxy Statement/Prospectus may be amended or supplemented, at the time of the Community Stockholders’ Meeting or the EQBK Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to Community or any of its Subsidiaries necessary in order to make the statements therein with respect to Community and any of its Subsidiaries, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for either stockholders’ meeting. All documents that Community is responsible for filing with any Regulatory Agency in connection with the Merger shall comply with respect to Community and each of its Subsidiaries with the provisions of applicable Law.

Section 3.39 Agreements Between Community and its Subsidiaries; Claims. Except as set forth on Confidential Schedule 3.39, there are no written or oral agreements or understandings between Community and any of its Subsidiaries. All past courses of dealings between Community and each of its Subsidiaries have been conducted in the ordinary course of business, on arms-length terms consistent with applicable Law and prudent business practices. Community has no Knowledge of any Claims that Community has against any of its Subsidiaries or of any facts or circumstances that would give rise to any such Claim.

Section 3.40 Representations Not Misleading. No representation or warranty by Community contained in this Agreement, nor any written statement, exhibit or schedule furnished to EQBK by Community under and pursuant to, or in anticipation of this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties would continue to be true and correct following disclosure to any Governmental Entity having jurisdiction over Community or its properties of the facts and circumstances upon which they were based.

Section 3.41 State Takeover Laws. The Community Board has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any applicable provisions of the takeover Laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law.

Section 3.42 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Community Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Stephens Inc., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Community Stock. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

Section 3.43 No Other Representations or Warranties. Except as expressly set forth in this Agreement, none of Community, its Subsidiaries or any other Person is making or has made, and none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, at Law, in equity or otherwise, with respect to Community or any of its Subsidiaries or otherwise, and whether express or implied, at Law, in equity or otherwise, in respect of this Agreement or the transactions contemplated thereby, or in respect of any other matter whatsoever.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EQBK

Except as disclosed in the disclosure schedules delivered by EQBK to Community prior to the execution hereof (the “EQBK Disclosure Schedules”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the EQBK Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by EQBK that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Change, and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, EQBK hereby represents and warrants to Community as follows:

Section 4.01 Organization and Qualification.

(a) EQBK is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Kansas and is a bank holding company registered under the BHCA. EQBK has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of EQBK, as amended to date, certified by the Secretary of EQBK, have been made available to Community.

(b) Equity Bank is a Kansas state bank, duly organized and validly existing under the Laws of the State of Kansas and in good standing under all Laws of the State of Kansas. Equity Bank has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the articles of incorporation and bylaws of Equity Bank, as amended to date, certified by the Secretary or Cashier of Equity Bank have been made available to Community. Equity Bank is an insured bank as defined in the FDIA.

Section 4.02 Authority; Execution and Delivery. EQBK has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the EQBK Board. The EQBK Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of EQBK and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to EQBK’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. EQBK has taken all action necessary to authorize the execution, delivery and (provided the required regulatory and stockholder approvals are obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by EQBK, and each constitutes the legal, valid and binding obligation of EQBK, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 4.03 Capitalization.

(a) The entire authorized capital stock of EQBK consists solely of (i) 45,000,000 shares of EQBK Class A Stock, of which 7,321,984 shares are issued and outstanding, as of July 11, 2016, (ii) 5,000,000 shares of EQBK Class B Stock, of which 897,431 shares are issued and outstanding, as of July 11, 2016, and (iii) 10,000,000 shares of EQBK preferred stock, none of which are issued and outstanding.

(b) At the Effective Time, the shares of EQBK Class A Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable, will not be issued in violation of any preemptive rights or any applicable federal or state securities Laws, and will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any stockholder of Community who may be deemed to be an “affiliate” (under the Exchange Act) of EQBK after completion of the Merger.

Section 4.04 SEC Filings; Financial Statements.

(a) EQBK has filed and made available to Community all forms, reports, and documents required to be filed by EQBK with the SEC in connection with or since its initial public offering (collectively, the “EQBK SEC Reports”). The EQBK SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such EQBK SEC Reports or necessary in order to make the statements in such EQBK SEC Reports, in light of the circumstances under which they were made, not misleading. Except for any Subsidiaries of EQBK that are registered as a broker, dealer or investment advisor or filings required due to fiduciary holdings of such Subsidiaries of EQBK, no Subsidiary of EQBK is required to file any forms, reports or other documents with the SEC.

(b) The financial statements of EQBK contained in the EQBK SEC Reports, including any EQBK SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of EQBK and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(c) EQBK’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all material information (both financial and non-financial) required to be disclosed by EQBK in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to EQBK’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of EQBK required under the Exchange Act with respect to such reports. EQBK has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to EQBK’s auditors and the audit committee of the board of directors of EQBK (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect EQBK’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in EQBK’s internal controls over financial reporting.

(d) Each of the principal executive officer and the principal financial officer of EQBK (or each former principal executive officer and each former principal financial officer of EQBK, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the SOA with respect to the EQBK SEC Reports, and the statements contained in such certifications are true and accurate in all material respects. Neither EQBK nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the SOA) any “extensions of credit” (within the meaning of Section 402 of the SOA) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of EQBK or any of its Subsidiaries. EQBK is otherwise in compliance with all applicable provisions of the SOA, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Change.

(e) The books and records kept by EQBK and its Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance with applicable Law and accounting requirements. The financial statements of EQBK included in the EQBK SEC Reports have been prepared from, and are in accordance with, the books and records of EQBK and its Subsidiaries.

(f) Neither EQBK nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among EQBK and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, EQBK or any of its Subsidiaries in EQBK’s or such Subsidiary’s financial statements.

Section 4.05 Compliance with Laws, Permits and Instruments.

(a) Except as set forth on Confidential Schedule 4.05 or in the EQBK SEC Reports, each of EQBK and Equity Bank holds all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of its business and is not in violation of any applicable Law or Order of any Governmental Entity, which is reasonably likely to result in a Material Adverse Change as to EQBK, individually or in the aggregate, or to the Knowledge of EQBK is reasonably likely to materially and adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement.

(b) Except as set forth on Confidential Schedule 4.05 or in the EQBK SEC Reports, each of EQBK and Equity Bank has in all material respects performed and abided by all obligations required to be performed by it to the date hereof, and has complied with, and is in compliance with, and is not in default (or with the giving of notice or the passage of time shall be in default) under, or in violation of, (i) any provision of the articles of incorporation or bylaws of EQBK or Equity Bank or other governing documents of EQBK or Equity Bank, as applicable (collectively, the “EQBK Constituent Documents”), (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to EQBK or any Subsidiary of EQBK, or their respective assets, operations, properties or businesses now conducted or heretofore conducted or (iii) any permit, concession, grant, franchise, license, authorization, judgment, writ, injunction, order, decree or award of any Governmental Entity applicable in any material respect to EQBK or any Subsidiary of EQBK or their respective assets, operations, properties or businesses now conducted or heretofore conducted.

(c) Except as set forth on Confidential Schedule 4.05 or in the EQBK SEC Reports, the execution, delivery and (provided the required regulatory and stockholder approvals are obtained) performance of this Agreement and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict with, or result, by itself or with the giving of notice or the passage of time, in any violation of or default or loss of a benefit under, (i) the EQBK Constituent Documents, (ii) any material mortgage, indenture, lease, contract, agreement or other instrument applicable to EQBK or any Subsidiary of EQBK, or their respective assets, operations, properties or businesses or (iii) any material permit, concession, grant, franchise, license, authorization, judgment, writ, injunction, order, decree, statute, Law, ordinance, rule or regulation applicable to EQBK or any Subsidiary of EQBK or their respective assets, operations, properties or businesses.

Section 4.06 Undisclosed Liabilities. EQBK has no liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including, without limitation, unfunded obligations under any employee benefit plan maintained by EQBK or liabilities for federal, state or local taxes or assessments) that are not reflected in or disclosed in the EQBK SEC Reports, except (a) those liabilities and expenses incurred in the ordinary course of business and consistent with past business practices since the date of the EQBK SEC Reports or (b) that are not, individually or in the aggregate, material to EQBK.

Section 4.07 Litigation.

(a) Except as set forth on Confidential Schedule 4.07 or in the EQBK SEC Reports, neither EQBK nor Equity Bank is a party to any, and there are no pending or, to the Knowledge of EQBK, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against EQBK or Equity Bank which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to EQBK or Equity Bank, nor, to the Knowledge of EQBK, is there any basis for any proceeding, claim or any action against EQBK or Equity Bank that would be reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to EQBK or Equity Bank. There is no Order imposed upon EQBK or Equity Bank or the assets or property of EQBK or Equity Bank that has resulted in, or is reasonably likely to result in, a Material Adverse Change as to EQBK or Equity Bank.

(b) No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, to the best Knowledge of EQBK, threatened against EQBK or Equity Bank that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by EQBK pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 4.08 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve under the BHCA and approval of such applications, filings and notices, (c) the filings of applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings and notices, (d) the filing of applications, filings and notices, as applicable, with the OSBC in connection with the Bank Merger, and approval of such applications, filings and notices, (e) the filing with the SEC of (i) any filings under applicable requirements of the Exchange Act, including the filing of the Joint Proxy Statement/Prospectus and (ii) the Form S-4 and declaration of effectiveness of the Form S-4, (f) the filing of the certificates of merger with the Kansas Secretary of State pursuant to the requirements of the KGCC and the Arkansas Secretary of State pursuant to the requirements of the ABCA, and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of shares of EQBK Class A Stock pursuant to this Agreement and the approval of the listing of such EQBK Class A Stock on the NASDAQ, no consents, Orders or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by EQBK of this Agreement or (B) the consummation by EQBK of the transactions contemplated by this Agreement. As of the date of this Agreement, EQBK knows of no reason why all regulatory approvals from any Governmental Entity or Regulatory Agency required for the consummation of the transactions contemplated hereby should not be obtained on a timely basis and EQBK has no Knowledge of any fact or circumstance that would materially delay receipt of any such required regulatory approval.

Section 4.09 Regulatory Compliance.

(a) Except as set forth on Confidential Schedule 4.09 or in the EQBK SEC Reports, EQBK is not subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of a supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business. Except as set forth on Confidential Schedule 4.09 or in the EQBK SEC Reports, there is no unresolved violation, criticism or exception by any Regulatory Agency or other Governmental Entity with respect to any report or statement relating to any examinations of EQBK or Equity Bank. EQBK is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). Equity Bank is an “eligible bank” (as that term is defined in 12 C.F.R. § 303.2(r). Notwithstanding the foregoing, neither party shall be required to take any action under this Agreement that would cause such party to violate 12 C.F.R. §309.6.

(b) All material reports, records, registrations, statements, notices and other documents or information required to be filed by EQBK with any Regulatory Agency, have been duly and timely filed and all information and data contained in such reports, records or other documents are substantially true, accurate, correct and complete.

Section 4.10 Joint Proxy Statement/Prospectus. None of the information supplied or to be supplied by EQBK or any of its directors, officers, employees or agents for inclusion in the Joint Proxy Statement/Prospectus shall, at the date the Joint Proxy Statement/Prospectus is mailed to the stockholders of Community or EQBK and, as the Joint Proxy Statement/Prospectus may be amended or supplemented, at the time of the Community Stockholders’ Meeting or the EQBK Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to EQBK or any Subsidiary of EQBK necessary in order to make the statements therein with respect to EQBK or any Subsidiary of EQBK, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for either stockholders’ meeting. All documents that EQBK is responsible for filing with any Regulatory Agency in connection with the Merger shall comply with respect to EQBK in all material respects with the provisions of applicable Law.

Section 4.11 Absence of Certain Changes. Except as disclosed in the EQBK SEC Reports, (a) EQBK has conducted its business in the ordinary course (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), and (b) no event has occurred or circumstance arisen that, individually or in the aggregate, had or is reasonably likely to have, a Material Adverse Change on EQBK or Equity Bank.

Section 4.12 EQBK Disclosure Controls and Procedures. Except as set forth on Confidential Schedule 4.12 or in the EQBK SEC Reports, none of EQBK’s records, systems, controls, data or information, are recorded, stored, maintained and operated wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of EQBK or its accountants.

Section 4.13 Securities and Exchange Commission Reporting Obligations. Except as set forth on Confidential Schedule 4.13 or in the EQBK SEC Reports, EQBK has timely filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC pursuant to the Exchange Act since the date of its initial public offering. As of their respective dates, each of such reports and statements, (or if amended, as of the date so amended), were true and correct and complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the SEC and such reports did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.14 Representations Not Misleading. No representation or warranty by EQBK contained in this Agreement, nor any written statement, exhibit or schedule furnished to Community by EQBK under and pursuant to, or in anticipation of this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties would continue to be true and correct following disclosure to any Governmental Entity having jurisdiction over EQBK or their properties of the facts and circumstances upon which they were based.

Section 4.15 Opinion of Financial Advisor. Prior to the execution of this Agreement, the EQBK Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Keefe, Bruyette & Woods, Inc. to the effect that as of the date thereof and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration payable pursuant to this Agreement is fair from a financial point of view to EQBK. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

Section 4.16 No Other Representations or Warranties. Except as expressly set forth in this Agreement, none of EQBK, its Subsidiaries or any other Person is making or has made, and none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, at Law, in equity or otherwise, with respect to EQBK or any of its Subsidiaries or otherwise, and whether express or implied, at Law, in equity or otherwise, in respect of this Agreement or the transactions contemplated thereby, or in respect of any other matter whatsoever.

Section 4.17 Taxes. EQBK has no Knowledge of any facts or circumstances that could reasonably prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE V

COVENANTS OF COMMUNITY

Section 5.01 Commercially Reasonable Efforts. Community will use commercially reasonable efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the completion of the transactions contemplated hereby in accordance with this Agreement.

Section 5.02 Community Stockholders’ Meeting. Community, acting through the Community Board, shall, in accordance with applicable Law:

(a) duly call, give notice of, convene and hold the Community Stockholders’ Meeting as soon as practicable after the Registration Statement and the Joint Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC for the purpose of approving and adopting this Agreement, the Merger, and the transactions contemplated hereby;

(b) require no greater than the minimum vote of the capital stock of Community required by applicable Law in order to approve this Agreement, the Merger and the transactions contemplated hereby;

(c) include in the Joint Proxy Statement/Prospectus the recommendation of the Community Board that the stockholders of Community vote in favor of the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby; and

(d) cause the Joint Proxy Statement/Prospectus to be mailed to the stockholders of Community as soon as practicable after the Registration Statement and the Joint Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC, and use its commercially reasonable efforts to obtain the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby by stockholders holding at least the minimum number of shares of Community Stock entitled to vote at the Community Stockholders’ Meeting necessary to approve the foregoing under applicable Law. The letters to stockholders, notices of meeting, joint proxy statement of Community and EQBK and forms of proxy to be distributed to Community’s and EQBK’s stockholders in connection with the Merger and this Agreement shall be in form and substance reasonably satisfactory to EQBK and are collectively referred to herein as the “Joint Proxy Statement/Prospectus”.

Section 5.03 Information Furnished by Community. Community shall promptly following receipt of a written request from EQBK furnish or cause to be furnished to EQBK, all information concerning Community, including but not limited to financial statements, required for inclusion in any statement or application made or filed by EQBK to any governmental body in connection with the transactions contemplated by this Agreement or in connection with any unrelated transactions during the pendency of this Agreement. Community represents and warrants that all information so furnished shall be true and correct in all material respects and shall not omit any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they were made, not misleading. Community shall otherwise fully cooperate with EQBK in the filing of any applications or other documents necessary to consummate the transactions contemplated by this Agreement.

Section 5.04 Required Acts. Between the date of this Agreement and the Closing, Community will, and will cause of each of its Subsidiaries including the Bank to, unless otherwise permitted in writing by EQBK:

(a) operate (including, without limitation, the making of, or agreeing to make, any loans or other extensions of credit) only in the ordinary course of business and consistent with past practices and safe and sound banking principles;

(b) except as required by prudent business practices, use all commercially reasonable efforts to preserve its business organization intact and to retain its present directors, officers, employees, key personnel and customers, depositors and goodwill and to maintain all assets owned, leased or used by it (whether under its control or the control of others), in good operating condition and repair, ordinary wear and tear excepted;

(c) perform all of its obligations under any material contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as Community or any of its Subsidiaries may in good faith reasonably dispute;

(d) use commercially reasonable efforts to maintain in full force and effect all insurance policies now in effect or renewals thereof and give all notices and present all claims under all insurance policies in due and timely fashion;

(e) timely file, subject to extensions, all reports required to be filed with any Governmental Entity and observe and conform, in all material respects, to all applicable Laws, except those being contested in good faith by appropriate proceedings;

(f) timely file, subject to extensions, all Tax Returns required to be filed by it and timely pay all Taxes that become due and payable, except those being contested in good faith by appropriate proceedings;

(g) promptly notify EQBK of any Tax proceeding or claim pending or threatened against or wish respect to Community or any of its Subsidiaries;

(h) withhold from each payment made to each of its employees, independent contractors, creditors and other third parties the amount of all Taxes required to be withheld therefrom and pay the same to the proper Governmental Entity when due;

(i) account for all transactions and prepare all financial statements in accordance with GAAP (unless otherwise instructed by RAP in which instance account for such transaction in accordance with RAP);

(j) promptly classify and charge off loans and make appropriate adjustments to loss reserves in accordance with the instructions to the Call Report and the Uniform Retail Credit Classification and Account Management Policy;

(k) maintain the allowance for loan losses account in an amount adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans and in compliance with applicable regulatory requirements and GAAP;

(l) pay or accrue all costs, expenses and other charges to be incurred in connection with the Merger, including, but not limited to, all legal fees, accounting fees, consulting fees and brokerage fees, prior to the Calculation Date; and

(m) ensure that all accruals for Taxes are accounted for in the ordinary course of business, consistent with past practices and in accordance with GAAP (unless otherwise instructed by RAP in which case such accrual will be accounted for in accordance with RAP).

Section 5.05 Prohibited Acts. Between the date of this Agreement and the Closing, Community will not, and will not permit any of its Subsidiaries including the Bank to, without the prior written consent of EQBK, except as set forth on Confidential Schedule 5.05:

(a) take or fail to take any action that would cause the representations and warranties made in Article III to be inaccurate at the time of the Closing or preclude Community from making such representations and warranties at the time of the Closing;

(b) other than with respect to the distribution of the White River equity interest (or any proceeds from the disposition thereof) or any other asset set forth on Confidential Schedule 5.23 in accordance with the terms of Section 5.23, merge into, consolidate with or sell its assets to any other Person or entity, change Community’s or any of its Subsidiaries’ articles of incorporation or bylaws, increase the number of shares of Community Stock (other than by exercise of a Community Option) or any of its Subsidiaries’ stock outstanding or increase the amount of the Bank’s surplus (as calculated in accordance with the instructions to the Call Report);

(c) except as explicitly permitted hereunder or in accordance with applicable Law or pursuant to a contract existing as of the date of this Agreement, engage in any transaction with any affiliated Person or allow such Persons to acquire any assets from Community or any of its Subsidiaries, except (i) in the form of wages, salaries, fees for services, reimbursement of expenses and benefits already granted or accrued under the Employee Plans currently in effect, or (ii) any deposit (in any amount) made by an officer, director or employee;

(d) other than with respect to the distribution of the White River equity interest (or any proceeds from the disposition thereof) in accordance with the terms of Section 5.23 and one-time payment of a regular annual dividend in February 2017 (to the extent that the Merger has not been completed by February 15, 2017) in an amount not to exceed $600,000 in the aggregate, declare, set aside or pay any dividends or make any other distribution to its stockholders (including any share dividend, dividends in kind or other distribution) whether in cash, shares or other property or purchase, retire or redeem, or obligate itself to purchase, retire or redeem, any of its capital shares or other securities;

(e) discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with past practices and except for liabilities incurred in connection with the transactions contemplated hereby;

(f) issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(g) accelerate the vesting of pension or other benefits in favor of employees of Community or any of its Subsidiaries except according to the Employee Plans or as otherwise contemplated by this Agreement or as required by applicable Law;

(h) acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

(i) mortgage, pledge or subject to Lien any of its property, business or assets, tangible or intangible, except (i) Permitted Encumbrances and (ii) pledges of assets to secure public funds deposits;

(j) sell, transfer, lease to others or otherwise dispose of any of its assets, or cancel or compromise any debt or claim, or waive or release any right or claim of a market value in excess of $1,000; provided, however, that the foregoing shall not restrict Community from disposing of or distributing its interest in White River or the other assets set forth on Confidential Schedule 5.23 in accordance with the provisions of Section 5.23 of this Agreement;

(k) make any change in the rate or timing of payment of compensation, commission, bonus or other direct or indirect remuneration payable, or pay or agree or orally promise to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its stockholders, directors, officers, employees or agents, other than periodic increases in compensation consistent with past practices, and bonuses, commissions, and incentives consistent with past and normal practices to its employees and officers;

(l) enter into any employment or consulting contract (other than as contemplated by the terms of the Employee Plans or this Agreement) or other agreement with any current or proposed director, officer or employee or adopt, amend in any material respect or terminate any pension, employee welfare, retirement, stock purchase, stock option, phantom stock, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement for the benefit of its directors, employees or former employees, except as required by applicable Law or by this Agreement;

(m) make any capital expenditures or capital additions or betterments except for such capital expenditures or capital additions that are set forth in writing in the budget provided to EQBK or that are necessary to prevent substantial deterioration of the condition of a property;

(n) sell or dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(o) make any, or acquiesce with any, change in any (i) credit underwriting standards or practices, including loan loss reserves, (ii) asset liability management techniques, (iii) accounting methods, principles or material practices, except as required by changes in GAAP as concurred in by Community’s independent auditors, or as required by any applicable Regulatory Agency, or (iv) tax election, change in taxable year, accounting methods for Tax purposes, amendment of a Tax Return, restriction on any assessment period relating to Taxes, settlement of any Tax claim or assessment relating to Community or any of its Subsidiaries, “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law), or surrender any claim to a refund;

(p) reduce the amount of the Bank’s allowance for loan losses except through charge offs;

(q) sell (but payment at maturity is not a sale) or purchase any investment securities, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

(r) renewed, extended the maturity of, or altered any of the terms of any loan classified by Community as “intermediate,” “substandard,” and “problem” or other words of similar import; or

(s) enter into any acquisitions or leases of real property, including new leases and lease extensions.

Section 5.06 Access; Pre-Closing Investigation.

(a) Upon reasonable notice and subject to applicable Laws, Community will afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of EQBK full access to the properties, books, contracts and records of Community and each of its Subsidiaries, permit EQBK to make such inspections (including with regard to such properties physical inspection of the surface and subsurface thereof and any structure thereon pursuant to Section 5.12) as EQBK may require and furnish to EQBK during such period all such information concerning Community, each of its Subsidiaries and its affairs as EQBK may reasonably request, in order that EQBK may have full opportunity to make such reasonable investigation as it desires to make of the affairs of Community and each of its Subsidiaries, including access sufficient to verify the value of the assets and the liabilities of Community and each of its Subsidiaries and the satisfaction of the conditions precedent to EQBK’s obligations described in Article VIII of this Agreement. EQBK will use its commercially reasonable efforts not to disrupt the normal business operations of Community or any of its Subsidiaries. Community agrees at any time, and from time to time, to furnish to EQBK as soon as practicable, any additional information that EQBK may reasonably request. Neither Community nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Community’s or any of its Subsidiaries’ customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(b) No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

Section 5.07 Additional Financial Statements. Community will promptly furnish EQBK with true and complete copies of (a) each Call Report prepared after the date of this Agreement as soon as such reports are made available to the FDIC, (b) the compiled consolidated balance sheet of Community as of June 30, 2016, the compiled consolidated statement of income and changes in stockholders’ equity of Community for the six months ended June 30, 2016, and the compiled consolidated statement of cash flows of Community for the six months ended June 30, 2016, as soon as each such compiled financial statement is made available to Community, and (c) unaudited month-end financial statements of Community.

Section 5.08 Untrue Representations. Community will promptly notify EQBK in writing if Community becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule or any other information furnished to EQBK or any representation or warranty made in or pursuant to this Agreement or that results in the failure of Community or any of its Subsidiaries to comply with any covenant, condition or agreement contained in this Agreement in all material respects.

Section 5.09 Litigation and Claims. Community will promptly notify EQBK in writing of any litigation, or of any claim, controversy or contingent liability that might be expected to become the subject of litigation, against Community or any of its Subsidiaries or affecting any of their properties, and Community will promptly notify EQBK of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Knowledge of Community, threatened against Community or any of its Subsidiaries that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Community or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 5.10 Material Adverse Changes. Community will promptly notify EQBK in writing if any change or development has occurred or, to the Knowledge of Community, been threatened (or any development has occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Change on Community or any of its Subsidiaries, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the completion of the transactions contemplated by this Agreement, or (c) would cause the conditions in Article VIII not to be satisfied.

Section 5.11 Consents and Approvals. Community will use its commercially reasonable efforts to obtain at the earliest practicable time all consents and approvals from third parties, including those listed on Confidential Schedule 2.02(i).

Section 5.12 Environmental Investigation.

(a) EQBK and its consultants, agents and representatives will have the right, to the same extent that Community has the right, if any, but not the obligation or responsibility, to inspect any Property, including conducting asbestos surveys and sampling, environmental assessments and investigations, and other environmental surveys and analyses (“Environmental Inspections”) at any time on or prior to the date that is forty-five (45) days after the date of this Agreement, except that Environmental Inspections shall not include destructive testing, or any sampling or investigation that could cause property damage or disturb soil, grading or landscaping (“Destructive Testing”). EQBK will notify Community prior to any physical inspections of the Property, and Community may place reasonable restrictions on the time of such inspections. If, as a result of any such Environmental Inspection, further investigation (“Secondary Investigation”) including, test borings, soil, water and other sampling is deemed desirable by EQBK, EQBK will (i) notify Community of any Property for which it intends to conduct such a Secondary Investigation and the reasons for such Secondary Investigation, and (ii) commence such Secondary Investigation, on or prior to the date that is seventy-five (75) days after the date of this Agreement. EQBK will give reasonable notice to Community of such Secondary Investigations, and Community may place reasonable time and place restrictions on such Secondary Investigations, except that Secondary Investigations which would include Destructive Testing may not be commenced without the prior written consent of Community, which shall not unreasonably withheld, which consent would contemplate reasonable conditions, including but not limited to, requirements that EQBK restore the Property to its original condition, indemnify and defend

Community and its Subsidiaries from any and all claims and damages arising out of or relating to the Destructive Testing, and ensure that EQBK’s consultants and contractors performing the Destructive Testing maintain reasonable and adequate insurance.

(b) Community agrees to make available to EQBK and its consultants, agents and representatives all non-privileged documents and other material relating to environmental conditions of any Property including the results of other Environmental Inspections and surveys. Community also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with EQBK and will be entitled to certify the same in favor of EQBK and its consultants, agents and representatives and make all other data available to EQBK and its consultants, agents and representatives.

Section 5.13 Registration Statement and Joint Proxy Statement/Prospectus.

(a) Community agrees to cooperate and assist EQBK in (i) preparing a Registration Statement on Form S-4 (the “Registration Statement”), relating to the shares of EQBK Stock to be issued as part of the Merger Consideration provided for herein, and the Joint Proxy Statement/Prospectus, and (ii) filing the Registration Statement and the Joint Proxy Statement/Prospectus (forming a part of the Registration Statement) with the SEC, including furnishing to EQBK all information concerning Community and each of its Subsidiaries that EQBK may reasonably request in connection with preparation of such Registration Statement and Joint Proxy Statement/Prospectus. None of the information supplied or to be supplied by Community or any of its directors, officers, employees or agents for inclusion in the Registration Statement or the Joint Proxy Statement/Prospectus shall, at the date the Joint Proxy Statement/Prospectus is mailed to the stockholders of Community and, as the Registration Statement and the Joint Proxy Statement/Prospectus may be amended or supplemented, at the time of the Community Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to Community necessary in order to make the statements therein with respect to Community, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Community Stockholders’ Meeting. All documents that Community is responsible for filing with any Regulatory Agency in connection with the Merger shall comply with respect to Community in all material respects with the provisions of applicable Law.

(b) The Community Board has resolved to recommend to the Community stockholders that they approve this Agreement, the Merger and shall submit to its stockholders this Agreement and any other matters required to be approved by its stockholders in order to carry out the purposes of this Agreement. The Community Board shall (i) include in the Joint Proxy Statement/Prospectus the recommendation of the Community Board that the stockholders of Community vote in favor of this Agreement, the Merger and the transactions contemplated hereby, (ii) use its commercially reasonable efforts to obtain such stockholder approval of this Agreement, the Merger and the transactions contemplated hereby, (iii) perform such other acts as may reasonably be requested by EQBK to ensure that such stockholder approval of this Agreement, the Merger and the transactions contemplated hereby are obtained, and (iv) cause the Joint Proxy Statement/Prospectus to be mailed to the stockholders of Community as soon as practicable after the Registration Statement becomes effective with the SEC.

(c) If Community becomes aware prior to the Effective Time of any information that would cause any of the statements in the Joint Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, Community shall promptly inform EQBK thereof and take the necessary steps to correct the Joint Proxy Statement/Prospectus.

Section 5.14 Benefit Plans.

(a) Community will take, and will cause each of its Subsidiaries to take, all action necessary to terminate any Employee Plan that is a Code section 401(a) qualified retirement plan (each a “Retirement Plan”) and related trust sponsored by Community or any of its Subsidiaries, effective no later than the date immediately before the Closing Date. Community will provide EQBK evidence or such other confirmation from Community which EQBK deems appropriate that (i) each such Retirement Plan has been terminated as set forth in this paragraph pursuant to duly authorized corporate action and (ii) at the request of EQBK, Community has submitted to the IRS an application for determination of the tax-qualified status of any qualified plan relating to its termination. Provided EQBK’s request to file an application for determination is given at least ninety (90) days prior to the Closing, such application will be filed on or before the Closing. Any costs incurred prior to the Closing related to the termination of each Retirement Plan shall be paid (including all related legal, administrative and other costs and expenses unless specifically set forth otherwise in this subsection) solely by Community and reflected in the calculation of Adjusted Equity. Costs related to termination shall not include any market value adjustments, surrender charges or similar costs associated with the termination of any investment contract pursuant to which a Retirement Plan’s assets are invested.

(b) At the direction of EQBK, Community will take, and will cause each of its Subsidiaries to take, all action necessary to terminate any Employee Plan that is an employee welfare benefit plan, as defined in ERISA § 3(1) (“Welfare Plan”), effective not later than immediately before the Closing. Community will provide EQBK evidence or such other confirmation from Community which EQBK deems appropriate that each such Welfare Plan has been terminated as set forth in this paragraph pursuant to duly authorized corporate action. Notwithstanding the foregoing, without the consent of EQBK, Community shall not take, or permit any of its Subsidiaries to take, any action to terminate any Welfare Plan that is a group medical plan.

Section 5.15 Termination of Data Processing/Technology Contracts. Community and each of its Subsidiaries will cooperate with EQBK in EQBK’s negotiation in good faith of a reasonable settlement of the termination of Community’s and each of its Subsidiaries’ data processing/technology contracts listed on Confidential Schedule 5.15 and Community and each of its Subsidiaries will take such actions as reasonably requested by EQBK in connection with the termination of such contracts, to ensure that if the Merger occurs, the data processing/technology contracts listed on Confidential Schedule 5.15 will be terminated after the consummation of the Merger on a date to be mutually agreed upon by EQBK and Community; provided, that, all costs, fees, expenses and penalties necessary to be paid by Community or any of its Subsidiaries in connection with the termination of such data processing and technology contracts to which Community is a party shall be accrued or paid by Community or any of its Subsidiaries on or prior to the Calculation Date in accordance with this Section 5.15 and shall be reflected in the calculation of Adjusted Equity. Such notice and actions by Community and each of its Subsidiaries will be in accordance with the terms of such data processing or technology contracts.

Section 5.16 Conforming Accounting Adjustments. Community and each of its Subsidiaries shall, if requested by EQBK, consistent with GAAP, immediately prior to Closing, make such accounting entries as EQBK may reasonably request in order to conform the accounting records of Community and each of its Subsidiaries to the accounting policies and practices of EQBK; provided, however, that no such adjustment shall (a) constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement (except to the extent that a certain representation, warranty, covenant or other provision is breached and thus, requires the adjustment), (b) require any prior filing with any governmental agency or regulatory authority, (c) violate any Law, rule or regulation applicable to Community or any of its Subsidiaries, (d) adversely affect the calculation of Adjusted Equity, or (e) be an acknowledgment by Community (i) of any adverse circumstances for purposes of determining whether the conditions to EQBK’s obligations under this Agreement have been satisfied, (ii) that such adjustment is required for purposes of determining satisfaction of the condition to EQBK’s obligations under this Agreement set forth in Section 8.07 or (iii) that such adjustment has any bearing on the Merger Consideration.

Section 5.17 Regulatory and Other Approvals. Community, at its own expense, will promptly file or cause to be filed applications for all regulatory approvals required to be obtained by Community in connection with this

Agreement and the other agreements contemplated hereby. Community will promptly furnish EQBK with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested. Community will use its commercially reasonable efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time.

Section 5.18 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement, if any, shall be paid by the party liable for such Tax under Law when due, and such party will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, the other party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b) Community shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3.

(c) Community shareholders, Community and EQBK further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

Section 5.19 Disclosure Schedules. At least ten (10) days prior to the Closing, Community agrees to provide EQBK with supplemental disclosure schedules reflecting any material changes thereto between the date of this Agreement and the Closing Date. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 5.20 Transition.

(a) (a) The senior officers of Community and the Bank agree to meet with senior officers of EQBK as reasonably requested by EQBK to review the financial and operational affairs of the Bank, and to the extent permitted by applicable Law, each of Community and the Bank agrees to give due consideration to EQBK’s input on such matters, consistent with this Section 5.20, with the understanding that EQBK shall in no event be permitted to exercise control of Community or the Bank prior to the Effective Time and, except as specifically provided under this Agreement, Community and the Bank shall have no obligation to act in accordance with EQBK’s input. Commencing after the date hereof and to the extent permitted by applicable Law, EQBK, Community and the Bank shall use their commercially reasonable efforts to plan the integration of Community and the Bank with the businesses of EQBK and their respective affiliates to be effective as much as practicable as of the Closing Date; provided, however, that in no event shall EQBK or its affiliates be entitled to control Community or the Bank prior to the Effective Time. Without limiting the generality of the foregoing, from the date hereof through the Effective Time and consistent with the performance of their day-to-day operations and the continuous operation of Community and the Bank in the ordinary course of business, Community’s and the Bank’s employees and officers shall use their commercially reasonable efforts to provide support, including support from Community’s and the Bank’s outside contractors, and to assist EQBK in performing all tasks, including, without limitation, equipment installation, reasonably required to result in a successful integration at the Closing. EQBK shall provide such assistance of its personnel as Community and the Bank shall request to permit Community and the Bank to comply with their obligations under this Section 5.20.

(b) From and after the date hereof, each of Community and the Bank shall use its commercially reasonable efforts, and shall use its commercially reasonable efforts to cause its agents to, permit EQBK to take all reasonable actions that EQBK deems necessary or appropriate, and to cooperate and to use its commercially reasonable efforts to cause its agents to cooperate in the taking of such actions, to enable

EQBK, after the Closing, to satisfy the applicable obligations under §§302, 404 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOA”) and the other requirements of the SOA with respect to Community and the Bank, including establishing and maintaining adequate disclosure controls and procedures and internal controls over financial reporting as such terms are defined in the SOA.

Section 5.21 Execution of Releases. Community shall cause the persons set forth on Confidential Schedule 8.06 to take such action as they are required to, in order to execute the releases as described in Section 8.06.

Section 5.22 No Solicitation.

(a) Subject to the provisions of this Section 5.22, Community will not, and will cause its Subsidiaries not to, and will cause Community’s and its Subsidiaries’ respective officers, directors, employees, Affiliates, agents and representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, any Acquisition Proposal or (ii) except as permitted below, (A) engage in negotiations or discussions with or provide any information or data to, any Person relating to an Acquisition Proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.22(b)). Community shall, and shall cause each of its officers, directors, employees, Affiliates, agents and representatives to, (i) immediately cease any solicitations, discussions or negotiations with any Person (other than EQBK) conducted heretofore with respect to any Acquisition Proposal and promptly request return or destruction of confidential information related thereto, (ii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or any of its officers, directors, employees, Affiliates, agents and representatives is a party and (iii) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal.

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the approval of the Community stockholders, in the event that Community receives a bona fide Acquisition Proposal that is not received in violation of this Section 5.22, Community and its Board may participate in discussions or negotiations with, or furnish any information to, any Person making such Acquisition Proposal and its agents and representatives or potential sources of debt financing that need to be involved in such discussion if Community’s Board determines in good faith, after consultation with its counsel and financial advisor, that such Person is reasonably likely to submit to Community a Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties; provided, however, that, prior to providing any nonpublic information to such Person or participating in discussions or negotiations with such Person, Community shall have entered into a confidentiality agreement with such Person on terms that are substantially similar to the confidentiality provisions of the Confidentiality Agreement and that any nonpublic information concerning Community and its Subsidiaries provided to such Person, to the extent not previously provided to EQBK, is promptly provided to EQBK. In addition, nothing herein shall restrict Community from complying with its disclosure obligations with regard to any Acquisition Proposal under applicable Law.

(c) Community will promptly (and in any event within 48 hours) notify EQBK of the receipt by Community of any Acquisition Proposal, which notice shall include the material terms of and identity of the Person(s) making such Acquisition Proposal. Community will (subject to the fiduciary duties of the board of directors) keep EQBK reasonably informed of the status and material terms and conditions of any such Acquisition Proposal and of any material amendments or proposed material amendments thereto and will promptly notify EQBK of any determination by Community’s Board that such Acquisition Proposal constitutes a Superior Proposal.

(d) Community’s Board may, at any time prior to obtaining the approval of the Community stockholders, (i) approve, endorse or recommend a Superior Proposal or enter into a definitive agreement with respect to a Superior Proposal or (ii) modify or amend in a manner adverse to EQBK or withdraw

Community Recommendation ((i) or (ii) above being referred to as a “Change in Recommendation”), provided that (x) prior to such Change in Recommendation, Community’s Board shall determine, in good faith (after consultation with its counsel), that the failure to take such action would be to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) such Change in Recommendation is in connection with a Superior Proposal or an Intervening Event and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account any action taken by EQBK pursuant to Section 5.22(e).

(e) Notwithstanding anything to the contrary contained in this Agreement, Community may not terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal unless (i) it notifies EQBK in writing of its intention to take such action at least five (5) Business Days prior to taking such action, specifying the material terms of any applicable Superior Proposal, identifying the Person(s) making such Superior Proposal and providing EQBK an unredacted copy of all of the agreements with the party making such Superior Proposal, (ii) EQBK does not make, after being provided with reasonable opportunity to negotiate with Community and its agents and representatives, within such five (5) Business Day period, irrevocable adjustments in the terms and conditions of this Agreement that Community’s Board determines, in good faith after consultation with its counsel and financial advisors, is at least as favorable to Community’s stockholders as such Superior Proposal and (iii) Community is not in material breach of this Section 5.22.

Section 5.23 Disposition of White River and Certain Other Assets. Community shall have arranged for the disposition or distribution of the equity securities of White River and the other assets set forth on Confidential Schedule 5.23 to be effective prior to or concurrently with the Closing of the Merger in accordance with the terms and conditions set forth on Confidential Schedule 5.23.

ARTICLE VI

COVENANTS OF EQBK

Section 6.01 Commercially Reasonable Efforts. EQBK shall use its respective commercially reasonable efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 6.02 Regulatory Filings; Registration Statement.

(a) EQBK, at its own expense, with the cooperation of Community, at its own expense, shall promptly file or cause to be filed within thirty (30) days of the date of this Agreement applications for all regulatory approvals required to be obtained by EQBK or Equity Bank in connection with this Agreement and the transactions contemplated hereby, including but not limited to the necessary applications for the prior approval of the Merger by the Federal Reserve, the FDIC and the OSBC.

(b) EQBK shall reserve and make available for issuance in connection with the Merger, and in accordance with the terms of this Agreement, the shares of EQBK Stock for the Stock Consideration and shall, with the cooperation of Community and the Bank file with the SEC the Registration Statement, which Registration Statement will contain the Joint Proxy Statement/Prospectus, and EQBK shall use its commercially reasonable efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of the mailing thereof to the Community stockholders at the time of the EQBK Stockholders’ Meeting and on the Effective Time, the

Joint Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.

(c) EQBK shall timely file all documents required to obtain all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, shall pay all expenses incident thereto and shall use its commercially reasonable efforts to obtain such permits and approvals on a timely basis.

(d) EQBK shall promptly and properly prepare and file any filings required under the Securities Act or Exchange Act, relating to the Merger and the transactions contemplated herein.

(e) EQBK shall keep Community reasonably informed as to the status of such applications and filings and shall notify it promptly of any developments that reasonably could significantly delay the completion of the Merger.

Section 6.03 EQBK Stockholders’ Meeting. EQBK, acting through the EQBK Board, shall, in accordance with applicable Law:

(a) duly call, give notice of, convene and hold the EQBK Stockholders’ Meeting as soon as practicable after the Registration Statement and the Joint Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC for the purpose of approving and adopting this Agreement, the Merger, and the transactions contemplated hereby;

(b) require no greater than the minimum vote of the capital stock of EQBK required by applicable Law in order to approve this Agreement, the Merger and the transactions contemplated hereby;

(c) include in the Joint Proxy Statement/Prospectus the recommendation of the EQBK Board that the stockholders of EQBK vote in favor of the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby; and

(d) cause the Joint Proxy Statement/Prospectus to be mailed to the stockholders of EQBK as soon as practicable after the Registration Statement and the Joint Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC, and use its commercially reasonable efforts to obtain the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby by stockholders holding at least the minimum number of shares of EQBK Class A Stock entitled to vote at the EQBK Stockholders’ Meeting necessary to approve the foregoing under applicable Law. The letter to stockholders, notice of meeting, Joint Proxy Statement/Prospectus of EQBK and form of proxy to be distributed to stockholders in connection with the Merger and this Agreement shall be in form and substance reasonably satisfactory to Community.

Section 6.04 Untrue Representations. EQBK shall promptly notify Community in writing if EQBK becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule or any other information furnished to Community or any representation or warranty made in or pursuant to this Agreement or that results in the failure of EQBK to comply with any covenant, condition or agreement contained in this Agreement in all material respects.

Section 6.05 Litigation and Claims. EQBK shall promptly notify Community of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Knowledge of EQBK, threatened against EQBK or any Subsidiary of EQBK that questions or might question the validity of this Agreement or the agreements contemplated hereby, or any actions taken or to be taken by EQBK or any Subsidiary of EQBK pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 6.06 Material Adverse Changes. EQBK shall promptly notify Community in writing if any change or development shall have occurred or, to the Knowledge of EQBK, been threatened (or any development shall have occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Change on EQBK, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement or (c) would cause the conditions in Article VII not to be satisfied.

Section 6.07 Consents and Approvals. EQBK will use its commercially reasonable efforts to obtain at the earliest practicable time all consents and approvals from third parties, including those listed on Confidential Schedule 2.03(f).

Section 6.08 Employee Matters.

(a) At the Effective Time, EQBK may, in its sole and absolute discretion, either discontinue the employment of one or more current employees of Community or any of its Subsidiaries (each a “Terminated Employee”), or continue the employment of one or more current employees of Community or any of its Subsidiaries (each a “Continuing Employee”). EQBK shall consult with the Chief Executive Officer of Community with respect to the termination of any such employees in connection with the Closing. Subject to the right of subsequent amendment, modification, replacement or termination in the sole discretion of EQBK, each Continuing Employee shall be entitled, as an employee of EQBK or its Subsidiaries, to participate in the employee benefit plans of EQBK provided to similarly situated employees of EQBK or its Subsidiaries, if such Continuing Employee shall be eligible and, if required by the terms of such plans, selected for participation therein under the terms thereof and makes any required contributions. All such participation shall be subject to such terms of such plans as may be in effect from time to time and this Section 6.08 is not intended to give any Continuing Employee any rights or privileges superior to those of other similarly situated employees of EQBK or its Subsidiaries. The provisions of this Section 6.08 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, EQBK shall, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which a Continuing Employee may participate (excluding any defined benefit pension plan), credit each Continuing Employee with his or her term of service with Community or any of its Subsidiaries.

(b) Terminated Employees and Continuing Employees will be eligible to receive the severance set forth on Confidential Schedule 6.08, subject to the satisfaction of the terms and condition set forth on such schedule.

(c) If Continuing Employees become eligible to participate in a medical, dental or health plan of EQBK upon termination of any such analogous plan of Community or the Bank, EQBK shall use commercially reasonable efforts to cause each such plan of EQBK to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of EQBK, and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such Continuing Employee on or after the Effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time for the plan year in which the Effective Time occurs.

(d) Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of Community or any of its Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Corporation, EQBK, or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Community, EQBK or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Community or any of its Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Employee Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular Employee Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 10.19, nothing in this

Agreement, express or implied, is intended to or shall confer upon any Person, including any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of Community or any of its Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.09 Conduct of Business in the Ordinary Course. Except as specifically provided for in this Agreement, EQBK shall conduct its business in the ordinary course as heretofore conducted. For purposes of this Section 6.09, the ordinary course of business shall consist of the banking and related business as presently conducted by EQBK and its Subsidiaries, and engaging in acquisitions and assisting in the management of its Subsidiaries.

Section 6.10 Access to Properties and Records. To the extent permitted by applicable Law, and solely for the purposes of verifying the representations and warranties of EQBK and preparing for the Merger and the other matters contemplated by this Agreement, EQBK shall, and shall cause each of its Subsidiaries to, upon reasonable notice from Community to EQBK (a) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of Community, who enter into a non-disclosure agreement with EQBK in a form acceptable to EQBK, reasonable access to the properties, books and records of EQBK and its Subsidiaries during normal business hours in order that Community may have the opportunity to make such reasonable investigation of the affairs of EQBK and its Subsidiaries, and (b) furnish Community with such additional financial and operating data and other information as to the business and properties of EQBK as Community shall, from time to time, reasonably request. Community shall use commercially reasonable efforts to minimize any interference with EQBK’s business operations during any such access. Neither EQBK nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of EQBK’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, Order, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

Section 6.11 Nasdaq Listing. EQBK shall file all documents required to be filed to have the shares of EQBK Class A Stock to be issued pursuant to this Agreement included for listing on the Nasdaq Global Select Market and use its commercially reasonable efforts to affect said listing.

Section 6.12 Disclosure Schedules. At least ten (10) days prior to the Closing, EQBK agrees to provide Community with supplemental disclosure schedules reflecting any material changes thereto between the date of this Agreement and the Closing Date. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 6.13 No Control of Community’s Business. Nothing contained in this Agreement gives EQBK or any of their representatives or Affiliates, directly or indirectly, the right to control or direct the operations of Community or the Bank prior to the Effective Time. Prior to the Effective Time, Community shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of Community and the Bank.

Section 6.14 Directors’ and Officers’ Indemnification and Insurance.

(a) By virtue of the occurrence of the Mergers, EQBK shall, from and after the Effective Time, succeed to Community’s obligations with respect to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of Community, respectively, as provided in their articles of incorporation, Bylaws, indemnification agreements or otherwise in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time (collectively, the “Existing Indemnification Obligation”). EQBK hereby guaranties Community’s indemnification obligations.

(b) Except to the extent prohibited by applicable Law, following the Effective Time and for a period of six (6) years thereafter, EQBK shall indemnify, defend, and hold harmless any Person who has rights to indemnification from Community, under the Existing Indemnification Obligation.

(c) Prior to Closing, EQBK and Equity Bank shall obtain, at the expense of EQBK, a six (6) year tail insurance coverage policy relating to the policies of directors’ and officers’ liability insurance currently maintained by Community and the Bank as of the date hereof with respect to claims arising from facts or events that occurred on or prior to the Effective Time (including the transactions contemplated hereby) as currently maintained by Community (“Tail Policy”), on terms no less advantageous than those contained in Community’s existing directors’ and officers’ and company’s liability insurance policy; provided, however, that EQBK shall not be obligated to expend, on an annual basis, an amount in excess of 200% of the current annual premium paid as of the date hereof by Community for such insurance.

(d) If EQBK or Equity Bank or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any Person, then, and in each such case, to the extent necessary, provision shall be made so that the successors and assigns of EQBK or Equity Bank expressly assume the obligations set forth in this Section 6.14.

(e) The provisions of this Section 6.14 are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of Community or the Bank (the “Indemnified Parties”) and his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(f) Any Indemnified Party wishing to claim indemnification under this Section 6.14, upon learning of any Claim, shall promptly notify EQBK in writing thereof. In the event of any such claim for indemnification (whether arising before or after the Effective Time), (i) EQBK shall have the right to assume the defense thereof and EQBK shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if EQBK elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between EQBK and the Indemnified Parties, then the Indemnified Parties may retain counsel satisfactory to them, and EQBK shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties in accordance with its historical business practices; provided that EQBK shall be obligated pursuant to this Section 6.14(f) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in the defense of any such matter; and (iii) EQBK shall not be liable for any settlement effected without its prior written consent; provided that EQBK shall not have any obligation hereunder to any Indemnified Party and such Indemnified Party shall reimburse EQBK for any fees and expenses of such Indemnified Party’s counsel that were paid by EQBK, when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

Section 6.15 Tax Matters.

(a) EQBK shall prepare, or cause to be prepared, and file, or caused to be filed, all Tax Returns for Community that are filed after the Closing and shall pay all Taxes with respect to such Tax Returns.

(b) EQBK and its counsel shall control any audit of Community’s federal or state Tax Returns for any taxable period whether before or after the Closing Date, and EQBK may settle any such audit in any matter that it determines is appropriate and shall pay all amounts due with respect to any such settlement.

(c) EQBK shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3.

(d) Following the Merger, EQBK will not take any action or omit to take any action that would prevent or impede the Merger from qualifying as a reorganization described in Section 368(a) of the Code or satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation Section 1.368-1(d).

Section 6.16 Debt of Community. EQBK and Community shall cooperate to cause the debt of Community described on Confidential Schedule 6.16 to be repaid by EQBK in connection with the Closing, and EQBK shall receive satisfactory evidence of the repayment of such debt and the release of the property serving as collateral therefor.

Section 6.17 Assumption of Community TRUPS. Community and EQBK shall take all actions necessary to effect, immediately prior to and contingent upon the occurrence of the Closing, the assumption by Community TRUPS in accordance with the terms thereof and the documents and agreements related thereto (the “Community TRUPS Assumption”).

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF COMMUNITY

The obligations of Community under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by Community:

Section 7.01 Representations and Warranties. (i) Each of the representations and warranties of the EQBK set forth in Sections 4.01, 4.02, 4.03 (other than inaccuracies that are de minimis in amount and effect) and 4.15 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties of the EQBK set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Change” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (ii), where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Change” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Change with respect to EQBK.

Section 7.02 Performance of Obligations. EQBK has, or has caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by EQBK under this Agreement on or prior to the Closing Date.

Section 7.03 Stockholder Approvals.

(a) Each of this Agreement and the Merger having been approved by the requisite vote of the holders of the outstanding shares of Community Stock as and to the extent required by the ABCA and the Community Constituent Documents (the “Requisite Community Vote”); and

(b) Each of this Agreement and the Merger having been approved by the requisite vote of the holders of the outstanding shares of EQBK Class A Stock as and to the extent required by the KGCC and the EQBK Constituent Documents (the “Requisite EQBK Vote”).

Section 7.04 Government and Other Approvals. Community and EQBK having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on Confidential Schedule 2.03(f) and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state Governmental Entity or by any other third party by formal proceedings.

Section 7.05 No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) impose material limits on the ability of any party to this Agreement to complete the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (c) if the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject Community or any officer, director, stockholder or employee of Community to criminal or civil liability. Further, no action or proceeding prior to any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (c) above.

Section 7.06 Delivery of Closing Documents. Community shall have received all documents required to be received from EQBK on or prior to the Closing Date as set forth in Section 2.03 hereof, all in form and substance reasonably satisfactory to Community.

Section 7.07 No Material Adverse Change. There having been no Material Adverse Change with respect to EQBK since December 31, 2015.

Section 7.08 Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 7.09 Nasdaq Listing. The shares of EQBK Class A Stock to be issued pursuant to this Agreement shall have been approved for listing on the Nasdaq Global Select Market.

Section 7.10 Federal Tax Opinion. Community shall have received an opinion of Bryan Cave LLP, in form and substance reasonably satisfactory to Community, dated as of the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Bryan Cave LLP may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of EQBK and Community.

Section 7.11 Tail Policy. EQBK shall have procured the Tail Policy in accordance with the terms and subject to the conditions of Section 6.14(c).

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EQBK

All obligations of EQBK under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by such parties.

Section 8.01 Representations and Warranties. (i) Each of the representations and warranties of the Community set forth in Sections 3.01, 3.02, 3.03 (other than inaccuracies that are de minimis in amount and effect) and 3.14 and 3.42 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties of the Community set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Change” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (ii), where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Change” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Change with respect to Community.

Section 8.02 Performance of Obligations. Community has, or has caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by Community under this Agreement on or prior to the Closing Date.

Section 8.03 Stockholder Approvals.

(a) Each of this Agreement and the Merger having been approved by the Requisite Community Vote; and

(b) Each of this Agreement and the Merger having been approved by the Requisite EQBK Vote.

Section 8.04 Government and Other Approvals. EQBK having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on Confidential Schedule 2.02(i), and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state Governmental Entity or by any other third party by formal proceedings.

Section 8.05 No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) require the divestiture of a material portion of the assets of EQBK or its Subsidiaries, or (c) impose material limits on the ability of any party to this Agreement to complete the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (d) if the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject EQBK or any officer, director, stockholder or employee of Community to criminal or civil liability. Further, no action or proceeding prior to any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (d) above.

Section 8.06 Releases. EQBK having received from each of the directors of Community an instrument dated as of the Closing Date releasing Community, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such directors (except to certain matters described therein), the form of which is attached as Exhibit “D”. Further, EQBK having received from each of the officers of Community, as listed on Confidential Schedule 8.06, an instrument dated as of the Closing Date releasing Community, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such officers (except as to certain matters described therein), the form of which is attached as Exhibit “E”.

Section 8.07 No Material Adverse Change. There will have been no Material Adverse Change to Community since December 31, 2015.

Section 8.08 Termination of Employee Plans. EQBK having received evidence reasonably satisfactory to EQBK that, as of the Effective Time, all Employee Plans of Community (other than such plans EQBK elects not to terminate) have been terminated in accordance with the terms of such Employee Plans of Community, the Code, ERISA and all other applicable Laws on a basis satisfactory to EQBK in its reasonable discretion and that, to the extent required by the Employee Plans or applicable Law, affected participants have been notified of such terminations and/or integrations.

Section 8.09 Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or proceedings for purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 8.10 Dissenting Stockholders. Not more than 10% of the outstanding shares of Community Stock shall be Dissenting Shares as of the Closing Date.

Section 8.11 Delivery of Closing Documents. EQBK shall have received all documents required to be received from Community on or prior to the Closing Date as set forth in Section 2.02 hereof, all in form and substance reasonably satisfactory to EQBK.

Section 8.12 Minimum Adjusted Equity. Community’s Adjusted Equity shall be equal to or greater than $34,820,793.

Section 8.13 Community Options. Each holder of a Community Option shall have exercised such option prior to the Calculation Date or Community shall have cancelled any Community Option that remains unexercised as of the Calculation Date.

Section 8.14 FIRPTA Certificate. Community shall have delivered to EQBK (i) a notice to the IRS conforming to the requirements of Treasury Regulation Section 1.897-2(h)(2), in form and substance satisfactory to EQBK, dated as of the Closing Date and executed by Community, and (ii) a Statement of Non-U.S. Real Property Holding Corporation Status Pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and Certification of Non-Foreign Status, in form and substance satisfactory to EQBK, dated as of the Closing Date and executed by Community.

Section 8.15 Federal Tax Opinion. EQBK shall have received an opinion of Norton Rose Fulbright US LLP, in form and substance reasonably satisfactory to EQBK, dated as of the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Norton Rose Fulbright US LLP may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of EQBK and Community.

Section 8.16 White River Deregistration. EQBK shall have received documentation reasonably satisfactory to EQBK from the Federal Reserve Bank of St. Louis that Community may deregister as a bank holding company with respect to White River and Signature Bank of Arkansas.

Section 8.17 Debt of Community. Community shall have taken all actions necessary to cause the debt of Community described on Confidential Schedule 6.16 to be repaid prior to or in connection with the Closing, and EQBK shall receive satisfactory evidence that upon repayment of such debt, all Liens associated with such debts shall be removed, released or terminated.

Section 8.18 Community TRUPS Assumption. The Community TRUPS Assumption shall have occurred.

ARTICLE IX

TERMINATION

Section 9.01 Right of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time, notwithstanding the approval thereof by the stockholders of Community or EQBK, prior to the Effective Time as follows, and in no other manner:

(a) by the mutual written consent of EQBK and Community;

(b) by either Community or EQBK (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such parties’ obligations to close specified in Article VII and Article VIII, respectively, hereof have not been met or waived by March 31, 2017; provided, that such date may be extended to such later date as agreed upon by the parties hereto;

(c) by either EQBK or Community if any of the transactions contemplated by this Agreement are disapproved by any Regulatory Agency whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an Order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the Agreement or the transactions contemplated hereby and such disapproval, Order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.01(c) shall have used its commercially reasonable efforts to contest, appeal and remove such order, decree, ruling or other action.

(d) by either EQBK or Community if there has been any Material Adverse Change with respect to the other party;

(e) by EQBK, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of Community or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.01 or Section 8.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(e) shall not be available to EQBK if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If EQBK desires to terminate this Agreement because of an alleged breach or inaccuracy as provided in this Section 9.01(e), then it must notify Community in writing of its intent to terminate stating the reason therefor. Community shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(f) by Community, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of EQBK or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.01 or Section 7.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(f) shall not be available to Community if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If Community desires to terminate this Agreement because of an alleged breach or failure to be true and correct as provided in this Section 9.01(f), then it must notify EQBK in writing of its intent to terminate stating the reason therefor. EQBK shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(g) by EQBK or Community, if this Agreement and the Merger are not approved by the required vote of stockholders of Community or EQBK at the Community Stockholders’ Meeting or the EQBK Stockholders’ Meeting, or, in each case, at any adjournment or postponement thereof; provided, however, that neither Community nor EQBK may terminate this Agreement pursuant to this Section 9.01(g) if such party has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the approval of the Community stockholders at its stockholders’ meeting, or at any adjournment or postponement thereof;

(h) by Community prior to obtaining the approval of the Community stockholders at the Community Stockholders’ Meeting, and subject to the terms and conditions of Section 5.22(e), in order to accept a Superior Proposal;

(i) by EQBK if Community’s Board shall have effected a Change in Recommendation;

(j) by EQBK if Community or the Bank enter into any formal or informal administrative action with a Governmental Entity or any such action is threatened by a Governmental Entity;

(k) by Community if EQBK or Equity Bank enter into any formal or informal administrative action with a Governmental Entity or any such action is threatened by a Governmental Entity; or

(l) by Community, not later than the end of the second Business Day following the Calculation Date, in the event that as of the Calculation Date, both of the following conditions are satisfied:

(i) the EQBK Closing VWAP is less than 80% of the EQBK Starting VWAP; and

(ii) and the quotient of (A) the EQBK Closing VWAP, divided by (B) the EQBK Starting VWAP, is less than the Index Change Ratio.

The calculations pursuant to this Section 9.01(l) shall be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into EQBK Class A Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of EQBK Class A Stock outstanding after the date hereof and prior to the Calculation Date.

For the purposes of this Section 9.01(l), the following terms shall have the meaning set forth below:

“Index Change Ratio” shall mean the number obtained by multiplying (A) the quotient of (i) the 20-day average closing price of the NASDAQ Bank Index (or, if such index is not available, a similar index that may be agreed upon by the parties hereto) over the twenty (20) trading day period beginning on the twenty-first (21st) day prior to the Calculation Date and ending on the day prior to the Calculation Date, divided by (ii) 2,722.83, by (B) 0.80.

Section 9.02 Notice of Termination. The power of termination provided for by Section 9.01 hereof may be exercised only by a notice given in writing, as provided in Section 10.08 of this Agreement.

Section 9.03 Effect of Termination.

(a) If this Agreement is terminated pursuant to the provisions of Section 9.01 hereof, then no party to this Agreement will have any further liability or obligation under this Agreement; provided, however, that:

(i) no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement or actual fraud;

(ii) the provisions of this Section 9.03, and Article X (other than Section 10.06) shall survive any such termination; and

(iii) the Confidentiality Agreement shall survive any such termination in accordance with its terms.

(b) If this Agreement is terminated:

(i) by Community pursuant to Section 9.01(h), then Community shall pay to EQBK, by wire transfer of same day funds, a termination fee equal to $2,500,000 (the “Termination Fee”), concurrently with any termination pursuant to Section 9.01(h);

(ii) by EQBK pursuant to Section 9.01(i), then Community shall pay to EQBK, by wire transfer of same day funds, a termination fee equal to the Termination Fee, within two (2) Business Days of receipt of such written notice of termination from EQBK;

(iii) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of Community, the Community Board or directly to Community’s stockholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Community and the Community Board does not publicly recommend against acceptance of such Acquisition Proposal (via press release or letter to shareholders) and (A) thereafter this Agreement is terminated by either EQBK or Community pursuant to Section 9.01(b) and Community shall have failed to obtain the Requisite Community Vote at the duly convened Community Stockholders’ Meeting of Community or any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken, (B) prior to the date that is twelve (12) months after the date of such termination, Community enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Community shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay EQBK, by wire transfer of same day funds, a termination fee equal to the Termination Fee; provided, that, solely for the purposes of this Section 9.03(b)(iii), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 10.12, except that all references in such definition to 15% shall be changed to 50%.

(c) Each of the parties hereto acknowledges and hereby agrees that the provisions of Section 9.03(b) are an integral part of the transactions contemplated by this Agreement, that such amounts do not constitute a penalty, and that, without such provisions, the parties would not have entered into this Agreement. If Community shall fail to pay in a timely manner any amount due to EQBK pursuant to this Section 9.03, then Community (i) shall pay to EQBK the reasonable costs and expenses of EQBK (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection EQBK’s efforts to obtain payment of any amounts due to EQBK and (ii) shall pay all interest accrued on any amount due to EQBK pursuant to this Section 9.03, which shall accrue at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

(d) The fees described in this Section 9.03 shall be the exclusive remedy for a termination of the Agreement as specified in Section 9.03(b) and shall be in lieu of damages incurred in the event of any such termination of this Agreement.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Nonsurvival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements (other than the Confidentiality Agreement, which shall survive in accordance with its terms) of the parties hereto contained in this Agreement shall terminate at the Closing, other than the covenants that by their terms are to be performed after the Effective Time, including, but not limited to, Sections 6.08 and 6.14, which shall survive the Closing.

Section 10.02 Expenses. Except (i) with respect to costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by EQBK and Community, (ii) as otherwise provided in Section 9.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Section 10.03 Brokerage Fees and Commissions.

(a) Except as set forth on Confidential Schedule 10.03(a), EQBK hereby represents to Community that no agent, representative or broker has represented EQBK in connection with the transactions described in this Agreement. Community will not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of EQBK and EQBK hereby agrees to indemnify and hold Community harmless for any amounts owed to any agent, representative or broker of EQBK.

(b) Except as set forth on Confidential Schedule 10.03(b), Community hereby represents to EQBK that no agent, representative or broker has represented Community in connection with the transactions described in this Agreement. EQBK will not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of Community or any stockholder of Community, and Community hereby agrees to indemnify and hold EQBK harmless for any amounts owed to any agent, representative or broker of Community or any stockholder of Community.

Section 10.04 Entire Agreement. This Agreement, the Voting Agreement, the Director Support Agreements, the EQBK Confidential Schedules, the Community Confidential Schedules, the Confidentiality Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

Section 10.05 Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void.

Section 10.06 Further Cooperation. The parties agree that they will, at any time and from time to time after the Closing, upon request by the other and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances as may be reasonably required in order to complete the transactions contemplated by this Agreement or to carry out and perform any undertaking made by the parties hereunder.

Section 10.07 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws, then the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the illegal, invalid or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 10.08 Notices. Any and all payments (other than payments at the Closing), notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by email, at the respective addresses set forth below and is deemed delivered (a) in the case of personal delivery or email, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with and instructions for overnight delivery. The parties may change their respective addresses by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

If to Community:

Jerry P. Maland

Chairman, President and Chief Executive Officer

Community First Bancshares, Inc.

200 East Ridge Avenue

Harrison, Arkansas 72601

Email: maland@communityfirstbank.com

With a copy (which shall not constitute notice) to:

Dan R. Bowers

Bowers Law Firm

1413 McCoy Drive, Suite A

Harrison, Arkansas 72601

Email: bowers@windstream.net

AND

Jonathan S. Hightower

Bryan Cave LLP

1201 West Peachtree Street, NW, 14th Floor

Atlanta, Georgia 30309

Email: jonathan.hightower@bryancave.com

If to EQBK:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Email: belliott@equitybank.com

With a copy (which shall not constitute notice) to:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Email: mike.keeley@nortonrosefulbright.com

Section 10.09 GOVERNING LAW. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD FOR THE

PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN SEDGWICK COUNTY, KANSAS.

Section 10.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11 Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 10.12 Definitions. For purposes of this Agreement, the following terms have the meanings specified or referred to in this section:

“ABCA” shall have the meaning set forth in Section 1.01.

“Acquisition Proposal” As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of Community and its Subsidiaries or 15% or more of any class of equity or voting securities of Community or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Community, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of Community or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Community, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Community or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Community. Notwithstanding the foregoing, no proposal solely to acquire Community’s equity interest in White River shall be deemed an Acquisition Proposal.

“Adjusted Equity” shall have the meaning set forth in Section 1.06(a)(i).

“Adjusted Cash Amount” shall have the meaning set forth in Section 1.06(a)(ii).

“Affiliate” means any Person that, directly or indirectly, through one or more intermediaries, (a) owns or controls another Person, (b) is owned or controlled by another Person, or (c) is under common control or ownership with another Person, and ownership means the direct or indirect beneficial ownership of more than fifty percent (50%) of the equity securities of a Person, or, in the case of a Person that is not a corporation, more than fifty percent (50%) of the voting and/or equity interest.

“Agreement” shall have the meaning set forth in the preamble.

“Bankruptcy Exception” means, in respect of any agreement, contract, commitment or obligation, any limitation thereon imposed by any bankruptcy, insolvency, fraudulent conveyance, reorganization, receivership, moratorium or similar Law affecting creditors’ rights and remedies generally and, with respect to the enforceability of any agreement, contract, commitment or obligation, by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing, regardless of whether enforcement is sought in a proceeding at Law or in equity.

“Bank” shall have the meaning set forth in the Recitals.

“Bank Merger” shall have the meaning set forth in the Recitals.

“Bank Stock” shall have the meaning set forth in Section 3.03(b).

“BHCA” shall have the meaning set forth in the preamble.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in Wichita, Kansas or Harrison, Arkansas are authorized or required by Law to be closed.

“Calculation Date” shall have the meaning set forth in Section 1.06(a)(iii).

“Call Reports” shall have the meaning set forth in Section 3.05(b).

“Cancelled Shares” shall have the meaning set forth in Section 1.05(d).

“Certificate” shall have the meaning set forth in Section 1.07(c).

“Change in Recommendation” shall have the meaning set forth in Section 5.22(d).

“Closing” shall have the meaning set forth in Section 2.01(a).

“Closing Date” shall have the meaning set forth in Section 2.01(a).

“Code” shall have the meaning set forth in the Recitals.

“Community” shall have the meaning set forth in the preamble.

“Community Board” shall have the meaning set forth in the Recitals.

“Community Constituent Documents” shall have the meaning set forth in Section 3.04(a).

“Community Directors” shall have the meaning set forth in Section 1.12(a).

“Community Equity” shall have the meaning set forth in Section 1.06(a)(i).

“Community Financial Statements” shall have the meaning set forth in Section 3.05(a).

“Community Option” shall have the meaning set forth in Section 1.11.

“Community Merger Costs” shall have the meaning set forth in Section 1.06(a)(iv).

“Community Recommendation” shall have the meaning set forth in Section 3.02.

“Community Stock” shall have the meaning set forth in Section 1.05(b).

“Community Stock Plan” shall have the meaning set forth in Section 1.11.

“Community Stockholders’ Meeting” means the meeting of Community stockholders called pursuant to Section 5.02.

“Community TRUPS” shall have the meaning set forth in Section 3.03(a).

“Community TRUPS Assumption” shall have the meaning set forth in Section 6.17.

“Confidentiality Agreement” means the Confidentiality Agreement, effective as of March 11, 2016, by and between Community and EQBK.

“Continuing Employee” shall have the meaning set forth in Section 6.08(a).

“Controlled Group Plans” shall have the meaning set forth in Section 3.28(f).

“CRA” shall have the meaning set forth in Section 3.32.

“Director Support Agreement” shall have the meaning set forth in the Recitals.

“Dissenting Shares” shall have the meaning set forth in Section 1.10(a).

“Dissenting Stockholder” shall have the meaning set forth in Section 1.10(a).

“Dodd-Frank Act” shall have the meaning set forth in Section 3.36.

“Effective Time” shall have the meaning set forth in Section 2.01(b).

“Employee Plans” shall have the meaning set forth in Section 3.28(a).

“Environmental Inspections” shall have the meaning set forth in Section 5.12(a).

“Environmental Laws” means the common Law and all federal, state, local and foreign Laws or regulations, codes, Orders, decrees, judgments or injunctions issued, promulgated, approved or entered thereunder, now or hereafter in effect, relating to pollution or protection of human health and the environment, including Laws relating to (i) emissions, discharges, releases or threatened releases of Hazardous Materials, into the environment (including ambient air, surface water, ground water, land surface or subsurface strata), (ii) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of Hazardous Materials, (iii) underground and above ground storage tanks, and related piping, and emissions, discharges, releases or threatened releases therefrom, and (iv) the conservation of open space, ecosystems, wetlands or water of the United States or a state, and (v) the preservation of cultural or historic structures or artifacts.

“EQBK” shall have the meaning set forth in the preamble.

“EQBK Board” shall have the meaning set forth in the Recitals.

“EQBK Class A Stock” shall have the meaning set forth in Section 1.05(a).

“EQBK Class B Stock” shall have the meaning set forth in Section 1.05(a).

“EQBK Closing VWAP” means the volume-weighted average price per share of EQBK Class A Stock for a twenty (20) trading day period, starting with the opening of trading on the twenty-first (21st) trading day prior to the Calculation Date to the closing of trading on the day prior to the Calculation Date, rounded to the nearest cent, as reported by Bloomberg Finance L.P.

“EQBK Constituent Documents” shall have the meaning set forth in Section 4.05(b).

“EQBK SEC Reports” shall have the meaning set forth in Section 4.04(a).

“EQBK Starting VWAP” means $21.59.

“EQBK Stockholders’ Meeting” means the meeting of EQBK stockholders called pursuant to Section 6.03.

“Equity Bank” shall have the meaning set forth in the Recitals.

“Equity Adjustment” shall have the meaning set forth in Section 1.06(a)(v).

“ERISA” shall have the meaning set forth in Section 3.28(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.07(a).

“Exchange Fund” shall have the meaning set forth in Section 1.07(b).

“Exchange Ratio” shall have the meaning set forth in Section 1.06(a)(vi).

“Existing Indemnification Obligation” shall have the meaning set forth in Section 6.14(a).

“FDIA” shall have the meaning set forth in Section 2.02(e).

“FDIC” shall have the meaning set forth in Section 2.02(e).

“Federal Reserve” shall mean the Federal Reserve System.

“GAAP” shall have the meaning set forth in Section 3.05(a).

“Governmental Entity” means any court, arbitrator, administrative agency or commission, board, bureau or other governmental or Regulatory Agency or instrumentality.

“Hazardous Material” means any pollutant, contaminant, chemical, or toxic or hazardous substance, constituent, material or waste, or any other chemical, substances, constituent or waste including, among others, asbestos, lead-based paint, urea-formaldehyde, petroleum, crude oil or any fraction thereof or any petroleum product.

“Indemnified Parties” shall have the meaning set forth in Section 6.14(e).

“Index Change Ratio” shall have the meaning set forth in Section 9.01(l).

“Intervening Event” means any material event, change, effect, development or occurrence occurring or arising after the date of this Agreement that, individually or in the aggregate, materially affects the business, financial condition, or results of operations of Community and its Subsidiaries, taken as a whole, that (i) was not known, or reasonably foreseeable, to Community’s Board as of or prior to the date of this Agreement and did not result from a breach of this Agreement by Community and (ii) does not relate to or involve an Acquisition Proposal.

“IRS” shall have the meaning set forth in Section 3.12(m).

“Joint Proxy Statement/Prospectus” means the prospectus related to the issuance of EQBK Class A Stock in connection with the Merger and the proxy statement for each of the EQBK Stockholders’ Meeting and the Community Stockholders’ Meeting, all forming a part of the Registration Statement.

“KGCC” shall have the meaning set forth in Section 1.01.

A person has “Knowledge” of, or acts “Knowingly” with respect to, a particular fact or other matter if any individual who is presently serving as a director or “executive officer” (as such term is defined of 12 C.F.R. Part 215 (Regulation O)) of that person, after reasonable inquiry, is actually aware of such fact or other matter.

“Law” shall mean any federal or state constitution, statute, regulation, rule, or common law applicable to a Person.

“Leases” shall have the meaning set forth in Section 3.11(a)(i).

“Leased Real Property” shall have the meaning set forth in Section 3.09.

“Letter of Transmittal” shall have the meaning set forth in Section 1.07(b).

“Lien(s)” means any mortgage, security interest, pledge, charges, encumbrance or lien (statutory or otherwise).

“Listed Contracts” shall have the meaning set forth in Section 3.11(a).

“Material Adverse Change” means, with respect to any party hereto, any event, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), assets, properties, liabilities (absolute, accrued, contingent or otherwise) or reserves, taken as a whole, or (ii) the ability of such party to consummate the transactions contemplated hereby on a timely basis; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, and no event, circumstance, change or effect resulting from or arising out of any of the following shall constitute, a Material Adverse Change: (i) any changes in Laws or interpretations thereof that are generally applicable to the banking or savings industries; (ii) changes in GAAP or RAP that are generally applicable to the banking or savings industries; (iii) expenses incurred in connection with the transactions contemplated by this Agreement; (iv) changes in global, national or regional political conditions or general economic or market conditions in the United States or the State of Kansas or Arkansas, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry; (v) general changes in the credit markets or general downgrades in the credit markets; (vi) actions or omissions of a party taken as required by this Agreement or with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated by this Agreement; (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (viii) the direct effects of negotiating, entering into and compliance with this Agreement on the operating performance of a party, including the effects on the employees and customers of a party resulting from the public announcement of the Merger; provided, that, with respect to clauses (i) through (vii) such party is not affected to a greater extent than other Persons, bank holding companies or insured depository institutions in the industry in which such party operates.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 1.05(b)(ii).

“Minimum Equity” shall have the meaning set forth in Section 1.06(a)(vii).

“Nonqualified Deferred Compensation Plan” shall have the meaning set forth in Section 3.28(j).

“Order” shall mean any award, decision, decree, injunction, judgment, order, ruling, or verdict entered, issued, made or rendered by any court, administrative agency or any other Governmental Entity.

“OREO Property” shall have the meaning set forth in Section 3.09.

“OSBC” means the Office of the State Bank Commissioner of Kansas.

“Owned Real Property” shall have the meaning set forth in Section 3.09.

“Permitted Encumbrances” shall mean only (i) Liens for taxes not yet due and payable and that do not constitute penalties, (ii) Liens for taxes being contested in good faith by appropriate proceedings, (iii) statutory Liens of landlords, (iv) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent, (v) zoning, building, or other restrictions, variances, covenants, rights of way, rights of subtenants, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Bank, or have a material detrimental effect on the value thereof or its present use.

“Per Share Cash Amount” shall have the meaning set forth in Section 1.06(a)(viii).

“Per Share Merger Consideration” shall have the meaning set forth in Section 1.05(b)(ii).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Property” or “Properties” shall include all real property currently owned or leased by Community, including all Owned Real Property, OREO Property and Leased Real Property, as well as the premises and all improvements and fixtures thereon of Community.

“Proprietary Rights” shall have the meaning set forth in Section 3.15.

“RAP” shall have the meaning set forth in Section 3.05(b).

“Registration Statement” shall have the meaning set forth in Section 5.13(a).

“Regulatory Agency” means (i) any self-regulatory organization, (ii) the Federal Reserve, (iii) the FDIC, (iv) OSBC, (v) the Arkansas State Bank Department, (vi) the SEC, or (vii) any other federal or state governmental or regulatory agency or authority having or claiming jurisdiction over a party to this Agreement or the transactions contemplated hereby.

“Requisite Community Vote” shall have the meaning set forth in Section 7.03(a).

“Requisite EQBK Vote” shall have the meaning set forth in Section 7.03(b).

“Retirement Plan” shall have the meaning set forth in Section 5.14(a).

“SEC” shall have the meaning set forth in Section 3.37.

“Secondary Investigation” shall have the meaning set forth in Section 5.12(a).

“Securities Act” shall mean Securities Act of 1933, as amended.

“Share Adjustment” shall have the meaning set forth in Section 1.05(f).

“SOA” shall have the meaning set forth in Section 5.20(b).

“Subsidiary” means, when used with reference to an entity, any corporation, a majority of the outstanding voting securities of which are owned directly or indirectly by such entity or any partnership, joint venture or other enterprise in which any entity has, directly or indirectly, a majority equity interest.

“Superior Proposal” means any bona fide written Acquisition Proposal received after the date hereof that Community’s Board determines in good faith, after consultation with its outside legal and financial advisors, to be reasonably likely to be consummated in accordance with its terms and to be more favorable to Community and its stockholders from a financial point of view than the transactions contemplated hereby (including any adjustment to the terms and conditions proposed by EQBK in response to such proposal pursuant to Section 5.22(e) or otherwise); provided that for purposes of this definition references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

“Surviving Corporation” shall have the meaning set forth in Section 1.01.

“Tail Policy” shall have the meaning set forth in Section 6.14(c).

“Tax” or “Taxes” means all (i) United States federal, state or local or non-United States taxes, assessments, charges, duties, levies, interest or other similar governmental charges of any nature, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, interest, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, charges, duties, levies, penalties and interest; (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (iii) any liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes required to be filed with an Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.

“Terminated Employee” shall have the meaning set forth in Section 6.08(a).

“Termination Fee” shall have the meaning set forth in Section 9.03(b).

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

“Voting Agreement” shall have the meaning set forth in the Recitals.

“Welfare Plan” shall have the meaning set forth in Section 5.14(b).

Section 10.13 Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at Law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at Law or in equity.

Section 10.14 Attorneys’ Fees and Costs. If attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, the prevailing party is entitled to recover reasonable attorneys’ fees and costs incurred therein and determined by the court to be justified.

Section 10.15 Rules of Construction. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.16 Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

Section 10.17 Public Disclosure. Neither EQBK nor Community, or any Affiliate or Subsidiary of the same, will make any announcement, statement, press release, acknowledgment or other public disclosure of the existence of, or reveal the terms, conditions or the status of, this Agreement or the transactions contemplated hereby without the prior written consent of the other parties to this Agreement (which shall not be unreasonably withheld, condition or delayed); provided, however, that (i) EQBK and Community are permitted to make any public disclosures or governmental filings as legal counsel may deem necessary to maintain compliance with or to prevent violations of applicable Law, that may be necessary to obtain regulatory approval for the transactions contemplated hereby, or that may be necessary to enforce the obligations under this Agreement and (ii) EQBK may disclose the existence of, or reveal the terms, conditions or the status of, this Agreement or the transactions contemplated hereby to potential investors in EQBK that is bound by a confidentiality agreement.

Section 10.18 Extension; Waiver. At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any of the agreements, covenants or conditions contained herein. Such action will be evidenced by a signed written notice given in the manner provided in Section 10.08. No party to this Agreement will by any act (except by a written instrument given pursuant to Section 10.08) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. Any party may unilaterally waive a right which is solely applicable to it.

Section 10.19 Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties hereto.

Section 10.20 No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their duly authorized officers as of the date first above written.

EQUITY BANCSHARES, INC.

By:	/s/ Brad S. Elliott
Name:	Brad S. Elliott
Title:	Chairman and Chief Executive Officer

COMMUNITY FIRST BANCSHARES, INC.

By:	/s/ Jerry P. Maland
Name:	Jerry P. Maland
Title:	Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Reorganization]

Annex B

FORM OF VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) dated as of July 14, 2016 is executed by and among Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), Community First Bancshares, Inc. (“Community”), an Arkansas corporation and registered bank holding company under the BHCA, Brad S. Elliott (“Elliott”), as proxy, and the Stockholders of Community listed on the signature page to this Agreement (referred to herein individually as a “Stockholder” and collectively as the “Stockholders”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given them in the Reorganization Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, EQBK and Community have entered into that certain Agreement and Plan of Reorganization, dated as of the date hereof (the “Reorganization Agreement”), providing for, among other things, EQBK’s acquisition of Community through the merger of Community with and into EQBK (the “Merger”);

WHEREAS, the Reorganization Agreement provides that all of the issued and outstanding shares of common stock, par value $0.10 per share, of Community (the “Common Stock”), other than Cancelled Shares and Dissenting Shares, will be exchanged for such consideration as set forth in the Reorganization Agreement;

WHEREAS, as a condition and inducement to EQBK’s willingness to enter into the Reorganization Agreement, each of the Stockholders have agreed to vote their shares of Common Stock in favor of approval of the Reorganization Agreement and the transactions contemplated thereby; and

WHEREAS, EQBK is relying on the agreements set forth herein in incurring expenses in reviewing the business of Community and its wholly-owned banking subsidiary, Community First Bank, an Arkansas state bank (the “Bank”), in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger, and the Stockholders are benefiting both from such expenditures by EQBK and by the terms of the Reorganization Agreement.

NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Community, EQBK, the Proxy Holder (as defined below) and the Stockholders undertake, promise, covenant and agree with each other as follows:

AGREEMENT

1. Each Stockholder, being the registered owner of the number of shares of Common Stock set forth below the Stockholder’s name on the signature pages hereto (for each such Stockholder, the “Shares”), will vote, direct to vote, or act by consent with respect to:

(a)	the Shares;

(b)	all Common Stock the Stockholder owns as of the record date of any meeting of the Stockholders of Community or otherwise as of the date of such vote or consent; and

(c)	all Common Stock the Stockholder owns beneficially and has the power and authority to direct the voting thereof as of the record date of any meeting of the Stockholders of Community or otherwise as of the date of such vote or consent

(clauses (a), (b) and (c), collectively, the “Proxy Shares”), in favor of approval of the Merger and any other transactions contemplated by the Reorganization Agreement.

2. If Community conducts a meeting of or otherwise seeks approval of its Stockholders with respect to any Acquisition Proposal (as defined in the Reorganization Agreement) or any other matter that may contradict this Agreement or the Reorganization Agreement or may prevent EQBK or Community from completing the Merger, then the Stockholders will vote the Proxy Shares against the approval of the Acquisition Proposal or otherwise act in the manner most favorable to completing the Merger and the transactions contemplated by the Reorganization Agreement.

3. Each Stockholder shall not invite or seek any Acquisition Proposal, support (or publicly suggest that anyone else should support) any Acquisition Proposal that may be made, or ask the Community Board to consider, support or seek any Acquisition Proposal or otherwise take any action designed to make any Acquisition Proposal more likely. None of the Stockholders shall meet or otherwise communicate with any Person that makes or is considering making an Acquisition Proposal or any representative of such Person after becoming aware that the Person has made or is considering making an Acquisition Proposal. Each Stockholder shall promptly advise Community of each contact the Stockholder or any of the Stockholder’s representatives may receive from any Person relating to any Acquisition Proposal or otherwise indicating that any Person may wish to participate or engage in any transaction arising out of any Acquisition Proposal and will provide Community with all information EQBK requests that is available to the Stockholder regarding any such Acquisition Proposal or possible Acquisition Proposal. Each Stockholder will not make any claim or join in any litigation alleging that the Community Board is required to consider, endorse or support any Acquisition Proposal or to invite or seek any Acquisition Proposal. Each Stockholder shall not take any other action that is reasonably likely to make consummation of the Merger less likely or to impair EQBK’s ability to exercise any of the rights granted by the Reorganization Agreement. Notwithstanding the foregoing and for purposes of clarity, nothing contained herein shall prevent any Stockholder from taking actions on behalf of Community, solely in his or her capacity as a director or officer of Community, that are expressly permitted by Section 5.22 of the Reorganization Agreement.

4. Each Stockholder, severally, but not jointly, represents and warrants to EQBK that:

(a)	Stockholder (i) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Shares free and clear of all liens or encumbrances, and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Stockholder is a party relating to the pledge, disposition or voting of any of the Shares and there are no voting trusts or voting agreements with respect to the Shares.

(b)	Stockholder does not beneficially own any Common Stock other than (i) the Shares and (ii) any options, warrants or other rights to acquire any additional shares of Common Stock or any security exercisable for or convertible into shares of Common Stock, set forth on the signature page of this Agreement.

(c)	Stockholder has full corporate power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Stockholder’s obligations hereunder (including the proxy described in Section 5 below). This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

(d)	None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or law applicable to Stockholder or to Stockholder’s property or assets.

(e)	No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of Stockholder is required in connection with the valid execution and delivery of this Agreement. No consent of Stockholder’s spouse is necessary under any “community property” or other laws in order for Stockholder to enter into and perform its obligations under this Agreement.

(f)	Stockholder hereby (a) confirms his or her knowledge of the availability of the rights of dissenting Stockholders under the Arkansas Business Corporation Act of 1987 (the “ABCA”) with respect to the Merger and (b) confirms receipt of a copy of the provisions of the ABCA related to the rights of dissenting Stockholders. Each Stockholder hereby waives and agrees not to assert, and shall use its best efforts to cause any of its Affiliates who hold of record any of the Stockholder’s Shares to waive and not to assert, any appraisal rights with respect to the Merger that the Stockholder or such Affiliate may now or hereafter have with respect to any Shares (or any other shares of capital stock of Community that the Stockholder shall hold of record at the time that the Stockholder may be entitled to assert appraisal rights with respect to the Merger) whether pursuant to the ABCA or otherwise.

2. In order to better effect the provisions of Sections 1 and 2 of this Agreement, each Stockholder hereby revokes any previously executed proxies and hereby constitutes and appoints Elliott, with full power of substitution, his true and lawful proxy and attorney-in-fact (the “Proxy Holder”) to vote at any meeting of the Stockholders of Community all of the Proxy Shares in favor of the approval of the Merger and any other transactions contemplated by the Reorganization Agreement, with such modifications to the Reorganization Agreement as the parties thereto may make; but this proxy will not apply with respect to any vote on approval of the Merger contemplated by the Reorganization Agreement if the Reorganization Agreement is modified so as to (i) reduce the amount of consideration or the form of consideration to be received by the Stockholder or (ii) materially alter the tax consequences of the receipt thereof under the Reorganization Agreement in its present form. This proxy shall be limited strictly and solely to the power and authority to vote the Proxy Shares in the manner and for the purpose set forth in Sections 1 and 2 of this Agreement and shall not extend to any other matters.

3. Each Stockholder hereby covenants and agrees that until this Agreement is terminated in accordance with its terms, each Stockholder will not, and will not agree to, without the consent of EQBK, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, cause to be redeemed or otherwise dispose of (any such transaction, a “Transfer”) any of the Shares or grant any proxy or interest in or with respect to any Shares or deposit any such Shares into a voting trust or enter into another voting agreement or arrangement with respect to such Shares except as contemplated by this Agreement. Any attempted Transfer of Shares or any interest therein in violation of this Section shall be null and void. This Section shall not prohibit a Transfer of the Shares to any member of Stockholder’s immediate family, to another Stockholder, to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, or upon the death of Stockholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to EQBK, to be bound by all of the terms of this Agreement.

4. Elliott, by his execution below, agrees to (A) vote all of the Stockholders’ Proxy Shares at any meeting of the Stockholders of Community, in favor of the approval of the Merger and any other transactions contemplated by the Reorganization Agreement, with such modifications to the Reorganization Agreement as the parties thereto may make; but this proxy will not apply with respect to any vote on approval of the Merger contemplated by the Reorganization Agreement if the Reorganization Agreement is modified so as to (i) reduce the amount of consideration or the form of consideration to be received by the Stockholder or (ii) materially alter the tax consequences of the receipt thereof under the Reorganization Agreement in its present form and (B) in the event of an Acquisition Proposal, to vote all of the Stockholders’ Proxy Shares at any meeting of the Stockholders of Community, against the approval of the Acquisition Proposal or otherwise act in the manner most favorable to completing the Merger and the transactions contemplated by the Reorganization Agreement.

5. Each Stockholder acknowledges that EQBK and Community are relying on this Agreement in incurring expenses in connection with EQBK’s reviewing Community and the Bank’s business, in Community’s cooperation with EQBK’s preparation of a proxy statement and Registration Statement on Form S-4, in EQBK’s proceeding with the filing of applications for regulatory approvals, and in their undertaking other actions necessary for completing the Merger and that THE PROXY GRANTED HEREBY IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE TO THE FULL EXTENT PERMITTED BY APPLICABLE LAW, INCLUDING TO THE EXTENT APPLICABLE, SECTION 4-27-722 OF THE ARKANSAS BUSINESS CORPORATION ACT OF 1987. The Stockholders and Community acknowledge that the performance of this Agreement is intended to benefit EQBK.

6. This Agreement shall remain in effect until the earlier to occur of (a) the termination of the Reorganization Agreement, as it may be amended or extended from time to time, pursuant to the terms and conditions contained therein, or (b) completion of the transactions contemplated by the Reorganization Agreement.

7. Elliott may, in his sole discretion, appoint a substitute proxy to act as Proxy Holder under this Agreement; provided, that any substitute proxy shall agree in writing to be bound by the terms and conditions of this Agreement. In the event of the death, disability or incapacity of Elliott, EQBK, in its sole discretion, may appoint a substitute proxy to act as Proxy Holder under this Agreement.

8. The vote of the Proxy Holder will control in any conflict between his vote of the Proxy Shares and a vote by the substitute proxy holder or the Stockholders of the Proxy Shares, and Community agrees to recognize the vote of the Proxy Holder instead of the vote of substitute proxy holder or the Stockholders if the substitute proxy holder or the Stockholders do not vote in accordance with Sections 1 and 2 of this Agreement.

9. This Agreement may be amended, modified or supplemented with respect to a particular Stockholder only by an instrument in writing executed by EQBK, Community and that Stockholder. Any such amendment, modification or supplement shall only apply to the Stockholder(s) executing such written agreement and this Agreement will remain in full force and effect with respect to Stockholders who do not execute such written agreement.

10. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. An email or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

11. This Agreement, the Reorganization Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

12. Any and all notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by email, at the respective addresses or transmission numbers set forth below and is deemed delivered

(a) in the case of personal delivery or email, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with and instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

IF TO COMMUNITY, THE STOCKHOLDERS:

Jerry P. Maland

Chairman, President and Chief Executive Officer

Community First Bancshares, Inc.

200 East Ridge Avenue

Harrison, Arkansas 72601

Email: maland@communityfirstbank.com

WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

Dan R. Bowers

Bowers Law Firm

1413 McCoy Drive, Suite A

Harrison, Arkansas 72601

Email: bowers@windstream.net

AND

Jonathan S. Hightower

Bryan Cave LLP

1201 West Peachtree Street, NW, 14th Floor

Atlanta, Georgia 30309

IF TO EQBK OR PROXY HOLDER:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Email: belliott@equitybank.com

WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Email: mike.keeley@nortonrosefulbright.com

13. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN SEDGWICK COUNTY, KANSAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH

PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

14. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

15. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

16. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

EQUITY BANCSHARES, INC.

By:
Name:	Brad S. Elliott
Title:	Chairman and Chief Executive Officer

PROXY HOLDER:

Brad S. Elliott

COMMUNITY FIRST BANCSHARES, INC.

By:
Name:	Jerry P. Maland
Title:	Chairman, President and Chief Executive Officer

STOCKHOLDERS

[Name]
Number of Shares:

[Name]
Number of Shares:

[Name]
Number of Shares:

[Name]
Number of Shares:

[Signature Page to Voting Agreement]

Annex C

FORM OF DIRECTOR SUPPORT AGREEMENT

This DIRECTOR SUPPORT AGREEMENT (the “Agreement”) is made and entered into as of                     , 2016, by and between Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and                     , an individual resident of the State of Arkansas (“Director”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given them in the Reorganization Agreement (as defined below).

RECITALS

WHEREAS, EQBK, and Community First Bancshares, Inc. (“Community”), an Arkansas corporation and registered bank holding company under the BHCA, have entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the “Reorganization Agreement”), providing for EQBK’s acquisition of Community through the merger of Community with and into EQBK (the “Merger”);

WHEREAS, as a condition and inducement to EQBK’s willingness to enter into the Reorganization Agreement, EQBK and Director have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration for receipt of such confidential information and trade secrets and in consideration of the premises and mutual covenants contained herein and in the Reorganization Agreement intending to be legally bound hereby, EQBK and Director agree as follows;

AGREEMENT

1. Director Support. Director agrees to use his or her best efforts to refrain from harming the goodwill of Community, any Subsidiary of Community (“Community Subsidiary”), EQBK or any Subsidiary of EQBK, and their respective customer, client and vendor relationships. During the term of this Agreement, Director agrees also to consider Equity Bank, a Kansas state bank with its principal office in Andover, Kansas (“Equity Bank”), when obtaining banking products or services for his or her personal or business needs; provided, however, that this Agreement shall not require Director to contact Equity Bank for a proposal on any such needs.

2. Director Covenants.

(a) Director acknowledges that he has received substantial, valuable consideration, including confidential trade secret and proprietary information relating to the identity and special needs of current and prospective customers of Community or any Community Subsidiary, Community’s and any Community Subsidiary’s current and prospective services, Community’s and any Community Subsidiary’s business projections and market studies, Community’s and any Community Subsidiary’s business plans and strategies, Community’s and any Community Subsidiary’s studies and information concerning special services unique to Community or any Community Subsidiary. Director further acknowledges and agrees that this consideration constitutes fair and adequate consideration for the execution of the non-solicitation and non-competition restrictions set forth below. Accordingly, other than in any capacity for or on behalf of EQBK or any subsidiary of EQBK, Director agrees that Director will not, directly or indirectly, individually or as an employee, partner, officer, director or shareholder or in any other capacity whatsoever:

i.	solicit the business of any person or entity who is a customer of Community or any Community Subsidiary as of the date of this Agreement or as of the Closing Date on behalf of any other insured depository institution for the purpose of providing financial services to such person or entity;

ii.

acquire any interest in (directly or indirectly), charter, operate or enter into any franchise or other management agreement with any insured depository institution that has a location within 50 miles of any location of Community or Community Subsidiary (the “Noncompete Area”) (but notwithstanding the foregoing, Director may (1) retain any existing ownership interest in any insured depository institution as disclosed on Schedule 1 attached hereto, (2) acquire an ownership interest in any publicly-traded depository institution, so long as that ownership interest does not exceed 1% of the total number of shares outstanding of that depository institution, and (3) invest in an existing mutual fund that invests, directly or indirectly, in such insured depository institutions);

iii.	from and after the Effective Time, serve as an officer, director, employee, agent or consultant to any insured depository institution that has a location within the Noncompete Area;

iv.	establish or operate a branch or other office of an insured depository institution within the Noncompete Area; or

v.	recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer others concerning employment, any person who is, or within the 12 months preceding the Closing Date was, an employee of Community or any Community Subsidiary; but nothing in this Section 2(a)(v) applies to employment other than in financial services.

Director may not avoid the purpose and intent of this Section 2(a) by engaging in conduct within the Noncompete Area from a remote location through means such as telecommunications, written correspondence, computer generated or assisted communications, or other similar methods.

(b) If any court of competent jurisdiction should determine that the terms of this Section 2 are too broad in terms of time, geographic area, lines of commerce or otherwise, that court is to modify and revise any such terms so that they comply with applicable law.

(c) Director agrees that (i) this Agreement is entered into in connection with the sale to EQBK of the goodwill of the business of Community First Bank, an Arkansas state bank with its principal offices in Harrison, Arkansas (the “Bank”), (ii) Director is receiving valuable consideration for this Agreement, (iii) the restrictions imposed upon Director by this Agreement are essential and necessary to ensure EQBK acquires the goodwill of the Bank, and (iv) all the restrictions (including particularly the time and geographical limitations) set forth in this Agreement are fair and reasonable.

3. Early Resolution Conference. This Agreement is understood to be clear and enforceable as written and is executed by both parties on that basis. However, should Director later challenge any provision as unclear, unenforceable, or inapplicable to any competitive activity that Director intends to engage in, Director will first notify EQBK in writing and meet with a EQBK representative and a neutral mediator (if EQBK elects to retain one at its expense) to discuss resolution of any disputes between the parties. Director will provide this notice at least twenty-one (21) days before Director engages in any activity on behalf of a competing business or engages in other activity that could foreseeably fall within a questioned restriction. If Director fails to comply with this requirement, Director waives his right to challenge the reasonable scope, clarity, applicability or enforceability of this Agreement and its restrictions at a later time.

4. Termination. This Agreement and all obligations hereunder will terminate on the earlier of (a) the date the Reorganization Agreement is terminated pursuant to Section 9.01 of the Reorganization Agreement or (b) the date that is twenty-four (24) months after the Closing Date.

5. Waiver, Amendment and Modification. Any party may unilaterally waive a right which is solely applicable to it. Such action will be evidenced by a signed written notice. No failure to exercise nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties hereto.

6. Governing Law. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN SEDGEWICK COUNTY, KANSAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.

7. Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void.

8. No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

9. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

10. Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

11. Entire Agreement. This Agreement, the Reorganization Agreement, the Voting Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

12. Rules of Construction. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

13. Notice. Any and all notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by facsimile transmission, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery, facsimile transmission, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with and instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

If to Director:

If to EQBK:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Facsimile: (316) 681-0839

With a copy (which shall not constitute notice) to:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Facsimile: (214) 855-8200

14. Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

15. Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

DIRECTOR

[NAME]

EQUITY BANCSHARES, INC.

By:
Name:	Brad S. Elliott
Title:	Chairman and Chief Executive Officer

[Signature Page to Director Support Agreement]

ANNEX D

OPINION OF STEPHENS INC.

July 12, 2016

Board of Directors

Community First Bancshares, Inc.

200 East Ridge Avenue

Harrison, AR 72601

Members of the Board:

You have engaged us as a financial advisor in connection with the proposed merger of Community First Bancshares, Inc. (the “Company”) with and into Equity Bancshares, Inc. (the “Buyer”) (collectively, the “Transaction”), and you have requested our opinion (the “Opinion”) as to the fairness to the disinterested stockholders of the Company (the “Stockholders”) from a financial point of view of the consideration to be received by the Stockholders in the Transaction. For purposes of our Opinion, the term “Stockholders” means holders of Company common stock other than (i) any holder of ten percent or more of the outstanding stock of the Company and (ii) the Buyer or any of its affiliates. The terms and conditions of the Transaction are more fully set forth in an Agreement and Plan of Reorganization (the “Agreement”) expected to be dated July 14, 2016.

In connection with rendering our Opinion we have:

(i)	analyzed certain audited financial statements and management reports regarding the Company and the Buyer;

(ii)	analyzed certain internal financial statements and other financial and operating data concerning the Company and the Buyer prepared by management of the Company and Buyer, respectively;

(iii)	analyzed, on a pro forma basis, the effect of the Transaction on the balance sheet, capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis of the Buyer;

(iv)	reviewed the reported prices and trading activity for the common stock of the Buyer;

(v)	compared the financial performance of the Company and the Buyer with that of certain other publicly-traded companies and their securities that we deemed relevant to our analysis of the Transaction;

(vi)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;

(vii)	reviewed the most recent draft of the Agreement and related documents provided to us by the Company;

(viii)	discussed with management of the Company and the Buyer the operations of and future business prospects for the Company and the Buyer and the anticipated financial consequences of the Transaction to the Company and the Buyer;

(ix)	assisted in your deliberations regarding the material terms of the Transaction and your negotiations with Buyer; and

(x)	performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and the Buyer and of the other information reviewed by us in connection with the preparation of our Opinion, and our Opinion is based upon such information. We have not independently verified the accuracy or completeness of the information and financial data on which our Opinion is based. The managements of the

Company and the Buyer have assured us that they are not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or of the Buyer, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or of the Buyer under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not received or reviewed any individual credit files nor have we made an independent evaluation of the adequacy of the allowance for loan losses of the Company or the Buyer. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or of the Buyer. With respect to the financial forecasts prepared by the management of the Company, we have assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the financial results reflected by such projections will be realized as predicted. We have also assumed that the representations and warranties contained in the Agreement and all related documents are true, correct and complete in all material respects.

We understand that, prior to the consummation of the Transaction, the Company intends to distribute to its stockholders in kind the stock of White River Bancshares Company now held by the Company. With your permission, our Opinion assumes that such distribution is completed, as expected, prior to the consummation of the Transaction. Except for the assumption that such distribution is completed, as expected, prior to the consummation of the Transaction, our Opinion does not address such distribution and does not consider such distribution to be a part of the Transaction.

As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and the Buyer and have previously provided investment banking services to the Buyer and issue periodic research reports regarding the Buyer’s business activities and prospects, and we expect to provide similar services in the future. We have received fees for providing investment banking services to the Buyer in the past and we expect to pursue and may also receive fees for future services. During the two years preceding the date of this letter, we have not received any investment banking fees from the Company, but we have provided securities brokerage services to both the Company and Buyer and have received customary compensation for such services. We also served as an underwriter for the Buyer in its IPO in 2015, and we received investment banking compensation for our services as an underwriter in that transaction. We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our Opinion to the Company. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this Opinion letter. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or of any other participant in the Transaction.

We are not legal, accounting, regulatory or tax experts and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, accounting, regulatory or tax consequences for the Company or the Stockholders.

Our Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion. We have assumed that the Transaction will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification. We have assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Company or the Stockholders.

This Opinion is for the use and benefit of the Board of Directors of the Company for the purposes of its evaluation of the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Transaction. This Opinion is not intended to confer any rights or remedies upon any other person. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the Stockholders. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to Stockholders of the Company. Our fairness opinion committee has approved the Opinion set forth in this letter. Neither this Opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this Opinion letter and a summary discussion of our underlying analyses and role as financial adviser to the Company may be included in communications to Stockholders of the Company, provided that we approve of the content of such disclosures prior to any filing, distribution or publication of such communications.

Based upon the foregoing and our general experience as investment bankers, and subject to the assumptions and qualifications stated herein, it is our opinion on the date hereof that the consideration to be received by the Stockholders in the Transaction is fair to them from a financial point of view.

Very truly yours,

STEPHENS INC.

/s/ Stephens Inc.

ANNEX E

OPINION OF KEEFE, BRUYETTE & WOODS, INC.

July 12, 2016

The Board of Directors

Equity Bancshares, Inc.

7701 East Kellog Drive

Suite 200

Wichita, KS 67207

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Equity Bancshares, Inc. (“EQBK”) of the Aggregate Merger Consideration (as defined below) in the proposed merger (the “Merger”) of Community First Bancshares, Inc. (“Community First”) with and into EQBK, pursuant to the Agreement and Plan of Reorganization (the “Agreement”) to be entered into by and between EQBK and Community First. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any further action on the part of EQBK, Community First or any holder of common stock, par value $0.10 per share, of Community First (“Community First Common Stock”), each share of Community First Common Stock that is issued and outstanding immediately prior to the Effective Time (except for the Cancelled Shares and Dissenting Shares (each as defined in the Agreement)) will be converted into and become the right to receive: (i) 7.261 shares of Class A common stock, par value $0.01 per share, of EQBK (“EQBK Class A Common Stock” and, such number of shares of EQBK Class A Common Stock, the “Stock Consideration”) and (ii) $27.30 in cash (the “Cash Consideration”), subject to downward adjustment as set forth in the Agreement (as to which we express no opinion). The aggregate Stock Consideration and the aggregate Cash Consideration, taken together, are referred to herein as the “Aggregate Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, (a) immediately following the Merger or at such later time as EQBK may determine, Community First Bank, a wholly-owned subsidiary of Community First, will be merged with and into Equity Bank, a wholly-owned subsidiary of EQBK (such transaction, the “Bank Merger”), pursuant to a separate merger agreement, and (b) at or prior to the closing of the Merger, Community First Community will distribute all of its equity interest in White River Bancshares Company (“White River”), or any proceeds from the disposition of Community’s equity interest in White River, to the stockholders of Community (any such distribution, the “White River Distribution”). For purposes of our opinion and with the consent of EQBK, we have assumed, in all respects material to our analyses, the occurrence of the White River Distribution.

KBW has acted as financial advisor to EQBK and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of their broker-dealer businesses, KBW and its affiliates may from time to time purchase

Keefe, Bruyette & Woods, Inc. • 787 7th Avenue • New York, NY 10019

securities from, and sell securities to, EQBK and Community First and, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of EQBK for their own accounts and for the accounts of their respective customers and clients. We have acted exclusively for the board of directors of EQBK (the “Board”) in rendering this opinion and will receive a fee from EQBK for our services. A portion of our fee became payable upon the signing of the engagement letter, a portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, EQBK has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to EQBK and received compensation for such services. KBW acted as a bookrunning manager in the EQBK initial public offering in November 2015. In the past two years, KBW has not provided investment banking and financial advisory services to Community First. We may in the future provide investment banking and financial advisory services to EQBK or Community First and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of EQBK and Community First and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated July 11, 2016 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of EQBK; (iii) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 of EQBK; (iv) the audited financial statements for the three fiscal years ended December 31, 2015 of Community First; (v) the unaudited financial statements for the fiscal quarter ended March 31, 2016 and month ended April 30, 2016 of Community First; (vi) certain regulatory filings of EQBK and Community First and their respective subsidiaries, including (as applicable) the semi-annual reports on Form FR Y-9, the quarterly reports on Form FR Y-9SP, and the call reports filed with respect to each period applicable to such reports during the three year period ended December 31, 2015 and the quarter ended March 31, 2016; (vii) certain other interim reports and other communications of EQBK and Community First to their respective stockholders; and (viii) other financial information concerning the businesses and operations of EQBK and Community First furnished to us by EQBK and Community First or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of EQBK and Community First; (ii) the assets and liabilities of EQBK and Community First; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of EQBK and certain financial information of Community First with similar information for certain other companies, the securities of which are publicly traded; (v) financial and operating forecasts and projections of Community First prepared by Community First management, and provided to us and discussed with us by such management and used and relied upon by us based on such discussions, at the direction of EQBK management and with the consent of the Board; (vi) the publicly available consensus “street estimates” of EQBK for 2016 and 2017, as well as assumed EQBK long-term growth rates provided to us by EQBK management, all of which information was discussed with us by such management and used and relied upon by us at the direction of such management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on EQBK (including without limitation the potential cost savings and related expenses expected to result or be derived from the Merger) that were prepared by EQBK management, provided to and discussed with us by such management, and used and relied upon at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held with the respective managements of

Keefe, Bruyette & Woods, Inc. • 787 7th Avenue • New York, NY 10019

EQBK and Community First regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied, with the consent of EQBK, upon the management of Community First as to the reasonableness and achievability of the financial and operating forecasts and projections of Community First (and the assumptions and bases thereon) that were prepared and provided to us by, and discussed with us by, such management, and we have assumed that such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied upon EQBK management as to the reasonableness and achievability of the publicly available consensus “street estimates” of EQBK, the assumed EQBK long-term growth rates and the estimates regarding certain pro forma financial effects of the Merger on EQBK (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) referred to above and the assumptions and bases for such information. We have assumed, at the direction of EQBK, that such information was reasonably prepared on bases reflecting, or in the case of the publicly available consensus “street estimates” referred to above are consistent with, the best currently available estimates and judgments of EQBK management, and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the forecasts, projections and estimates of EQBK and Community First that provided to and discussed with us were not prepared with the expectation of public disclosure, that all such forecasts, projections and estimates, together with the publicly available consensus “street estimates” of EQBK referred to above, are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of EQBK and Community First, and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either EQBK or Community First since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for EQBK and Community First are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of EQBK or Community First, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of EQBK or Community First under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we

Keefe, Bruyette & Woods, Inc. • 787 7th Avenue • New York, NY 10019

have assumed will not differ in any respect material to our analyses from the draft version reviewed) with no additional payments or adjustments to the Aggregate Merger Consideration; (ii) that any related transactions (including the Bank Merger and the White River Distribution) will be completed as contemplated by the Agreement or as otherwise described to us by representatives of EQBK; (iii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iv) that each party to the Agreement or any of the related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (v) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger and any related transactions (including the Bank Merger and the White River Distribution) and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any related documents; and (vi) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions (including the Bank Merger and the White River Distribution), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of EQBK, Community First or the pro forma entity or the contemplated benefits of the Merger, including the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of EQBK that EQBK has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to EQBK, Community First, the Merger and any related transaction (including the Bank Merger and the White River Distribution), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Aggregate Merger Consideration in the Merger to EQBK. We express no view or opinion as to any other terms or aspects of the Merger or any terms or aspects of any related transaction, including without limitation, the form or structure of the Merger (including the form of Aggregate Merger Consideration or the allocation thereof between cash and stock) or any related transaction, the treatment of outstanding trust preferred securities of Community First in the Merger, any consequences of the Merger to EQBK, its stockholders, creditors or otherwise, or any terms, aspects or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of EQBK to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by EQBK or the Board, (iii) the fairness of the amount or nature of any compensation to any of EQBK’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of any class of EQBK common stock or Community First Common Stock or relative to the Aggregate Merger Consideration, (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of EQBK, Community First or any other party to any transaction contemplated by the Agreement, (v) any adjustment (as provided in the Agreement) to the aggregate Cash Consideration assumed to be paid in the Merger for purposes of our opinion, (vi) whether EQBK has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate Cash Consideration to the holders of Community First Common Stock at the closing of the Merger, (vii) the actual value of EQBK Class A Common Stock to be issued in the Merger, (viii) the prices, trading range or volume at which EQBK Class A Common Stock will trade following the public announcement of the Merger or

Keefe, Bruyette & Woods, Inc. • 787 7th Avenue • New York, NY 10019

the prices, trading range or volume at which EQBK Class A Common Stock may trade following the consummation of the Merger, (ix) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (x) any legal, regulatory, accounting, tax or similar matters relating to EQBK, Community First, any of their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction (including the Bank Merger and the White River Distribution), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any holder of any class of EQBK common stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration in the Merger is fair, from a financial point of view, to EQBK.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc. • 787 7th Avenue • New York, NY 10019

ANNEX F

ARKANSAS CODE ANNOTATED

DISSENTERS’ RIGHTS

Ark. Code Ann. § 4-27-1301 et seq.

§ 4-27-1301. Definitions

In this subchapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 4-27-1302 and who exercises that right when and in the manner required by §§ 4-27-1320—4-27-1328.

(3) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

§ 4-27-1302. Right of dissent

(a) A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder’s shares in the event of any of the following corporate actions:

(1) Consummation of a plan of conversion to which the corporation is a party;

(2) Consummation of a plan of merger to which the corporation is a party if:

(A) Shareholder approval is required for the merger by § 4-27-1107 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

(B) The corporation is a subsidiary that is merged with its parent under § 4-27-1108;

(3) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(4) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale under court order or a sale for cash under a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(5) An amendment to the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) Alters or abolishes a preferential right of the shares;

(ii) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(iii) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under § 4-27-604; or

(6) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provide that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this subchapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 4-27-1303. Partial dissenters

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(1) he submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

§§ 4-27-1304 to 4-27-1319. Reserved

§§ 4-27-1304 to 4-27-1319. Reserved

Part B. Procedure for Exercise of Dissenters’ Rights

§ 4-27-1320. Notice; general provision

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(b) If corporate action creating dissenters’ rights under § 4-27-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in § 4-27-1322.

§ 4-27-1321. Payment upon demand; notice

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights (1) must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment for his shares under this subchapter.

§ 4-27-1322. Notice; procedure in content

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of § 4-27-1321.

(b) The dissenters’ notice must be sent no later than ten (10) days after the corporate action was taken, and must:

(1) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

(4) set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date subsection (a) the notice is delivered; and

(5) be accompanied by a copy of this subchapter.

§ 4-27-1323. Payment upon demand; procedure

(a) A shareholder sent a dissenters’ notice described in § 4-27-1322 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 4-27-1322(b)(3), and deposit his certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this subchapter.

§ 4-27-1324. Transfer restrictions; uncertificated shares

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under § 4-27-1326.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

§ 4-27-1325. Payment by corporation

(a) Except as provided in § 4-27-1327, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with § 4-27-1323 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(b) The payment must be accompanied by:

(1) the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares;

(3) an explanation of how the interest was calculated;

(4) a statement of the dissenter’s right to demand payment under § 4-27-1328; and

(5) a copy of this subchapter.

§ 4-27-1326. Corporate action; time limitation

(a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under § 4-27-1322 and repeat the payment demand procedure.

§ 4-27-1327. Election to withhold payment

(a) A corporation may elect to withhold payment required by § 4-27-1325 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 4-27-1328.

§ 4-27-1328. Disputed payment or offer; procedure

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under § 4-27-1325), or reject the corporation’s offer under § 4-27-1327 and demand payment of the fair value of his shares and interest due, if:

(1) the dissenter believes that the amount paid under § 4-27-1325 or offered under § 4-27-1327 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(2) the corporation fails to make payment under § 4-27-1325 within sixty (60) days after the date set for demanding payment; or

(3) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty (30) days after the corporation made or offered payment for his shares.

§ 4-27-1329. Reserved

Part C. Judicial Appraisal of Shares

§ 4-27-1330. Judicial proceedings

(a) If a demand for payment under § 4-27-1328 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit court of the county where the corporation’s principal office is located or the Pulaski County Circuit Court if the corporation does not have a principal office in this state. If the corporation is a foreign corporation, it shall commence the proceeding in the county in this state where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under § 4-27-1327.

§ 4-27-1331. Costs and attorneys fees

(a) The court in an appraisal proceeding commenced under § 4-27-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 4-27-1328.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of §§ 4-27-1320—4-27-1328; or

(2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers of Equity.

Section 17-6305 of the Kansas General Corporation Code provides that a corporation has the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, including attorney’s fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Similarly, a Kansas corporation may also indemnify any person described in the previous sentence who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that any person found liable to the corporation may be indemnified only if a court has determined such person is fairly and reasonably entitled to indemnity for such expenses. To the extent that a present or former director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any foregoing action, suit or proceeding, or in defense of any claim, issue or matter therein, Section 17-6305 of the Kansas General Corporation Code provides that such director, officer, employee or agent will be indemnified against expenses actually and reasonably incurred by such person in connection therewith, including attorney fees.

Equity’s Articles of Incorporation and Bylaws provide that we will indemnify each of Equity’s officers and directors to the fullest extent permitted by Kansas law and that any modification or repeal of Equity’s Articles of Incorporation or Bylaws will not adversely affect this indemnification right of Equity’s officers and directors with respect to any act or omission occurring prior to such modification or repeal. Equity’s Bylaws further provide that any expenses (including attorneys’ fees) actually and reasonably incurred by Equity’s officers and directors in connection with their defense of any indemnifiable proceeding or the enforcement of their indemnification rights will be paid by Equity in advance of the disposition of such action upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that they were not entitled to be indemnified.

As permitted by Section 17-6002(b)(8) of the Kansas General Corporation Code, Equity’s Articles of Incorporation eliminate a director’s liability to Equity and Equity’s stockholders for monetary damages for breach of a fiduciary duty as a director, except for (a) any breach of the director’s duty of loyalty to Equity or Equity’s stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) certain transactions under Section 17-6424 of the Kansas General Corporation Code (relating to liability for unauthorized acquisitions or redemptions of, or payment of dividends on, capital stock), or (d) for any transaction from which the director derived an improper personal benefit.

Equity’s Bylaws also provide that the indemnification rights set forth in the Bylaws are not exclusive of other indemnification rights to which an indemnified party may be entitled under any statute, provision in Equity’s Articles of Incorporation or Bylaws, agreement, vote of stockholders or disinterested directors, policy of insurance or otherwise. In this regard, we will enter into indemnification agreements with each of Equity’s current and future directors and officers that will provide these individuals with a contractual right to indemnification from Equity to the fullest extent permitted under Kansas law against any liability that may arise by reason of their service to us, and to the advancement of expenses incurred as a result of any proceeding against them as to which they could be indemnified. Equity’s Bylaws further authorize Equity to purchase and maintain insurance on behalf of Equity’s officers and directors and we have obtained insurance to cover such individuals for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Equity under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In addition, Equity’s ability to provide indemnification to Equity’s directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. §1828(k).

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization, dated July 14, 2016, between Equity Bancshares, Inc. and Community First Bancshares, Inc. (attached as Annex A to this joint proxy statement/prospectus) (schedules to which have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request).

3.1	Second Amended and Restated Articles of Incorporation of Equity Bancshares, Inc. (incorporated by reference to Exhibit 3.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on May 3, 2016).

3.2	Amended and Restated Bylaws of Equity Bancshares, Inc. (incorporated by reference to Exhibit 3.2 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Equity Bancshares, Inc.’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).

5.1	Opinion of Wise & Reber, L.C. regarding the validity of the securities to be issued.

8.1	Opinion of Norton Rose Fulbright US LLP regarding certain tax matters.

8.2	Opinion of Bryan Cave LLP regarding certain tax matters.

10.1†	Equity Bancshares, Inc. 2006 Non-Qualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).

10.2†	Equity Bancshares, Inc. Amended and Restated 2013 Stock Incentive Plan (incorporated by reference to Appendix A to Equity Bancshares, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 28, 2016).

10.3†	Form of stock option agreement (incorporated by reference to Exhibit 10.2 to Equity Bancshares, Inc.’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).

10.4†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.5†	Amended and Restated Employment Agreement, dated October 10, 2014, between Equity Bank, Equity Bancshares, Inc. and Brad S. Elliott (incorporated by reference to Exhibit 10.4 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

Exhibit No.	Description

10.6†	Amended and Restated Employment Agreement, dated December 15, 2014, among Equity Bank, Equity Bancshares, Inc. and Gregory H. Kossover (incorporated by reference to Exhibit 10.5 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.7†	Amended and Restated Employment Agreement, dated December 15, 2014, among Equity Bank, Equity Bancshares, Inc. and Sam S. Pepper, Jr. (incorporated by reference to Exhibit 10.6 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.8	Loan and Security Agreement, dated January 28, 2016, between Equity Bancshares, Inc. and ServisFirst Bank (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on February 03, 2016).

10.9	Amended and Restated Registration Rights Agreement, dated November 16, 2015, by and between Equity Bancshares, Inc., Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Endicott Opportunity Partners III, L.P., Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P. (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on November 19, 2015).

10.10	Stock Purchase Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC, as amended (incorporated by reference to Exhibit 10.8 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.11	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC (incorporated by reference to Exhibit 10.9 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.12	Registration Rights Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC (incorporated by reference to Exhibit 10.10 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.13	Management Rights Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC (incorporated by reference to Exhibit 10.11 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.14	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P. (incorporated by reference to Exhibit 10.12 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.15	Stock Purchase Agreement, dated October 13, 2010, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P. (incorporated by reference to Exhibit 10.14 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.16	Stock Purchase Agreement, dated May 15, 2012, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P. (incorporated by reference to Exhibit 10.15 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

Exhibit No.	Description

10.17	Management Rights Agreement, dated October 13, 2010, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P. (incorporated by reference to Exhibit 10.17 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.18	Stock Purchase Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD (incorporated by reference to Exhibit 10.18 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.19	Registration Rights Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD (incorporated by reference to Exhibit 10.19 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.20	Management Rights Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD (incorporated by reference to Exhibit 10.20 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.21	Stock Purchase Agreement, dated September 30, 2010, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P., as amended (incorporated by reference to Exhibit 10.21 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.22	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (incorporated by reference to Exhibit 10.22 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.23	Management Rights Agreement, dated September 30, 2010, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (incorporated by reference to Exhibit 10.24 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.24†	Form of Market President Incentive Plan (incorporated by reference to Exhibit 10.28 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.25	Form of Voting Agreement, dated July 14, 2016, among Equity Bancshares, Inc., Brad S. Elliott, Community First Bancshares, Inc. and the stockholders party thereto (attached as Annex B to this joint proxy statement/prospectus).

10.26	Form of Director Support Agreement, dated July 14, 2016, between Equity Bancshares, Inc. and each of the directors of Community First Bancshares, Inc. (attached as Annex C to this joint proxy statement/prospectus).

21.1	List of Subsidiaries of Equity Bancshares, Inc. (incorporated by reference to Exhibit 21.1 to Equity Bancshares, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 17, 2016).

23.1	Consent of Crowe Chizek LLP (with respect to Equity Bancshares, Inc.).

23.2	Consent of Erwin & Company (with respect to Community First Bancshares, Inc.).

23.3	Consent of Wise & Reber, L.C. (included in Exhibit 5.1).

23.4	Consent of Norton Rose Fulbright US LLP (included in Exhibit 8.1).

23.5	Consent of Bryan Cave LLP (included in Exhibit 8.2).

24.1	Powers of Attorney (included on signature page of this joint proxy statement/prospectus).

99.1	Consent of Stephens Inc.

99.2	Consent of Keefe, Bruyette & Woods, Inc.

99.3**	Form of proxy of Community First Bancshares, Inc.

99.4**	Form of proxy of Equity Bancshares, Inc.

**	To be filed by amendment.
†	Represents a management contract or a compensatory plan or arrangement.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)	That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita, State of Kansas, on August 24, 2016.

EQUITY BANCSHARES, INC.

By:	/s/ Brad S. Elliott
Name: Brad S. Elliott
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Brad S. Elliott and Gregory H. Kossover, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brad S. Elliott Brad S. Elliott	Chairman and Chief Executive Officer (Principal Executive Officer)	August 24, 2016

/s/ Gregory H. Kossover Gregory H. Kossover	Director, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 24, 2016

/s/ Gary C. Allerheiligen Gary C. Allerheiligen	Director	August 24, 2016

/s/ L. James Berglund James L. Berglund	Director	August 24, 2016

/s/ Jeff A. Bloomer Jeff A. Bloomer	Director	August 24, 2016

/s/ Roger A. Buller Roger A. Buller	Director	August 24, 2016

/s/ Michael R. Downing Michael R. Downing	Director	August 24, 2016

/s/ P. John Eck P. John Eck	Director	August 24, 2016

/s/ Gregory L. Gaeddert Gregory L. Gaeddert	Director	August 24, 2016

/s/ Wayne K. Goldstein Wayne K. Goldstein	Director	August 24, 2016

Signature	Title	Date

/s/ Michael B. High Michael B. High	Director	August 24, 2016

/s/ Randee R. Koger Randee R. Koger	Director	August 24, 2016

/s/ David B. Moore David B. Moore	Director	August 24, 2016

/s/ Shawn D. Penner Shawn D. Penner	Director	August 24, 2016

/s/ Harvey R. Sorensen Harvey R. Sorensen	Director	August 24, 2016

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization, dated July 14, 2016, between Equity Bancshares, Inc. and Community First Bancshares, Inc. (attached as Annex A to this joint proxy statement/prospectus) (schedules to which have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request).

3.1	Second Amended and Restated Articles of Incorporation of Equity Bancshares, Inc. (incorporated by reference to Exhibit 3.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on May 3, 2016).

3.2	Amended and Restated Bylaws of Equity Bancshares, Inc. (incorporated by reference to Exhibit 3.2 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Equity Bancshares, Inc.’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).

5.1	Opinion of Wise & Reber, L.C. regarding the validity of the securities to be issued.

8.1	Opinion of Norton Rose Fulbright US LLP regarding certain tax matters.

8.2	Opinion of Bryan Cave LLP regarding certain tax matters.

10.1†	Equity Bancshares, Inc. 2006 Non-Qualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).

10.2†	Equity Bancshares, Inc. Amended and Restated 2013 Stock Incentive Plan (incorporated by reference to Appendix A to Equity Bancshares, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 28, 2016).

10.3†	Form of stock option agreement (incorporated by reference to Exhibit 10.2 to Equity Bancshares, Inc.’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).

10.4†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.5†	Amended and Restated Employment Agreement, dated October 10, 2014, between Equity Bank, Equity Bancshares, Inc. and Brad S. Elliott (incorporated by reference to Exhibit 10.4 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.6†	Amended and Restated Employment Agreement, dated December 15, 2014, among Equity Bank, Equity Bancshares, Inc. and Gregory H. Kossover (incorporated by reference to Exhibit 10.5 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.7†	Amended and Restated Employment Agreement, dated December 15, 2014, among Equity Bank, Equity Bancshares, Inc. and Sam S. Pepper, Jr. (incorporated by reference to Exhibit 10.6 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

Exhibit No.	Description

10.8	Loan and Security Agreement, dated January 28, 2016, between Equity Bancshares, Inc. and ServisFirst Bank (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on February 03, 2016).

10.9	Amended and Restated Registration Rights Agreement, dated November 16, 2015, by and between Equity Bancshares, Inc., Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Endicott Opportunity Partners III, L.P., Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P. (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on November 19, 2015).

10.10	Stock Purchase Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC, as amended (incorporated by reference to Exhibit 10.8 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.11	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC (incorporated by reference to Exhibit 10.9 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.12	Registration Rights Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC (incorporated by reference to Exhibit 10.10 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.13	Management Rights Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC (incorporated by reference to Exhibit 10.11 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.14	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P. (incorporated by reference to Exhibit 10.12 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.15	Stock Purchase Agreement, dated October 13, 2010, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P. (incorporated by reference to Exhibit 10.14 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.16	Stock Purchase Agreement, dated May 15, 2012, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P. (incorporated by reference to Exhibit 10.15 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.17	Management Rights Agreement, dated October 13, 2010, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P. (incorporated by reference to Exhibit 10.17 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.18	Stock Purchase Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD (incorporated by reference to Exhibit 10.18 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

Exhibit No.	Description

10.19	Registration Rights Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD (incorporated by reference to Exhibit 10.19 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.20	Management Rights Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD (incorporated by reference to Exhibit 10.20 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.21	Stock Purchase Agreement, dated September 30, 2010, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P., as amended (incorporated by reference to Exhibit 10.21 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.22	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (incorporated by reference to Exhibit 10.22 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.23	Management Rights Agreement, dated September 30, 2010, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (incorporated by reference to Exhibit 10.24 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.24†	Form of Market President Incentive Plan (incorporated by reference to Exhibit 10.28 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.25	Form of Voting Agreement, dated July 14, 2016, among Equity Bancshares, Inc., Brad S. Elliott, Community First Bancshares, Inc. and the stockholders party thereto (attached as Annex B to this joint proxy statement/prospectus).

10.26	Form of Director Support Agreement, dated July 14, 2016, between Equity Bancshares, Inc. and each of the directors of Community First Bancshares, Inc. (attached as Annex C to this joint proxy statement/prospectus).

21.1	List of Subsidiaries of Equity Bancshares, Inc. (incorporated by reference to Exhibit 21.1 to Equity Bancshares, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 17, 2016).

23.1	Consent of Crowe Chizek LLP (with respect to Equity Bancshares, Inc.).

23.2	Consent of Erwin & Company (with respect to Community First Bancshares, Inc.).

23.3	Consent of Wise & Reber, L.C. (included in Exhibit 5.1).

23.4	Consent of Norton Rose Fulbright US LLP (included in Exhibit 8.1).

23.5	Consent of Bryan Cave LLP (included in Exhibit 8.2).

24.1	Powers of Attorney (included on signature page of this joint proxy statement/prospectus).

99.1	Consent of Stephens Inc.

99.2	Consent of Keefe, Bruyette & Woods, Inc.

99.3**	Form of proxy of Community First Bancshares, Inc.

99.4**	Form of proxy of Equity Bancshares, Inc.

**	To be filed by amendment.
†	Represents a management contract or a compensatory plan or arrangement.